ferrovial

INTEGRATED ANNUAL REPORT

FERROVIAL 2025



Ontario South Line project, Toronto, Canada

Consolidated Management Report and Financial Statements

The Report MANAGEMENT REPORT The following section and chapters constitute the Management Report in accordance with Article 2:391 of the Dutch Civil Code: • Letter from the Chairman • In Two Minutes, summarizing key Company figures and milestones in 2025, its main markets and Ferrovial on the stock exchange • Value creation, including strategy, and information on business performance • Statement of Consolidated Non-Financial and Sustainability Information • Corporate Governance Report • Remuneration Report • Risk Report • Annex, including the Alternative Performance Measures and details of other non-financial frameworks The Management Report was reviewed and approved by the Board of Directors on February 25, 2026. Remuneration report The Remuneration Report pursuant to article 2:135b of the Dutch Civil Code (and the Dutch Corporate Governance Code) is included on pages 245 to 265. It was reviewed and approved by the Board of Directors on February 25, 2026. Consolidated Financial Statements The Consolidated Financial Statements, covering pages 325 to 422 were prepared in accordance with IFRS accounting standards as adopted by the European Union (‘EU’) and with Part 9 of Book 2 of the Dutch Civil Code. It was reviewed and approved by the Board of Directors on February 25, 2026. Separate Financial Statements The Separate Financial Statements, pages 424 to 447, were prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. It was reviewed and approved by the Board of Directors on February 25, 2026. Other information For the section "Other information" pursuant to article 3:392 of the Dutch Civil Code, please see pages 449 to 472. This section includes the independent auditor's report on the 2025 Financial Statements and a representation of the provisions of the articles of association on profit appropriation. This section also includes the Independent Auditor's Assurance Report. Non-financial information The Statement of Consolidated Non-Financial and Sustainability Information was also prepared in accordance with the requirements of Dutch and Spanish law and complies with the requirements for the disclosure of non-financial information established by the following international regulations and standards: • European Sustainability Reporting Standards (ESRS): Defines sustainability reporting criteria to improve transparency and consistency of information on environmental, social and governance impacts. • EU Directive 2014/95/EU on non-financial information implemented through the Besluit bekendmaking niet-financiële informatie. • Spanish law 11/2018 on non-financial information and diversity (Spanish law). • Regulation (EU) 2020/852 (Taxonomy Regulation): Includes data on eligibility in relation to the six environmental objectives, figures on alignment with climate objectives and qualitative information on accounting policies, regulatory compliance and context. Ferrovial SE has engaged PwC to provide limited assurance on this Statement of Consolidated Non-Financial and Sustainability Information taking into account the criteria above. The following guidelines were also considered when preparing the Integrated Annual Report: • Task Force on Climate-related Financial Disclosures (TCFD): Provides a framework of recommendations for disclosing risks and opportunities related to climate change, ensuring clarity and consistency for investors. • Recommendations of the Task Force on Nature-related Financial Disclosures (TNFD) including information related to governance, strategy, risk and impact management, and metrics of Ferrovial operations. • Sustainability Accounting Standards Board (SASB): Provides industry-specific standards for managing and disclosing material sustainability issues. • This integrated approach ensures that the information presented is aligned with regulatory frameworks and international best practices in corporate sustainability. • This document is the PDF version of Ferrovial's 2025 Integrated Annual Report and was derived from the official version of the company’s Report 2025. The European Single Electronic Filing format (the ESEF reporting package) is the official version. The ESEF reporting package is available on the Company website https://www.ferrovial.com. In case of discrepancies between this PDF version and the ESEF reporting package, the latter prevails. The auditor’s report and limited assurance report of the independent auditor included in this PDF version relate only to the ESEF reporting package.

The report was prepared following the financial consolidation perimeter, covering all companies in which Ferrovial exercises economic control with more than 50% of share capital. In such cases, 100% of the corresponding information is included, ensuring an accurate and consistent representation of the Group's activities. In relation to the scope of consolidation, on June 6, 2025, Ferrovial completed the previously-announced acquisition of an additional 5.06% stake in the Canadian highway company from affiliates of the AtkinsRéalis Group Inc. The total investment for Ferrovial amounted to CAD $1.99 billion (EUR 1.3 billion), increasing its total ownership of the 407 ETR from 43.23% to 48.29%. On July 29, 2025, Ferrovial, through its subsidiary Ferrovial Construcción, S.A., acquired the 100% of the shares of Powernet I,S.L.U (Powernet), a company that focuses its business on telecommunication and network engineering activities. On June 30, 2025, via its subsidiary Ferrovial Energy US, LLC., Ferrovial acquired all issued and outstanding membership interests in Milano Solar, LLC for USD 19 million, for the development, construction, financing, operation, and maintenance of a 250 MW solar photovoltaic facility, located in Milam County, Texas, expected to operate for 40 years. This transaction has been categorized as an acquisition of assets and liabilities, rather than a business combination, as the company did not have any staff or business activity. On June 27, 2025, Ferrovial completed the divestment of the services business in Chile to a Chilean company controlled by the partners of Scale Capital. The total consideration reached EUR 28.5 million, out of which EUR 17.9 million relates to a vendor loan note payable by the buyer over a five-year period.

Si lv er to w n, L on do n. U .K .

0

MANAGEMENT REPORT

LETTER FROM THE CHAIRMAN [7]
1. FERROVIAL IN 2 MINUTES [9]
KEY FIGURES [10]
2025 MILESTONES [12]
MAIN MARKETS [14]
FERROVIAL ON THE STOCK EXCHANGE [18]
2. GLOBAL STRATEGY AND 2025 PERFORMANCE [23]
GLOBAL STRATEGY AND BUSINESS UNITS [25]
BUSINESS PERFORMANCE [33]
STATEMENT OF CONSOLIDATED NON-FINANCIAL AND SUSTAINABILITY INFORMATION [53]
3. RISK REPORT [196]
4. CORPORATE GOVERNANCE REPORT [206]
5. REMUNERATION REPORT [245]
6. ANNEX [267]
7. INDEPENDENT AUDITOR'S ASSURANCE REPORT ON SUSTAINABILITY INFORMATION [315]

CONSOLIDATED FINANCIAL STATEMENTS

8. CONSOLIDATED FINANCIAL STATEMENTS [325]
9. SEPARATE FINANCIAL STATEMENTS [421]
10. OTHER INFORMATION [447]
PROVISIONS IN THE ARTICLES OF ASSOCIATION ON PROFIT APPROPRIATION [448]
INDEPENDENT AUDITOR´S REPORT [449]

6_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT W ar sa w R ai lw ay S ta tio n, W ar sa w . P ol an d

INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_7 Rafael del Pino Chairman Dear shareholders, Ferrovial delivered solid results in 2025, with strong performance across all businesses. North American assets registered solid revenue per transaction growth, outpacing inflation. Construction improved profitability, surpassing the long-term target, and reached a record order book. The year was marked by robust liquidity, with substantial cash flow generation, mainly due to dividends received from infrastructure projects and asset rotation. Revenue totalled €9.6 billion, an 8.6% increase in like-for-like terms, while adjusted EBITDA reached €1.5 billion, a 12.2% rise year over year in like-for-like terms. Net profit amounted to €888 million. The year was quite active in terms of new investments, with a total of €2 billion of committed capital, mainly allocated to acquire an additional 5% stake in 407 ETR in Toronto and equity injections in the New Terminal One at JFK Airport in New York. The company also continued the rotation of mature assets, closing the divestment of AGS and the remaining of Heathrow airport. Ferrovial closed the year with a solid financial position, with liquidity of €5.1 billion including proceeds from asset sales and record dividends received from projects, which totaled €968 million; and consolidated net debt of minus €1.3 billion, excluding infrastructure projects in both cases. Cash dividends and treasury share purchases amounted to €657 million. The year brought a substantial increase of Ferrovial’s share price, our market capitalization surpassed €40 billion for the first time. In December 2025, Ferrovial was included in the Nasdaq-100 Index, just a year and half after its U.S. listing. This milestone reflects investor confidence in Ferrovial’s distinctive business model and growth strategy in the U.S. Health and safety are top priorities for our company, and we uphold the highest standards in both. In 2025, we stepped up our efforts to ensure that each and every employee returns home safely every day. Although we made progress, we did not achieve our goal of zero fatalities. We remain fully committed to improving and reaching this objective as quickly as possible. For Ferrovial, sustainability is a lever to create value for the business, the communities where we operate and our stakeholders. The company is committed to the highest environmental, social and governance standards, and it has been recognized by the main sustainability indexes, such as Dow Jones Best-in-Class, FTSE4Good, CDP, MSCI, Morningstar Sustainalytics, Euronext ESG, Ecovadis and ISS ESG. None of these achievements would have been possible without the dedication of our more than 22,500 professionals around the world. I thank them all for their continued effort and commitment to the company. I would also like to express my gratitude to our investors, shareholders, customers, and other stakeholders for their trust and support, which has been instrumental in enabling us to deliver essential infrastructure for a world on the move. Rafael del Pino

8_INFORME ANUAL INTEGRADO 2024. INFORME DE GESTIÓN NT E. C ap ac ity Im pr ov em en ts p ro je ct , T ex as . U .S .

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements

1

FERROVIAL IN 2 MINUTES

KEY FIGURES [10]
2025 MILESTONES [12]
MAIN MARKETS [14]
FERROVIAL ON THE STOCK EXCHANGE [18]

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

KEY FIGURES 2025

TOTAL LIQUIDITY* (€M)

5,088

ex-infrastructure. Includes undrawn credit lines (€1,008 million). *More information on Alternative Performance Measures section.
5,320€M in 2024

CONSOLIDATED NET DEBT* (€M)

-1,341

ex-infrastructure project companies. *More information on Alternative Performance Measures section.
-1,794 €M in 2024

REVENUES (€M)

2025	2024	compared to 2024
9,627	**9,148**	**+5.2%** (+8.6% in like-for-like terms)



Ontario South Line project, Toronto, Canada

10_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

CONSTRUCTION ORDER BOOK (€M)	SERIOUS INJURY AND FATALITY FREQUENCY RATE [1]
17,438 **+4.1%** compared to 2024	**17.80%** compared to 2022 [1] SIF -FR= no. (serious accidents + fatalities)*1,000,000/no. hours worked. Includes employees and contractors.
ELECTRICITY FROM RENEWABLE SOURCES	**CO_2 EMISSIONS SCOPE 1&2 TCO_2 EQ**
100% in 2025	**-45.64%** in absolute terms compared to 2020
TOTAL TAXES* (€M)	**BENEFICIARIES OF SOCIAL PROJECTS***
950 *Supported, paid and collected in 2025	**399,000** beneficiaries of Stronger Together, Social Infrastructure and other programs. *Direct beneficiaries of social programs according to the B4SI - LBG methodology*

WORKFORCE AT YEAR-END*

22,609

*as of December 31, 2025

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_11

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements

2025 MILESTONES

1 JANUARY

Recognized as one of the best companies to work for in Spain by Top Employers 2025

Contract awarded for designing and building the superstructure for the UK's high-speed railway between London and Birmingham, valued at £1.784M, with Ferrovial participating at 50%

2 FEBRUARY

Renewal of the prestigious international platform EcoVadis

Achievement of Level 3 Airport Carbon Accreditation at Dalaman Airport from Airports Council International



3 MARCH

Recognized with Zero Waste certification for proper management and for recovering more than 95% of Ferrovial's waste through reuse and recycling

4 APRIL

Ferrovial to allocate over €550,000 to cooperation and social outreach projects in 2025

General Shareholders' Meeting held after a year of strong operating performance and asset rotation

Official opening of Silvertown Tunnel, a landmark infrastructure project that will significantly enhance transportation in East London



5 MAY

Recognized with the Forbes Award for Innovation in the category of Talent and Culture for "Evolving HR with the Power of AI"

Contract awarded for the construction of a pump station as part of the I-35 project in Austin, Texas, which amounted to USD 426 M

12_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

6 JUNE

- Acquisition of 5.06% stake in the 407 ETR, reaching 48.29% of the ownership of the Canadian highway
- Awarded the Top Wellbeing certification, as one of the leading companies in this field in Spain

7 JULY

- Awarded with three 'We Build Texas Awards' for delivering high-quality projects despite significant challenges
- Renewed its position in the FTSE4Good Index for 2025, for 22 consecutive years
- Announcement of the completion of the sale of its entire stake in Heathrow Airport
- Contract awarded to improve capacity and mobility along the 10 mile I-95 corridor in South Carolina, amounting to USD 728 million

8 AUGUST

9 SEPTEMBER

- Development of 250 MW solar facility in Milam County, Texas, bringing reliable electricity to the grid and driving long-term economic growth in the region

10 OCTOBER

- Achievement of a score of 83/100 in Dow Jones Best-in-Class, representing an improvement of +2 points compared to 2024

11 NOVEMBER

- Opening of the largest railway junction in Poland, the Warsaw West station, following comprehensive modernization



12 DECEMBER


ferrovial
Nasdaq

- Included in the Nasdaq-100 Index, recognizing the strength of the distinctive integrated business model and the value that infrastructure brings to growing communities
- Achievement of CDP's Climate Change A List status for the sixteenth consecutive year

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_13

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

MAIN MARKETS

UNITED STATES

REVENUES

€3,485
MILLION

ADJUSTED EBITDA

€927
MILLION

WORKFORCE

4,948



POLAND

REVENUES

€2,228
MILLION

ADJUSTED EBITDA

€255
MILLION

WORKFORCE

6,988



SPAIN

REVENUES

€1,891
MILLION

ADJUSTED EBITDA

€214
MILLION

WORKFORCE

6,297



14_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

UNITED KINGDOM

REVENUES

€804

MILLION

ADJUSTED EBITDA

-€16

MILLION

WORKFORCE

1,148



CANADA

REVENUES

€371

MILLION

ADJUSTED EBITDA

€23

MILLION

WORKFORCE

1,262



LATIN AMERICA

REVENUES

€279

MILLION

ADJUSTED EBITDA

€32

MILLION

WORKFORCE

912



INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_15

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

MAIN MARKETS

REVENUES BY GEOGRAPHY


23.1%
Poland
19.6%
Spain
40.1%
U.S. & Canada
8.4%
United Kingdom
5.9%
Others
2.9%
Latin America

ANALYSTS' VALUATION*

U.S. & CANADA	POLAND	SPAIN
86%	4%	3%

INDIA	REST OF WORLD	
3%	4%	

**Analysts' consensus valuation as of December 2025. Refers to sell-side research analysts covering Ferrovial who share their sum of the parts. The consensus refers to the average of the analysts valuation per country.*

16_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_17 JF K Ai rp or t. Ne w Y or k, U .S .

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

FERROVIAL ON THE STOCK MARKET

Ferrovial's evolution includes a deliberate expansion in global capital markets. Listing on three international stock exchanges has allowed the company to diversify its investor base and strengthen financial flexibility.

SHARE PRICE PERFORMANCE IN 2025


FER
IBEX35
FER NL
FER US
NASDAQ
60.3%
48.2%
38.4%
36.4%
22.0%
D J F M A M J J A S O N D

€40.60
Closing price 2024

€55.34
Closing price 2025

HISTORICAL STOCK DATA*

	2025	2024	2023
Closing Price (€)	55.34	40.60	33.02
Max. (€)	57.60	41.04	33.02
Min. (€)	37.20	33.22	24.53
VWAP (€)	46.45	36.65	28.71
Average Daily Cash (€M)	54.19	45.05	30.27
Average Daily Volume (M of shares)	1.14	1.23	1.06
Number of Shares (M of shares)	733,755	729,560	740,688
Market Capitalization (€M)	40,606	29,620	24,458

**Historical data based on Ferrovial Spanish trading*

CAPITALIZATION (€M):

40,606

TOTAL SHAREHOLDER RETURN (TSR)*:

38.6%

TSR is a measure of the performance of different companies' stocks and shares over time. It combines share price appreciation and dividends paid to show the total return to the shareholder expressed as an annualized percentage.

18_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_19 D I V I D E N D S D E C L A R E D ( € M ) D I V I D E N D P E R S H A R E ( € M ) 520* 2023 2024 2025 136 575 156 *Includes 271M from 2023's buy back program with cash-out in 2024. Dividends declared includes shares delivered + cash I N S T I T U T I O N A L I N V E S T O R S * 2023 2024 2025 0 .7 15 0 .7 98 0 .8 72 Europe (ex Spain) 57% North America 28% Australia 8% Rest of World 5% Spain 2% Source: Nasdaq (November 2025) A N A L Y S T R E C O M M E N D A T I O N buy hold sell 22 analysts covered Ferrovial at December 31, 2025. More than 350 investors contacted in multiple meetings, in addition to 23 roadshows *as of December 2025 C R E D I T R A T I N G : BBB A N A L Y S T C O N S E N S U S T A R G E T P R I C E * : €59.0 [S&P and Fitch] 626

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 20_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT S H A R E H O L D I N G S T R U C T U R E * Free Float 55.46% R. del Pino Calvo-Sotelo 21.53% M. del Pino Calvo-Sotelo 8.64% TCI Master Fund 10.03% Blackrock 4.33% *Source: AFM (December 31, 2025) F E R R O V I A L B O N D S Maturity Date March 31, 2025 May 16, 2026 November 12, 2028 September 13, 2030 January 16, 2030 May 20, 2031 Coupon 1.375% 1.382% 0.540% 4.445% 3.250% 0.750% Notional (M€) 500 780 500 500 500 400 Yield to Maturity 3,164 2,702 2,907 3,270 3,035 0,500 Quotation (31/12/2025) 99,569* 98,258 91,478 105,641 100,803 101,321 F E R R O V I A L B O N D S ’ P R I C E I N 2 0 2 5 2025 Bond 2026 Bond 2028 Bond Sustainable bond 2030 Bond 2031 Bond D J F M A M J J A S O N D 105 100 95 90 85 80 *The quotation reflects the bond’s redemption price at maturity (March 31, 2025).

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_21 NT E. C ap ac ity Im pr ov em en ts p ro je ct , T ex as . U .S .

O nt ar io S ou th L in e pr oj ec t, To ro nt o. C an ad a

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements

2

GLOBAL STRATEGY AND 2025 PERFORMANCE

GLOBAL STRATEGY AND BUSINESS UNITS [25]
BUSINESS PERFORMANCE [33]
STATEMENT OF CONSOLIDATED NON-FINANCIAL AND SUSTAINABILITY INFORMATION [53]
ESRS 2 GENERAL INFORMATION [55]
ENVIRONMENTAL INFORMATION
SUSTAINABLE FINANCING, DRIVING THE BUSINESS MODEL TOWARD A TAXONOMY PORTFOLIO [83]
ESRS E1 CLIMATE CHANGE [95]
ESRS E3 WATER AND MARINE RESOURCES [108]
ESRS E4 BIODIVERSITY AND ECOSYSTEMS [113]
ESRS E5 RESOURCE USE AND CIRCULAR ECONOMY [126]
SOCIAL INFORMATION
ESRS S1 OWN WORKFORCE [132]
ESRS S2 WORKERS IN THE VALUE CHAIN [150]
ESRS S3 AFFECTED COMMUNITIES [157]
GOVERNANCE INFORMATION
ESRS G1 BUSINESS CONDUCT [165]
ENTITY-SPECIFIC
CYBERSECURITY AND DATA PROCESSING [174]
INNOVATION, DIGITALIZATION AND TECHNOLOGY APPLIED TO BUSINESS [178]
ANNEX: ESRS CONTENT INDEX [183]
ANNEX: SPANISH LAW 11/2018 [186]

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 24_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT Li be rt y S ol ar P ro je ct , T ex as . U .S .

Global Strategy and Business Units Ferrovial is a global company focused on the development and operation of sustainable infrastructure. The Company’s business model is based on the integration of its business units (Highways, Airports, Construction and Energy), in which the Construction area supports the concession business with best-in-class engineering capabilities to design and build infrastructure. Ferrovial’s integrated model is present throughout the entire lifecycle of a project, from conceptualization to design, financing, construction, and operation of critical complex projects, such as highways and airports. The Company’s growth focus remains the United States, a market where Ferrovial has worked for more than 20 years. The Company will continue to expand its North American asset base in the coming years. Ferrovial's strategy is built on four key priorities: • People: ensuring the highest standards for health and safety in its operations and implementing innovative technologies to prevent accidents involving users and employees. Ferrovial will continue to attract, develop and deploy the best talent for each position, foster diversity, and actively manage employee engagement. The total workforce of Ferrovial as of December 31 was 22,609. For more detailed information, please refer to S1-6. • Sustainable growth: developing infrastructure projects with high concessional value in Ferrovial’s core markets, rotating mature assets to realize the value of investments, funding future opportunities, and ensuring maximum return to shareholders. • Operational excellence: optimizing cash generation while maintaining the highest level of operating performance, improving efficiency, reinforcing risk management, strengthening financial discipline and keeping sustainability at the core. • Innovation: supporting Ferrovial’s core business, accelerating its digital transformation, fostering an comprehensive innovation and cybersecurity culture and embedding AI within core processes. Ferrovial’s integrated business model enables the Company to develop and operate innovative, efficient, and sustainable infrastructure projects with high value creation for stakeholders. Our four business units are: • Highways has a distinctive infra-asset base that focuses on developing congestion relief solutions, particularly in the US and Canada through dynamic pricing schemes (Managed Lanes, “MLs”). The business will continue to develop MLs and highways in the US, as well as focus on increasing the solid pipeline and pursuing selected projects in other countries, such as India (i.e., the IRB partnership). • Airport’s value proposition is based on facilitating air transport growth to improve people connectivity as air-traffic increases. The business unit will focus on terminal-related opportunities in the US, airport expansion projects in Europe, and other growth opportunities where Ferrovial’s capabilities represent an advantage. • Energy is focused on developing projects for the energy transition, including transmission lines and renewable projects in selected markets, mainly in the US. • Construction is key in supporting other divisions on complex infrastructure projects with end-to-end technical, engineering and production capabilities. The business unit has strong local bases in Texas, Spain and Poland that support other geographies and manage risks from bidding and design to project delivery. In 2024, Ferrovial created the Digital Infrastructure division, which targets investments in the high-growth data center market, building on a decade of construction of successful projects for industry leaders. Aligned with Ferrovial’s corporate strategy, in 2025 the Sustainability Strategy was updated to ensure it creates tangible value across all the Company’s divisions, the communities in which it operates, and its stakeholders. Ferrovial Ferrovial seeks to enhance productivity, operational efficiency and excellence, while reducing costs, ensuring compliance and mitigating risks. The Company’s approach focuses on driving long-term competitiveness and resilience through enhancing the positive impact of the Company’s infrastructure, promoting economic development, encouraging community participation in each project, and reinforcing Ferrovial’s ability to attract and retain talent. This strategy strengthens the Company’s relationship with customers and public administrations and helps facilitate compliance with essential requirements, audits, and qualifications —thereby supporting the basis on which Ferrovial operates. Sustainability also expands the financing opportunities through access to alternative instruments, including green and sustainable financing frameworks. All of this drives dedicated response to the expectations of its shareholders and the investment community, as well as the demands of analysts and indices specialized in ESG criteria . 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_25

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

HIGHWAYS

Cintra, Ferrovial's highway division, strategically focuses its activity on developed markets with high demand for infrastructure, developing projects that enhance users' quality of life through reliable travel routes and congestion-relief solutions, thus contributing to the socioeconomic development of the regions in which it operates.

STRATEGY

With more than 50 years of experience, Cintra's comprehensive management model and in-depth knowledge of travel demand forecasting and advanced pricing analytics create significant value. Synergies with Ferrovial Construction further enhance Cintra's value creation potential and reinforce its strong competitive advantages. Complete project lifecycle management, combined with a diversified and global portfolio, allows Cintra to understand the needs of all stakeholders (users, public authorities, and economic operators), resulting in the ability to provide innovative, sustainable and high value-added solutions.

NORTH AMERICA	CONCESSIONS	KILOMETERS
94%	18	939
Cintra's valuation according to analysts' consensus	In 10 countries	

DIVIDENDS (€M)	INVESTMENT MANAGED* (€M)
880	21,750
	97% international (out of Spain)

(*) Information on investment under management and the number of IRB (India) and Private Invit asset concessions is not included.
(**) Includes Via-Livre, the electronic toll-collection operator in Portugal, and Bip&Drive, the Via-T electronic tolling provider.

MAIN MARKETS

Cintra has consistently invested in growing and diversifying its portfolio, with a strong focus on the North American markets, where the Company benefits from consistent regulatory frameworks and promising growth prospects, including the recent acquisition of an additional 5% stake in the 407ETR.

Cintra owns 48.29% of the 407 ETR highway in Toronto (Canada); 62.97%, 54.60% and 53.67% of the Express Lanes NTE, LBJ and NTE 35W in Texas (US), respectively. Meanwhile, in North Carolina (US), Cintra holds 72.24% of the I-77 and 55.704% of the I-66 in Virginia (US).

In the Express Lanes, rates are dynamic and can be adjusted every few minutes according to the level of congestion, always guaranteeing a minimum speed for drivers. With free-flow (barrier-free) toll systems, these assets stand out for their long concession duration, broad toll rates flexibility and optimized long-term financial structures, positioning Cintra as a leader in the private development of highly complex road transportation infrastructures.

Cintra also seeks investment opportunities in specific geographies where its business model can generate unique competitive advantages and enhance shareholder value. In 2021, Cintra acquired a 24.9% stake in IRB Infrastructure Developers —now reduced to 19.9% after a 5% sale in June 2024— In 2024, Cintra also acquired a 23.99% interest in IRB Infrastructure Trust.

Cintra aims to offer sustainable projects that address urban traffic congestion and complex greenfield concessions. This approach enables users to save time, improve the reliability of their daily commute, and boost economic productivity, thereby creating new growth opportunities in the regions where Cintra operates.

Beyond North America and India, the Company operates in Europe, South America and Australia where it also holds stakes in various assets and corporations.

VALUE CREATION

High-complexity greenfield projects

Cintra specializes in complex greenfield projects due to their high value-creation potential. Its ability to evaluate and take on a higher level of risk associated with projects in the bidding phase (construction, financing, operation and traffic management) allows it to opt for higher rates of return

26_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

(IRR). Value creation is achieved by decreasing the discount rate of future cash flows as project risks are eliminated during the construction phase or reduced (traffic/financing) as the concession term progresses. Rotation of mature assets Value creation is realized through the sale of mature projects, the proceeds of which are invested in new assets with greater potential for value creation. The latest example of this strategy is the agreement reached with Interogo Holding to manage the stakes in a set of concessions in Europe and Canada. Cintra transferred rights and hold majority voting rights in Umbrella Roads BV, which will manage the operations under a service agreement. This partnership could allow for further collaboration between the parties in the future. The sale was completed on October 8, 2024 for EUR 100 million. Creating sustainable value Cintra integrates biodiversity and circular economy principles into every asset, ensuring operational efficiency and long-term resilience. By reducing emissions and waste, and restoring habitats, Cintra does not only protect ecosystems but also enhances asset performance and reduces lifecycle costs. Cintra strengthens climate resilience through energy-efficient technologies, adaptive infrastructure, and continuous efforts to minimize its carbon footprint, safeguarding ecosystems for the long run. Sustainability means ensuring that what drives Cintra’s growth-customers, employees, communities, and shareholders-continues to strengthen every day. Value is created for customers by reducing travel times during peak hours, increasing the reliability of travel, and operating roads to a high standard for safety. Cintra creates value for communities through supporting economic growth and regional prosperity and giving back through volunteer hours and donations. To protect employees, Cintra follows Ferrovial’s “Always Safe, Always Ready” guidance, which provides training and empowers team members to stop work if they feel unsafe or observe unsafe practices. Cintra also partners with top-tier universities, such as the Massachusetts Institute of Technology and the Georgia Institute of Technology, to promote adaptability through research and innovation. Additionally, 100% of Cintra’s portfolio has been assessed for physical climate change risk using the ADAPTARE tool developed in collaboration with the University of Cantabria. EXPECTED BUSINESS PERFORMANCE IN 2026 For 2025, traffic across the Company's assets was expected to continue growing, albeit with I-77 traffic having been positively impacted in 2024 by Hurricane Helene, which diverted heavy vehicles to the highway, and NTE affected by ongoing construction works aimed at increasing project capacity. Expectations were met, with toll revenue surpassing 2024 levels, whereby NTE was less impacted than expected, resulting from close collaboration with the contractor helping to minimize disruption in the area. In 2026, we expect traffic to increase in most of our highway assets, although NTE could be impacted by the ongoing construction works to expand the highway. Dividends of €880 million were received in 2025, compared to EUR 895 million in the previous year (including the distribution of the first dividend in I-77 and I-66). In 2026, it is expected that the main infrastructure assets are expected to continue to distribute dividends consistently according to their operating performance. Cintra will focus its efforts on maximizing the quality of the service provided, optimizing its revenues and costs, within the framework allowed by the concession contracts. The expected evolution by geography is as follows: • In Canada, the 407 ETR highway will continue to focus on optimization and cost-control measures without abandoning the development of its user value-generation strategy. The highway will maintain its investment in the Data Lab to improve its understanding of user behavior and personalize its value propositions, as well as to enhance its customer management systems, enabling tailored services through loyalty plans and specific offers. Under the Schedule 22* of the 407ETR concession agreement, if annual traffic level measurements fall below the corresponding traffic thresholds, 407 ETR will have to pay potentially significant amounts calculated under Schedule 22 to the province and a potential first payment due in early 2026. • In the United States, most highways have shown good traffic growth, as well as growth in average revenue per transaction. The soft cap toll rates was increased in January 2026 based on last December CPI compared to the previous year. Also during 2025, thanks to the success of the North Tarrant Express project, highway expansion work started earlier than initially planned under the development agreement between the Company and the Texas Department of Transportation. Works will continue throughout 2026, with completion expected by the end of 2026. These works are affecting traffic levels, but thanks to the optimal management of the project, the impact felt during 2025 has been lower than expected, with a similar evolution expected through 2026. • Australia: Cintra will continue to manage the Toowoomba Bypass highway and the Western Roads Upgrade project, which was fully opened to traffic in November 2021. • IRB, Infrastructure Developers Ltd. manages 27 different toll road projects (plus a letter of award for a new project) approximately 16,900 lane kilometers. And Private InvIT holds a portfolio of 13 toll road concessions, operates in 12 Indian states over a total distance of more than 7,700 lane kilometers. • Remaining markets: Cintra will continue to operate the assets already in service, including the D4R7 highway in Slovakia, which was fully opened to traffic in October 2021. Several sections of the Ruta del Cacao, in Colombia, will also be opened to traffic. In April 2025, Silvertown Tunnel was fully opened, in the United Kingdom. The Company will continue its bidding activity in North America with an attractive pipeline for 2026, and in other target regions (Europe, Australia, Colombia and Peru), focusing on complex greenfield projects, due to their high potential for value creation, as well as in India through IRB. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_27 *Certain 407 ETR annual traffic levels are measured against annual minimum traffic thresholds, which are prescribed by Schedule 22 to the concession agreement and escalate annually up to a specified lane capacity.

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

AIRPORTS

Ferrovial Airports integrates all the Company's investments in airport activities and is one of the world's leading private airport operators.

STRATEGY

With more than 25 years of experience in airport investment and development, this business unit continues to grow, always seeking to improve passenger experience and optimize efficiency, increasing passenger numbers in Dalaman and the number of agreements with airlines for the future New Terminal One (NTO) operation, but also continuously analyzing selective potential opportunities that could add value to our business.

During 2025, asset rotation reached a key milestone, divesting from certain assets, and shifting the focus to terminal-related opportunities in the USA and other regions where Ferrovial has a presence.

CASH GENERATION	NTO	DALAMAN
1,073 million euros from divestments in the United Kingdom	**82%** construction progress	**7** million euros First year with dividend distribution

ASSETS

Ferrovial Airports has a significant international presence through its 49% stake in the partnership that will design, build and operate the New Terminal One at John F. Kennedy International Airport in New York, US, as well as its 60% stake in the Company that manages the concession for Dalaman International Airport in Turkey. During 2025, the business unit also had a portfolio of four airports in the UK: a 5.25% stake in Heathrow and a 50% stake in Glasgow, Aberdeen and Southampton (AGS).

In January 2025, following satisfaction of applicable regulatory conditions, Ferrovial completed the sale of its 50% shareholding in AGS for a price of £450 million. This gave rise to a capital gain of €297 million which has impacted the results of Q1 2025.

In July 2025, following the compliance with applicable regulatory conditions, Ferrovial completed the sale of its 5.25% shareholding in Heathrow for a price of £466 million. This gave rise to a capital gain of €27 million, with an impact in 2025.

New Terminal One (NTO) at JFK International Airport

This was a critical year for NTO construction progress and the kickoff of Operational Readiness and Airport Transfer (ORAT) activities. As the year drew to a close, physical construction progress stood at 82% vertical circulation elements were all installed, critical systems like the baggage handling system were installed and underwent testing, and user fit-out of lounge spaces, office spaces, and concessions spaces is well underway. The focus now is on completing physical construction and power and IT systems such that ORAT is completed at the earliest possible date.

Beyond construction, 2025 was also a key year for NTO project financing, with the successful issuance of the Series 2025 Green Bonds. Following the largest-ever municipal bond financing for an airport project in 2024, the $1.367 billion Series 2025 Green Bonds will be used to finance the remainder of the costs related to NTO's Phase A. Even with a large slate of competing offerings in the market on the day of pricing, investors submitted nearly $4.3 billion in orders for NTO's Series 2025 bonds. This strong demand enabled the transaction to be repriced, reducing overall borrowing costs.

As of December 31, 2025, there are agreements with twenty five airlines out of which sixteen are airline executed agreements (Air France, LOT, Etihad, KLM, Korean and Turkish, among others), six more than in 2024. In addition, NTO has signed 9 letters of intention with other international carriers and continues in active negotiations with numerous other international airlines as of January 2026.

JFK is the largest international US gateway for aviation by a significant margin and a durable and strong international air traffic market. The NTO project will increase the airport's capacity to host large aircrafts in an environment with unregulated air charges.

Dalaman

Dalaman Airport remains a major vacation destination for domestic and international travelers in Turkey. During 2025, the tourism industry in Turkey was negatively impacted by macroeconomic factors (persistent high inflation not accompanied by a similar currency devaluation, resulting in higher prices for tourists) and geopolitical factors (conflicts in the Middle East and Ukraine). During 2025, the airport slightly decreased its passenger volume (-1.9% vs. 2024) whilst maximizing associated revenues (+3.6% revenue).

Dalaman Airport also strengthened its strategic position through three major initiatives: hosting the ACI Europe Regional Airports Conference & Exhibition, achieving ACI Airport Carbon Accreditation Level 3 "Optimization," and advancing its food and beverage (F&B) transformation project. The congress gathered industry leaders to discuss sustainability and innovation, reinforcing Dalaman's role in regional connectivity. Meanwhile, the F&B project introduced a redesigned layout with premium concepts and optimized passenger flow to boost non-aeronautical revenue and enhance travel experience.

28_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

VALUE CREATION The Airports Division retains its focus on growth on geographical areas in which the overall business operates. Ferrovial Airports is working towards becoming one of the key pillars of Ferrovial’s future growth through both direct investments and joint ventures. Innovation and Continuous Improvement Dalaman Following the completion of this first phase in 2024, the airport is already advancing into the second phase of the project. The expanded installation will add 10,500 solar panels to the facility’s roof, with an expected annual generation of 9,044 MWh. Installation is currently underway and is expected to be fully operational during 2026. This project enhances the asset’s resilience by reducing its dependency on the grid, contributes to lowering its carbon footprint (Scope 2 emissions), and delivers significant savings in energy costs. NTO Ferrovial Airports, through the MSA contract, is supporting the development and delivery of NTO’s innovation, digital, data, and AI strategies. The development of a logic-driven simulation of the full end-to-end passenger journey and processes using flight schedule forecasts will help with the optimization of the passenger experience through all life-cycle phases. Numerous business-related use cases and proof of concepts have been improved using agentic AI automation and key digital projects are progressing towards completion including: Roadway & Curbside digital signage, MUFIDs content designs, and the Passenger Information Platform/Digital Assistant. EXPECTED BUSINESS PERFORMANCE IN 2026 For 2026, traffic is expected to increase in Dalaman Airport and NTO is expected to become operational and increase agreements with airlines, with financial results are expected to follow traffic trends. Our intention is also to grow our airport investment portfolio globally with a special focus on North America. We expect to prioritize investment opportunities in high-growth leisure and business markets, and we will consider participation in selected open-bid opportunities while as well as bilaterally negotiated projects in which our strong expertise, credentials and partnership approach may provide unique origination advantages. Dividend distribution in the coming years will largely depend on traffic and business performance. ENERGY The Energy Division aims to develop, finance, build, and operate electricity generation, storage, and transmission infrastructure. The division operates selectively in geographies in which Ferrovial is present, with the aim of providing innovative and efficient solutions in a sector that is key to economic growth and well-being. CONTEXT AND MAIN MARKETS The energy sector is undergoing a transformation driven by several trends: • The electrification of the economy and the expansion of artificial intelligence continue increasing electricity demand projections, intensifying the need for new generation, transmission, and distribution capacity. • The geopolitical relevance of energy security is reinforcing the role of renewable energies and storage as essential infrastructure for reducing reliance on fossil fuel imports. • The maturity of renewable energy technologies and the industrialization of their supply chains enhance the competitiveness and rapid deployment of renewable generation. Development constraints progressively shift to other parts of the value chain, particularly grid access. In the United States, following legislative changes introduced in 2025, the regulatory framework for the development of renewable energy projects stabilized in the near term, improving visibility on project economics. Over the longer term, rising electricity demand is expected to sustain the investment needs across generation, storage and transmission infrastructure assets. In other regions, such as Spain, Chile, and Australia, private development of energy infrastructure will continue to be key to sustaining economic growth and strengthening energy security. STRATEGY The Energy Division develops, finances, builds and operates energy assets, with a focus on renewable energy generation, storage, and transmission. Value creation is driven by the origination and structuring of greenfield projects, as well as by their efficient execution from construction through commissioning. Selective rotation of operational assets enables the realization of value created across the project lifecycle, while supporting capital allocation aligned with Ferrovial's strategic objectives. In 2025, Ferrovial Energy acquired a new solar photovoltaic project under development in Texas, increasing the generation portfolio to 550 MW of assets in operation or under construction. The division also increased the level of revenue from EPC contracts in the different business segments where it operates. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_29

VALUE CREATION Ferrovial Energy operates under an integrated business model that combines investment in assets and the execution of construction projects in the energy sector. Value is generated across the project lifecycle, from development and financial structuring to the definition of the revenue model (predominantly contracted), as well as through the construction and commissioning of the assets. This value creation is realized when the projects are sold to investors seeking assets with reduced risk profiles and predictable cash generation. Ferrovial Energy has the technical capabilities and experience required to ensure efficient project execution, optimizing the resources used and managing risks. Centered on operational excellence and innovation, the Division incorporates solutions across design, engineering, and construction processes, enabling it to enhance competitiveness and deliver differentiated proposals. This approach applies to both renewable generation and transmission line projects. ASSETS In the United States, two photovoltaic plants are currently under construction in Texas, with a combined capacity of 500 MW, and are expected to become operational in 2026 and 2027, respectively. In Spain, the El Berrocal photovoltaic plant is already operational with an installed capacity of 50 MWp. In Chile, Ferrovial has three operational transmission lines with a combined length of 924 kilometers: • Transchile Project: acquired in 2016, this transmission line has a total length of 408 kilometers (2x220 kV - 204 km). • Centella Project: commissioned in 2024, this transmission line has a total length of 504 kilometers (2x220 kV - 252 km). • Tap Mauro Project: commissioned in 2025, this transmission line has a total length of 12 kilometers (4x220 kV - 3 km). EXPECTED BUSINESS PERFORMANCE IN 2026 • Growth and profitability will be top priority in 2026, supported by continued efficiency enhancements and further alignment of objectives as an integrated unit. These efforts are essential to maximize productivity and achieve the strategic objectives set by the Company. • Internationally, the division aims to expand its presence in the United States across all business areas. In addition, it is actively participating in tender processes in Australia with the objective of securing contracts in the near term. Sustained growth in Chile is also expected to continue. This selective growth will enable the Company to increase its project portfolio in the United States while exploring additional growth opportunities in other markets. • The division will also continue to broaden the range of products offered to customers. This comprehensive approach will not only improve customer satisfaction but also contribute to the overall growth and success of the Company. CONSTRUCTION Ferrovial Construction is the business unit that carries out the construction of civil works, buildings, data centers, water treatment plants, and industrial works. It is internationally recognized for its ability to design and build unique, innovative and sustainable infrastructure. STRATEGY The Construction Division represents an essential cornerstone of Ferrovial's corporate strategy thanks to its world-class engineering capabilities in the design and construction of complex infrastructure projects. This activity is aimed at supporting other Ferrovial investment divisions, as well as the execution of infrastructure and building projects for public and private clients. The Construction business unit reinforces Ferrovial's capabilities and strengthens its competitive position in the bidding of concessions, mainly in the transport sector. In 2025, Ferrovial Construction continued its favorable growth trajectory in revenues and exceeded the average long-term profitability target of Ferrovial’s strategic plan. This performance is driven by the initiatives implemented in recent years aimed at strengthening risk control and management, as well as a more selective policy in the bidding of projects and geographies, prioritizing profitability. Likewise, the commitment to more collaborative contracting models and continued investment in innovation, technology and digitalization contributed to these results. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 30_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT P H O T O V O L T A I C S O L A R E N E R G Y T R A N S M I S S I O N L I N E S 550MW 924km under construction or in operation in operation

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

MAIN MARKETS

Ferrovial Construction focuses its activity on developed countries with stable economies and a firm commitment to the modernization of their infrastructure assets. The United States, Poland and Spain are the division's main markets, encompassing more than 75% of revenues. Other geographies with a stable presence are the United Kingdom, Chile, Australia and Canada. The order book, at an all-time high, has a balanced risk profile, with adequate exposure to Ferrovial's key markets and to projects for other companies in the Group.

VALUE CREATION

In addition to its own profitability and ability to generate cash flows, the Construction Division provides added value by taking part from the very beginning of projects through their completion. The division specializes in highly complex technical projects, developed thanks to the experience and international presence of more than 350 employees of its Engineering Services Department, devoted to the delivery of first-class engineering solutions. Sectoral and geographical diversification, and the size of the division allow it to maintain its technical qualifications and have fully prepared material and human teams to support other Ferrovial divisions in the bidding of concessions, providing security regarding price and time, and quality in delivery. This collaboration with Group companies was reflected again in 2025 with the award, together with the Energy Division, of the construction of a 250 MW photovoltaic solar plant in Milam County (Texas, US), which is expected to come into operation in 2027, and in which Ferrovial Energy is also acting as an investor.

ORDER BOOK DEC-25	2025 ADJUSTED EBIT	REVENUE 2025
17,438 million euros	**4.6%** on sales	**7,653** million euros

CASH FLOW FROM OPERATING AND INVESTING ACTIVITIES BEFORE CORPORATE INCOME TAX 2025
431 million euros

Leading Responsibly

Sustainable project management is a priority for Ferrovial Construction. With the ambition of maintaining its leading position, the 2024-2030 Sustainability Strategy was launched to reinforce its commitment towards society and respond to the demands of stakeholders and the ESG regulatory framework. This strategy covers the entire value chain of the Division, collaborating with customers and suppliers to develop more sustainable infrastructures.

In the environmental area, Construction prioritizes the lowering carbon emissions of its activities and the reduction of its impact on the environment. The strategy focuses on the energy efficiency of the fleet and machinery, the use of alternative fuels and electricity sources, and the incorporation of recycled materials. Likewise, the use of technology and the optimization of processes from the design phase to the construction phase are promoted, incorporating solutions such as prefabrication, modular construction and digitalization. At the same time, circular economy principles, waste recycling and the reuse of materials, the reduction of the water footprint, and the tailored management of projects to minimize negative impacts on the natural environment and biodiversity are promoted.

In social matters, the Construction Division maintains its commitment to people and communities, promoting the economic and social development of the communities in which it operates through the involvement of the local supply chain, social action projects, and the creation of direct and indirect employment. In the same way, commitment to its employees is a priority, focusing on the health, safety and well-being of all employees and collaborators, implementing risk control measures, awareness and compliance with the highest health and safety standards, actively involving itself in their achievement, improvement and development at all levels of the organization, incorporating innovation and the use of new technologies, such as sensors and automation of machinery, artificial intelligence for risk analysis or robotics as a support tool. Another key aspect in this area is the attraction, development and retention of talent, providing training and advancement opportunities for employees, and ensuring an environment that fosters equal opportunities.

In the field of governance, Construction is guided by the principles of integrity and transparency in the development of its operations. It seeks to incorporate sustainability measures into processes and decision-making, ensuring respect for applicable legislation, the Code of Ethics for employees and suppliers and the application of anti-corruption policies. During procurement processes, Ferrovial seeks to manage risks in advance by evaluating and monitoring suppliers, customers and partners in accordance with the principles of ethics and integrity, with the aim of detecting possible risks in the financial, environmental, legal, labor and reputational fields.

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_31

EXPECTED BUSINESS PERFORMANCE IN 2026 In 2026, stability in sales is anticipated after the favorable level of revenues in 2025, supported by an order book that has once again reached record levels, with good exposure to key markets and projects for the Group's companies, in line with Ferrovial's strategy. In 2026, the investment effort in project bidding is expected to continue in the United States and other geographies, given the strong pipeline of future projects for both other Ferrovial’s divisions and third parties. In terms of profitability, the average long-term target is expected to be met again, thanks to the risk management measures implemented in recent years and the volume and quality of the order book, which enables a selective approach to tenders, focused on risk mitigation and long-term profitability. The outlook for 2026, by market, is as follows: • United States and Canada: following the growth in recent years, revenues are expected to stabilize, supported by the high number of awards obtained by Webber in recent years, which include a number of diverse sectors such as transportation infrastructure, water treatment plants and renewable energy projects in both Texas and the East Coast of the United States, as well as the faster pace of execution of the Ontario Line of the Toronto Metro. In the medium term, stable investment in transportation infrastructure in states and provinces is expected, supported by the US federal infrastructure plan, Infrastructure Investment & Jobs Act, which is realized in concrete investment programs, such as Texas' new highway plan for the next ten years, Unified Transportation Program 2026, or the Major Mobility Investment Program for large highway projects in Georgia. The Construction Division will continue to support the bidding process for P3 projects of the Group's investment units, with a particular focus on highway and airport initiatives on the East Coast of the United States. • Spain: a stable level of sales is anticipated, after the high growth in revenues in recent years. In the medium term, it is estimated that the momentum in the tendering activity will continue, both for public and private clients, where private initiatives in residential construction, industrial construction, logistics, technology and data centers stand out, as well as the sustained public demand for railway, sanitary and water treatment infrastructure projects. • Poland: revenues are expected to be in line with the previous year, and the selective tendering strategy, focusing on profitability and diversification in sectors such as energy, renewables and the specialized construction of technological and industrial projects, will be maintained. The public tender continues to offer good prospects thanks to the national investment plans for roads and railways, supported by the high level of funds allocated under the European Union's 2021-27 Multiannual Financial Framework. • Other international markets: the United Kingdom and Australia stand out, where a moderate drop in revenues is expected mainly due to the lower production of relevant projects in Australia, such as the Sydney Metro, which is scheduled for completion in 2026. This decline has not been offset by the progress of the three contracts for the design and construction of the track infrastructure of the HS2 high-speed project in the United Kingdom, the execution of which is expected to intensify from 2027, once the design phase is completed. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 32_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Ferrovial Results January - December 2025 HIGHLIGHTS • Ferrovial recorded sound 2025 results, showing substantial revenue growth in all business divisions. Revenue at EUR 9,627 million (+8.6% LfL growth), primarily driven by higher revenue from Highways (+13.7% LfL growth) and higher contribution from Construction (+7.5% LfL growth). Adjusted EBITDA reached EUR 1,457 million (+12.2% LfL growth) highlighting the higher contribution from Highways (+12.2% LfL growth), particularly US Highways with adjusted EBITDA of EUR 974 million (+12.4% LfL vs 2024). Construction delivered a solid performance reaching 4.6% adjusted EBIT margin, outperforming the strategic long-term average target. • 407 ETR’s traffic grew by +6.1% in 2025, driven by more targeted rush hour driving offers to alleviate congestion across the Greater Toronto Area (GTA) during workday peak hours and an increase in mobility and rush-hour commuting from a higher percentage of on-site employees, partially offset by significant unfavorable winter weather. Revenues reached CAD 2,009 million in 2025 (+17.8% vs 2024). EBITDA increased by +14.2% in 2025, including CAD 40.9 million of Schedule 22 expense for 2025, which will be payable to the Province in 2026. • All Managed Lanes posted robust revenue per transaction growth in 2025, significantly outpacing US inflation (+2.9%): NTE +13.4%, NTE 35W +11.6% & LBJ +8.7%. This metric grew by +13.3% at I-66 & +24.7% at I-77, where no price cap is in place. • Airports: New Terminal One (JFK) construction development keeps progressing with focus on operational readiness, while Dalaman showed a +2.5% increase in adjusted EBITDA, driven by strong commercial performance, which partially offset the decline in traffic compared to 2024 (-1.1%) affected by macroeconomic conditions and geopolitical challenges in Turkey. • Construction reached a 4.6% adjusted EBIT margin for 2025, posting an outstanding performance across all lines of business. The order book remained at an all-time high of EUR 17,438 million (+10.1% LfL growth vs Dec. 2024), excluding approximately EUR 2.5 billion of pre-awarded contracts. • Solid financial position with ex-infrastructure project companies liquidity levels reaching EUR 5,088 million and Consolidated Net Debt of ex- infrastructure project companies at EUR -1,341 million. Cash outflows were mainly driven by investments (EUR -1,970 million), including the acquisition of 5.06% stake in 407 ETR (EUR -1,271 million) together with the equity injections in NTO (EUR -236 million), cash dividend and treasury share purchases (EUR -657 million). These cash outflows were partially offset by cash inflows including dividends from projects (EUR 968 million) together with the divestment of Heathrow (EUR 539 million) and AGS (EUR 533 million). MAIN CORPORATE EVENTS AND RECENT DEVELOPMENTS • In January, Ferrovial completed the sale of its stake in AGS for GBP 450 million (EUR 533 million), with a capital gain of EUR 272 million. • In June, Ferrovial completed the acquisition of 5.06% stake of the 407 ETR. The total investment for Ferrovial reached CAD 1.99 billion (EUR 1.3 billion), increasing its total ownership to 48.29% from 43.23%. • In June, Ferrovial completed the divestment of its mining services in Chile for EUR 42 million. Of this amount, EUR 24 million was paid in 2025. The remaining EUR 18 million relates to a vendor loan note payable by the buyer over a five-year period. • In July, Ferrovial completed the sale of its 5.25% in Heathrow for EUR 539 million. As a consequence of the transaction, Ferrovial recognized a profit of EUR 27 million, mainly corresponding to the interest accrued since the announcement and transaction costs. • In December, Ferrovial joined the Nasdaq-100 Index®, marking another milestone after its US market debut in May 2024, alongside listings in Spain and the Netherlands. • In 2025, Ferrovial-led consortium has been shortlisted for bidding the I-24 Southeast Choice Lanes in Tennessee and the I-285 East Express Lanes in Georgia. In February 2026, Ferrovial-led consortium has been shortlisted for bidding the I-77 South Express Lanes project in North Carolina. SUSTAINABILITY HIGHLIGHTS • Ferrovial has been included in CDP’s Climate Change ‘A List’ for the sixteenth consecutive year, reaffirming Ferrovial’s consistent leadership in climate action, and achieved an A- rating in the CDP Water questionnaire. • Ferrovial updated its Deep Decarbonization Plan, fully aligned with the 1.5ºC pathway and a Net Zero target by 2050 or earlier, validated by the Science Based Targets initiative (SBTi). • Ferrovial has renewed its inclusion in the FTSE4Good Index Series for 2025, marking 22 consecutive years of recognition for its ESG performance. • Ferrovial has been selected for the S&P Global Sustainability Yearbook 2025, acknowledging the company’s position among the leading companies globally in sustainability practices. • Ferrovial was awarded for the second consecutive year with the Top EX Company certification, awarded by Intrama, recognizing the company’s commitment to excellence in employee experience management. • Ferrovial has been identified as a 2026 ESG Leader by Sustainalytics. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_33

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

REPORTED P&L

(EUR million)	Q4 25	Q4 24	FY 25	FY 24
Revenue	**2,715**	**2,505**	**9,627**	**9,148**
Adjusted EBITDA*	**426**	**334**	**1,457**	**1,342**
Fixed asset depreciation	-151	-100	-490	-441
Adjusted EBIT*	**276**	**234**	**967**	**901**
Disposals & impairments	-64	2,043	210	2,208
Operating profit/(loss)	**211**	**2,277**	**1,177**	**3,109**
Financial Results	**-123**	**483**	**-365**	**274**
Financial Result from infrastructure projects	-109	-106	-424	-411
Financial Result from ex-infrastructure projects	-14	589	59	685
Equity-accounted affiliates	74	47	258	238
Profit/(loss) before tax from continuing operations	**162**	**2,807**	**1,070**	**3,621**
Income tax	98	-66	60	-145
Net profit/(loss) from continuing operations	**260**	**2,741**	**1,130**	**3,476**
Net profit/(loss) from discontinued operations	2	5	20	14
Net profit/(loss)	**262**	**2,746**	**1,150**	**3,490**
Net profit/(loss) attributed to non-controlling interests	-65	-81	-262	-251
Net profit/(loss) attributed to the parent company	**197**	**2,665**	**888**	**3,239**

REVENUE

(EUR million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.	LfL growth*
Highways	353	340	3.9%	1,374	1,256	9.4%	13.7%
Airports	26	17	54.4%	111	91	22.9%	23.3%
Construction	2,233	1,999	11.7%	7,653	7,236	5.8%	7.5%
Energy	115	96	20.3%	339	270	25.7%	26.8%
Other	-12	54	-121.2%	150	296	-49.3%	-17.8%
Revenue	**2,715**	**2,505**	**8.4%**	**9,627**	**9,148**	**5.2%**	**8.6%**

ADJUSTED EBITDA*

(EUR million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.	LfL growth*
Highways	239	246	-2.9%	990	918	7.7%	12.2%
Airports	4	-2	258.9%	37	26	41.2%	8.3%
Construction	200	106	87.8%	511	430	18.8%	19.9%
Energy	7	2	275.4%	3	2	44.6%	67.6%
Other	-23	-18	-30.2%	-83	-34	-141.1%	-86.1%
Adjusted EBITDA*	**426**	**334**	**27.6%**	**1,457**	**1,342**	**8.6%**	**12.2%**

ADJUSTED EBIT*

(EUR million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.	LfL growth*
Highways	150	186	-19.3%	719	686	4.9%	9.5%
Airports	1	-5	113.0%	14	4	241.3%	16.4%
Construction	150	81	84.9%	352	284	24.0%	24.2%
Energy	3	-2	267.2%	-12	-11	-4.5%	-12.9%
Other	-28	-26	-8.3%	-106	-62	-73.0%	-57.7%
Adjusted EBIT*	**276**	**234**	**17.8%**	**967**	**901**	**7.3%**	**10.6%**

CONSOLIDATED NET DEBT*

(EUR million)	DEC-25	DEC-24
Consolidated Net Debt of ex-infrastructure project companies*	**-1,341**	**-1,794**
Consolidated Net Debt of infrastructure project companies*	**7,234**	**7,856**
Highways	6,787	7,491
Other	447	365
Consolidated Net Debt*	**5,893**	**6,061**

TRAFFIC PERFORMANCE

	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.
407 ETR**	716	678	5.7%	2,819	2,658	6.1%
NTE ***	9	10	-5.5%	37	39	-4.7%
LBJ ***	12	12	-4.3%	46	46	-0.1%
NTE 35W***	13	13	-0.4%	52	51	2.9%
I-77***	11	12	-11.1%	42	43	-2.0%
I-66***	9	9	4.3%	35	32	7.4%
Dalaman****	1	1	1.1%	6	6	-1.1%

*Million of **VKTs (Vehicle kilometers travelled) ***Transactions ****Passengers*

DIVIDENDS

(EUR million)	FY 25	FY 24
Highways	880	895
Airports	30	8
Construction	1	34
Energy	54	4
Other	4	7
Total Dividends from projects*	**968**	**947**



Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269)

34_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

Highways EUR 1,374 million EUR 990 million REVENUE ADJ. EBITDA* +13.7% LfL growth* +12.2% LfL growth* 88% 9%1%2% USA SPAIN PORTUGAL HEADQUARTERS REVENUE 407 ETR (48.29%, EQUITY-ACCOUNTED) The financial information presented herein for the year ended December 31, 2025 is based on, and is consistent with, the audited consolidated financial statements of 407 ETR for the year ended December 31, 2025, published on February 18, 2026. TRAFFIC Q4 25 Q4 24 VAR. FY 25 FY 24 VAR. Avg trip length (km) 23.0 23.0 0.0% 23.3 23.2 0.3 % Traffic/trips (million) 31.1 29.5 5.6% 121.2 114.7 5.7 % VKTs (million) 716.4 677.6 5.7% 2,818.8 2,657.9 6.1 % Avg Revenue per trip (CAD) 15.79 14.74 7.1% 16.46 14.74 11.7 % VKTs (Vehicle kilometers travelled) VKTs increased by +5.7% vs. Q4 2024 and +6.1% vs. 2024, due to more targeted rush hour driving offers to alleviate congestion across the GTA during workday peak hours, and an increase in mobility and rush-hour commuting from a higher percentage of on-site employees, partially offset by significant unfavorable winter weather. Traffic (VKTs) & EBITDA performance vs. 2024: 1.9% 5.8% 9.4% 5.7% 6.1% 15.0% 11.6% 20.1% 9.2% 14.2% VKTs EBITDA Q1 Q2 Q3 Q4 FY P&L (CAD million) Q4 25 Q4 24 VAR. FY 25 FY 24 VAR. Revenue 497 438 13.5% 2,009 1,705 17.8 % EBITDA 404 370 9.2% 1,687 1,478 14.2 % EBITDA margin 81.3% 84.5% 84.0% 86.7 % EBIT 376 343 9.8% 1,577 1,372 15.0 % EBIT margin 75.7% 78.2% 78.5% 80.4 % Revenue was up by +13.5% compared to Q4 2024, reaching CAD 497 million, and +17.8% compared to 2024, reaching CAD 2,009 million. • Toll revenue (94.2% of total in 2025): +17.6% to CAD 1,893 million, primarily due to higher toll rates effective January 1, 2025 and higher traffic volume. • Fee revenue (5.5% of total in 2025): +15.4% to CAD 110 million, due to higher account fees resulting from higher traffic volumes and higher lease fees due to higher fee rates effective January 1, 2025, and higher enforcement fees, partially offset by the removal of tolls on Highway 407 East, which resulted in the end of service fee revenue effective June 1, 2025. • Contract revenue (0.3% of total in 2025): driven by works related to the de-tolling of Highway 407 (CAD 6 million in 2025). (CAD million) Q4 25 Q4 24 VAR. FY 25 FY 24 VAR. Toll Revenue 464 413 12.5% 1,893 1,610 17.6 % Fee Revenue 27 25 6.6% 110 95 15.4 % Contract Revenue 6 0 n.a. 6 0 n.a. Total Revenue 497 438 13.5% 2,009 1,705 17.8 % Avg. revenue per trip was up by +7.1% vs. Q4 2024 and +11.7% vs. 2024. Q4 2025 was affected by seasonality and a softer contribution from heavy vehicles. OPEX increased by +36.7% vs Q4 2024, and +41.3% vs. 2024, primarily due to Schedule 22 Payment expense, which amounted to CAD 40.9 million in 2025. Additionally, expenses rose due to higher provision for lifetime expected credit loss for certain historical delinquent accounts, higher billing and collection costs consistent with higher revenues and higher billing volumes. 407 ETR continues to employ routine collection activities on all 407 ETR customers’ accounts as their balances become overdue. Higher system operations costs as result of fewer projects with salary capitalization as the 407 ETR’s enterprise resource planning and customer relationship management project went live in 2024. Furthermore, the highway operations costs were higher in 2025 due to higher winter maintenance costs as a result of unfavorable weather conditions and higher enforcement costs. EBITDA was +9.2% vs. Q4 2024 and +14.2% vs. 2024, due to higher revenues partially offset by the Schedule 22 Payment expense not incurred in 2024, and higher provision for lifetime expected credit loss. 407 ETR Dividends Q4 25 Q4 24 VAR. FY 25 FY 24 VAR. CAD million (100%) 1,050 700 50.0% 1,500 1,100 36.4 % EUR million (% FER) 320 204 56.9% 452 321 41.0 % Net debt: CAD 10,510 million (average cost of 4.33%) in December 2025 vs. CAD 9,901 million in December 2024. 59% of debt matures beyond 2039. Upcoming debt maturity dates include CAD 397 million in 2026, CAD 378 million in 2027 and CAD 379 million in 2028. 407 ETR DEBT MATURITY PROFILE (CAD MILLION) Senior Bonds Subordinated Bonds Junior Bonds 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 20 55 0 200 400 600 800 • On March 5, 2025, 407 ETR issued CAD 350 million Senior Bonds, Series 25-A1 to repay Senior Bonds, Series 20-A2 on May 22, 2025. • On October 3, 2025, 407 ETR issued two Senior Bonds: CAD 300 million Senior Bonds, Series 25-A2 and CAD 400 million Senior Bonds, Series 25-A3. 407 ETR CREDIT RATING Senior Debt Junior Debt Subordinated Debt Outlook S&P A A- BBB Stable DBRS A A low BBB Stable SCHEDULE 22 The toll rate increase by 407 ETR effective February 1, 2024, terminated the Force Majeure event. 407 ETR recorded a CAD 40.9 million Schedule 22 Payment expense for 2025, which will be payable to the Province in 2026. 407 ETR TOLL RATES 407 ETR implemented a new toll rate and fee rate schedule effective on January 1, 2025. The changes also included additional toll zones and new vehicle classifications for motorcycles and medium-sized vehicles. On January 1, 2026, a new toll rate and fee schedule came into effect. For further details on the Company’s toll rates, please visit 407etr.com. 407 ETR SHAREHOLDER COMPOSITION UPDATE In June 2025, Ferrovial acquired an additional 5.06% stake through the direct acquisition of 3.3% and the exercise of a call option for 1.76%, for a total investment of CAD 1.99 billion (EUR 1.3 billion) *Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269) 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_35

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

DFW MANAGED LANES (USA)

NTE 1-2 (62.97%, GLOBALLY CONSOLIDATED)

Traffic in NTE declined by -5.5% vs. Q4 2024, and -4.7% vs. 2024, reflecting the impact of the Capacity Improvement construction works.

(USD million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.
Transactions (million)	9.4	9.9	-5.5%	36.9	38.7	-4.7%
Avg. revenue per transaction (USD)	9.3	8.3	11.3%	8.7	7.7	13.4%
Revenue	87	83	5.4%	323	299	8.1%
Adjusted EBITDA*	73	73	0.3%	278	264	5.5%
Adjusted EBITDA margin*	83.6%	87.8%		86.0%	88.1%	
Adjusted EBIT*	49	65	-23.9%	229	233	-1.8%
Adjusted EBIT margin*	56.7%	78.5%		70.7%	77.8%	

The average **revenue per transaction** reached USD 9.3 in Q4 2025 (+11.3% vs. Q4 2024) and USD 8.7 in 2025 (+13.4% vs. 2024), positively impacted by better traffic mix and more Mandatory Mode events[1].

NTE ADJUSTED EBITDA EVOLUTION (USD million)


164
213
255
264
278
87.4%
87.9%
88.3%
88.1%
86.0%
FY 21
FY 22
FY 23
FY 24
FY 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA affected by the accrual of USD 4.1 million of **revenue sharing** for Q4 2025 (none in Q4 2024), reaching USD 8.1 million for 2025 (none in 2024).

NTE Dividends

	H2 25	H2 24	VAR.	FY 25	FY 24	VAR.
USD million (100%)	109	92	18.5%	216	177	22.0%
EUR million (% FER)	58	54	9.2%	120	103	16.8%

NTE net debt reached USD 1,480 million in December 2025 (USD 1,330 million in December 2024) with an average cost of 4.46%.

NTE Capacity Improvements: as a result of the success of the project, these Capacity Improvements must be implemented earlier than initially anticipated. The Capacity Improvement project started at the end of 2023 and is expected to be completed by the end of 2026. Ferrovial Construction and Webber are serving as the design-build contractor. As of December 2025, construction progress had advanced to 67%.

CREDIT RATING

	PAB	Bonds	Outlook
Moody's	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	Positive

LBJ (54.60%, GLOBALLY CONSOLIDATED)

In Q4 2025, **traffic** declined by -4.3% vs. Q4 2024, reflecting the impact of construction works and changes in the staging of adjacent projects.

In 2025, **traffic** was flat (-0.1%) compared to 2024, supported by higher mobility in the corridor despite construction-related traffic impacts in nearby corridors.

(USD million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.
Transactions (million)	11.6	12.1	-4.3%	46.4	46.4	-0.1%
Avg. revenue per transaction (USD)	5.4	4.9	8.8%	5.2	4.8	8.7%
Revenue	63	60	4.4%	244	225	8.6%
Adjusted EBITDA*	50	48	3.6%	202	185	9.2%
Adjusted EBITDA margin*	79.3%	79.9%		82.7%	82.3%	
Adjusted EBIT*	37	39	-6.7%	162	150	7.7%
Adjusted EBIT margin*	58.8%	65.8%		66.4%	67.0%	

The average **revenue per transaction** reached USD 5.4 in Q4 2025 (+8.8% vs Q4 2024) and USD 5.2 in 2025 (+8.7% vs. 2024), positively impacted by better traffic mix.

LBJ ADJUSTED EBITDA EVOLUTION (USD MILLION)


102
128
158
185
202
77.8%
80.1%
81.9%
82.3%
82.7%
FY 21
FY 22
FY 23
FY 24
FY 25
ADJ. EBITDA*
ADJ. EBITDA margin*

LBJ Dividends

	H2 25	H2 24	VAR.	FY 25	FY 24	VAR.
USD million (100%)	71	62	14.5%	123	107	15.0%
EUR million (% FER)	33	31	6.2%	59	54	9.5%

LBJ net debt was USD 2,036 million in December 2025 (USD 2,028 million in December 2024) with an average cost of 4.04%.

CREDIT RATING

	PAB	TIFIA	Bonds	Outlook
Moody's	Baa1	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	BBB+	Stable

NTE 35W (53.67%, GLOBALLY CONSOLIDATED)

In Q4 2025, **traffic** was down by -0.4% vs. Q4 2024, negatively impacted by minor capture rate due to increased congestion in an entry/exit point to the MLs, creating bottlenecks, and the finalization of capacity restrictions due to construction works on nearby road 121.

In 2025, **traffic** grew by +2.9% vs. 2024, driven by increased traffic in the corridor.

(USD million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.
Transactions (million)	13.4	13.5	-0.4%	52.5	51.0	2.9%
Avg. revenue per transaction (USD)	7.4	6.4	15.8%	7.0	6.3	11.6%
Revenue	100	87	14.7%	368	320	14.7%
Adjusted EBITDA*	76	71	7.2%	294	266	10.6%
Adjusted EBITDA margin*	76.3%	81.6%		80.1%	83.1%	
Adjusted EBIT*	58	63	-7.3%	242	226	7.3%
Adjusted EBIT margin*	58.2%	72.0%		66.0%	70.5%	

The average **revenue per transaction** reached USD 7.4 in Q4 2025 (+15.8% vs Q4 2024) and USD 7.0 in 2025 (+11.6% vs. 2024), positively impacted by better traffic mix and the increasing number of Mandatory Mode events[1].

NTE 35W ADJUSTED EBITDA EVOLUTION (USD MILLION)


119
139
195
266
294
83.9%
82.6%
83.1%
83.1%
80.1%
FY 21
FY 22
FY 23
FY 24
FY 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 11.6 million of **revenue sharing** for Q4 2025, compared to USD 3.9 million in Q4 2024. Revenue sharing reached USD 26.4 million for 2025 (USD 14.0 million in 2024).

NTE 35W Dividends

	H2 25	H2 24	VAR.	FY 25	FY 24	VAR.
USD million (100%)	116	103	12.6 %	215	176	22.2 %
EUR million (% FER)	53	51	4.3 %	102	87	16.6 %

NTE 35W net debt reached USD 1,639 million in December 2025 (USD 1,637 million in December 2024) with an average cost of 5.08%.

In June 2025, NTE 35W issued USD 457 million new bonds to fully repay the TIFIA loan, with a maturity date of June 30, 2040.

CREDIT RATING

	PAB	TIFIA	Outlook
Moody's	Baa1	Baa1	Stable
FITCH	BBB+	BBB+	Stable

[1] Mandatory Mode events occur when tolls are forced to be above the soft cap to guarantee a minimum level of service.

36_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

NORTHERN VIRGINIA MANAGED LANES (USA)

I-66 (55.70%, GLOBALLY CONSOLIDATED)

Traffic rose by +4.3% vs. Q4 2024 and +7.4% vs. 2024, driven by increased traffic in the corridor, benefiting from greater enforcement of return-to-the office policies, despite worse weather conditions and the Federal Government shutdown (Oct-mid Nov 2025).

(USD million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.
Transactions (million)	9.0	8.7	4.3%	34.7	32.3	7.4%
Avg. revenue per transaction (USD)	8.3	8.2	1.3%	8.4	7.4	13.3%
Revenue	78	73	6.5%	303	247	22.7%
Adjusted EBITDA*	64	59	9.9%	246	196	25.7%
Adjusted EBITDA margin*	83.1%	80.5%		81.4%	79.5%	
Adjusted EBIT*	33	32	0.2%	151	116	30.5%
Adjusted EBIT margin*	41.9%	44.5%		49.9%	46.9%	

The average **revenue per transaction** reached USD 8.3 in Q4 2025, +1.3% vs. Q4 2024, negatively influenced by traffic mix and lower volume during peak hours, mainly due to adverse weather conditions and the temporary shutdown.

Revenue per transaction in 2025 reached USD 8.4 (+13.3% vs. 2024), improved by higher toll rates, partially offset by the negative impact of the shutdown affecting traffic during peak hours.

I-66 ADJUSTED EBITDA EVOLUTION (USD MILLION)


129
196
246
76.9%
79.5%
81.4%
FY 23
FY 24
FY 25
ADJ. EBITDA*
ADJ. EBITDA margin*

I-66 Dividends

	H2 25	H2 24	VAR.	FY 25	FY 24	VAR.
USD million (100%)	101	172	-41.3%	165	172	-4.1%
EUR million (% FER)	56	89	-36.7%	89	89	—%

In December 2024, I-66 distributed its first dividend after two years of operation.

I-66 net debt reached USD 1,748 million in December 2025 (USD 1,730 million in December 2024) with an average cost of 3.58%.

CREDIT RATING

	PAB	TIFIA	Outlook
Moody's	Baa3	Baa3	Positive
FITCH	BBB	BBB	Positive

NORTH CAROLINA MANAGED LANES (USA)

I-77 (72.24%, GLOBALLY CONSOLIDATED)

Traffic decreased by -11.1% vs. Q4 2024 and -2.0% vs. 2024, since Q4 2024 volumes included exceptional uplift caused by hurricane Helene related alternative lane closures, compounded by adverse weather impact throughout 2025.

(USD million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.
Transactions (million)	10.6	11.9	-11.1%	42.0	42.9	-2.0%
Avg. revenue per transaction (USD)	3.1	2.5	26.0%	3.1	2.4	24.7%
Revenue	33	30	11.8%	130	107	21.9%
Adjusted EBITDA*	21	20	4.8%	81	69	16.5%
Adjusted EBITDA margin*	61.8%	65.9%		62.2%	65.1%	
Adjusted EBIT*	19	19	1.8%	70	59	19.3%
Adjusted EBIT margin*	58.2%	63.9%		54.1%	55.3%	

The average **revenue per transaction** reached USD 3.1 in Q4 2025, +26.0% compared to Q4 2024 and USD 3.1 in 2025 (+24.7% vs. 2024), positively impacted by higher toll rates.

I-77 ADJUSTED EBITDA EVOLUTION (USD MILLION)


20
38
66
69
81
54.9%
62.9%
72.0%
65.1%
62.2%
FY 21
FY 22
FY 23
FY 24
FY 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 5.4 million in **revenue sharing** for Q4 2025, **including the revenue share from extended vehicles,** compared to USD 3.1 million in Q4 2024. In 2025, revenue sharing including extended vehicles sharing totaled USD 21.0 million (USD 9.9 million in 2024).

I-77 Dividends

	H2 25	H2 24	VAR.	FY 25	FY 24	VAR.
USD million (100%)	30	39	-23.1%	52	307	-83.1%
EUR million (% FER)	18	26	-29.3%	33	205	-84.0%

In June 2024, I-77 distributed its first dividend after five years of operation.

I-77 net debt was USD 465 million in December 2025 (USD 466 million in December 2024) with an average cost of 6.24%.

CREDIT RATING

	PAB	USPP NOTES	Outlook
FITCH	BBB+	BBB+	Stable
DBRS	BBB	BBB	Stable



*Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269)

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_37

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

IRB (INDIA)

Based on Indian legislation, the latest available information corresponds to the closing of IRB's third quarter of Fiscal Year 2026 (April 2025 to March 2026), which goes from April 2025 to December 2025. For comparison purposes, Ferrovial's consolidated financial statements include IRB's contribution for the twelve months (January to December 2025).

IRB INFRASTRUCTURE DEVELOPERS (IRB) (19.86%, EQUITY-ACCOUNTED)

As of December 2025, IRB Group's project portfolio (including Private and Public InvIT) has 27 road projects that include 18 Build, Operate and Transfer (BOT), 5 Toll-Operate-Transfer (TOT), and 4 Hybrid Annuity Model (HAM) projects.

(EUR million)	H2 25	H2 24	VAR.	FY 25	FY 24	VAR.
Revenue	314	400	-21.5%	716	894	-19.9%
Adjusted EBITDA*	148	194	-23.6%	313	449	-30.3%
Adjusted EBITDA margin*	47.2%	48.5%		43.7%	50.2%	
Adjusted EBIT*	93	139	-33.0%	200	336	-40.3%
Adjusted EBIT margin*	29.7%	34.8%		28.0%	37.5%	

Revenue drop mainly due to decrease in construction following the completion of VM1/Gandeva Ena, Palsit Dankuni and near-completion of Ganga, and by the extraordinary positive impact of Yedeshi Aurangabad claim in 2024.

In February 2026, IRB completed the sale of Gandeva Ena (VM7 Expressway Private Limited) HAM asset to the IRB InvIT Fund. IRB received Rs. 513 crore as 100% equity consideration.

IRB INFRASTRUCTURE TRUST (23.99%, EQUITY-ACCOUNTED)**

IRB Infrastructure Trust ("Private InvIT") manages a portfolio of 12 highways in operation plus 1 under construction across India.

(EUR million)	H2 25	H2 24	VAR.	FY 25	FY 24	VAR.
Revenue	271	243	11.2%	653	243	168.1%
Adjusted EBITDA*	131	114	14.9%	283	114	148.6%
Adjusted EBITDA margin*	48.3%	46.7%		43.3%	46.7%	
Adjusted EBIT*	104	73	42.6%	211	73	188.3%
Adjusted EBIT margin*	38.5%	30.0%		32.3%	30.0%	

In November 2025, IRB Infrastructure Trust unlocked capital of Rs. 4,900 crores through the sale and transfer of its 100% stake in Hapur Moradabad Tollway Limited, Kaithal Tollway Limited and Kishangarh Gulabpura Tollway Limited to the IRB InvIT Fund.

In December 2025, IRB Infrastructure Trust incorporated the TOT- 17 project in the state of Uttar Pradesh and paid an upfront bid concession fee of Rs. 9,270 crores for a period of 20 years.

In February 2026, IRB Infrastructure Trust incorporated the TOT-18 project in the state of Orissa and will pay an upfront bid concession fee of Rs. 3,087 crores for a period of 20 years.

ASSETS UNDER DEVELOPMENT

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	CINTRA SHARE
Equity Consolidated	739	155	1,614	
Anillo Vial Periférico	29	140	0	35.0%
IRB Private InvIT	710	15	1,614	24.0%

- **Anillo Vial Periférico (Lima, Peru):** a Cintra led-consortium, signed the concession contract to develop the Anillo Vial Periférico (Peripheral Ring Road) in Lima under a concession format with an investment of USD 3.4 billion in November 2024. This amount includes contributions from public funds by the Public Administration. Ferrovial, through Cintra, owns 35% of the consortium. This project comprises the design, financing, construction, management and maintenance of a 34.8 km urban highway.
- **IRB Private InvIT (India)**: On December 27, 2024, IRB Private InvIT acquired 80.4% of the Ganga Expressway. When IRB Private InvIT acquires the remaining 19.6% of the Ganga Expressway, Ferrovial's investment in IRB Private InvIT is expected to increase by EUR 15 million.

TENDERS PENDING

Ferrovial remains focused on the U.S. as its key market, and continues to closely monitor private initiatives:

- In February 2025, a Cintra-led consortium was shortlisted for bidding on the **I-285 East Express Lanes** in Atlanta (Georgia). The project consists of the implementation of Managed Lanes along 30 miles of the highly congested ring road; bid submission is anticipated during H2 2026. Additionally, the Georgia DOT expects to issue the request for qualification (RFQ) for the **I-285 West Express Lanes** before the end of 2026, the project will cover 11 miles.
- Additionally, a Cintra-led consortium was shortlisted for bidding on the **I-24 Southeast Choice Lanes** project in Tennessee; bid submission is anticipated during H1 2026. The project will span 25 miles (Phase One: 20 miles and Phase Two: 5 miles), covering the area between I-40 in Nashville and I-840 in Murfreesboro.
- In February 2026, Ferrovial-led consortium was shortlisted for bidding on the **I-77 South Express Lanes project.** The project will add 11 miles of Managed Lanes; bid submission is anticipated during H1 2027.
- Ferrovial continues to analyze other opportunities that could be located in other U.S. states.

In addition to these opportunities in the U.S., Cintra is active in other geographies where selective investments could be pursued. As an example, Cintra was shortlisted for the bidding of **D35 Highway** project (Czech Republic) in December 2024, which follows an availability payment concession model; bid submission is expected during H1 2026. The project involves the total reconstruction of an existing 35 km section of D35, as well as the operation and maintenance of this section and an adjacent 17 km section reconstructed by third parties.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269)*

***IRB Infra. Trust: 2024 figures reflect only six months of activity following the acquisition.*

38_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Airports

NTO AT JFK (49%, EQUITY-ACCOUNTED) – USA

As of December 31, 2025, Ferrovial has contributed USD 1,068 million of equity to the NTO (New Terminal One) project at New York's John F. Kennedy International Airport. Ferrovial's total equity commitment for the project is USD 1,142 million. The next equity contribution of USD 74 million will take place in 2026, and it will be the last one scheduled.

In terms of schedule, the contractor has communicated an updated target completion date for the first phase of construction of fall 2026, with the concession contract ending in 2060.

This was a critical year for NTO construction progress and the kickoff of Operational Readiness and Airport Transfer (ORAT) activities.

At year-end, construction progress stood at 82%. In the last quarter, the first-of-its-kind trials took place at the first available gate. Additionally, NTO made significant progress on the construction and user interior fit-outs of several airline lounges, offices, and concession spaces. Infrastructure cabling works progressed, and data centers were energized.

As of the date of this publication, NTO has reached 25 agreements with airlines[1], including contracts executed with 16 airlines and 9 letters of intent (LOIs). Additionally, advanced discussions are currently ongoing with several leading international carriers.

In July 2025, NTO completed the remaining debt refinancing process of Phase A through the issuance of green bonds totaling USD 1.4 billion, with an all-in interest cost of 5.4% (weighed average maturity of 28 years). The total weighted average of Phase A financing, c. USD 6 billion, carries an all-in interest cost of c.5%.

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	FERROVIAL SHARE
NTO	978	63	4,739	49%

Credit rating

	Green Bonds 2023	Green Bonds 2024	Green Bonds 2025	Outlook
Moody's	Baa3	Baa3	Baa3	Stable
Fitch	BBB-	BBB-	BBB-	Stable
Kroll	BBB-	BBB-	BBB-	Stable

DALAMAN (60%, GLOBALLY CONSOLIDATED) – TURKEY

Traffic: number of passengers reached 0.9 million in Q4 2025, +1.1% vs. Q4 2024, due to slightly increased domestic traffic.

Traffic showed resilience compared to 2024 (-1.1%), despite the macroeconomic conditions and geopolitical challenges in the Middle East impacting international traffic.

(EUR million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.
Traffic (mn passengers)	0.9	0.9	1.1%	5.6	5.6	-1.1%
Revenue	16	15	6.9%	85	82	3.6%
Adjusted EBITDA*	11	10	6.0%	66	64	2.5%
Adjusted EBITDA margin*	67.5%	68.1%		77.5%	78.4%	
Adjusted EBIT*	7	7	12.8%	43	42	1.8%
Adjusted EBIT margin*	48.2%	45.7%		50.8%	51.8%	

Revenue reached EUR 16 million in Q4 2025 (+6.9% vs Q4 2024) and +3.6% vs 2024, with better non-aero performance mainly from duty free.

Adjusted EBITDA stood at EUR 11 million in Q4 2025 (+6.0% vs Q4 2024) and +2.5% vs 2024. The Adj. EBITDA growth reflects strong commercial performance, enhanced by recent upgrades to the airport's commercial layout.

Dividends: Ferrovial received EUR 7 million dividends from Dalaman.

Dalaman net debt stood at EUR 59 million as of December 31, 2025 (EUR 70 million as of December 31, 2024).

HEATHROW AND AGS DIVESTMENTS

On July 3, 2025, Ferrovial completed the sale of its 5.25% stake in **Heathrow** to Ardian for EUR 539 million. As a result of the transaction, Ferrovial recognized a profit of EUR 27 million, mainly corresponding to the interest accrued since the announcement and the transaction costs.

On January 28, 2025, Ferrovial completed the sale of its 50% stake in **AGS** to Avialliance UK Limited for GBP 450 million (EUR 533 million). The transaction resulted in a capital gain of EUR 272 million.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269)*

[1] *This figure counts Korean Air and Asiana Airlines as one airline, following their merger on December 12, 2024*

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_39

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Construction

Revenue	EUR 7,653 million	+7.5%	LfL growth*
Adjusted EBIT*	EUR 352 million	4.6%	Adjusted EBIT* margin

Revenue increased by +7.5% LfL vs. 2024, with significant growth seen in North America at +11%. North America contributed 35% to revenue, while Poland accounted for 29%.

In 2025, Construction recorded **an adjusted EBIT** of EUR 352 million, resulting in a 4.6% adjusted EBIT margin (3.9% in 2024). The division has improved very positively across all subdivisions compared to previous quarters, outperforming the strategic long-term average target. Details by subdivision:

- **Budimex:** Revenue increased by +4.4% LfL vs. 2024, primarily attributable to a strong performance in Building Construction Works contracts as well as Service division. The adjusted EBIT margin in 2025 stood at 9.2%, above the 8.0% in 2024. Q4 exceeded average profitability driven by one-off impact of relevant contract amendments under long term agreements, combined with higher contribution from late-stage contracts, where residual risks have been successfully mitigated. The Building segment stood out in particular, having implemented a selective bidding strategy and capitalized on opportunities in military contracts and the Polish Deal program. In addition, the solid performance of the Steel Structures and Road Maintenance businesses contributed positively, together with the momentum generated by the completion of the design phase in several Civil Works projects, which has enabled significant progress in their execution.
- **Webber:** Revenue increased by +21.1% LfL vs. 2024, largely driven by the execution of Civil Works projects, on the back of higher level of contract awards in recent years. The adjusted EBIT margin stood at 3.2% in 2025, above the 3.0% achieved in 2024.
- **Ferrovial Construction:** Revenue grew by +2.8% LfL vs. 2024, primarily due to a higher contribution from Canada and Spain, partially offset by the completion of major contracts in the United States, such as the California High-Speed Rail project and the Silvertown Tunnel in the United Kingdom.

The adjusted EBIT margin was 2.4% in 2025 (1.8% in 2024) continuing the positive trend seen in previous quarters. This performance was supported by broad-based improvements across all regions, resulting from effective risk mitigation in the final phases of projects and improved execution as projects advanced beyond their initial stages. Profitability in 2025 was also affected by significant investment effort in bidding for projects in USA in the coming years, as well as by costs related to digitalization and IT systems.

2025 ORDER BOOK & LFL CHANGE VS 2024:

(EUR million)


LfL growth*
+23.7%
-9.0%
+9.8%
7,834
4,048
5,556
F. Construction
Budimex
Webber

The **order book** reached a record-high level of EUR 17,438 million as of December 2025 (+10.1% LfL compared with December 2024). The Civil Works segment remains the largest segment (69%) and continues to adopt highly selective criteria when participating in tenders. North America accounted for 46% of the order book, followed by Poland with 22%.

The percentage of the construction order book (excluding Webber and Budimex) from projects with Ferrovial reached 4% in December 2025 (6% in December 2024).

As of December 2025, the order book figure does not include pre-awarded contracts or contracts pending of commercial or financial close, amounting to approximately EUR 2.5 billion. These primarily consist of contracts from Budimex (EUR 1,755 million) and in Ferrovial Construction (EUR 750 million) related to the Anillo Vial Periferico project in Peru.

P&L DETAILS (EUR million)

CONSTRUCTION	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.	LfL growth*
Revenue	2,233	1,999	11.7%	7,653	7,236	5.8%	7.5%
Adjusted EBITDA*	200	106	87.8%	511	430	18.8%	19.9%
Adjusted EBITDA margin*	8.9%	5.3%		6.7%	5.9%		
Adjusted EBIT*	150	81	84.9%	352	284	24.0%	24.2%
Adjusted EBIT margin*	6.7%	4.1%		4.6%	3.9%		
Order book*/**				17,438	16,755	4.1%	10.1%
BUDIMEX	**Q4 25**	**Q4 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**	**LfL growth***
Revenue	718	607	18.4%	2,246	2,119	6.0%	4.4%
Adjusted EBITDA*	104	63	65.8%	251	207	21.3%	19.4%
Adjusted EBITDA margin*	14.4%	10.3%		11.2%	9.8%		
Adjusted EBIT*	90	53	69.9%	206	170	21.2%	19.3%
Adjusted EBIT margin*	12.5%	8.7%		9.2%	8.0%		
Order book*/**				4,048	4,389	-7.8%	-9.0%
WEBBER	**Q4 25**	**Q4 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**	**LfL growth***
Revenue	574	515	11.6%	1,997	1,725	15.8%	21.1%
Adjusted EBITDA*	36	19	94.1%	119	100	19.2%	24.4%
Adjusted EBITDA margin*	6.3%	3.6%		6.0%	5.8%		
Adjusted EBIT*	20	15	34.3%	63	52	21.0%	25.9%
Adjusted EBIT margin*	3.6%	3.0%		3.2%	3.0%		
Order book*/**				5,556	5,710	-2.7%	9.8%
F. CONSTRUCTION	**Q4 25**	**Q4 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**	**LfL growth***
Revenue	940	877	7.1%	3,409	3,392	0.5%	2.8%
Adjusted EBITDA*	60	25	138.3%	141	123	14.2%	17.1%
Adjusted EBITDA margin*	6.3%	2.8%		4.1%	3.6%		
Adjusted EBIT*	40	13	204.1%	82	61	34.3%	36.9%
Adjusted EBIT margin*	4.2%	1.5%		2.4%	1.8%		
Order book*/**				7,834	6,657	17.7%	23.7%

Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269) Order book vs. December 2024.*

40_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Consolidated P&L

REPORTED P&L

(EUR million)	Q4 25	Q4 24	FY 25	FY 24
Revenue	**2,715**	**2,505**	**9,627**	**9,148**
Adjusted EBITDA*	**426**	**334**	**1,457**	**1,342**
Fixed asset depreciation	-151	-100	-490	-441
Adjusted EBIT*	**276**	**234**	**967**	**901**
Disposals & impairments	-64	2,043	210	2,208
Operating profit/(loss)	**211**	**2,277**	**1,177**	**3,109**
Financial Results	**-123**	**483**	**-365**	**274**
Financial Result from infrastructure projects	-109	-106	-424	-411
Financial Result from ex-infrastructure projects	-14	589	59	685
Equity-accounted affiliates	74	47	258	238
Profit/(loss) before tax from continuing operations	**162**	**2,807**	**1,070**	**3,621**
Income tax	98	-66	60	-145
Net profit/(loss) from continuing operations	**260**	**2,741**	**1,130**	**3,476**
Net profit/(loss) from discontinued operations	2	5	20	14
Net profit/(loss)	**262**	**2,746**	**1,150**	**3,490**
Net profit/(loss) attributed to non-controlling interests	-65	-81	-262	-251
Net profit/(loss) attributed to the parent company	**197**	**2,665**	**888**	**3,239**

Revenue at EUR 9,627 million (+8.6% LfL growth) on the back of higher Highways revenue (+13.7% LfL growth) and higher contribution from Construction (+7.5% LfL growth).

Adjusted EBITDA reached EUR 1,457 million (+12.2% LfL growth) showing higher contribution from Highways (+12.2% LfL growth), particularly US Highways with adjusted EBITDA of EUR 974 million (+7.5% vs 2024). Construction showed a remarkable performance in terms of profitability (+19.9% LfL growth).

Adjusted EBITDA from others included a recognized loss of EUR 36 million mainly due to a one-off failure in one waste treatment facility in the UK. This amount includes the EBITDA losses incurred during the full replacement of the super heater tubes. The works were successfully executed in Q4 2025 and the plant was returned to operation and forecasted performance levels. On December 2025, Thalia Group reached an agreement with the Isle of Wight Council for the early termination of that contract by the end of March 2026.

Depreciation: -11.1% to EUR -490 million, primarily due to higher traffic and anticipated replacement CAPEX in Highways, and increased Construction activity.

Disposals and impairments at EUR 210 million related to the sale of the entire stake in AGS and the mining services business in Chile.

Financial result of EUR -365 million of financial expenses in 2025 vs. EUR 274 million of financial income in 2024, mainly related to lower financial result from ex-infrastructure projects.

- **Ex-infrastructure projects:** EUR 59 million (EUR 685 million in 2024). In 2024, results included a positive impact of EUR 547 million related to the recognition of the remaining 5.25% stake in Heathrow as a financial asset, following the 20% stake divestment. Additionally, lower cash remuneration on the back of interest rate evolution.
- **Infrastructure projects:** EUR -424 million (EUR -411 million in 2024), mainly related to lower cash remuneration from Managed Lanes after cash distribution, partially offset by the positive variation on Highways' results due to forex effect.

Equity-accounted affiliates reached EUR 258 million after tax (EUR 238 million in 2024).

(EUR million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.
Highways	71	45	56.4%	246	226	9.0%
407 ETR	51	46	9.5%	217	188	15.7%
IRB**	24	3	n.s.	25	13	98.8%
IRB Private InvIT**	-2	-8	74.0%	-6	-8	25.5%
Other	-2	4	-147.2%	10	34	-70.0%
Airports	2	3	-10.8%	11	9	22.2%
Construction	0	-0	n.s.	1	0	n.s.
Other	-0	-0	100.0%	-0	3	n.s.
Total	**74**	**47**	**55.3%**	**258**	**238**	**8.2%**

REVENUE

(EUR million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.	LfL growth*
Highways	353	340	3.9%	1,374	1,256	9.4%	13.7%
Airports	26	17	54.4%	111	91	22.9%	23.3%
Construction	2,233	1,999	11.7%	7,653	7,236	5.8%	7.5%
Energy	115	96	20.3%	339	270	25.7%	26.8%
Other	-12	54	-121.2%	150	296	-49.3%	-17.8%
Revenue	**2,715**	**2,505**	**8.4%**	**9,627**	**9,148**	**5.2%**	**8.6%**

ADJUSTED EBITDA*

(EUR million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.	LfL growth*
Highways	239	246	-2.9%	990	918	7.7%	12.2%
Airports	4	-2	258.9%	37	26	41.2%	8.3%
Construction	200	106	87.8%	511	430	18.8%	19.9%
Energy	7	2	275.4%	3	2	44.6%	67.6%
Other	-23	-18	-30.2%	-83	-34	-141.1%	-86.1%
Adjusted EBITDA*	**426**	**334**	**27.6%**	**1,457**	**1,342**	**8.6%**	**12.2%**

ADJUSTED EBIT*

(EUR million)	Q4 25	Q4 24	VAR.	FY 25	FY 24	VAR.	LfL growth*
Highways	150	186	-19.3%	719	686	4.9%	9.5%
Airports	1	-5	113.0%	14	4	241.3%	16.4%
Construction	150	81	84.9%	352	284	24.0%	24.2%
Energy	3	-2	267.2%	-12	-11	-4.5%	-12.9%
Other	-28	-26	-8.3%	-106	-62	-73.0%	-57.7%
Adjusted EBIT*	**276**	**234**	**17.8%**	**967**	**901**	**7.3%**	**10.6%**

Corporate income tax: the corporate tax income for 2025 was EUR 60 million (vs EUR -145 million expense in 2024) that is made up of EUR -26 million expense from 2025 and EUR 86 million income from previous years' tax credit recognition. There are several effects that impact 2025 corporate income tax, among which the following stand out:

- Equity-accounted companies' profit must be excluded, as it is already net of tax (EUR 258 million).
- Pass-through tax rule (EUR 172 million), that primarily relates to profit/losses in concession project companies in the US which are fully consolidated but its associated tax expense/credit is recognized based solely on Ferrovial's ownership interest, as these companies are taxed under pass-through tax rules, whereby the shareholders are the taxpayers according to their stake in the concession.

Excluding the aforementioned adjustments in the tax result, the resulting effective corporate income tax rate is 4%. Further information is explained in note 2.7 of the Financial Statements.

Net income from continuing operations stood at EUR 1,130 million in 2025 (EUR 3,476 million in 2024).

Net income from discontinued operations stood at EUR 20 million related to the earn-outs following the divestment process of the former Services division.

Net income attributed to the parent company reached EUR 888 million in 2025 (EUR 3,239 million in 2024).

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269)*

***IRB and IRB Private InvIT include a contribution of six months (July-December) instead of three months (October-December) for the last quarter of the year (Q4) due to the latest information available.*

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_41

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Consolidated Statements of Financial Position

(EUR million)	DEC-25	DEC-24
NON-CURRENT ASSETS	**20,110**	**21,327**
Goodwill	412	500
Intangible assets	127	128
Fixed assets in infrastructure projects	12,509	14,147
Intangible asset model	12,360	13,989
Financial asset model	149	158
Investment property	0	0
Property, plant and equipment	1,012	772
Right-of-use assets	296	238
Investments in associates	3,955	3,023
Non-current financial assets	475	1,139
Loans granted to associates	113	101
Non-current restricted cash	262	401
Other non-current receivables	100	637
Deferred tax assets	958	1,159
Long-term financial derivatives at fair value	366	221
CURRENT ASSETS	**7,310**	**7,672**
Inventories	540	492
Current income tax assets	41	48
Short-term trade and other receivables	2,245	2,228
Trade receivable for sales and services	1,761	1,625
Other short-term receivables	484	603
Other short term financial assets	0	0
Cash and cash equivalents	4,271	4,828
Infrastructure project companies	201	175
Restricted Cash	29	18
Other cash and equivalents	172	157
Ex-infrastructure project companies	4,070	4,653
Short-term financial derivatives at fair value	17	20
Assets held for sale	196	56
TOTAL ASSETS	**27,420**	**28,999**

(EUR million)	DEC-25	DEC-24
EQUITY	**7,665**	**8,120**
Equity attributable to shareholders	5,908	6,075
Equity attributable to non-controlling interests	1,757	2,045
NON-CURRENT LIABILITIES	**13,291**	**14,578**
Deferred Income	1,187	1,375
Employee benefit plans	4	4
Long-term provisions	395	353
Long-term lease liabilities	219	165
Borrowings	9,356	10,092
Debentures and borrowings of infrastructure project companies	7,433	8,256
Debentures and borrowings of ex-infrastructure project companies	1,923	1,836
Other payables	1,112	1,279
Deferred taxes	889	1239
Long-term financial derivatives at fair value	129	71
CURRENT LIABILITIES	**6,464**	**6,301**
Short-term lease liabilities	86	80
Borrowings	1,071	1,196
Debentures and borrowings of infrastructure project companies	184	143
Debentures and borrowings of ex-infrastructure project companies	887	1,053
Financial derivatives at fair value	22	61
Current income tax liabilities	48	80
Short-term trade and other payables	4,180	3,902
Trade payables	1,803	1,781
Advance payments from customers and work certified in advance	1,824	1,619
Other short-term payables	553	502
Short-term provisions	929	958
Liabilities held for sale	128	24
TOTAL LIABILITIES & EQUITY	**27,420**	**28,999**

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


CURRENT ASSETS
EUR 7,310 million
27%
NON-CURRENT ASSETS
EUR 20,110 million
73%
28%
48%
24%
EQUITY
EUR 7,665 million
NON-CURRENT LIABILITIES
EUR 13,291 million
CURRENT LIABILITIES
EUR 6,464 million

42_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Consolidated Net Debt

CONSOLIDATED NET DEBT*

(EUR million)	DEC-25	DEC-24
Cash and cash equivalents from ex-infrastructure project companies	-4,070	-4,653
Short and long-term borrowings from ex-infrastructure project companies	2,810	2,889
Other from ex-infrastructure project companies**	-81	-30
Consolidated Net Debt of ex-infrastructure project companies*	**-1,341**	**-1,794**
Cash and cash equivalents from infrastructure project companies	-201	-175
Short and long-term borrowings from infrastructure project companies	7,617	8,400
Other from infrastructure project companies***	-183	-369
Consolidated Net Debt of infrastructure project companies*	**7,234**	**7,856**
Consolidated Net Debt*	**5,893**	**6,061**

CONSOLIDATED BORROWINGS

DEC-25 (EUR million)	Ex-infrastructure project companies	Infrastructure project companies	Consolidated
Short and long-term borrowings	2,810	7,617	10,427
% fixed	99.2%	95.9%	96.8%
% variable	0.8%	4.1%	3.2%
Average rate	2.0%	4.5%	3.9%
Average maturity (years)	3	18	14

CHANGE IN CONSOLIDATED NET DEBT****

(EUR million)	As of December 31, 2025			
	Change in Consolidated Net Debt	Ex-infrastructure project companies	Infrastructure project companies	Intercompany eliminations
	(1+2+3)	(1)	(2)	(3)
Cash flow from operating activities	**1,926**	**1,285**	**1,107**	**-466**
Cash flow from/ (used in) investing activities	**-891**	**-682**	**-357**	**147**
Activity Cash Flows	**1,035**	**603**	**750**	**-319**
Cash flow from/ (used in) financing activities	**-1,483**	**-1,087**	**-714**	**319**
Effect of exchange rate on cash and cash equivalents	-99	-91	-8	0
Change in cash and cash equivalents due to consolidation scope changes	-10	-7	-3	0
Change in cash and cash equivalents from discontinued operations	0	0	0	0
Cash flows (change in cash and cash equivalents) (A)	**-557**	**-583**	**26**	**0**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR (B)	**4,828**	**4,653**	**175**	**0**
CASH AND CASH EQUIVALENTS AT YEAR END (C=A+B)	**4,271**	**4,070**	**201**	**0**
SHORT AND LONG-TERM BORROWINGS AND OTHER CONSOLIDATED NET DEBT COMPONENTS AT THE BEGINNING OF YEAR (D)	**11,288**	**2,889**	**8,400**	**0**
Change in short and long-term borrowings (E)	**-861**	**-79**	**-782**	**0**
OTHER CONSOLIDATED NET DEBT COMPONENTS AT THE BEGINNING OF YEAR (F)	**-399**	**-30**	**-369**	
Change in Non-current restricted cash	139	11	128	0
Change in Forwards hedging balances	-5	-5	0	0
Change in Cross currency swaps balances	2	2	0	0
Change in Intragroup balances	0	-59	59	0
Change in other short term financial assets	0	0	0	0
Other changes in consolidated net debt (G)	**136**	**-51**	**187**	**0**
OTHER CONSOLIDATED NET DEBT COMPONENTS AT YEAR END (H=G+F)	**-263**	**-81**	**-182**	
SHORT AND LONG-TERM BORROWINGS AND OTHER CONSOLIDATED NET DEBT COMPONENTS AT YEAR END (I=D+E+H)	**10,164**	**2,729**	**7,435**	**0**
Change in consolidated net debt (J=G+E-A)	**-168**	**454**	**-621**	**0**
CONSOLIDATED NET DEBT AT THE BEGINNING OF YEAR (D-B+F)	**6,061**	**-1,794**	**7,856**	**0**
CONSOLIDATED NET DEBT AT YEAR END (I-C)	**5,893**	**-1,341**	**7,234**	**0**

Consolidated Net Debt of Ex-Infrastructure project companies

CONSOLIDATED NET DEBT*

Cash and cash equivalents	**EUR -4,070 million**
Borrowings and other	**EUR 2,729 million**
Consolidated Net Debt ex-infrastructure project companies*	**EUR -1,341 million**

LIQUIDITY*

(EUR million)	DEC-25
Cash and cash equivalents	4,070
Undrawn credit lines	1,008
Other	10
Total Liquidity ex-infrastructure projects	**5,088**

DEBT MATURITIES (EUR million)

2026*	2027	2028	> 2029
839	60	500	1,413

(*) In 2026, ex-infrastructure debt includes outstanding ECP (Euro Commercial Paper), which at December 31st, 2025, had a carrying amount of EUR 100 million (2.040% average rate) and maturing in 2026.

RATING

Standard & Poor's	**BBB / stable**
Fitch Ratings	**BBB / stable**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269) **Other from ex-infrastructure project companies includes non-current restricted cash, forwards hedging and cross currency swaps balances, intragroup position balances and other short term financial assets, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures. ***Other from infrastructure project companies includes short and long term borrowings, non-current restricted cash and intragroup position balances, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_43

CHANGE IN CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES (EUR MILLION)*/** (**) Due to rounding, numbers may not add up precisely. Ferrovial’s consolidated net debt includes Budimex’s consolidated net debt at 100% that reached EUR -733 million in December 2024 and EUR -655 million in December 2025. Cash and cash equivalents at ex-infrastructure project companies stood at EUR 4,070 million in December 2025 vs. EUR 4,653 million in December 2024. The main drivers of this change were: • Dividends from projects amounted to EUR 968 million, of this amount EUR 880 million came from Highways including EUR 452 million from 407 ETR, EUR 281 million from Texas Managed Lanes, EUR 89 million from I-66 and EUR 33 million from I-77. Additionally, Energy distributed EUR 54 million corresponding to the return of capital invested in a photovoltaic plant in Texas. The Airports division distributed EUR 30 million, including EUR 16 million from Heathrow, EUR 7 million from Dalaman and EUR 7 million from Doha’s airport maintenance contract. • Construction operating cash flow (ex- tax payments, ex-dividend) reached EUR 596 million, posted a solid uplift, driven by Q4 working capital seasonality in Poland and Spain, and further enhanced by pre-payments and compensations received in the US and Canada. • Tax payments reached EUR -100 million, including EUR 47 million of corporate income tax in Budimex. • Investments totaled EUR -1,970 million, mainly due to the additional 5.06% stake acquired in 407 ETR (EUR 1,271 million), the EUR 236 million of equity invested in NTO, and the acquisition of the Milano Solar project for EUR 17 million. • Interest received and other investing activities cash flow amounted to EUR 130 million, mainly related to cash remuneration. • Divestments reached EUR 1,158 million, largely driven by the divestment of Heathrow (EUR 539 million) and the divestment of AGS (EUR 533 million), along with the sale of the mining services business in Chile for EUR 24 million and the deferred payment for the sale of Serveo of EUR 15 million. • Cash dividend and treasury share purchases at EUR -657 million in 2025, (EUR -831 million in 2024), including EUR -156 million from the cash dividend and EUR -501 million of share repurchases. Following Market standards, dividends declared (EUR -626 million in 2025) are based on the share price at the time of delivery to shareholders. This amount may differ from the cash flow statement, as treasury shares related to the scrip dividend are purchased at the share price prevailing at each transaction, whereas the amount distributed to shareholders under our scrip dividend programs is calculated based on the share price at the time of delivery. For further details on each of the scrip dividend programs of 2025, please refer to Appendix I. • Other cash flows from (used in) financing activities amounted to EUR -437 million, including the repayment of the revolving facility (EUR -250 million), the reduction of Euro Commercial Paper (EUR -200 million), financial leases (EUR -121 million), dividend to minorities (EUR -77 million) and interest payments (EUR -64 million), partially offset by the convertible bond issuance (EUR 350 million). • Effect of exchange rate on Cash & Cash equivalents was EUR -91 million, mainly from USD. As of December 2025, Ferrovial has notional foreign exchange hedges amounting to 2,847 million in USD and 538 million in CAD, with corresponding mark-to-market values of EUR 140 million and EUR 7 million, respectively (total of EUR 147 million). These amounts are not included in the net cash position. *Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269) 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 44_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT OPERATING (EUR + 1,285M) INVESTING (EUR-682 M) FINANCING (EUR-1,186 M) 968 596 (179) (100) (1,970) 130 1,158 (657) (437) (91) CASH FLOWS EUR - 583 M CASH 4,653 DEBT & OTHERS 2,858 NET DEBT EUR - 1,794 M NET DEBT EUR - 1,341 M 2024 2025 CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR -129 M Dividends from projects CASH 4,070 DEBT & OTHERS 2,729 Construction Op. Cash Flow (ex-tax payments, ex-dividends) Other cash flows from (used in) operating activities (ex-tax payments) Tax payments Cash flows from (used in) investing activities (ex- Interests received & ex- Divestments) Interest received and other investing activities cash flows Divestments Cash dividend and treasury share purchases Other cash flows from (used in) financing activities Effect of exchange rate on Cash & Cash equivalents

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements

Consolidated cash flow

FY 25 (EUR million)	CONSOLIDATED CASH FLOW	Cash flows of ex-infrastructure project companies	Cash flows of infrastructure project companies	Intercompany eliminations
Adjusted EBITDA*	1,457	313	1,157	-13
Dividends from projects	502	968	0	-466
Other cash flows from (used in) operating activities	63	103	-53	13
Cash flows from (used in) operating activities excluding tax payments	**2,023**	**1,385**	**1,104**	**-466**
Tax payments	-97	-100	3	0
Cash flows from (used in) operating activities	**1,926**	**1,285**	**1,107**	**-466**
Investments	-2,289	-1,970	-466	147
Interest received and other investing activities Cash flows	240	130	109	0
Divestments	1,158	1,158	0	0
Cash flows from (used in) investing activities	**-891**	**-682**	**-357**	**147**
Activity cash flows	**1,035**	**603**	**750**	**-319**
Interest paid	-455	-64	-391	0
Cash dividend and treasury share purchases	-657	-657	0	0
Cash dividend	-156	-156	0	0
Treasury share repurchase	-501	-501	0	0
Other treasury share repurchase	0	0	0	0
Other shareholder distributions to subsidiary minorities	-367	-77	-756	466
Other cash flows from (used in) financing activities	-2	-289	434	-147
Cash flows from (used in) financing activities	**-1,483**	**-1,087**	**-714**	**319**
Effect of exchange rate on cash and cash equivalents	**-99**	**-91**	**-8**	**0**
Change in cash and cash equivalents due to consolidation scope changes	**-10**	**-7**	**-3**	**0**
Change in cash and cash equivalents	**-557**	**-583**	**26**	**0**
Cash and cash equivalents at beginning of year	**4,828**	**4,653**	**175**	**0**
Cash and cash equivalents at the end of the year	**4,271**	**4,070**	**201**	**0**

FY 24 (EUR million)	CONSOLIDATED CASH FLOW	Cash flows of ex-infrastructure project companies	Cash flows of infrastructure project companies	Intercompany eliminations
Adjusted EBITDA*	1,342	269	1,075	-2
Dividends from projects	363	947	0	-584
Other cash flows from (used in) operating activities	-221	-168	-55	2
Cash flows from (used in) operating activities excluding tax payments	**1,485**	**1,048**	**1,021**	**-584**
Tax payments	-192	-187	-5	0
Cash flows from (used in) operating activities	**1,293**	**861**	**1,016**	**-584**
Investments	-1,697	-1,591	-184	79
Interest received and other investing activities Cash flows	428	170	258	0
Divestments	2,582	2,582	0	0
Cash flows from (used in) investing activities	**1,314**	**1,161**	**74**	**79**
Activity cash flows	**2,606**	**2,022**	**1,089**	**-505**
Interest paid	-464	-86	-377	0
Cash dividend and treasury share purchases	-831	-831	0	0
Cash dividend	-130	-130	0	0
Treasury share repurchase	-701	-701	0	0
Other treasury share repurchase	-272	-272	0	0
Other shareholder distributions to subsidiary minorities	-444	-114	-911	580
Other cash flows from (used in) financing activities	-580	-672	167	-75
Cash flows from (used in) financing activities	**-2,591**	**-1,975**	**-1,121**	**505**
Effect of exchange rate on cash and cash equivalents	**59**	**54**	**5**	**0**
Change in cash and cash equivalents due to consolidation scope changes	**-35**	**-32**	**-3**	**0**
Change in cash and cash equivalents from discontinued operations	**0**	**0**	**0**	**0**
Change in cash and cash equivalents	**39**	**68**	**-29**	**0**
Cash and cash equivalents at beginning of year	**4,789**	**4,585**	**204**	**0**
Cash and cash equivalents at the end of the year	**4,828**	**4,653**	**175**	**0**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269)*

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_45

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

EX-INFRASTRUCTURE PROJECT CASH FLOWS*

Cash flows from (used in) operating and investing activities

The ex-infrastructure cash flows from (used in) operating and investing activities are as follows:

FY 25 (EUR million)	Cash flows from (used in) operating activities	Cash flows from (used in) investing activities	Total
Highways projects**	880	-1,317	-437
Airports projects**	30	837	866
Construction	597	-166	431
Energy	85	-95	-10
Other***	-207	-71	-278
Interest received and other investing activities Cash flows	0	130	130
Total excluding tax payments	**1,385**	**-682**	**703**
Tax payments	-100	0	-100
Total	**1,285**	**-682**	**603**

FY 24 (EUR million)	Cash flows from (used in) operating activities	Cash flows from (used in) investing activities	Total
Highways projects**	895	-426	468
Airports projects**	8	1,486	1,493
Construction	291	-113	178
Energy	1	-102	-101
Other***	-146	147	0
Interest received and other investing activities Cash flows	0	170	170
Total excluding tax payments	**1,048**	**1,161**	**2,209**
Tax payments	-187	0	-187
Total	**861**	**1,161**	**2,022**

***Cash flows from operating activities in Highways and Airports refers to dividends*
****Other includes the operating cash flow from Corporate Business, Airports, Highways & Energy headquarters, along with Services business.*

Cash flows from (used in) operating activities

As of December 31, 2025, ex-infrastructure cash flows from (used in) operating activities before tax totaled EUR 1,385 million, compared to EUR 1,048 million in 2024, on the back of higher operating cash flow from Construction activity and Energy, together with higher dividends from Airports.

Cash flows from (used in) operating activities	FY 25	FY 24
Highways projects**	880	895
Airports projects**	30	8
Construction	597	291
Energy	85	1
Other***	-207	-146
Total excluding tax payments	**1,385**	**1,048**
Tax payments	-100	-187
Total	**1,285**	**861**

***Cash flows from operating activities in Highways and Airports refers to dividends*
****Other includes the operating cash flow from Corporate Business, Airports, Highways & Energy headquarters, along with Services business.*

Breakdown of cash flow from Construction:

Construction (EUR million)	FY 25	FY 24
Adjusted EBITDA*	511	430
Adj. EBITDA infrastructure projects	12	8
Adj. EBITDA ex-infrastructure projects	499	422
Dividends from projects	1	34
Other Cash Flows from (used in) operating activities (ex Tax payments ex infrastructure projects)	97	-164
Construction Ex Infrastructure Cash Flows from (used in) operating activities Ex Tax payments	**597**	**291**

Dividends received from projects reached EUR 968 million in 2025 (EUR 947 million in 2024).

(EUR million)	FY 25	FY 24
Highways	880	895
Airports	30	8
Energy	54	4
Other	4	7
Total Dividends from projects*	**968**	**947**

Dividends from Highways projects totalled EUR 880 million in 2025 (EUR 895 million in 2024). The 2024 dividend figure included the first dividend distributions from I-77 (EUR 205 million) and I-66 (EUR 89 million).

Highways Dividends (EUR million)	FY 25	FY 24
407 ETR	452	321
NTE	120	103
LBJ	59	54
NTE 35W	102	87
I-77	33	205
I-66	89	89
IRB	1	7
IRB Private InvIT	5	4
Irish highways	0	2
Portuguese highways	1	1
Australian highways	5	7
Spanish highways	7	10
Other	5	5
Total	**880**	**895**

Dividends from Airports projects were EUR 30 million in 2025, including EUR 16 million from Heathrow airport.

Airports Dividends (EUR million)	FY 25	FY 24
Heathrow	16	0
FMM	7	8
Dalaman	7	0
Total	**30**	**8**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269)*

46_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Cash flows from (used in) investing activities

FY 25 (EUR million)	Investments	Divestments	Cash flows from (used in) investing activities
Highways	-1,317	0	-1,317
Airports	-236	1,073	837
Construction	-172	6	-166
Energy	-95	0	-95
Other	-149	78	-71
Interest received and other investing activities Cash flows	130	0	130
Total	**-1,840**	**1,158**	**-682**

FY 24 (EUR million)	Investments	Divestments	Cash flows from (used in) investing activities
Highways	-738	311	-426
Airports	-521	2,006	1,486
Construction	-123	10	-113
Energy	-102	0	-102
Other	-108	254	147
Interest received and other investing activities Cash flows	170	0	170
Total	**-1,421**	**2,582**	**1,161**

INFRASTRUCTURE PROJECT CASH FLOWS*

Cash flows from (used in) operating activities

As regards cash flows for companies that own infrastructure project concessions, these primarily include revenues from those companies that are currently in operation, though they also include VAT refunds and payments corresponding to projects currently in the construction phase.

The following table shows a breakdown of cash flows from (used in) operating activities from infrastructure projects.

(EUR million)	FY 25	FY 24
Highways	1,063	955
Other	44	60
Cash flows from (used in) operating activities	**1,107**	**1,016**

Cash flows from (used in) investing activities

The following table shows a breakdown of the Cash flows from (used in) investing activities from infrastructure projects, mainly payments made in respect of capital expenditure investments over the year.

This change was mainly driven by the investments in Energy projects reported within the Others line, as well as the increase in capex in NTE associated with the Capacity Improvements construction works executed in 2024 and 2025. In 2024, capital expenditures in NTE 35W corresponded primarily to Segment 3C.

(EUR million)	FY 25	FY 24
LBJ	-5	-6
NTE	-139	-83
NTE 35W	-3	-27
I-77	-5	-7
I-66	-5	-3
Spanish highways	-4	-5
Other	0	0
Total highways	**-161**	**-131**
Other	-305	-55
Total projects	**-466**	**-185**
Equity Subsidy	0	0
Interest received and other investing activities cash flows	109	258
Cash flows from (used in) investing activities	**-357**	**73**

Cash flows from (used in) financing activities

Cash flows from (used in) financing activities includes the payment of dividends and the repayment of equity by concession-holding companies to their shareholders, along with the payments for share capital increases received by these companies. In the case of concession holders which are fully integrated within Ferrovial, these amounts represent 100% of the amounts paid out and received by the concession-holding companies, regardless of the percentage share that the Company holds in such concessions. No dividend or Shareholder Funds' repayment is included for equity-accounted companies.

The interest cash flow refers to the interest paid by the concession-holding companies, together with other fees and costs closely related to the acquisition of financing. The cash flow for these items relates to interest costs for the period, along with any other item that represents a direct change in the net debt amount for the period.

(EUR million)	FY 25	FY 24
Spanish highways	-41	-45
US highways	-298	-309
Other highways	0	0
Total highways	**-339**	**-354**
Other	-52	-24
Cash flows from interest paid	**-390**	**-377**


EXPRESS
LANES
ENTRANCE
1/2 MILE
234 234
Manassas
1 MILE

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269)*

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_47

Appendix I – Scrip dividend, cash dividend, share buy-back and cancellation of shares SCRIP DIVIDENDS First scrip dividend On May 13, 2025, Ferrovial announced an interim scrip dividend of EUR 228 million in aggregate, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. Ferrovial also announced on (i) May 21, 2025, that the interim scrip dividend per share in the share capital of Ferrovial amounted to EUR 0.3182; and (ii) June 23, 2025, that the ratio for the interim scrip dividend was one (1) new Ferrovial share for every 140.8733 existing Ferrovial shares (the “Ratio”). Accordingly, pursuant to the Ratio, Ferrovial issued 4,195,421 new Ferrovial shares. Second scrip dividend On October 15, 2025, Ferrovial announced a second interim scrip dividend for 2025 of EUR 342 million in aggregate, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. Ferrovial also announced on (i) October 23, 2025, that the dividend per share in the share capital of Ferrovial amounts to EUR 0.4769; and (ii) November 20, 2025, that the ratio for the second interim scrip dividend was one (1) new Ferrovial share for every 114.8368 existing Ferrovial shares (the “Ratio”). Accordingly, pursuant to the Ratio, Ferrovial delivered 5,128,453 Ferrovial Shares from treasury in the scrip dividend, which will not result in a change of Ferrovial's total issued share capital. CASH DIVIDEND On November 25, 2025, Ferrovial declared an additional interim cash dividend of in aggregate approximately EUR 56 million. On December 3, 2025 announced the dividend of EUR 0.0770 per Ferrovial share. SHARE BUY-BACK AND CANCELLATION OF SHARES August 2024-May 2025 buyback program On August 23, 2024, Ferrovial announced a share buy-back program of up to 30 million shares for a maximum amount of EUR 300 million, with the purpose of repurchasing Ferrovial shares in the context of various corporate actions (such as, for instance, employee share incentives, placement of share in the market, or cancelling repurchased shares). On December 13, 2024 Ferrovial announced the extension of the August 23, 2024 program to May 30, 2025, and an increase in the maximum amount by EUR 300 million, bringing the total maximum amount to EUR 600 million. During 2025, Ferrovial acquired a total of 6,300,460 shares under this share buy-back program for a total of EUR 266 million. June 2025-December 2025 buyback program On March 14, 2025 Ferrovial announced a share buy-back program up to 15 million shares for a maximum amount of EUR 500 million, with the purpose of repurchasing Ferrovial shares, reducing the Ferrovial’s issued share capital. On December 12, 2025, Ferrovial announced the end of this share buy- back program, under which it had acquired a total of 4,200,000 shares for a total of EUR 207 million. December 2025-October 2026 repurchase program On December 12, 2025, Ferrovial announced a new repurchase program with the following key terms: • Purpose: to repurchase Ferrovial shares in the context of actions related to future projects consistent with the strategic objectives Ferrovial intends to pursue, for industrial projects, or other transactions or corporate actions involving the assignment or disposition of treasury shares. • Maximum investment: EUR 800 million. In no case may the number of shares to be acquired under the New Repurchase Program exceed 15 million Ferrovial shares, representing approximately 2.04% of Ferrovial’s issued share capital as of the date of this announcement. • Duration: the new repurchase program has been authorized for the period from 15 December 2025 up to 15 October 2026 (both dates included), without prejudice to Ferrovial’s ability to extend the program’s duration in view of the prevailing circumstances and in the interest of Ferrovial and its stakeholders. • Ferrovial reserves the right to terminate the New Repurchase Program, in accordance with applicable law, if, prior to its term, it has reached the maximum investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so. As of December 31, 2025, 506,000 shares were repurchased under this new program for a total of EUR 285 million. Cancellation of ordinary shares On October 6, 2025, Ferrovial announced that, it has resolved to cancel a maximum of 10,500,000 treasury shares, whereby the exact number of shares to be cancelled will be determined by Ferrovial. In addition, on December 18, 2025, Ferrovial resolved to cancel a further 460 treasury shares. The effectiveness of these cancellations is subject to the determination of the exact number of shares to be cancelled in the first tranche, and to the completion of all necessary formalities in accordance with the regulations governing the reduction of Ferrovial issued share capital. Appendix II – Shareholder Structure This information is based on Ferrovial’s SE substantial holdings (i.e., shareholdings equal or above 3% of the issued share capital) filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM - Autoriteit Financiële Markten) as of December 31, 2025: 21.53% 10.03% 8.64% 4.33% 55.46% R. del Pino Calvo-Sotelo TCI Fund Management Ltd M. del Pino y Calvo-Sotelo BlackRock Free Float 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 48_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Appendix III – Highways details by asset

HIGHWAYS – GLOBAL CONSOLIDATION

(EUR million)	TRAFFIC (Million of transactions)			REVENUE			ADJ. EBITDA*			ADJ. EBITDA MARGIN*		NET DEBT*	
Global consolidation	**FY 25**	**FY 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**	**FY 25**	**FY 24**	**FY 25**	**SHARE**
NTE	37	39	-4.7%	286	276	3.4%	246	244	0.9%	86.0%	88.1%	1,261	63.0%
LBJ	46	46	-0.1%	216	208	3.9%	178	171	4.4%	82.7%	82.3%	1,735	54.6%
NTE 35W	52	51	2.9%	325	296	9.8%	260	246	5.8%	80.1%	83.1%	1,397	53.7%
I-77	42	43	-2.0%	115	98	16.6%	71	64	11.5%	62.2%	65.1%	396	72.2%
I-66	35	32	7.4%	268	228	17.4%	218	181	20.3%	81.4%	79.5%	1,489	55.7%
TOTAL USA				**1,209**	**1,107**	**9.3%**	**974**	**906**	**7.5%**			**6,278**	
Autema**	19,446	17,405	11.7%	81	73	10.7%	72	65	11.3%	89.0%	88.5%	541	76.3%
Aravia**	41,690	39,811	4.7%	44	34	29.8%	37	25	48.1%	82.5%	72.3%	-37	100.0%
TOTAL SPAIN				**125**	**107**	**16.8%**	**108**	**89**	**21.5%**			**504**	
Via Livre				9	16	-40.5%	1	3	-58.1%	12.2%	17.3%	-6	84.0%
TOTAL PORTUGAL				**9**	**16**	**-40.5%**	**1**	**3**	**-58.1%**			**-6**	
TOTAL HEADQUARTERS AND OTHER* **				**31**	**27**	**14.9%**	**-94**	**-79**	**-18.4%**			**11**	
TOTAL HIGHWAYS				**1,374**	**1,256**	**9.4%**	**990**	**918**	**7.7%**	**72.0%**	**73.1%**	**6,787**	

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures annex in the Integrated Annual Report (page 269)*

***Traffic in ADT (Average Daily Traffic)*

****Revenue and Adjusted EBITDA include Headquarters and Other, while Net Debt refers only to Next Move*

HIGHWAYS – EQUITY-ACCOUNTED

(EUR million)	TRAFFIC (ADT)			REVENUE			EBITDA			CONTRIBUTION TO FERROVIAL EQUITY ACCOUNTED RESULT			NET DEBT	
Equity accounted	**FY 25**	**FY 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**	**FY 25**	**SHARE**
407 ETR (VKT million)	2,819	2,658	6.1%	1,272	1,151	10.6%	1,068	997	7.2%	217	188	15.7%	6,528	48.3%
M4*		38,121	n.a.		29	n.a.		16	n.a.		2	n.a.		
M3*		45,156	n.a.		10	n.a.		5	n.a.		0	n.a.		
A-66 Benavente Zamora*					21	n.a.		18	n.a.		3	n.a.		
Serrano Park*					5	n.a.		3	n.a.		0	n.a.		
Silvertown Tunnel				63	49	28.7%	56	49	15.9%	2	2	39.8%	1,350	22.5%
Ruta del Cacao				141	135	4.0%	115	118	-2.9%	6	7	-9.3%	282	30.0%
EMESA**				34	200	-83.1%	4	114	-96.4%	-3	11	-122.8%	15	10.0%
IRB				716	894	-19.9%	313	449	-30.3%	25	13	98.8%	1,050	19.9%
IRB Private InvIT				653	243	168.1%	283	114	148.6%	-6	-8	25.5%	1,614	24.0%
Toowoomba				24	26	-8.3%	5	3	101.3%	2	1	89.5%	187	40.0%
OSARs				6	7	-12.7%	5	6	-14.6%	1	2	-19.2%	179	50.0%
Zero ByPass (Bratislava)				38	40	-4.1%	32	33	-3.8%	1	2	-34.3%	748	35.0%

**Following the Umbrella Roads BV transaction completed in October 2024, the M4, M3, A-66 Benavente-Zamora, and Serrano Park were divested.*

*** In December 2025, Madrid City Council acquired the 20% stake in Calle 30 previously held by EMESA (Ferrovial holds a 50% stake in EMESA).*



INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_49

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Appendix IV – P&L of Main Infrastructure Assets

HIGHWAYS

407 ETR

(CAD million)	FY 25	FY 24	VAR.
Revenue	2,009	1,705	17.8%
EBITDA	1,687	1,478	14.2%
EBITDA margin	84.0 %	86.7 %	
EBIT	1,577	1,372	15.0%
EBIT margin	78.5 %	80.4 %	
Financial results	-472	-429	-10.0%
Profit before tax	1,105	942	17.2%
Corporate income tax	-294	-250	-17.7%
Net Income	811	692	17.1%
Contribution to Ferrovial equity accounted result (EUR million)	217	188	15.7%

NTE

(USD million)	FY 25	FY 24	VAR.
Revenue	323	299	8.1%
Adjusted EBITDA*	278	264	5.5%
Adjusted EBITDA margin*	86.0 %	88.1 %	
Adjusted EBIT*	229	233	-1.8%
Adjusted EBIT margin*	70.7 %	77.8 %	
Financial results	-49	-57	13.7%
Net Income	176	173	1.9%
Contribution to Ferrovial**	98	101	-2.6%

***Globally consolidated asset, contribution to net profit (EUR million). 62.97% stake.*

LBJ

(USD million)	FY 25	FY 24	VAR.
Revenue	244	225	8.6%
Adjusted EBITDA*	202	185	9.2%
Adjusted EBITDA margin*	82.7 %	82.3 %	
Adjusted EBIT*	162	150	7.7%
Adjusted EBIT margin*	66.4 %	67.0 %	
Financial results	-84	-82	-1.5%
Net Income	77	66	16.0%
Contribution to Ferrovial**	37	33	11.0%

***Globally consolidated asset, contribution to net profit (EUR million). 54.60% stake*

NTE 35W

(USD million)	FY 25	FY 24	VAR.
Revenue	368	320	14.7%
Adjusted EBITDA*	294	266	10.6%
Adjusted EBITDA margin*	80.1 %	83.1 %	
Adjusted EBIT*	242	226	7.3%
Adjusted EBIT margin*	66.0 %	70.5 %	
Financial results	-88	-83	-5.6%
Net Income	152	140	8.5%
Contribution to Ferrovial**	72	70	3.8%

***Globally consolidated asset, contribution to net profit (EUR million). 53.67% stake.*

I-77

(USD million)	FY 25	FY 24	VAR.
Revenue	130	107	21.9%
Adjusted EBITDA*	81	69	16.5%
Adjusted EBITDA margin*	62.2 %	65.1 %	
Adjusted EBIT*	70	59	19.3%
Adjusted EBIT margin*	54.1 %	55.3 %	
Financial results	-30	-25	-20.5%
Net Income	40	34	18.4%
Contribution to Ferrovial**	26	23	13.3%

***Globally consolidated asset, contribution to net profit (EUR million). 72.24% stake.*

I-66

(USD million)	FY 25	FY 24	VAR.
Revenue	303	247	22.7%
Adjusted EBITDA*	246	196	25.7%
Adjusted EBITDA margin*	81.4 %	79.5 %	
Adjusted EBIT*	151	116	30.5%
Adjusted EBIT margin*	49.9 %	46.9 %	
Financial results	-133	-124	-7.2%
Net Income	18	-8	n.s.
Contribution to Ferrovial**	9	-4	n.s.

***Globally consolidated asset, contribution to net profit (EUR million). 55.704% stake.*

IRB Infrastructure Developers (IRB)

(EUR million)	FY 25	FY 24	VAR.	LfL growth*
Revenue	716	894	-19.9%	-12.8%
Adjusted EBITDA*	313	449	-30.3%	-24.1%
Adjusted EBITDA margin*	43.7 %	50.2 %		
Adjusted EBIT*	200	336	-40.3%	-34.9%
Adjusted EBIT margin*	28.0 %	37.5 %		
Financial results	-183	-215	14.9%	7.3%
Equity-accounted affiliates	123	-33	n.s.	n.s.
Profit before tax	140	88	60.3%	74.6%
Corporate income tax	-15	-37	59.7%	56.1%
Net Income	125	50	148.8%	170.9%
Contribution to Ferrovial equity accounted result (EUR million)	25	13	98.8%	-109.6%

IRB Infrastructure Trust (Private InvIT)

(EUR million)	FY 25	FY 24	VAR.	LfL growth*
Revenue	653	243	168.1%	192.0%
Adjusted EBITDA*	283	114	148.6%	170.8%
Adjusted EBITDA margin*	43.3 %	46.7 %		
Adjusted EBIT*	211	73	188.3%	214.0%
Adjusted EBIT margin*	32.3 %	30.0 %		
Financial results	-245	-114	-115.4%	134.6%
Profit before tax	-128	-41	-214.8%	-8.4%
Corporate income tax	102	6	n.s.	-30.3%
Net Income	-26	-35	25.5%	-4.6%
Contribution to Ferrovial equity accounted result (EUR million)	-6	-8	25.5%	-4.6%

IRB Infrastructure Trust: 2024 figures reflect only six months of activity following the acquisition.

50_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

AIRPORTS

DALAMAN

(EUR million)	FY 25	FY 24	VAR.
Revenue	85	82	3.6%
Adjusted EBITDA*	66	64	2.5%
Adjusted EBITDA margin*	77.5%	78.4%	
Depreciation & impairments	-23	-22	-3.8%
Adjusted EBIT*	43	42	1.8%
Adjusted EBIT margin*	50.8%	51.8%	
Financial results	-30	-25	-21.1%
Profit before tax	13	17	-26.3%
Corporate income tax	-25	42	-160.3%
Net income	-12	59	-120.9%
Contribution to Ferrovial**	-7	35	-120.9%

***Globally consolidated asset, contribution to net profit (EUR million). 60.0% stake*

Appendix V – Exchange rate movements

Exchange rates expressed in units of currency per Euro, with negative variations representing euro depreciation and positive variations euro appreciation.

	LAST EXCHANGE RATE (BALANCE SHEET)	CHANGE 2025/2024	AVERAGE EXCHANGE RATE (P&L)	CHANGE 2025/2024
GBP	0.8724	5.5%	0.8569	1.2%
US Dollar	1.1736	13.4%	1.1307	4.5%
Canadian Dollar	1.6100	8.1%	1.5787	6.5%
Polish Zloty	4.2194	-1.4%	4.2394	-1.5%
Australian Dollar	1.7590	5.1%	1.7524	6.8%
Indian Rupee	105.4919	18.3%	98.5983	8.9%



INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_51

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 52_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT Da la m an A irp or t, Tu rk ey

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

STATEMENT OF CONSOLIDATED NON-FINANCIAL AND SUSTAINABILITY INFORMATION

ESRS 2 GENERAL INFORMATION [55]
ENVIRONMENTAL INFORMATION [83]
SUSTAINABLE FINANCING, DRIVING THE BUSINESS MODEL TOWARD A TAXONOMY PORTFOLIO [83]
ESRS E1 CLIMATE CHANGE [95]
ESRS E3 WATER AND MARINE RESOURCES [108]
ESRS E4 BIODIVERSITY AND ECOSYSTEMS [113]
ESRS E5 RESOURCE USE AND CIRCULAR ECONOMY [126]
SOCIAL INFORMATION
ESRS S1 OWN WORKFORCE [132]
ESRS S2 WORKERS IN THE VALUE CHAIN [150]
ESRS S3 AFFECTED COMMUNITIES [157]
GOVERNANCE INFORMATION
ESRS G1 BUSINESS CONDUCT [165]
ENTITY-SPECIFIC
CYBERSECURITY AND DATA PROCESSING [174]
INNOVATION, DIGITALIZATION AND TECHNOLOGY [178]
ANNEX: ESRS CONTENT INDEX [183]
ANNEX: SPANISH LAW 11/2018 [186]

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 54_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT No rt h Ta rr an tt E xp re ss H ig hw ay . T ex as , U .S .

ESRS 2 General information GROUP DESCRIPTION Ferrovial was founded as a construction group focusing on railway infrastructure and later expanded its business into other activities including, among others, highways, airport management, and energy. The Company has been active internationally for over 40 years and operates across five core geographic markets comprising Spain, the United States, Canada, Poland, and India, with over 22,609 employees1 and 9,627 million euros in revenues (see note 2.1 Operating Income of the Consolidated Annual Accounts for further information). Over time, the Company has developed into a global infrastructure group in terms of managed investment with operations in a range of sectors including development, construction, and operation of highways and airports. Since its inception, the Company has invested in diversifying its business and expanding internationally. Ferrovial’s experience in, and portfolio of infrastructure assets has enabled the Company to develop specialized knowledge in the field of urban congestion management that it believes differentiates Ferrovial from its competitors. This distinctive knowledge is particularly advantageous in connection with Managed Lanes projects (i.e., the development of highways with dynamic pricing schemes, where users pay variable rates depending on congestion levels at any given time). The Company currently carries out its activities through the following four operating divisions, or lines of business, which also correspond to its reporting segments (the “Business units”): Ferrovial's business units 2 Highways Highways has a distinctive infra-asset base that focuses on developing congestion relief solutions, particularly in the US and Canada through dynamic pricing schemes (Managed Lanes, “ML”). The business will continue to develop MLs and highways in US, as well as strengthening its solid project pipeline and pursuing selected projects in other countries such as India (i.e., the IRB partnership). Airports With more than 25 years of experience, Airport’s value proposition is based on facilitating air transport growth to improve people’s connectivity as air-traffic increases. The business unit will focus on terminal-related opportunities in the US, airport expansion projects in Europe, and other growth opportunities where Ferrovial’s capabilities represent an advantage. Energy This division focuses on developing projects for the energy transition, including transmission lines and renewable projects in selected markets. Construction Construction is key to supporting other divisions on complex infrastructure projects with end-to-end technical, engineering and production capabilities. The business unit has strong local bases in Texas, Spain and Poland that support other geographies and manage risks from bidding and design to project delivery. The Company generally uses the “Other” category to reflect those results of companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, as well as the new business line Ferrovial Digital Infrastructure (created in 2024 with the aim of identifying investment opportunities to develop high-value projects in the data center market), and some minor subsidiaries, including the mobility business and remaining services businesses, (i.e. the waste management plants in the United Kingdom). 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_55 1 Number of employees by geographical area is disclosed in the S1-6. 2 Ferrovial confirms that it is not engaged in any of the following activities: the production of chemicals listed in Division 20.2 of Annex I to Regulation (EC) No. 1893/2006; the manufacture of controversial weapons, such as anti-personnel mines, cluster munitions, chemical weapons, and biological weapons; or the cultivation and production of tobacco. Similarly, the Company confirms that it does not produce, offer, or exploit products or services that are prohibited in any of the markets in which it operates.

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

VALUE CHAIN

Ferrovial operates under a B2B model and it has a key role within the construction sector. The Company's value chain and the main players with which it interacts are described below:

UPSTREAM VALUE CHAIN	DOWNSTREAM VALUE CHAIN
• Supply chain partners • Contractors • Subcontractors	• Collaborations: Partners with whom Ferrovial develops joint projects, ensuring efficient and responsible management. • Customers: Application of corporate policies that promote sustainability and social responsibility. • End users: Although they do not interact directly with the Company, they benefit from the quality, safety, and sustainability standards implemented in the managed infrastructures.
MAIN TYPES OF SUPPLIERS	**MAIN TYPES OF CUSTOMERS/USERS**
Purchasing: All suppliers operate pursuant to corporate policies aligned with sustainability standards. In addition, 94.8% of purchases are from local suppliers and a majority are made in developed markets such as the United States, Canada, the United Kingdom, Poland, and Spain, thus ensuring both quality and regulatory compliance. The main types of suppliers are classified according to a number of criteria such as their nature, family, group, and activity.	• **Governments and public authorities:** Ferrovial collaborates with local, regional, and national governments on various infrastructure projects, such as roads, toll highways, bridges, tunnels, airports, and urban development works. • **Airlines and airport authorities.** • **Energy and infrastructure companies:** Ferrovial works with large companies in the energy and infrastructure sectors. • **Private companies:** Ferrovial also collaborates with private sector companies on construction, urban development, and facility management projects, such as telecommunications and technology companies for the development of specific infrastructure, and industrial companies that require construction and maintenance services. • **International organizations:** In addition to Spanish clients, Ferrovial also collaborates with several international organizations on large-scale projects in countries such as the United States, Canada, and other European and Latin American countries. • **Infrastructure end users**: Individuals and organizations that pay for the use of the infrastructure assets developed, operated, and maintained by Ferrovial, such as roads, airports, and urban infrastructure.
INPUT RECEIVED TO CARRY OUT OPERATIONS	**PRODUCTS AND SERVICES OFFERED BY FERROVIAL**
The main materials purchased, based on the volume of purchases, fall within the Construction Division, given the significant percentage that this division's purchases represent compared to the rest: • Asphalt bitumen • Concrete • Corrugated steel • Aggregates • Cement • Asphalt agglomerate	• Execution: Includes construction projects in which subcontractors comply with corporate policies, particularly regarding occupational health and safety. • Operations: Activities at airports and highways managed by Ferrovial also follow consistent safety and welfare indicators. • Ferrovial's integrated platform enables the Company to develop and operate innovative, efficient, and sustainable infrastructure projects with high value creation for stakeholders. This makes the Company one of North America's leading road and airport infrastructure companies, supported by best-in-class capabilities integrated within its strategy. Main benefits generated by the Company for its stakeholders across its 4 business units: • Highways has a distinctive infra-asset base that focuses on developing congestion relief solutions. • Airports' value proposition is based on facilitating air transport growth to improve people's connectivity as air-traffic increases. • Energy is focused on developing projects for the energy transition, including transmission lines and renewable projects. • Construction is key in supporting other divisions on complex infrastructure projects with end-to-end technical, engineering and production capabilities. In 2024, Ferrovial created the Digital Infrastructure division, which targets investments in the high-growth data center market, building on a decade of construction of successful projects for industry leaders.

56_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

To address and reduce the impact of potential disruptions in the supply chain, the Company implements strict preventive and management measures, including constant monitoring of critical suppliers. This monitoring allows for the early identification of any risks that may threaten supply and facilitates timely decision-making. Likewise, an analysis of alternatives is carried out for each strategic supplier, thereby ensuring the existence of backup options in the event of unforeseen circumstances and strengthening the resilience of the supply chain. All these actions, taken together, provide a swift and effective response to disruptions, contributing to operational continuity and protecting the interests of the Company. This model allows Ferrovial to maintain a high degree of control and compliance across all phases of its activity, in accordance with the highest standards of sustainability and corporate responsibility, although some processes depend on third parties. BUSINESS STRATEGY Ferrovial is devoted to the development and operation of innovative, efficient and sustainable infrastructure that creates value for its stakeholders. The Company’s global integrated business model oversees the entire lifecycle of a project, from conceptualization to design, and including the funding, construction, and operation of critical infrastructure such as highways and airports. Ferrovial’s strategy is built on four key pillars: • People: ensuring the highest standards for health and safety in its operations and implementing innovative technologies to prevent accidents involving users and employees. Ferrovial will continue to attract, develop and deploy the best talent for each position, foster diversity, and actively manage employee engagement. • Sustainable growth: developing infrastructure projects with high concessional value in Ferrovial’s core markets, rotating mature assets to realize the value of investments, funding future opportunities, and ensuring maximum return to shareholders. • Operational excellence: optimizing cash generation while maintaining the highest level of operating performance, while improving efficiency, reinforcing risk management, strengthening financial discipline and keeping sustainability at the core. • Innovation: supporting Ferrovial’s core business, accelerating its digital transformation, fostering an appropriate innovation and cybersecurity culture and embedding AI within core processes. RISK MANAGEMENT AND CONTROL Risk management is an essential pillar of business management practices, aimed at ensuring the achievement of strategic objectives. It is a shared responsibility among all Ferrovial members, from the Board of Directors to every employee. The Board of Directors has defined and adopted a Risk Control and Management Policy, in line with the COSO ERM and the ‘Three Lines Model’ as international reference standards. Its purpose is to provide Ferrovial employees with a general framework for controlling and managing risks of any nature, including strategic, financial and sustainability reporting, operational and compliance risks, that they may face in fulfilling business objectives and Ferrovial’s overall strategy. It is reviewed and updated at least once every three years; the latest update having taken place in 2025. The Risk Control and Management Policy is complemented by other corporate policies and internal regulations and is implemented through Ferrovial's Risk Management Procedure (FRM), as well as procedures related to specific risk domains (risk areas or activities) aligned with COSO ERM global methodology. The objective is to prioritize and allocate Ferrovial’s resources correctly, identifying risks (including ESG risks - CSRD and entity-specific topics), with the greatest impact and deviation from the defined appetite. Furthermore, the identification and assessment of emerging risks are carried out annually and are a fundamental part of the function’s forward- looking vision. This process involves multidisciplinary teams within the Ferrovial Group and is complemented by information from external sources such as Gartner, World Economic Forum or the CRO Forum. RISK APPETITE The Board of Directors sets the risk appetite Ferrovial is willing to assume in achieving its strategic objectives, including both qualitative statements of appetite and quantified tracking metrics. This process involves Senior Management, which, after analysing potential impacts on the strategic plan, proposes revisions to existing metrics and the inclusion of new ones to facilitate organizational alignment. Risk appetite is a key element of risk management, being part of the Risk Control and Management Policy, and was reassessed in 2025. Ferrovial has defined a risk appetite scale ranging from aversion to a high willingness to assume risks. For the main critical areas - Regulatory Compliance, Growth, Operational Performance, Financial Management, Environment, and Health and Safety – qualitative statements have been defined to reflect the level of risk accepted within the framework of strategic objectives. Additionally, specific metrics have been incorporated for the most relevant factors, allowing appetite to be quantified and monitored. Compliance with the approved appetite is monitored and periodically reported to the Audit and Control Committee, which in turn reports to the Board. The goal is to align the Company using appetite as a management and decision-making tool. As a result, risk appetite is fully embedded across the risk management system, the Company’s strategy, and the Double Materiality Matrix. Scope and components of the system 1. Risk Control and Management Policy: Approved by the Board of Directors, the policy establishes a general framework for risk management, including those risks related to sustainability, and defines the risk appetite the Company is willing to assume in achieving its strategic objectives. 2. Governance: a. The Board of Directors is responsible for establishing the level of risk the Company is willing to assume in the course of its activities (Ferrovial’s risk appetite), as well as for designing, implementing, and maintaining appropriate internal risk management and control systems that enable the achievement of its strategic objectives. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_57

b. The Audit and Control Committee assists the Board of Directors in fulfilling its responsibilities. Among its functions is supervising and evaluating effectiveness of Ferrovial Group's risk management and control systems, which include strategic, financial and sustainability reporting, operational, and compliance risks. c. The Chief Executive Officer and members of the Management Committee are responsible for implementing the Policy throughout the Group. d. Enterprise Risks reports directly to the Audit and Control Committee of the Board of Directors. It is independent of business lines and is responsible for developing the risk management process (FRM). Additionally, it reports quarterly to the Management Committee, semi- annually to the Audit and Control Committee, and at least annually to the Board of Directors. e. Aligned with the ‘Three Lines Model’: i. The first line includes all business managers, responsible for identifying and managing risks associated with achieving objectives in their area of activity. ii. The second line, composed of certain divisional and corporate departments, including Enterprise Risks, is responsible for establishing policies and strategies regarding their specific risks and overseeing them across the organization. iii. Internal Audit acts as an independent third line, providing assurance to senior management and the Audit and Control Committee on the proper functioning of the Risk Management and Control System. Risk assessment methodology The Risk Management process, defined in FRM, includes the identification, valuation, management, monitoring, control, and reporting of risks within the Ferrovial Group. Identification and assessment are carried out twice a year and involve all business divisions and geographic areas of the Group. The approach is bottom-up, starting at the project level and ascending through Ferrovial’s hierarchical structure via validation exercises up to the Management Committee. Using corporate scales, inherent risk—prior to specific control measures applied to mitigate risk—and residual risk— considering specific control measures—are assessed, analyzing in both cases the likelihood of occurrence and potential impact on the Ferrovial Group through two different dimensions: economic and reputational. Main risks identified and mitigation strategies 1. Climate risks: • Identification: Ferrovial is exposed to risks arising from climate change. On one hand, there are physical risks, such as extreme weather events, which can affect infrastructure. In addition, there are transition risks, such as global trends aimed at reducing the causes and consequences of climate change, which may lead to economic effects (such as increased raw material costs), as well as regulatory, technological, and/or reputational impacts. • Mitigation: Use of the ADAPTARE methodology based on IPCC projections to assess climate impacts, as well as the proposal and implementation of adaptation measures to mitigate climate risks. 2. Strategic risks: • Identification: Design, construction, and operation of projects, availability of value-generating projects, geopolitical instability, and regulatory complexity. • Mitigation: Analysis of new markets, review of risk profiles by project type, protective contractual clauses, transfer of certain risks to the insurance market, introduction of price review mechanisms in contracts, early supply planning and monitoring market trends, and development of the internal control process compliant with the U.S. SOX legislation. 3. Operational risks: • Identification: Risks associated with cyberthreats, Health and Safety, and challenges related to talent retention and attraction. • Mitigation: Implementation of cybersecurity and IT security control systems and models, development of occupational health and safety models and strategies, and implementation of talent identification and development plans within the organization, strengthening local talent attraction and defining specific plans for key personnel. 4. Ethical and compliance risks: • Identification: Risks arising from non-compliance with ethical and integrity policies, with potential legal and reputational consequences. • Mitigation: Compliance program aimed at preventing acts contrary to ethics and integrity, following DOJ guidelines, certified criminal compliance and anti-bribery management system (UNE-ISO 19601 and ISO 37001), training and communication plan to promote an ethical culture and prevent corruption. Related controls and monitoring For all risks exceeding a certain threshold on the scale, the process requires action plan identification and implementation. Additionally, during 2025, a risk alert system was developed through Key Risk Indicators (KRIs) for all risks (including ESG risks) with critical or high impact. Enterprise Risks periodically monitors this information, reporting quarterly to the Management Committee and twice a year to the Audit and Control Committee. The risk management process is periodically reviewed with the aim of continuous improvement. During 2025, Ferrovial launched a project to update the FRM model, including the implementation of a new GRC (Governance, Risk, and Compliance) system, which will be operational in 2026 and will further develop the valuation, control, monitoring and management of Ferrovial’s risk system. Furthermore, the GRC will serve as a unified platform for other areas that manage or oversee specific risks; where applicable, these domains will be integrated with the FRM. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 58_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Sustainability reports

The sustainability area provides regular reporting to the Board of Directors on the progress of the sustainability strategy and the achievement of objectives, ensuring that sustainability is an integral part of risk management and internal controls.

Ferrovial regularly monitors its regulatory, strategic, operational, and financial risks, both from a business perspective and in relation to governance, environmental management, and social issues. These risks are assessed and the most relevant ones are reported to the Audit and Control Committee.

The company policies for each ESRS standard are presented below:

ESRS Category	ESRS Standard	Corporate Policies /Strategies	Additional Environmental & Quality Policies		
Environmental	**ESRS E1:** Climate change	2030 Climate Strategy	Quality and Environment Policy		Sustainability Policy
	ESRS E3: Water and marine resources	Water Policy			
	ESRS E4: Biodiversity and ecosystems	Biodiversity Policy			
	ESRS E5: Resource use and circular economy	Circular Economy Plan			
Social	**ESRS S1:** Own workforce	Flexibility and Work-Life Balance Policy	Global Anti-Harassment and Anti-Discrimination Policy	Belonging and Inclusion Policy	
		Health and Safety Policy			
		Work Disconnection Policy			
		Compensation Policy			
		Human Rights Policy			
	ESRS S2: Workers in the value chain	Suppliers' Code of Ethics			
	ESRS S3: Affected communities				
Governance	**ESRS G1:** Business conduct	Risk Control and Management Policy			
		Anti-Corruption Policy			
		Competition Policy			
		Compliance Policy			
		Ethics channel and management of inquiries, reports, and complaints			
		Global Purchasing Policy			
		Suppliers' Code of Ethics			
		Stakeholder engagement policy			
		Code of Ethics and Business Conduct			
		Cybersecurity Policy			
		Clawback Policy			
		Insider Trading Compliance Policy and Procedures			
		Fair Disclosure Policy			
		Director Compensation Policy			
		Share Ownership Policy			
		Innovation Policy			
		Ferrovial Construction Innovation Policy			

The Group's sustainability strategy aims to take advantage of environmental, social, and governance opportunities and to manage and mitigate risks, as well as to minimize the negative impacts of Ferrovial's activities. The strategy therefore considers lines of action, objectives, and measures that enable the implementation of these practices from the strategic level down to operational management.

The design of each of the Group's strategic sustainability plans takes into account impacts, risks, and opportunities, in addition to confirming their suitability after each Double Materiality update.

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_59

If issues arise in subsequent years relating to sustainability information, double materiality, or internal controls over non-financial information, they will be submitted to the Audit and Control Committee within the scope of its responsibilities. RISK MANAGEMENT AND INTERNAL CONTROLS IN THE DISCLOSURE OF SUSTAINABILITY INFORMATION Ferrovial has developed a robust risk management and internal control system to ensure the transparency, reliability, and accuracy of sustainability information. This system is designed to address both financial and non-financial risks, complying with the most stringent sustainability standards and fostering stakeholder confidence. Regarding the Taxonomy assessment, the Sustainability Department, together with the Finance Department and the Quality and Environment functions of the businesses, perform internal controls to ensure that contracts are analyzed correctly. The Finance Department is responsible for ensuring the appropriate definition of the scope. An analysis is carried out of all active contracts within the scope of the Group. For these purposes, active contracts are defined as those with associated revenues or CapEx in the financial year. The analysis is performed on a third-quarter sample, carried out on the lowest control unit, which is the CEBE. The Sustainability Department records the eligibility of each contract, and the business units review the information and adjust it according to their needs. This exercise is performed at the end of the first half of the year and again at the end of the third quarter. The alignment exercise is carried out by the site managers or contract managers. The Quality and Environment Departments of each business unit review the alignment information, and then the relevant responsible department reviews the recorded information. To support this process, the Company has developed a dedicated IT application to facilitate the analysis. SUSTAINABILITY MANAGEMENT Sustainability Policy The Sustainability Policy, accessible through the Company's website, is inspired by internationally accepted agreements and resolutions and seeks to create value to the business and its stakeholders. This Policy, which applies to all Group companies and is approved and supervised by the Board of Directors, together with the Sustainability Strategy and the monitoring of implemented initiatives, establishes Ferrovial's core values and the principles applied within the Company in environmental, social, and corporate governance matters. The principles and values of the Sustainability Policy underpin the rest of the Company's existing policies with sustainability implications, ensuring that these principles are complied with across the companies in which the Group holds interests. Both the Sustainability Policy and the Sustainability Strategy provide an integrated and consistent framework, guaranteeing the coordinated deployment of the different areas of action. Sustainability Strategy Infrastructure is a cornerstone of progress, enabling the development of people and communities. For more than 70 years, Ferrovial has been designing, building, financing and operating infrastructure that connects people and meets the needs of an interconnected world in constant movement, creating value for all its stakeholders. Ferrovial embeds sustainability into daily business to enhance productivity, operational efficiency and excellence, while reducing costs, aiding compliance and mitigating risks. This strategy also enhances the positive impact of its infrastructure, promoting economic development, encouraging community participation in each project, and reinforcing its ability to attract and retain talent. It strengthens its relationship with customers and public administrations and helps to facilitate compliance with essential requirements, audits, and qualifications — thereby supporting the basis on which Ferrovial operates in the communities where it is present. Sustainability also expands its financing opportunities through access to alternative instruments, including green and sustainable financing frameworks. All of this drives its dedicated response to the expectations of its shareholders and the investment community, as well as the demands of analysts and indices specialized in ESG criteria. This strategy is overseen at the highest level in the company. At least once a year, the Sustainability Department reports to the Board of Directors on its progress towards the fulfillment of the Sustainability Strategy objectives. Moreover, the Management Committee reviews progress every four months, ensuring that sustainability issues are continuously monitored throughout the year. Ferrovial has a Sustainability Steering Committee, chaired by the Sustainability Director and composed of representatives from the company’s business units and key corporate functions that are each responsible for deploying sustainability programs and overseeing performance across their areas. The principles and values, set forth in its Sustainability Policy, underpin the enterprise approach and commitments. Both the Sustainability Policy and the Sustainability Strategy are integrated and enable cohesive action. This sustainability strategy threads throughout its businesses along three fundamental areas: environment, people and governance, all of them focused on creating positive impacts. • Respect: Ferrovial strives to minimize its environmental footprint by using resources efficiently, lowering carbon emissions, reducing water use, and limiting waste through operational excellence. The Company also evaluates severe climate risks to enhance the resilience of its assets in the long term. Beyond risk management, environmental challenges can open new business opportunities, giving the Company the potential to innovate and deliver solutions that support resource efficiency and competitiveness. • People: Ferrovial develops infrastructure to help communities grow and thrive. The Company engages local communities to create shared value and mutual success. It invests in employees’ growth and well-being by prioritizing health and safety and fostering a culture of belonging, which the Company believes improves talent attraction and retention and strengthens competitiveness. • Right: Ferrovial manages its business committed to the values of respect, collaboration, excellence, innovation, and integrity, adhering to local regulations and respecting human rights. By consistently addressing its customers’ needs, it aims to be a reliable long-term partner. The Company innovates to enhance competitiveness, drive progress, and help to deliver sustainable value to its stakeholders. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 60_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

In summary, Ferrovial's Sustainability Strategy assists the company in creating value for its business, the communities where it operates and its stakeholders:

FERROVIAL'S COMMITMENTS TO SUSTAINABILITY	
RESPECT	1. Reduce the environmental footprint. 2. Adapt infrastructures to the consequences of climate change. 3. Find business opportunities in environmental solutions.
PEOPLE	1. Economic growth through its infrastructure projects. 2. Advance health, safety and wellbeing. 3. Develop and retain talent.
RIGHT	1. Manage the business with integrity, adhering to local regulations. 2. Solve customer needs and be a reliable long-term partner 3. Foster innovation to enhance competitiveness.

The Sustainability Strategy has a set of key performance indicators that are used to assess progress and the level of implementation of the strategy, as well as the degree to which the objectives set have been achieved. The results obtained in 2025 and the deadline set for each objective are as follows:

	RESULT INDICATORS	2024 RESULTS	2025 RESULTS	TARGET	HORIZON
E	1. GHG emissions: Scope 1&2 absolute emissions (tCO_2)	-35.7%	-45.6%	42% (vs. 2020)	2030
E	2. GHG emissions: Scope 3 absolute emissions (tCO_2)*	-19.8%	-17.5%	25% (vs. 2020)	2030
E	3. Renewable electricity consumption	72.8%	100.0%	100%	Annual (from 2025)
E	4. Operational efficiency: annual valorization of Construction & Demolition waste	74.9%	76.2%	>70%	Annual
E	5. Water consumption (Business Water Index Reduction)	-22.4%	-25.1%	20% (vs. 2017)	2030
S	6. H&S: Serious injury and fatality frequency rate (incl. subcontractors: [Number x 1M] / Hours worked)	-26.0%	-17.8%	-31.8% (vs. 2022)	2026
S	7. Road safety (fewer crashes compared to an alternative or similar network)	-50.2%	-53.5%	-30%	Annual
S	8. Congestion relief: Monetized annual time savings of the Managed Lanes vs the General-Purpose Lanes in the Workday Peak	28.0%	62.0%	50% (vs. 2022)	2030
G	9. Digitalization & innovation: portfolio that contributes directly and indirectly to improve ESG (% of investment over total portfolio)	34.0%	33.7%	60%	2027

** Scope 3: Including purchased and transport of goods and services; waste generated in operations and fuel and energy.*

Presence in the main sustainability indices

Ferrovial undergoes periodic evaluations by analysts who take into account the Company's ESG performance. In 2025, the Company was included in the main sustainability indices:

- Dow Jones Best-in-Class Index, compiled by S&P Global: Ferrovial achieved a score of 83/100, marking an improvement of +2 points compared to 2024.
- FTSE4Good: the Company has been included in the index for the 22nd consecutive year.
- CDP: 16th consecutive year on CDP Climate Change A List.
- MSCI: "A" Rating.
- Morningstar Sustainalytics: Ferrovial received an ESG Risk Rating of 17.8, being assessed by Sustainalytics as a low- risk company with respect to potential material financial impacts from ESG factors, compared to medium risk in 2024.
- ISS ESG: ISS ESG Corporate Rating: C+ (Prime status). ISS Governance QualityScore: Governance: 2 - E&S: 1 (the lowest risk category).
- ECOVADIS: Renewal of the prestigious international platform.

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1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

INTERACTION WITH STAKEHOLDERS

Ferrovial actively incorporates the interests and opinions of its stakeholders into its corporate strategy and business model. This approach ensures alignment with stakeholder expectations, strengthens mutual trust, and promotes a sustainable impact on the communities and markets in which it operates.

The Company has identified its main stakeholders, who play a key role in the execution of its business and sustainability strategy, and who are described below:

- **Customers /users:** Companies, organizations and users of Ferrovial's infrastructures that demand innovative and sustainable solutions for their infrastructure needs.
- **Employees:** Human talent is essential to projects and organizational culture.
- **Suppliers:** Key allies in the supply chain, ensuring sustainable materials and services.
- **Shareholders:** Investors interested in financial results and sustainability commitments.
- **Local communities:** Beneficiaries of infrastructure projects, whose well-being and development are priorities.
- **Governments and regulators:** Authorities responsible for establishing and overseeing the regulatory frameworks applicable to operations.

Ferrovial therefore prioritizes clear, accessible, and continuous communication with all stakeholders, including relevant financial, social, and environmental matters, based on the conviction that transparency in objectives, progress, and results strengthen trust and fosters collaboration. To this end, the Company is committed to using digital tools to facilitate two-way dialogue that allows stakeholders to actively participate in strategic decision-making, while regular consultations, surveys, and meetings ensure that their needs and expectations are understood.

The following section outlines the established communication channels, the purpose of communication, and the internal managers responsible for each of the Company's stakeholder groups:

	PURPOSE OF COMMUNICATION	COMMUNICATION CHANNELS	RESPONSIBLE PARTY
Customers / users	To ensure that customer concerns and expectations are identified through open channels of communication.	Specific mailbox, corporate website, in person and virtual meetings.	Business units
Employees	To foster employee commitment and pride of belonging, contributing to the attraction and retention of talent.	• Intranet: Myforum • Newsletters • Email • Internal magazine: Inforvial • Internal social network: We Are Ferrovial • Screens at headquarters • Offline channels: Posters, vinyl banners, roll-ups • Internal events	Communications Department (internal communications management)
Suppliers	To contribute to the success of the business by fostering a transparent, efficient and responsible relationship between the Company and its suppliers, supporting its monitoring and performance. To ensure compliance with regulations, adherence to established standards, and alignment with organizational objectives.	• Email • Meetings: presential and online • BuildAdvisor • Ethics Channel • Phone Line • Training • Policies and Procedures • Orders and contracts • Events	• Procurement Department • Project Managers • Compliance • Sustainability Department • Health & Safety Department • Quality Department
Shareholders	To maintain an active and open dialogue with shareholders, sell-side analysts, and investors to ensure transparency and foster long-term trust. To provide timely, accurate, and financial and strategic information that reflects the Company's performance, vision, and priorities. This approach does not only ensure compliance with regulatory requirements but also supports fair market valuation, strengthens corporate reputation, and enhances investor confidence.	Specific mailbox, corporate website, investors conferences, webcast platforms, in person and virtual meetings, and roadshows.	Investor Relations Department

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1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Local communities	To understand the needs of communities and tailor activities to maximize positive impacts and reduce negative impacts.	Specific mailboxes, signage, construction site booths, meetings, among others.	There is a designated person at each construction site or asset responsible for promoting dialogue with local communities.
Governments and regulators	To communicate the Company's concerns or position on institutional and regulatory issues.	Responses to public consultations by the authorities, as well as participation in industry associations, and in person and virtual meetings.	Business units and Corporate Departments.

Ferrovial embeds sustainability into daily business to enhance productivity, operational efficiency and excellence, while reducing costs, aiding compliance and mitigating risks. This strategy threads throughout its businesses along three fundamental areas: environment, people and governance, all of them focused on creating positive impacts.

This plan includes measures that will be implemented in the coming years and covers the Company's entire value chain. These initiatives are expected to strengthen stakeholder confidence and improve the Company's market perception. By proactively addressing regulatory changes and social demands, Ferrovial aims to consolidate its reputation and strengthen its competitive position in the sector.

Ferrovial's strategy and business model are reviewed periodically to incorporate feedback and adjust to market and societal trends. This dynamic approach ensures the relevance and sustainability of operations.

Sustainability oversight is integrated into Ferrovial's corporate governance structure. The Audit and Risk Committee is responsible for monitoring ESG risks and ensuring their alignment with the Company's strategy. In addition, the Sustainability Committee, chaired by the Sustainability Director and composed of representatives from different business areas, acts as a liaison between operations and senior management. This committee reports regularly on progress and results in sustainability matters, proposes strategic actions to the Management Committee, and ensures that corporate decisions reflect the interests and expectations of stakeholders. In addition, the Board of Directors, through its Audit and Control Committee, is informed annually of the results of the double materiality analysis that includes the consultation process to several internal and external stakeholders.

Each year, the Chairman of the Sustainability Committee submits a report to the Board of Directors, ensuring that the governing bodies are informed about sustainability challenges and opportunities. Through these monitoring mechanisms, Ferrovial ensures informed decision-making and the effective integration of sustainability into its business model.

STAKEHOLDER INTERESTS AND OPINIONS ON HEALTH AND SAFETY

In 2025, following the 2024 results and at the request of the Board of Directors, a survey on the existing Health, Safety and Wellbeing (HSW hereafter) culture at Ferrovial was launched among all employees and contractor personnel. A total of 27,857 responses were received, indicating that the prevailing culture at Ferrovial is primarily compliance-based. As a result, Ferrovial is transforming the way Ferrovial approaches HSW. For many years, its efforts focused on compliance: following rules, following procedures, and ensuring that protocols were applied. While this foundation is essential, the world in which the Company operates today demands more. It demands greater resilience, which represents exactly where Ferrovial wants to be.

STAKEHOLDER INTERESTS AND OPINIONS ON CYBERSECURITY

During 2025, Ferrovial continued to strengthen its cybersecurity culture with a people-centered approach. Phishing drills are conducted on a biweekly basis, complemented by smishing, QRishing, and vishing exercises.

User response improved significantly, both in terms of threat detection and reporting of suspicious messages. In fact, there was an increase in the percentage of emails reported as suspicious during phishing exercises compared to the previous year.

In 2025, user behavior remained stable, both in terms of risk level and predisposition to fall prey to these types of threats.

Users can check their risk level, calculated based on their daily actions and their behavior in phishing drills and training activities. This feedback allows them to understand their current performance, and to improve their ability to detect and manage threats and encourages them to voluntarily participate in new training activities to improve their personal score.[3]

After each simulation, the individual risk of falling victim to these attacks is assessed, and based on the results, the following training, awareness, and coaching cycles are tailored to the specific needs identified.

Among the training activities promoted this year the series "The Inside Man" and "Reality Bytes" were included, whose episodes were distributed weekly to the entire workforce. Each episode offers practical recommendations for protecting against cybersecurity threats such as social engineering, phishing, and cyberattacks.

Ferrovial also delivers specific training for different groups with specially selected content. This includes training in Secure Application Development for developers and digital product architects, and a course on Industrial Control Systems Security for personnel involved in Operational Technologies (OT).

In 2025, the biannual Congratulations/Reinforcement campaigns continued, recognizing employees who demonstrated strong engagement with the awareness activities promoted by the Cybersecurity Department and supporting the most vulnerable users with additional educational resources.

In 2025, Ferrovial implemented for the first time an automated process to assign specific training on cybersecurity threats to users who have been involved in potential incidents. This personalized training addresses risks such as account compromise, ransomware, social engineering, and unauthorized access to information, among other threats. The main objective of this initiative is to reinforce the knowledge of affected users and contribute to the prevention of similar situations in the future, by aligning the training response with the needs detected in each case.

Legal, regulatory, and contractual compliance

The Cybersecurity Department includes the Cybersecurity Compliance function, which is responsible for translating the requirements applicable to the Company in the course of its business activities into the various cybersecurity models and processes. The process of identifying applicable regulations is

[3] KnowBe4 doesn´t include Budimex users as Budimex manages its own awareness campaigns and cyberculture activities.

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carried out with the support of the Legal and Compliance Departments, both of which belong to Ferrovial's General Secretariat, with a view to the main geographical areas in which it operates. The most relevant regulations covered by the cybersecurity models and processes include: (I) Data Protection (EU GDPR and LOPDGDD), (II) Sarbanes- Oxley Act (SOX), (III) SEC Rules on Cybersecurity, (IV) TX-Ramp, (V) SWIFT (Society for Worldwide Interbank Financial Telecommunication) Regulations, (VI) NIS2 Directive, (VII) PCI DSS Regulations, (VIII) Crime Prevention Model included in the Criminal Code, (IX) National Security Scheme (ENS), (X) ISO 27001 Standard, and different local regulations relating to the protection of Essential Services and Critical Infrastructure in the aforementioned geographical areas. It should be noted that throughout 2025, several key cybersecurity processes and controls were incorporated into the SOX compliance model. The Cybersecurity Department ensures compliance with the security requirements defined in the specifications, tenders, and contracts of the different business units. This is due to its active participation in the teams responsible for analyzing and preparing these documents, as well as the fact that, once awarded, these contracts become business assets that must be integrated into Ferrovial's Cybersecurity Model. STAKEHOLDER INTERESTS AND OPINIONS ON INNOVATION Ferrovial's digitalization strategy goes way beyond internal transformation and takes into account the interests of key stakeholders, such as employees, customers, business partners and regulators. The Company ensures that its digital business initiatives (associated with the direct digital transformation of the Highways, Construction, Airports and Energy Divisions) align with the needs of the various stakeholders by improving operational efficiency, enhancing data-driven decision-making and strengthening cybersecurity compliance in response to increasing regulatory demands. The portfolio of initiatives is structured into strategic programs that include business platforms, asset management and digitalization of operations, exploration of new technologies and business lines, optimization of cost control, ESG, growth and development of new businesses, connected works, data solutions, smart highways and design of technical quotation solutions. The Digital Corporation program ensures that corporate support areas such as Finance, Human Resources, Communications, Audit, Legal, Quality, Health and Safety benefit from digital transformation, improving the efficiency and transparency of services. Digital initiatives also align with the expectations of customers and regulatory authorities, particularly in terms of cybersecurity, data management, and regulatory compliance. Additionally, Digital Enablers facilitate collaboration across departments, ensuring that digital transformation supports business needs while maintaining operational resilience. Programs such as Artificial Intelligence and Journey to Cloud are structured to drive cross-functional innovation and deliver digital solutions that meet stakeholder expectations. Ferrovial's Venture Capital and Startup Engagement initiatives also involve the development of strategic agreements with industrial partners and emerging technology companies, ensuring ongoing improvement and alignment with market innovations. The Company also plans to develop new investment theses to grow current businesses and create new business units. Each cross-cutting program or practice has specific objectives: • Artificial Intelligence: Maximize the value of AI and GenAI at Ferrovial, improve employee experience and productivity, identify and explore new early-stage technologies, accelerate the development of technological capabilities and industrialize the application of AI. • Journey to Cloud: Migration of corporate applications and functions to the cloud, reducing reliance on physical platforms such as data centers, and taking advantage of automation, scalability, data integration, and the acceleration of critical processes. This program also includes Ferrovial’s transition plan to SAP S/4HANA, ensuring that core enterprise-resource planning capabilities evolve toward a modern, cloud-ready architecture aligned with industry standards and future operational needs. • Cyber: Ensure compliance with cybersecurity regulations and customer and business unit requirements. Provide cybersecurity coverage for all technological processes, assets, and operations. • Data: Promote data-driven decision-making, systems integration, process automation, and robust data platforms for AI. Develop workforce capabilities around data and analytics and support the development of new digital products. • Compliance: Strengthen adherence to digital-regulation frameworks across all business units, ensuring that Ferrovial’s digital initiatives meet evolving legal and ethical requirements. This includes the Company’s plans to comply with the EU AI Act, incorporating risk-based governance, transparency obligations and lifecycle monitoring of AI systems. Ferrovial is also deploying internal AI guidance and governance policies that establish standards for responsible AI development and use, covering areas such as model validation, data quality, accountability, and human oversight. These measures ensure that innovation evolves in parallel with regulatory expectations while safeguarding users, stakeholders and operational integrity. • Digital Products and Process Automation: Build capabilities and advance business-agnostic technologies for operational efficiency and new revenue streams. Develop user-centric initiatives and lead change management. • IT Operations & Tech: Develop core technology services, IT monitoring and governance. Create development frameworks, update outdated software, and orchestrate system migration to ensure business continuity. In addition, research capacities are reinforced through agreements with leading academic institutions in innovation and digitalization. In the cultural field, the Company promotes internal entrepreneurship initiatives and programs, as well as the pursuit of public funding to complement internal resources in areas such as sustainability. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 64_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

DOUBLE MATERIALITY METHODOLOGY Ferrovial uses a double materiality assessment as a tool to identify and prioritize relevant impacts, risks, and opportunities, including: • The Company's impacts on the environment and society. • Risks and opportunities that may have an impact on the Company’s strategy and financial and operating performance. This process ensures that Ferrovial makes informed decisions, prioritizing risk mitigation to improve the sustainability of its operations and business relationships, while complying with international standards and stakeholder expectations. Ferrovial's double materiality assessment is based on various data sources, applicable sustainability reporting standards (ESRS, GRI, SASB), benchmarks with competitors, and analysis of trends in the media and among investors. Its scope covers all business lines (Energy, Construction, Highways, and Airports) and the main geographical areas (Europe, the Americas, Asia, and Australia), taking into account the entire value chain. Hypotheses are constructed based on historical data, stakeholder consultations, and semi-qualitative assessment models, ensuring a comprehensive view of impacts, risks, and opportunities. Ferrovial follows a structured approach based on EFRAG guidelines to identify, assess, prioritize, and monitor sustainability-related impacts, risks, and opportunities. This process, which integrates both impact materiality and financial materiality, is structured into the phases described below. Identification of impacts, risks, and opportunities (IRO) The assessment was based on Application Requirement (AR) 16 of ESRS 1, which was used as the fundamental basis for carrying out the double materiality analysis, serving as a reference framework for identifying the main issues and, subsequently, the impacts, risks, and opportunities (IRO). This gives the Company the certainty that all the issues covered by the CSRD regulations have been addressed comprehensively. In addition, Ferrovial has developed a comprehensive analysis of the sectoral context, based on: • International ESG standards: GRI, SASB, ESRS, Global Compact, among others. • Legislation: CSRD, Green Deal, EU Taxonomy, Climate Change Act, among other relevant regulations. • Requirements of analysts and investors: Dow Jones Best-in-Class Index, MSCI, Sustainalytics, Blackrock. Internal meetings were also held with corporate and business area teams to identify the most relevant IROs for each topic. The IRO identification process emphasizes the identification and prioritization of activities, business relationships, and geographic areas with the highest risk of adverse impacts. The identification of IROs is integrated with the internal risk management and the due diligence process. These include: • Geographical areas: The assessment focuses on the regions where Ferrovial operates, such as North America, Europe, and other specific areas with significant environmental and social challenges. In Ferrovial's double materiality assessment, for impacts, risks, and opportunities (IRO) related to the environment, different geographies and locations within the same IRO were considered. The methodology applied establishes that the final score assigned always corresponds to the highest severity or likelihood rating obtained within the same sustainability matter. This approach avoids averaging the assessment of IROs, with the aim of preventing the severity of any impact, risk, or opportunity from being diluted. By selecting the maximum value, the analysis ensures that no aspect is underestimated, providing a more robust assessment that is aligned with the reality of the business and its impact. • Activities: The analysis covers both direct operations and the impacts derived from commercial relationships: – Direct operations: The process assesses the environmental and social consequences generated by infrastructure projects, from their design to their execution and maintenance. The impacts related to Ferrovial's main sectors, such as Highways, Airports, Construction, and Energy, have been assessed, taking into account the complexity and specific challenges of each division. – Business relationships: This extends to suppliers and partners, ensuring compliance with sustainability and human rights standards throughout the value chain, with a particular focus on those operating in high-risk sectors or regions. As a result of the process, a list of 67 impacts, 42 risks, and 35 opportunities were identified, considering positive and negative, actual and potential impacts, classified by sustainability matters (environmental, social, and governance), in line with the ESRS and previous materiality exercises. Similarly, the connections between negative impacts and dependencies with the risks and opportunities that may arise have been considered. For example, negative impacts can lead to legal non-compliance, operational risks, and damage to reputation, while dependencies relate to the availability of key resources, such as raw materials, and strategic relationships with business partners. IRO assessment Ferrovial used a methodology to assess impacts, risks, and opportunities, based on EFRAG guidelines and adapted to capture the specific characteristics of IROs. • Impact materiality – Assessed as the product of severity and likelihood. – Regarding negative impacts, severity includes scale, scope and irremediability. Regarding positive impacts, irremediability does not apply. • Financial materiality (risks and opportunities) – Assessed as the product of magnitude and likelihood. – Regarding risks, severity is based on negative effects on the Company or legal non-compliance. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_65

– For opportunities, severity reflects the positive effect on reputation, financial statements, or the value of assets and liabilities. The assessment process was structured using a five-point scale (Critical, Significant, Important, Informative, Minimal) to evaluate the relevance of each topic. IROs classified within the two highest categories were considered material and prioritized accordingly. This framework ensures that the most relevant topics are prioritized and that the assessment complies with the standards established by current regulations, providing a solid and transparent basis for decision-making. When defining the variables used, magnitude, and likelihood were based on Ferrovial's risk map, ensuring alignment between the materiality assessment and risk management. In addition, the interaction between the risk map and the double materiality assessment allows for the incorporation of trends, regulatory changes, and operational challenges. Ferrovial's double materiality process includes consultations with stakeholders to understand how they may be impacted. The Company conducts a double materiality assessment that involves the active participation of employees, local communities, NGOs, investors, customers, suppliers, public administrations, and business partners. These consultations help to identify the areas of greatest impact and risk. IRO management process IROs are integrated into the overall risk management process, which allows the risk profile to be assessed from both a financial and non-financial perspective. This integration guides strategic and operational decisions, maximizing opportunities and mitigating negative impacts. In terms of control and monitoring processes, continuous assessments are carried out to update the risk profile in line with the environment and emerging needs. Ferrovial considers the double materiality assessment process to be a key element influencing the Company's strategy. Accordingly, the process of identifying and assessing IROs allows for the following: • Proactive mitigation: Addressing regulatory, operational, and reputational risks. • Seizing opportunities: Identifying areas for improvement, such as energy efficiency, the circular economy, and climate resilience. • Informed decision-making: Aligning strategic actions with sustainability objectives and stakeholder expectations. Ferrovial uses digital tools and internal processes to ensure continuous monitoring of sustainability-related risks and opportunities. These tools enable: • Monitoring key metrics: Impact on revenue, operating costs, and invested capital. • Periodic control: Review of mitigation measures and real-time adjustments. In addition, the results are reported periodically to the Board of Directors through the Audit and Risk Committee, ensuring adequate and transparent oversight. In 2025, the double materiality assessment methodology remained broadly consistent with that applied in 2024, the last year in which the methodology was modified in depth. Both the methodology and the IRO assessments are reviewed annually to ensure regulatory compliance and that they cover all aspects relevant to the business. In 2026, the methodology is expected to be reviewed again to adapt it as necessary to updates in the relevant regulations. IMPACT ON ITS BUSINESS MODEL, VALUE CHAIN & GOVERNANCE: RESULTS Based on the methodology described above, Ferrovial identified ESG-related impacts, risks, and opportunities associated with its activities. These are described at the beginning of each of the relevant topical chapters detailed below. The Group addresses critical risks and negative impacts related to environmental sustainability, social responsibility, and governance integrity, while promoting positive outcomes and identifying opportunities. The main risks, opportunities and impacts are monitored, and the Company establishes processes and procedures to ensure that action plans are put in place and properly managed, involving the Management Committee in their supervision, in line with corporate strategy. The material risks, impacts and opportunities arising in Ferrovial's activities are the basis for the definition and implementation of the Company's ESG strategy and are closely linked to its business model. The IROs arise from Ferrovial’s B2B model and stem from the construction and asset operation activities it performs for its clients. This strategy is adapted to each of the Group's different lines of business and takes into account its own operations and the value chain, mostly concentrated in its own operations and upstream value chain. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 66_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Below is an overview of the topics and sub-topics disclosed in the sustainability report.

ESRS E1- CLIMATE CHANGE

- **Climate change adaptation**
- **Climate Change mitigation**
- **Energy**

ESRS E3 – WATER AND MARINE RESOURCES

- **Water**
  - Water consumption
  - Water withdrawals
  - Water discharges

ESRS E4 – BIODIVERSITY AND ECOSYSTEMS

- **Direct impact drivers on biodiversity loss**
  - Land-use change, fresh water-use change and sea-use change
  - Other
- **Impacts and dependencies of ecosystem services**

ESRS E5 – RESOURCE INFLOWS, INCLUDING RESOURCE USE

- **Waste**

ESRS G1 – BUSINESS CONDUCT

- **Business conduct**
  - Corporate culture
  - Protection of whistleblowers
  - Management of relationships with suppliers including payment practices
- **Corruption and bribery**
  - Prevention and detection, including training

ENTITY-SPECIFIC

- **Sustainable financing**
- **Cybersecurity and data privacy**
- **Innovation, Digitalization and technology applied to business**

ESRS S1 – OWN WORKFORCE

- **Working conditions**
  - Secure employment
  - Working time
  - Adequate salary
  - Social dialogue
  - Freedom of association, existence of works councils and workers' rights to information, consultation and participation
  - Collective bargaining
  - Work-life balance
  - Health and safety
- **Equal treatment and opportunities for all**
  - Gender equality and equal pay for work of equal value
  - Training and development
  - Employment and inclusion of persons with disabilities
  - Measures against violence and harassment in the workplace
  - Diversity
- **Other work-related rights**
  - Child Labour + Forced Labour

ESRS S2 - WORKERS IN THE VALUE CHAIN

- Working conditions
- Adequate housing
- Proper Nutrition
- Water and sanitation
- Soil-related impacts
- Safety-related impacts
- Freedom of expression
- Freedom of association
- Impact on human rights defenders

- **Equal treatment and opportunities for all**
  - Gender equality and equal pay for work of equal value
  - Employment and inclusion of persons with disabilities
  - Measures against violence and harassment in the workplace
  - Diversity
- **Other work-related rights**
  - Child Labour + Forced Labour
  - Adequate housing
  - Water and sanitation
  - Privacy

ESRS S3 - AFFECTED COMMUNITIES

- **Communities economic, social and cultural rights**
  - Adequate housing
  - Adequate food
  - Water and sanitation
  - Land-related impacts
  - Security- related impacts
- **Communities' civil and political rights**
  - Freedom of expression
  - Freedom of assembly
  - Impact on human rights defenders

Ferrovial periodically assesses the risks associated with its key sectors and value chain, ensuring that they are aligned with its business model and sustainability objectives. This approach allows the Company to identify opportunities, mitigate negative impacts, and promote a sustainable transition across all its operations.

Below, a double materiality matrix (financial and impact) visually presents the outcomes of the materiality assessment, structured across environmental, social, and governance matters. The topics displayed are internally identified material matters, consistent with and mapped to the topics required by AR 16 of the ESRS standards listed above.

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1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements


MATERIAL
NOT MATERIAL
FINANCIAL MATERIALITY
IMPACT MATERIALITY
5
3,4
3,4
5
Safety and health of employees, contractors and users
Innovation, digitalization and technology applied to business
Cybersecurity and data privacy
Respect for Human Rights throughout the value chain
Sustainable water management
Adaptation and resilience of infrastructures to climate change
Sustainable financing, driving the business model towards a taxonomic portfolio
Circular economy and sustainable use of resources
Natural Capital: Biodiversity
Climate change mitigation and contribution to decarbonization
Ethics behavior, governance and management of ESG aspects
Attracting and retaining talent
Generating a positive impact on local communities
Responsible supply chain
Transparency and dialogue with key stakeholders
Air, soil and water pollution
Customer satisfaction and safe use of Ferrovial's infrastructures.
Environment
Social
Governance

In 2025, the payment practices datapoints were not reported because no material IRO related to this topic was identified. However, this change is not considered significant compared to the information reported in the 2024 sustainability report.

SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL(S)

Ferrovial identified material impacts arising exclusively from its own activities, stemming directly from its business model and operations in sectors such as construction, infrastructure management and energy. These impacts do not depend on external business relationships. The Company addresses these issues independently through internal strategies, digital transformation programs and policies designed to maximize efficiency and minimize negative impacts.

All of Ferrovial's impacts, both positive and negative, occur across the short, medium and long term, i.e. ranging from last year to over 5 years from the current moment, as they stem from core activities and are largely inherent to them, such as health and safety issues, equality and diversity in a workforce that operates in a STEM sector and global geographies, carbon emissions, etc. Ferrovial has established clear time horizons for assessing impacts (incidents) related to double materiality, which are deemed reasonably foreseeable based on their likelihood of occurrence. These time horizons are categorized as follows:

Short term:

Impacts whose likelihood of occurrence is particularly associated with the next year. This horizon allows for the evaluation of risks and impacts requiring immediate attention and short-term operational planning.

Medium term:

Includes impacts whose likelihood of occurrence is associated with a timeframe covering the next five years. This horizon is fundamental for strategic planning and adapting to regulatory, technological, and market changes.

Long term:

Evaluates impacts whose likelihood of occurrence is associated with a timeframe starting beyond five years. This horizon is used to anticipate structural and strategic transformations that may affect operations or business sustainability in the long term.

68_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

Effects of IROs on the business model: Actual: Impact on its Business Model, Value Chain & Governance: • The increasing emphasis on low-carbon and resilient infrastructure has led Ferrovial to integrate green building technologies and enhance the circular economy within its supply chain. • The shift toward renewable energy and sustainable transportation affects its procurement strategies, pushing for increased resource efficiency and emissions reduction. • The development of resilient infrastructures is becoming a competitive factor, requiring investment in climate-adaptive projects. • The formation of the Sustainability Steering Committee, reporting to the Board of Directors, ensures that ESG considerations are embedded in corporate decision-making. • The integration of ESG performance indicators into executive remuneration aligns leadership incentives with sustainability goals. Risks for Ferrovial’s business: • GHG emission regulations pose transition risks, increasing compliance costs and requiring additional investments in the field of clean technologies. • Social and regulatory expectations for reducing greenhouse gas emissions may require a swift adaptation of operating practices. • Non-compliance with climate-related legislation could lead to legal and financial penalties, impacting project feasibility. • Maintenance and repairs due to weather events pose physical risks, as extreme weather conditions can damage critical infrastructure and disrupt operations. ESG related business opportunities: • The transition toward net-zero infrastructure opens new revenue streams in the field of sustainable mobility, including the development of electric vehicle (EV) charging networks and urban air mobility (UAM) solutions. • New opportunities in the field of resilient solutions provide a competitive advantage in delivering climate-adaptive infrastructure projects. • Circular economy principles create cost-saving opportunities by promoting waste reduction, recycling, and efficient resource use within projects. • The development of energy solutions enables technological advancements in sustainable energy, strengthening Ferrovial’s market positioning. Potential: Impacts: • Ferrovial's commitment to the Science-Based Targets initiative (SBTi) and the Paris Agreement influences capital allocation toward sustainable infrastructure projects. • Investment in smart and resilient urban development aligns with the increasing global demand for sustainable cities and green transportation. • The push for climate-adaptive solutions is influencing Ferrovial’s approach to infrastructure design and risk mitigation. Risks: • Risk of stricter ESG regulations in the European Union, United States, and Latin America may impose compliance costs and require adjustments in risk management frameworks. • Market fluctuations and supply chain disruptions related to geopolitical tensions and raw material shortages could pose risks for meeting project timelines and cost efficiency. • Failure to keep pace with technological demands for sustainable energy may limit Ferrovial’s competitiveness in the evolving energy sector • Reputational risks associated with greenwashing concerns require transparent sustainability reporting and alignment with European regulations. • Potential backlash from investors if sustainability goals are not met or if there are delays in achieving climate commitments. • Failure to comply with evolving climate-related legislation could lead to regulatory scrutiny and financial penalties. • Inability to access sustainable funding due to ESG performance below market expectations. Opportunities: • Expansion into green infrastructure financing and public-private partnerships (PPPs) offers strategic growth avenues. • Digital transformation, including AI-driven asset management and predictive maintenance, enhances operational efficiency and long-term asset resilience. • A focus on climate-resilient infrastructure development enables Ferrovial to differentiate itself in the market and secure long-term contracts. • Increased stakeholder engagement through transparent sustainability disclosures enhances corporate reputation and investor confidence. • Adoption of ESG-driven innovation strategies fosters resilience and market leadership in the global infrastructure sector. • A proactive approach to climate legislation compliance positions Ferrovial as an industry leader in sustainable infrastructure. Ferrovial identified material impacts arising exclusively from its own activities, stemming directly from its business model and operations in sectors such as construction, infrastructure management and energy. These impacts do not depend on external business relationships. The Company addresses these issues independently through internal strategies, digital transformation programs and policies designed to maximize efficiency and minimize 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_69

negative impacts. The materiality assessment conducted in the 2023 NFIS (Non-Financial Information Statement) report focused solely on impact materiality, as required by Spanish Law 11/2018. Unlike the current approach under the CSRD framework, the previous assessment did not include an analysis of the financial materiality and did not apply the concept of double materiality. This represents a significant methodological shift, aligning the new assessment with broader sustainability reporting standards. In 2025, there have been no significant changes in the level of material sustainability matters compared to last year’s sustainability report. However, previous years' reporting contents (2023 and previous) were regulated by the Spanish regulation transposing the EU's Non-Financial Reporting Directive, meaning that financial materiality was not required and the mandatory contents of the report were not as extensive as those of the ESRS standards. As to the current and anticipated effects of the Group’s material IROs, Ferrovial’s 2030 Sustainability Strategy is both a risk mitigation and value creation framework. By proactively addressing material ESG IROs, the Company is positioning itself to navigate the complex sustainability landscape, enhance its business resilience, and capitalize on emerging green infrastructure opportunities. The continuous evolution of regulatory requirements, market expectations, and technological advancements will shape Ferrovial’s decision-making processes and strategic outlook in the years to come. In particular, during 2024 Ferrovial detected the following effects of climate change: In North Carolina the Helene Hurricane caused the I-77 highway not to be charged dynamic pricing for 5 weeks, the economic impact of which amounted to $2.4M. In addition, the consequences suffered by the DANA floods in Valencia generated an impact on its financial accounts of €0.87M as a result of Ferrovial workers and machinery offered for the emergency situation. In 2025, all identified financial effects are anticipated, and no specific information or estimates are available to quantify these effects, which is acceptable given that this requirement is subject to phased-in application. IRO 1 - IMPACT, RISK, AND OPPORTUNITY MANAGEMENT Climate change Ferrovial has implemented a robust process for identifying and assessing climate-related impacts, risks, and opportunities in order to align the Company with global sustainability goals. This process incorporates assessments across all of its operations and the value chain, taking into account physical and transition risks, as well as opportunities related to climate resilience and mitigation strategies. The Company assesses its impact on climate change by monitoring and managing its greenhouse gas (GHG) emissions. This includes focusing on minimizing emissions from its activities and offsetting unavoidable emissions through compensation mechanisms, while comprehensive monitoring and reporting of GHG emissions in accordance with the ESRS E1-6 standard ensures accountability and transparency. Ferrovial addresses the physical risks associated with climate change through scenario-based assessments of potential hazards and their impact on operations and assets (taking into account the location of these assets based on geospatial coordinates). The Company considers high-emission climate scenarios to identify potential hazards, such as extreme weather events or sea level rise, that could impact infrastructure and services. By analyzing the exposure and sensitivity of its infrastructure, Ferrovial identifies risks to business continuity and physical assets. Sustainable and resilient infrastructure projects are designed to mitigate these risks and ensure long-term operational stability. The Company also assesses the risks and opportunities arising from the global shift towards a low-carbon economy. Ferrovial evaluates transition risks and opportunities in scenarios aligned with the requirement of limiting global warming to 1.5°C. These include potential events such as regulatory changes, market shifts, and technological advances that could affect its operations or create new opportunities. It identifies areas where its business activities could face challenges due to decarbonization requirements but also recognizes significant opportunities. To assess climate transition risks, the Company considers a combination of three variables: the likelihood of occurrence, the magnitude of impact (financial and/or reputational in nature), and the exposure or duration of the impact (frequent or continuous and infrequent or one-off). For example, the development of energy infrastructure, energy efficiency services, and renewable energy solutions positions Ferrovial as a leader in climate change adaptation and mitigation. Opportunities also include the creation of sustainable and resilient infrastructure to meet climate adaptation needs, which can generate competitive advantages and differentiation in the market. To support the assessment of physical and transition risks and opportunities, Ferrovial uses climate scenario analysis. This analysis includes a range of climate scenarios, from high-emission pathways to those aligned with limiting warming to 1.5°C, providing information on short-, medium- and long- term risks and offering a comprehensive view of potential impacts. Through this scenario analysis, Ferrovial ensures that its strategy and business model are resilient and adaptable to future climate conditions. This structured and forward-looking process demonstrates Ferrovial's commitment to addressing climate challenges while seizing opportunities to drive sustainable growth and innovation. Ferrovial applies the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) in the process of identifying, analyzing, and managing risks and opportunities related to the climate change. The Company periodically assesses and quantifies risks across all its business units and geographies for different climate scenarios recommended by the IPCC (Intergovernmental Panel on Climate Change) and the International Energy Agency and time horizons (short, medium, and long term): 2025, 2030 and 2050; which are linked to Ferrovial's long-term infrastructure concessions and those owned by Ferrovial. The physical climate scenarios consider anthropogenic changes through greenhouse gas concentration pathways, known as Representative Concentration Pathways (RCPs), taking into account global temperature increases of 2.6°C and 4.4°C in 2100. In the case of physical scenario analysis, the main limitations and uncertainties are linked to climate projections and the choice of certain climate variables that may be difficult to predict. To analyze climate-related transition risks, Ferrovial considers transition scenarios based on the degree of implementation of climate change policies, which are presented annually by the International Energy Agency in the World Energy Outlook: Stated Policies Scenario (implying a global temperature increase of 2.4/2.8°C in 2100), the Announced Commitments Scenario (global temperature increase of 1.9/2.3°C in 2100), and the Net Zero Emissions by 2050 Scenario (global temperature increase of 1.3/1.5°C in 2100). The main limitations and uncertainties associated with the analysis of climate transition scenarios may stem from variability in the pace of decarbonization, as this depends on the different policies implemented in each context. Ferrovial will continue to conduct climate risk analyses throughout its value chain. No assets or business activities were identified that are incompatible with the transition to a climate-neutral economy or that require significant efforts to become compatible with it, as Ferrovial's infrastructure is already prepared for this path, through the implementation of a number of adaptation and mitigation measures. There are no critical climate-related assumptions made in the financial statements. For more information, see section "SBM-3: Material impacts, risks, and opportunities and their interaction with strategy and business model." 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 70_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Pollution Ferrovial has established a comprehensive process to identify, assess, and manage the impacts, risks, and opportunities related to pollution across all its operations. This process ensures that Ferrovial makes informed decisions, prioritizing risk mitigation to improve the sustainability of its operations and business relationships, while complying with international standards and stakeholder expectations. This approach includes the policies and actions taken to prevent, mitigate or remedy direct and indirect pollution of air (excluding GHG), soil and water into its projects. The assessment focuses on the regions where Ferrovial operates and areas with significant environmental and social challenges. To see how IROs have been identified and assessed, see ESRS 2 IRO-1, section “IRO assessment”, as well as for details on how IROs have been assessed and how consultations with local communities were held. Water and marine resources Ferrovial uses a systematic process to identify and assess the impacts, risks, and opportunities associated with water resources and the marine environment, particularly through the activities of its subsidiary Cadagua, which designs, builds, operates, and maintains water treatment facilities. This approach focuses on increasing water availability, improving water quality, and promoting efficient water consumption, while addressing the challenges posed by climate change and water stress. Ferrovial assesses its operations to identify how its activities intersect with water resources, especially in areas of significant water stress where surface water and marine resources are limited. Through Cadagua, the Company focuses on the design, construction, operation, and maintenance of water treatment facilities to ensure the availability of water for both human consumption and the natural environment. This includes mitigating water- related risks by improving water quality and promoting efficient water use, especially in areas experiencing high water stress. The methodologies used in these assessments include the use of data-driven monitoring tools and scenario analyses that evaluate the long-term sustainability of water resources and the potential impacts of operational consumption and discharges. These tools help Ferrovial balance its operational needs with environmental considerations in areas most vulnerable to water stress. By focusing on availability, efficient consumption, and improving water quality, Ferrovial's efforts through Cadagua represent a fundamental contribution to addressing the impacts of climate change on water resources. In addition, the Company also addresses the risks associated with severe weather events, which could affect infrastructure and require extraordinary maintenance and repairs. These actions demonstrate Ferrovial's resilience and adaptability to climate challenges, ensuring sustainable water management while mitigating operational risks. For details on how consultations with local communities were conducted, see ESRS 2 IRO-1, section “IRO assessment”. This holistic approach underscores Ferrovial's commitment to integrating water resource management into its broader sustainability strategy, aligning its operations with global and local priorities to create long-term value. Biodiversity and ecosystems Ferrovial implemented a detailed process to identify, assess, and manage impacts, dependencies, risks, and opportunities related to biodiversity and ecosystems, following international frameworks (Taskforce on Nature-related Financial Disclosures (TNFD)) and taking into consideration its operations, supply chain, and the broader ecosystem services on which it depends and which it impacts. The Company systematically identifies and assesses the actual and potential impacts of its operations on biodiversity and ecosystems and follows the principle of "no net loss" with the objective of progressing toward "net positive impact," This approach aims to minimize and offset negative impacts on biodiversity through comprehensive environmental planning and commitments. Impacts are assessed based on potential habitat degradation and species disturbance, and preventive measures are incorporated into project planning. The main impacts on biodiversity and ecosystems are related to GHG emissions, land use, and waste generation (for more information, see section "SBM-3: Material impacts, risk and opportunities and their interaction with the strategy and business model"). Ferrovial recognizes its dependence on ecosystem services, which support its projects and operational resilience, particularly in the field of natural resources, climate regulation, and soil structure (for more information, see section "SBM-3: Material impacts, risk and opportunities and their interaction with the strategy and business model"). The Company integrates biodiversity-related risks and opportunities into its business strategy by addressing physical risks (such as severe weather events, and ecosystem health) as well as transition risks arising from regulatory changes and reputational issues. To conduct the Company's resilience analysis, material risks and opportunities are extracted from priority or significant impacts and dependencies. For more information, see the sections "ESRS E4 SBM-3 Disclosure Requirements: Material issues, risks, and opportunities and their interaction with strategy and business model" and "Disclosure Requirement E4-1: Transition plan and review of biodiversity and ecosystems in the strategy and business model." Ferrovial considers how impacts could potentially affect stakeholders, including affected communities, public authorities, and environmental organizations. This includes consultations with communities near sensitive areas to align conservation priorities and define prevention or mitigation strategies. For more information, see sections ESRS 2 - IRO-1 and IRO-2 and ESRS E4- 2: Policies Related To Biodiversity And Ecosystems. Currently, Ferrovial has no negative impacts on ecosystem services relevant to affected communities (based on the results of the double materiality assessment). However, when unavoidable impacts occur, the Company follows the Environmental Impact Assessments (EIA) of the projects (applying different measures, such as habitat restoration and other compensatory measures) to maintain the functionality and value of the ecosystem. Scenario analysis is used to anticipate and address biodiversity-related risks and opportunities over short-, medium-, and long-term horizons. This includes selecting scenarios aligned with scientific consensus and intergovernmental frameworks, such as the Convention on Biological Diversity (CBD) and the Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services (IPBES), and regularly updating these scenarios to reflect evolving conditions and emerging trends. To address this resilience analysis, and in the absence of relevant standardized scenarios, the guidance provided by the TNFD has been used. The scenario analysis proposed by the framework defines a series of plausible futures shaped by critical uncertainties and based on compliance with the Kunming-Montreal Global Biodiversity Framework. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_71

Ferrovial operates in or near areas that are sensitive from a biodiversity perspective and assesses the potential impact of its activities on habitats and species (for more information, see section "ESRS Disclosure Requirement 4 SBM-3: Material issues, risks, and opportunities and their interaction with strategy and business model"). For projects in these areas, the Company complies with international and regional directives, such as the EU Birds Directive (2009/147/EC), the Habitats Directive (92/43/EEC), Environmental Impact Assessments (EIA) under the EU Directive (2011/92/EU) and international standards. Mitigation measures, such as habitat restoration, invasive species control, and adaptation of work plans, are implemented where necessary to ensure compliance with these regulations. Through its comprehensive processes and adherence to global standards, Ferrovial proves its commitment to minimizing impacts on biodiversity and safeguarding ecosystem services, promoting long-term sustainability and resilience in all its operations. Ferrovial does not engage in activities related to the production and extraction of raw materials. Resource use and circular economy Ferrovial has established a comprehensive process to identify, assess, and manage the impacts, risks, and opportunities related to resource use and the circular economy across all its operations. This approach includes the efficient use of resources, the reduction of raw material consumption, waste management, and the exploration of opportunities, as well as the integration of circular practices into its projects. Ferrovial prioritizes reduction, reuse, and recycling in construction projects, with the aim of minimizing waste generation and optimizing the use of materials. However, the Company also recognizes that increased raw material consumption and higher levels of waste generation in construction represent key challenges. To this end, it uses data-driven tools to analyze material flows and assess the environmental impact of its operations. These methodologies help identify inefficiencies and opportunities to integrate circular practices into all projects and processes. Ferrovial is also actively exploring new avenues for developing Ferrovial Construction's business through authorized waste management. This includes leveraging innovative waste management solutions to strengthen its sustainability credentials and create additional value streams. The identification of risks associated with increased waste generation, particularly in large-scale construction projects, serves as the basis for the development of mitigation strategies, such as improved waste segregation and recycling initiatives. To see how IROs have been identified and assessed, see ESRS 2 IRO-1, section “IRO assessment”, as well as for details on how IROs have been assessed and how consultations with local communities were held. Governance Ferrovial follows a structured process to identify and assess material impacts, risks, and opportunities. This process is based on two key criteria: the location of operations and the nature of the activity. Geographic location plays a key role in exposure to risks such as corruption, bribery, and irregular business conduct. Regions with weaker regulations or higher levels of corruption pose a greater risk. To this end, Ferrovial conducts detailed analyses of the regulatory and social conditions in each region in which it operates. In high-risk areas, additional measures are applied, such as external audits and stricter compliance controls. The nature of the activity is another key factor. Sectors related to contract awarding, infrastructure construction, and public procurement are more exposed to potential irregularities. To mitigate these risks, Ferrovial evaluates each phase of the project life cycle, focusing on the contracting and supplier selection processes to ensure transparency and regulatory compliance. Cybersecurity Ferrovial adopts a comprehensive and structured approach to managing material Impacts, Risks, and Opportunities (IROs) related to cybersecurity, ensuring alignment with best practices, regulatory requirements, and business priorities. This approach is based on robust governance, proactive risk management, and continuous improvement of cybersecurity capabilities. The management of material IROs in cybersecurity includes: 1. Governance and Organizational Framework: Ferrovial's Cybersecurity Governance Model is led by the Global Chief Information Security Officer (Global CISO), with the support of CISOs across business units. Regular reporting to the Management Committee, the Audit and Control Committee, and the Board of Directors ensures the oversight of the strategy, key risks, and mitigation measures. The Governance Model also ensures compliance with standards such as ISO 27001, the NIS24 Directive, and SEC cybersecurity rules. 2. Risk Management and Threat Assessment: Ferrovial applies a qualified and quantified approach to risks, based on CRQ (Cyber Risk Quantification) market tools and GRC platforms, facilitating risk prioritization to keep thresholds within acceptable limits. 3. Threat Prevention, Detection, and Response: Advanced technologies such as SOAR and cyber intelligence tools are used, along with operational capabilities such as the SOC (Security Operations Center) and CSIRT (Computer Security Incident Response Team). Artificial intelligence enhances threat analysis, detection, and response capabilities. 4. Incident Management and Resilience: Incident response protocols based on reference frameworks such as ISO/IEC 27035, NIST, and CISA ensure effective mitigation. Where possible, periodic threat preparedness simulations are conducted, and cybersecurity insurance policies are in place to provide various types of coverage in the event of a threat materializing. 5. Third-Party Risk Management: The Vendor Risk Management (VRM) process requires vendors to comply with those cybersecurity criteria relevant to the service provided. High-risk vendors are subject to periodic assessments and contractual safeguards. 6. Positive Cybersecurity Culture and Awareness: Training programs and phishing drills promote a "security first" mindset among employees, with recognition campaigns that reward those who excel in cybersecurity practices and help those users who need it. 7. Continuous Improvement and External and Internal Verification: Regular audits and simulations, security posture capabilities, and cybersecurity rating management processes ensure that the cybersecurity framework remains effective and up to date. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 72_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT 4 European Directive 2022/2555 of the European Parliament and of the Council (NIS 2): Cybersecurity legislation adoption for the entire European Union. Date of entry into force: January 3, 2023. Expected date for national transposition: October 17, 2024 (still pending in several member states). Date of reporting to the Commission of the list of essential and important entities: April 17, 2025.

Innovation Ferrovial has established a structured process to identify and assess material impacts, risks and opportunities (IROs), in line with its Risk Control and Management Policy. This process, known as Ferrovial Risk Management (FRM), is implemented across all business areas and is regularly supervised by the Audit and Control Committee of the Board of Directors. IRO identification and evaluation process: • Identification of risk events: The FRM process is carried out twice a year and allows for the early identification of risk events that could affect business objectives, including corporate reputation. • Risk assessment: Each identified risk is assessed based on its likelihood of occurrence and its potential impact. Two types of assessments are carried out: – Inherent assessment: Before applying specific control measures. – Residual assessment: After applying the mitigation measures. • Prioritization and mitigation: Risks with the highest assessments are prioritized to take appropriate mitigation measures based on their nature, while taking advantage of opportunities arising from effective risk management. IROs related to innovation identified by the Company: • Generation of innovation in society: Creation of research centers and the development of collaborations and partnerships. • Improvement of the Environmental Impact of projects: Implementation of new technologies in digital management processes and tools to quantify their impact. • Fostering an innovative and digital culture: Promotion of continuous improvement and a more employee-friendly work environment. • Increased project safety: Promotion of innovation and digitalization to reduce accidents and occupational risks. • Challenges related to the maintenance and replacement of machinery: Adaptation to new technologies. • Impact on the workforce resulting from technological lag: As a consequence of digital transformation. • Downsizing due to automation: And the integration of new technologies. • Application of new technologies to support a more resilient asset portfolio. • Identification of new businesses based on low-emission technologies: Such as photovoltaic plants, nuclear SMRs, offshore wind, etc. • Operational vulnerability due to service interruptions: As a consequence of exposure to natural disasters. • Potential penalties and reputational damage arising from non-compliance with AI-related regulations. These IROs reflect Ferrovial's commitment to innovation and its ability to adapt to current technological and environmental trends. Ferrovial discloses information about its risk management process and identified IROs, providing details on its Risk Control and Management Policy, the FRM process and the supervision carried out by the Board of Directors and the Audit and Control Committee. CORPORATE GOVERNANCE GOV-1: THE ROLE OF THE ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES COMPOSITION AND FUNCTIONS OF THE ADMINISTRATIVE, MANAGEMENT, AND SUPERVISORY BODIES With regard to sustainability governance at Ferrovial, the role of the Board of Directors and its Committees, as well as the Sustainability Committee, is particularly noteworthy. These bodies aim to ensure the effective integration of environmental, social, and governance (ESG) criteria into corporate strategy, decision-making, and the monitoring of risks and opportunities. Based on this structure, Ferrovial ensures a robust, inclusive, and strategic approach, aligned with international best practices and applicable standards. Board of Directors In accordance with the Company's Articles of Association, Ferrovial has a one-tier Board of Directors structure, which sets up an Audit and Control Committee and a Nominating and Remuneration Committee among its members. During financial year 2025, as 2024, Ferrovial's Board of Directors comprised twelve members5: two executive directors (Chairman and CEO) and ten non-executive directors, 75% of whom met the independence criteria of the Dutch Corporate Governance Code. This balance between executive and non-executive functions ensures effective and transparent oversight. Of the twelve members during financial year 2025, 8 were men (66,66%) and 4 were women (33,33%), the same figures as last year. These figures result in a ratio of women to men of 0.5, the same ratio as last year. During 2025, the Board included members across three age ranges: 45-55 years (8.33%), 56–65 years (33.33%), and over 66 years (58.33%), bringing extensive experience and expertise to its governance. Although they do not have a direct presence on the Board, employees are represented on occupational risk committees, where employees’ participation is recorded in decision-making on the topic of occupational well-being. On ESG matters, the Board of Directors annually reviews the climate strategy report and presents it to the Annual General Shareholders' Meeting for an advisory vote, where it also addresses other sustainability issues such as circular economy, water, and biodiversity, among others. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_73 5 Ms. Alicia Reyes resigned as Non-Executive Director effective as of 19 January 2026.

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Furthermore, the Board of Directors, directly or through the Audit and Control Committee, reviews the double materiality matrix, the Ferrovial enterprise risk management system, and monitors the management of the ESG indicators included in the sustainability strategy.

Both the Board of Directors and the Audit and Control Committee play an essential role in overseeing the management of sustainability risks and impacts. Their responsibilities, as set out in the Board Rules and the Audit and Control Committee Charter, include the following:

1. Supervision of the Risk Management System: Overseeing the effectiveness of internal control, audit and risk management systems in relation to financial and non-financial information.
2. Strategic risk assessment: Identifying and analyzing those risks associated with the Company's strategy, establishing measures to mitigate them.
3. Annual assessment: Reviewing and improving, where appropriate, the internal risk management and control systems, and assessing their design and effectiveness at least once a year, addressing irregularities, lessons learned, and recommendations from internal and external audits.

In addition, the Audit and Control Committee oversees the establishment of objectives related to impacts, risks, and opportunities, and monitors their progress. This includes:

- Financial and non-financial reporting processes. On a yearly basis, the Communication and Corporate Responsibility Department reports to the Audit and Control Committee on (i) the annual non-financial (including sustainability) report, which includes the double materiality assessment, and (ii) the progress of the non-financial reporting process.
- Financial, strategic, operational, and compliance risk management. The Internal Audit and Risk Director reports to the Committee at least twice a year, and to the Board once a year, on the Ferrovial risk map and the enterprise risk management system.

Monitoring the internal control systems to ensure the integrity of reported data. The Committee is regularly informed by the Finance and Internal Audit Departments, and the external auditor on the progress of the SOX internal control. The Board is also informed on this matter by the Finance Department.

Both the Board of Directors and the Audit and Control Committee also include specific roles related to business conduct, ensuring that ethical considerations are integrated into the Company's strategic and operational decision-making. These roles involve:

- Ensuring compliance with the Code of Ethics and Business Conduct.
- Overseeing the implementation of anti-corruption policies and practices.
- Overseeing compliance with human rights policies and labor standards.
- Promoting a culture of integrity and transparency throughout the organization.

Experience and skills development

The Board of Directors comprises individuals with extensive experience across different areas that are key to the Company, providing the Board with a solid foundation for effectively addressing environmental, social, and governance issues. Its members include former executives from public companies (including IBEX-35 blue chips), executives from international companies, and professionals with over a decade of experience at Ferrovial. This diverse background ensures an in-depth understanding of the challenges and opportunities related to ESG matters. The Board's sectoral diversity strengthens Ferrovial's ability to address challenges and opportunities in multiple areas, enriching the Company's strategic decision-making. The experience of the Board members is outlined below, in addition to their experience in matters of business conduct, which ensures that ethical considerations are consistently incorporated into both the Company's strategic and operational decisions. Further information on Directors' experience is available in *the Corporate Governance Report of the Management Report.*

Board Experience

Previous roles


Board of Directors
75%
Chairman/CEO
83%
CXO
67%

International Experience


Asia
58%
Australia
42%
Latam
83%
North America
83%
Spain
92%
Rest of Europe
83%
Africa & Middle East
50%

74_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Functional Areas


Audit & Compliance
33%
Risk Management
33%
Sustainability
33%
Finance
75%
General Management
100%
HR & Health, Safety
58%
IT, Innovation & Digital Transformation
42%
Operations
67%
Strategy
100%
Marketing, Sales and PR
33%

Industry Experience


Engineering
67%
Energy
58%
Financial Services
50%
Mobility
42%
Consultancy
33%
Government
33%
Information Technology
33%
Construction
33%
Logistics & Transports
33%
Airports
25%
Highways
25%
Others (automotive, hospitality, real estate, F&B, media, manufacturing...)
50%

In this regard, Ferrovial seeks to ensure that its management and Board members have the necessary skills to address sustainability issues, either through ongoing training or through access to external experts, including strategic alliances and training programs. The Company's approach is based on the premise that sustainability expertise not only mitigates regulatory and reputational risks but also identifies opportunities for innovation and enhanced competitiveness. Thus, the Board's capabilities are integrated into the ESG risk map, which facilitates the identification of material impacts and informed decision-making. Therefore, sustainability expertise within Ferrovial's governance structure is directly related to the Company's material impacts, risks, and opportunities (IRO), with the following examples being particularly noteworthy:

- **Climate risks and energy transition:** The Company has incorporated climate risk assessments into its ESG strategy, ensuring that the Board and management can effectively oversee this area. Through specialized training, the governing bodies reinforce their monitoring of Ferrovial's transition to a low-carbon economy.
- **Human rights and supply chain management:** The Board of Directors oversees human rights due diligence measures to avoid negative impacts on the supply chain. The inclusion of ESG clauses in supplier contracts and the use of monitoring tools such as Supplier 360 improve governance in this area.
- **Reputation and access to markets with high ESG standards:** Sustainability training enables the Board and management to make informed decisions about business opportunities in markets demanding high ESG compliance, reinforcing Ferrovial's competitive differentiation.

Sustainability Committee

The **Sustainability Committee**, chaired by the Sustainability Director, is made up of representatives from the business units (Highways, Airports, Energy and Construction) and from the corporate areas (Sustainability -Chair and Secretary-, Health, Safety and Welfare, Compliance and Data Protection, Internal Audits and Risks, Innovation, Human Resources, Communication and CSR, General Secretariat, Corporate Strategy, Investor Relations and Procurement). Serving as the link between the Company and senior management, the Chair of the Committee reports periodically to the Board of Directors, the Management Committee and the Chief Executive Officer on a monthly basis. In this regard, the CEO plays a key role by including in his monthly agenda the monitoring and implementation of initiatives related to climate change.

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INFORMATION AND COMMUNICATION STRUCTURE Ferrovial established several structured mechanisms that ensure a constant flow of information and effective oversight by the administrative, management, and supervisory bodies, based on the following key aspects: 1. Periodic reporting: At least once a year, the Sustainability Department reports to the Board of Directors on the progress of the Sustainability Strategy and the fulfillment of the established objectives. These updates include a report on the most relevant projects or actions in the area of sustainability. In addition, the ESRS 2, SBM-3 outlines the IROs that the Board of Directors directs and supervises. 2. Management Committee monitoring: The Management Committee monitors progress every four months, ensuring that sustainability issues are continuously monitored throughout the year. 3. Sustainability Committee: This Committee reports on progress and results and proposes measures to the Management Committee and other departments. The Committee meets three times a year to review progress, discuss sustainability priorities, and align strategic actions, and its Chair submits an annual report to the Board of Directors. In 2025, the main ESG issues addressed by the administrative, management, and supervisory bodies were the following lines of action included in Ferrovial's 2030 Sustainability Strategy: E S G T O P I C S A D D R E S S E D I N 2 0 2 5 Environmental 2030 Climate Strategy: monitoring of the emission reduction targets set for 2030 and 2050, aligned with the Science Based Targets initiative (SBTi). Water footprint: objective to reduce water consumption (Business Water Index) by 20% by 2030 (compared to 2017 as the base year). Biodiversity: addressing the crisis of biodiversity loss and ecosystem degradation in line with the Taskforce on Nature-related Financial Disclosures (TNFD). Circular economy: focusing on waste management and efficient use of materials in the Company’s processes. Social Equal opportunities: promotion of equal opportunities, culture of belonging and inclusion, in accordance with the applicable laws. Health, safety and well-being at work: reduction of workplace accidents. Governance Good governance: oversight of business ethics and compliance. Supply chain: assessment of ESG performance across the supply chain in terms of ethics and integrity, compliance, transparency, health and safety, the environment, and human rights. Information about entity-specific material topics (Innovation, Cybersecurity and Sustainable Finance) follows the same structure and reporting approach. INCENTIVE SYSTEMS Incentives and Remuneration Policies Linked to Sustainability Main Features of the Incentive System: Ferrovial developed a remuneration system that combines fixed and variable remuneration, with the aim of aligning the interests of executives with the Company's objectives, including sustainability. Compensation Structure: • Fixed compensation • Variable compensation: Composed of annual and long-term targets. Annual Variable Remuneration Objectives (AVR): For the Chairman: • Target AVR is equivalent to 125% of the fixed remuneration (FR), with a maximum of 190% of the FR. • Distribution of objectives: – 80% quantitative goals: › Net income (55%) › Cash flow (45%) – 20% Qualitative and ESG goals (such as corporate governance, succession plan and institutional representation) ESG goals represent 60% of the objectives, evaluating aspects like reduction of greenhouse gas emissions with a total weight for this goal of 6.7%. For the CEO: • Target AVR is equivalent to 100% of the fixed remuneration (FR), with a maximum of 150% of the FR. • Distribution of objectives: – 70% quantitative goals: 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 76_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

› Net income (55%) › Cash flow (45%) – 30% Qualitative and ESG goals (such as health and safety, innovation, sustainability and corporate social responsibility, development of professional teams, risk management, and relations with stakeholders). ESG goals represent 61% of these objectives, evaluating aspects like reduction of greenhouse gas emissions with a total weight for this goal of 2.7%. Long-Term Incentives (For the Chairman and the CEO): • Maximum of 150% of fixed compensation, focused on strategic performance metrics. • For the 2023-2025 period: – 40% activity cash flow. – 50% relative TSR. – 10% ESG metrics, including emissions reduction (5%), belonging and inclusion, and occupational health and safety targets. • Payments are made in shares, promoting a long-term approach and aligning management's interests with the Company's performance. Protection Clauses: • Malus and clawback clauses: Allow for review or recovery of incentives in case of underperformance or incorrect results, ensuring the integrity of the system. Sustainability-related Performance Evaluation Incorporation of Sustainability Metrics in the Evaluation: • AVR: – Annual variable remuneration targets are linked to ESG metrics and other qualitative metrics (this applies as 20% for the Chairman and 30% for the CEO). • Long-Term Incentives: – 10% of the objectives are directly related to sustainability for both, the Chairman and the CEO. ESG metrics: Currently, Ferrovial does not have specific associations between IROs and the compensation given to the governing bodies. However, its incentive scheme is related to ESG metrics concerning several material IROs: • Reduction of greenhouse gas emissions: This includes the GHG emissions generated by the Company’s' activities, efforts to reduce greenhouse gas emissions and initiatives to offset the carbon footprint, the development of energy infrastructure, energy efficiency services, renewable energy generation and solutions to mitigate emissions associated with mobility, etc. • Belonging and inclusion: This involves the promotion of equal opportunities through recruitment, selection and training processes that guarantee non-discrimination and no social exclusion for any reason (ethnicity, religion, different abilities, gender, among others). It also includes the promotion of professional development of workers through attractive career guidance programs and services that adapt to their needs, fostering corporate culture. Additionally, the improvement of the work environment through the implementation of a diversity, equality and inclusion complaint and protection mechanism, and the guarantee of freedom of association and collective bargaining. • Occupational health and safety: This focuses on improving the health and safety of workers by enhancing workplace conditions, including technological support (e.g. digitalization of processes). Prevention of death or disabling injuries; prevention of deterioration of workers' health, etc. Terms of Payment and Evaluation: • The evaluation is carried out annually to ensure alignment with the established objectives. • Incentives are subject to protection clauses, guaranteeing the correctness of the reported results. The remuneration policy, which includes the incentive scheme, is proposed and updated by the Nomination and Remuneration Committee and submitted to the Board of Directors for its approval. ABOUT THIS REPORT GENERAL BASIS FOR THE PREPARATION OF THE REPORT The Statement of Consolidated Non-Financial and Sustainability Information (hereinafter, “the report”) has been prepared pursuant to the non- financial reporting requirements established by the following international regulations and standards: the ESRS on a voluntary basis, as the Dutch transposition into national law has not yet taken place, Spanish Law 11/2018, Regulation (EU) 2020/852, CSRD Directive (EU) 2022/2464 and Regulation (EU) 2023/2772. The guidelines of the TCFD, TNFD, and SASB were also taken into account. Ferrovial SE has commissioned PwC to perform a limited assurance engagement on this Statement of Consolidated Non-Financial and Sustainability Information, taking into account the above ESRS criteria and EU Taxonomy. This integrated approach ensures that the information presented is in line with regulatory frameworks and international best practices in corporate sustainability. The report has been prepared in accordance with the financial consolidation perimeter, covering all companies in which Ferrovial exercises economic control with more than 50% of the share capital. In these cases, 100% of the corresponding information is included, ensuring an accurate and 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_77

consistent representation of the Group's activities. As a result, all subsidiaries included in the financial consolidation perimeter are exempt from preparing sustainability reports, with the exception of Budimex, S.A., a subsidiary of Ferrovial Construction International SE. In this case, although its information is fully integrated into the report, it is a Public Interest Entity (PIE) listed on the Warsaw Stock Exchange (WSE: BDX) and employs more than 500 people. Therefore, it is subject to separate reporting requirements in Poland. Ferrovial acknowledges this obligation and ensures that Budimex complies with its separate disclosure requirements, while maintaining compliance with the Group's overall sustainability framework and reporting practices. For more information on the list of entities included in the reporting scope, see section 6.11 Appendices to the Financial Statements, which details the complete list of entities. On the other hand, companies consolidated using the equity method are considered, for the purposes of this report, as other relationships in the value chain, and therefore their information is not included in the reporting scope. MINIMUM DISCLOSURE REQUIREMENTS No metrics have been validated by an external body other than the external assurance provider. All Minimum Disclosure Requirements (MDR) have been fully addressed in their corresponding chapters, with the exception of the following: Currently, the Company’s approach to the management and reporting of sustainability-related investments focuses on an aggregate analysis of total CapEx allocated to initiatives aligned with its strategic objectives and sustainability commitments. However, the Company does not yet have a detailed breakdown of CapEx and current and future financial resources at the individual action level. Ferrovial is working to improve its data collection and analysis systems, with the objective of implementing a model that will allow it to calculate and report this indicator in greater detail in future reporting exercises. This development will enable the Company to offer greater transparency and align itself with best practices in sustainability and corporate governance. VALUE CHAIN COVERAGE The following sections of the report detail how Ferrovial collects and manages data relevant to sustainability metrics throughout the upstream and downstream stages of its value chain. This approach ensures comprehensive coverage and transparent data management, from the acquisition of materials to interaction with end users of the infrastructure. Ferrovial recognizes the importance of thoroughly assessing its entire value chain, both upstream and downstream. Accordingly, the double materiality assessment incorporates impacts, risks, and opportunities related to the value chain. Ferrovial is committed to continuous improvement in this regard. Specifically, in the case of suppliers related to Ferrovial Construction (which account for 91% of Ferrovial's total purchases), a systematic analysis of Tier 1 suppliers, which represent a substantial part of Ferrovial’s supply relationships, is being carried out. Likewise, in specific situations that require it, certain Tier 2 suppliers are also included to ensure a more detailed understanding of the related impacts. There are three criteria for selecting Tier 2 suppliers: non-competition, high purchase volume, and the presence of high risks related to ESG criteria. The Company is aware that extending this assessment to deeper levels represents an opportunity to further strengthen traceability and risk management across its operations. Ferrovial is therefore working on developing tools and methodologies that enable data to be collected and analyzed more efficiently and at a more granular level, with the aim of improving visibility at subsequent levels and ensuring that impacts, risks, and opportunities are proactively managed throughout the value chain. In this reporting exercise, the focus has been on the most direct and relevant interactions within the supply chain, ensuring alignment with current strategic objectives and sustainability standards. This approach ensures robust and manageable results, while the Company continues to work towards the gradual integration of a broader assessment into future reports and processes. In addition, all policies, actions, and objectives reported in this report detail whether they apply to Ferrovial's upstream and downstream value chain. INFORMATION OMISSIONS Sensitive information and innovation Ferrovial may omit classified or sensitive information related to intellectual property or innovation results if it meets specific criteria of confidentiality and commercial value. However, no omissions affecting the transparency or quality of the information disclosed have been detected in this report. Exemption from disclosure of events Ferrovial has not applied exemptions for the disclosure of forward-looking or price-sensitive information, as foreseen by Directive 2013/34/EU. Therefore, all information included is complete and not subject to such restrictions. Exclusion of non-material human resources data 229 employees from five Budimex companies (BUDIMEX SA in Warsaw, Czech Branch, BUDIMEX SA in Warsaw, Bratislava Branch, BUDIMEX SA in Warsaw, Latvian Branch, BUDIMEX SA in Warsaw, Estonian Branch, and CIRCULAR CONSTRUCTION SA) that represent 1% of the total workforce, have been excluded from the Human Resources metrics report because complete information is not available for them, as there were no systems in place for collecting such information. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 78_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT SUPPLY CHAIN OWN OPERATIONS CUSTOMERS DOWNSTREAMUPSTREAM

INFORMATION RELATING TO SPECIFIC CIRCUMSTANCES Definition of time horizons Ferrovial uses different time horizons, established based on the definitions of the ESRS, to address sustainability risks, opportunities, and strategies: • Short term: The most immediate horizon, with a high probability of materializing within one year. In this framework, risks and opportunities tend to manifest quickly. • Medium term: Generally covers the next five years from the reporting year, a key period for strategic planning related to sustainability risks, opportunities, and trends. • Long term: Beyond five years. This horizon allows for anticipating structural changes and integrating resilient strategies into sustainability plans. Uncertainty management and estimation sources With regard to the value chain, the parameter calculated by Ferrovial using indirect sources, such as industry averages and proxy variables, corresponds to Scope 3 emissions, due to the inherent complexity of collecting primary data.This is particularly relevant for Scope 3 Category 1, where Ferrovial applies emission factors to the construction-related purchased materials and services identified as material, while excluding other purchased goods and services considered immaterial due to their lower emissions intensity. A detailed explanation of the methodology used and data sources is provided in the relevant chapter of the report. In addition, Ferrovial has identified the following quantitative parameters or monetary amounts disclosed, which may be subject to a high degree of uncertainty due to the absence of direct sources of information: M E T R I C D E S C R I P T I O N O F E S T I M A T E S S1-13 Training The breakdown of health and safety training hours has been estimated based on the percentage of men and women and professional category to provide the breakdown required by S1-13. Cybersecurity hours are not broken down by gender or category and they represent 1% of the total training hours, therefore, are not considered material and have been excluded from this report. S1-16 Remuneration metrics To calculate the average hourly wage, the annual number of hours worked by gender has been estimated based on the total actual hours worked and the percentage of the workforce by gender at year-end. S1-14 Health and Safety The breakdown by gender is estimated based on the proportion of men and women in the workforce at year-end for the following indicators: • Number of work-related accidents resulting in sick leave. The frequency and severity rates based on this data must also be reported by gender. • Number of cases of work-related health problems/occupational diseases E3-4: Water consumption The water footprint includes the estimates detailed in Ferrovial's methodological procedure for the water footprint. The calculated discharges are: Discharge of water used for sanitary purposes. The calculation includes: • The total number of Ferrovial employees per company, subsidiary, project, country, or region, as applicable. • Average water consumption per employee per day. • Number of working days per year. Discharge of water used to wash vehicles or machinery. The calculation includes: • Number of vehicles owned or controlled by the Company, subsidiary, project, country, or region, as applicable. Only vehicles or machinery washed at facilities managed by the Company are included. • Average water consumption per vehicle or machine and per wash. • Number of washes per year and per vehicle or machine. E5-4 Resource inflows For the weight of materials purchased during the reporting period, the undertaking applies a price to weight conversion when direct weight data are not available. The conversion uses material and country specific unit price benchmarks derived from historical procurement data and supplier information, adjusted to exclude non material invoice components (e.g., logistics, services, surcharges). Assumptions and conversion factors are reviewed periodically; principal sources of measurement uncertainty include price variability, mixed item invoices and currency effects, which the undertaking mitigates through back testing against supplier reported quantities and updates to benchmarks. This approach ensures an accurate representation of the information, enabling stakeholders to better understand the risks and limitations of the data presented. Forward-looking information, such as plans and objectives, involves inherent risks and uncertainties because it relates to future events and circumstances. There are several factors that could cause actual results and developments not to occur or differ materially from those expressed or implied. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_79

Methodological changes in the presentation of information Ferrovial maintained its reporting methodology, aligned with the Corporate Sustainability Reporting Directive (CSRD) and the ESRS. However, several changes were implemented, as described below: • Remuneration: – The methodology for calculating the gender pay gap has been updated, incorporating the actual annual variable compensation data instead of the target variable compensation. • Other priority locations: The increase in the number of sites classified as “Other Priority Locations” is due to an expansion in the number of contracts executed during the reporting period. • Resource outflows (waste): – 2024 waste data has been restated due to the inclusion of Webber’s Construction and Demolition Waste. This data has been extrapolated considering Webber's construction and demolition waste from 2025 and the turnover for the years 2024 and 2025. – This year Excavation Soils and Construction and Demolition waste have been included in the table of total waste. – In 2025, compared with the previous year, the indicators related to the occupation of protected natural areas include all projects that affect these areas, and not only those in which operational control is held and/or for which a concession of 20 years or more has been granted. Reporting errors in previous periods Biodiversity: • Number of sites (assets owned, leased or managed) in or near protected or key biodiversity areas: the methodology for reporting information was modified, shifting from the disclosure of protected areas to the number of assets or infrastructure located within or near such areas. Due to methodological changes, it was not possible to obtain accurate data for this indicator for 2024; therefore, the information is not comparable with the previous year. Resource outflows (Excavation soils, and Construction and demolition waste): • Waste data for prior periods have been restated to correct the following reporting errors identified during the 2025 review process: – Excavation soils were not previously included in total waste figures. This omission has been corrected, and prior-year data have been restated accordingly. – Budimex had historically reported recycled-materials data twice—once within the recycled-materials table and again within the waste tables. This duplication has been identified and eliminated, and the affected prior-year figures have been restated. – Construction and Demolition Waste from Webber has been incorporated into the 2024 waste data, which has been restated to reflect this correction. – These errors are not considered material in the sense that they are not expected to influence the decisions of users of the sustainability information. Nevertheless, Ferrovial has voluntarily adjusted and restated the affected figures to ensure accuracy and consistency in reporting. Water resources: • 2024 data has been restated due to necessary corrections to data identified during the reporting year. This change is not relevant and does not exceed the thresholds of materiality. Training hours and breakdown by professional category: • Ferrovial has incorporated health and safety training hours and Ferrovial University training hours into the breakdown by professional category required under Spanish Law 11/2018. These training categories had not been previously included in the breakdown due to limitations in the historical structure and extraction of training data. The distribution for health and safety hours has been estimated using the distribution of the rest of hours. Health and safety metrics required by Spanish Law 11/2018: • Ferrovial will report the breakdown by gender of the number of accidents and occupational illnesses, as well as the corresponding frequency and severity rates, in compliance with the disclosure requirements established under Spanish Law 11/2018. Given that this information had not been historically compiled—because it was not considered material for internal management or external reporting—an estimation methodology has been applied for the hours worked. Specifically, the breakdown has been derived using the gender distribution of the total workforce. Compliance with reporting standards and frameworks Ferrovial's sustainability report is aligned with the CSRD and the ESRS, ensuring rigor and compliance with regulatory requirements and stakeholder expectations. It also complies with Spanish Law 11/2018, reinforcing compliance with Spanish legislation on the disclosure of non-financial and diversity information (see Annex of Spanish Law 11/2018 for additional information included in the report). Incorporation by reference The following table includes the information requirements of the ESRS that have been included as a reference to other Group documents: 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 80_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

I N F O R M A T I O N R E Q U I R E M E N T R E F E R E N C E D D O C U M E N T BP-1: Subsidiaries exempt from the obligation to submit a Sustainability Report 6.11 Appendices to the Financial Statements GOV-4 STATEMENT ON DUE DILIGENCE IN SUSTAINABILITY MATTERS Ferrovial, in compliance with the requirements of the CSRD and the ESRS 1 standard, integrates due diligence into its management model through Ferrovial Risk Management (FRM), which periodically assesses potential risks to human rights in its global operations. The Company uses specific tools to ensure respect for and protection of human rights, identifying risks at different stages of the project life cycle. These efforts are in line with the disclosure requirements set out in the ESRS 1 standard and demonstrate a commitment to transparency in sustainability practices (including cybersecurity and innovation topics). To further strengthen its due diligence approach, Ferrovial plans to expand this process to include value chain management, commercial transactions, and procurement processes. This expansion will incorporate additional controls aimed at mitigating and preventing such risks at all stages, fostering collaboration with suppliers and business partners to reinforce responsible practices across all its operations. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_81

In its Sustainability Report, Ferrovial provides a clear mapping detailing how the key aspects and steps of its due diligence process align with the cross- cutting requirements set out in ESRS 1. This mapping explains how these principles are applied within risk management and operational practices, ensuring that the Company's actions in the area of human rights and responsible business conduct are accurately reflected. This approach reinforces transparency and traceability, providing stakeholders with a clear and reliable view of Ferrovial's commitment to sustainability and ethical operations. The main aspects of due diligence are disclosed in chapter ESRS S3, which also includes information on the Human Rights Policy. References to due diligence processes are also included in standards ESRS E3, E4, and E5. C O R E E L E M E N T S O F D U E D I L I G E N C E S E C T I O N I N T H E S U S T A I N A B I L I T Y S T A T E M E N T Integration of due diligence in governance, strategy and business model. • Business strategy (Risk management and control) • Corporate governance (ESRS 2) Engagement with affected stakeholders at all key stages of due diligence. • Business strategy (Interaction with stakeholders) • Corporate governance (ESRS 2) Identification and assessment of adverse impacts. • Double materiality • Material impacts, risks and opportunities and their interaction with strategy and business model – SBM-3 Adoption of measures to address these adverse impacts. It is developed throughout the topical chapters. Specifically: • S2-4: Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions • Implementation of Human Rights on due diligence procedures (ESRS 2 GOV-4) • ESRS 2 - SBM - 3: Material impacts, risks and opportunities and their interaction with strategy and business model(s) • G1-2: Management of relationships with suppliers • S3-4: Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions Monitoring the effectiveness of these efforts and communication. It is developed throughout the topical chapters (ESRS 2, S2, S3 and G1). IRO-2 DISCLOSURE REQUIREMENTS IN THE ESRS COVERED BY THE COMPANY'S SUSTAINABILITY STATEMENT Annex “ESRS content index” of this document includes a table setting out the ESRS disclosure requirements covered in the Statement, which have been selected based on the results of Ferrovial's double materiality analysis (for more information on the thresholds established for the identification of material IROs, see section "Double materiality"). It also includes a list of all data requirements included in the Report in response to other applicable European legislation. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 82_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Environmental information

SUSTAINABLE FINANCING, FOR A BUSINESS MODEL TOWARDS A TAXONOMY-BASED PORTFOLIO

	Stage*	Description	Likelihood of occurrence	Time horizon
Sustainable financing, driving the business model towards a taxonomic portfolio				
(-) Impact	OP, VC	Improvement of financing conditions so insignificant that they do not stimulate the appetite for this type of financing by companies for the financing of their projects.	Current	S
Risk	VC	Worsening of financing conditions if sustainability criteria are breached.		S
Opportunity	VC	It shows the market the company's commitment to sustainability, including in the financial sphere.		S

**OP: Own operations; VC: Value Chain; Pu: Purchases; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long term.*

EU TAXONOMY

ASSUMPTIONS OF THE ANALYSIS

In compliance with the provisions of Regulation (EU) 2020/852 of the European Union[1] to facilitate the redirection of capital flows towards more sustainable activities, and as provided for in Commission Delegated Climate Regulation 2021/2139, the Complementary Delegated Climate Regulation 2022/1214, DR 2023/2485[2] (which includes amendments to Climate Delegated Regulation 2021/2139), and Delegated Regulation 2023/2486[3], the 2025 report must disclose the percentage of Net Turnover, CapEx (capital expenditure) and OpEx (operating expenses), derived from the Company's activities corresponding to the requirements of the EU Taxonomy through the standardized formats and reporting requirements provided for in the Commission Delegated Regulation (EU) 2021/2178 and Delegated Regulation (EU) 2023/2486 of the European Commission. The following section complies with these requirements established by Delegated Regulation (EU) 2021/2178 which specifies the content, presentation of the information and methodology to be disclosed by companies subject to articles 19 bis or 29 bis of Directive 2013/34/EU, based on the activity data of the 2025 reporting period.

CONCEPTS:

- **Eligible (Net Turnover and CapEX tables):** referring to activities with eligibility potential included in the objectives of the EU Taxonomy, climate change mitigation, climate change adaptation, use of water and marine resources, circular economy, pollution prevention and control, and protection and restoration of biodiversity and ecosystems, included in documents (Delegated Regulation) (EU) 2021/2139, Delegated Regulation 2022/1214, Delegated Regulation 2023/2486 and Delegated Regulation 2023/2485.
- **Not eligible (Net Turnover and CapEX):** refers to activities not included in European Commission documents.
  a. Intrinsically associated with a significant negative impact on the EU objectives due to the nature of the activity.
  b. Lacking the potential to make a substantial contribution to any of the EU Taxonomy objectives.
  c. Being subject to integration in future developments, revisions of the EU Taxonomy, or approvals by the European Parliament and the Council.
- **Eligible and aligned (Net Turnover and CapEX tables):** refers to eligible activities that meet the criteria of substantial contribution to one of the objectives developed, which ensure that they do not significantly harm the rest of the objectives (DNSH) and that are carried out in accordance with the OECD Guidelines for Multinational Enterprises and the United Nations Guiding Principles on Business and Human Rights (Minimum Social Safeguards).
- **Eligible but Non-Aligned (Net Turnover and CapEX Tables):** Eligible activities that do not meet any of the requirements of the alignment analysis phases described above (CCS, DNSH, and Safeguards).

[1] Regulation (EU) 2020/852: Regulation - 2020/852 - EN - EUR-Lex (europa.eu)
[2] Delegated Regulation 2023/2485: Delegated Regulation - EU - 2023/2485 - ES - EUR-Lex (europa.eu)
[3] Delegated Regulation (EU) 2023/2486: Delegated Regulation - EU - 2023/2486 - ES - EUR-Lex (europa.eu)

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F E R R O V I A L ’ S P O S I T I O N Ferrovial's position: Ferrovial plays a key role in the development of sustainable infrastructure, which is essential for climate change mitigation and adaptation strategies. The Company's Strategic Plan prioritizes the construction, operation and management of low-carbon infrastructure, innovative mobility, water resources, buildings and electrification, in line with EU policy objectives. In the field of digitalization, innovative solutions are being implemented that, together with decarbonization commitments, support safer travel and more reliable journey times, aspects demanded by infrastructure users. One example of these practices is the deployment of Express Lanes, which demonstrate operational efficiency while supporting environmental objectives, with proven implementations already in operation, in Texas or North Carolina. These innovative solutions respond to the need to implement the so-called "Intelligent Transport Systems" promoted by the European Commission itself. Management of the implementation of the EU Taxonomy at Ferrovial: As in previous years, the Company has carried out the EU Taxonomy assessment process to identify eligible and non-eligible economic activities, taking into account all companies in which it has economic control. During this process, 30 were identified (32 in 2024) performed by Ferrovial, included in Annexes I and II of Delegated Regulation (EU) 2021/2139 for mitigation and adaptation objectives, as well as in Delegated Regulation 2023/2485, which expands the activities for mitigation and adaptation objectives, and in Delegated Regulation 2023/2486, which includes the rest of the environmental objectives. Most of the activities identified in the remaining four objectives correspond in their description with those already communicated by the Company. To ensure traceability and strengthen the robustness of the calculation of taxonomy indicators, an IT solution continued to be developed in 2025 to streamline and ensure a proper analysis at contract level. To this end, the Company relied on the collaboration of the heads of each company (more than 300), who have also received training in the field so that they can carry out this assessment in the most accurate way. In accordance with regulatory requirements, in 2025, Ferrovial reports on the EU Taxonomy (eligible and aligned) in relation to the six objectives of the regulation. With regard to the objective of protecting and recovering biodiversity and ecosystems, Ferrovial has not identified contracts that fit the description of eligibility for the two activities included in Delegated Regulation (EU) 2023/2486. Understanding of taxonomic criteria by taxonomic activity groups: As of the date of this report, and in line with the clarifications published by the European Commission, the following technical interpretation applies to the main activities identified as taxonomy-eligible and aligned: E N E R G Y : Eligibility Exercise For the calculation of taxonomy eligibility, the related works and services (including construction and operation) associated with infrastructures for electricity generation using photovoltaic solar technology (CCM 4.1/ CCA 4.1), electricity generation from hydroelectric energy (CCM4.5/CCA4.5) and electricity transmission and distribution (CCM4.9/CCA4.9) have been considered, as they have been identified as the most relevant activities within this group. Contracts and services related to activities CCM4.2/CCA4.2, CCM4.3/CCA4.3, CCM 4.15/CCA4.15 activities have also been identified and, although they do not have a material impact on eligibility indicators, they have been analyzed on a contract-by-contract basis in accordance with the descriptions of the regulations. This group of activities is not covered by the environmental objectives on water use, circular economy, pollution and biodiversity. Compliance with the substantial contribution criterion for the calculation of the alignment of the mitigation and adaptation pathways. As it is not possible to financially map out the specific elements to be included in the adaptation pathway, the alignment for this objective is therefore 0. The application criteria for each of the activities have been taken into account, and information on the indicators required by the substantial contribution criteria has been requested. Within this group, the Casilla Solar Park (CCM4.1/CCA4.1) and Liberty Project projects in the United States (CCM4.1/ CCA4.1) are particularly noteworthy, as the substantial contribution criteria indicate that the activity must effectively be an activity of electricity production through photovoltaic solar energy. Also included are the projects for the installation and construction of electricity transmission lines in Chile (CCM4.9/CCA4.9) where the analyses demonstrate that more than 67% of electricity generation comes from renewable sources and the construction of a hydroelectric plant in Los Cóndores (CCM4.5/CCA4.5) in which it is evident that the power density of the electricity generation facility is greater than 5 W/m². In cases where additional information has been requested from the developer, such as the characteristics of the installed equipment, the availability of Life Cycle Assessment (LCA) or confirmation of the absence of PCB use, the project manager has been contacted directly through the dedicated taxonomy communication channel. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 84_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

W A T E R S U P P L Y , S A N I T A T I O N , W A S T E M A N A G E M E N T A N D D E C O N T A M I N A T I O N A C T I V I T I E S : Eligibility Exercise For the calculation of taxonomy eligibility for the objectives of climate change mitigation, adaptation, use and protection of water and marine resources, circular economy and pollution, works and services related to the construction, expansion and operation or renovation of water collection, purification and distribution systems (CCM5.1/CCA5.1/WTR2.1, CCM 5.2/ CCA5.2 /WTR 2.1), construction, expansion and operation of wastewater collection and treatment systems (CCM5.3/ CCA 5.3/2.2 WTR) and sustainable urban drainage systems (2.3 WTR) have been considered complying with the technical criteria. The construction and operation of the sustainable urban drainage system is integrated in the urban drainage and waste water treatment system, as demonstrated by means of a flood risk management plan or of other relevant urban planning tools. Also, the design of the sustainable urban drainage system achieves at least one of the following effects:(i) a quantified percentage of rainwater in the catchment area of the drainage system is retained and discharged with a staggered delay to the receiving water bodies;(ii) a quantified percentage of pollutants, including oil, heavy metals, hazardous chemicals and microplastics, is removed from urban runoff before discharge to the receiving water bodies;(iii) runoff peak flow, with a return period in line with the requirements of flood risk management plans or other local provisions in place, is reduced by a quantified percentage. Due to the nature of this business activity, in many cases contract management may cover the entire water cycle. In such cases, the activity considered most relevant within the facility has been classified as eligible, based on business criteria or the economic activity explicitly indicated in the contract. In addition, activities in the field of waste management have also been identified, corresponding to the collection and transport of non-hazardous waste segregated at source (CCM 5.5/CCA 5.5/CE 2.3), composting of bio-waste (CCM5.8/CCA5.8), recovery of materials from non-hazardous waste (CCM 5.9/CCA 5.9/CE 2.7), capture and use of landfill gas (CCM 5.10/CCA 5.10). These activities in the field of waste management correspond mainly to those carried out by the subsidiary Thalia Waste Management in the United Kingdom and FB Serwis, within Budimex, in Poland. This group of activities is not included in the biodiversity objectives. Alignment exercise To calculate the alignment of the mitigation and adaptation pathways (as stated above, as it is not possible to financially trace the specific elements to be included in the adaptation pathway, the alignment for this objective is 0), the substantial contribution criteria established in the water treatment and purification activities have been taken into account. These criteria relate primarily to the energy consumption of these systems and have been compared with the energy consumption data of the plants operated by Ferrovial. This exercise has been made possible thanks to the availability of data obtained from other Group procedures, such as the measurement and verification of the carbon footprint. Given the impossibility of obtaining consumption data during the construction phase, some of the plants have also been analyzed using their design- stage data, with some projects in the construction phase being considered, provided that all remaining DNSH criteria are met and the design parameters fall within the thresholds defined in the substantial contribution criteria. In the case of projects developed in the field of waste management, compliance with technical selection criteria such as the preparation of non- hazardous waste for reuse and recycling operations, the separation of composted bio-waste, the use of gas for the generation of electricity or heat such as biogas, among others, has been made possible thanks to the collection of evidence reported for compliance with environmental regulations in the United Kingdom. These activities require qualitative and quantitative compliance in most cases, which has been substantiated by contractual evidence and government requirements. Activities carried out in the UK are conducted in accordance with the highest quality standards and their compliance is subject to regular review by the local environmental authorities. T R A N S P O R T Eligibility Exercise The definition of "eligible activity" provided by the EU Taxonomy Regulation is taken as the starting point. According to Annex I (Climate Change Mitigation), eligible activities include the construction and operation of infrastructure for personal mobility, bicycle logistics (CCM 6.13/ CCA 6.13), rail transport (CCM6.14/CCA6.14), as well as inland waterway transport (CCM6.16/CCA6.16) and low-carbon airport infrastructures (CCM6.17/CCA6.17). This group of activities is not covered by the environmental objectives on water use, circular economy, pollution and biodiversity. Alignment exercise Contribution to the substantial contribution criteria, for example in 6.14 where the infrastructure is electrified or in the case of 6.13 when the infrastructure is dedicated fully to the personal mobility. The type of infrastructure and its purpose (e.g. freight or passenger transport, as well as whether there is an electrification plan) have been verified through the project's technical report. Through the project's technical report, it is also verified that it is not exclusively dedicated to the storage or transport of fossil fuels for activities CCM6.14/CCA6.14. General-purpose infrastructure, which may serve both passenger and freight transport, is therefore not considered to be exclusively dedicated to fossil fuel transport or storage, and the substantial contribution criterion is deemed to be met in such cases. In cases where there is an exclusive use dedicated to fossil fuels that does not exceed 25% of the overall use of the infrastructure, this percentage will be deducted from the relevant Taxonomy indicators. This threshold is set in accordance with FAQ #72 of the December Explanatory Notes, and is consistent with other environmental standards. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_85

B U I L D I N G C O N S T R U C T I O N A N D R E A L E S T A T E D E V E L O P M E N T Eligibility Exercise For the calculation of eligibility, activities related to the construction of new residential and non-residential buildings (CCM 7.1/ CCA 7.1/ EC 3.1) and the renovation of existing buildings (CCM 7.2/CCA 7.2/EC3.2) have been considered. In addition, contracts and services related to CCM7.3 / CCA 7.3, CCM 7.4 / CCA 7.4; CCM7.5/CCA 7.5 and CCM 7.6/ CCA 7.6 that, although they do not have a material impact on eligibility indicators, have been analyzed on a contract-by-contract basis in accordance with the descriptions of the regulations. This group of activities is not covered by the environmental objectives related to water use, pollution and biodiversity. Alignment exercise The calculation of the alignment has taken into account activities falling under the mitigation and adaptation objectives (as indicated above, as it is not possible to financially outline the specific elements to be included in the adaptation pathway, the alignment for this objective is therefore 0) of construction of new residential and non-residential buildings (CCM 7.1/CCA7.1/CE3.1) complying with the technical criteria as of energy efficiency of the building constructed at least 10% below the threshold set in relation to the requirements for near-zero energy buildings and renovation of existing buildings (CCM7.2/CCA7.2/ CE3.2) ) complying with the technical criteria of the % of the surface of the building envelope renewed or with the reduction in a primary energy demand at least of the 30%. Within this activity group, fossil fuel storage infrastructures were excluded during the eligibility phase. Contribution to the substantial contribution criteria: The application of the substantial contribution criteria for buildings currently presents several implementation challenges as of the date of this report. On the one hand, the definition of nearly zero-energy buildings (NZEB) proposed by the EU Taxonomy is based on the post-2020 version of national building codes, meaning that a significant share of current building projects did not incorporate these requirements at the design stage, making it impossible to verify the emission reduction thresholds required by the regulation. For this reason, efforts have focused on those construction projects developed after that date and with unique characteristics or requirements, which has resulted in a low degree of alignment. For these projects, the analysis has relied on the information collected by other sustainable building certifications and a review of the energy saving measures set out in the building codes transposing the requirements of Directive 2010/31/EU on the energy performance of buildings has been carried out. On the other hand, the remaining substantial contribution criteria pose a challenge for building companies in the sector. Many of these requirements are determined from the design phase and, therefore, either this consideration is not available, or it is not possible to access the necessary evidence. The Company is working on the appropriate system to capture the necessary evidence and has carried out specific training with the construction- related departments, so it is expected that its degree of alignment will increase as tools are developed in the sector for this purpose. The Company's good construction practices allow it to meet many of the DNSH criteria applicable to construction activities. However, some of these criteria fall outside the scope of the construction phase, and in certain cases have been considered not applicable, in accordance with FAQ #9 of the Explanatory Notes published by the European Commission on December 19, 20224, for the purpose of advancing the analysis. For example, it has been assumed that the biodiversity-related DNSH does not apply in cases of new construction in urban environments and built on developable land under the aforementioned FAQs. The analysis of the pollutants listed in Appendix C of the Delegated Regulation and the integration of these criteria into the Company's internal and purchasing procedures are particularly relevant. As a result, compliance with EU Taxonomy criteria, in the absence of detailed sector-specific benchmarks, can generally only be achieved in singular building projects, which in many cases require more stringent requirements than those set out in standard construction regulations and are typically supported by recognized sector certifications such as BREEAM, LEED, or WELL. I N F O R M A T I O N A N D C O M M U N I C A T I O N : Eligibility Exercise Contracts and services related to the CCM8.1/CCA8.1 activity have been identified, which, although they do not have a material impact on the eligibility indicators, have been analyzed on a contract-by-contract basis in accordance with the descriptions of the regulations. This group of activities is not covered by the environmental objectives related to water use, circular economy, pollution and biodiversity. Alignment exercise For data processing, hosting, and related activities to make a significant contribution to mitigating climate change, two main technical screening criteria must be met: • Implementation of the practices set out in the most recent version of the European Code of Conduct on Energy Performance of Data Centers, as well as their verification by a third party at least every three years. • Use of refrigerants in the data center cooling system that have a global warming potential (GWP) of less than 675. In its draft FAQ published in December 2022, the European Commission clarified the criteria applicable for compliance with and the verification of the code of conduct in relation to a given activity. According to this response, an assessment framework is expected to be established in early 2024 to complement the code of conduct in order to establish a framework for external verification of compliance with the practices set out in the code of conduct. Ferrovial has concluded that it is not possible to report on compliance with the technical criteria in relation to the 2025 financial year, as the corresponding framework is not yet available. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 86_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT 4 DRAFT COMMISSION COMMUNICATION (FAQ): https://ec.europa.eu/finance/docs/law/221219-draft-commission-notice-eu-taxonomy-climate.pdf

B L O C K O F T R A N S V E R S A L I N T E R P R E T A T I O N S : Remaining DNSH Criteria: To demonstrate compliance with the remaining criteria applicable to the activities within the aforementioned groups, the availability of evidence that supports the requirements of each of these sections has been evaluated on an active basis. In this context, documents such as environmental impact assessments, environmental monitoring plans, reports on indicators for the recovery of construction and demolition waste, flora and fauna management plans, as well as corrective action plans to mitigate noise and dust, among others, have been requested. Adaptation DNSH Criterion: Ferrovial, in collaboration with the Institute of Environmental Hydraulics of the University of Cantabria, has developed its own methodology to identify and analyze the physical climate risks that may affect its infrastructures, as well as to propose adaptation programs presenting measures to mitigate the associated impacts. This methodology takes into account the different types of infrastructures that the Company develops and operates around the world. The analysis is carried out in the short (2025), medium (2030) and long term (2050) according to different climate scenarios (RCP 4.5 and RCP 8.5). The procedure considers the risk framework defined by the Intergovernmental Panel on Climate Change (IPCC), which focuses on the analysis of the hazard, exposure and vulnerability of assets in different time horizons and climate scenarios. ADAPTARE is the proprietary computer tool developed to automate this methodology and facilitate the analysis and interpretation of the information, allowing compliance with this criterion at the contract level. For a more detailed description of ADAPTARE, refer to the section: “SBM-3: Impacts, risk and material opportunities and their interaction with strategy and business model”. For the adaptation measures, refer to section E1-3: “Actions and resources in relation to climate change policies”. Minimum social safeguards: Ferrovial complies with the minimum safeguards set out in Articles 3 and 18 of the EU Taxonomy Regulation in relation to human rights, corruption, taxation and fair competition. Accordingly, a set of policies (Human Rights Policy, Anti-Corruption Policy, Tax Compliance and Good Practices Policy and Competition Policy, among others) defines the corporate position in these matters. The Company has due diligence procedures in place to assess the ethical integrity of suppliers, customers, partners and candidates, with the aim of preventing criminal conduct, and carries out regular training activities to inform its staff, especially senior management, of all corporate policies and procedures. In addition, Ferrovial has not received any final convictions or sanctions for human rights violations, corruption or bribery, tax evasion or non- compliance with competition laws. Environmental sanctions: In 2025, Ferrovial has received 1 (21.087€) new significant environmental penalty. (see note 6.5 of the Consolidated Annual Accounts for further information) F I N A N C I A L C O N S I D E R A T I O N S : Financial considerations in calculating the numerator and denominator of the taxonomy: Due to the level of atomization of the Company, in order to exhaustively determine activity eligibility, the analysis has been carried out at the level of the minimum management unit of the consolidating companies, classifying the contracts by objectives and Taxonomy activity. This exercise has been automated within Ferrovial's accounting systems, which allows for better data traceability. In this regard, the financial and sustainability areas of Ferrovial's different companies have been assigned the percentages of Net Turnover, CapEX and OpEX that match the description of the activities included in the European Commission documents, based on the nature of the active contracts, works, or services. To avoid the calculation of transactions between companies, these percentages have been allocated to the consolidated accounting figures of the companies under analysis. This entity-level allocation makes it possible to reconcile the Taxonomy indicators with the Group’s consolidated figures disclosed in the annual financial statements, thereby preventing double financial recognition. For the analysis of Taxonomy-aligned activities, the Company has assessed all contracts against all relevant environmental objectives applicable to each contract. At present, the Company continues to work on establishing and differentiating, with the necessary level of precision, the proportion of Taxonomy-eligible activities that make a substantial contribution to the climate change adaptation objective. Accordingly, the activities reported by Ferrovial are considered eligible but do not currently meet the criteria for alignment with the climate change adaptation objective. For the calculation of the Taxonomy indicators disclosed in this section, qualitative and quantitative information has been collected from the eligible projects according to the criteria of each Taxonomy activity identified to determine the monetary amounts that should be included in the required denominators and numerators. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_87

Calculation and results by KPIs analyzed In light of the above, and in order to comply with the information requirements of Delegated Regulation (EU) 2021/2178 and Delegated (EU) 2023/2486, the data published in the European Commission's reporting templates presented have been calculated in accordance with the following criteria: Percentage of net turnover: • Calculation of the eligible numerator: sum of the products resulting from applying the % associated with the Taxonomy activities identified under the environmental objectives of climate change mitigation, adaptation, use and protection of water and marine resources, transition to a circular economy, pollution, prevention and control and biodiversity, with the consolidated Net Turnover values of the companies analyzed. • Calculation of the aligned numerator: sum of the product resulting from applying the % associated with the Taxonomy activities identified in the description of the relevant Annexes and that are being developed in accordance with the criteria of substantial contribution, DNSH criteria and social safeguards adjusted to the consolidated values of the consolidated Net Turnover (INCN, as per the Spanish acronym) of the companies analyzed. • Calculation of the denominator: carrying amount of Ferrovial's total consolidated Net Turnover, with reference to the total operating profit in Note 2.1 of the Consolidated Financial Statements. CapEX percentage: • Calculation of the eligible numerator: sum of the resulting product of the % associated with Taxonomy activities and the CapEX values associated with the analyzed companies that have included investments in fixed assets linked to assets or processes associated with economic activities that are eligible under the Taxonomy. • Calculation of the aligned numerator: sum of the resulting product of the % associated with Taxonomy activities and the CapEX values associated with the analyzed companies that have included investments in fixed assets that are being developed in compliance with the criteria of substantial contribution, DNSH criteria, and social safeguards. • Calculation of the denominator: calculated as the total CapEX of the Ferrovial companies included in the scope of the analysis, which includes additions to tangible and intangible assets during the year before depreciation, amortization, and possible new valuations, including those arising from revaluation and impairment, corresponding to the relevant year, excluding changes in fair value. Additions to tangible and intangible assets resulting from business combinations are also included. Additions are reflected in the financial statements in Notes 3.2 “Intangible assets”, 3.3 “Investments in infrastructure projects”, specifically 3.3.1 “Assets in intangible models”, 3.3.2 “Total additions in concession models”, 3.4 “Property, plant and equipment,” and 3.7 “Rights of use of leased assets and associated liabilities”. Likewise, for the calculation of CapEX, the costs accounted for in accordance with International Financial Reporting Standards (IFRS) adopted by virtue of Regulation (EC) 1126/2008 have been taken into account. – IAS 16 Property, Plant and Equipment, paragraph 73(e)(i) and (iii); – IAS 38 Intangible Assets, para. 118(e)(i); – IFRS 16 Leases, para. 53(h). OpEX Percentage: Article 8(2)(b) of Regulation (EU) 2020/852 limits the calculation of OpEx to non-capitalized direct costs that are related to research and development, building renovation measures, short-term leases, maintenance and repairs, as well as other direct costs related to the day-to-day maintenance of property, plant and equipment assets; by the Company or a third party to whom activities are outsourced, and which are necessary to ensure the effective and continued operation of such assets. Where operating expenses are not significant for the business model of non-financial companies, the standard allows the aforementioned non- capitalized direct costs to be omitted, provided that the lack of materiality of operating expenses for their business model is assessed and explained. Ferrovial has conducted the comparative calculation of its total operating costs and "Taxonomy-related" expenses. Of the total operating costs for 2025 (€8,170 million), the OpEx denominator, as specified in the Regulation, represents 5.1% (€417.5 million), and is therefore considered intangible for reporting purposes. For this reason, the data included in the OpEx table are reported as equal to zero, in accordance with point 1.1.3.2. of Annex I to Delegated Regulation (EU) 2021/2178. The OpEx denominator takes into account all direct costs at Group level related to maintenance and repairs of property, plant and equipment, as well as short-term leasing costs. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 88_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

RESULTS OF THE EU TAXONOMY ASSESSMENT: Eligibility and alignment of economic activities: 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_89 NET SALES 56% 27% 17% CAPEX 57% 36% 7% OPEX 100% Not eligible Eligible aligned Eligible non-aligned

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

NET SALES (Turnover)

Financial Year 2025	Year			Substantial contribution criteria						Criteria for no significant harm ("No significant harm"									
Economic activities	CODES	Turnover (Mill. €)	Proportion of turnover year 2025(%)	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Minimum guarantees	Proportion of Turnover conforming to taxonomy (A.1) or eligible according to taxonomy (A.2), year 2024 (%)	Facilitating Activity Category	Transition Activity Category
A. ELIGIBLE ACTIVITIES ACCORDING TO TAXONOMY																			
A1. Environmentally sustainable activities (conforming to the taxonomy)																			
Photovoltaic solar energy	CCM 4.1	90.10	0.9 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.1 %		
Wind energy	CCM 4.3	42.55	0.4 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.5 %		
Hydroelectric power	CCM 4.5	–	0.0 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.4 %		
Electricity transmission and distribution	CCM 4.9	74.66	0.8 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.5 %	E	
District Heating and Cooling Distribution	CCM 4.15	5.75	0.1 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Construction and operation of DWTPs and IDAMs / Water supply	CCM 5.1 / WTR 2.1	286.84	3.0 %	Y	N/EL	EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	3.4 %		
Construction and operation of WWTPs / Urban waste water treatment	CCM 5.3 / WTR 2.2	70.63	0.7 %	Y	N/EL	EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.4 %		
Renovation of WWTPs / Urban waste water treatment	CCM 5.4	0.04	0.0 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y			
Collection and transportation of non-hazardous waste / Collection and transport of non-hazardous and hazardous waste	CCM 5.5/ CE 2.3	69.69	0.7 %	Y	N/EL	N/EL	N/EL	EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.6 %		
Bio-waste composting / Recovery of bio-waste by anaerobic digestion or composting	CCM 5.8 / CE 2.5	7.53	0.1 %	Y	N/EL	N/EL	N/EL	EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.1 %		
Recovery of non-hazardous waste material / Recovery of bio-waste by anaerobic digestion or composting	CCM 5.9 / CE 2.5	22.46	0.2 %	Y	N/EL	N/EL	N/EL	EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.2 %		
Capture and use of biogas from landfills	CCM 5.10	0.58	0.0 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Pedestrian infrastructure	CCM 6.13	5.39	0.1 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.4 %	E	
Railroad construction and maintenance	CCM 6.14	1,259.08	13.1 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	16.7 %	E	
Construction and maintenance of ports and waterways	CCM 6.16	0.06	0.0 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.2 %		
Airport construction and maintenance	CCM 6.17	–	0.0 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	2.0 %		
Construction of new buildings	CCM 7.1 / CE 3.1.	349.56	3.6 %	Y	N/EL	N/EL	N/EL	N	N/EL	Y	Y	Y	Y	Y	Y	Y	2.9 %		
Construction of new buildings	CCM 7.1 / CE 3.1.	2.31	0.0 %	N	N/EL	N/EL	N/EL	Y	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Building rehabilitation	CCM 7.2 / C.E 3.2	94.95	1.0 %	Y	N/EL	N/EL	N/EL	EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.0 %		T
Installation and maintenance of energy efficient equipment	CCM 7.3	51.19	0.5 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.5 %	E	
Installation and maintenance of recharging stations for electric vehicles in buildings	CCM 7.4	5.21	0.1 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Installation and maintenance of instruments to measure, regulate and control the energy efficiency of buildings	CCM 7.5	36.51	0.4 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.3 %	E	
Installation and maintenance of renewable energy technologies	CCM 7.6	12.88	0.1 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %	E	
Professional services related to energy performance of buildings	CCM 9.3	0.07	0.0 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL										
Desalination	CCA 5.13	1.39	0.0 %	N/EL	Y	N/EL	N/EL	N/EL	N/EL									E	
Sustainable urban drainage systems (SUDS)	WTR 2.3	2.16	0.0 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.1 %		
Maintenance of roads and motorways	CE 3.4	69.92	0.7 %	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.6 %		
Turnover of environmentally sustainable activities (conforming to the taxonomy) (A.1)		**2,561.51**	**26.6 %**	**25.8 %**	**0.0 %**	**0.0 %**	**0.0 %**	**0.7 %**	**0.0 %**	Y	Y	Y	Y	Y	Y	Y	**34.1 %**		
Of which enabling		1,439.71	56.3 %	56.3 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	Y	Y	Y	Y	Y	Y	Y		F	
Of which transitional		94.95	3.7 %							Y	Y	Y	Y	Y	Y	Y			T
A.2. Taxonomy-eligible but not environmentally sustainable activities (activities that do not conform to the taxonomy)																			
Photovoltaic solar energy	CCM 4.1	29.77	0.3 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.5 %		
Concentrated solar power	CCM 4.2	0.00	0.0 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
Wind energy	CCM 4.3	0.28	0.0 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
Hydroelectric power	CCM 4.5	16.48	0.2 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0 %		

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Electricity transmission and distribution	CCM 4.9	17.95	0.2 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL	0.0 %
District Heating and Cooling Distribution	CCM 4.15	2.35	0.0 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL	0.0 %
Construction and operation of DWTPs and IDAMs / Water supply	CCM 5.1 / WTR 2.1	26.96	0.3 %	EL	N/EL	EL	N/EL	N/EL	N/EL	0.1 %
Renovation of DWTPs and IDAMs / Water supply	CCM 5.2 / WTR 2.1	2.44	0.0 %	EL	N/EL	EL	N/EL	N/EL	N/EL	0.0 %
Construction and operation of WWTPs / Urban waste water treatment	CCM 5.3 / WTR 2.2	80.86	0.8 %	EL	N/EL	EL	N/EL	N/EL	N/EL	0.9 %
Renovation of WWTPs / Urban waste water treatment	CCM 5.4	0.00	0.0 %	EL	N/EL	N/EL	N/EL	N	N/EL	0.0 %
Collecion and transportation of non-hazardous waste	CCM 5.5/ CE 2.3	0.85	0.0 %	EL	N/EL	N/EL	N/EL	EL	N/EL	0.1 %
Bio-waste composting	CCM 5.8	0.11	0.0 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL	0.0 %
Recovery of non-hazardous waste material	CCM 5.9	61.58	0.6 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL	0.9 %
Desalination	CCA 5.13	12.79	0.1 %	N/EL	EL	N/EL	N/EL	N/EL	N/EL	0.1 %
Pedestrian infrastructure	CCM 6.13	9.03	0.1 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL	0.2 %
Railroad construction and maintenance	CCM 6.14	351.70	3.7 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL	1.8 %
Construction and maintenance of ports and waterways	CCM 6.16	57.88	0.6 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL	0.1 %
Airport construction and maintenance	CCM 6.17	0.00	0.0 %	EL	N/EL	N/EL	N/EL	N	N/EL	0.0 %
Construction of new buildings	CCM 7.1 / CE 3.1.	684.39	7.1 %	EL	N/EL	N/EL	N/EL	EL	N/EL	5.8 %
Building rehabilitation	CCM 7.2 / C.E 3.2.	69.19	0.7 %	EL	N/EL	N/EL	N/EL	EL	N/EL	0.4 %
Installation and maintenance of energy efficient equipment	CCM 7.3	0.11	0.0 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL	0.0 %
Installation and maintenance of instruments to measure, regulate and control the energy efficiency of buildings	CCM 7.5	0.00	0.0 %	EL	N/EL	N/EL	N/EL	N	N/EL	0.0 %
Installation and maintenance of renewable energy technologies	CCM 7.6	0.00	0.0 %	EL	N/EL	N/EL	N/EL	N	N/EL	0.0 %
Data processing, hosting and related activities	CCM 8.1	9.25	0.1 %	EL	N/EL	N/EL	N/EL	N/EL	N/EL	0.2 %
Sustainable urban drainage systems (SUDS)	WTR 2.3	6.26	0.1 %	**N/EL**	N/EL	EL	N/EL	N/EL	N/EL	0.0 %
Maintenance of roads and motorways	CE 3.4	307.00	3.2 %	**N/EL**	N/EL	N/EL	N/EL	EL	N/EL	2.3 %
Turnover of taxonomy-eligible but not environmentally sustainable activities (activities that do not conform to the taxonomy) (A.2)		1,747.22	18.1 %	14.8 %	0.1 %	0.1 %	0.0 %	3.2 %	0.0 %	**13.4 %**
A. Turnover of eligible activities according to taxonomy (A.1+A.2)		4,308.73	44.8 %	40.6 %	0.1 %	0.1 %	0.0 %	3.9 %	0.0 %	

B. INELIGIBLE ACTIVITIES ACCORDING TO THE TAXONOMY

Turnover of ineligible activities according to taxonomy		5,318.73	55.2 %
TOTAL		**9,627.47**	**100 %**

Proportion of total Turnover/Turnover		
	that conforms to the Taxonomy by objective (Aligned and eligible)	**eligible according to taxonomy by objective**
CCM	25.8%	40.6%
CCA	0.0%	0.1%
CE	0.7%	16.7%
BIO	0.0%	0.0%
WTR	0.0%	4.9%



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CAPEX

Financial year 2025	Year			Substantial contribution criteria						Criteria for no significant harm ("No significant harm")									
Economic activities	CODES	CAPEX (Mill. €)	Proportion of capex year 2025(%)	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Minimum guarantees	Proportion of Turnover conforming to taxonomy (A.1) or eligible according to taxonomy (A.2), year 2024 (%)	Facilitating activity category	Transition activity category
A. ELIGIBLE ACTIVITIES ACCORDING TO TAXONOMY																			
A1. Environmentally sustainable activities (conforming to the taxonomy)																			
Photovoltaic solar energy	CCM 4.1	119.19	15.34%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	20.57%		
Wind energy	CCM 4.3	0.14	0.02%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.02%		
Hydroelectric power	CCM 4.5		0.00%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.11%		
Electricity transmission and distribution	CCM 4.9	23.70	3.05%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	5.68%	E	
District Heating and Cooling Distribution	CCM 4.15	0.52	0.07%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Construction and operation of DWTPs and IDAMs / Water supply	CCM 5.1 / WTR 2.1.	0.10	0.01%	Y	N/EL	EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.08%		
Construction and operation of WWTPs / Urban waste management	CCM 5.3 / WTR 2.2	0.67	0.09%	Y	N/EL	EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.07%		
Collecion and transportation of non-hazardous waste / Collection and transport of non-hazardous and hazardous waste	CCM 5.5 / CE 2.3	3.89	0.50%	Y	N/EL	N/EL	N/EL	EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.03%		
Bio-waste composting / Recovery of bio-waste by anaerobic digestion or composting	CCM 5.8 / CE 2.3	0.12	0.02%	Y	N/EL	N/EL	N/EL	EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.01%		
Recovery of non-hazardous waste material	CCM 5.9 / CE 2.5	0.42	0.05%	Y	N/EL	N/EL	N/EL	EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.04%		
Capture and use of biogas from landfills	CCM 5.10	0.01	0.00%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Pedestrian infrastructure	CCM 6.13	0.08	0.01%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.02%	E	
Railroad construction and maintenance	CCM 6.14	59.42	7.65%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	5.82%	E	
Construction and maintenance of ports and waterways	CCM 6.16	0.00	0.00%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.02%		
Airport construction and maintenance	CCM 6.17	0.00	0.00%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.18%		
Construction of new buildings	CCM 7.1 / CE 3.1	1.90	0.24%	Y	N/EL	N/EL	N/EL	N	N/EL	Y	Y	Y	Y	Y	Y	Y	0.23%		
Building rehabilitation	CCM 7.2 / CE 3.2	0.58	0.07%	Y	N/EL	N/EL	N/EL	EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.12%		T
Installation and maintenance of energy efficient equipment	CCM 7.3	5.07	0.65%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.16%	E	
Installation and maintenance of recharging stations for electric vehicles in buildings	CCM 7.4	2.06	0.27%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Installation and maintenance of instruments to measure, regulate and control the energy efficiency of buildings	CCM 7.5	3.18	0.41%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.04%	E	
Installation and maintenance of renewable energy technologies	CCM 7.6	0.04	0.01%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Desalinization	CCA 5.13	0.02	0.00%	N/EL	Y	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y		E	
Sustainable urban drainage systems (SUDS)	WTR 2.3	0.00	0.00%	N/EL	Y	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Maintenance of roads and motorways	CE 3.4	0.00	100.00%	N/EL	N/EL	N/EL	N/EL	Y	N/EL	Y	Y	Y	Y	Y	Y	Y	0.34%		
CAPEXof environmentally sustainable activities (conforming to the taxonomy) (A.1)		**221.10**	**28.5%**	**28.5%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	35.6%		
Of which: facilitators		67.75	30.6%	30.6%	0.0%	0.0%	0.0%	0.0%	0.0%	Y	Y	Y	Y	Y	Y	Y		F	
Of which: transitional		0.58	0.3%	0.3%						Y	Y	Y	Y	Y	Y	Y			T
A.2. Taxonomy-eligible but not environmentally sustainable activities (activities that do not conform to the taxonomy)																			
Photovoltaic solar energy	CCM 4.1	0.09	0.0%	**EL**	N/EL	N/EL	N/EL	EL	N/EL								0.2%		
Wind energy	CCM 4.3	0.01	0.0%	**EL**	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Hydroelectric power	CCM 4.5	0.29	0.0%	**EL**	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Electricity transmission and distribution	CCM 4.9	0.15	0.0%	**EL**	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%		
District Heating and Cooling Distribution	CCM 4.15	0.04	0.0%	**EL**	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Construction and operation of DWTPs and IDAMs / Water supply	CCM 5.1 / WTR 2.1	0.42	0.1%	**EL**	N/EL	EL	N/EL	N/EL	N/EL								0.0%		
Renovation of DWTPs and IDAMs / Water supply	CCM 5.2 / WTR 2.1	0.03	0.0%	**EL**	N/EL	EL	N/EL	N/EL	N/EL								0.0%		
Construction and operation of WWTPs / Urban waste water treatment	CCM 5.3 / WTR 2.2	0.93	0.1%	**EL**	N/EL	EL	N/EL	N/EL	N/EL								0.4%		
Collecion and transportation of non-hazardous waste	CCM 5.5/ CE 2.3	0.10	0.0%	**EL**	N/EL	N/EL	N/EL	EL	N/EL								0.2%		
Bio-waste composting / Recovery of bio-waste by anaerobic digestion or composting	CCM 5.8 / CE 2.3	0.00	0.0%	**EL**	N/EL	N/EL	N/EL	EL	N/EL								0.0%		
Recovery of non-hazardous waste material	CCM 5.9	0.00	0.0%	**EL**	N/EL	N/EL	N/EL	N/EL	N/EL								0.3%		
Desalination	CCA 5.13	0.03	0.0%	N/EL	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Pedestrian infrastructure	CCM 6.13	0.10	0.0%	**EL**	N/EL	N/EL	N/EL	N/EL	N/EL								0.1%		
Railroad construction and maintenance	CCM 6.14	7.98	1.0%	**EL**	N/EL	N/EL	N/EL	N/EL	N/EL								1.4%		
Construction and maintenance of ports and waterways	CCM 6.16	0.29	0.0%	**EL**	N/EL	N/EL	N/EL	N/EL	N/EL								0.5%		

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Airport construction and maintenance	CCM 6.17	0.00	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	0.53	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Construction of new buildings	CCM 7.1 / CE 3.1	3.44	0.4%	EL	N/EL	N/EL	N/EL	EL	N/EL								1.6%		
Building rehabilitation	CCM 7.2 / CE 3.2	0.92	0.1%	EL	N/EL	N/EL	N/EL	EL	N/EL								0.2%		
Installation and maintenance of energy efficient equipment	CCM 7.3	0.01	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Installation and maintenance of recharging stations for electric vehicles in buildings	CCM 7.4	0.00	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Installation and maintenance of instruments to measure, regulate and control the energy efficiency of buildings	CCM 7.5	0.00	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.1%		
Acquisition and ownership of buildings	CCM 7.7	6.08	0.8%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Data processing, hosting and related activities	CCM 8.1	0.04	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Maintenance of roads and motorways	CE 3.4	8.55	1.1%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								2.4%		
CapEx of taxonomy-eligible but not environmentally sustainable activities (activities that do not conform to the taxonomy) (A.2)		**30.02**	**3.9%**	**2.8%**	**0.0%**	**0.0%**	**0.0%**	**1.1%**	**0.0%**								**7.4%**		
A. CapEx of eligible activities according to taxonomy (A.1+A.2)		**251.12**	**32.3%**	**31.2%**	**0.0%**	**0.0%**	**0.0%**	**1.1%**	**0.0%**										
B. INELIGIBLE ACTIVITIES ACCORDING TO THE TAXONOMY																			
CapEx of ineligible activities according to taxonomy		**525.66**	**67.7%**																
TOTAL		**776.78**	**100.0%**																

CapEx/Total CapEx ratio		
	that conforms to the Taxonomy by objective (Aligned and eligible)	**eligible according to taxonomy by objective**
CCM	28.5%	31.2%
CCA	0.0%	0.0%
CE	0.0%	2.6%
WTR	0.0%	0.3%

OPEX

FY2025	Year			Substantial contribution criteria						Criteria for no significant harm ("No significant harm")									
Economic activities	CODES	OPEX (MILL €)	Proportion of OPex year 2025(%)	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Minimum guarantees	Proportion of Turnover conforming to taxonomy (A.1.) or eligible according to taxonomy (A.2), year 2024 (%)	Facilitating activity category	Transition activity category
A. ELIGIBLE ACTIVITIES ACCORDING TO TAXONOMY																			
A1. Environmentally sustainable activities (conforming to the taxonomy)																			
OPEX of environmentally sustainable activities (conforming to the taxonomy) (A.1)		-	**0.0 %**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**0.0%**		
Of which: facilitators		-	0.0 %	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%								0.0%	F	
Of which: transitional		-	0.0 %	0.0%													0.0%		T
A.2. Taxonomy-eligible but not environmentally sustainable activities (activities that do not conform to the taxonomy)																			
OPEX of taxonomy-eligible but not environmentally sustainable activities (activities that do not conform to the taxonomy) (A.2)		-	0.00	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%								**0.0%**		
A OPEXof eligible activities according to taxonomy (A.1+A.2)		-	0.00	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%								**0.0%**		
B. INELIGIBLE ACTIVITIES ACCORDING TO THE TAXONOMY																			
OPEX of ineligible activities according to taxonomy		417.50	100.0 %																
TOTAL		**417.50**	**100.0 %**																

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	Proportion of total OPEx/OPEx	
	that conforms to the Taxonomy by objective (Aligned and eligible)	eligible according to taxonomy by objective
CCM	0.0%	0.0%
CCA	0.0%	0.0%
CE	0.0%	0.0%
WTR	0.0%	0.0%

NUCLEAR AND FOSSIL GAS

NUCLEAR ENERGY RELATED ACTIVITES	
The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	NO
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	NO
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	NO
FOSSIL GAS RELATED ACTIVITES	
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	NO
The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	NO
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	NO

SUSTAINABILITY LINKED BOND[1]

Aware of the crucial role of sustainable finance in supporting the transition to a low-carbon and more resource-efficient economy, Ferrovial has decided to establish a sustainability-linked financing framework that connects its future financing with its sustainability objectives, in order to drive sustainable performance and contribute to the future of the planet and generations to come.

The transaction was completed with the issuance of seven-year sustainability-linked bonds for a total value of €500 million (see note 5.2.2 of the Consolidated Annual Accounts for further information). Through this bond issuance, the Company commits to investors to meet the sustainability-linked objectives, having defined the following KPIs:

- Reduction of absolute Scope 1 and 2 GHG emissions.
- Partial reduction of absolute Scope 3 GHG emissions.

More information at: https://www.ferrovial.com/en/ir-shareholders/share-information/debt-issuances-rating/documents/sustainability-linked-financing-framework/

Sustainability linked bond (target) - Scope 1&2	**2009**	**2024**	**2025**	**2028**	**2030**
Total scope 1&2 (tCO_2eq)	601,893	335,876	284,009	409,660	389,425
Sustainability linked bond (target) - Scope 3[2]	**2015**	**2024**	**2025**	**2028**	**2030**
1 Purchased goods and services	1,746,399	869,564	980,085		
4 Upstream transportation and distribution	605,289	265,439	229,313		
5 Waste generated in operations	226,828	303,293	273,870		
Total scope 3 (tCO_2eq)	**2,578,516**	**1,438,296**	**1,483,268**	**2,063,031**	**2,007,273**

[1] SLB subject to the reduction target aligned with the 2°.
[2] Like for like according to Scope SLB Framework.

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ESRS E1 CLIMATE CHANGE

SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL(S)

	Stage*	Description	Likelihood of occurrence	Time horizon
Climate change adaptation				
(+) Impact	OP	Development of sustainable and resilient infrastructure that provides solutions for climate change adaptation.	Current	S
Risk	OP	Increase in maintenance and extraordinary repairs in infrastructure resulting from severe weather events.		L
Opportunity	OP	New opportunities for the development of sustainable and resilient infrastructure and services that support climate change adaptation, potentially generating competitive advantages through differential solutions.		S
Climate change mitigation and Energy				
(+) Impact	VC	Promote sustainable practices aimed at reducing carbon footprint and contributing to a cleaner and healthier environment.	Current	S
(+) Impact	OP, Pt	Improvement of the environmental performance of Ferrovial's projects (energy efficiency, emission reduction, etc.) enabled by the implementation of new technologies in the production process and digital management tools that support impact quantification.	Current	S
(-) Impact	VC	GHG emissions generated by the Company's activities.	Current	S
Risk	VC	Increase in, and/or non-compliance with legislative requirements or objectives linked to climate change and lack of availability of new technologies.		L
Opportunity	OP, C	Development of energy infrastructure, energy efficiency services, renewable energy generation and solutions to mitigate mobility-related emissions.		S

**OP: Own operations; VC: Value Chain; Pu: Purchases; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long term.*

Ferrovial applies the recommendations of the TCFD in the process of identifying, analyzing and managing risks and opportunities related to climate change in order to carry out a resilience analysis of the Company; for more information see IRO-1 in the ESRS2 General Information section.

The Company annually evaluates and quantifies risks related to its own operations across all its business units and geographies for different time horizons (short, medium and long term: 2025, 2030 and 2050) and climate scenarios. These scenarios reflect fundamental assumptions about how the transition to a low-carbon and resilient economy will influence related macroeconomic trends, energy consumption and mix, as well as expected technological development. The Company has a range of measures to adapt and mitigate the potential adverse effects of the identified risks, such as the adaptation of infrastructure design to climate change, the development of maintenance plans with greater frequency and climate considerations, establishing a decarbonization pathway of the Company with clear levers and ambitious objectives and, and relying on expert personnel and the continuous promotion of innovation in the field of infrastructures, among other measures. Sustainable and resilient infrastructure projects are designed to mitigate the risks to which the Company is exposed and guarantee long-term operational stability. Accordingly, through the aforementioned scenario analysis and the measures implemented by Ferrovial, it ensures that the Company's strategy and business model are resilient and adaptable to future climate conditions.

The methodology for climate risks is based on the Ferrovial Risk Management (FRM) methodology. This approach assesses the likelihood of risk occurrence, the impact on the Company, and its frequency. This resilience analysis is reviewed and updated in accordance with the FRM guidelines.

The methodology considers transition scenarios, based on the degree of implementation of climate change policies, presented annually by the International Energy Agency in the World Energy Outlook:

- Stated Policies Scenario (STEPS). It takes into account current policies defined at the sectoral level, as well as those announced by countries. This scenario would imply a global temperature increase of 2.4-2.8°C by 2100.
- Announced Pledges Scenario (APS) scenario. A scenario in which it is assumed that all climate commitments set by governments around the world, including Nationally Determined Contributions and long-term net-zero targets, will be met on time and on budget. This scenario would imply a global temperature increase of 1.9-2.3°C by 2100.
- Net Zero Emissions scenario by 2050 (NZE). It shows a challenging but achievable pathway in which the global energy sector achieves net CO_2 emissions by 2050, with advanced economies reaching that target ahead of others. This scenario would imply a global temperature increase of 1.3-1.5°C by 2100.

Physical climate scenarios consider anthropogenic changes through greenhouse gas concentration pathways, known as Representative Concentration Pathways (RCPs).

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- RCP 4.5. Emissions peak around 2040 and then decline. In this scenario, the temperature could rise by 2.6°C by 2100.
- RCP 8.5. Emissions continue to increase until they double by 2050, commonly referred to as the business-as-usual scenario. The average global temperature exceeds 4.4°C in 2100.

To analyze physical climate risks, Ferrovial, in collaboration with the Institute of Environmental Hydraulics of the University of Cantabria, has developed the ADAPTARE Climate Risk and Adaptation methodology and tool. ADAPTARE is based on the EU Taxonomy and follows the methodology of the framework proposed by the IPCC, considering three variables: climate-related risks, vulnerability (sensitivity and adaptability of the asset) and exposure (characterization and valuation of assets) of the infrastructure, taking into account the geolocation of infrastructure assets worldwide. The tool uses different datasets to characterize infrastructure and climate projections, modeling climate risk by describing changes in risk levels for the physical climate scenarios and time horizons mentioned above.

The time horizons consider the duration of the contracts associated with the assets evaluated. Infrastructure assets with long-term concession or owned by the Company are analyzed; by considering the selected time horizons, the Company can identify the main climate risks over the life cycle of its assets and implement adaptation measures, which are not linked on a one-to-one basis, these apply across multiple risks, since a single mitigation action can address several different ones to develop more resilient infrastructures.

Below are the results of the Company's resilience analysis, stating the main climate risks and their mitigation and/or adaptation measures:

Physical risks: Physical risks arising from climate change can lead to potential (acute) events or long-term (chronic) changes in weather patterns. There may be financial implications for organizations, including direct damage to assets or indirect impacts caused by disruptions in the production chain.		
Physical climate scenarios	**Main climate risks**	**Mitigation and/or adaptation measures**
• Representative Concentration Pathways (RCPs) 4.5 • Representative Concentration Pathways (RCPs) 8.5	A physical risk analysis was performed. First, the following climate hazards that could affect certain infrastructure assets within different lines of business were identified: • In relation to temperature: – Heat waves (acute) – Warm temperatures (chronic) – High temperatures (chronic) – Heat stress (chronic) – Wildfires (acute) – Thermal expansion (acute and chronic) • In relation to water: – Drought (acute) These climate hazards could lead to risks of increased maintenance requirements, shutdowns, and/or extraordinary repairs. More information about the risk assessment can be found in IRO-1 in the ESRS2 General Information section.	• ADAPTARE: implementation of a methodology and tool for the identification and analysis of physical climate risks that considers the IPCC's short-, medium- and long-term climate projections at project level. • There are multiple measures to ensure the resilience of infrastructure to climate change, defined through decades of design experience (such as the use of materials with greater resistance to high temperatures), considering variations in climatic conditions, as well as developing business continuity plans and adapted maintenance plans (such as winter plans). In addition, Ferrovial transfers these risks through a high level of insurance coverage.
Transition risks: The transition to a low-carbon economy may result in potential policy, legal, technological, and market changes aimed at addressing climate change-related mitigation and adaptation requirements. Depending on the nature, speed and scope of these changes, transition risks may involve financial and/or reputational risks to varying degrees.		
Climate transition scenarios	**Main climate risks**	**Mitigation and/or adaptation measures**
• Stated Policy Scenario (STEPS). • Announced Pledges Scenario (APS). • Net Zero Emissions scenario for 2050 (NZE).	• Impact on Ferrovial's share price resulting from failure to meet SBTi targets and its potential financial effect on share value due to negative market reactions. • Increased requirements for emissions reporting and other environmental climate disclosures. • Loss of competitiveness in bidding processes due to failure to meet or comply with environmental requirements or commitments. • New regulations that limit or modify the use of certain means of transport. • Lack of availability of new technologies. • Changes in customer and/or user behavior in transport usage. • Increase in the cost of electricity, and other activity-specific raw materials. • Penalties or additional cost for non-compliance with the objectives associated with the Sustainability-Linked Bond.	• Review and controls through the governance systems implemented by the Company (risk management, compensation, etc.). • Control and monitoring of energy consumption to ensure compliance with emission reduction targets. • Verification of greenhouse gas emissions in accordance with the international standard ISAE 3410 (Assurance Engagements on Greenhouse Gas Statements), which ensures the reliability of the data. • Development and implementation of the Deep Decarbonization Path, a plan to reduce internal emissions through the use of renewable energies, on-site electricity generation, energy efficiency, the use of alternative fuels or the replacement of machinery and vehicles.

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• Payment of a premium on the credit facility's debt margin due to non- compliance with the DJSI ESG score. • Potential donations in the Euro Commercial Paper (ECP) program for failure to meet each sustainability goal. • These risks could have an impact on revenues, the Company's share price or access to new contracts. • Design and application of shadow carbon pricing mechanisms for new investments. • Forecasting increases in operational costs associated with climate change in tender processes. • Search for innovative technological solutions to reduce energy consumption and emissions. • Study and collaboration with key stakeholders in the development of projects that support the transition to a low-carbon economy. *The risks have been ranked according to their potential financial impact on the Company, with the highest-priority or highest impact risks for each type of risk (physical or transition) being included at the top of the list. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_97

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With regard to opportunities, Ferrovial carries out a periodic assessment following the methodology mentioned above. The results are as follows:

Opportunities related to climate change

Mobility	Water	Energy	Infrastructure
Innovative solutions to mitigate emissions associated with mobility that include connectivity between infrastructure, vehicles and users, vehicle sharing and the electrification of transport, reducing congestion and pollution in cities. • **Managed Lanes**: A mobility service offered in congested urban corridors. The dynamic pricing structure relieves traffic and enables driving at moderate and constant speeds, resulting in a relative reduction of emissions. • **Vehicle charging points:** service offered to local governments and public institutions, companies, homeowners, etc., that promotes the use of low-emission vehicles.	Cadagua contributes to addressing the effects of climate change on water resources, focusing its business on the design, construction, operation and maintenance of water treatment facilities, enhancing resource availability in the natural environment and for human consumption. • **Wastewater treatment plants (WWTPs):** treatment in industrial and urban facilities to guarantee the supply of drinking water, protect the environment and prevent pollution. • **Drinking water treatment plants (DWTPs):** purification through a range of processes applied to surface or groundwater to obtain water. • **Seawater desalination plants:** desalination provides a solution to supply problems, especially in water-scarce areas.	Comprehensive solutions for the development, construction, management, and operation of energy infrastructures, as well as energy management services. • **Energy efficiency services:** delivering sustained savings and continuous improvement of facilities, reducing energy consumption and emissions. • **Construction and maintenance of renewable energy infrastructures:** advanced engineering services, construction, installation and electrical and technical maintenance for the renewable energy sectors. • **Renewable energy generation:** development of photovoltaic solar power plants, wind farms and cogeneration facilities at waste treatment plants, as well as PPA (Power Purchase Agreement) projects. The Company is committed to renewable energy generation to accelerate the energy transition. • **Electrification:** solutions for the development and management of electricity transmission networks. • **Building renovation:** transformation of buildings through construction solutions that reduce energy demand and facilitate the use of renewable energy.	New opportunities for the development of sustainable and resilient infrastructures that offer solutions for adaptation to climate change, providing competitive advantages through differentiated solutions. **ADAPTARE.** The Company, in collaboration with an IPCC (Intergovernmental Panel on Climate Change) expert, has developed a proprietary methodology to identify, analyze and assess the physical risks related to climate change and propose adaptation measures to mitigate the impacts they may cause on the infrastructure. This methodology is applied to the different types of projects that the Company develops and operates around the world. The analysis is carried out in the short, medium and long term in different climate scenarios. It takes into account the risk framework defined by the IPCC, as well as the adaptation criteria established in the EU Taxonomy Regulation. ADAPTARE automates this methodology and facilitates analysis and interpretation for project managers and developers.



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E1 - 1: TRANSITION PLAN FOR CLIMATE CHANGE MITIGATION Ferrovial has had a 2030 Climate Strategy since 2011, which is part of the Company's strategic plan and aligned with its sustainability strategy. The Quality and Environment Steering Committee, chaired by the Sustainability Director (who also serves as the Committee's secretary), is the body that executes the corporate climate change strategy in all the businesses that make up the Company. It is the forum where the results related to climate change projects are discussed, decisions are made, initiatives are defined and reviewed, as well as the application of the Quality and Environment policy throughout the Company. This committee analyzes aspects such as legislation, new legislative challenges in the countries in which the Company operates and market trends, as well as the recommendations of government agencies and other organizations. The Quality and Environment Steering Committee is composed, in addition to the Corporate Sustainability Director, by the highest representatives of the companies in this field. Committee meetings are held at least quarterly and may be more frequent if necessary. The Climate Strategy 2030 was approved and is monitored annually by the Management Board. Since 2022 (FY 2021), the Company has been committed to the "Say on Climate" initiative, which consists of presenting Ferrovial's Annual Climate Strategy Report at the General Shareholders' Meeting, for an advisory vote. In this way, in 2017 it has become the first Spanish company to undertake this commitment, and the first in its sector on a global scale. One of the cornerstones of the strategy is the Deep Decarbonization Path (DDP) plan, which establishes the mitigation lines that must be worked on to achieve the 2030 emission reduction targets. Since 2017, Ferrovial's 2030 Climate Strategy has had reduction targets validated by the Science Based Target Initiative (SBTi), the most recognized organization for establishing emission reduction targets. In 2025, Ferrovial obtained new SBTi-validated targets aligned with a 1.5 °C pathway, the information for which can be found in section ESRS E1-4: Targets Related To Climate Change Mitigation And Adaptation.* * Ferrovial is not excluded from EU Paris-aligned Benchmarks The Climate Strategy establishes a roadmap to decarbonize business activities, and through the Deep Decarbonization Path (DDP) Ferrovial sets the mitigation levers to work on to achieve the 2030 emissions reduction targets. The levers include the use of renewable electricity, energy efficiency measures, exploration of technology alternatives for low-carbon heavy machinery, transitioning to an electric and more efficient vehicle fleet, and promotion of biofuels. These decarbonization actions are integrated into business decision-making, ensuring a structured transition by promoting low- carbon solutions throughout the value chain. For further information about the decarbonization levers included in the Deep Decarbonization Path, see the section "ESRS E1-3: Actions And Resources In Relation To Climate Change Policies.” Blocked emissions: Ferrovial considers emissions related to waste management and treatment processes from assets in the United Kingdom and Poland as blocked emissions in 2030. These emissions are taken into account when developing the decarbonization plan (including emissions reduction by leverage) and setting emissions reduction targets, so that they do not compromise compliance with actions and targets related to the transition plan aligned with a 1.5°C pathway. Traffic emissions related to the Company’s concessions are not considered blocked emissions, Ferrovial does not include these emissions generated by customers in its carbon footprint inventory; these are considered as indirect use-phase emissions and are categorized as out-of-scope emissions. However, the Company will continue to report and verify these emissions when deemed appropriate and will work, to the extent possible, to reduce such emissions even if they are not found within its reduction targets. Progress in the implementation of the Transition Plan: 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_99 522,473 476,749 461,278 350,773 335,876 284,009 Base-year 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 -0.10% -4.20% -8.40% -12.60% -16.80% -21.00% -25.20% -29.40% -33.60% -37.80% -42.00% SCOPE 1&2 ABSOLUTE EMISSION REDUCTION TARGETS Scope 1&2 absolute emissions* % reduction target *Scope 2 emissions are market-based.

E1 - 2: POLICIES RELATED TO CLIMATE CHANGE MITIGATION AND ADAPTATION Policy Quality and Environment Policy Description Ferrovial, through its Quality and Environment Policy, aims to add value to its stakeholders, by developing and operating sustainable infrastructures and cities, leveraging talent, integrity, safety, excellence and innovation and ensuring the efficient use of available resources and minimizing the environmental impact of its activities. With this policy, it manages the risks and opportunities linked to climate change in all its activities, providing resilient and low-emission infrastructures and services. In addition, through the development of energy infrastructure, energy efficiency services, and the generation of renewable energy, among others, the Company is committed to reducing greenhouse gas emissions. Objective Benefit stakeholders by creating sustainable infrastructure and cities through talent, integrity, safety, excellence and innovation. Ferrovial addresses carbon and climate-related risks and opportunities across its portfolio of activities and focuses on providing low-carbon infrastructure and services. Associated material impacts, risks and opportunities • Material impacts: Reduction of greenhouse gas emissions and carbon footprint compensation, development of sustainable and resilient infrastructures, and GHG emissions generated by the Company's activities. • Opportunities: Development of energy infrastructure, energy-efficiency services, renewable generation and mobility-related emission-mitigation solutions, and development of sustainable and resilient infrastructures and services that offer solutions for climate change adaptation. • Risks: Increase and/or non-compliance with legislative requirements or objectives related to climate change, limited availability of new technologies, and increased maintenance and extraordinary repairs to infrastructure due to severe weather events. Follow-up and remediation process Ferrovial deploys its policies through the sustainability strategies of each business unit, which establish governance frameworks and performance indicators, with objectives and monitoring procedures that allow continuous control and evaluation of the management of mitigation-related issues and climate change adaptation. Scope of the policy Affected stakeholders The vision of this policy is to create value for the Company and for its customers, investors and employees. It also promotes mutual benefit in the relationships with customers, suppliers, and other external organizations to protect and improve the environment. To this end, open communication channels are established in order to foster synergies, share experiences and good practices, and leverage of opportunities that allow the Company to create value. In relation to the scope of application, this policy applies to: • Ferrovial SE and the companies that make up the Group, regardless of their sector of activity, geographical location or activities • Members of the governing bodies of Ferrovial SE or other Group companies (including supervisory boards or equivalent bodies) • Employees of any of the Group companies Geographic areas Global Value chain application The objective of the Environment and Quality Policy is to develop and operate sustainable infrastructures and cities, ensuring the efficient use of available resources and minimizing the environmental impact of the Company's activities and the value chain. Exclusions from application There are no exclusions from application. Policy approval flow Responsible party The principles and values of the Sustainability Policy, approved by the Board of Directors, are the basis for all other existing policies within the Ferrovial Group with sustainability implications, which have been approved by the Company and remain in force. The Quality and Environment Policy is approved by the Board of Directors, and the Quality and Environment Committee is responsible for its implementation. Consistency with third-party instruments or standards This policy is prepared under recommendations 2.1.5 and 2.1.6 of the Dutch Corporate Governance Code and is aligned with the Code of Ethics and Business Conduct, Ferrovial's Human Rights, Corporate Responsibility and Sustainability Policies. Stakeholder engagement Ferrovial ensures ongoing and permanent information-sharing through effective communication channels, leveraging new technologies and maintaining cooperation and transparency with the competent authorities and regulators. How it is made available This policy is available on Ferrovial's website (ferrovial.com) and through the internal communication channels. Significant policy changes N/A - no changes have been made. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 100_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

E1 - 3: ACTIONS AND RESOURCES IN RELATION TO CLIMATE CHANGE POLICIES The main actions on climate change, according to each of the decarbonization levers, are set out below: Decarbonization levers: The climate strategy establishes the roadmap to decarbonize business activities through the use of renewable energies instead of fossil fuels, while also developing new lines of business aimed at achieving the decarbonization of the economy and combating the effects of climate change. The Deep Decarbonization Path (DDP), which sets out the mitigation lines to be addressed to achieve the 2030 emissions reduction targets, is based on: • Fleet of electric and more efficient vehicles (expected reduction: 17,000-22,000 tCO2eq). • Reducing emissions associated with construction machinery through the implementation of energy efficiency measures by 2030 (expected reduction: 800-3,000 tCO2eq). • Reducing emissions from asphalt plants through energy efficiency by 2030 (expected reduction 7,000-12,000 tCO2eq). • Use of cleaner fuels: promotion of biofuels (expected reduction: 13,000-18,000 tCO2eq). • Consumption of 100% electricity from renewable sources: self-generation and procurement of renewable energy (100% of electricity from renewable sources - target for 2025) (expected reduction: 30,000-40,000 tCO2eq). Ferrovial expects to be able to reduce Scope 1 emissions by 37,000 - 55,000 tCO2eq and Scope 2 emissions by 30,000 - 40,000 as a result of these decarbonization levers by 2030 (vs 2020). The Group proactively manages its procurement process, focusing on embedded carbon reduction throughout the supply chain, especially in construction activities. Among the main initiatives and projects of the decarbonization strategy for Scope 3 emissions are: • Promotion of low-carbon products, in particular cement and concrete - Ferrovial works in collaboration with its most important suppliers to progressively integrate low-carbon cement on an industrial scale. Ferrovial has launched a Supplier Collaboration Program to work with them and better understand their emissions profiles. • Development of new raw materials with lower embodied carbon, using new technologies and innovative approaches (e.g. reducing the carbon content of modified asphalt bitumen by introducing recycled materials). • Using a green procurement catalog to promote sustainable product procurement. • Utilizing engineering design to reduce the use of the most carbon-intensive raw materials, which also improves efficiency in the construction process. • The Group encourages local procurement, where products are available, to minimize emissions from the transport and distribution of goods, and prioritizes low-carbon modes of transport, where possible, encouraging key suppliers to accelerate their adoption of low-carbon transport. • These actions are expected to reduce 500,000-540,000 tCO2eq. • Using a green procurement catalog to promote sustainable product procurement (expected reduction: 15,000-20,000 tCO2eq). • The Company, through its Circular Economy Plan, aims to increase recycling and reuse opportunities, especially in construction activities; the Plan includes actions such as the reuse of excavation in civil works (mainly transport infrastructure projects) and the on-site recycling of concrete/ asphalt from demolition work (expected reduction: 80,000-85,000 tCO2eq). Ferrovial expects to be able to reduce its Scope 3 emissions by between 595,000 and 645,000 tCO2eq as a result of these decarbonization levers by 2030 (vs 2020). The deployment of these decarbonization lines is not linear over time and will depend on their technological viability and economic efficiency. The transition plan is reviewed annually and the investment required to implement it is included in the financial planning, in order to ensure its viability in the future. For more information see section ESRS 2 General information, Minimum disclosure requirements (MDR-A). The investments made by Ferrovial under Delegated Regulation 2021/2178 are not directly related to the Deep Decarbonization Path (DDP), as they are associated with the development of third-party projects or activities that have an impact outside the perimeter of Ferrovial's footprint while the company's main activity is not the management or operation of assets but rather their construction. In addition to the actions described in the DDP framework, the Company continuously evaluates opportunities for collaboration with key stakeholders with the aim of identifying, promoting and developing strategic projects that contribute significantly to the reduction of emissions, in alignment with corporate commitments on sustainability and climate action. E1 - 4: TARGETS RELATED TO CLIMATE CHANGE MITIGATION AND ADAPTATION Ferrovial's 2030 Climate Strategy has ambitious objectives aligned with international agreements, and establishes the roadmap for the decarbonization of the Company’s activities through emission reduction targets endorsed by the Science Based Target Initiative (SBTi). Since July 2024, Ferrovial has embarked on the process of obtaining new targets aligned to 1.5 °C, which were validated by the SBTi in February 2025. The Company sought to increase the level of ambition of the short-term targets and set the goal of achieving net zero emissions by 2050 or earlier. The validated objectives are: • Reduce Scope 1 and 2 emissions by 42% by 2030 (base year 2020) in absolute terms. • Reduce Scope 33 emissions by 25% by 2030 (base year 2020) in absolute terms. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_101 3 It includes purchased goods and services, upstream transportation, waste generated in operations, and fuel and energy. Scope 1 and 2 targets are aligned with limiting global temperature increase to 1.5°C. The Scope 3 target is at the threshold of “well below 2°C”.

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- Reduce Scope 1, 2 and 3 emissions by 90% by 2050 (base year 2020) in absolute terms.

The new targets were presented to the governing body. The Climate Strategy Report 2025, which includes these new targets, will be put to an advisory vote at the Annual General Shareholders' Meeting.

The scope of the targets is the same as that of the GHG emissions reported in the section ESRS E1-6 Gross Scopes 1,2,3 And Total GHG Emissions, and they are based on market-based emissions. Additionally, the target values and base year emissions are also detailed in this section.
For more information on the climate scenarios considered to determine the decarbonization levers, see the section IRO-1 in ESRS 2 General information and SBM-3.
Ferrovial has had Scope 1, 2 and 3 reduction targets since 2017. In 2024, with the update of its reduction targets for all areas following the SBTi guidelines, 2020 was established as the new base year, representative of the Company's activity in all areas. The targets were established in accordance with the principles of the Quality and Environment Policy, with a focus on carbon management and climate risks and opportunities in the Company's activities aimed at the development of low-carbon infrastructure and services.

Although Ferrovial does not have a formalized process of direct collaboration with its stakeholders to determine its objectives, the Company continuously evaluates the effectiveness of its climate change mitigation and adaptation objectives and initiatives through internal evaluations.

E1 - 5: ENERGY CONSUMPTION AND MIX

Energy consumption and mix	2024	2025
(1) Fuel consumption from coal and coal products (MWh)	56,301.23	47,002.17
(2) Fuel consumption from crude oil and petroleum products (MWh)	713,552.39	822,305.28
(3) Fuel consumption from natural gas (MWh)	12,193.02	15,051.87
(4) Fuel consumption from other fossil sources (MWh)	0.00	166.38
(5) Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources (MWh)	49,219.86	2,821.36
(6) Total fossil energy consumption (MWh) (calculated as the sum of lines 1 to 5)	831,266.50	887,347.05
Share of fossil sources in total energy consumption (%)	85.62 %	80.84 %
(7) Consumption from nuclear sources (MWh)	2,227.30	1,585.09
Share of consumption of nuclear sources in total energy consumption (%)	0.23 %	0.14 %
(8) Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.) (MWh)	0	1215.66
(9) Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (MWh)	89,206.87	153,574.67
(10) The consumption of self-generated non-fuel renewable energy (MWh)	48,147.79	53,989.86
(11) Total renewable energy consumption (MWh) (calculated as the sum of lines 8 to 10)	137,354.65	208,780.18
Share of renewable sources in total energy consumption (%)	14.15 %	19.02 %
Total energy consumption (MWh) (calculated as the sum of lines 6, 7 and 11)	970,848.45	1,097,712.33

Note: Coal and coal product consumption for 2024 has been adjusted using specific calorific values for each reported fuel type.

Energy intensity per revenue	2024	2025	2025 VS 2024
Total energy consumption from activities in high climate impact sectors per net revenue from activities in high climate impact sectors (MWh/M€)	106.14	114.02	+7,4%

Note: The energy included as electricity consumption from renewable sources has the corresponding certificates of guarantee of renewable origin guarantee certificates of renewable origin as established with our electricity marketing companies. The consumption and share of consumption from nuclear sources is calculated based on the residual mix. Ferrovial, as a company that operates in the infrastructure sector, has activities in its business lines that are listed in NACE Sections A to H and Section L, considered as sectors with high climate impact (as defined in the Regulation (EU) 2019/2088 and Annex 1 of the related Delegated Regulation). Therefore, all Ferrovial's activities have been included in the calculation of total energy consumption and energy intensity. The data for 2024 has been adjusted due to a recalculation of coal consumption.

Revenue is taken from the consolidated income statement amount (see note 2.1 of the Consolidated Annual Accounts for further information).

Energy Production	2024	2025	2025 vs. 2024
Renewable Energy (MWh)	96,229	53,990	-43.9%
Non-renewable energy (MWh)	1,876	1,571	-16.3%

Note: Renewable and non-renewable energy for 2024 has been adjusted according to an update un Budimex's data. In 2025, the production of renewable energy does not include energy from Thalia due to lack of access to information.

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E1 - 6: GROSS SCOPES 1, 2, 3 GHG EMISSIONS AND TOTAL GHG EMISSIONS

	Retrospective Milestones and target years						
	Base Year 2020	2024	2025	2025 VS 2024	2030	2050	Annual target %/ Base year
Scope 1 GHG emissions							
Gross Scope 1 GHG emissions (tCO_2eq)	475,415	307,233	283,004	-8 %	303,034	47,542	3.63 %
Percentage of Scope 1 GHG emissions from regulated emission trading schemes (%)	0 %	0 %	0 %	0 %	0 %	0 %	
Scope 2 GHG emissions							
Gross location-based Scope 2 GHG emissions (tCO_2eq)	75,974	68,654	66,789	-3 %	37,625	7,597	
Gross market-based Scope 2 GHG emissions (tCO_2eq)	47,058	28,643	1,005	-96 %	0	0	10 %
Significant Scope 3 GHG emissions							
Total Gross indirect (Scope 3) GHG emissions (tCO_2eq)	2,458,654	1,883,659	1,916,147	2 %	1,559,011	245,865	3.66 %
1 Purchased goods and services	1,384,872	920,787	1,056,290	15 %	1,286,512	138,487	
2 Capital goods	309,106	153,622	143,960	-6 %	n/a	30,911	
3 Fuel and energy-related Activities (not included in Scope1 or Scope 2)	72,338	79,984	70,225	-12 %	65,399	7,234	
4 Upstream transportation and distribution	405,463	361,213	312,472	-13 %	n/a	40,546	
5 Waste generated in operations	214,557	303,293	273,870	-10 %	207,100	21,456	
6 Business travel	1,159	5,303	5,153	-3 %	n/a	116	
7 Employee commuting	16,851	16,504	6,911	-58 %	n/a	1,685	
8 Upstream leased assets	n/a	n/a	n/a	n/a	n/a	n/a	
9 Downstream transportation and distribution	n/a	n/a	n/a	n/a	n/a	n/a	
10 Processing of sold products	n/a	n/a	n/a	n/a	n/a	n/a	
11 Use of sold products	n/a	n/a	n/a	n/a	n/a	n/a	
12 End-of-life treatment of sold products	29,176	21,685	19,774	-9 %	n/a	2,918	
13 Downstream leased assets	n/a	n/a	n/a	n/a	n/a	n/a	
14 Franchises	n/a	n/a	n/a	n/a	n/a	n/a	
15 Investments	25,132	21,267	27,492	29 %	n/a	2,513	
Total GHG emissions							
Total GHG emissions (location-based) (tCO_2eq)	3,010,043	2,259,545	2,265,940	0.3 %	1,899,670	301,004	3.69 %
Total GHG emissions (market-based) (tCO_2eq)	2,981,127	2,219,534	2,200,155	-0.9 %	1,862,045	293,407	3.75 %
Biogenic emissions							
Gross biogenic emissions (tCO_2eq)	1,029,851	138,927	161,152	16 %			
Out-of-scope emissions							
Gross emissions outside the scope (tCO2eq)	1,405,895	2,288,243	2,637,663	15 %			

Note:

- *Total gross indirect (scope 3) GHG emissions target includes SBTi emission reduction target categories. In the base year these categories represent 84% of all Scope 3. Purchased goods and services value include also upstream transportation.*
- *The information on GHG emissions for the jointly operated project HS2 Main Works, in which Ferrovial holds a share of 15% and which is proportionally consolidated, is not included. This information does not represent a relevant deviation in the disclosed metrics.*
- *For the calculation of emissions in categories 1, 4 and 12, the type of materials considered has been increased. For category 7, the scope of the calculation was increased including the central offices in Poland. Consequently, emissions associated within these categories have been recalculated for previous years.*

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tCO2eq
2024
2025
307,233
283,004
Scope 1
28,643
1,005
Scope 2
1,883,659
1,916,147
Scope 3


SCOPE 3 EMISSIONS BY CATEGORY (2025)
7
6,911
12
19,774
15
27,492
6
5,153
5
273,870
4
312,472
3
70,225
2
143,960
1
1,056,290

GHG intensity per revenue	2023	2024	2025	2025 VS 2024
Total GHG emissions (location-based) per revenue (tCO2eq/M€)	324.59	235.37	235.4	-5%
Total GHG emissions (market-based) per revenue (tCO2eq/M€)	321.2	228.54	228.56	-6%

Note: Data relating to Ferrovial's total revenue have been obtained as reported in the consolidated income statement for the year 2025. 2024 figures has been updated due to Scope 3 recalculations.

Methodology

Since 2009, the carbon footprint (scope 1 and 2) has been calculated and reported for 100% of activities under the operational control approach as an organizational boundary. In relation to the requirements of the ESRS, the scope of the carbon footprint includes the entire financial consolidation perimeter, with the exception of two joint ventures operated by the Company in the United Kingdom, the impact of which is not considered material. The Scope 1 and Scope 2 GHG emissions included all entities within the consolidated accounting group. The calculation methodology is based on the GHG Protocol (WRI&WBCSD) and is aligned with ISO 14064-1:2018. However, additional methodologies are applied to address specific aspects of the business, such as the UK DEFRA methodology and Scope 3 operations, and the EPER methodology for estimating diffuse emissions from landfills.

As part of its Carbon Footprint procedure, Ferrovial recalculates its inventory whenever there are structural changes or new activities relevant to the Company, a change in the calculation methodology (emission factors, approach, etc.) or changes in annual consumption, in order to ensure the comparability of the information between the different years.

The GHG emissions generated by Ferrovial's activities are classified as follows:

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DIRECT EMISSIONS (SCOPE 1)

Those from sources owned or controlled by the Company. They mainly come from:

- Fuel combustion in stationary sources to produce electricity, heat or steam, including the incineration of solid waste.
- Fuel combustion in vehicles owned or controlled by the Company.
- Diffuse emissions: emissions not attributable to a single point source, such as biogas emissions from landfills.
- Fugitive emissions: emissions from refrigerants.

INDIRECT EMISSIONS (SCOPE 2)

Generated as a result of the consumption of purchased electricity, heat and cooling from other companies that produce or control it.

The calculation of GHG emissions includes the CO_2 equivalence of the following gases: CO_2, CH4, N2O, HFCs, PFCs, SF6 and NF3.

Emissions from carbon credits or allowances purchased, sold or transferred have not been included in the calculation of indirect GHG emissions when generating energy (Scope 2). In terms of scope 2 consumption of electricity, heat and cooling: 23.2% originate from Energy Attribute Certificates (EACs), 25.7% from self-consumed electricity of 100% renewable sources, 49.8% from renewable electricity contracts with suppliers and 1.3% from non-renewable district heating supply.

INDIRECT EMISSIONS (SCOPE 3)

Since 2012, Ferrovial has calculated all Scope 3 emissions following the guidelines established in the Corporate Value Chain Accounting and Reporting Standard (Scope 3) published by the GHG Protocol Initiative, WRI and WBCSD. Ferrovial calculates 9 out of the 15 categories included in the Corporate Value Chain (Scope 3), the standard accounting document and the Company's information. 92% of Scope 3 GHG emissions have been calculated using primary data. The categories that do not apply are:

- **Downstream transportation and distribution.** Ferrovial does not sell transported or stored products.
- **Processing of the products sold.** Ferrovial does not have products that are going to be transformed or included in another process to obtain another product.
- **Downstream leased assets.** Ferrovial has no assets that it leases to other companies.
- **Franchises.** Ferrovial does not act as a franchisor.
- **Use of sold products:** Ferrovial has no direct emissions in the phase of use of the products or services sold by the Company
- **Upstream leased assets:** Ferrovial does not operate assets leased by the Company in the reporting year and that are not already included in the reporting Company's Scope 1 or 2 inventories.

The calculation methodology applied to the relevant categories is as follows:

Category	Description	Methodology for calculating applicable categories:
1	Purchased goods and services	This section includes emissions related to materials purchased by Ferrovial for use in products or services offered by the company. Includes emissions from the different phases of the life cycle: extraction, pre-processing and manufacturing. Excludes the use and transport phase. This category includes the most relevant materials from an environmental and purchasing volume point of view, such as bitumen, concrete, steel, aggregates, cement and asphalt agglomerate. The methodology consists of applying a specific Defra conversion factor to the quantity of these materials purchased.
2	Capital goods	This category includes all upstream (i.e., cradle-to-gate) emissions from the production of capital equipment purchased or acquired by the company in the year, including total net additions, plant and machinery, fixtures, fittings, tooling and furniture. EPA (United States Environmental Protection Agency) sector specific economic conversion factors are used.
3	Fuel- and energy-related activities (not included in Scope 1 or Scope 2):	This section considers the energy required to produce the fuels and electricity consumed by the Company, as well as electricity transmission and distribution losses. To calculate the emissions corresponding to fuels (gasoline, diesel, natural gas, propane, LPG...) and electricity, DEFRA well-to-tank (WTT) emission factors are applied. For electricity loss in transportation, the conversion factor applied is country-specific and comes from the International Energy Agency.
4	Upstream transportation and distribution	The emissions under this category are related to the transportation and distribution of the materials purchased by Ferrovial that are included in the purchased goods and services category. DEFRA conversion factors are applied to each type of transportation considering the distance travelled.
5	Waste generated in operations	The emissions in this section are related to the waste generated by the Company's activity that has been declared during the year. DEFRA emission factors are applied to each of the quantities of this waste. This section includes: • Construction and demolition waste. • Non-hazardous waste: assimilable urban waste, wood, vegetable waste. • Hazardous waste. • Excavated soil disposed of in landfills.

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6	Business travel	This category includes emissions associated with business travel, whether by train, plane, taxi or rented vehicles used for travel. For this category, data provided by the travel agency or accounting data such as the type of trips, trips or expenses are used. The DEFRA emission factors are applied to these data to obtain the emissions associated with each type of journey. Emissions from well-to-tank (WTT) and from tank-to- wheel (TTW) are included.
7	Employee commuting	This category includes emissions from employees commuting between their homes and workplaces. Ferrovial calculates the emissions of employees in construction, infrastructure and central office functions across the Ferrovial Group in Spain and Poland. The information required is: • Number of employees. • Distance from employees' homes to the office. • Type of transport used when not commuting on foot: car, motorcycle, metro, bus or train. To obtain information on the type of transport modes used and distances, employee mobility surveys were conducted. DEFRA emission factors are applied to these data to calculate emissions related to each type of journey. Both "well-to-tank" (WTT) and "tank-to-wheel" (TTW) emissions are included.
12	End-of-life treatment of sold products:	This category includes emissions from the disposal of waste generated at the end of the useful life of products sold by Ferrovial in the reporting year. Ferrovial offers services and products. Services, being labor based, do not generate emissions associated with this category. As for the products sold, they correspond to constructed infrastructure assets. In this case, the most relevant materials, from an environmental point of view and by volume, that are included in the construction of infrastructures are wood, paper, barriers, asphalt and concrete. Therefore, at the end of the useful life of the infrastructures, the waste that must be managed corresponds to them. These products are subject to DEFRA emission factors to obtain emissions from the disposal of waste generated at the end of the infrastructure's useful life.
15	Investments	It accounts for Scope 1 and Scope 2 GHG emissions related to investments in highways over which Ferrovial has no operational control.
	Biogenic emissions	According to the IPCC (Intergovernmental Panel on Climate Change) and the Protocol for the Quantification of Greenhouse Gas Emissions from Waste Management Activities, CO2 from the combustion of captured and piped biogas that is burned in flares, in cogeneration processes or in boilers must be reported as zero. This is because this gas comes from the decomposition of products containing organic matter of animal or plant origin that was previously captured by living organisms and, therefore, belongs to a carbon-neutral cycle. These emissions also include the incineration of organic matter in incineration plants.

E1 - 7: GHG REMOVALS AND GHG MITIGATION PROJECTS FINANCED THROUGH CARBON CREDITS

In the last financial year, the Company has set the goal of reaching Net Zero emissions by 2050 or earlier through the SBTi for direct emissions by reducing emissions and voluntarily offsetting those that cannot be reduced. Offsetting is carried out through neutralization and mitigation actions outside the value chain, relying on nature-based solutions.

To ensure that the offsets comply with the principles of additionality, permanence and avoidance of double counting, Ferrovial acquires carbon credits from recognized quality standards, such as the VCS Standard and Gold Standard.

Carbon credits cancelled in the reporting year	**2024**	**2025**
Total (tCO_2eq)	26,842	29,062
Share from removal projects (%)*	6.5%	7.5 %
Share from reduction projects (%)	93.5%	92.5 %
Verra VCS (%)	86.5%	23.2 %
Gold Standard (%)	12.2%	75.3 %
Other**	1.3%	1.5 %
Percentage of projects in the EU (%)	1.3%	1.5 %
Percentage of carbon credits qualified as corresponding adjustments (%)	0	0

**Removal projects originate from biological sinks.*

*** Offsetting projects carried out in Spain and recognized by the Ministry for Ecological Transition and the Demographic Challenge (MITECO in Spanish)..*

The carbon credits Ferrovial expects to cancel in future periods amount to 63,973 tCO_2eq by 2026 based on contractual agreements. This future cancellation is a high-level estimate and may be subject to change. In this way, Ferrovial addresses climate change outside its value chain and contributes to the reduction of global CO_2e emissions, complementing the current climate strategy.

The Company also carries out the Compensa project, which consists of the reforestation of burned or agricultural areas in the Community of Madrid. This project generates a double positive impact, both environmental and social, since it restores degraded land while promoting local employment. It has been developed in Torremocha del Jarama, where 7.7 hectares have been reforested with a total of 4,000 trees, which will absorb approximately 2,000 tCO_2eq. The project was developed in accordance with the requirements, principles and methodologies established by MITECO for the registration of GHG removal projects.

It should be noted that the Spanish Ministry for the Ecological Transition and the Demographic Challenge has awarded Ferrovial in 2025 the highest level of recognition for its work in "Calculating", "Reducing" and "Offsetting".

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E1 - 8: INTERNAL CARBON PRICING SYSTEM

Shadow Carbon Pricing

The Company applies a methodology to economically quantify the potential climate risk of its most relevant investments using the Shadow Carbon Pricing modality in order to factor this impact on new investments. The tool takes into account Scope 1 and Scope 2 emissions, and those Scope 3 emissions that are relevant to the project, applying variable prices per ton of carbon for different time horizons, geographies and types of carbon dioxide. The calculation process is required when evaluating new investments and involves:

1. Determining current or prevailing carbon prices in different countries and sectors, taking into account both explicit (such as carbon taxes and emissions trading schemes) and implicit (such as fuel taxes) mechanisms.
2. Defining of an optimal carbon price based on studies by the International Energy Agency (IEA) and the International Renewable Energy Agency (IRENA).

From this information, the shadow carbon price is calculated, resulting in different prices for each country, sector, and time period, which are then combined to obtain an average shadow carbon price for each type of project. For 2025, the average carbon price is €34 per ton of CO_2*.

Ferrovial has implemented a tool through which the management responsible for each project inputs information into the tool that includes business unit, type of infrastructure, country, start date, end date and Scope 1 and Scope 2 emissions. Following a case-by-case study, emissions associated with Scope 3 emissions are included where relevant.

This tool contains algorithms and a database that calculate the project's Shadow Carbon Price based on the information described above, on an annual basis and over the entire concession period.

More specifically, it allows for the calculation of:

i. the net carbon footprint of the project (defined as the increase or decrease in emissions attributable to the project compared to the pre-existing situation or the situation that would occur if the project were not executed)

ii. the net annual distribution of the footprint over the time horizon considered in the investment project, and

iii. the applicable carbon prices, which will depend on the type of project, the activities involved and the country or geographical region of implementation.

**Since the investments analyzed with shadow carbon pricing related to future investments, no locked-in emissions have been identified for this reporting period. This price is used as decision-support information when making decisions about new investments and is not recognized in the financial statements.*

TIME HORIZONS

2030 - 2040 - 2050

TYPE OF PROJECT

Airports

Highways

Waste management

Water management

Energy assets (natural gas)

Data Centers

Construction

GEOGRAPHIES*



**Geographies included in the methodology: Australia, Brazil, Canada, Chile, Germany, Ireland, Mexico, Middle East, Peru, Poland, Portugal, Spain, United Kingdom, U.S., India, Colombia*

FERROVIAL'S AVERAGE PRICE OF EMISSIONS:

2030	2040	2050
€62	€118	€178

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ESRS E3 WATER AND MARINE RESOURCES

MANAGEMENT OF IMPACTS, RISKS AND OPPORTUNITIES, AS WELL AS METRICS AND TARGETS UNDER THE ESRS E3.

	Stage*	Description	Likelihood of occurrence	Time horizon
Water				
(+) Impact	OP, Pt, Pu	Increase in water availability, efficient water use, and improvement of water quality through Cadagua's operations.	Current	S
Opportunity	VC	Through Cadagua, Ferrovial contributes to addressing the impacts of climate change on water resources, by focusing its business activities on the design, construction, operation and maintenance of water treatment facilities, thereby supporting the availability of resources in the natural environment and for human consumption.		S
(-) Impact	OP, Pt, Pu	Water extraction, consumption, and discharge in areas of water stress (including surface water and marine resources).	Current	S

** OP: Own operations; VC: Value Chain; Pu: Purchases; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long term.*

E3 - 1: POLICIES RELATED TO WATER AND MARINE RESOURCES

Policy	Water policy
Description	Ferrovial, through its Water Policy, recognizes water as a finite and irreplaceable natural resource and access to water as a fundamental human right, directly linked to global change and a necessary and key element within the circular economy. Once its value both for the Company's processes and the environment has been identified, it focuses its water management strategy on the availability of the resource, its quality and the balance of the ecosystems in which it is located. The Water Policy, as shown in the table, addresses the following issues: • Compliance with applicable water-related legislation and regulations, as well as the specifications of international reference standards and those established internally by the organization, guiding its management towards achieving the highest quality standards. • Support for the development of regulatory frameworks aimed at the efficient and sustainable use of water. • Responsible and efficient management of the resource, taking into account its integral cycle, fostering social development and the conservation of the ecosystem. This includes a commitment to reducing water consumption in all areas where Ferrovial operates, including areas exposed to water-related risks. • Identification of solutions to the growing demand for drinking water and deterioration in quality due to pollution.
Objective	The objective of this policy is to define and establish the principles and criteria governing actions in the field of water use and management.
Associated material impacts, risks and opportunities	• Material impacts: Increased water availability, efficient consumption and improved water quality, and the extraction, consumption and discharge of water in areas of water stress (surface water and marine resources). • Opportunity: design, construction, operation and maintenance of water treatment facilities, and support the availability of the resource in the natural environment and for human consumption.
Follow-up and remediation process	Ferrovial deploys its policies through the corresponding strategies, which in turn define governance schemes and indicators with objectives and monitoring procedures that allow the efficient management of the integral water cycle and its responsible use in the Company's direct operations to be continuously monitored and evaluated, optimizing the balance that results in the Group's water footprint.
Scope of the policy	
Affected stakeholders	Ferrovial promotes the principles of the Water Policy among all its stakeholders. In terms of scope, this policy applies to: • Ferrovial SE and Group companies, regardless of their business activity, geographical location, or operations; • Members of the governing bodies of Ferrovial SE and other Group companies (including supervisory boards or equivalent bodies); • Employees of any of the Group companies.
Geographic areas	Global
Value chain application	As it affects all stakeholders, the scope of this policy covers the entire value chain.
Exclusions from the application	There are no exclusions from application.

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Policy approval flow Responsible party The Board of Directors approves the Sustainability Policy, which is implemented through additional more specific policies, such as the Quality and Environment Policy and the Water Policy (the implementation of both policies is overseen by the Quality and Environment Committee). Other issues to report (if applicable) Consistency with third-party instruments or standards Ferrovial's water policy is aligned with internationally recognized standards, adhering to the principles set out in The Water Footprint Assessment Manual, the Global Water Tool (GWT) and the Global Reporting Initiative (GRI-G4). These frameworks guide the Company's methodology for calculating and reporting on its water footprint, ensuring a comprehensive analysis of water-related risks and opportunities across its operations. Stakeholder engagement Ferrovial's Water Policy incorporates the interests of key stakeholders by addressing regulatory requirements, the sustainable use of water resources, and operational efficiency. Ferrovial also takes into account the needs of local communities by implementing measures to reduce water consumption, improve efficiency and minimize its impact on shared water resources. In addition, the policy promotes transparency by monitoring and reporting water use in accordance with recognized frameworks, ensuring transparency to investors, customers and other stakeholders. How it is made available This policy is available on Ferrovial's website (ferrovial.com) and through the internal communication channels. Significant policy changes N/A - no changes have been made. To this end, indicators, targets, monitoring procedures and strategies have been established that allow continuous control and evaluation of water management in the direct operations of the Company, optimizing the balance that results in the Group’s water footprint. The Company’s own water footprint calculation methodology takes into account the water stress factor of each region in which it operates, assigning greater impact to the catchments of the areas with greater water stress, with special emphasis on the management practices implemented in those areas. In addition, as set out in Ferrovial's Water Policy, the Company supports the development and use of new technologies that allow for a more efficient use of water resources (more information in E3-2 section). The Quality and Environment Policy includes compliance with environmental regulations, focusing on minimizing the Company’s impact and preventing pollution. To this end, the best practices are applied to prevent the pollution of the environment in which the Company’s activities are carried out and contingency plans are established when necessary. In the context of growing demand for drinking water and deterioration of quality due to pollution, the Company, through its subsidiary Cadagua, plays a key role in water management, contributing to addressing major challenges regarding water supply, quality, sanitation and pollution, especially in areas with water scarcity. In addition, in line with the global strategy to promote sustainable infrastructure, the Company supports the development of infrastructure assets that foster access to basic rights such as water to vulnerable communities through the social infrastructure initiatives, which provide access to drinking water and sanitation to populations in developing countries. In order to minimize those negative IROs identified in the Double Materiality Assessment, the Water Policy already contains some principles to carry out such mitigation: • Responsible and efficient management of water resources, taking into the entire water cycle, promoting social development and the conservation of the ecosystem. • Integration of water use and management into the Company's risk management strategy. • Establishment of indicators, targets, monitoring procedures and strategies that allow for the efficient management of the entire water cycle, and its responsible use in the Company’s direct operations to be continuously monitored and evaluated, optimizing the balance that results in the Group's water footprint. In addition, the methodology established for the calculation of the water footprint allows for efficient management of water resources in each geographical region, considering the level of country-specific water stress. At the local level, both the sources of water extraction and the discharge destinations are evaluated to minimize environmental impacts. Projects also implement local measures aimed at reducing water consumption throughout the entire life cycle of the infrastructure, encouraging water reuse. This includes adopting strategies to prevent water pollution during the construction and operational phases of buildings and infrastructure. Examples of these actions include the installation and maintenance of the necessary devices and mechanisms to guarantee water quality that may be affected by activities, such as pollutant retention ponds and sediment barriers. E3 - 2: ACTIONS AND RESOURCES RELATED TO WATER AND MARINE RESOURCES As a user of water resources and provider of water-related resources, the Company manages water responsibly and efficiently, taking into account the entire water cycle, from groundwater and surface water to wastewater, promoting both social development and the preservation of ecosystems. Through its subsidiary Cadagua, the Company plays a key role in the management of water resources, helping to address major challenges related to supply, quality, sanitation and pollution, especially in areas with water scarcity. In this regard, the Company is working on the application of advanced treatments to eliminate contaminants of emerging concern, as well as antibiotic-resistant bacteria. The Company has implemented actions to address environmental challenges related to water resources, some of them in areas of high-water stress. Ferrovial's own water footprint methodology obtains water stress factors for each country where it operates from the Aqueduct Water Risk Atlas tool. Areas categorized as Medium-high or High are considered as water-stressed, while areas categorized as Extremely-high are considered high water- stressed. These main actions are carried out on an ongoing basis depending on the type of project, and some of the main good practices are detailed below: 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_109

Construction activities • LINEA CIRCULAR METRO OPORTO: On the construction site of Porto’s circular metro line (Portugal), water generated during excavation and tunneling works is being reused for various construction activities. These include foundation works and soil improvement through jet-grouting, as well as general site cleaning and dust-suppression watering. This reuse strategy aims to reduce the consumption of potable water, minimise waste, and promote a more sustainable construction process. Since the beginning of the project, a total of 85,931 m³ of water has been successfully reused. In 2025, 21,642 m³ of water have been reused, demonstrating the project’s commitment to resource efficiency and circular-economy principles even more important in water stressed areas. • LINEA 8 BARCELONA METRO: Ferrovial Construction is in charge of the Line 8 of the Barcelona Metro (Catalonia, Spain) construction. The project faces the challenge of operating in the context of a prolonged drought in Catalonia. Water-saving measures were proposed within the scope of the project to reduce water consumption and thereby help mitigate the situation as much as possible. Consequently, it was decided to propose changes in construction procedures for certain items, such as the case of the piles. The type of piles used has enabled an execution methodology that results in an estimated saving of 300 m³ of water. Furthermore, a different type of bentonite slurry has also been selected for piling works, which reduces the water consumption required for its production and increases efficiency in its use, leading to an estimated total saving of more than 10,000 m³. Furthermore, the tunnel boring machine (TBM) used for the construction of the metro tunnel requires large volumes of water which is why alternatives such as the use of groundwater are being explored. Cadagua, water treatment activities • ETAP DEL TER: In relation to the improvement and optimisation of water treatment processes, Cadagua, together with its partner, has begun the execution of the expansion and rehabilitation works of the Ter Drinking Water Treatment Plant (DWTP), the largest water treatment plant in Catalonia (Spain), with a treatment capacity of 8 cubic meters per second (8 m³/s) and four tanks capable of up to 557,664 m3. The concession has a budget of 102 million euros and an execution period of 48 months. In this contract, whose works are progressing satisfactorily, Cadagua is implementing an innovation project focused on the incorporation of Activated Carbon and Ozonation—technologies that guarantee quality and aim to enhance the sensory properties of water while eliminating traces of emerging contaminants such as pharmaceuticals present in surface waters influenced by anthropogenic activity. Regarding the innovative tasks, during 2025 the adsorption isotherm tests were completed at the laboratories of the AINIA technology centre. These tests compared up to seven different activated carbons against three distinct emerging contaminants, providing key insights into their adsorption capacity. Currently, rapid filtration column tests are being conducted to determine the breakthrough point and assess which carbons exhibit earlier exhaustion, enabling the selection of the most efficient material for the final phase. In parallel, work has commenced on adapting the pilot plant at the water treatment facility, where the third phase of the research project under this significant contract will be carried out, with the objective of validating the performance of the selected carbons under real operating conditions. For more information on corrective measures related to affected communities, see section "ESRS S3-3: Processes To Remediate Negative Impacts And Channels For Affected Communities To Raise Concerns”. These actions are part of Ferrovial's broader commitment to sustainability and the preservation of the natural environment, and are aligned with its sustainability and water resources management strategy. By the end of 2025, 277 employees4 were working in the various Quality and Environment departments of Ferrovial and its subsidiaries, representing an expenditure of approximately 18.69 million. The water management strategy takes into account water resources in terms of availability (water stress), quality and balance of the ecosystems on which it has an impact, so the policies and actions described above are applied with the highest level of rigor in all the natural environments in which the Company operates. In addition, in those regions and activities in which permits are required for the consumption of surface or groundwater, these are obtained taking into account the joint rational exploitation of the resources and, therefore, their concession takes into account the forecasts established in the applicable hydrological plans. E3 - 3: TARGETS RELATED TO WATER AND MARINE RESOURCES As explained in the following section, Ferrovial developed a methodology based on internationally recognized standards for the calculation of the water footprint, which enables water management to be carried out at geographical level. The Company has set the following targets in relation to its water footprint: • Reduce Business Water Index (BWI) by 20% by 2030 (base year 2017 data is 3,110,263). In 2025, a reduction of 25.1% compared to 2017 (-3.5% compared to 2024) was achieved. The target-year value is 2,488,210. This objective implies the reduction of water consumption across Ferrovial's businesses, as well as discharges, taking into account the water stress of the regions in which it operates. • Annual compensation 70 times the BWI [Water Treatment Index (WTI) + Water Access Index (WAI)] > 70 BWI. In 2025, 175 times the BWI was compensated (1265 in 2024). This target takes into account the improvement of water quality, as the BWI is offset by the positive impact of the WTI and the WAI. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 110_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT 4 This indicator does not include Budimex (see note 2.2 of the Consolidated Annual Accounts for further information). 5 For more information see ESRS S2, BP-2.

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Ferrovial's objectives apply to the Company´s financial consolidation scope and were set on a voluntary basis. Trend analyses, as well as the requirements of analysts and investors, were considered when setting these objectives. Targets were also established in accordance Water Policy principles, with a focus on the efficient and responsible use of water and the search for solutions to reduce the water footprint. The Company continuously evaluates the effectiveness of its water-related goals and initiatives through internal assessment processes.


Water Treatment Index*
2025: -407,705,107
2024: -303,277,607
Water Access Index*
2025: -664,536
2024: -496,703
+
−
*Dimensionless
Bussiness Water Index*
2025: 2,329,144
2024: 2,412,394

POSITIVE CONTRIBUTION
The water treatment activity together with the social action projects help to offset the impact of water consumption and discharges needed and generated by the business units.

E3 - 4: WATER CONSUMPTION

WATER WITHDRAWAL (ENTITY-SPECIFIC INDICATORS)

	2022	2023	2024	2025
	Total extraction of water	Total extraction of water	Total extraction of water	Total extraction of water
Supply network (m^3)	931,346	1,115,436	1,362,930	1,416,596
Surface freshwater (m^3)	343,306	328,462	204,525	74,556
Groundwater (m^3)	658,167	629,316	717,009	599,495
Rainwater (m^3)	6,580	181	0	2,882
Water from wastewater (m^3)	0	0	21	0
Pre-treated water in Cadagua (m^3)	4,699,448	4,321,764	4,668,729	4,328,765
Recycled water - reused (m^3)	21,899	43,765	65,960	45,023
Total	6,660,746	6,438,924	7,019,174	6,467,317

Note:

- *2024 data have been restated due to needed corrections in data found during the reporting year. For groundwater, 2022 and 2023 data has also been restated. For more see BP-2.*
- *The information on water withdrawal indicators for the jointly operated projects HS2 Main Works and Ontario Transit Group Constructor GP, which are proportionally consolidated, are not included. This information does not represent a relevant deviation in the disclosed metrics.*

WATER DISCHARGE

	2022	2023	2024	2025
Total (m^3)	217,820	178,108	241,126	250,300

Note: The information on water discharge indicators for the jointly operated projects HS2 Main Works and Ontario Transit Group Constructor GP, which are proportionally consolidated, are not included. This information does not represent a relevant deviation in the disclosed metrics.

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WATER CONSUMPTION*

	2022	2023	2024	2025
Total water consumption (m^3)	6,442,927	6,260,816	6,778,048	6,217,017
Water consumption intensity (m^3/€M)[1]	853.25	735.27	740.93	645.79
Water consumption in water-stressed areas (m^3)	6,207,185	6,076,994	6,578,686	5,882,057

**According to the water footprint methodology, water-stressed areas refer to the countries in which the Company operates: Australia, Chile, Colombia, Spain, France, Poland, Portugal and Turkey.*

[1]This ratio has been calculated based on the revenues included in the Profit and Loss Statement of the 2025 Financial Statements.

Notes:

- *2024 data have been restated due to needed corrections in data found during the reporting year. For total water consumption, 2022 and 2023 data has also been restated. For more information see BP-2.*
- *The information on water consumption indicators for the jointly operated projects HS2 Main Works and Ontario Transit Group Constructor GP, which are proportionally consolidated, are not included. This information does not represent a relevant deviation in the disclosed metrics.*

Ferrovial is committed to sustainable practices and the responsible management of water resources. The methodology established for the calculation of the water footprint allows for the efficient management of water resources across each geographical area, taking into account the country-specific level of water stress. At the local level, both sources of water withdrawal and discharge destinations are assessed to minimize environmental impact. In addition, projects implement measures to reduce water consumption and encourage water reuse, including measures to prevent water pollution.

The calculation methodology is Ferrovial's proprietary methodology and has been developed according to the principles of The Water Footprint Assessment Manual (WFM) and the Global Water Tool (GWT), two internationally recognized references for the calculation of water footprint assessment. This methodology takes into account the source of water withdrawal, assigning different weights depending on its origin, the country's water stress and the destination of the discharges and their quality according to the treatment they have received. It is composed of three indexes:

- Business Water Index (BWI): measures the negative impact produced by activities as a result of water consumption and discharges generated.
- Water Treatment Index (WTI): measures the positive impact of the water treatment processes carried out at Cadagua's facilities.
- Water Access Index (WAI): determines the positive impact of social action projects aimed at improving access to water and sanitation in vulnerable communities.

Data on water according to the different sources is obtained directly from the contracts of each of the business lines, using the different existing information systems available, given the diversity of operational activities. Data is consolidated at the corporate level with the water footprint tool used to prepare this report. For reporting purposes, financial control is considered the organizational boundary. In relation to the requirements of the ESRS, the scope of the water footprint includes the entire financial consolidation perimeter Under this approach, the Company accounts for data from those sources over which it has full authority to introduce and enforce its operational policies, regardless of their stake in the Company.



112_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

ESRS E4 BIODIVERSITY AND ECOSYSTEMS

SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL(S)

To identify material impacts, dependencies, risks and opportunities and their interaction with strategy and business model, Ferrovial followed the Taskforce on Nature-related Financial Disclosures (TNFD) and its LEAP (Locate, Assess, Assess and Prepare) approach.

In accordance with the LEAP methodology, the Company has identified its business lines that negatively impact biodiversity-sensitive areas (roads, waste treatment plants and landfills, water treatment and desalination plants, photovoltaic solar farms, wind farms and transmission lines) and priority locations for the entire Company.

	Stage*	Description	Likelihood of occurrence	Time horizon
Direct impact drivers of biodiversity loss				
(-) Impact	OP, Pt, C	Loss of biodiversity and natural capital in construction and surrounding areas as a result of large-scale infrastructure projects.	Current	S
(+) Impact	OP, Pt	Conservation and respect for the natural environment, under the principle of "no net loss of biodiversity", seeking to minimize and compensate for the negative impacts of activities thanks to environmental planning and the commitments undertaken.	Current	S
Impacts and dependencies on ecosystem services				
Risk	OP, Pt	Scarcity of certain ecosystem services on which the Company depends to carry out its activities, as well as the alteration in the extension and condition of ecosystems.		S

** OP: Own operations; VC: Value Chain; Pu: Purchases; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long terms.*

Priority locations

Ferrovial currently operates in 8 countries where it interacts with nature, either because they classified as priority locations or because they interact with other natural spaces, even if they are not in their vicinity.

Priority locations are defined by different and recognized international standards (TNFD, GRI) as those that are located in or near sensitive areas (depending on the type of infrastructure, between 60 meters and 1 kilometer). Sensitive areas are:

- Areas of importance for biodiversity
- Areas of high ecosystem integrity
- Water-Stress Areas
- Areas important for the provision of ecosystem services (indigenous communities and FAO Globally Important Agricultural Heritage Systems).

These priority locations are those infrastructure assets in which Ferrovial is the long-term developer, owner and/or concessionaire (over 20 years). They have been geographically located in order to later identify their relationship with sensitive areas. Consequently, Ferrovial has the following priority locations:

Location	Country	Location	Country
Isle of Wight	United Kingdom	Bio Bio - Araucania	Chile
Milton Keynes	United Kingdom	Coquimbo	Chile
Calatayud – Alfajarin	Spain	Gerena	Spain
San Cugat del Vallés-Manresa	Spain	Utebo (Zaragoza)	Spain
Beltway-Gainesville	United States	Ceuta	Spain
Dallas	United States	Drachowo	Poland
Dalaman	Türkiye	Kamieńsk	Poland

In addition to the priority locations, Ferrovial interacts with nature in other places considered sensitive in infrastructures where it does not have ownership, or the project is of shorter duration. These other locations that could be affected include approximately 254 locations (154 in 2024). Detailed information on this can be found in the next section. More information about the evolution of other locations interacting with nature in section BP-2.

Impacts and dependencies

As part of the negative impacts identified by means of the double materiality assessment, the main impacts on biodiversity and ecosystems Ferrovial's activities may generate are:

- GHG emissions
- Land use or land occupation, which can lead to:
  - Soil degradation

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– Deterioration of ecosystem condition – Habitat fragmentation • Generation of large volumes of waste These activities also depend on ecosystem services, which support project delivery and operational resilience, mainly in: • Key natural resources, such as water. • And ecosystem services related to climate regulation, soil stability (erosion control), and flood and storm protection. For more information about the affected sensitive areas in terms of impacts on biodiversity and endangered species, see section “E4-5 Disclosure Requirements: Impact Metrics Related to Biodiversity and Ecosystem Changes”. It is worth mentioning that the Company has a procedure called "Go / No Go" that was approved to define a series of environmental criteria (based on the International Union for Conservation of Nature, known as IUCN), the Green List of Protected and Conserved Areas, the Universal Declaration of Human Rights of the United Nations and the United Nations Educational, Science and Culture (UNESCO) World Heritage List that must be taken into account when making decisions on whether or not to implement a new project. In this way, the Company assesses the validity of the project location in the context of certain protected areas: • UNESCO World Heritage Areas: Projects located in, crossing, or adjacent to a World Heritage Site, category IX and/or X, require additional due diligence and analysis. • IUCN Protected Areas: If a project is located within, crosses or is adjacent to one of the following IUCN protected areas, further due diligence and analysis will be required: – Strict Nature Reserve (Ia) – Wilderness Area (Ib) – National Park (II) E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN STRATEGY AND BUSINESS MODEL Aware of the key role that biodiversity plays in providing services that sustain the economy and social well-being, Ferrovial acknowledges its responsibility to nature and is committed to its protection and conservation. The objective of the Biodiversity Policy is to define and establish the principles and criteria that govern actions related to biodiversity across the Company's activities and value chain. In this way, the Company integrates nature-related considerations into its strategy and decision-making, with a Biodiversity Policy embedded into the management system that governs the organizational and operational processes of all its contracts. The objective of this policy is to define and establish the principles and criteria that govern actions related to biodiversity across the Company's activities and value chain. This policy articulates the organization's principles regarding: • Conservation and protection of species and natural ecosystems • Application of the mitigation hierarchy criteria for negative impacts • Responsible use of natural resources • Combating deforestation • Implementing nature-based solutions • Integrating natural capital considerations into Risk Management • "No Net Loss", working to achieve a "Net Positive Impact" RESILIENCE ANALYSIS To analyze its resilience, Ferrovial has followed the recommendations of the TNFD, for which a methodology based on the LEAP (Locate, Evaluate, Assess, Prepare) approach has been developed. This methodology has a broad scope that includes both direct operations and the value chain, and focuses on the assessment of physical, systemic and transition risks, also considering specific and priority locations for biodiversity and ecosystem conservation. Firstly, Ferrovial identified its priority locations and to this end it considered the infrastructure assets for which it is the developer, owner or has a long- term concession (over or equal to 20 years) and evaluated their interaction with nature (the so-called biodiversity sensitive areas). These infrastructure assets correspond to the Company's different activities (priority locations can be found in this report in the section "ESRS E4 SBM-3 Disclosure Requirement: Material Impacts, Risks and Opportunities and their Interaction with Strategy and Business Model"). Impacts and dependencies were then identified and assessed using public tools such as ENCORE or the WWF Risk Filter and the expertise of the Company's environmental experts. Impacts and dependencies were prioritized in order to identify related risks and opportunities for all of the Company's activities. The analysis took into account physical, transition and systemic risks, as well as the Company's impact and risk management measures on corporate strategy. The risk assessment was carried out following the Ferrovial Risk Management (FRM) process. To address this resilience analysis, and in the absence of relevant standardized scenarios, guidance provided by the TNFD were used. The scenario analysis proposed by this framework defines a number of plausible futures defined by critical uncertainties and based on compliance with the Kunming–Montreal Global Biodiversity Framework. These scenarios are the following: 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 114_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements


#Ahead of the game
Legislation in favor of nature protection.
Social and financial pressures for companies to take relevant actions to avoid 'nature-neutral'.
Social pressure for transparency and traceability of impacts.
Alignment of market and non-market forces
#Go fast or go home
Nature is highly degraded and companies are affected by poor provision of ecosystem services.
Legislation and funders indicate that nature is a priority and require companies to take relevant actions. Companies need to justify very well why they do what they do.
Business action must be swift in the short term but strategic and systematic in the medium and long terms. Big 'nature-neutral' commitments are not worth much.
+
Moderate degradation of ecosystem services
−
+
Severe degradation of ecosystem services
Nature-related risks are at the bottom of the list of priorities because the costs associated with them are very low.
Impact mitigation and compensation projects are more relevant in emerging economies that are more dependent on natural resources.
Instead of developing nature management strategies, companies shift locations, adapt and diversify business models to avoid interaction with nature.
−
Misalignment of market and non-market forces
Environmental assets degrade rapidly.
Legislation and funders do not clearly state that nature is a major issue.
There are no clear reporting indicators in relation to nature.
Companies must take action to solve their most critical problems in the short term.
#Back of the list
#Sand in the gears

The scenarios have been analyzed taking into account three time horizons:

- Current situation
- Medium-term (2030)
- Long-term (2050)

These horizons are used to assess nature-related risks and are aligned with the horizons analyzed for climate risks. In this way, the climate-nature interaction is studied, and the Company's resilience is improved.

Following the resilience analysis carried out, Ferrovial has identified nature-related risks, as well as the measures implemented by the Company to mitigate their impacts:

Physical risks: Nature-related physical risks result from the degradation of nature (such as changes in ecosystem equilibrium, including soil quality and species composition) and the consequential loss of ecosystem services that the economic activity depends upon.

Nature scenarios	Main nature risks	Mitigation and/or adaptation measures
• Ahead of the game • Go fast or go home • Sand in the gears • Back of the list	• Infrastructure affected by extreme events and external physical factors: extreme storms, landslides or runoff. These risks could potentially have an impact on operational costs or extraordinary cost.	• Ferrovial uses ADAPTARE, an internal tool that allows physical risks to be assessed under different scenarios and time horizons, thus covering various infrastructures. This methodology considers physical climate risks, which also includes risks related to nature (landslides, extreme storms, among others), the vulnerability of assets (their sensitivity and adaptive capacity), as well as the exposure of human and natural systems. The analysis takes into account different time horizons, allowing the assessment to be adapted according to the duration of the contracts.

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1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Transition risks: Nature-related transition risks are risks to an organization that stem from a misalignment of economic actors with actions aimed at protecting, restoring, and/or reducing negative impacts on nature.

Nature scenarios	Main nature risks	Mitigation and/or adaptation measures
• Ahead of the game • Go fast or go home • Sand in the gears • Back of the list	• Technological risks related to the adaptation of design or materials to offer greater resilience • Reputational risks due to the alteration of habitats of protected species • Legal risks due to a tightening of environmental regulations related to habitat protection or waste management. These risks could potentially have an impact on operational costs, extraordinary cost or the Company's share price.	• Integrated Natural Capital Assessment (INCA): to ensure responsible management of biodiversity, Ferrovial developed a methodology and an internal tool for calculating the net debt of natural capital called INCA, based on automating the calculation of the impact of infrastructures on biodiversity and ecosystem services. INCA measures the impact of the projects and assesses alternatives that minimize the impact on biodiversity and ecosystems. • Ferrovial has a procedure called "Go - No Go," approved this year with the aim of defining a series of environmental criteria to be taken into account when making decisions on whether or not to execute a new project.

In addition to the aforementioned mitigation measures, the Company manages its risks and impacts through its FRM process. Additionally, Ferrovial has a Biodiversity Policy in place addressing the conservation of species and ecosystems, the impact mitigation hierarchy, the responsible use of natural resources and the integration of natural capital in risk management, and which is guided by the principle of "no net loss" working towards a "net positive impact".

FORMULATION OF ASSUMPTIONS

The main assumptions formulated by Ferrovial in relation to the resilience of its strategy and business model with respect to biodiversity and ecosystems are the following:

1. **Impact on natural capital:** Ferrovial's projects and infrastructures are expected to have an impact on natural capital, including biodiversity and ecosystems. To minimize these impacts, the Company is aware that it is possible to adopt measures that follow the mitigation hierarchy, aimed at avoiding impacts, minimizing them, restoring affected ecosystems, and compensating for those effects that cannot be avoided.
2. **Mitigation hierarchy and "no net loss":** Ferrovial assumes that environmental management must be guided by the principle of "no net loss" of biodiversity, working towards a "net positive impact". According to this assumption, it is considered that negative effects on biodiversity can be neutralized through effective impact compensation, which is integrated into the development of projects after the application of Environmental Impact Assessments (EIAs) where appropriate.
3. **INCA Methodology:** The Company is guided by the premise that it is possible to effectively evaluate site design and selection alternatives using the INCA (Integrated Natural Capital Assessment) methodology. This tool allows the Company to measure impacts on biodiversity and evaluate options so as to minimize them. It is considered that the integrated analysis of natural capital allows for decisions to be made that mitigate impacts on ecosystems.
4. **Climate change as an additional factor:** Climate change is considered an element that aggravates the vulnerability of ecosystems and biodiversity. This scenario includes an assessment of how future climate changes, such as extreme temperatures and changes in precipitation patterns, will affect biodiversity and, therefore, the resilience of the infrastructures that Ferrovial operates and manages.
5. **Participation and consultation of local communities:** Another relevant assumption is that the active participation of local communities and other stakeholders contributes positively to the planning and management of projects that impact on biodiversity. Consultation and collaboration are deemed key to ensuring an inclusive and sustainable approach. Stakeholder engagement takes place primarily through consultation when Ferrovial undertakes a developer role, and through collaboration especially in projects where the Company acts as a builder, ensuring that local perspectives are integrated into decision-making processes.

These assumptions are integrated into Ferrovial's Sustainability Strategy and project planning, ensuring that biodiversity-related risks are effectively managed to contribute to the long-term resilience of its operations and activities.

These results reflect Ferrovial's commitment to sustainability and environmental protection, aligning its activities and operational processes with best practices to ensure the conservation of biodiversity and the resilience of its operations to environmental risks.

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E4 - 2: BIODIVERSITY AND ECOSYSTEM-RELATED POLICIES Description Ferrovial, through its Biodiversity Policy, seeks to protect and promote biodiversity as an essential element to social and economic well-being, by applying its principles to all the Group's companies and subcontractors. The policy includes regulatory compliance, conservation and protection of sensitive areas, responsible management of natural resources, combating deforestation, integrating biodiversity into risk management practices, and setting clear monitoring targets, thus addressing the Company’s main impacts and risks associated with nature. It also promotes education, awareness-raising actions, and collaboration with stakeholders to advance biodiversity conservation and protection on a global scale. With regard to the responsible use of natural resources, Ferrovial promotes eco-efficiency and guarantees traceability across the value chain of the products and raw materials used in its projects. As part of its commitment to the fight against deforestation, the Company establishes the acquisition of certified wood as a principle, which guarantees that materials come from sustainable and responsible sources, as well as the restoration and reforestation of degraded areas. The Biodiversity Policy also addresses training, awareness-raising actions and dissemination as key elements for the protection of biodiversity. Ferrovial promotes stakeholder education and awareness throughout all phases of its projects, ensuring that both employees and strategic partners understand and apply the principles of the policy. The Company also strengthens collaboration with different stakeholders, such as governments, local communities and conservation organizations, to develop global strategies and actions that promote awareness, conservation and protection of the natural capital and biodiversity. The Environmental Impact Statements (EIS), which are applicable to certain projects that may have an impact on biodiversity, take into account the social impacts arising from the alteration of the environment and seek the collaboration of stakeholders for the development of the project. Ferrovial will ensure that the principles set out in this policy are applied in all subsidiaries in which it holds an interest. The Company strives to avoid, minimize and compensate for any negative impact on biodiversity, including activities that seek to combat deforestation, preserve ecosystems affected by its operations (such as soil degradation) and protect affected fauna, all through specific measures and actions. This policy considers aspects related to climate change, the circular economy and the use of water, as it derives from the Quality and Environment Policy that includes all the Company's environmental aspects. Objective Ferrovial acknowledges the key role biodiversity plays in providing ecosystem services that underpin the economy and social well-being. The goal of this policy is to define and establish the principles and criteria that govern actions with respect to biodiversity in the Company's activities and in the value chain. Associated material impacts, risks and opportunities • Material impacts: conservation, protection, and respect for the natural environment, in line with the principle of "no net loss", by minimizing and compensating for the negative impacts of activities, impacts on protected areas and endangered species, the "no net loss" principle, the integration of biodiversity and natural capital risks, and the monitoring of strategies and continuous improvement of management processes. • Risks: legal, technological and/or reputational risks, and dependencies (scarcity of certain ecosystem services, such as natural resources, climate regulation and soil structure). Follow-up and remediation process Ferrovial deploys its policies through the corresponding strategies, which in turn provide governance schemes and indicators with objectives and monitoring procedures that allow ongoing monitoring and evaluation of biodiversity management. These include measures to reduce impacts, as well as to restore and compensate for negative effects on ecosystems, applying a mitigation hierarchy that prioritizes avoiding, minimizing, restoring and compensating for impacts. Policy Biodiversity Policy 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_117

Affected stakeholders The vision of this policy is to create value for the Company and for its customers, investors and employees. It also promotes engagement and collaboration with different stakeholders to promote global strategies and actions to raise awareness and protect biodiversity. In terms of scope, this policy will apply to: • Ferrovial SE and Group companies, regardless of their sector of activity, geographical location or activities; • members of the governing bodies of Ferrovial SE or other Group companies(including supervisory boards or equivalent bodies); • employees in any of the Group companies. Geographic areas Global. The Biodiversity Policy covers operational sites that are owned, leased or managed by Ferrovial, including those located in or near biodiversity-sensitive areas. The policy, approved by the Quality and Environment Steering Committee, is integrated into the management system and governs the operational processes of all contracts. Value chain application The objective of the Biodiversity Policy is to define and establish the principles and criteria that govern actions related to biodiversity in the Company's activities and throughout the value chain. Exclusions from the application There are no exclusions from application. Policy approval flow Responsible party The Board of Directors approves the Sustainability Policy, which is implemented through other more specific policies, such as the Quality and Environment Policy and the Biodiversity Policy (both of which are implemented by the Quality and Environment Committee). Other issues to report (if applicable) Consistency with third-party instruments or standards United Nations Convention on Biological Diversity, Taskforce on Nature-related Financial Disclosures (TNFD), Kunming-Montreal Global Biodiversity Framework (GBF), Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES). Stakeholder engagement Fostering the relationship with the different stakeholders to promote global strategies and actions for awareness-raising actions, conservation measures and the protection of biodiversity. How it is made available This policy is available on Ferrovial's website (ferrovial.com) and through the relevant internal communication channels. Significant policy changes N/A - no changes have been made. Scope of the policy This policy comprehensively addresses the Company's main impacts and dependencies on the natural environment, such as: • Impact on endangered species and protected areas. • Land occupation and degradation resulting from construction and infrastructure activities. • Dependence on key natural resources, such as water and ecosystem services related to climate regulation and soil structure (erosion). The policy establishes the mitigation hierarchy as a core principle, which guides the Company's actions towards avoiding, minimizing and compensating for environmental impacts, ensuring compliance with current regulations, including Environmental Impact Statements (EIS) and other equivalent instruments. In addition, the policy integrates nature-related risks into the Company's global risk management through Ferrovial's Risk Management Model. In doing so, the management of biodiversity and natural capital is incorporated in a structured way into the organization's strategy and decision- making, enabling the proactive identification and mitigation of environmental risks. The policy applies to all the Company's activities and extends its principles across the supply chain through the Suppliers' Code of Ethics, which reinforces Ferrovial's commitment to the conservation of biodiversity, particularly in sensitive locations. As indicated in its purpose, it defines and establishes the principles and criteria that govern actions in the field of biodiversity, integrating natural capital into decision-making by systematically identifying and assessing dependencies, impacts, risks and opportunities across the entire value chain. Overall, this policy reflects an integrated and strategic vision that combines the protection of nature, responsible management of resources and ongoing dialogue with stakeholders, effectively contributing to the sustainability of Ferrovial's operations and the long-term preservation of the ecosystems in which it operates. E4 - 3: ACTIONS AND RESOURCES RELATED TO BIODIVERSITY AND ECOSYSTEMS In relation to the Biodiversity Policy, Ferrovial applies mitigation and conservation criteria in its projects to ensure protection and restoration of the affected ecosystems, which represent the core principles for reducing the environmental impact of its activities. Specifically, the Company implemented actions to address environmental challenges related to biodiversity and ecosystems. When a project has an Environmental Impact Assessment (EIA), Ferrovial applies the required measures in line with the impact mitigation hierarchy, some of which are compensatory. However, Ferrovial has not implemented any biodiversity offset measures as part of its action plans to date. These actions are carried out on an ongoing basis depending on the type of project. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 118_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

The following actions carried out in 2025 stand out: Environmental integration of concrete slopes with substrates and special hydroseeding projections in the Oural tunnel (between Monforte and Lugo) The presence of slopes and cuttings covered with shotcrete and, occasionally, other support systems, is common in transport infrastructure projects around the world. In many cases, they are simply left untreated and, at best, subject to environmental or landscape integration measures, which usually consist of staining or oxidation treatments of the concrete surface (to make it blend with the environment) and, on other occasions, meshes and/or geocells filled with organic substrate and suitable vegetation are installed (this solution requires continuous and intensive maintenance so as to ensure that the surface of the concrete is more harmonious and it. does not detach or unhook). In addition, over the years, the substrates used in the geocells as a nutrient base for the planted vegetation are washed and depleted. As a result, shotcrete slopes typically have a significant visual impact and offer very limited potential for long-term vegetation restoration. Ferrovial has implemented a new innovative treatment to be applied to shotcrete slopes with the aim of achieving environmental and landscape integration, addressing the limitations described in the previous paragraph and finding a more sustainable solution than the one offered by current methods. The conditions for plant survival on these concrete surfaces are very challenging and complex, so the Company designed it based on the following principles: • The use of a high-adhesion substrate, enabling effective attachment to this type of surface, while providing the right nutrients and environment for the initial development of the seeds. • The definition of a seed mix composed of species that have lower nutritional requirements. The objective is not an "explosive" vegetative growth, but rather stable and durable fixation in the substrate on the concrete allowing gradual environmental integration of the slope. The proposed mix is based on bryophytes (mosses) and lichens, as they require less humidity and shade. This approach has been term “ecological hydroseeding”, as this treatment is designed to be more stable and sustainable over time than current solutions, requiring little maintenance, without causing infrastructure problems and avoiding the long-term generation of plastics and microplastics in the environment associated with meshes or geogrids. The implemented solution is expected to deliver more significant results in the medium and long term, since these are slow-growing species. However, it will lead to a greater consolidation of the vegetation cover, as the resilience and adaptability of the cryptogams used may, over time, allow for a more stable and functional colonization of the substrate, contributing to moisture retention and the establishment of microhabitats that facilitate the appearance to other pioneer organisms. Construction of an artificial reef at Port Olímpic, Barcelona Coastal areas adjacent to large urban centers face growing environmental pressure. Pollution from urban runoff, wastewater discharges, maritime traffic, coastal construction, and microplastics significantly degrades marine habitats, disrupts biodiversity, and threatens ecosystem services that are essential for both human well-being and climate resilience. In densely populated coastal cities, these impacts are often intensified, leading to habitat loss, reduced water quality, and a decline in marine species. To address this challenge, Ferrovial is leading the restoration of marine ecosystems in Barcelona through the construction of an innovative artificial reef at Port Olímpic. The project combines advanced engineering, nature-based solutions, and scientific monitoring to enhance marine biodiversity and support the long-term regeneration of the coastal environment. The artificial reef is composed of prefabricated biotopes designed to integrate seamlessly with the seabed while creating suitable conditions for marine life to colonize and thrive. In parallel, the project incorporates dedicated infrastructure to monitor ecological evolution and assess its regenerative impact over time. Project phases: 1. Advanced biotope design: Using concrete 3D printing and prefabricated molds, a series of marine biotopes were developed with bioreceptive geometries and textured surfaces specifically designed to promote the settlement of marine wildlife. Five different biotope configurations were created to increase habitat diversity, encourage species interaction, and enhance overall ecosystem resilience. 2. Sustainable construction and logistics: The installation process carried out in 2024 was carefully planned to minimize environmental disturbance. Efficient logistics and handling strategies were defined to ensure safe transportation, precise positioning, and secure anchoring of the biotopes on the seabed. This included detailed analyses of lifting operations, seabed characteristics, and marine and weather conditions to reduce impacts during construction and ensure long-term stability. 3. Monitoring and assessment of regenerative impact: To evaluate the effectiveness of the artificial reef, underwater cameras and sensor systems were installed alongside the biotopes. This monitoring infrastructure enables continuous observation of colonization processes, species diversity, and ecosystem development. In 2025, just one year after installation, the results have been highly encouraging: more than 100 marine species have already been identified, demonstrating a significant and rapid positive impact on ecosystem regeneration. These actions are part of Ferrovial's broader commitment to sustainability and the preservation of the natural environment, in line with its sustainability strategy and the fight against climate change. The measures implemented by the Company are directly related to the Company's potential impacts on nature, following the principles of the Company's Biodiversity Policy (such as the mitigation hierarchy principle) and are focused on achieving the following objectives: • Promoting the use of nature-based solutions, including the restoration of affected habitats. • Integrating biodiversity and natural capital issues into decision-making, in line with the recommendations of the TNFD. • Implementing measures that enhance the Company's resilience to the risks that the impacts may generate. • Preserving areas of special protection interest given the importance of their conservation. Specific local knowledge about the species to be protected and promoted has been taken into account, as well as the local community. However, due to the location of the proceedings, no indigenous populations are located. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. 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For information related to employees working in Quality and Environment departments see section E3 - 2: Actions and Resources related to Water and marine resources, Cadagua, water treatment activities. E4 - 4: TARGETS RELATED TO BIODIVERSITY AND ECOSYSTEMS Ferrovial established several targets related to biodiversity and ecosystems as part of its Sustainability Strategy and Biodiversity Policy. Nature intrinsically encompasses and connects all environmental issues that are core to the sustainability of the planet and, ultimately, to the conservation and protection of ecosystems. In other words, nature not only includes, but interconnects all environmental dimensions. For this reason, Ferrovial has set multiple targets linked to key environmental drivers of change affecting the state of nature. These targets are related to the reduction of GHG emissions, the neutralization of 100% of residual GHG emissions by 2050 through nature-based solutions, water footprint targets and targets related to the circular economy and the efficient use of resources (for further information see sections E1-4, E3-3 and E5-3). In addition, the Company set the following specific nature-related targets: 1. TARGET 1: Initiate and deepen TNFD-aligned nature disclosures in FY2025, embedding nature considerations into governance, strategy, risk management, and metrics in line with its Biodiversity Policy. The target covers global operations and material upstream and downstream value-chain activities, and progress is measured against a 2024 baseline, when the first TNFD-aligned report was published, with 2025 focused on refining the disclosures under the Kunming-Montreal Global Biodiversity Framework (GBF) and the TNFD's recommendations (including its LEAP approach). Given Ferrovial’s commitment to combating deforestation and the protection and conservation of species and ecosystems (principles and objectives of the Biodiversity Policy), Ferrovial published its first report in 2024 following the TNFD recommendations. During 2025, TNFD recognized Ferrovial's efforts in integrating nature into decision-making processes, and the Company’s report was approved and included in the TNFD's list of reporting examples, highlighting Ferrovial’s progress in integrating biodiversity into its strategic decisions. 2. TARGET 2: 100% neutralization of residual greenhouse gas emissions by 2050 through nature-based solutions. Ferrovial, firmly committed to combating deforestation, set the objective of promoting nature-based solutions to offset its residual emissions. Ferrovial currently develops emission absorption projects (reforestation projects in areas affected by fires or agricultural use, such as the Compensa Project in Torremocha del Jarama, Madrid) and other nature-based compensation projects that, in turn, enhance local biodiversity, taking into account the real needs of the ecosystem and local communities (conservation and sustainable forest management projects). This target is reviewed annually based on the percentage of emissions offset during the financial year with nature-based projects (such as conservation, sustainable forest management, reforestation projects, etc.) and has no base year. In 2025, Ferrovial has offset 29,062 tCO2e, where 24.7% correspond to nature-based solutions projects. 3. TARGET 3: Application of the "Go / No go" procedure to 100% of the projects of the subsidiaries controlled by Ferrovial exceeding a significant budget. Given that Ferrovial is committed to the protection and conservation of species and ecosystems (principles and objectives of the Biodiversity Policy) the potential impacts related to the occupation of protected areas, Ferrovial has set the target of defining a series of environmental criteria to be taken into account when making decisions on whether or not to carry out a new project. This procedure assesses the validity of the project's location in the context of certain protected areas (for further information on this procedure, see the section "ESRS E4 SBM-3 Disclosure Requirement: Material Impacts, Risks and Opportunities and their Interaction with Strategy and Business Model "). This target is reviewed annually by identifying projects likely to be subject to this procedure (by the type of project in terms of a given budget) and, due to its nature, it does not have milestones, intermediate objectives or base year. These targets are in line with the Company's Sustainability Strategy. Additionally, they remain under continuous development to establish other objectives that may be relevant to Ferrovial and nature. The Company assessed and aligned these targets with significant impacts, dependencies and risks, such as: • Impact on GHG emissions • Occupation of protected areas • Impacts on protected species • Dependence on climate regulation • Water dependence • Reliance on flood and storm protection and mass stabilization The biodiversity and ecosystem targets have a global scope across the geographies where the Company operates and are directly linked to the most significant aspects identified through the double materiality assessment, which in turn took into account the participation of stakeholders (as described in the section "Disclosure Requirement related to ESRS E4 IRO-1 Disclosure: Description of processes to identify and assess material biodiversity and ecosystem-related impacts, risks, and opportunities. The Company analyzes trends and requirements from analysts and investors, considered when setting these targets, and continuously evaluates the effectiveness of its biodiversity and ecosystem targets and initiatives through internal evaluations. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 120_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Targets can be classified into different levels based on the impact mitigation hierarchy: Mitigation hierarchy level Target Avoidance Application of the "Go / No go" procedure to 100% of projects of subsidiaries controlled by Ferrovial that exceed a significant budget threshold. Minimization GHG emission reduction targets. Water footprint targets: Business Water Index (BWI) reduction. Targets related to the circular economy and the efficient use of resources: • Recovery of 70% of non-hazardous construction and demolition waste from construction activities. • Annual target of 80% soil reuse. Commitment to initiate disclosures aligned with TNFD recommendations for FY2025. Restoration and rehabilitation Neutralizing 100% of residual greenhouse gas emissions by 2050 through nature-based solutions. Compensation or offsets Neutralizing 100% of residual greenhouse gas emissions by 2050 through nature-based solutions. Water footprint targets: annual compensation of 70 times the Business Water Index. To develop these goals, Ferrovial used the Kunming-Montreal Global Biodiversity Framework (GBF), as well as the EU's 2030 Biodiversity Strategy; however, no ecological thresholds were applied. The Company is working on the proper TNFD alignment to establish other targets that may be relevant, as well as the possibility of using Science-Based Targets for Nature (SBTNs). The Company did not apply biodiversity offsets when setting targets. More information on these targets can be found in the section "Disclosure Requirement E1-4: Targets related to climate change mitigation and adaptation", "Disclosure Requirement E3-3: Targets related to water and marine resources" and "Disclosure Requirement E5-3: Targets related to resource use and circular economy". 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_121

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E4 - 5: IMPACT METRICS RELATED TO BIODIVERSITY AND ECOSYSTEM CHANGE

The metrics related to the main impacts are the following:

- Species listed on the IUCN Red List and national conservation lists whose habitats are in areas affected by operations.

	2024		2025	
Conservation status of the species	**IUCN Red List**	**Regional or local list**	**IUCN Red List**	**Regional or local list**
Critically Endangered (CR)	15		14	
Endangered (EN)	25		20	
Vulnerable (VU)	35		41	
Near Threatened (NT)	46		41	
Least Concern (LC)	407		436	
Other categories		102	4	114
TOTAL	**528**	**102**	**556**	**114**

Priority locations

Ferrovial identified priority locations and other locations interacting with nature, analyzing whether they were within or near biodiversity-sensitive areas. In 2025, Ferrovial detected 113 sites within or near protected areas or key to biodiversity, with a total of 9,457 hectares.[6] For more information about how priority locations are defined, see section ESRS SBM-3: Material Impacts, Risks And Opportunities And Their Interaction With Strategy And Business Model.

Priority locations			
Name of the protected area	**Country**	**Name of the protected area**	**Country**
Isle Of Wight Area Of Outstanding Natural Beauty	UK	Ecological Corridor of the Guadiamar River	Spain
Parkhurst Forest	UK	Groves and Mejanas del Ebro	Spain
Floodplain Forest Nature Reserve	UK	El Castellar	Spain
Hoces del Jalón and Jalón River Gorges	Spain	Calamocarro-Benzú	Spain
Muelas del Jiloca: El Campo and La Torreta	Spain	Maritime-terrestrial area of Monte Hacho	Spain
Sierra de Vicort	Spain	Rocky Run Stream Valley	US
Montes de Alfajarín - Saso de Osera	Spain	Cub Run Stream Valley	US
Sant Llorenç del Munt i l'Obac	Spain	Dalaman Wetland	Turkey
Montserrat-Roques Blanques-riu Llobregat	Spain	Dalaman Plain Irrigation	Turkey
Other locations interacting with nature			
Location	**Country**	**Location**	**Country**
Archaeological site	Chile	The buffer zone of the Tri-City Landscape Park	Poland
Archaeological Site HA-DG-02	Chile	The Middle Vistula Valley	Poland
Cerro Santa Inés and Costa de Pichidangui	Chile	The valley of the Soła River	Poland
Chilean Palm Area of Monte Aranda	Chile	The Warta and Lower Noteć Valleys	Poland
Choapa River Mouth	Chile	Tri-City Landscape Park with buffer zone	Poland
Choros Island – Damas Island	Chile	Trzebiatów Coast	Poland
Conchalí Lagoon	Chile	Tuchola Forest	Poland
Estero Derecho	Chile	Vistula Landscape Park	Poland
Fray Jorge Forests	Chile	Warsaw Protected Landscape Area	Poland
Gaviota Island	Chile	Warta Valley Poznań section	Poland
Historical Monument "Pampa Unión"	Chile	West Pomeranian Coasts	Poland
Humboldt Penguin	Chile	Western Zielona Góra Forests	Poland
Lagunillas Gorge (Adelaide Lagoon)	Chile	Wisłok Środkowy with tributaries	Poland
Los Almendros Gorge to Pachingo Gorge (Tongoy Bay)	Chile	Zakol Zakroczymskie	Poland
Mouth of the Limarí River	Chile	91E0 Florestas aluviais of Alnus glutinosa e Fraxinus excelsior (Alno-Padion, Alnion incanae, Salicion albae)	Portugal

[6] *Due to methodological changes, it was not possible to obtain accurate data for this indicator for 2024. For more information, see About this report section BP-2 - Reporting errors in previous periods.*

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Pichasca	Chile	9230 Galician-Portuguese Carvalhais of Quercus robur and Quercus pyrenaica	Portugal
Punta Choros Marine Reserve	Chile	92A0 Forests-galleries of Salix alba and Populus alba	Portugal
Punta Teatinos - Caleta Hornos	Chile	Guaynabo River	Puerto Rico
Punta Teatinos to El Culebrón estuary	Chile	Puerto Nuevo River	Puerto Rico
Quebrada de Culimo	Chile	1410 Mediterranean saline grasslands (Juncetalia maritimi)-habitat of interest	Spain
Quebrada Llau	Chile	1510 Mediterranean salt steppes (Limonietalia)-habitat of interest	Spain
Quilimarí River Mouth	Chile	1520 Iberian gypsycola vegetation (Gypsophiletalia)-priority habitat	Spain
Raja de Manquehua - Poza Azul	Chile	4090 Endemic oro-Mediterranean heaths with gorse-habitats of interest	Spain
Rocky glacier in Salamanca Commune	Chile	5330 Thermo-Mediterranean and pre-aesthetic shrublands	Spain
Socotoco Gorge	Chile	6220 Sub-steppe areas of grasses and annuals of the Thero-Brachypodietea-habitat of interest	Spain
Talinay Hill	Chile	6310 Pernnophilous pastures of Quercus spp-habitat of interest	Spain
The Chinchillas	Chile	6430 Hygrophilous eutotrophic megaphorbia of the plain edges and from the montane to alpine floors	Spain
The Salt Flats of Huentelauquén	Chile	92A0 Gallery forests of Salix alba and Populus alba	Spain
Tongoy Estuary and El Romeral Creek	Chile	9340 Holm oak groves of Quercus ilex and Quercus rotundifolia	Spain
Tongoy Wetlands	Chile	Arroyo de la Salina and Almanzora River.	Spain
TSB-3 tropera footprint	Chile	Banks of the Arlanzón River and tributaries (ES4120072)	Spain
Vegas de Quebrada Las Hualtatas	Chile	Banks of the Tebas River and tributaries	Spain
Vegas de Tambo	Chile	Barbaon and Calzones Creeks (Arroyo Grande)	Spain
Iron Mountains National Geopark	Czech Republic	Barranco de La Aldea	Spain
Krounky and Novohradky Valley Nature Park	Czech Republic	Barranco de La Palma	Spain
Local biocentre en MVN Kutřín	Czech Republic	Barranco del Risco. Lomo de los Canarios-Playa del Risco	Spain
Regional Biocentre Šilingův dům	Czech Republic	Barranquillo de los Moros	Spain
Regional Biocorridor Šilingův důl - Otradov	Czech Republic	Cabezo Gordo	Spain
The floodplain valley of the Končinský stream	Czech Republic	Cabo Roig Marine Area	Spain
Watercourse and forest	Czech Republic	Campo de Cartajena	Spain
3150-2 Oxbow lakes and small water bodies	Poland	Cliffs of Mount Hacho	Spain
6510-1 Ryegrass meadow	Poland	Colada de la Gloria	Spain
91E0-3 Lowland Riparian Forest	Poland	Colada de las Galeras	Spain
Augustów Forest Biebrza Valley	Poland	Colada del Camino Real	Spain
Augustów Forest-Borecka Forest	Poland	Colada del Llano de Llevas	Spain
Bay of Puck	Poland	Cordel de L Pozalvez	Spain
Biała Lądecka	Poland	Cordel de la Pinilla	Spain
Biebrza Marshes	Poland	Cordel del Priego	Spain
Biebrza National Park	Poland	Upper Basin of the Manzanares Regional Park	Spain
Biebrza Refuge	Poland	Domingo Rubio Estuary Natural Park	Spain
Biebrza Valley	Poland	Ebro River	Spain
Biebrza Valley-Borecka Forest	Poland	European dry heaths (4030)	Spain
Biebrza Valley-Knyszyn Forest	Poland	Gaztelugatxeko Doniene/San Juan de Gaztelugatxe	Spain
Bóbr Valley	Poland	Granada Geopark	Spain
Borecka Forest - Piska Forest	Poland	Guayedra Archaeological Zone (BIC)	Spain
Brodnica Forests - Vistula Valley	Poland	Guayedra Ravine	Spain
Brzozówka Valley	Poland	Guayedra Trail of Historical Value	Spain
Bydgoszcz Forest	Poland	Guaza Mountain Natural Monument	Spain
Central Wietcisa Valley	Poland	Güi Ravine -Güi Grande	Spain

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Chełmno Landscape Park	Poland	Iberian Plateau	Spain
Cistercian landscape compositions of Rudy Wielkie	Poland	Kaminowski National Park	Spain
Czernikowskie Forests	Poland	La Mata Natural Park	Spain
Dolna Soła Valley	Poland	Lagunas de Palos y las Madres Natural Park	Spain
Drawskie and Połczyńskie Lake Districts	Poland	Las Andas Creek, Dilar River	Spain
Dresden wilderness	Poland	Lava flow of the Link Branch	Spain
Drwęca River	Poland	Lava from Gabia la Chica to Granada	Spain
Drwęca Valley	Poland	Lomo de La Aulaga site	Spain
Eastern Protected Landscape Area of the Tuchola Forest	Poland	Altabaca Ravine sheepfold	Spain
Eastern Tuchola Forests	Poland	Mala Wash	Spain
Edge Vistula Valley Zone	Poland	Manzanares River Basin	Spain
Ełk Lake District	Poland	Marine area of the Ría de Mundaka-Cabo de Ogoño	Spain
Elk Mountains Landscape Park	Poland	Marjal dels Moros	Spain
Forest on the Gwda River	Poland	Mata and Torrevieja Lagoons	Spain
Głogów Riparian Islands	Poland	Meadows with mills on calcareous, peaty or lemon-clay substrates (6410)	Spain
Grasslands in Haćki	Poland	Odiel Dunes	Spain
Kacze Łęgi Reserve	Poland	Protected wetland called Baza Wetland (IHA614025)	Spain
Kampinos Forest	Poland	Protection of the Mar Menor	Spain
Kampinos National Park	Poland	Rambla de Azohía	Spain
Kampinos National Park with buffer zone	Poland	Rambla de Chela	Spain
Kampinos Vistula Valley	Poland	Rambla del Mergajón	Spain
Kartuzy Protected Landscape Area	Poland	Rambla del Predrero	Spain
Kashubia	Poland	Ribera del Jarama	Spain
Kashubian Landscape Park	Poland	Riera de Rubi	Spain
Kashubian South	Poland	Royal Holm Oak String	Spain
Kazuńskie Meadows	Poland	Scratch and Guaza	Spain
Kiełpińskie Ławice Reserve	Poland	Sella River	Spain
Knyszyńska Forest - Augustów Forest	Poland	Serres de Busa-els Bastets-Lord	Spain
Kozienicka Refuge	Poland	Ses Salines Natural Park	Spain
Lębork Hills	Poland	Sierra Alto de Almagro	Spain
Łosiowe Błota Buffer Zone	Poland	Sierra de la Culebra	Spain
Łosiowe Błota Reserve	Poland	Sierra Escalona and Dehesa Campoamor	Spain
Lower Gwda Protected Landscape Area	Poland	Southwest Regional Park of the Autonomous Community of Madrid	Spain
Lower Noteć Valley	Poland	Submerged Coastal Strip of the Region of Murcia	Spain
Lower Vistula Valley	Poland	Tamadaba Natural Park	Spain
Lubuskie Land - middle	Poland	Tibi Reservoir	Spain
Mite	Poland	Torrepacheco Village	Spain
Modlin Forts	Poland	Urdaibai Biosphere Reserve	Spain
Nature Reserve "Rotuz"	Poland	Urdaibai river network	Spain
Nieszawska Vistula Valley	Poland	Urdaibaiko Itsasadarra/Urdaibai Estuary	Spain
Noteć Valley	Poland	Vereda de Cantarranas	Spain
Noteć Valley Protected Landscape Area	Poland	Vereda de la Cabra	Spain
Oak Avenue - Reitweg	Poland	Vereda de Lucena	Spain
Oleckie Lakes Protected Landscape Area	Poland	Vereda Fuente Álamo	Spain
Polesie - Roztocze	Poland	Vereda de los Villares	Spain
Ponds in Brzeszcze	Poland	Western Galician-Cantabrian migratory corridor	Spain
Potametumpectianati comb knotweed syndrome in the Gostynia River	Poland	Fethiye-Göcek Special Environmental Protection Area	Turkey
Powidzko-Bieniszewski Protected Landscape Area	Poland	Barnes Meadow Local Nature Reserve	UK
Powiśla Forests	Poland	Bow Creek Ecology Park SINC	UK

124_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

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Pradolina Reda – Łeba	Poland	Camp 4 - HAL Biodiversity site	UK
Protected Landscape Area - Gawik	Poland	Chilterns Area of Outstanding Natural Beauty	UK
Protected Landscape Area of the Edge Zone of the Vistula Valley	Poland	East India Dock Basin SINC	UK
Protected Landscape Area of the Ełk Lake District	Poland	Gravesend Site forms part of the Thames Estuary and Marshes Site of Special Scientific Interest (SSSI) and Ramsar site	UK
Protected Landscape Area of the Wałecki Lake District	Poland	Mayfield Farm - HAL Biodiversity site	UK
Przywidzki Landscape Protected Area	Poland	Mid Colne Valley SSSI	UK
Raduni Valleys	Poland	Radstone and Helmdon Disused Railway SSSI	UK
Radunia River Jar Reserve	Poland	River Cherwell habitat	UK
Riparian Stare Stawy	Poland	River Great Ouse Habitat	UK
Rospuda Valley (Augustów Forest - Borecka Forest)	Poland	River Thame habitat	UK
Śnieżnica Landscape Park	Poland	River Thames and Tidal Tributaries Site of Importance for Nature Conservation	UK
Southern Corridor - Pszczyna Forests	Poland	Royal Victoria Dock	UK
Southern Corridor - Racibórz Forests-Pszczyna Forests	Poland	Sheephouse Wood Site of Special Scientific Interest (SSSI)	UK
Special Habitat Conservation Area Goczałkowicki Reservoir - Vistula Estuary and Bajerki	Poland	Tilbury sealing end compound (SEC) within the Tilbury Power Station Local Wildlife Site (LWS)	UK
Świętokrzyska Forest - Vistula Valley	Poland	Upper Nene Gravel Pits	UK
Szczebrzeszyn Landscape Park	Poland	Upper Nene Valley Gravel Pits	UK
Szumleś	Poland	US Fish and Wildlife Service (USFWS)	US
Tenczyński Landscape Park	Poland	WOTUS - US Army Corp of Eng	US
The buffer zone of the Kozienice Landscape Park	Poland	Pampa del Tamarugal National Reserve	Chile

- Restoration actions relevant to the ecological value of the habitat or the uniqueness of the restoration: Ferrovial carries out the ecological restoration of the habitats affected by the construction and operation of its infrastructures in accordance with the regulations in force in each country, introducing improvements whenever possible beyond minimum requirements.

  In 2025, Ferrovial developed 73 restoration actions (89 in 2024) (for more information, please see section "E4-3 Disclosure Requirement: Actions and resources related to biodiversity and ecosystems").

  Projects with an Environmental Impact Statement or equivalent document: In 2025, Ferrovial worked on 30 new projects (42 in 2024) subject to an Environmental Impact Statement (or an equivalent document containing measures to reduce the impact on the environment), pursuant to the legal framework of each country.

Land-use change

Given that Ferrovial's activities have an impact on land use, the Company may contribute to land-use change depending on its role in each project. Where Ferrovial does not act as a developer, land-use change is not attributed to the Company, as it does not hold decision-making authority over site selection or infrastructure design.

Ferrovial identified 9 assets where land-use change occurred since the start of each project. Most of the locations where the Company plays a decision-making role do not result in significant land-use changes, as the projects are primarily located in urban areas. In non-urban location, the main land-use changes identified over time consisted primarily of transitions from cropland and forest land to settlements, and to a lesser extent, from grassland to settlements.



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ESRS E5 RESOURCE USE AND CIRCULAR ECONOMY

SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL

	Stage*	Description	Likelihood of occurrence	Time horizon
Resource inflows, including resource use				
(-) Impact	OP, Pt	Increase in the consumption of raw materials and greater generation of waste in construction.	Actual	S
Waste				
(+) Impact	OP, Pt	Efficient use of resources: reduction, reuse or recycling of waste in construction.	Actual	S
Opportunity	OP, Pt, C	New ways of developing Ferrovial Construction's business through authorized waste management.		S

**OP: Own operations; VC: Value Chain; Pu: Purchases; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long term.*

E5 - 1: POLICIES RELATED TO RESOURCE USE AND CIRCULAR ECONOMY

Policy	Quality and Environment Policy
Description	Ferrovial, through its Quality and Environment Policy, applies eco-efficiency principles in the Company's activities through the efficient use of resources and the reduction, reuse or recycling of waste. It also seeks to reduce waste generated by its activities, while exploring new business development opportunities in the field of waste management, promoting continuous improvement and transparency. The circular economy principles are also included in the Quality and Environment Policy, which establishes the efficient use of natural resources and raw materials, using recycled materials whenever possible, as well as the reduction of waste generation in the activities carried out. In this way, Ferrovial's policy promotes the transition away from the use of virgin resources by increasing the use of secondary resources, sustainable sourcing and the use of renewable resources.
Objective	The vision of Ferrovial's Quality and Environment Policy is to improve the future through the development and operation of sustainable infrastructure assets and cities, while being committed to the highest levels of operational excellence and innovation. This policy aims to establish the principles and values of quality and the environment that Ferrovial will ensure compliance with in all the companies within its consolidation perimeter. These principles and values include those related to resource use and the circular economy.
Associated material impacts, risks and opportunities	• Material impacts: efficient use of resources, reduction, reuse or recycling of waste for the execution of the Company's activities, and increased consumption of raw materials and generation of waste. • Opportunities: new business development opportunities through authorized waste management.
Follow-up and remediation process	Ferrovial deploys its policies through the business-specific strategies, which in turn establish governance schemes and indicators with objectives and monitoring procedures that allow the management of matters related to resource use and the circular economy to be continuously monitored and evaluated.
Scope of the policy	
Affected stakeholders	The vision of this policy is to create value for the Company and for its customers, investors and employees. It also promotes mutual value-creation in the relationships with customers, suppliers, and other external organizations to protect and improve the environment. To this end, open communication channels are established in order to create synergies, share experiences and good practices, taking advantage of those opportunities that allow the Company to create value for the Company. In terms of scope, this policy applies to: • Ferrovial SE and Group companies, regardless of their sector of activity, geographical location or activities; • members of the governing bodies of Ferrovial SE or other Group companies (including supervisory boards or equivalent bodies); • employees of any of the Group companies.
Geographic areas	Global
Value chain application	The objective of the Environment and Quality Policy is to develop and operate sustainable infrastructures and cities, guaranteeing the efficient use of available resources and minimizing the environmental impacts across the Company's operations and value chain.
Exclusions from the application	There are no exclusions from application.

126_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Policy approval flow Responsible party The principles and values of the Sustainability Policy, approved by the Board of Directors, are the basis for all other existing policies in the Ferrovial Group with implications within the field of sustainability, which have been approved by the Company and remain in force. The Quality and Environment Policy is approved by the Board of Directors, and the Quality and Environment Committee is responsible for its implementation. Consistency with third-party instruments or standards This policy is prepared under recommendations 2.1.5 and 2.1.6 of the Dutch Corporate Governance Code and is aligned with the Code of Ethics and Business Conduct, Ferrovial's Human Rights, Corporate Responsibility and Sustainability Policies. Stakeholder engagement Ferrovial ensures ongoing and permanent information-sharing through effective communication channels, leveraging new technologies and maintaining cooperation and transparency with the competent authorities and regulators. How it is made available This policy is available on Ferrovial's website (ferrovial.com) and through the relevant internal communication channels. Significant policy changes N/A - no changes have been made. E5 - 2: ACTIONS AND RESOURCES RELATED TO RESOURCE USE AND CIRCULAR ECONOMY Circular Economy Plan Objective To establish circular economy principles across the Company's operational processes, promoting the reuse and recycling of waste, and the efficient use of resources by applying circularity criteria, either through the reuse or recycling of materials in the activities Waste Hierarchy Principles The Quality and Environment Policy and the Circular Economy Plan establish the mechanisms for the application of the waste hierarchy principles under which Ferrovial prioritizes the following waste management methods: 1. Avoid the generation of waste whenever possible. 2. Increase reuse and recycling rates through proper on-site segregation for the reuse of waste (mainly on- site) or recycling it through delivery to authorized managers. 3. Use other types of recovery (including energy), when possible. 4. And as a last resort, waste disposal. To contribute to the achievement of the objectives set out in the Circular Economy Plan, a number of actions were carried out in the field of waste management and the circular economy, aiming at reducing waste generation and, consequently, reducing greenhouse gas emissions by avoiding the transportation of materials. These main actions are carried out on an ongoing basis depending on the type of project, and some of the main good practices are presented below: • ZERO WASTE CERTIFICATION: Ferrovial, through its Construction division, has renewed the “Zero Waste” certification in 2025 for its strong performance in waste management across projects in Spain, Portugal, the United Kingdom, Australia, and the United States. This recognition, granted by Société Générale de Surveillance (SGS), a global leader in certification and verification, endorses the company’s commitment to responsible waste management and the circular economy. Ferrovial has demonstrated traceable, efficient management aligned with stringent technical standards, meeting requirements such as: – Minimum recovery of 90% of generated waste (maximum 10% sent to landfill) – A traceable and detailed waste inventory by type and treatment – Definition of reduction and recovery targets supported by action plans – Regulatory compliance – Documented procedures ensuring control and continuous improvement Ferrovial has incorporated digital tools for waste traceability and control, strengthening technological innovation applied to sustainability. Furthermore, this recognition adds value to clients and projects, enhancing trust and compliance with ESG criteria, and engages suppliers and subcontractors, extending the circular economy culture throughout the value chain. With this milestone, Ferrovial reaffirms that responsible waste management is possible, scalable, and essential to building a sustainable future. • CIRCULAR ECONOMY, ALBERTIA TUNNEL PROJECT: A great example of the application of the circular economy is the work of the Albertia Tunnel, which is part of the Basque high-speed railway line in the territories of Alava and Gipuzkoa (Basque Country, Spain). Circular economy measures were identified that made it possible to value part of the construction waste generated on site, specifically concrete, as well as the environmental improvement caused by the reuse of the tunnel's industrial process water, which must be treated in the treatment plant before being discharged. An authorized waste manager has collaborated with the project and has installed a mobile crushing plant on site to crush and screen the waste of concrete generated. This shredded material meets the technical requirements of the project to be used as crushing material in the filling of the cut-and-cover tunnels of the Albertia tunnel, complying with the environmental requirements required by current legislation for their recovery. The mobile plant is equipped with a steel separator that effectively separates any remaining steel reinforcement embedded in the concrete. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_127

The project finished in 2025 with the achievement of reusing more than 15,000 tons of concrete on site. The recovery of the residual concrete has increased the circularity of the project and reduced the environmental impact, highlighting the reduction in the consumption of mineral resources, since it was planned that the filling would be made with material acquired in a quarry. The most relevant action in the sense of reducing the water footprint has consisted of an agreement with the concrete supplier, which has an exclusive concrete plant in the facilities. Since then, 100% of the concrete on the site has been made with water reused from the on-site treatment plant, which avoids having to use water from the environment. According to the specific pending needs, it has been calculated that 8,000,000 litres of water have been reused since the start of the works in August 2023. Finally, this wastewater is also used on-site for other activities such as dust prevention, fire prevention and cooling of drilling equipment, where at least 2,000,000 liters of water will be reused, in addition to the above. • ALAMO NEX CONSTRUCTION I-35 (ANC): Several waste management practices have been implemented in the Alamo Nex Construction (ANC) I-35 construction project in San Antonio, Texas, USA: – Concrete Recycling – Several measures are implemented in the recycling of used concrete. The most recent recycling measure was to obtain a concrete crusher permit and crush the concrete debris and use it on site as flex base. Amount generated for reuse on-site by Concrete Crusher was 13,165 tons during 2025. – Asphalt Recycling - In order to make way for the new road surface and alignment, asphalt is removed and milled. In 2025, 2,532 tons of asphalt have been milled and reused on-site. – Metal Recycling – ANC has been making a concerted effort to ensure that all metal generated during the project is recycled. This includes, but is not limited to, rebar, guard rails, and signage. In 2025, 5,000 tons of metal were recycled. Cadagua, water treatment activities • BIOKAR PROJECT: The BIOKAR project (started this year and expected to end in 2027), led by CADAGUA, exemplifies a strong commitment to circular energy and the reduction of water footprint through the valorisation of sewage sludge for the production of biochar. Using advanced pyrolysis and hydrothermal carbonisation processes, CADAGUA, in collaboration with the Tecnalia technology centre, transforms sludge— traditionally considered a problematic waste—into a high-value resource: functionalised biochar. After undergoing physico-chemical activation, this material acquires adsorptive properties comparable to fossil-based activated carbon, enabling its direct use in wastewater treatment plants for the efficient removal of emerging contaminants such as pharmaceuticals and persistent organic compounds. This strategy not only reduces dependence on imported and fossil-based raw materials but also closes the resource cycle within the treatment plant itself, minimising waste generation and emissions associated with transport and disposal. Furthermore, the project includes research into the use of biochar as a raw material in construction applications, such as asphalt and concrete, adding strategic value by enabling biogenic CO₂ sequestration and further reducing the carbon footprint of these materials. The use of biochar thus contributes to the self-sufficiency of facilities, improves treated water quality, and facilitates compliance with the most stringent environmental standards. Ultimately, BIOKAR positions CADAGUA as a benchmark in innovation and sustainability, driving the circular economy in the water sector and demonstrating that advanced sludge management can become an integrated solution for protecting water resources and transitioning towards more responsible and efficient production models. These actions are part of Ferrovial's broader commitment to sustainability and the preservation of the natural environment, aligning with its sustainability strategy and circular economy plan. The measures implemented by the Company are directly related to the Company's potential impacts, following the principles of the Company's Quality and Environment Policy and are focused on achieving its objective of using natural resources and materials efficiently and reducing waste production. Through the implementation of these actions, the circular nature of the Company’s operations is promoted by increasing the levels of resource efficiency in the use of technical materials and water, as well as significant raw materials, while seeking to achieve higher rates of reused and recycled material utilization. For information related to employees working in Quality and Environment departments see section E3 - 2: Actions and Resources related to Water and marine resources, Cadagua, water treatment activities. E5 - 3: TARGETS RELATED TO RESOURCE USE AND CIRCULAR ECONOMY The established Circular Economy Plan includes targets, which follow the principles of the waste hierarchy (reuse, recycling and valorization), and performance indicators: In line with the requirements of the EU Taxonomy, the Company aims to valorize at least 70% of the non-hazardous construction and demolition waste generated annually in construction activities, having recovered 76% of this waste in 2025 (75% in 2024), meeting the established target. In the construction sector, the annual target is to valorize 80% of excavation soils. In 2025, 87% of soils excavation were valorized (90% in 2024). Cadagua's treatment plants are committed to the recovery of 80% of the sewage sludge generated for agricultural use, composting or thermal drying, and 85% of the sludge generated was recovered (76% in 2024). Ferrovial´s objectives apply to the Company´s financial consolidation scope and were set on a voluntary basis. Trend analyses and the requirements of analysts and investors were considered when setting these objectives. In addition, targets were established in accordance with the principles of the Quality and Environment Policy, with a focus on the efficient use of natural resources and the use of recycled materials, reducing waste. In addition, the Company continually evaluates the effectiveness of its water-related targets and initiatives through internal reviews. The promotion of higher circular material use rates is achieved through the reuse and recovery policies integrated into these targets. The Circular Economy Plan is designed to integrate circular economy principles into the Company's processes, encouraging the reuse and recycling of waste, thus optimizing resource efficiency through the application of circularity criteria – either through the reuse or recycling of materials in operations – or through supply chain management to source materials with recycled content, all while reducing environmental impact. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 128_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

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Minimizing the use of primary raw materials is possible thanks to the reuse and recovery strategies associated with these targets. By prioritizing the reuse of materials, the consumption of these resources is significantly reduced.

The promotion of effective waste management is aligned with internal policies and procedures aimed at ensuring compliance. Waste is separated to facilitate proper handling and recovery, either by reusing it on site or by sending it to an approved waste manager for recycling

E5 - 4: RESOURCE INFLOWS

MATERIALS PURCHASED BY WEIGHT OR VOLUME*

	2021	2022	2023	2024	2025
Aggregates (t)**	-	9,509,101	9,187,753	11,071,325	9,855,839
Concrete (t)	7,178,860	6,177,323	5,338,501	5,471,617	4,497,840
Asphalt agglomerate (t)**	-	765,162	782,783	737,731	1,037,578
Cement (t*)**	-	168,752	149	271,732	246,416
Corrugated steel (t)	182,651	128,921	121,552	127,706	184,587
Bitumen (t)	464,342	106,329	48,279	77,909	76,519

**Biological materials are not material in Ferrovial's purchases.*

*** Verification of these three materials was out of scope in 2021.*

Note: The information on materials purchased for the jointly operated project HS2 Main Works, in which Ferrovial holds a share of 15% and which is proportionally consolidated, is not included. This information does not represent a relevant deviation in the disclosed metrics.

The volume of resources used by Ferrovial Construction is mainly concentrated in activities related to infrastructure construction, particularly the purchase of aggregates, concrete, asphalt and steel. The Company's sustainability and circular economy strategy demonstrates a firm commitment to reducing environmental impact and optimising resources, actively promoting the integration of recycled and reused materials in its projects. In 2024, total resource consumption amounted to 17,758,020 million tonnes, with the figure for 2025 standing at 15,898,779 million tonnes.

The methodology used to calculate resource consumption is based on the analysis of purchases made for each project. The quantities are recorded in the management system under their original units of weight or volume, using reference values that ensure consistency and accurate conversion between volumetric and mass units.

E5 - 5: RESOURCE OUTFLOWS

Waste by type	Treatment	2022	2023	2024	2025
Non-hazardous waste	**DIVERTED FROM DISPOSAL (t)**	**20,094,690**	**23,727,847**	**31,165,808**	**24,451,578**[7]
	Preparation for reuse (t)	18,099,015	21,750,885	28,497,438	19,600,754
	Recycling (t)	1,837,497	1,837,497	2,603,789	1,635,398
	Other recovery operations (t)	158,178	139,465	64,581	3,215,426
	DIRECTED TO DISPOSAL (t)	**2,782,270**	**2,805,547**	**4,199,361**	**3,988,146**
	Landfill (t)	2,748,871	2,775,523	4,151,002	3,870,948
	Incineration (t)	33,399	30,024	48,359	91,655
	Other disposal or unknown treatment (t)	0	0	0	25,543
	TOTAL	**22,876,960**	**26,533,394**	**35,365,169**	**28,439,724**
Hazardous waste	**DIVERTED FROM DISPOSAL (t)**	**17,114**	**18,577**	**1,626**	**15,778**
	Preparation for reuse (t)	0	0	0	0
	Recycling (t)	5,635	7,387	1,418	12,108
	Other recovery operations (t)	11,479	11,190	208	3,670
	DIRECTED TO DISPOSAL (t)	**3,824**	**5,848**	**6,172**	**1,111**
	Landfill (t)	0	0	0	0
	Incineration (t)	0	0	0	15
	Other disposal or unknown treatment (t)	3,824	5,848	6,172	1,096
	TOTAL	**20,938**	**24,425**	**7,798**	**16,889**[8]
TOTAL	**DIVERTED FROM DISPOSAL (t)**	**20,111,804**	**23,746,424**	**31,167,434**	**24,467,356**
	DIRECTED TO DISPOSAL (t)	**2,786,094**	**2,811,395**	**4,205,533**	**3,989,257**
	TOTAL	**22,897,898**	**26,557,819**	**35,372,967**	**28,456,613**

Note:

- *2024 waste data have been restated due to the inclusion of Construction and Demolition Waste of Webber. This data has been extrapolated considering Webber's construction and demolition waste from 2025 and the turnover for the years 2024 and 2025.*

[7] The reduction in the generation of non-hazardous waste compared to the previous year is due to the decreased generation of construction and demolition waste from the company's construction activities.

[8] The increase in hazardous waste compared to the previous year is due to the fact that in 2024 one of the construction companies generated a very low amount of hazardous waste.

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- *This year Excavation Soils and Construction and Demolition waste have been included in the table of total waste.*
- *The information related to waste indicators for the jointly operated projects HS2 Main Works, Ontario Transit Group Constructor GP and Metro Paris Ligne 3A JV, which are proportionally consolidated, are not included. This information does not represent a relevant deviation in the disclosed metrics.*

Total amount of waste not recycled	2022	2023	2024	2025
Total amount of waste not recycled	21,054,766	24,712,935	32,767,761	26,809,107
Percentage of non-recycled waste	92 %	93 %	93 %	94 %
Percentage of waste diverted from disposal	88 %	89 %	88 %	86 %

Ferrovial voluntarily reports the data on excavated soils and Construction and Demolition Waste in separate tables, as these constitute the company's most representative waste streams.

CONSTRUCTION AND DEMOLITION WASTE	Treatment	2022	2023	2024	2025
Construction and demolition waste	**DIVERTED FROM DISPOSAL (t)**	**3,213,352**	**3,157,554**	**1,704,911**	**1,614,439**
	DIRECTED TO DISPOSAL (t)	**1,088,926**	**386,492**	**572,387**	**504,174**
	Landfill (t)	1,088,926	386,492	572,387	485,760
	Incineration (t)	0	0	0	0
	Other disposal or unknown treatment (t)	0	0	0	18,414
	TOTAL	**4,302,278**	**3,544,046**	**2,277,298**	**2,118,613**

EXCAVATION SOIL		2022	2023	2024	2025
Excavation soil	**DIVERTED FROM DISPOSAL (t)**	**26,570,509**	**31,794,582**	**29,191,451**	**22,640,275**
	DIRECTED TO DISPOSAL (t)	**2,882,829**	**4,059,200**	**3,393,053**	**3,281,858**
	Landfill (t)	2,882,829	4,059,200	3,393,053	3,274,890
	Incineration (t)	0	0	0	0
	Other disposal or unknown treatment (t)	0	0	0	6,968
	TOTAL	**29,453,339**	**35,853,782**	**32,584,504**	**25,922,133**

Note: The information related to waste indicators for the jointly operated projects HS2 Main Works, Ontario Transit Group Constructor GP and Metro Paris Ligne 3A JV, which are proportionally consolidated, are not included. This information does not represent a relevant deviation in the disclosed metrics.

Composition of waste and material present

The most relevant waste streams from Ferrovial's activities come from construction activities:

- Construction and Demolition Waste (CDW), which is mainly composed of:
  - Stone CDW (concrete, asphalt and a mixture of CDW). This waste can be reused onsite through direct reuse after segregation or prior processing in an aggregate treatment plant and can also be sent to other sites.
  - Other CDW (wood, plastics, cardboard, metals, ceramics and plaster). Once this waste has been segregated on site, it can be used by reusing it on site or sending it to an authorized manager for recycling.
- Excavation soil is also an important resource within the works, the management of which must incorporate circularity criteria. Soil can be managed by reusing it on site or sending it to other locations as fill or for restoration. Soil can also be brought from other sites for use.
- In terms of the management of CDW and excavation soil, the aim is to ensure that disposal in a landfill remains the last option following the waste hierarchy.
- Regarding hazardous waste and non-hazardous waste (other than CDW and soil), proper segregation and storage of waste is carried out, as indicated by the regulations of each area in which the Company operates, and subsequently sent to an authorized manager.



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OTHER CDW
Wood
Plastic
Cardboard
Metals
Ceramics
Gypsum
Reused in site
Recycled aggregate
Aggregate Treatment Plant
Concrete
Asphalt
CDW mix
STONE CDW
CDW landfill
CONSTRUCTION AND DEMOLITION WASTE
HAZARDOUS WASTE
Authorized Manager HW
Construction project
EXCAVATION SOIL
Soil landfill
Vegetal soil
Reused in the work itself
Soil from outside the work
Fills
Restoration
Other works

The rest of materials that are present in the waste generated by Ferrovial's activities are very similar, despite the specific waste generated by water treatment plants (i.e. sewage sludge, sand, fats and oils). The following table details the materials present in Ferrovial's waste:

Construction and demolition waste	Non-hazardous waste	Hazardous waste
Concrete	Urban assailable waste: - Packaging - Paper and cardboard - Glass - Organic matter - Other non-recyclable waste	Hazardous products packaging (paint, solvent, etc.)
Asphalt and bituminous mixtures	Wood	Contaminated absorbents
Debris	Bulky	Contaminated used oils
Wood	Vegetal waste	Oil filters
Plastic	Scrap	Sprays and aerosols
Cardboard	Sand	Electrical and electronic equipment, batteries
Metals	Fats and oils	Water with hydrocarbons
Ceramics	Sewage sludge	Contaminated soil
Gypsum		Fiber cement (asbestos)
Used tires		

**Radioactive waste is not generated by Ferrovial's activity*

The waste produced is reported annually by all business lines, including both its generation and the type of treatment it receives. For reporting purposes, operational control is considered an organizational boundary. Under this approach, a company accounts for data from those sources over which it has full authority to introduce and implement its operational policies, regardless of its shareholding in the Company. The Company has a specific corporate reporting tool through which the environmental heads of each business unit report their data. Companies also have their own methods of recording waste. Waste is consolidated by type of waste and disaggregated by treatment type. When the treatment type is unknown, the Company takes the worst-case scenario, assuming that the waste is earmarked for disposal. No estimates were made, since the data is recorded from authorized waste managers' information. No other external body has participated in the validation of this metric.

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Social information

ESRS S1 OWN WORKFORCE

SBM-3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL

At Ferrovial, the workforce is at the heart of its operations, strategy, and business model. Each employee plays a key role in the Company's mission to deliver sustainable infrastructure solutions worldwide. Recognizing the complexity and challenges of its operating environments, Ferrovial has developed a clear understanding of the potential and actual impacts on its workforce, using this knowledge to adapt its strategy and shape its future.

The Company's operations carry inherent risks, particularly in sectors such as construction and infrastructure management. Health and safety is a top priority, given the potential for work-related accidents or injuries. These risks are carefully managed through robust safety protocols and ongoing training. While negative incidents such as individual accidents are not systemic within Ferrovial's operations, the Company treats each occurrence with the utmost seriousness, implementing measures to prevent recurrence and minimize potential reputational, operational, and financial risks. To address these risks, Ferrovial has integrated rigorous safety standards and monitoring systems into all projects, ensuring compliance and care for its workforce.

But it is not just about mitigating risks; it is also about seizing opportunities. Ferrovial sees its people as a source of strength and innovation. Programs focused on professional development, such as leadership development programs, enable employees to grow alongside the Company. This approach increases job satisfaction and productivity, while fostering loyalty and reducing turnover and improving working conditions which reflects Ferrovial's commitment to creating a supportive and inclusive environment. Likewise, the Company's emphasis on equality ensures that all employees feel valued, with mechanisms in place to address any concerns and safeguard their rights.

As Ferrovial embarks on its journey to sustainability, its workforce stands at the forefront of this transformation. The Company's energy transition strategies, present new opportunities for job creation, upskilling, and professional growth. Employees are empowered to adapt to new roles, particularly in energy transition projects and technological innovations, ensuring that they remain integral to Ferrovial's evolving mission.

Throughout this journey, Ferrovial leaves no room for practices that violate fundamental rights. Its operations are free from the risk of forced or child labor, backed by a comprehensive due diligence process that ensures compliance in all regions. This diligence reflects the Company's unwavering commitment to ethical practices and the well-being of its workforce.

Ferrovial understands that certain groups within its workforce face unique risks and opportunities. Younger employees benefit from structured development programs, while workers in high-risk environments receive enhanced safety measures tailored to their needs. Employees engaged in cutting-edge projects, such as digital infrastructure, are offered opportunities to improve their skills and contribute to transformative initiatives.

In every decision, Ferrovial ensures that its workforce remains central to its strategy. By aligning employee well-being with its broader goals, the Company not only navigates risks but also unlocks opportunities for growth, innovation, and sustainability. This holistic approach reinforces Ferrovial's commitment to its employees and paves the way for a resilient and inclusive future.

Own workforce	Stage*	Description	Likelihood of occurrence	Time horizon
Working conditions				
(+) Impact	OP	Improvement in working conditions due to an increase in permanent contracts and a reduction in temporary contracts, as well as the establishment of adequate wages.	Current	S
(+) Impact	OP	Improvement of the working environment through the implementation of mechanisms for complaints and employee protection, fostering a sense of belonging and inclusion, and always guaranteeing freedom of association and collective bargaining.	Current	S
(+) Impact	OP	Improvement of working conditions through the implementation and periodic review of the Human Rights Policy for all Group employees, as well as other commitments (Global Compact and United Nations Guiding Principles).	Current	S
(-) Impact	OP	Workforce displacement and role transformation resulting from automation and adoption of new technologies.	Current	S
Risk	OP, VC	Damaged reputation and loss of trust as a responsible company that does not comply with human rights.		M
Opportunity	OP, VC	Becoming a leader in the sector by promoting best practices in human rights across the value chain.		S
Opportunity	OP, VC	Differentiation and access to customers with high human rights standards requirements.		S
Equal treatment and opportunities for all				
(+) Impact	OP	Promoting the professional development of workers through attractive career guidance programs and services tailored to their needs, fostering corporate culture.	Current	S
Opportunity	OP	Attracting and retaining talent and reducing turnover by offering high-tech projects where they can develop their skills in highly attractive professional areas.		M
Risk	OP	Loss of competitiveness due to lack of diversity in the workforce.		S
Opportunity	OP	Increased employee productivity.		S

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Health & Safety				
(+) Impact	OP, Pt	Improved health and safety of workers by improving workplace conditions, including technological support (e.g. digitization of processes).	Current	S
(-) Impact	OP, Pt	Deterioration of workers' health.	Current	S
(-) Impact	OP, Pt	Death or disabling injuries.	Current	S
(+) Impact	OP, Pt	Promotion of innovation and digitalization to improve safety in projects, reducing accidents and risks for workers.	Current	S
Risk	OP, Pt	Reputational risk caused by the impact of a fatal accident or one with catastrophic consequences.		M
Risk	OP, Pt	Operational risk delays: caused by suspension of activities as a result of a fatal accident or damage to property.		S
Risk	OP, Pt	Financial risk: related to compensation or sanctions; Loss of contracts with customers with high security standards.		M
Opportunity	OP, Pt	Increased productivity, job satisfaction and employee retention thanks to the Group's care for the health and well-being of employees.		M
Opportunity	OP, Pt	Reduction of absenteeism from work derived from proper management of the health and well-being of employees that reduces the costs stemming from accidents at work and occupational diseases.		S

**OP: Own operations; VC: Value chain; Pu: Purchases; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long term.*

S1 - 1: POLICIES RELATED TO OWN WORKFORCE

Policy	Global Anti-Harassment and Anti-Discrimination Policy
Description	Ferrovial is committed to fostering a workplace free from any manner of harassment, discrimination, or abusive behavior. This policy establishes a framework for ensuring respect, equal opportunities, and a safe working environment for all employees. It aligns with Ferrovial's values and principles, reinforcing a culture of integrity, inclusion, and zero tolerance for harassment or discriminatory practices. The Company guarantees that all allegations are treated seriously and handled confidentially, impartially, and diligently.
Objective	The objectives of this Policy are: a. To ensure that Company employees are treated with dignity and respect when working within the organization and externally at any company-sponsored event. b. To maintain and promote a work environment free from all forms of harassment, unlawful discrimination, and intimidation, in which customers, employees, suppliers, business partners, visitors, and shareholders are treated with dignity and respect. c. To provide all individuals concerned with an adequate procedure for the examination of complaints of harassment, unlawful discrimination, and intimidation.
Associated material impacts, risks, and opportunities	• Material impacts: Negative effects on employee morale, productivity, and retention due to workplace conflicts. • Risks: Legal and reputational damage resulting from harassment or discrimination incidents. • Opportunities: Enhanced employee satisfaction, improved talent attraction, and strengthened corporate reputation by fostering a positive workplace culture.
Follow-up and remediation process	Ferrovial ensures compliance with the policy by establishing clear reporting channels for employees, such as the Ethics Channel, and implementing internal investigation protocols to promptly address reported incidents. The Company also promotes awareness and prevention of harassment and discrimination through comprehensive training programs. Ferrovial also regularly monitors and updates its policies to align them with best practices and legal requirements, ensuring a robust and proactive approach to compliance
Scope of the policy	
Affected stakeholders	All Ferrovial employees, contractors, and relevant third parties within the organization.
Geographic areas	Global
Value chain application	Applies internally to Ferrovial's workforce and extends to external collaborators, ensuring alignment with corporate values of inclusion and non-discrimination.
Exclusions from the application	There are currently no exclusions; the policy applies to all areas of activity, geographies, and stakeholders globally.
Policy approval flow	
Responsible party	Ferrovial CEO - responsible for approving and implementing the policy.

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Other issues to report (if applicable) Consistency with third-party instruments or standards The policy aligns with Ferrovial’s Code of Ethics and Business Conduct, Corporate Responsibility Policy, and Human Rights Policy, as well as international standards such as the United Nations Global Compact, ILO conventions, and human rights frameworks. Stakeholder engagement The policy considers stakeholder expectations by promoting a safe and inclusive work environment. How it is made available The policy is available on Ferrovial’s website ( ferrovial.com) and on the Company’s internal communication channels. Significant policy changes N/A – no changes have been made. Processes and measures for collaboration and inclusion of staff perspectives: Policy Human Rights Policy Description This policy is designed to ensure the protection and respect of human rights at Ferrovial and to raise awareness across the Company. It commits Ferrovial to complying with the principles outlined in this policy throughout its activities. Its principles include health and safety, protection of team members’ rights, freedom of association and collective bargaining, promotion of equal opportunities and non-discrimination, children’s rights and prevention of child exploitation, rejection of slavery and any form of forced labor, respect for the rights of local communities, with special attention to indigenous peoples and other minorities who may be particularly vulnerable, commitment to caring for the environment, the right to freedom of opinion, information, and expression, the fight against corruption, privacy, and intellectual property. Objective Foster respect, protection, and management of human rights risks in all activities, promoting equality, dignity, and safety for stakeholders. Associated material impacts, risks and opportunities • Material impacts: human rights violations across the value chain. • Risks: reputational damage, legal liabilities, and loss of stakeholder trust. • Opportunities: strengthening trust, promoting ethical practices, generating positive impacts, and aligning with international human rights standards. Follow-up and remediation process Ferrovial’s human rights due diligence process consists of several corporate tools that integrate human rights: Code of Business Ethics, Purchasing Policy, Risk Identification and Assessment Process (FRM), Third-Party Ethical Integrity Due Diligence Policy, and the equivalent procedure for suppliers. Ferrovial maintains an Ethics Channel for reporting incidents, accessible by telephone, postal mail, intranet, and website, with options for confidential or anonymous reporting. Issues are handled by the Compliance and Risk Management Department, which ensures the confidentiality and protection of whistleblowers. To ensure that Ferrovial remains aware of potential risks and emerging situations related to human rights, it actively participates in organizations and working groups focused on human rights and social impact, such as Forética (Social Impact Cluster) and the SERES Foundation (Human Rights Lab). Scope of the policy Affected stakeholders Primary stakeholders: employees, contractors, customers, suppliers, and partners (e.g., joint ventures). Secondary stakeholders: communities affected by Ferrovial’s activities. Geographic areas Global Value chain application Encompasses all entities under Ferrovial’s control, including suppliers and partners. Specific efforts are made to ensure compliance with the Company’s Suppliers' Code of Ethics and other related policies. Exclusions from the application Not explicitly stated. Policy approval flow Responsible party Board of Directors – responsible for approving and implementing the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards This policy is consistent with international frameworks, including: - the Universal Declaration of Human Rights – International Labor Organization (ILO) Conventions – United Nations Guiding Principles on Business and Human Rights – OECD Guidelines for Multinational Enterprises. Stakeholder engagement Actively engages with employees, communities, customers, suppliers, and contractors. Regular assessments and communication mechanisms ensure ongoing dialogue and feedback. How it is made available Published on Ferrovial’s website and communicated through internal and external channels. Significant policy changes The Human Rights Policy has been updated and approved by the Board of Directors the 18th of June 2025. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 134_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Policy Flexibility and Work-Life Balance Policy Description Ferrovial’s Flexibility and Work-Life Balance Policy includes a series of leave options and improvements, such as the extension of maternity and adoption leave, the possibility of taking a sabbatical, the purchase of additional vacation days, and flexible working hours. In addition, there are specific measures for caring for family members, exceptional recoverable leave, and facilities for employees with disabilities or disabled family members. These measures are managed by the Human Resources Department, ensuring that each request is tailored to individual needs and complies with current labor regulations. Objective The objective of Ferrovial’s Flexibility and Work-Life Balance Policy is to promote an appropriate balance between the personal and professional lives of its employees. To this end, Ferrovial offers a series of leave options and improvements, all of which are described below, without prejudice to the rights and leaves already provided for in applicable labor legislation, such as the Workers’ Statute or Sectoral or Provincial Collective Bargaining Agreements. Associated material impacts, risks and opportunities • Material impacts: improvement of working conditions through the implementation and periodic review of the Human Rights Policy for all Group employees, and the improvement of the work environment through the implementation of reporting and protection mechanisms. • Opportunities: increased productivity, job satisfaction, and employee retention thanks to the Group’s focus on the health and well-being of its workers. Follow-up and remediation process These mechanisms include regular reviews and audits conducted by the Human Resources Department to ensure compliance and effectiveness of the policy. The policy is supported by an action plan detailing specific measures and initiatives to promote work-life balance, such as flexible working hours, additional leave options, and support for employees with caregiving responsibilities. Scope of the policy Affected stakeholders All staff members of any company belonging to the Ferrovial Group in Spain. Geographic areas Spain Value chain application Ferrovial’s Flexibility and Work-Life Balance Policy applies mainly to the internal stages of the value chain, i.e., to the Company’s direct employees. However, Ferrovial also promotes work-life balance practices in its relationships with suppliers and business partners, encouraging them to adopt similar policies that benefit their own employees. Exclusions from the application Business units that expressly exclude any of the policy measures. Policy approval flow Responsible party Chief Executive Officer-responsible for approving and implementing the policy Other issues to report (if applicable) Consistency with third-party instruments or standards Ferrovial’s Flexibility and Work-Life Balance Policy is aligned with its Human Rights Policy, which is governed by international frameworks such as the United Nations Global Compact and the United Nations Guiding Principles on Business and Human Rights. Stakeholder engagement Ferrovial ensures continuous and permanent information through effective communication channels, leveraging new technologies and maintaining cooperation and transparency with stakeholders. It actively engages with employees, through regular assessment and communication mechanisms that ensure continuous dialogue and feedback. How it is made available Available on the Ferrovial Intranet. Significant policy changes N/A – no changes have been made. Policy Health and Safety Policy Description Ferrovial’s Health and Safety Policy aims to create safe working environments for everyone, every day. The policy establishes fundamental requirements to promote a consistent and positive safety culture across the Group. Objective The policy aims to ensure compliance with legislation and best practices, to implement reliable risk assessment processes, and to promote effective communication, training, and resource allocation to maintain safe working conditions. Associated material impacts, risks, and opportunities • Material impacts: safe working environments, compliance with legal standards, and continuous improvement in health and safety performance. • Risks: legal and reputational risks, as well as risks associated with workplace health and safety. Follow-up and remediation process The policy includes mechanisms for regular measurement, monitoring, and reporting of health and safety performance. It also involves investigating incidents and accidents to prevent recurrence and ensure continuous improvement. Scope of the policy Affected stakeholders The policy impacts Ferrovial employees, managers, customers, investors, supply chain partners and other stakeholders involved in maintaining and promoting health and safety in the workplace. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_135

Geographic areas Global Value chain application The policy applies to all stages across the value chain, ensuring compliance with health and safety principles in all Ferrovial operations. Exclusions from the application There are no exclusions from the application of this policy. Policy approval flow Responsible party Board of Directors – responsible for approving and implementing the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards The policy aligns with applicable legislation and best practices in the field of health and safety. Stakeholder engagement The policy addresses the interests of key stakeholders in its establishment and implementation. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and on the intranet. Significant policy changes The Health, Safety and Well-being Policy has been updated and approved by the Board of Directors the 18th of December 2025. Policy Belonging and Inclusion Policy Description It is Ferrovial’s expectation that all of its employees enjoy equal opportunities in the development of their professional careers irrespective of age, gender identity or expression, sexual orientation, marital status, race, color, nationality, genetic information, ancestry, disability status, medical condition, pregnancy, religion, and religious creed, or any other personal or social characteristic protected by (local) law, regulation or ordinance, and a workplace free of personal harassment or illegal discrimination of any kind. The Company expects employment decisions such as hiring, promotion, pay, termination, and career development opportunities to follow this principle. Objective This policy is designed to promote a culture of belonging and inclusion, a work environment that fosters talent development and innovation, including a wide range of perspectives and experiences at Ferrovial, in each case subject to and in accordance with applicable laws. Associated material impacts, risks, and opportunities • Material impacts: worker health and occupational injuries or accidents. • Risks: reduced competitiveness due to a lack of diversity within the workforce. • Opportunities: increased productivity, greater job satisfaction, and talent retention, reduction in absenteeism and costs associated with workplace accidents and occupational illnesses, and the attraction of professionals through the implementation of high-value technology projects. Follow-up and remediation process Ferrovial will adopt practices and controls to promote the implementation, monitoring, and verification of compliance with this policy, in each case subject to and in accordance with applicable laws. Ferrovial has an Ethics Channel through which employees, managers, and other stakeholders can report irregularities, non-compliance, or unethical or illegal behavior. The Ethics Channel can be accessed from the Ferrovial website or by calling the toll-free numbers or writing to the postal address listed on the website. Scope of the policy Affected stakeholders All staff. Geographic areas Global Value chain application Act in accordance with Ferrovial’s values and promote equal treatment of the Company’s employees through measures that enable fair and non-discriminatory conditions. Exclusions from the application None specified. Policy approval flow Responsible party Board of Directors – responsible for approving and implementing the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards This policy has been prepared under the recommendations 2.1.5 and 2.1.6 of the Dutch Corporate Governance Code, and is aligned with Ferrovial’s Code of Ethics and Business Conduct, Human Rights, Corporate Responsibility and Sustainability Policies. This policy is published on Ferrovial’s website. Stakeholder engagement Ferrovial ensures continuous and permanent information through effective communication channels, leveraging new technologies and maintaining cooperation and transparency with the competent authorities and regulators. How it is made available This policy is available on the Ferrovial website ( Ferrovial.com) and on the intranet. Significant policy changes The Belonging and Inclusion Policy has been updated and approved by the Board of Directors the 28th of May 2025. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 136_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

S1 - 2: PROCESSES FOR ENGAGING WITH OWN WORKERS AND WORKERS' REPRESENTATIVES ABOUT IMPACTS

Ferrovial's workforce is at the heart of its operations and success. In recognition of this, the Company has developed a comprehensive approach to human rights, inclusion, and employee engagement that integrates respect for international standards, structured worker participation mechanisms, and specific measures addressing vulnerable groups. This holistic framework ensures that the well-being, rights, and effective participation of employees are prioritized in all aspects of its operations.

A key pillar of this approach is the systematic inclusion of workers' perspectives in decision-making related to managing actual and potential impacts on workers. Ferrovial has activated mechanisms to actively engage employees and their representatives, ensuring that their views meaningfully contribute to shaping policies and addressing challenges. Through structured initiatives such as climate surveys, risk assessments, and performance evaluations, employees can provide valuable feedback, which is subsequently discussed with managers to propose improvements. The Company's individual and collective representative bodies, including staff representatives, union sections and committees, as well as the Social Dialogue and Negotiation Committee with the legal representatives of the workers, ensure ongoing dialogue between the Company and its employees and the defense of their fair and legitimate rights and interests.

At the same time, Ferrovial's institutional participation through the Negotiating Committees for Collective Agreements applicable to its employees in the different sectors and activities in which it operates not only ensures strict compliance with workers' rights, but also transparency and alignment with all labor issues and matters that affect them. By way of example, Ferrovial signed a commitment to the International Federation/Alliance of the most representative trade unions in the sector (Framework Agreement). The Framework Agreement acknowledges the decisive role of the trade unions involved in the infrastructure sector in which Ferrovial operates globally and ensures compliance with the applicable regulations and legislation in the countries where it operates. These legal frameworks guarantee workers' participation in company policies through collective bargaining.

At the same time, compliance mechanisms, such as the Ethics Channel, ensure that employees have access to a confidential and anonymous platform to raise concerns, with explicit protections against retaliation, thereby reinforcing confidence in the process. The main mechanisms established are as follows:

	Description	Responsible party
Opinion and climate surveys	Objective: To gather information on employee job satisfaction, corporate culture, and belonging and inclusion. Coordinated by the Culture and Engagement function, Ferrovial conducts annual employee satisfaction surveys among its professionals, which include 32 indicators related to satisfaction, loyalty, happiness, culture, belonging, and inclusion, along with two open-ended questions that allow employees to make suggestions on an anonymous basis. Once this information has been collected, specific action plans are defined for each business unit. Social dialogue at Ferrovial is ongoing, covering both regularly scheduled commitments and ad hoc commitments required by labor regulations, as well as those initiated by the Company or employee representatives whenever necessary. Ferrovial conducts annual workforce satisfaction surveys that include aspects such as sense of belonging, professional development, compensation, reputation, work experience, culture and inclusion. Ferrovial continues to strengthen the role of managers as key actors responsible for the work environment and team engagement, providing them with tools to analyze and improve them. The latest survey, conducted in December 2025, achieved a participation rate of 78.17% and an overall satisfaction score of 7.9 out of 10.	Human Resources
Risk assessments and results	Objective: To include feedback meetings with managers to address individual and collective concerns.	Human Resources
Legal representation of workers (RLT)	Objective: to channel individual and collective requests through staff representatives, Works Councils, and Trade Union Sections. The social dialogue process is conducted at various levels of collective bargaining: At the sectoral level (construction, industry, and water sectors), through participation in negotiating tables and joint committees at both the national and regional levels, as Ferrovial is recognized as one of the most representative companies in its fields of activity. At the Company level, through ongoing dialogue with trade union branches and formal negotiation processes with the various collective and individual representative bodies, including works councils and staff representatives. Although collective bargaining represents the formal basis of this dialogue, these mechanisms also serve as day-to-day communication channels to address employee concerns and ensure employee involvement in all labor policies that affect them.	Human Resources
Ethics Channel	The process is managed by the Compliance function, with the support of Internal Audit in the analysis of certain priority communications, to ensure the timely and effective resolution of reports to the Ethics Channel. The Chief Compliance Officer reports on a quarterly basis to the Audit and Control Committee and annually to the Board of Directors.	Compliance and Human Resources

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Effectiveness assessment. The effectiveness of collaboration is measured through: • Annual employee satisfaction surveys: These cover topics such as sense of belonging, professional development, compensation, reputation, work experience, culture, and inclusion. Ferrovial continues to strengthen the role of managers as those responsible for the work environment and team engagement, providing them with tools to analyze and improve these aspects. • Feedback processes: Performance evaluations and assessment of the impact on work dynamics. • Dialogue with workers’ legal representatives: Regular meetings to address specific problems and propose corrective measures. Regarding specific measures to promote gender equality in Spain, Ferrovial has implemented more than 60 equality measures, which fall within the following areas of action: 1. Equality Responsible 2. Recruitment and hiring 3. Training 4. Career development and promotion 5. Working conditions 6. Remuneration policy 7. Occupational health and wellbeing 8. Shared responsibility and work–life balance 9. Female underrepresentation 10. Prevention of workplace harassment, sexual harassment, and harassment on grounds of sex 11. Protection for victims of gender-based violence 12. Communication Compliance with the measures is monitored through audits conducted by the Equality Committee and through the results of employee opinion surveys, which include specific questions on belonging and inclusion. Furthermore, Ferrovial does not apply a specific classification of vulnerable workers, as the Company ensures that everyone’s needs are heard and addressed through established listening and engagement mechanisms. These procedures allow all employees to share their perspectives, which are then taken into account. These listening mechanisms are strictly confidential; therefore, no identification or segregation of individuals as vulnerable is carried out. S1 – 3: PROCESSES TO REMEDIATE NEGATIVE IMPACTS AND CHANNELS FOR OWN WORKERS TO RAISE CONCERNS Employees can communicate their concerns to the HR Department, their line manager, the Compliance Department or to the Ethics Channel. The Company provides its employees and other stakeholders with an Ethics Channel, a confidential system that allows, if the reporter so wishes, reporting on an anonymous basis in accordance with applicable legislation, to facilitate the communication of any possible irregularities, breaches, or behavior contrary to law or Ferrovial's ethical policies and procedures, including in particular possible cases of fraud or corruption, anti-competitive practices, human rights violations, financial and tax matters, or damage to the environment, always safeguarding their identity and with zero tolerance for any possible retaliation. Matters related to Ferrovial SE's accounting, internal accounting controls, auditing, or questionable financial practices may also be reported, as well as any alleged misconduct by members of the Board of Directors, all of which are considered "Priority Communications" under the Ethics Channel policy. Priority communications are handled by the Compliance Department and in some cases by Internal Audit Department. Accounting Complaints, however, are handled by the Audit and Control Committee together with the Compliance Department.Those communications involving actual or alleged misconduct by the Board will be handled by the Chair of the Audit and Control Committee. All communications are handled objectively and diligently in accordance with the Ethics Channel Policy. Throughout the process, the right of those involved are respected, particularly the presumption of innocence. Likewise, Ferrovial has zero tolerance policy towards retaliation against any person who reports to the Ethics Channel in good faith or takes part in the investigation thereof. Communications are screened by the Compliance Department and handled by the Management Body that best suited to the circumstances, taking into account , independence, and absence of conflicts of interest among those responsible for the investigation. To assist the teams that may be involved in this task in their respective areas of expertise, the Compliance Department has developed an Investigations Guide. In addition, training sessions have been held for the Compliance Network to ensure the diligent handling of all communications and respect for the individuals involved. The Compliance Department periodically reviews communications that have already been closed to prevent possible cases of retaliation. The Chief Compliance Officer reports on a quarterly basis to the Audit and Control Committee and annually to the Board of Directors regarding the communications received and the measures adopted in relation to them. The Ethics Channel can be accessed by telephone, intranet, or the corporate website (https://Ferrovial.com). In addition, specific reporting channels have been established in some Group companies for reasons of legal necessity. Further information on communications received is available through the Ethics Channel (See ESRS G1-1, section “Ethics Channel”, for further details). The communication management process and the possibility of communicating with the reporter will be described in more detail in the Secure correspondence section. Once received, communications are handled and processed securely to protect the confidentiality of (i) the identity of the reporting person(s) and any third party mentioned, and (ii) the actions taken during the handling and processing of the communication. They are also managed in a way that 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 138_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

safeguards personal data and prevents unauthorized access. Investigations are conducted objectively, fairly, and diligently, in line with internal procedures and applicable laws. The reporting person and the Management Body may contact each other through the Ethics Channel (secure correspondence section), which allows confidential communication to be maintained, even where the report is anonymous, in order to request additional information or clarification on the information reported and to ensure that the reporting person is kept informed of the progress of the case and the measures adopted. This communication operates bidirectionally, so the reporting person or the Management Body can contact each other if necessary. Finally, the reporting person is informed of the closure and outcome of the case. Awareness of and trust in the Ethics Channel are assessed through satisfaction surveys conducted at the end of mandatory training courses. The latest survey was launched in 2025 with the refresher training course on the Code of Ethics, and the results showed that 95.5% are aware of the existence of the Ethics Channel, 98,1% know that concerns or irregularities can also be reported to their manager or to HR Department , and 97.05% are aware that Ferrovial has a zero-tolerance policy against any form of retaliation against individuals who submit a communication in good faith. The corrective measures adopted are mainly disciplinary actions (including dismissal), training programs, or changes to internal processes or procedures, all in accordance with applicable internal procedures, collective bargaining agreements, and applicable legislation. The regulatory framework applicable in the different jurisdictions in which Ferrovial operates is also taken into account. Once corrective measures have been implemented, the management bodies responsible for handling communications are required to monitor the application of the different measures, as well as to monitor the individuals concerned to confirm that no retaliation occurs. The Ethics Channel is managed by the Compliance Department through a third-party IT tool for submission and management of all communications. Those responsible for managing communications will have access to the IT tool, as appropriate, which also serves as a repository for all communications received. In addition, there is a suggestion box available on the Company's intranet, managed by HR, so that employees can send their suggestions and requests directly to the HR Department. All communications are handled objectively and with due diligence in accordance with the Ethics Channel Policy and the policy for the management of inquiries, complaints, and reports. Investigations are conducted objectively, fairly, thoroughly, and with due diligence, as well as with the utmost care and consideration, pursuant to internal procedures and applicable laws. The independence and absence of conflicts of interest in the process is ensured to the fullest extent possible. Throughout the process, the rights of those involved are respected to the greatest extent possible, including the presumption of innocence and the honor of the person concerned. Likewise, the absence of retaliation is guaranteed to all reporters acting in good faith and to those participating in the investigation of communications. It should also be noted that Ferrovial has a Global Anti-Harassment and Anti-Discrimination Policy and a Harassment Prevention protocol in place to ensure dignified and respectful treatment throughout the organization and a work environment free from harassment, discrimination, and intimidation. The policy also establishes a protocol for handling potential complaints. To promote awareness of this protocol, a mandatory training course has been tailored for managers and recruitment teams, with the objective of mitigating legal risks and avoiding the possibility of reverse discrimination in decision-making and promotion processes. To this end, Ferrovial provides an online training program with more than 130 resources available, including content on unconscious bias, inclusive leadership, and other relevant aspects of inclusion. S1-4: TAKING ACTION ON MATERIAL IMPACTS ON OWN WORKFORCE, AND APPROACHES TO MITIGATING MATERIAL RISKS AND PURSUING MATERIAL OPPORTUNITIES RELATED TO OWN WORKFORCE, AND EFFECTIVENESS OF THOSE ACTIONS Working conditions • Ferrovial’s commitment to human rights further strengthens this framework by aligning its policies and practices with international standards such as the United Nations Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work, and the OECD Guidelines for Multinational Enterprises. These commitments are reflected in policies that promote non-discrimination, fair wages, freedom of association, and safe working conditions. Collaboration with employees remains essential, as the Company leverages established communication channels and collective bargaining agreements to ensure that workers’ voices are heard and appropriately addressed. When rights violations occur, Ferrovial ensures timely and effective remediation through internal mechanisms, such as the Ethics Channel and coordinated investigations, with the objective of preventing recurrence and ensuring access to remedy. Ferrovial also extends its commitment to fostering a sense of belonging and inclusion through specific measures targeting vulnerable and marginalized groups. The Equality Plan, which applies exclusively in Spain, encompasses more than 80 initiatives, including professional development programs and actions to ensure equal pay for equal work. The Plan focuses on underrepresented groups, such as women, while addressing unconscious bias through specialized training for managers and hiring decision-makers. Partnerships with organizations that support people with disabilities further reinforce Ferrovial’s commitment to fostering a diverse and inclusive workplace. • Ferrovial guarantees full compliance with the labor regulations applicable to its employees. Its entire workforce is covered and protected not only by the labor legislation in force in each sector and activity in which it operates in different geographical areas, but also by the collective bargaining agreements, codes, and collective agreements applicable to them, which are the result of collective bargaining processes with the legal representatives of the workers. As mentioned above, all these rights and obligations for the Company are adapted and implemented in accordance with the requirements of the regulations in the different geographical areas in which Ferrovial operates. • Particular attention is given to all those policies aimed at ensuring a work-life balance, with special reference to the objectives and measures set out in the Ferrovial Group’s single Equality Plan in Spain, whose focus on work-life balance and shared responsibility improves many of the rights and leave entitlements established for this purpose. • Similarly, the Digital Disconnection Policy, which also aims to promote a healthy work-life balance and applies to all employees in Spain, reinforces this commitment by ensuring a healthy working environment that respects the personal and family needs of employees. • Also noteworthy is Ferrovial’s Flexibility and Work-Life Balance Policy, which applies to all employees in Spain and includes a series of enhancements to the leave and time-off arrangements, namely, the extension of leave periods for the care of children or dependent family members, improvements to family care leave, marriage leave, flexible working hours, the purchase of vacation time, and even the possibility of taking a sabbatical. In addition, exceptional recoverable leave arrangements and specific accommodations are available for employees with 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_139

disabilities or employees with dependent family members with disabilities. The Human Resources Department manages these measures, ensuring that each request is tailored to the individual needs of each employee. • Impacts on employees are taken into account when the company decides to terminate business relationships Social dialogue • Ferrovial promotes an inclusive and structured social dialogue framework in which employees can not only participate in the Company’s objectives but also ensure that their interests, concerns, and aspirations are communicated to management through their supervisors. This dialogue is achieved primarily through the legal representatives of employees and takes the form of participation in trade union sections, works councils, negotiating committees, national social dialogue committees, and committees that monitor the different policies implemented by the Company, where key aspects related to the rights and obligations of the parties, working conditions, and the safety and well-being of employees are discussed and agreed upon. Ferrovial therefore facilitates ongoing communication between the management and its employees through employee representatives, ensuring that employees’ concerns and proposals are heard and considered. • All the social partners with whom Ferrovial interacts are legally legitimized. These partners have been elected and appointed through electoral processes carried out by the workers they represent or hold positions within the most representative trade union federations in the sectors and activities in which the Company operates. This structure ensures that workers’ voices are adequately represented and that their interests are effectively defended in negotiations and social dialogues at both the local and global levels. In this way, the Company anticipates the labor- related challenges currently demanded by its workforce, enabling it to plan improvement actions that solve any potential conflicts identified. • In the Construction business in Spain, 100% of the workforce is represented by trade unions, as where there is no Works Council or staff representatives, these employees fall within the scope of representation of the Trade Union Sections with which a State Negotiating Committee has been set up. At the international level, without prejudice to the forms of representation applicable in each territory, Ferrovial has entered an international/global framework agreement with the most representative trade union federations in the sector and the BWI (Building and Wood Workers’ International), which encompasses more than 350 trade unions. Its primary objective is to promote trade unions in the construction, wood and related industries, thereby guaranteeing workers’ rights. • The sectors and activities in which Ferrovial operates in Spain have their respective Sectoral Bargaining Collective Agreements, which serve as minimum standards and apply to all workers simply by virtue of their providing services and performing duties within those activities, without prejudice to any collective agreements that may exist in each workplace or individual agreements entered into between each worker and the Company. Health & Safety To mitigate the negative impacts on its workforce resulting from the transition to a greener and more climate-neutral economy, Ferrovial has adopted training and re-skilling programs that ensure employees acquire the necessary skills in a constantly evolving work environment. In 2025, a total of 293,432 hours of occupational health and safety training were provided. The Company offers support measures, such as career counseling, coaching, internal relocation, and early retirement plans, in situations of restructuring or downsizing. In recognition of the challenges posed by the transition to a climate-neutral economy, Ferrovial has adopted a number of mitigation measures to protect its workforce. In addition to training and retraining programs, Ferrovial offers job guarantees and individualized support in situations of change, ensuring the adaptation and resilience of its teams within a context of transformation. Health, safety, and well-being (HSW) are fundamental values for Ferrovial and are monitored by the Board of Directors at each of the meetings held throughout the year. The Health and Safety Policy, approved by the Board of Directors, establishes the principles and values that guide the behavior of employees and subcontractors. This policy is implemented through the Health, Safety and Well-Being (HSW) Strategy, approved in December 2019 and extended until 2026. The strategy sets out the path to achieving the relevant objectives, focusing on operational excellence to improve Serious Injury and Fatality Prevention (SIF). The following actions are highlighted in each of the four pillars of well-being: • Physical well-being: – Global platform/app: In 2025, United Heroes has increased 2,560 employees. – Health agreements: Partnerships with health centers, gyms, online platforms, and physical therapy. – Sports events: Soccer, paddle tennis, company Olympics, and mountain outings. – Workshops: Online and in-person guides and workshops on prevention and awareness. – Participation in charity races. – Group-based activities: Weekly yoga, Pilates, boxing, full-body training, and indoor cycling sessions. – Nutrition: Personalized advice from nutritionists and in-person workshops on healthy eating. – In-person and online workshops: regarding menopause, breast cancer prevention, cardiovascular health campaigns, among others. • Mental and emotional well-being: – Psychological support programs for employees and family members. – Targeted workshops on emotional management and personal growth (topics include resilience, self-leadership, mental health, eating disorders, etc.). – Mindfulness-based practices. • Social well-being: – Team-building activities. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 140_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

– Healthy breakfasts initiatives. – Promotion of family activities: hiking, Nordic walking, etc. – Volunteering initiatives and community engagement. – Application of positive psychology principles and creation of healthy ecosystems in the workplace. • Financial well-being: – Promotion of Ferrovial’s financial support programs among employees. – Flexible compensation schemes. – Targeted in-person and online training in finance. – Guides aimed at improving personal financial management. These initiatives reinforce Ferrovial’s position as a leading employer in its key markets and drive positive changes both within the organization and across society. 2025 has been a great year for wellbeing not only because the Company has significantly increased participation and adherence, but also because its strategy is more consolidated and is part of the way Ferrovial plans and organizes its projects. 95% of its people respondents feels that wellbeing is improving their motivation, performance and productivity, and the same percentage says that they feel their psychological health is much better thanks to the tools and actions that the HASAVI strategy has developed throughout the year. Training and skills development Ferrovial’s talent strategy aims to position the Company as a leading employer in its key markets, promoting the professional growth, health, and well-being of its employees and fostering diverse teams capable of driving positive change both within the organization and across society. • At the end of the year, Ferrovial professionals have received more than 299,881 hours of training (both online and face-to-face) and a total of 293,432 hours of training in health and safety, which makes a total of 593,314 hours of training in 2025. • To mitigate the negative impacts on its workforce resulting from the transition to a greener and more climate-neutral economy, Ferrovial has adopted training and retention programs that ensure employees acquire the necessary skills in a constantly evolving work environment. In addition to these programs, Ferrovial offers job guarantees and individualized support measures in situations of change, ensuring the adaptation and resilience of its teams during periods of transformation. To take full advantage of all the opportunities identified, Ferrovial implemented the following actions: • Increasing productivity and job satisfaction: The Company promotes a culture based on prevention and responsibility principles, by improving working conditions, reducing workplace accidents and occupational illnesses, and decreasing absenteeism. These actions support higher levels of employee satisfaction and retention. • Attracting and retaining talent: By focusing on high value-added technology projects, Ferrovial enables employees to develop in innovative and professionally attractive areas, thereby reducing staff turnover and boosting motivation and commitment. • Training and professional development: Training programs ensure that employees acquire the necessary skills in a constantly evolving work environment. • Sense of belonging and inclusion: Ferrovial promotes inclusive teams to foster creativity and innovation, contributing to the success of projects and enhancing global competitiveness. S1 - 5: TARGETS RELATED TO MANAGING MATERIAL NEGATIVE IMPACTS, ADVANCING POSITIVE IMPACTS, AND MANAGING MATERIAL RISKS AND OPPORTUNITIES Although no specific quantitative targets have been set, Ferrovial manages IROs through the following objectives: Working conditions • Ferrovial guarantees the rights of its employees in Spain through its Work-Life Balance Policy and applicable collective bargaining agreements. This policy is designed to promote a healthy balance between work and personal life. • The Flexibility and Work-Life Balance Policy, applicable to all employees in Spain, reinforces this commitment by ensuring a healthy working environment that respects the personal and family needs of employees. However, these rights may vary across other jurisdictions where Ferrovial operates, depending on local regulations and applicable policies. • Ferrovial’s Flexibility and Work-Life Balance Policy, which applies to all employees in Spain, includes a series of leave options and improvements, such as extended maternity and adoption leave, the possibility of taking a sabbatical, the purchase of additional vacation days, and flexible working hours. In addition, there are specific measures for caring for family members, exceptional recoverable leave, and accommodations for employees with disabilities or disabled family members. The Human Resources Department manages these measures, ensuring that each request is assessed on an individual basis and complies with current labor regulations. Social dialogue • Ferrovial ensures that its workforce and their representatives are involved in setting targets related to the management of material impacts, both negative and positive, as well as material risks and opportunities. This involvement is reflected in records such as the minutes of the National Negotiating Committee, Works Councils, and business associations where Ferrovial actively participates as a member of negotiating committees 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_141

with the unions. These forums provide a platform for dialogue and collaboration that allows representatives to contribute directly to the establishment of impact objectives aligned with the Company’s priorities and challenges. • Each year, the Company shares detailed information with employee representatives on the level of compliance with the established objectives, which are entered into the Workday tool and displayed in the employees’ profiles, accessible at any time of the year for monitoring purposes. As proof of this, the Company can cite the minutes of the Committee for Monitoring Variable Compensation by Objectives, which highlight the structured approach to keeping representatives informed and committed to evaluating progress and the adequacy of results in relation to the organization’s objectives. This commitment is formalized through agreements signed with trade union sections across the organization worldwide. Training and skills development • The Training Department operates on three levels (Global > Business Unit > Local/Geography) to provide training to Ferrovial employees, with the aim of addressing the training needs identified in their individual development plans, developing targeted skills identified in the talent review, and providing relevant training content and pathways that enable employees to actively train in the skills that will be most in demand in the coming years. Ferrovial provides in-person, synchronous (virtual), and asynchronous (eLearning) training formats to meet the needs of its employees: the training strategy based on the “digital first” principle ensures that Ferrovial remains at the forefront of what the work environment demands of the Company’s employees, with the online campus providing fast, agile, and flexible access to more than 20,000 continuously updated training resources. • The Company has also set internal targets for the training and qualification of its employees, focusing on several key aspects: developing talent, fostering innovation, improving competitiveness, and adapting to change. As part of the annual goal-setting process, employees propose their Key Performance Indicators (KPIs) in collaboration with their line managers, who validate them. At year-end, the relevant line manager reviews the level of achievement of these KPIs/targets, which has a direct impact on the variable remuneration received by the employee. During the annual Talent Review process, the line manager evaluates the employee’s competencies, strengths, and areas for improvement. The employee also completes the corresponding self-assessment. The results of this process are reflected in the Individual Development Plan (IDP), which identifies jointly agreed development actions (including training, follow-up activities, mentoring, new projects, temporary assignments, internal mobility, etc.). This process is carried out for office-based employees. Belonging and inclusion • Ferrovial seeks to foster a workforce that embraces the characteristics that make the Company different, unique, and genuine, including both visible and invisible factors, and that integrates Ferrovial’s perspectives and experiences, capturing the richness the Company brings thanks to the diversity in its identities. Ferrovial also seeks to foster a collaborative and performance-driven work environment that recognizes and values different perspectives and experiences and creates actionable opportunities for each person to develop their full potential and contribute their best. This commitment is supported by a set of global policies, including the Global Belonging and Inclusion Policy and the Global Anti- Harassment and Anti-Discrimination Policy, among others, which establish clear principles, expected behaviors, and zero-tolerance standards. • Ferrovial has set itself a clear and measurable target in line with its Belonging and Inclusion Policy: to ensure that the Leadership Team is made up of at least 30% women and 30% men by December 2025. For these purposes, “Leadership Team” means the category of employees in management positions as defined in provision 2.1.5 of the Dutch Corporate Governance Code and in section 2:166 of the Dutch Civil Code, excluding United States employees. As of year-end 2025, the percentage of women in this group was 29% (calculated in accordance with applicable local laws and regulations). Ferrovial is very close to meeting its goal in this respect, while taking account of local laws and regulations. Nevertheless, a combination of market, sector, and internal dynamics explains why the goal is not fully met. First, women remain significantly underrepresented in infrastructure-related disciplines. Secondly, although female participation in early career and experienced hiring has been strong and stable at Ferrovial, progression into Leadership Team roles depends on role availability, time in role required before promotion, succession planning cycles, and willingness for geographic mobility. • In order to meet its goals moving forward, Ferrovial has taken several measures in accordance with applicable local laws and regulations, including (i) leadership development programs focused on executive training, mentoring, and exposure to strategic projects, (ii) partnerships with leading universities and STEM-focused programs, (iii) local actions tailored to each region and context, and (iv) over 300 other initiatives around belonging and inclusion in the past two years aimed at building a culture of belonging and inclusion. Ferrovial believes these measures support meeting its goals in this respect within a realistic timeframe. Health and safety • Ferrovial has established a quantifiable and time-bound sustainability target to assess progress in improving health and safety outcomes across its operations. The Group aims to reduce the Serious Injury and Fatality Frequency Rate (SIF9 -FR) by -31.8% in 2026 compared to the 2022 baseline. This target demonstrates Ferrovial’s commitment to ensuring safe and healthy working environments and promoting the physical and mental well-being of its workforce. This target is in line with Ferrovial’s overall target of promoting a culture of safety and well-being within the organization. By fostering safe working environments, the Company aims to reduce the frequency and severity of serious injuries and fatal accidents. • Intermediate milestones include a 10% reduction by December 31, 2023, a 19% reduction by December 31, 2024, and a 27.1% reduction by December 31, 2025. The unit of measurement is the frequency rate per million hours worked. This target applies to all direct Group operations, including employees and subcontractors at project sites and operating facilities worldwide. The 2022 Serious Injury and Fatality Frequency Rate serves as a benchmark for this target (0.69 SIF FR in 2022), ensuring a consistent measurement framework for assessing progress. The target is set for the period 2022-2026, with intermediate milestones to track progress. Ferrovial has developed a company-specific methodology to calculate a consistent global index, as there is no internationally recognized standard for health, safety, and well-being (HSW) KPIs. This approach allows the Company to establish and monitor global HSW KPIs on a consistent basis. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 142_INTEGRATED ANNUAL REPORT 2025. 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S1 - 6: CHARACTERISTICS OF THE UNDERTAKING'S EMPLOYEES

Ferrovial collects employee data through a structured process that ensures data accuracy and consistency[10]:

- Workday extraction: For integrated countries and companies, data and evidence are obtained through specific reports. Since the go-live of Workiva (Q3 2025), Workday extraction has been automated using RPA, leaving the files extracted from Workday in SharePoint for subsequent upload to Workiva.
- Upload and validation in Workiva: Data extracted from Workday is uploaded to Workiva. Collaborators review and validate the data in Workiva.
- Management outside Workday: In non-integrated countries, data is collected from local systems and updated in Workiva manually by employees.
- Key assumptions: Priority is given to the most recent and validated data, ensuring consistency between regions and compliance with reporting standards. There are no estimates used in the calculation of the total number of employees, only the total hours in the gender pay gap in the remuneration area. For more information, see ESRS 2, BP-2.

This approach ensures reliable and standardized data collection throughout the organization. Employees of Ferrovial companies and joint ventures managed by Ferrovial were included. Employees of joint ventures managed by partners were included in the reported indicators.

Employee data is classified as "Full-time" or "Part-time" and analyzed for trends. Any material variation from previous periods is reviewed in collaboration with the respective units to identify its root causes.

Both the number of employees at the end of the period and the average number of employees throughout the year are reported.

For information on total employees in the financial statements, see section 2 of the Consolidated Financial Statements: Profit (LOSS) for the year; Note 2.3: Personnel expenses.

EMPLOYEES

Employees by type of contract[4], broken down by gender

	Female		Male		Other		Not reported		Total 2025
	2024	2025	2024	2025	2024	2025	2024	2025	
No. of employees	4,511	4,384	20,990	18,225	0	0	0	0	22,609
Temporary contract	641	480	3,328	2,290	0	0	0	0	2,770
Permanent contract	3,870	3,904	17,662	15,935	0	0	0	0	19,839
Non-guaranteed hours	0	0	0	0	0	0	0	0	0
Number of part-time employees (head count)	89	92	148	198	0	0	0	0	290
Number of full-time employees (head count)	4,422	4,292	20,842	18,027	0	0	0	0	22,319

*[4]**Full-time employees** refers to those who work a full working day according to the country's labor regulations. For example, in Spain, a full working day is considered to be when the contract establishes **40 hours per week**. These employees may have a **permanent or temporary** contract, but always on a full-time basis.*

Number of employees (head count)

Gender	2024	2025
Male	20,990	18,225
Female	4,511	4,384
Other	0	0
Not reported	0	0
Total employees	25,501	22,609

The workforce has decreased from 25,501 in 2024 employees to 22,609 in 2025 during the reporting period. This reduction is primarily explained by the divestment of two subsidiaries: Ferrovial Services Chile and Broadspectrum Chile.

	Europe	America	Asia	Africa	Oceania	Total
No. of employees	15,172	7,122	189	1	125	22,609
Temporary contract	2,496	168	0	0	106	2,770
Permanent contract	12,676	6,954	189	1	19	19,839
Non-guaranteed hours	0	0	0	0	0	0
Number of part-time employees	146	141	0	0	3	290
Number of full-time employees (head count)	15,026	6,981	189	1	122	22,319

[10] Ferrovial ensures the security and confidentiality of personal data in compliance with GDPR through its Personal Data Protection Policy and Code of Ethics. Personal data are processed lawfully and confidentially, and appropriate measures are in place to protect such data and ensure responsible use across the Group and relevant third parties.

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Number of employees at year-end by region and gender:

	2024			2025		
	Men	Women	Total	Men	Women	Total
Poland*	4,913	1,788	6,701	5,097	1,891	6,988
Spain*	5,096	1,087	6,183	5,113	1,184	6,297
Chile*	4,028	440	4,468	542	86	628
United States*	4,008	596	4,604	4,306	642	4,948
United Kingdom*	874	265	1,139	873	275	1,148
Germany	793	6	799	521	4	525
Canada	558	73	631	1,153	109	1,262
Colombia	117	61	178	3	7	10
Turkey	157	27	184	157	28	185
Australia	119	54	173	85	40	125
Portugal	66	49	115	95	43	138
Puerto Rico	213	32	245	226	40	266
France	24	18	42	32	23	55
Netherlands	7	6	13	6	5	11
Peru	4	4	8	3	4	7
Slovakia	4	2	6	5	1	6
Saudi Arabia	3	0	3	1	0	1
Ireland	1	1	2	2	0	2
Italy	0	2	2	0	2	2
Tunisia	1	0	1	1	0	1
Brazil	1	0	1	1	0	1
India	3	0	3	3	0	3
TOTAL	**20,990**	**4,511**	**25,501**	**18,225**	**4,384**	**22,609**

** Countries in which the Company has at least 50 employees, representing at least 10% of its total number of employees.*

NEW HIRES AND EMPLOYEE TURNOVER (ENTITY-SPECIFIC INDICATOR)

The total number of new hires in 2025 was 7,478 (16,043 in 2024). In addition, 13.81% of these new hires were covered with internal candidates. The breakdown by country, gender, and age is as follows:

		<30	30 - 50	>50	Subtotal	TOTAL 2024	TOTAL 2025
Spain	Men	423	503	329	1,255	**1,201**	**1,456**
	Women	95	89	17	201		
United States	Men	867	872	315	2,054	**1,933**	**2,226**
	Women	81	64	27	172		
Canada	Men	210	442	461	1,113	**561**	**1,191**
	Women	21	33	24	78		
United Kingdom	Men	31	39	14	84	**128**	**120**
	Women	19	16	1	36		
Poland	Men	273	562	161	996	**1,340**	**1,310**
	Women	154	139	21	314		
Latin America	Men	132	272	88	492	**10,163**	**555**
	Women	18	32	13	63		
Other countries	Men	129	294	171	594	**717**	**620**
	Women	11	12	3	26		
TOTAL	Men	2,065	2,984	1,539	6,588	**16,043**	**7,478**
	Women	399	385	106	890		
	Subtotal	**2,464**	**3,369**	**1,645**	**7,478**		

The **turnover rate** in 2025 was 26.6% compared to the turnover rate in 2024 that was 58.7%. The difference in turnover rates and new hires is primarily explained by the divestment of two subsidiaries: Ferrovial Services Chile and Broadspectrum Chile. The total number of leaves in 2025 was 5,574 (15,541 in 2024).

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DIVERSITY IN GOVERNING BODIES AND EMPLOYEES

	2024				2025			
Category	Men	Women	Total	% of Women	Men	Women	Total	% of Women
Executive Committee	10	3	13	23.08 %	9	2	11	18.18 %
BU Executive Committee and Corporate Director	80	22	102	21.57 %	55	19	74	25.68 %
Affiliate Executive Committee & Head of Department	283	93	376	24.73 %	231	79	310	25.48 %
Business Positions Leads	279	21	300	7.00 %	294	55	349	15.76 %
Manager	2,262	622	2,884	21.57 %	2,388	673	3,061	21.99 %
Senior Professional / Supervisor	1,546	706	2,252	31.35 %	1,553	866	2,419	35.80 %
Professional	2,690	1,564	4,254	36.77 %	2,763	1,518	4,281	35.46 %
Administrative / Support Staff	680	772	1,452	53.17 %	538	682	1,220	55.90 %
Blue Collar	13,160	708	13,868	5.11 %	10,394	490	10,884	4.50 %
Total	20,990	4,511	25,501	17.69 %	18,225	4,384	22,609	19.39 %

S1 - 8: COLLECTIVE BARGAINING COVERAGE AND SOCIAL DIALOGUE

Ferrovial promotes an inclusive and participatory social dialogue environment in the European Economic Area (EEA), ensuring that its employees are represented at both the workplace and European levels. This commitment is reflected in the fact that 56% of its global workforce is covered by collective bargaining agreements. Employee representation is ensured by means of their participation in committees and negotiating tables, where key aspects such as working conditions, safety, and employee welfare are discussed and agreed. Ferrovial also facilitates ongoing communication between management and employee representatives at each workplace, ensuring that their concerns and suggestions are heard and addressed.

PERCENTAGE OF EMPLOYEES COVERED BY COLLECTIVE BARGAINING AGREEMENTS

	Employees represented	% 2024	% 2025
Spain	6,297	99.60 %	100.00%
United States	33	0.90 %	0.67%
Canada	182	12.20 %	14.42%
United Kingdom	77	— %	6.71%
Poland	5,324	79.40 %	76.19%
Latin America	476	87.30 %	73.68%
Other countries	185	9.40 %	17.59%
TOTAL	**12,574**	**60.90 %**	**55.62%**

Coverage rate	Collective bargaining coverage (employees- EEA) (for regions with >50 employees representing >10% of total employees)	Collective bargaining coverage (employees - non-EEA) (estimate for regions with >50 employees representing >10% of total employees)	Social dialogue (workplace representation - EEA only) (for countries with >50 employees representing >10% of total employees)
0-19%		USA	
20-39%			
40-59%			
60-79%	Poland		Poland
80-100%	Spain	Chile	Spain

For Ferrovial, social partners are fundamental and always legitimate from a legal perspective, having been elected through electoral processes carried out by the workers they represent or belonging to trade union federations representing the sectors in which the Company operates. This structure ensures that employees' voices are adequately represented and that their interests are effectively defended in negotiations and social dialogue processes, both at local and European level.

The Company operates in the Infrastructure/Industry sector, where the Collective Bargaining Agreement and Collective Agreements for Construction are particularly relevant, although the Metal and Water Agreements are also applicable depending on the activity carried out by the employees.

In Spain, 100% of construction workers are represented by trade unions. Even in cases where there are no Works Councils or workers' representatives, workers are represented by Union Sections, which have set up a State Negotiating Committee. This level of representation ensures comprehensive coverage of workers and strengthens social dialogue in the country. Ferrovial is working to provide similar data on union representation in other EEA countries where it has a significant presence.

In addition, in 2025 employees represented in social dialogue processes in EEA countries (Spain and Poland) account for a total of 11,621 employees that represents 51.4% of total employees (37.8% in 2024). Furthermore, in 2025 employees represented in social dialogue processes in non-EEA countries (USA and Chile) account for a total of 509 employees that represents 2,25% of total employees (29.5% in 2024, this variation is due to the divestments in Chile).

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At the European level, Ferrovial reinforces its commitment to worker representation through a Framework Agreement signed in 2012 with UGT FICA and the "Comisiones Obreras" trade unions, as well as with the International Trade Union Federation (ITUF). This agreement promotes the protection of labor rights in the construction and infrastructure sectors and guarantees a continuous democratic dialogue between the Company and workers' representatives through collective bargaining. This framework also ensures that employee interests are aligned with international standards of labor representation and respect.

Outside the EEA, Ferrovial also maintains a high level of commitment to collective bargaining. However, more information should be provided on the percentage of employees covered by collective bargaining agreements in these regions, which will better reflect the global scope of its social dialogue initiatives.

In this way, Ferrovial reinforces its commitment to an inclusive work environment, backed by effective union representation and ongoing social dialogue that guarantees the well-being, safety, and rights of all its employees.

Ferrovial does not have a European Works Council. Each company or subsidiary that Ferrovial has in European countries has its own union representation. However, in the Construction division, the Company has signed an agreement with the International Trade Union Federation, the international union group (agreement attached) that promotes the development of unions in the Company's sector and guarantees compliance with and safeguards workers' rights.

S1-9: DIVERSITY METRICS

AVERAGE NUMBER OF MANAGERS AND HIGHER CATEGORIES BY GENDER AND TYPE OF CONTRACT

Category	2024				2025			
	Permanent		Temporary		Permanent		Temporary	
	Men	Women	Men	Women	Men	Women	Men	Women
Manager and higher categories (Executive, Senior Manager, Head of Department, etc.)	2,778	723.7	169.2	24.3	2,750.43	762.77	156.76	24.83

NUMBER OF MANAGERS AND HIGHER CATEGORIES BY GENDER AND TYPE OF CONTRACT

Category	2024					2025				
	Men	%	Women	%	Total	Men	%	Women	%	Total
Manager and higher categories (Executive, Senior Manager, Head of Department, etc.)	2,914	79 %	761	21 %	3,675	2,977	78 %	828	22 %	3,805

At Ferrovial, the term "Top Management" refers to professionals who hold strategic leadership positions within the organization. For identification purposes, the classification includes the categories of Manager and higher categories, such as Executive, Senior Manager, and Head of Department, among others. These positions play a key role in decision-making processes, defining and implementing corporate strategy, and overseeing the Company's operations.

Age Group	No. of Employees	No. of Employees
	2024	2025
0-30	4,787	4,248
30-50	12,554	11,799
>50	8,160	6,562
TOTAL	25,501	22,609

The decrease in employees above 50 is primarily explained by the divestment of two subsidiaries: Ferrovial Services Chile and Broadspectrum Chile.

Employees	Men	Women
Share of men/women in total workforce (as % of total workforce)	80.61%	19.39%
Share of men/women in all management positions, including junior, middle, and top management (as % of total management positions)	78.24%	21.76%
Share of men/women in junior management positions, i.e. first level of management (as % of total junior management positions)	78.01%	21.99%
Share of men/women in top management positions, i.e. up to two levels away from the CEO or comparable positions (as % of total top management positions)	75.29%	24.71%
Share of men/women in management positions in revenue-generating functions (e.g. sales) as % of all such managers (i.e. excluding support functions such as HR, IT, Legal, etc.)	84.06%	15.94%
Share of men/women in STEM-related positions (as % of total STEM positions)	84.30%	15.70%

Note: Aside from the share of men and women in the overall workforce, the remaining indicators are entity-specific.

146_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

S1 - 10: ADEQUATE WAGES Ferrovial reaffirms its commitment to ensuring that all its employees receive an adequate salary, in line with the relevant standards and benchmarks in each country in which it operates. This commitment is validated annually through an analysis based on data from the Living Wage Foundation, which assesses essential factors such as food, water supply, housing, transportation, clothing, healthcare, education, and tax payments, among others. The results of this analysis confirm that 99.61% of employees in the countries where the Company is most active—Australia, Canada, Chile, Colombia, Germany, Poland, Portugal, Puerto Rico, Spain, Turkey, the United Kingdom and the United States—earn a wage above the living wage. For the remaining 0.39%,– in Brazil, France, India, Ireland, Italy, Netherlands, Peru, Saudi Arabia, Slovakia and Tunisia –additional measures are being evaluated to further align remuneration with living wage benchmarks, reinforcing Ferrovial's commitment to fair and competitive remuneration across all its operations. Compliance in the European Economic Area (EEA) In the EEA, Ferrovial ensures that remuneration complies with regulations in countries with a legal minimum wage. In cases where there is no established minimum wage, the lowest employee salary is compared with regional indicators and international standards, such as 60% of the national average wage and 50% of the average gross wage. These references comply with Directive (EU) 2022/2041 on adequate minimum wages in the European Union. Ferrovial also ensures that wages are above the living wage in all countries where it has significant operations. In Spain, for example, the minimum wage in the construction sector is regulated by the minimum wage tables in provincial collective agreements and the General Agreement for the Sector. Ferrovial guarantees that, with specific exceptions and in the case of new hires with experience, the wages paid exceed these minimum wage tables. Compliance outside the EEA Outside the EEA, Ferrovial complies with local minimum wage legislation in all countries where it operates, ensuring that no employee receives less than the minimum wage established at the national or subnational level, whether by law or by collective bargaining agreements. In cases where there are no legal instruments or collective agreements regulating the minimum wage, the Company uses international reference indices. Ferrovial complies with the standards of the Sustainable Trade Initiative (STI) and the methodologies of the Wage Indicator Foundation and the Fair Wage Network. These methodologies, such as the one developed by Anker, ensure that wages are adequate to cover the basic needs of employees and respect the principles of collective bargaining. Methodology and guarantees To ensure a consistent and transparent approach, Ferrovial uses internationally recognized methodologies, such as those provided by the Wage Indicator Foundation, which meet the criteria established in the Living Wage Roadmap initiative. These methodologies ensure that wages are adequate and in line with the principles of sustainability and employee well-being. Collective bargaining is also prioritized as a fundamental tool for establishing fair working conditions. S1-12: PERSONS WITH DISABILITIES The General Act on the Rights of Persons with Disabilities and their Social Inclusion (LGDPD, as per the Spanish acronym) establishes that persons with disabilities are those who have physical, cognitive, intellectual, or sensory impairments, which are likely to be permanent, and which, when interacting with various barriers, may prevent their full and effective participation in society, on an equal basis with others. Following this provision, the LGDPD provides that, for all purposes, the following shall be considered persons with disabilities: • Social Security pensioners who have been granted a permanent disability pension for total, absolute, or severe disability, and civil service pensioners who have been granted a retirement pension for permanent disability rendering them unfit for service. The number of employees as of December 31, 2025, with a disability was 172 (175 in 2024), representing 0.8% of the total workforce at the end of the period. If an employee voluntarily decides to disclose their disability to the Company, they must provide a number of documents in order to be eligible for disability-related benefits. To be recognized as a person with a disability and manage the corresponding benefits, the employee must upload a certificate endorsed by an official body to the HR system, certifying that they have a disability. For this purpose, Ferrovial provides employees with a global tool called Workday, which compiles detailed data related to the HR area. This tool consolidates data on all employees, allowing the extraction of consolidated or detailed information on each of them. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_147

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S1-13 TRAINING AND SKILLS DEVELOPMENT

Ferrovial applies the phase-in approach this year exclusively over quantitative performance evaluation data. In 2025, employees completed a total of 593,314 training hours, reflecting the company's continued commitment to professional development.

	Women		Male		Total	
	2024	2025	2024	2025	2024	2025
Average number of training hours per employee	46.7	48.9	22.8	20.8	27.0	26.2

2025	Executive Committee	BU Executive Committee and Corporate Director	Affiliate Executive Committee & Head of Department	Business Positions Leads	Manager	Senior Executives	Senior Professional / Supervisor	Professional	Administrative / Support Staff	Blue Collar	Total
Average number of training hours per employee	0.4	25.1	14.3	83.4	58.4	65.5	45.3	25.6	32.4	2.6	26.2

Note: The data on health and safety training hours has been included, estimating the breakdown by gender and professional category based on the distribution of the remaining training hours. Cybersecurity hours are not broken down by gender or category and they represent 1% of the total training hours, therefore, are not considered material and have been excluded from this report.

S1 - 14: HEALTH AND SAFETY METRICS

WORKERS COVERED BY AN OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT SYSTEM (ISO 45001 OR SIMILAR)

	2023	2024	2025
Workers covered by occupational health and safety management system (%)	77	80	70

Note: The variation is mainly explained by divestment processes undertaken by the Company over the last two years, which included a large proportion of certified employees. Additionally, the increase in headcount in the United States, has led to this variation.

INJURIES DUE TO OCCUPATIONAL ACCIDENTS, OCCUPATIONAL DISEASES AND ILLNESSES

ESRS METRIC	2023	2024	2025
Total recordable frequency rate	5.5	6.3	6.4
Total recordable frequency rate (including contractors)	5.7	4.9	4.6
Total number of recordable injuries	272	315	310
Total number of recordable injuries (i/cont.)	550	584	560
Number of days lost (days)	8,365	9,085	9,624[11]
Number of fatal accidents involving employees	1	2	0
Number of fatal accidents involving contractors	0	5	2
Number of work-related health issues (employees)	11	7	3

Note: In 2024, days lost due to work-related health issues were not included.

SPECIFIC METRICS BY ENTITY	2023	2024	2025
Lost Time Injury Frequency rate	4.7	4.7	5.0
Lost Time Injury Frequency rate (including contractors)	4.3	4.1	3.8
Severity rate	0.20	0.2	0.2
Absenteeism rate	4.40	4.9	3.4
Occupational Disease Frequency Rate	0.20	0.1	0.1
Absenteeism hours (mill. hours)	2.10	2.5	1.6

[11] Days lost due to work-related health issues were not disclosed in the prior year as they amounted to only 21 days and were considered immaterial. For transparency purposes, these figures are included in the current year disclosure.

148_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

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*Frequency rate = number of accidents with sick leave*1,000,000/number of hours worked*
*Total recordable frequency rate = total recordable injuries*1,000,000/number of hours worked*
*Severity rate = number of days lost due to injuries*1,000/number of hours worked*
Note: accident rate data are provided solely as ratios, as these provide a reliable representation of the Company's health and safety performance. Significant variations in the indicators shown are mainly due to the divestment processes undertaken by the Company over the last two years.

In order to respond to the breakdown of indicators by gender in S1-14, an estimate of hours worked has been made based on the gender distribution of the workforce, and the results are as follows:

	2025	
	Men	**Woman**
Total number of recordable work incidents	279	12
Total number of work related health issues	3	0
Severity rate	0.20	0.04
Total recordable frequency rate	7.19	1.32

S1 - 16: COMPENSATION METRIC (PAY GAP AND TOTAL COMPENSATION)

ANNUAL TOTAL COMPENSATION RATIO*

	2024	2025
Annual Total Compensation Ratio	194.09	160.88

** The methodology used is the calculation of the median of the sum base salary annualized and the actual salary supplements. 96.40% of the workforce is covered.*

The ratio between (i) the total annual remuneration of the executive with the highest total annual remuneration and (ii) the median annual remuneration of the employees, whereby:

- The total remuneration of the executive with the highest total annual compensation includes all remuneration components (such as fixed remuneration, annual variable remuneration, share-linked plans, and remuneration in kind).
- The median annual remuneration of employees is determined by calculating the median of the total compensation of the employees (base salary annualized and the actual salary supplements).

RATIO OF BASIC SALARY AND REMUNERATION OF WOMEN VS. MEN

2025 gender pay gap (expressed in euros and hourly wage).

Data as of 12/31/2025:

Global Gender Pay Gap	% wage gap between men and women (average salary)
2025	4.54%
2024	2.10%
2023	-0.65%

The sum of the Base Salary and Salary Supplements (*) equals Salary. The formula used to calculate the gender pay gap is (Men's salary - Women's salary) / Men's salary.

With regard to the global gender pay gap, a shift in favor of men has been observed when comparing data from 2025 with that from 2024, in terms of the average. This is due in part to the inclusion of the Executive Committee, and the divestment of subsidiaries in Chile during 2025, which resulted in a change in the workforce profile. The sample included in the analysis represents 96.40% of the total workforce at the end of the period and covers employees in the countries most relevant to the Company's activities - Canada, Chile, Germany, Poland, Spain, United Kingdom and United States. The remaining 3.60% of the workforce corresponds to countries where the activity is not as important or where the number of employees per country is not significant. Within the population considered for the average salary, two individuals have not been classified as either female or male, since one of them identifies as non-binary and the other one has not disclosed their gender.

(*) Salary supplements are considered to be additional remuneration to the base salary that make up the salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional circumstances (e.g., language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the actual variable compensation for 2025 has been taken into account, unlike in 2024, when the "target" variable compensation was considered.

Due to the methodological update carried out since 2024 in the reports to comply with the requirements of the CSRD, remuneration data has been recalculated using hourly wages instead of annual salaries.

The number of annual hours worked by gender has been estimated based on the total actual hours worked and the percentage of the workforce at year-end by gender.

S1-17: INCIDENTS, COMPLAINTS, AND SEVERE HUMAN RIGHTS IMPACTS

In 2025, the number of incidents or cases of discrimination, including harassment, reported through the Ethics Channel and other communication platforms affecting the Company's own workforce is 50 (58 in 2024) of which 8 were cases of discrimination and 42 were cases of harassment. All of which have been investigated and solved or are currently under investigation. With respect to severe human rights incidents there have been no incidents of such type. Thus, no fines, penalties, or compensations have been recorded regarding such incidents and grievances. We have received 174 communications (123 in 2024) of other matters such as privacy data, conflict of interest, among others.

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ESRS S2 WORKERS IN THE VALUE CHAIN

SBM - 3: MATERIAL IMPACTS, RISKS, AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL

Ferrovial determines and evaluates actual and potential impacts on workers in the value chain using a comprehensive framework. These impacts are assessed in the context of their relevance to the Company's strategy and business model. For example, potential risks such as reputational damage due to human rights violations are directly linked to the Company's reliance on supply chain partners adhering to fair labor practices. Additionally, positive contributions, such as the generation of wealth and employment in those communities where Ferrovial operates, through its local purchasing policy, showcase how operational strategies are interrelated with broader social outcomes. These incidents also support Ferrovial's adaptation to align with stakeholder expectations and regulatory demands, thereby reinforcing its commitment to sustainable and responsible business practices.

In its Construction Division, Ferrovial employs advanced management tools such as Insite, Supplier360, and BuildAdvisor to set parameters for controls related to the financial, administrative, and production areas of projects. These tools are continuously adapted in response to updates in policies and procedures, regulatory changes, or as part of the Company's commitment to process improvement. Ferrovial's requirements regarding workers in its value chain and supplier commitments to these areas are set out in contractual clauses. This ensures a formal framework for upholding labor standards and managing risks within its supply chain.

Ferrovial evaluates the risks and opportunities arising from worker-related impacts across its value chain. Negative impacts, such as systemic risks of human rights violations or exploitative labor practices, are addressed through measures like supplier engagement and compliance with international standards. Effective risk management plays a key role in this approach, including supplier assessment and the implementation of appropriate measures to ensure the quality and safety of supplies. Risks, such as supply chain disruptions, are mitigated through continuous monitoring of critical suppliers and the identification of viable alternatives to ensure the continuity of the supply and minimize negative effects. On the other hand, opportunities such as fostering mutual trust with suppliers by improving operational efficiency and transparency are leveraged to strengthen long-term relationships and operational efficiency. These efforts emphasize the integration of value chain resilience into the Company's strategic and operational frameworks.

The Company ensures that its disclosure encompasses all workers within its value chain who may be significantly affected. This includes not only those directly employed by Ferrovial, but also workers in the supply chain, downstream operations (e.g., logistics and distribution providers), and joint ventures or special purpose entities.

Ferrovial expects its contractors to uphold the same level of respect for human rights, health and safety protection, promotion of employee welfare, and equality and diversity. Therefore, in accordance with applicable legislation and its supplier- and purchasing-related policies, Ferrovial requires responsible behavior from its value chain partners through specific actions, such as the mandatory signing of contracts that include human rights and labor standards clauses, periodic evaluations/audits to verify compliance with these commitments, and monitoring processes to ensure adherence to ethical and sustainability criteria. In addition, suppliers may be required to participate in training programs and improvement plans if any non-compliance is detected. Therefore, it was not necessary to establish a definition of "workers in the value chain", and no particularly vulnerable groups were identified that require differentiated treatment or for whom the policies applicable to other workers do not adequately guarantee their rights.

Ferrovial also assesses geographical and sectoral risks, including potential incidents of child labor or forced labor in regions or sectors where these risks are known to be prevalent. To mitigate these risks, Ferrovial applies due diligence processes and works with suppliers and partners to ensure compliance with human rights standards. The Company monitors the economic, social, and environmental impacts associated with its supply chain activities, ensuring that potential risks are proactively managed while fostering opportunities for sustainable development.

However, it did identify significant risks and opportunities related to workers in its supply chain:

- Among the risks, key concerns include the potential impact of infrastructure construction and development on the human rights of communities and customers, such as population displacement; reputational damage and loss of trust in the event of human rights violations; and poor working conditions within the supply chain.
- On the other hand, opportunities include improving working conditions in the supply chain by promoting quality working environments, differentiating within the sector through adherence to high human rights standards, gaining access to customers with strict human rights requirements, and strengthening transparency and trust with suppliers, improving operational efficiency and business sustainability.

Despite the foregoing, Ferrovial does not operate in any geographical area nor source raw materials that pose a significant risk of child labor, forced labor, or compulsory labor within its value chain. The Company remains firmly committed to respecting human rights and ethical labor practices, ensuring that its operations and relationships with suppliers comply with the strictest international labor standards. To further mitigate these risks, Ferrovial applies robust due diligence processes, including supplier assessments/audits, contractual obligations in line with human rights principles, and grievance mechanisms to promptly solve any issues. These measures help ensure that the Company does not contribute to or cause harm in the countries where it operates.

Workers in the value chain	Stage*	Description	Likelihood of occurrence	Time horizon
Working conditions				
(+) Impact	OP	Improving the health and safety for workers by enhancing working conditions, including technological support (e.g., digitization of processes).	Current	S
(+) Impact	OP, Pu	Reduction of the severity of incidents in the supply chain by establishing due diligence processes in order to identify, prevent, and mitigate risks and developing action plans.	Current	S
Working conditions and equal treatment and opportunities for all				
Risk	OP, VC	Reputational damage and loss of trust as a responsible company that does not comply with human rights.		M
Risk	OP, Pt	Reputational risk caused by the impact of a fatal accident or one with catastrophic consequences.		M

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Risk	OP, Pt	Delays due to operational risk: caused by the interruption of activities as a result of a fatal accident or property damage.	S
Risk	OP, Pt	Financial risk: related to compensations or penalties; loss of contracts with customers with high safety standards.	M
Opportunity	OP, VC	Becoming a leader in the sector by promoting best practices in the field of human rights throughout the value chain.	M
Opportunity	OP, VC	Differentiation and access to customers with robust human rights standards requirements.	S

OP: Own operations; VC: Value chain; Pu: Purchasing; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long term.

S2-1: POLICIES RELATED TO WORKERS IN THE VALUE CHAIN

Policy	Sustainability Policy
Description	Ferrovial develops and operates innovative, efficient, and sustainable infrastructure, creating value for its stakeholders (employees, customers, infrastructure users, society, and shareholders). Ferrovial aims to consolidate its position as a contributor to a more sustainable, innovative, inclusive, and low-carbon economy. Sustainability is considered a key factor for the business model, contributing to the creation of new opportunities and facilitating future growth.
Objective	The Sustainability Policy establishes the principles and values that guide Ferrovial's commitment to sustainability in all its entities, regardless of their business area, geographical location, or activities.
Associated material impacts, risks, and opportunities	• Material impacts: pollution prevention, proactive environmental risk management to minimize negative impacts, add value to the communities in which it operates, support local development, and collaborate with social organizations to benefit vulnerable populations. • Opportunities: achieve a neutral or positive impact on natural capital and biodiversity, set ambitious emission reduction targets aligned with the Science Based Targets Initiative (SBTi), and manage climate-related risks and opportunities.
Follow-up and remediation process	Ferrovial is committed to the highest standards of integrity and transparency, practicing zero tolerance for legal violations and corruption. The Company periodically verifies the effectiveness of its control systems to prevent the risks of fraud and corruption. Ferrovial guarantees a safe working environment for all its employees and promotes the protection of human rights in its business activities and collaborations with third parties.
Scope of the policy	
Affected stakeholders	This policy applies to all Ferrovial Group entities, regardless of their business area, geographic location, or activities.
Geographic areas	Global
Value chain application	Ferrovial fosters mutual benefit in its relationships with customers, suppliers, shareholders, employees, and other external stakeholders.
Exclusions from the application	There are currently no exclusions; the policy applies to all areas of activity, geographies, and stakeholders worldwide.
Policy approval flow	
Responsible party	Board of Directors - responsible for approving and implementing the policy.
Other issues to report (if applicable)	
Consistency with third-party instruments or standards	This policy is aligned with Ferrovial's existing policies on sustainability, human rights, corporate responsibility, and the principles of the United Nations Global Compact.
Stakeholder engagement	Ferrovial is committed to disseminating relevant information to markets, shareholders, and other stakeholders in a transparent, timely, complete, and accurate manner, following the principles of equal treatment and non-discrimination.
How it is made available	This policy is available on Ferrovial's website (ferrovial.com) and on the intranet.
Significant policy changes	N/A - no changes have been made.

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_151

Policy Global Purchasing Policy Description Ferrovial integrates environmental, social, and governance (ESG) principles into its supply chain, promoting efficiency, quality, sustainability, transparency, respect for human rights, non-discrimination, and equal opportunities. The selection, negotiation, and contracting of suppliers and contractors are objective and rigorous, supported by continuous quality control evaluations. Ferrovial prioritizes long-term relationships with socially responsible organizations and partners. Objective The objective of this policy is to promote a responsible, sustainable, and transparent supply chain, while fostering innovation and improving ESG-related performance among suppliers and contractors. Associated material impacts, risks, and opportunities • Material impacts: Potential ESG risks, including non-compliance with human rights, environmental standards, or ethical business practices. • Risks: Ensuring that suppliers adhere to Ferrovial's Suppliers' Code of Ethics and integrating ESG criteria into selection and evaluation processes. • Opportunities: Enhancing sustainability, reducing environmental impact, increasing supplier performance, and encouraging innovation in procurement processes. Follow-up and remediation process Evaluations are conducted regularly including ESG criteria. Incidents are recorded and may result in the supplier's exclusion or remedial action plans. The Ethics Channel is available for reporting misconduct, ensuring transparency and accountability. It is open to everyone, including external parties. The Company makes its existence known through contracts with third parties, requiring them to acknowledge and sign that they are aware of the channel. Scope of the policy Affected stakeholders Suppliers, contractors, and other value chain partners. Geographic areas Global Value chain application Applies to suppliers, contractors, and downstream partners , with an emphasis on fostering ESG commitments in the communities where Ferrovial operates. Exclusions from the application There are currently no exclusions; the policy applies to all areas of activity, geographies, and stakeholders worldwide. Policy approval flow Responsible party Board of Directors - responsible for approving and implementing the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards The policy is aligned with Ferrovial's Code of Ethics and Business Conduct, Corporate Responsibility and Human Rights Policies, and international frameworks. Stakeholder engagement The policy incorporates stakeholders’ interests, with a particular focus on sustainable procurement practices and compliance with ESG standards. How it is made available This policy is available on Ferrovial's website (ferrovial.com) and on the intranet. Significant policy changes N/A - no changes have been made. Policy Anti-Harassment and Anti-Discrimination Policy. See in ESRS S1- Own workforce for more detailed information about this policy. Policy Suppliers’ Code of Ethics Description Ferrovial's values, as reflected in its Suppliers' Code of Ethics, translate into environmental, social, and good governance commitments. Ferrovial promotes responsible behavior across its supply chain, in line with the highest standards of ethics and integrity, legality, transparency, health and safety, environmental responsibility, and respect for human rights. Ferrovial encourages its suppliers to conduct their activities responsibly and in compliance with applicable national and international laws. Objective The objective of the Suppliers’ Code of Ethics is to establish the ethical principles that should govern the actions of Ferrovial's suppliers, thus promoting an ethical integrity due diligence framework for suppliers and preventing behaviors that are incompatible with these principles. Ferrovial promotes these principles and expects them to be shared by its suppliers, adopted by them, and passed on to their own suppliers and subcontractors in their business relationships with Ferrovial. Associated material impacts, risks, and opportunities • Material impacts: conduct verifications of the integrity of its suppliers, terminate the contractual relationship with any suppliers who fail to comply with any of the principles set out in this Suppliers' Code of Ethics, monitor and follow-up the performance of its suppliers, and conduct evaluations of compliance. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 152_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Follow-up and remediation process Ferrovial will adopt practices and controls to promote the implementation, monitoring, and verification of compliance with the Suppliers’ Code of Ethics. Ferrovial will also establish measures to ensure that the principles underlying this Code are known, understood, and accepted by the Group's workforce and by third parties with whom it does business. Ferrovial has an Ethics Channel through which employees, managers, and other stakeholders of the Group can report irregularities, breaches, or unethical or illegal behavior. The Ethics Channel can be accessed from the intranet or Ferrovial website. Scope of the policy Affected stakeholders This Suppliers’ Code of Ethics applies to all Ferrovial suppliers, regardless of their sector of activity, geographical location, or activity. Geographic areas Global Value chain application Ferrovial seeks to extend its commitment to responsible behavior throughout its supply chain, ensuring that suppliers and subcontractors adhere to the principles set out in this Code. Exclusions from the application There are currently no exclusions; the policy applies to all areas of activity, geographies, and stakeholders globally. Policy approval flow Responsible party Chief Executive Officer - responsible for approving the policy, whereas the Compliance Department is responsible for its updates and dissemination. Other issues to report (if applicable) Consistency with third-party instruments or standards This Code is aligned with Ferrovial's Code of Ethics and Business Conduct, Ferrovial's Human Rights, Corporate Responsibility and Sustainability Policies. Stakeholder engagement Ferrovial guarantees the confidentiality and, if desired, anonymity (to the extent possible and in accordance with applicable law) of any reporter acting in good faith. How it is made available This Code is available on the Ferrovial website (ferrovial.com) and on the intranet. Significant policy changes The Suppliers’ Code of Ethics was updated in 2025. Ferrovial upholds the respect for human rights throughout its value chain by implementing a comprehensive set of policies and procedures. Through its Code of Ethics and Business Conduct, the Company emphasizes conducting all business and professional activities with integrity, honesty, and a strong commitment to human rights. Ferrovial's Human Rights Policy, that establishes the Company's commitment to respecting human rights in all its operations and value chain, including the prevention of these practices, highlights its cooperation with government agencies, international organizations, and civil society to promote and defend human rights. The Company actively identifies, prevents, and mitigates the potential negative impacts of its operations on human rights. It fosters a respectful and dignified work environment by providing training and raising awareness about human rights among all its employees. Also, Ferrovial addresses issues such as human trafficking, forced, compulsory, and child labor in this policy . While Ferrovial introduced a targeted human rights policy in 2014, it was updated in 2022 to align with international standards such as the United Nations Global Compact, the UN Guiding Principles on Business and Human Rights, the Universal Declaration of Human Rights, the OECD Guidelines for Multinational Enterprises, and International Labor Organization regulations. Also The Human Rights Policy has been updated and approved by the Board of Directors the 18th of June 2025. The updated policy also incorporates emerging trends, bringing the Company's human rights approach closer to its operational realities, further strengthening its commitment to protecting and respecting human rights across its own operations and value chain. With respect to severe human rights incidents, there were no such incidents along the value chain. To ensure ethical partnerships, Ferrovial follows a Due Diligence Procedure that establishes a structured process for evaluating collaborations, partnerships, and procurement activities. The procedure incorporates the Suppliers’ Code of Ethics and enforces compliance with the Anti-Corruption Policy to ensure ethical and transparent business relationships. The Suppliers’ Code of Ethics, updated in 2025, establishes clear ethical principles for Ferrovial’s suppliers. This code underlines the importance of due diligence in supplier integrity and requires the rejection of corruption or bribery. It applies to all suppliers, regardless of their location or sector, requiring them to adopt and enforce these principles in their supply chains. Ferrovial reserves the right to audit suppliers and terminate agreements with those who fail to comply. Moreover, the Suppliers’ Code of Ethics requires business partners to adhere to international labor standards and explicitly prohibits child labor, forced labor, and any form of human trafficking. These principles are included in supplier contract clauses and compliance with these policies is monitored. Ferrovial manages its supply chain through its Global Purchasing Policy and Purchasing Procedure, which ensure efficient, ethical, and sustainable sourcing practices. These procedures include globally adapted local guidelines that ensure products and services comply with contractual and Company standards. Supplier performance is continuously monitored through the Supplier Quality Evaluation and Follow-up Procedure, further promoting legal compliance and human rights monitoring in operations and business relationships. Ferrovial evaluates suppliers' adherence to its standards through due diligence processes, which include scheduled evaluations, audits, and reviews of suppliers' policies and practices to ensure their compliance with ethical, social, and environmental standards. Non-compliance may lead to corrective actions or, if necessary, the termination of the business relationship. In terms of sustainability, Ferrovial has adopted several strategic policies to address material sustainability issues: • The Sustainability Policy governs sustainability initiatives across all entities, regardless of sector, location, or activity. • Ferrovial Construction's Environmental Policy, derived from the Sustainability Policy, focuses on reducing environmental impact through measures such as legal compliance, risk identification, energy efficiency, staff awareness, and continuous improvement. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. 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Ferrovial's 2030 Sustainability Strategy is built on three pillars: environment, community, and governance. The 2024-2030 strategy reinforces the Company's commitment to society while addressing stakeholder expectations and ESG requirements. This approach ensures sustainable project management and maintains Ferrovial's leadership in the construction sector. S2-2: PROCESSES FOR ENGAGING WITH VALUE CHAIN WORKERS ABOUT IMPACTS Ferrovial does not maintain direct communication with workers in its value chain. Ferrovial has not publicly disclosed any global framework agreement or any agreement with global trade union federations regarding the respect for the human rights of workers in the value chain, including their right to collective bargaining. Therefore, there is no evidence that such agreements provide the Company with direct information on the perspectives of these workers. However, the Company does ensure that labor standards and human rights commitments are reflected in any contractual clauses entered into with its suppliers. Ferrovial uses management tools such as Supplier 360, mentioned before, which enable it to monitor and evaluate supplier performance, including aspects related to the economic, social, and environmental impact of their activities. Through these audits and/or evaluations, Ferrovial controls risks in its supply chain and promotes compliance with labor standards. Ferrovial also has an Ethics Channel that allows workers in its value chain to raise their concerns and report negative incidents on a confidential and anonymous basis. This channel is designed to facilitate the reporting of any possible irregularities, breaches, or behavior that is contrary to ethics, legality, and the Company's internal regulations. Although these mechanisms do not involve direct collaboration with workers, they help to control occupational risks and promote continuous improvement in suppliers' practices. They also make it possible to evaluate suppliers' performance in complying with labor and social standards that protect vulnerable groups. Suppliers' contractual clauses also include commitments related to human rights, indirectly addressing these risks. S2-3: PROCESSES TO REMEDIATE NEGATIVE IMPACTS AND CHANNELS FOR VALUE CHAIN WORKERS TO RAISE CONCERNS As referenced in S2-2, the Company provides its employees and stakeholders with the Ethics Channel (see ESRS G1-1 for more information), a confidential and, if the reporter so wishes, anonymous system (pursuant to applicable legislation), to facilitate the reporting of any possible irregularities, breaches, or behavior contrary to ethics, legality, and Ferrovial's internal policies and procedures, including, in particular, possible cases of fraud or corruption, anti-competitive practices, human rights violations, financial and tax matters, or damage to the environment. The Compliance Department is responsible for the management of the Ethics Channel with support from Internal Audit for the analysis of certain high-priority communications, as well as from other Company departments depending on the nature of the relevant matter. The Chief Compliance Officer reports quarterly to the Audit and Control Committee and annually to the Board of Directors regarding the communications received and the measures adopted in relation to such communications. In addition to the possibility of reporting negative situations, Ferrovial is committed to investigating and responding appropriately to concerns raised through the Ethics Channel. This system not only acts as a means of reporting problems but also plays a key role in mitigating and remediating negative impacts on employees, as it allows the Company to proactively identify and address situations that may require intervention. Ferrovial strives to ensure that all concerns are treated with the seriousness and confidentiality they deserve, thereby contributing to a safer and fairer working environment for all workers in its value chain. Ferrovial also uses Supplier 360, that monitors suppliers using advanced data analysis, language processing, and internet search techniques. This allows the Company to detect potential risks, whether financial, environmental, legal, labor, human rights, or reputational in nature. The platform provides additional information to that already available in supplier databases, both for the selection phase and for the contracting and monitoring phase. In 2025, 1,581 Ferrovial Construction suppliers were monitored, representing more than 60% of supplier turnover in Spain, the US, and the United Kingdom. A total of 50,511 data extractions were collected through this tool. Sources of information have also been expanded, mainly incorporating data relating to ESG compliance and performance. Furthermore, the information obtained through Supplier 360 has been integrated into the corporate purchasing tool, allowing for greater visibility of the information throughout the Company. In the event that a negative impact is identified, Ferrovial follows a structured remediation process to address and solve the issue. Each case reported through the Ethics Channel or detected via any management tool such as Supplier 360 is analyzed to determine the appropriate corrective measures to be adopted, which may include contractual penalties, engagement with affected stakeholders, or collaboration with external authorities if required. The effectiveness of these resources is monitored through follow-up actions to ensure that the issue is solved and that similar risks are mitigated in the future. The Company also tracks the use of the Ethics Channel and other reporting mechanisms, analyzing trends in the communications received to continuously improve its response processes. In contracts entered into with suppliers, it is necessary to set out the appropriate provision so that they are aware of the existence of this channel and that all their employees can use it to report any type of incident. For more information, see ESRS G1-1. The Policy of the Ethics Channel and for Dealing with Queries, Complaints and Reports, establishes zero tolerance for retaliation against reporters acting in good faith and/or related parties, such as co-workers and family members, or against anyone who participates in the investigation of a Communication. Protection against retaliation is also explicitly addressed in the Code of Ethics and Business Conduct. Additionally, the Compliance Department periodically reviews closed reports to detect potential cases of retaliation. As part of its commitment to integrating sustainability and human rights across its value chain, in 2024 and 2025, Ferrovial has invited suppliers from different geographic areas to participate in the "Training Program: Sustainable Suppliers," a program developed by the United Nations Global Compact in Spain, ICEX Spain Export and Investment, and the ICO Foundation This online training program enables SME suppliers to meet the sustainability standards of large companies, while acquiring general knowledge about corporate sustainability, how to integrate such knowledge into their strategy, and how to measure the results obtained. The effectiveness of these processes is assessed through supplier performance indicators and their compliance with the contractual commitments established by Ferrovial. Ferrovial has not disclosed specific measures to directly ascertain the prospects of workers who are particularly vulnerable to incidents or marginalization, such as female workers, migrant workers, or persons with disabilities, within its value chain. However, it monitors working conditions across its supply chain, including aspects related to diversity and human rights. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 154_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

S2-4: TAKING ACTION ON MATERIAL IMPACTS ON VALUE CHAIN WORKERS, AND APPROACHES TO MANAGING MATERIAL RISKS AND PURSUING MATERIAL OPPORTUNITIES RELATED TO VALUE CHAIN WORKERS, AND EFFECTIVENESS OF THOSE ACTIONS Ferrovial has implemented measures to manage its material impacts, risks, and opportunities related to workers in its value chain. Some key actions include: • Supplier assessment and monitoring: The Company has established procedures to assess and monitor supplier performance, which incorporate ESG criteria. This ongoing assessment allows suppliers to be classified according to their level of risk and enables informed decisions to be made, such as warnings, improvement plans, or even disqualification in serious cases. In addition to evaluating suppliers in each of the projects,, Ferrovial uses tools such as Supplier 360 to monitors suppliers using advanced data analysis, language processing, and Internet search techniques and allows for the detection of potential risks, whether financial, environmental, legal, labor, human rights, or reputational in nature. Furthermore, the Company periodically reviews the results of evaluations/audits and training programs to identify areas for improvement and adjust policies and procedures accordingly. • Supplier training program: Ferrovial offers the " Training Program Sustainable Suppliers" aimed at small and medium-sized companies in its supply chain. This free program, developed in collaboration with the United Nations Global Compact in Spain and the United Kingdom, ICEX Spain Export and Investment, and the ICO Foundation, provides the Company’s suppliers with tools to improve their competitiveness while aligning with ESG best practices. Thanks to this initiative, Ferrovial promotes a responsible and resilient supply chain that maintains ethical and sustainable business practices. Taking comprehensive approach to ensuring positive impacts, mitigating risks, and promoting opportunities across its value chain by means of strategic initiatives, responsible policies, and innovative tools. As part of its commitment to becoming an industry benchmark by promoting best practices in human rights across the value chain and strengthening mutual trust to improve operational efficiency and transparency with its • Ethics Channel: The Company has an Ethics Channel accessible to all stakeholders through its website, which guarantees transparency in relationships and allows for the reporting of any conduct that does not comply with Company’s standards. As part of the contractual agreement, suppliers must confirm that they are aware of and have access to Ferrovial's Ethics Channel, which provides a confidential platform for reporting any misconduct or breaches of labor and human rights standards. This ensures that any potential issues can be remediated in a timely and effective manner. • Suppliers' Code of Ethics: Ferrovial has a Suppliers' Code of Ethics, which suppliers must be familiar with and accept before establishing contractual relationships with the Company. This code establishes the fundamental principles that should guide their behavior in their business relationship with Ferrovial. These actions cover both Ferrovial's internal activities as well as its upstream value chain, including suppliers in several geographic areas in which the Company operates. The scope of these actions extends to all Ferrovial divisions and projects worldwide. In terms of timeframes, the evaluation and monitoring of suppliers, as well as the use of the Ethics Channel, are ongoing processes. The Training Program: Sustainable Suppliers is offered periodically, and the Suppliers' Code of Ethics applies from the very beginning of the contractual relationship. In the event of incidents reported at the project level, Ferrovial works with suppliers to address and resolve the relevant issues, offering support mechanisms through training courses or improvement plans. If a supplier receives three negative evaluations in a year, a disqualification proposal is issued. Only after this proposal has been formally reviewed and approved will the supplier be disqualified, at which point they will no longer be permitted to work with the Company. Ferrovial systematically monitors supplier performance and the effectiveness of the measures adopted. These assessments enable suppliers to be rated on an ongoing basis, and the results may lead to formal warnings, the definition of improvement plans, or even the disqualification of the supplier, depending on the severity of the situation. Ferrovial manages actual material incidents in its value chain through a structured and clearly defined procedure, which includes the following steps: • Formal notification to the supplier, where applicable: When an incident is identified, Ferrovial formally notifies the supplier and requires specific remediation measures to resolve the relevant issue. • Improvement plans: Ferrovial supports suppliers through tailored improvement plans aimed at resolving identified deficiencies. This process is governed by the Construction Supplier Quality Assessment and Monitoring Procedure, which defines targeted actions based on the severity of the incident. • Disqualification criteria: Ferrovial has established a structured supplier monitoring and evaluation system to mitigate risks across its value chain. All suppliers are evaluated on their adherence to deadlines, price compliance, quality requirements, technical capability, and compliance with anti-corruption policies and the Suppliers' Code of Ethics. Suppliers that provide labor are additionally assessed on their environmental performance and health and safety practices. Suppliers with persistent non-compliance issues are required to implement remediation action plans and, if non-compliance persists (suppliers that receive three negative evaluations within a one-year period are proposed for disqualification) they are disqualified. Once disqualified, they are no longer permitted to work with the Company, which ensures compliance with Ferrovial's standards. This approach ensures that all suppliers adhere to the Company's ethical and sustainability commitments, minimizing the risk of adverse impacts on workers. • Ethics and transparency: Ferrovial maintains an Ethics Channel, accessible on its website, which allows stakeholders to report conduct or incidents that violate the Company's ethical standards. This channel increases transparency in incident management. To ensure the effectiveness of the actions implemented, Ferrovial follows structured monitoring and control practices across its supply chain. Through the Construction Supplier Quality Assessment and Monitoring Procedure, suppliers are continuously evaluated based on their operational, ethical, and ESG performance, ensuring that purchasing practices remain aligned with the Supplier Code of Conduct and that potential conflicts with ESG requirements are identified and addressed in a timely manner. These evaluations enable informed decisions to be made, including the issuance of warnings, the implementation of corrective action and improvement plans with defined timelines, or the exclusion of suppliers from contracting when minimum ESG requirements cannot be achieved within the established timeframe, particularly in serious or repeated cases. In addition, Ferrovial uses tools such as Supplier 360 to monitor supplier performance in real time and periodically reviews the results of evaluations, audits, and training programs to identify areas for improvement and to adjust policies, procedures, and purchasing practices accordingly. The Ethics Channel further reinforces this framework by providing a confidential platform for stakeholders to report concerns related to supplier conduct or ESG compliance, fostering transparency, trust, and appropriate follow-up actions. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_155

Ferrovial also integrates ESG criteria into its Global Purchasing Policy and Ethical Integrity Due Diligence Procedure for suppliers. Suppliers are classified as high risk when they operate in sectors or countries with increased exposure according to ESG criteria, and ongoing monitoring through the Supplier Quality Assessment Procedure ensures compliance with these standards, including human and labor rights. Ferrovial adopts a proactive approach by incorporating contractual clauses that prohibit practices such as child labor, forced labor, and human trafficking, which are monitored through regular audits and/or assessments. In the event of non-compliance, the Company works with suppliers to develop improvement plans or provide targeted training Ferrovial has not identified or received any reports of serious human rights violations related to the upstream and downstream areas of its value chain in 2024 and 2025. S2-5: TARGETS RELATED TO MANAGING MATERIAL NEGATIVE IMPACTS, ADVANCING POSITIVE IMPACTS AND MANAGING MATERIAL RISKS AND OPPORTUNITIES Ferrovial continuously assesses the effectiveness of its sustainability targets and initiatives through internal evaluations and stakeholder engagement. Although the Company does not have a formal process for collaborating directly with value chain workers or their representatives to identify lessons learned or areas for improvement, Ferrovial integrates best practices and knowledge from industry benchmarks, regulatory developments, and ongoing dialogue with key stakeholders. This approach ensures the continuous enhancement of its strategies while maintaining a responsible and sustainable business model. Furthermore, Ferrovial's knowledge of its global supply chain, as well as the tools available to the Company, guarantee a more effective management. Although Ferrovial has value chain management policies in place, it has not yet defined specific objectives or targets in relation to the participation of credible spokespersons for workers’ representatives. This particular area could be further strengthened in future sustainability and social dialogue strategies. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 156_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

ESRS S3 AFFECTED COMMUNITIES

SBM-3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL

Affected communities	Stage*	Description	Likelihood of occurrence	Time horizon
Communities' economic, social and cultural rights; Rights of indigenous peoples				
(+) Impact	OP, C	Reduction of inequalities and improvement of the situation of vulnerable communities by means of the development and promotion of social action projects, research, education, the fight against hunger, etc.	Current	S
(+) Impact	OP, C	Improvement in the living conditions of local communities resulting from Ferrovial's infrastructure assets (reduction of accidents, greater predictability of travel times, reduced urban congestion, access to drinking water or better urbanized areas).	Current	S
(-) Impact	OP, VC	The construction and development of infrastructure, such as roads, bridges, dams, energy, drinking water and transport systems can directly affect the human rights of communities and clients (displacement of population, for example).	Current	M
Risk	OP, VC	Reputational damage reputation and loss of trust as a responsible company that does not comply with human rights.		M
Opportunity	OP, VC	Differentiation and access to customers with solid human rights standards.		S
Other				
(-) Impact	OP, Pt, C	Discomfort caused to the local community due to construction and operational activities (noise pollution, road closures, etc.).	Current	S
(+) Impact	OP, C	Promotion of local sourcing by integrating the entire value chain.	Current	S
(+) Impact	OP, Pu	Wealth and employment generation in the communities in which the Company operates through a local purchasing policy.	Current	S
Opportunity	OP, C	Enhancement of the Company's reputation and corporate image, and consolidation in local markets.		M
Opportunity	OP, C	Strengthening the license to operate due to good management with local communities.		M
Opportunity	OP, C	Increased employee pride of belonging and engagement, as well as improved talent attraction, driven by participation in social projects and the Company's demonstrated commitment.		M

** OP: Own operations; VC: Value chain; Pu: Purchases; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long term.*

S3-1: POLICIES RELATED TO AFFECTED COMMUNITIES

Ferrovial has a Human Rights Policy (see Human Rights Policy table) in which addresses the management of its impacts, risks, and opportunities related to affected communities. Likewise, Ferrovial ensures compliance with local laws and respect for the rights, culture, customs, and values of people in local communities and minorities potentially affected by its activities, paying special attention to vulnerable populations, such as immigrants. In order to ensure respect for the rights of those communities that may be affected by Ferrovial's activities and to strengthen the due diligence process carried out by Ferrovial in order to identify, prevent, or mitigate any risks associated with local or affected communities, in 2025 Ferrovial approved a procedure aimed at governing engagement with local communities that standardizes the information available on relations with local communities in the different projects carried out by the Company and the infrastructure it manages.

The procedure establishes as a first step the analysis of the relevant affected communities by the project or work, and the creation of a map of stakeholders, defining their specific characteristics, paying special attention to those groups that may be more vulnerable or exposed to a greater risk of harm or to marginalized neighborhoods, with special mention if there are indigenous peoples among the affected communities. Factors such as social, economic, or environmental vulnerability are also taken into account to prioritize the appropriate mitigation actions and to promote the well-being of these communities.

In addition to the existing corporate channels described in the Stakeholder Engagement and Relationship Policy, the Company has, either directly or through the asset owner, the necessary channels to facilitate dialogue with affected communities so that they can raise their concerns and questions, or express needs. These channels include reporting mechanisms, hotlines, meetings, or other means that may be relevant to the project. The Company undertakes to take the necessary steps to make these channels known to the affected communities so that they are accessible and to ensure that dialogue is established through legitimate and credible representatives. Ferrovial assesses whether there is any material impact on the human rights of the affected community. If any material risk to any group within the affected community is identified, it will be made public along with the mitigation and remediation measures adopted.

As a result of the dialogue with affected communities and local authorities, those incidents and inconveniences that may arise from the execution of the project or work are identified. The Company will report these incidents and adopt the necessary measures to minimize their impact, establish objectives, and monitor them and the results achieved in coordination with stakeholders.

The proposed procedure takes a step toward greater transparency by providing a common model for collecting all this information for publication.

INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_157

The Company also contributes to the development of social projects that support these communities, thereby ensuring responsible and sustainable management of its impact on the environment. This integration of policies ensures that Ferrovial addresses community-related challenges in a consistent and effective manner, in line with its commitments to respect and promote human rights. Ferrovial is also committed to minimizing the environmental impact of its operations on those communities that may be affected, following a preventive approach that responds to current environmental challenges, such as the proper management of water resources and the supply of sustainable products. Furthermore, Ferrovial aligns its human rights commitments with the United Nations Guiding Principles on Business and Human Rights, ensuring that its activities respect and uphold these principles throughout its value chain. The Company integrates human rights due diligence processes to identify, prevent, and mitigate potential adverse impacts on affected communities. Ferrovial also has grievance mechanisms in place so that stakeholders can report their concerns regarding human rights violations. To date, no cases of non-compliance with the United Nations Guiding Principles have been reported in relation to Ferrovial's activities. However, the Company remains vigilant and continuously monitors its operations to ensure compliance with international standards and best practices for the protection of human rights. To reinforce this commitment, the procedure for relations with local communities that is currently being developed pays special attention to preventing any impact on indigenous, tribal, and native peoples. During financial years 2024 and 2025, no cases of violation of indigenous peoples' rights were detected. Policy Engagement and Relations with Stakeholders Policy Description Transparency and disclosure of information by Ferrovial as a listed entity to all its stakeholders is a fundamental obligation. The Board of Directors of Ferrovial will take the necessary measures to disseminate relevant information about the Company and its group entities to shareholders and the investor community in an effective and timely manner. Objective This policy aims to establish the principles governing communication and contact with shareholders, investors, proxy advisors, credit rating agencies, other stakeholder (including local communities) and the market in general; to define the communication channels available to these parties; and to outline the overall corporate, financial, and non-financial communication strategy through the Company's information channels. Associated material impacts, risks, and opportunities • Material impacts: transparency and immediacy in the dissemination of relevant information, the accuracy and relevance of data, open dialogue with stakeholders, equal treatment of shareholders, protection of shareholders' legitimate rights and interests, continuous information through effective communication channels, compliance with applicable regulations, and cooperation with the competent authorities. • Opportunities: development of information channels using new technologies. Follow-up and remediation process The Company will periodically identify the interests of relevant stakeholders and determine on a case-by-case basis who these stakeholders are. Ferrovial applies a systematic approach to engaging with stakeholders, including periodical surveys and responding to ESG analysts’ questionnaires. Scope of the policy Affected stakeholders This policy applies to all Ferrovial Group entities, regardless of their business area, geographic location, or activities. Stakeholders: employees, customers, suppliers, competitors and partners, shareholders, investors, analysts, local communities affected by Ferrovial's activities. Geographic areas Global Value chain application Ferrovial adapts its communication channels and initiatives to the specific characteristics of each stakeholder group, ensuring effective engagement and the dissemination of information throughout the value chain. Exclusions from the application None specified. Policy approval flow Responsible party Board of Directors - responsible for approving the policy. The General Economic and Financial Directorate, the Communications Directorate, and the General Secretariat shall ensure that the Company complies, within the scope of their respective competences, with current legislation in the application of this Policy. Other issues to report (if applicable) Consistency with third-party instruments or standards This policy complies with the provisions of the Dutch Corporate Governance Code on stakeholder dialogue and shareholder engagement. Stakeholder engagement Ferrovial ensures continuous and permanent information through effective communication channels, leveraging new technologies and maintaining cooperation and transparency with the competent authorities and regulators. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and on the intranet. Significant policy changes N/A - no changes have been made. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 158_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

S3-2: PROCESSES FOR ENGAGING WITH AFFECTED COMMUNITIES ABOUT IMPACTS General collaboration with affected communities Ferrovial has systematic processes in place to interact with affected communities or their representatives. This includes the implementation of environmental impact studies prior to the start of projects and the establishment of specific communication channels for each project. These channels collect suggestions, complaints, or reports from affected groups and enable a two-way dialogue that begins before the construction phases and continues throughout the project's life cycle. Stakeholder perspectives on impact management a. Direct collaboration: Ferrovial establishes dialogue with local communities, their legitimate representatives, or credible spokespersons. In particular, specific channels are created for each project to facilitate communication with affected communities. In addition, biannual consultation as part of the materiality study ensures that the perspectives of all stakeholders are included. b. Phases and types of collaboration: Interaction takes place throughout all phases of the project, beginning before construction. The frequency and type of communication depend on the characteristics of each project. Collaboration includes public consultations, briefings and gathering community input through accessible channels. c. Responsible function: Operational responsibility for ensuring that these interactions take place lies with the local teams at each site, supported by the Sustainability Department and the Compliance Officer. The latter reports regularly to senior management on the results and any necessary improvements. d. Efficiency assessment: Ferrovial uses the internationally recognized B4SI methodology to measure the impact of its actions on the community. The B4SI (Business for Societal Impact) methodology is an internationally recognized standard that provides a structured framework for measuring and managing a company's contributions to society. It classifies corporate contributions by breaking them down into community investments, charitable donations, and business initiatives with social impact, each with specific indicators to assess their impact. This methodology promotes transparency, comparability, and strategic alignment with business objectives, enhancing a company's reputation for measurable social impact. In addition, each construction projects and concessions monitor and document all dialogue-related actions carried out with the communities. Measures for vulnerable and marginalized groups Ferrovial focuses on inclusive development through social programs aimed at vulnerable groups. Initiatives include: • Basic infrastructure: Access to drinking water, food, and health services. • Education: Promotion of STEM vocations with an emphasis on girls and disadvantaged communities. • Social emergencies: Responding to humanitarian crises and other projects in nearby communities. • Projects in collaboration with employees. The procedure prioritizes the identification of vulnerable communities in project areas and the adoption of measures to maximize positive effects on them. Respect for the rights of indigenous peoples Ferrovial respects and recognizes the rights of indigenous, tribal, and native peoples in accordance with current legislation and ILO Conventions 107 and 169. Although no activities involving these peoples has been identified in recent years, Ferrovial has defined a procedure for relations with local communities that pays special attention to indigenous peoples. The Company prevents any negative impact on their cultural, territorial, religious, and intellectual rights in accordance with the OECD Guidelines for Multinational Enterprises. These measures include: • Cultural sensitivity training: Providing training to employees and contractors to ensure they understand and respect the cultural practices and traditions of indigenous communities. • Consultation and consent: Engaging in meaningful consultations with indigenous communities to obtain their free, prior, and informed consent before initiating any project that may affect their lands or rights. • Impact assessments: Conducting thorough social and environmental impact assessments to identify potential risks to indigenous rights and implementing mitigation strategies to address these risks. • Monitoring and reporting: Establishing mechanisms for ongoing monitoring and reporting on the impact of projects on indigenous communities to ensure compliance with human rights standards. • Grievance mechanisms: Providing accessible and effective grievance mechanisms so that indigenous communities can raise their concerns and seek redress for any negative impacts. In future projects, Ferrovial is committed to respecting the right to free, prior, and informed consultation of these peoples in activities that may affect their lands, territories, or cultural assets as well as with regard to legislative or administrative measures that may directly affect them. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_159

S3-3: PROCESSES TO REMEDIATE NEGATIVE IMPACTS AND CHANNELS FOR AFFECTED COMMUNITIES TO RAISE CONCERNS Ferrovial maintains a strong commitment to its stakeholders, establishing effective communication channels and procedures to remediate any adverse impacts resulting from its activities. This approach ensures that affected communities can raise their concerns and that the Company responds in a transparent and responsible manner. Communication channels with affected communities Ferrovial has multiple channels tailored to the needs of local communities and the specific characteristics of each project. These include: • Ethics Channel: A confidential and accessible means for employees and stakeholders to safely report concerns, complaints, or incidents. • Website and Corporate Mailboxes: They provide access to information and direct contact with the Company. • Social Media: Ferrovial uses platforms such as X (formerly Twitter), Facebook, LinkedIn, Instagram, and others to disseminate information of interest and encourage dialogue with different audiences. • Project-Specific Channels: Each project or concession establishes specific means, such as hotlines, community meetings, and grievance mechanisms, ensuring that they are accessible and tailored to local needs. The Company takes steps to ensure that communities know these channels, using tools such as posters, briefings, and social media. It also ensures that representatives of affected communities are legitimate and trustworthy, facilitating transparent dialogue. To further build trust, Ferrovial engages in continuous and proactive communication with community members, ensuring they are duly informed about the channels available to raise their concerns, providing specific channels at each site and assets for communication with local communities. The Company also conducts regular surveys and feedback sessions to measure the effectiveness of these channels and understand the community's perception of their reliability. Impact remediation and effectiveness evaluation: If material adverse effects are identified, Ferrovial applies a structured approach to remediate them. This includes: • Incident identification: Through the aforementioned channels, the Company receives and manages concerns related to disturbances such as noise, dust, or traffic disruptions. • Corrective measures: In coordination with the affected communities and local authorities, targeted actions are carried out to mitigate the impacts. • Monitoring and evaluation: The effectiveness of the measures is evaluated periodically, ensuring that the solutions are adequate and generate positive results. Ferrovial tracks and monitors issues raised through its grievance mechanisms and community participation processes. These channels are designed to be accessible and responsive, enabling problems to be identified and resolved in a timely manner. The Company uses key performance indicators (KPIs) to measure the effectiveness of its responses and the satisfaction of the communities affected. In addition, regular audits and reviews are conducted to ensure compliance with human rights standards and identify areas for improvement. The Ferrovial procedure for engaging with local communities standardizes public information about these incidents and the measures adopted, promoting transparency and continuous improvement. This procedure includes detailed reports on the nature of the incidents, the measures taken to remediate them, and the results obtained. By maintaining open communication and regularly informing stakeholders, Ferrovial ensures that its channels for addressing community concerns are effective and trustworthy. In addition, the Ethics Channel guarantees anonymity to protect whistleblowers against retaliation for using these channels to raise concerns or needs. Supporting channel availability in business relationships The Company also ensures the availability of these channels through its business relationships. This includes: • Collaboration with asset owners: In projects operated by third parties, Ferrovial works to ensure that the appropriate means are established to facilitate dialogue with communities. • Proactive coordination: Incidents are identified and addressed in real time, promoting fluid communication with all stakeholders. • Information disclosure: Ferrovial uses tools such as social media, meetings, and other means to inform communities of the existence of these channels. • Examples of decisions based on stakeholder perspectives: Ferrovial’s commitment to communities is reflected in targeted actions taken in response to their concerns. – Local impact management: In infrastructure projects, a two-way dialogue is promoted before construction begins, ensuring that community voices are heard during every phase of the project. – Tailored solutions: Measures implemented to mitigate nuisances such as noise and traffic are designed in collaboration with communities, ensuring that they respond to their specific needs. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 160_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

S3-4: TAKING ACTION ON MATERIAL IMPACTS ON AFFECTED COMMUNITIES, AND APPROACHES TO MANAGING MATERIAL RISKS AND PURSUING MATERIAL OPPORTUNITIES RELATED TO AFFECTED COMMUNITIES, AND EFFECTIVENESS OF THOSE ACTIONS Ferrovial establishes measures to manage impacts on local communities and promote positive effects in them. The Company conducts environmental and social impact studies prior to project execution, ensuring a two-way dialogue with affected communities to communicate potential implications and gather suggestions through channels such as the Ethics Channel. Through its social programs, Ferrovial conceives the investment in the community as a strategic instrument for the development of society and the environment in which it operates. The Company has established a human rights due diligence procedure to analyze potential risks and prevent undesirable impacts. All internal procedures and policies are global in scope. Environmental impact assessments are carried out before a project begins, as is the go/no go decision process. Risk assessments for each project or asset are carried out every six months and reported to senior management. The Ferrovial Procedure for engaging with affected communities includes remediation measures aimed at mitigating unwanted effects on communities, such as noise and dust. For more details, please refer to the attached procedures. This type of information arises during the risk analysis carried out every six months and is specific to each project or asset managed. Financial information related to these actions is included in project budgets but is not itemized separately. No additional data is currently available on the allocation of financial resources to these initiatives. The procedure seeks to strengthen the human rights due diligence process in communities that may be impacted by Ferrovial's activities by creating an action plan that follows these steps: • First, the affected communities are identified in all Ferrovial projects with a scope greater than €50 million, or any project that has given rise to a material social risk. Once the stakeholders have been identified through a mapping process that identifies their specific characteristics, particular emphasis is applied to those who are most vulnerable, as well as to indigenous groups. • Ferrovial then establishes the necessary channels to engage in the appropriate dialogue with the affected communities, enabling them to raise their uncertainties, doubts, or needs. • Once the impacts and/or needs are identified, Ferrovial will take three actions: 1. Assess whether there are any significant impacts related to the human rights of the affected communities. If identified, they will be made public and the necessary measures will be taken to mitigate or remediate the impact. 2. As a result of the dialogue with the affected communities and local authorities, possible incidents or disturbances will be identified and the necessary measures will be established to minimize the corresponding impacts, establishing targets and reviewing progress and results. The coordination of the entire process will be carried out in collaboration with stakeholders. 3. Ferrovial is also committed to generating a positive impact in the communities where it operates. The Company undertakes to analyze and identify potential opportunities. Whenever possible, Ferrovial will adopt measures that complement activities in the areas concerned in order to increase the benefits for the affected communities. The Project Manager or asset manager will be responsible for compiling the information identified above to facilitate the monitoring of the measures adopted, in accordance with the time frame established for each project based on its particular needs. The information compiled will be forwarded to the Communications and CSR departments. Ferrovial undertakes to share information about this procedure on its website and through any other channels deemed necessary. In addition to these measures, Ferrovial addresses material incidents, risks, and opportunities related to local communities through a set of structured actions aimed at mitigating negative impacts and promoting positive ones. These actions include: • Community engagement plans: Developing and implementing comprehensive plans that outline how the Company will engage with local communities throughout the project lifecycle, ensuring that their concerns are addressed. • Risk management: Identifying and assessing potential risks to communities in the early stages of project planning and integrating risk management strategies to prevent adverse impacts. Specific risks, such as noise or traffic disruption during construction, are managed with tailored mitigation measures, such as adjusting work schedules or clearly notifications about traffic cuts. • Capacity building: Investing in initiatives that improve the resilience and self-sufficiency of local communities, including training programs, employment opportunities, and access to critical resources such as water and education. • Independent audits: Conducting independent audits and assessments to verify compliance with human rights standards and ensure the effective implementation of mitigation measures. Ferrovial established a global community investment strategy under the "On the Move for People" initiative, which encompasses global corporate projects and actions tailored to the communities surrounding its assets and operations. This initiative, together with the aforementioned actions, is planned and executed annually, with periodic impact assessments. These efforts focus on key strategic pillars, such as the development of infrastructure to meet the basic needs of vulnerable communities. For example: • On the Move for Water: Annually funds three projects in developing countries in Africa, Latin America, and India to ensure access to water. Each project involves a financial contribution up to €150,000 and the participation of a team of experts to support the social entity implementing the project on the ground. • On the Move for Zero Hunger: Focuses on the refurbishment of soup kitchens in Spain and collaboration with food banks and soup kitchen services in the United States, selected for their proximity to Ferrovial's assets. • On the Move for Education: Promotes access to education, with a special focus on STEM-related fields. Activities are carried out in Spain, the United States, and the United Kingdom, in collaboration with local education-related organizations. • On the Move Together, programs such as "Juntos Sumamos" in Spain and "Charity of the Year" in the United Kingdom actively involve employees. In 2025, 1,456 employees participated in volunteer activities, showcasing the Company's dedication to community engagement. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_161

To quantify social contributions, impacts, and beneficiaries, Ferrovial adheres to the B4SI methodology. In 2025, this approach facilitated 388 community support initiatives, benefiting 348 organizations and more than 399,000 people. 2024 2025 Community initiatives investment (€million) 8.31 4.61 Monetary contributions (€million) 3.93 3.58 Employee work hours (€million) 0.87 0.78 Contributions in kind (€million) 3.14 0.06 Administrative costs (€million) 0.19 0.19 Note for more information see note 2.2. Other Operating expenses of the Consolidated Annual Accounts. For upcoming years, Ferrovial has not established an global investment commitment, but continues to support specific annual programs, such as: • €500,000 for “On the Move for Water”. • €100,000 for “On the Move for Zero Hunger” refurbishment of soup kitchen in Spain. • Matching employee donations in "On the Move Together" and in Spain and in the United States, approximately €50,000 in each region. Overall, excluding emergency responses, annual community investment remains stable at between €4 million and €5 million. The decrease in community investment is mainly due to the fact that the 2024 figure included exceptional emergency aid related to the DANA floods in Valencia and Hurricane Helene in the United States, which significantly increased that year’s total. This comprehensive approach reflects Ferrovial's dedication to improving the resilience and self-sufficiency of local communities through training programs, employment opportunities, and better access to essential resources such as water and education. In addition, the Company prioritizes local hiring to stimulate the economies of surrounding communities, integrates social and environmental considerations into its supply chain, and promotes projects that reduce inequalities, such as those measured using the B4SI methodology. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 162_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

INVESTMENT IN THE COMMUNITY BY SDG


2.1%
1. No poverty
6.8%
2. Zero hunger
8.7%
3. Good Health and well-being
9.1%
4. Quality education
9.4%
6. Clean water and sanitation
5.4%
8. Decent work and economic growth
5.2%
Others
4.7%
17. Collaborators for the goals
22.2%
11. Sustainable cities and communities
3.1%
10. Reduced inequality
23.2%
9. Industry, innovation and Infrastructure

INVESTMENT IN THE COMMUNITY BY GEOGRAPHY


5.7%
Africa
3.1%
Latin America
13.2%
Europe
6.5%
UK
4.4%
Asia & Australia
39.5%
North America
27.6%
Spain

INVESTMENT IN THE COMMUNITY BY TYPE OF CONTRIBUTION


19.2%
Commercial initiative
10.7%
Charitable gift
70.1%
Community investment

INVESTMENT IN THE COMMUNITY BY FIELD OF CONTRIBUTION


6.1%
Others
10.6%
Education
7.1%
Health
26.8%
Social welfare
49.4%
Economic development

Ferrovial ensures that its actions align with its broader sustainability strategy by maintaining an active commitment to communities, consulting them through periodically materiality studies, and evaluating the effectiveness of these initiatives with measurable indicators. Ferrovial applied Social Return on Investment (SROI) indicators to measure impacts in the regions where it operates. This methodology contains around 100 different indicators, which are selected based on the construction project and are the most appropriate for portraying Ferrovial's impact in the region. The information is collected before the beginning of the project, one year later, and two years later, thus ensuring that all impacts are correctly recorded. Ferrovial has calculated that over the years it has obtained a return on investment of €9.4 for every euro invested in the project. These efforts not only mitigate potential risks but also generate material opportunities, such as promoting local economic growth and improving living conditions.

In recent years, no material negative or systemic impacts on communities (neighbors, neighborhood associations, Councils, among others) have been identified, nor have there been reports of any serious issues or human rights violations affecting these communities. To proactively address potential negative impacts, Ferrovial has launched several initiatives tailored to the diverse range of potential impacts that its activities may have. Due to the wide variety of activities carried out by Ferrovial, a different action plan is applied for each of the impacts identified. All projects ensure communication with affected communities through the aforementioned activities to identify these impacts. However, these are resolved on a case-by-case basis. One example of this is the construction of the HS2 where, to keep community informed and understand their points of view they established monthly Community liaison meetings, Mobile Visitor Center events, local village hall drop-in sessions - to provide information when potentially disruptive packages of Works arise, and they distribute advanced Works notifications (AWNs) with details of the Works. Ferrovial remains committed to continuous improvement and delivering measurable long-term results, promoting the sustainable development of local communities and strengthening their relationships with them.

In terms of the foster of positive impacts, Ferrovial highlights its social investment initiatives, such as drinking water and sanitation programs, which have benefited more than 399,000 people in vulnerable communities. In terms of risk and opportunity management, the Company conducts regular assessments, identifying and managing ESG risks through robust governance processes and risk analysis tools.

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S3-5: TARGETS RELATED TO MANAGING MATERIAL NEGATIVE IMPACTS, ADVANCING POSITIVE IMPACTS, AND MANAGING MATERIAL RISKS AND OPPORTUNITIES Ferrovial has not established quantitative targets in this area. however, Ferrovial, within the framework of its 2030 Sustainability Strategy and its alignment with the CSRD Directive, sets specific targets with specific deadlines to reduce negative impacts on affected communities and promote positive effects on such communities. To establish these targets, Ferrovial actively collaborates with affected communities, legitimate representatives, and sustainability experts, ensuring engagement processes in the definition, monitoring, and improvement of the targets, which allows for continuous adjustment based on lessons learned. Ferrovial is implementing a procedure for relations with local communities, as a first step in this progress in relation to the establishment of targets with local communities. The results are broken down in detail according to their impact on the relevant affected communities, ensuring their specificity, temporal stability, and comparability, with the support of global standards such as the United Nations Global Compact, GRI standards, and the EU Taxonomy. With the aim of evaluating suppliers and reducing supply chain risk, Ferrovial Construction has set itself the target of evaluating suppliers representing at least 60% of its 2025 purchasing volume. This target is aligned with Ferrovial Construction's sustainability strategy, demonstrating its commitment to sustainable procurement practices. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 164_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Governance Information

ESRS G1 BUSINESS CONDUCT (ETHICS AND TRANSPARENCY AND CORPORATE GOVERNANCE)

SBM-3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL

Business conduct	Stage*	Description	Likelihood of occurrence	Time horizon
Corporate Culture				
(+) Impact	VC	Trust from shareholders and investors based on a corporate governance model aligned with best practices.	Current	S
(+) Impact	VC, Pt	Contribution to internal awareness and dissemination among external stakeholders (contractors, partners, commercial suppliers, etc.) of the principles of integrity and ethics in business conduct.	Current	M
Opportunity	VC	Promotion of an ethical culture that prevents and minimizes the risks of unlawful conduct or practices in the value chain.		M
Opportunity	VC	Enhanced competitiveness when bidding for projects.		S
Opportunity	VC	Improvement in ESG ratings resulting from the implementation of best practices in corporate governance.		S
Protection of whistle-blowers				
(+) Impact	OP, Pt	Increased trust from society resulting from rejecting, preventing, and reporting any illegal or inappropriate actions throughout the Group's value chain, thereby promoting ethical conduct and the legality of commercial activities.	Current	S
Management of relationships with suppliers including payment practices				
(+) Impact	OP, Pu	Improvement of environmental and social aspects of the supply chain with the development of a supplier evaluation and management system that takes into account environmental and social factors, with particular focus on critical suppliers.	Current	S
(+) Impact	VC	Improved performance and value creation throughout the value chain thanks to the ethical requirements promoted by the Group and the proper management of risks.	Current	S
(+) Impact	OP, Pu	Reduction in the severity of incidents in the supply chain by establishing due diligence processes to identify, prevent, and mitigate risks and by developing action plans.	Current	S
Opportunity	OP, Pu	Increased mutual trust that improves operability and transparency in Ferrovial's relationships with its suppliers.		M
(+) Impact	OP, Pu	Ability to influence and raise awareness among the Company's suppliers on ESG issues through the dissemination of the Supplier's Code of Ethics and associated requirements.	Current	S
Corruption and bribery				
(+) Impact	OP, Pt	Prevention of corruption and bribery offenses by promoting and enforcing compliance with the regulations and compliance policies established by the Group.	Current	S
Opportunity	VC	An increase in fundraising or improvement of financing conditions for projects with ethical and anti-corruption requirements (socially responsible investment).		S

OP: Own operations; VC: Value chain; Pu: Purchases; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long term.

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G1-1: CORPORATE CULTURE AND BUSINESS CONDUCT POLICIES The Compliance Program, approved and supervised by the Board of Directors, includes various policies: Policy Anti-Corruption Policy Description Ferrovial is committed to the highest standards of integrity, transparency, and legal compliance in all its corporate activities. The Anti-Corruption Policy establishes a zero-tolerance approach to corruption and bribery, ensuring compliance with both national and international anti-corruption laws, detection, and mitigation mechanisms in all Company operations. It applies all Ferrovial personnel (including directors, executives, employees, and collaborators), with the aim of deterring fraudulent activities and safeguarding the Company's assets and reputation. The policy governs interactions between Ferrovial and any external party, including government officials, and is designed to prevent any form of corrupt practice. Objective • To promote a corporate culture that deters fraudulent activities. • To ensure prevention, detection, and response to fraud-related risks. • To promote ethical and legal compliance in all business units and relationships. • To strengthen internal controls to effectively mitigate fraud risks. Associated material impacts, risks, and opportunities • Material impacts: Potential legal and financial repercussions from corruption-related incidents. • Risks: Reputational damage, regulatory penalties, legal liabilities, and operational disruptions. • Opportunities: Strengthening stakeholder trust, reinforcing business ethics, and ensuring sustainable business growth through compliant practices. Follow-up and remediation process Ferrovial has implemented robust controls and compliance mechanisms, including: • Ethics Channel for reporting concerns on a confidential and anonymous basis, if desired. • Mandatory training for all employees on anti-corruption practices. • Internal audits and risk assessments to detect and prevent violations. • Strict disciplinary measures, including dismissal, in the event of policy violations. Policy approval flow Affected stakeholders All Ferrovial employees, executives, directors, suppliers, contractors, and external collaborators. Geographic areas Global Value chain application It extends to all subsidiaries, joint ventures, and business partners. Ferrovial promotes adherence to this policy among all third parties that conduct business with the Company. Exclusions from the application None specified. Policy approval flow Responsible party Board of Directors - responsible for approving the policy, whereas the Compliance Department is responsible for its updates, dissemination and training. Other issues to report (if applicable) Consistency with third-party instruments or standards • US Foreign Corrupt Practices Act (FCPA). • UK Bribery Act. • EU Directive 2017/1371 on combating fraud. • Sarbanes-Oxley Act (US). • United Nations Convention against Corruption. • OECD Convention on Combating Bribery. • Spanish and Dutch Criminal Codes. • Spanish Act 11/2021 on Fraud Prevention. Stakeholder engagement Ferrovial actively communicates and promotes compliance with this policy among employees, directors, business partners, and relevant external parties. Ferrovial promotes transparency and ethical conduct by raising awareness regarding fraud and responsibility among employees, suppliers, and business partners. How it is made available This policy is available on the Ferrovial website (www.ferrovial.com), on the intranet and on employees onboarding. Significant policy changes Changes have been made: definitions have been reviewed for consistency in all policies and a Responsibilities clause, indicating the respective responsibilities of the Company’s three lines of defense: the business units, Compliance and Internal Audit, has also been included. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 166_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Policy Compliance Policy Description Ferrovial is committed to strict compliance with all applicable laws and regulations, ensuring that its business activities are conducted with integrity, transparency, and respect for ethical principles. This policy establishes a framework for corporate compliance, risk management, and internal control measures. It applies to all executives, employees, and directors, promoting a corporate culture that prevents, detects, and mitigates compliance risks. Objective • To provide a general framework for all employees, executives, and directors to act in accordance with the highest standards of ethics, transparency, and legality. • To establish a common and standardized system for monitoring and managing compliance risks, particularly those related to potential criminal conduct. • To foster a culture of corporate ethics in decision-making and governance processes. Associated material impacts, risks, and opportunities • Material impacts: Compliance failures that could lead to legal, financial, or reputational consequences. • Risks: Regulatory non-compliance, legal penalties, financial misconduct, and loss of stakeholder trust. • Opportunities: Strengthening corporate governance, ensuring regulatory compliance, and fostering a culture of integrity. Follow-up and remediation process Ferrovial has implemented robust compliance control and remediation mechanisms, including: • Ethics Channel for confidential and anonymous reports, if desired. • Internal audits and compliance risk assessments to prevent and detect irregularities. • Compliance training for employees and managers. • Periodic updates and reviews of the Compliance Program to ensure continuous improvement. Scope of the policy Affected stakeholders All Ferrovial employees, executives and directors. Geographic areas Global Value chain application Extends to all subsidiaries, joint ventures, and third-party collaborators. Ferrovial guarantees the promotion of ethical principles throughout its value chain. Exclusions from the application None specified. Policy approval flow Responsible party Board of Directors - responsible for approving the policy, whereas the Compliance Department is responsible for its updates, dissemination and training. Other issues to report (if applicable) Consistency with third-party instruments or standards • US Foreign Corrupt Practices Act (FCPA). • UK Bribery Act. • OECD Anti-Bribery Convention. • United Nations Convention against Corruption. • Spanish and Dutch Criminal Codes. Stakeholder engagement Ferrovial promotes compliance awareness and accountability among employees, directors, suppliers, and business partners, ensuring transparency in corporate operations. How it is made available The policy is published on Ferrovial's website, on the internal intranet, and in corporate compliance training programs. Additionally, it is made available to all employees in the onboarding process. Significant policy changes Changes have been made: definitions have been reviewed for consistency in all policies and a Responsibilities clause indicating the respective responsibilities of the Company’s three lines of defense: the business units, Compliance and Internal Audit, has also been included. Policy Ethics Channel and Management of Queries, Reports, and Complaints Policy Description Ferrovial has established this policy to facilitate the transparent and responsible management of queries, complaints, and reports related to the Company's Code of Ethics and Business Conduct. The policy ensures confidentiality, protection against retaliation, and compliance with legal and ethical standards. It also aligns with international best practices and regulatory requirements. Objective • To define a structured process for managing queries, complaints, and reports. • To establish mechanisms for ethical communication within Ferrovial. • To strengthen Ferrovial's commitment to transparency, integrity, and accountability. • To protect whistleblowers and ensure complaints are handled securely and fairly. Associated material impacts, risks, and opportunities • Material impacts: Ethical violations, fraud, misconduct, or regulatory violations affecting stakeholders. • Risks: Reputational damage, legal consequences, and loss of trust. • Opportunities: Strengthening corporate governance, fostering ethical behavior, and ensuring compliance with international standards. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_167

Follow-up and remediation process Ferrovial ensures the secure and systematic management of all reports through: • Ethics Channel (accessible via the intranet, website, and toll-free numbers). • Confidential and anonymous reporting options, subject to applicable regulations. • Fair and objective investigations handled by the Compliance Department or designated governing bodies, as appropriate. • Whistleblower protection measures to prevent retaliation. Scope of the policy Affected stakeholders All Ferrovial employees, executives, directors, suppliers, contractors, and business partners. Geographic areas Global Value chain application Applicable to all Ferrovial Group entities, subsidiaries, and interested third parties. Exclusions from the application None specified. Policy approval flow Responsible party Board of Directors - responsible for approving the policy, whereas the Compliance Department is responsible for its updates, dissemination and training. Other issues to report (if applicable) Consistency with third-party instruments or standards • Dutch Corporate Governance Code. • US Whistleblower Protection Act. • EU Directive 2019/1937 on the protection of whistleblowers. • Spanish Law 2/2023 for the protection of whistleblowers. Stakeholder engagement Ferrovial ensures that all employees and business partners are aware of and have access to the Ethics Channel. How it is made available This policy is available on Ferrovial's website (www.ferrovial.com) and on its intranet. Significant policy changes Changes have been made: definitions have been reviewed for consistency in all policies, and a Responsibilities clause indicating the respective responsibilities of the Company’s three lines of defense: the business units, Compliance and Internal Audit, has also been included. Policy Code of Ethics and Business Conduct Description This Code applies to Ferrovial SE and all Group companies, regardless of their business area, geographic location, or activities. It includes members of governing bodies, directors, executives, and employees of any Group company, including chief financial officers. It serves as a code of conduct in line with the recommendations of the Spanish National Securities Market Commission, the Dutch Corporate Governance Code, and the requirements of the SEC and NASDAQ. Objective The Code aims to ensure that all employees and directors adhere to the principles and commitments contained therein, promoting ethical behavior and compliance with applicable laws and regulations. Associated material impacts, risks, and opportunities • Risks: Failure to comply with the Code may result in disciplinary action, including dismissal for employees, resignation requests for directors, civil liability, criminal penalties, and reputational damage to Ferrovial. • Opportunities: The Board of Directors periodically reviews and updates the Compliance Program to ensure continuous improvement. Follow-up and remediation process Ferrovial has an Ethics Channel accessible via the intranet and website, allowing confidential and, if desired, anonymous reporting of any irregularities, breaches, or unethical behaviors. The Company ensures zero tolerance for retaliation against individuals who report in good faith. Scope of the policy Affected stakeholders This Code applies to all Ferrovial Group entities, including employees, executives, directors and chief financial officers. Geographic areas Global Value chain application Ferrovial promotes the principles and commitments established in this Code throughout its entire value chain, with the objective of ensuring that all third parties adhere to the same standards. Exclusions from the application None specified Policy approval flow Responsible party Board of Directors - responsible for approving the policy, whereas the Compliance Department is responsible for its updates, dissemination and trainings. Other issues to report (if applicable) Consistency with third-party instruments or standards This Code aligns with the recommendations of the Spanish National Securities Market Commission, the Dutch Corporate Governance Code, the SEC, and NASDAQ requirements. Stakeholder engagement Ferrovial ensures that all employees and third parties are aware of and adhere to the principles and commitments set forth in this Code. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 168_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

How it is made available This policy is available on the Ferrovial website (www.ferrovial.com) and on the intranet. Significant policy changes Updated in May 2025 to make changes for clarity and consistency. Promotion of corporate culture Ferrovial ensures compliance with its Code of Ethics through the development of its Compliance Program, which is grounded in a comprehensive set of policies that further elaborate the principles contained in the Code. The Company operates an Ethics Channel that supports the monitoring of adherence to the standards of conduct established in the Code and in the complementary policies. In addition, Internal Audit Department performs periodic reviews that strengthen the enforcement of the procedures defined in these policies, ensuring that employees follow the processes set out therein. Ferrovial actively promotes a culture of ethics and integrity through various initiatives, including the approval and dissemination of Compliance policies and procedures, the rollout of compliance training courses, the publication of compliance-related news on the intranet, and in November 2025, the First Global Compliance Week was held, focused on the theme “Ethics Everywhere: from Policies to Practice.” The Compliance Network is now comprised of approximately 56 employees, representing various functions and businesses of the Company in all jurisdictions in which it operates. The Compliance Network acts as a liaison between the Compliance Department and company employees and supports the Compliance Department in the identification of risks and deployment of policies and training programs. Members of the Compliance Network may also conduct investigations of reports to the Ethics Channel, as appropriate. The Compliance Network meets regularly to exchange knowledge and information, benefiting from the participation of senior executives. Ferrovial expanded the Compliance Network to include approximately 36 Compliance Ambassadors, bringing the total number of Network employees to 92, who support the Compliance Department in various compliance-related initiatives. In parallel, Ferrovial has also established a Privacy Network across the different geographies in which it operates, ensuring a coordinated approach to data protection. This network, composed of 39 members, facilitates the sharing of knowledge and best practices on data protection across Ferrovial and fosters collaboration to integrate privacy into business decisions and operational processes. Ferrovial has also established an Ethics Council, which meets quarterly to serve as an advisory body on complex compliance matters, including the implementation of the Compliance model across the organization and the oversight of the Ethics Channel. The Council is composed of representatives from key functions: Human Resources, Compliance and Internal Audit, ensuring a multidisciplinary perspective. Likewise, Ferrovial has a Compliance Training and Awareness Plan, the objective of which is to promote a culture driven by ethics and integrity within the organization and to strengthen the enforcement of its ethical standards: 1. Objectives of the Training and Awareness Plan: • The plan aims to enhance awareness of the Code of Ethics and Business Conduct, as well as the policies and procedures that support it. This ensures that all employees understand and comply with the Company's ethical expectations. 2. Key training activities: Certain positions and functions have been identified as being at higher risk of corruption and bribery. One of the priorities of the Compliance Department's Training and Awareness Plan is to raise employee awareness of these risks, especially in relation to criminal acts such as corruption and bribery: • Employees with relations with public administrations: Employees who interact directly with public administrations are exposed to situations where bribery risks may arise. This includes those involved in public tenders or contracts. • Employees engaged in negotiations with third parties: Employees involved in negotiations with third parties, such as suppliers or business partners, are also exposed to corruption risks. • Employees in the Purchasing Department: This department is a critical area, as employees who manage the procurement of goods and services have a high level of interaction with suppliers and may be in positions where corruption is a potential risk. To address these risks, specific policies are published, such as the Anti-Corruption Policy, the Gifts & Hospitality Policy, the Lobbying and Political Contributions Policy, the Due Diligence Policy with respect to Third-Party Integrity, the Procedure for Due Diligence with respect to Supplier Integrity, and the Suppliers' Code of Ethics, among others. To further support implementation of these policies and procedures, the Compliance Department launched an AI agent for Compliance questions and published a series of Quick Guides to help employees understand certain key Compliance policies. Additionally, training courses have been designed to raise awareness and foster the practical application of these policies and functions-at-risk, concluding that all of them are covered by these training programs. The delivery of training has been made more efficient through the onboarding in 2025 of a training database and platform. • Key training activities in 2025 include: – Training course for the Board of Directors attended by all members of the Board. – A refresher training course on the Code of Ethics and Business Conduct deployed in November 2025 for Group employees (4,941 employees trained, including full-time and part-time employees). – Training for blue-collar employees on the Code of Ethics, delivered across the organization, reaching 5,229 employees to strengthen awareness of ethical principles and expected standards of conduct. Onboarding of new hires includes courses on the Code of Ethics and Business Conduct, Anti-Corruption Policy, and the Compliance Boot Camp, as well as training on cybersecurity, occupational risk prevention, and personal data protection, among others. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. 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3. **Training volume:**

   - In 2025 the total mandatory training volume amounted to 15,223 hours versus 27,073 hours in 2024 (such difference due, in large part, to the shorter duration of the mandatory Code of Ethics refresher course launched in 2025 versus the full mandatory Code of Ethics course launched in 2024). The plan is to periodically launch a longer, more comprehensive Code of Ethics course, with a refresher course being provided in the alternative years. In total, there have been 59,355 hours of mandatory training over the last three years. This reflects Ferrovial's ongoing commitment to ethics and compliance training.

Ethics Channel

Ferrovial is subject to legal requirements under Directive (EU) 2019/1937 on the protection of whistleblowers as well as national legislation. In compliance with these and other legal requirements, Ferrovial makes the Ethics Channel available to its employees and stakeholders, a confidential system that allows, if the reporter so wishes, reporting on an anonymous basis, and facilitates the communication of any possible irregularity, breach, or behavior contrary to the law or Ferrovial's ethical policies and procedures, including, in particular, possible cases of fraud or corruption, anti-competitive practices, human rights violations, financial and tax matters, or damage to the environment, always safeguarding their identity and with zero tolerance for any possible retaliation. This anonymity guarantees a secure and confidential channel for individuals to report concerns or misconduct, ensuring compliance with the principles and protections established in the Directive.

Likewise, matters related to accounting, internal accounting controls, auditing, or questionable financial practices at Ferrovial SE, as well as any alleged misconduct by members of the Board of Directors, all of which are considered "Priority Communications" under the Ethics Channel policy, may be reported. Priority Communications are handled by the Compliance Department and in some cases by Internal Audit Department. Accounting Complaints, however, are handled by the Audit and Control Committee together with the Compliance Department. Finally, those reports involving actual or alleged misconduct by the Board are handled by the Chairman of the Audit and Control Committee.

The Ethics Channel is available through the intranet or corporate website (https://ferrovial.com) and can be accessed by telephone. Separately, information channels were established in some Group companies for reasons of legal necessity. Ferrovial urges employees and third parties with whom it has a relationship to report any breach of the Code of Ethics, other internal rules, or applicable legislation through the Ethics Channel. All communications are handled objectively and diligently in accordance with the Ethics Channel Policy. Throughout the process, the rights of those involved are respected, in particular the presumption of innocence. Furthermore, Ferrovial has a zero-tolerance policy towards retaliation against any person who reports to the Ethics Channel in good faith or takes part in the investigation thereof.

Communications to the Ethics Channel are screened by the Compliance Department and managed by Management Body Representatives authorized to conduct investigations, taking into account independence, and the absence of conflicts of interest. To assist the teams that may be involved in this task in their respective areas of expertise, the Compliance Department has developed an Investigations Guide. In addition, training sessions have been held for the Compliance Network to ensure the diligent management of all communications and respect for the individuals involved.

Communications are managed and resolved by the department deemed most appropriate based on the circumstances and geographic proximity to the reporters. Ferrovial ensures maximum independence and the absence of conflicts of interest in this process.

The Chief Compliance Officer reports quarterly to the Audit and Control Committee and once a year to the Board of Directors on the reports received and the measures taken in relation to them.

During 2025, a total of 224 reports were received through the various reporting channels, representing an increase of 24% compared to the 181 received in 2024. Out of the 224 reports received, 91 (41%) were anonymous (compared to 59 (33%) in 2024), and 71 (32%) were considered substantiated (compared to 88 (49%) in 2024). Out of those corroborated, corrective measures were taken in 100% of cases (99% in 2024).

	Number of breaches in 2024	Number of breaches in 2025
Corruption and bribery	10	12
Discrimination or harassment	58	50
Privacy data	0	8
Conflicts of interest	8	6
Money laundering or insider trading	0	0
Other	105	148

Note:

- *Most communications relate to internal fraud or misappropriation by employees or collaborators of the company. No reports of potential bribery of public officials or influence peddling involving Group companies were received.*
- *Customer Privacy Data, Conflict of interest, Money laundering or insider trading are entity-specific indicators. The increase in reported breaches is attributable to employees' greater awareness of the reporting channels, as well as their confidence in it as a secure mechanism for reporting irregularities or seeking guidance, which has encouraged more frequent use by employees and stakeholders*
- *The increase in reported breaches is attributable to employees' greater awareness of the reporting channels, as well as their confidence in it as a secure mechanism for reporting irregularities or seeking guidance, which has encouraged more frequent use by employees and stakeholders.*

The remediation measures adopted mainly correspond to disciplinary actions (including termination), training programs, or changes to internal processes and procedures, all in accordance with applicable internal procedures, collective bargaining agreements, and, where applicable, applicable legislation. The regulations applicable in the different jurisdictions in which Ferrovial operates are also taken into account.

The Compliance Department periodically reviews reports that have already been closed to detect possible cases of retaliation.

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Employees can also report their concerns to the HR Department or their line manager.

Ferrovial also has a suggestions box set up on the Company's intranet, managed by the HR Department, so that employees can send their suggestions and needs directly to said department.

Awareness of and trust in the Ethics Channel are evaluated through surveys conducted at the end of the mandatory training courses. The latest survey was launched with the 2025 refresher course on the Code of Ethics, and the results showed that 95.5% of employees who completed the course and responded to the survey are aware of the existence of the Ethics Channel, 98.1% know that concerns or irregularities can also be reported to their manager or to HR Department, and 97.05% are aware that Ferrovial has a zero-tolerance policy against any form of retaliation against individuals who submit a communication in good faith.

Ethical commitment of third parties:

Ferrovial requires third parties, including suppliers, contractors, agents, consultants, and other business partners, with whom it engages to maintain ethical behavior in accordance with the highest standards. In each case, the relevant third party must approve and accept Ferrovial's Code of Ethics and Business Conduct and/or the Suppliers' Code of Ethics, the Anti-Corruption Policy, or the third party's own policies if they are compatible with the basic principles and commitments set out in Ferrovial's Code of Ethics and Business Conduct and Anti-Corruption Policy. Additionally, third-party integrity due diligence is conducted in line with international best practices to ensure that Ferrovial mitigates the risk of corruption within the Company.

Commitment from executives and directors:

In 2025, employees who completed the refresher course on the Code of Ethics, as well as all the members of the Board of Directors, signed an acknowledgment of the Code, by which they confirmed that they will base their decisions and actions on Ferrovial's values, policies, and the Code of Ethics; consult the Code whenever in doubt; seek guidance from their manager or the Compliance Department if needed; and report any suspected misconduct through the appropriate channels.

G1-2: MANAGEMENT OF RELATIONSHIPS WITH SUPPLIERS

The Company focuses on maintaining ethical relationships with its suppliers, applying an Integrity Due Diligence Process and sharing with them the Suppliers' Code of Ethics and the Anti-Corruption Policy, ensuring that suppliers share its values and principles. It is essential to establish lasting relationships with strategic suppliers in order to achieve a global approach in line with corporate targets and to identify synergies in the supply chain.

In this sense, effective risk management is essential and includes the evaluation of suppliers and the implementation of appropriate measures to ensure the quality and safety of supplies.

This involves monitoring the main risks and opportunities that may affect value creation across the supply chain, which in turn means considering not only economic aspects but also ESG impacts associated with the activity. For example, to mitigate the risk of supply chain disruptions, the ecosystem of critical suppliers is monitored, and viable alternatives are identified to ensure continuity of supply and minimize potential negative effects.

From a general perspective, the degree of criticality of all suppliers is analyzed, where critical suppliers are defined as those whose purchase volume is material from an economic point of view, or those whose supplies or services could have a negative impact on business continuity in the event of an incident, either because they manufacture critical materials or equipment or because they are difficult to replace. In terms of volume of purchases, 31.03% corresponded to critical suppliers (31.06% in 2024).

Ferrovial also maintains a strong local sourcing strategy, 94.8% of the volume of purchases in 2025 came from local suppliers (96.8% in 2024).

	Number		Volume of purchases	
General information (entity-specific indicators)	**2024**	**2025**	**2024**	**2025**
Total suppliers	45,689	46,184	€6,531,832,511.00	€6,704,126,461.54
Total critical suppliers	281	295	€2,028,894,954.00	€2,080,511,928.21
Critical suppliers (tier 1)	279	292		
Critical suppliers (non tier 1)	2	3		

In the case of Ferrovial Construction, at the end of 2025, 222 were critical suppliers, of which 219 were Tier 1, and 3 were Tier 2. In 2024, there were 210 critical suppliers identified, of which 208 were Tier 1, and 2 were Tier 2.

Ferrovial does not have a specific supplier payment policy. However, it ensures compliance with the payment terms established in contractual agreements and the applicable legislation in each country where it operates, maintaining responsible and transparent business relationships.

Assessment of ESG issues in the supply chain

ESG considerations are also part of the supplier assessment. Suppliers are classified as high-risk if they provide high-risk products, operate in high-risk sectors, and/or manufacture the supplied products in high-risk countries.

Ferrovial Construction's Supplier Quality Assessment and Monitoring Procedure, which is applied to all the projects worldwide, establishes the method used for assessing and monitoring supplier performance. The Construction Division has an IT tool that assesses and monitors each supplier based on the evaluations carried out at each construction site or work center. The assessments allow suppliers to be scored on an ongoing basis, and results may lead to the issue of a formal warning for the supplier, the establishment of an improvement action plan, or even disqualification from working with Ferrovial, depending on the severity of the case. When an incident is reported on a project level, the Company takes the opportunity to collaborate and evaluate. In certain cases, if necessary, suppliers are informed of the situation and required to address the issue. Ferrovial offers support through training courses or improvement plans. If a supplier receives three negative evaluations within a year, the Company proposes their disqualification and, once disqualified, they cannot work with the Company again.

Throughout its supply chain, Ferrovial offers the "Training Program: Sustainable Suppliers" for small and medium-sized enterprises. This free and exclusive program is developed by the United Nations Global Compact networks in Spain and the United Kingdom, ICEX Spain Export and Investment,

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and the ICO Foundation. It represents an excellent opportunity for the Company's suppliers to strengthen their competitiveness and align themselves with ESG best practices. Likewise, the Ethics Channel is available to all stakeholders on the Ferrovial website, ensuring transparency in relationships and allowing the reporting of any conduct that does not comply with Company standards. Ferrovial has a Suppliers' Code of Ethics in place, part of the Supplier Ethical Integrity Due Diligence Procedure, which suppliers must be aware of and accept before entering into contractual relationships with the Company. It establishes the basic principles that should guide their behavior while conducting business relationship with Ferrovial. Additionally, purchase orders and contract templates include clauses addressing environmental, social, labor, and health and safety issues, as well as compliance with the principles of the Global Compact, and provisions ensuring ethical behavior and the fight against corruption.

Ferrovial's Construction Division established a measurable sustainability indicator to evaluate suppliers representing 60% of total purchasing volume by 2025, this percentage for Ferrovial Construction Division was 70,79%. This goal is aligned with Ferrovial Construction's sustainability strategy, showcasing its commitment to sustainable procurement practices.

Suppliers assessed	2024	2025
Number of suppliers assessed	7,604	9,083
% of critical suppliers assessed	70.11 %	58.98 %
Number of critical suppliers assessed with substantial actual/potential negative impacts	17	8
Number of critical suppliers with substantial actual/potential negative impacts with agreed corrective action plan	1	6
% of critical suppliers with substantial actual/potential negative impacts with agreed corrective action plan	5.88 %	75.00 %
Number of critical suppliers assessed with substantial actual/potential negative impacts terminated	16	8

Note: The increase in the % of critical suppliers with substantial actual/potential negative impacts with agreed corrective action plan is due to more rigorous investigation and verification of agreed remediation measures.

Training programs (entity-specific indicators)	2024	2025
Total number of critical suppliers in training programs	0	6
% of critical suppliers in training programs	0%	3 %

In the case of Ferrovial Construction, 7,402 suppliers were assessed in 2025. Out of the 222 critical suppliers, 117 were evaluated (this represents 52.70%), 8 were identified as having potential negative impacts, and 6 of those had an improvement plan put in place. In addition, out of the 117 evaluated suppliers, 6 are currently participating in training programs.

Additionally, Ferrovial Construction uses different platforms to engage, evaluate and monitor suppliers, such as BuildAdvisor. This platform rolled out in Spain in 2024, and during 2025 in the rest of regions, facilitates collaboration with the supply chain by streamlining the search and evaluation of suppliers and offering them opportunities for improvement and suitable projects. This leads to greater efficiency and competitiveness in projects and advances ESG objectives regarding accountability and sustainability matters.

Ferrovial also uses a platform called Supplier 360 that provides additional information to that already available in supplier databases, for the selection, hiring, and monitoring phases. This platform monitors suppliers using advanced data analysis, language processing, and Internet search techniques and allows for the detection of potential risks, whether financial, environmental, legal, labor, human rights, or reputational in nature. In 2025, 1,581 Ferrovial Construction suppliers were monitored using Supplier 360, representing more than 60% of supplier turnover in Spain, the United States, and the United Kingdom. A total of 50,511 data extractions were collected using this tool. Information sources were expanded, mainly incorporating data related to ESG compliance and performance. Furthermore, the information obtained has been integrated into the corporate purchasing tool, allowing for greater visibility of the information throughout the Company.

GOV - 1: THE ROLE OF ADMINISTRATIVE, SUPERVISORY AND MANAGEMENT BODIES

Information related to this data point is answered in ESRS 2, GOV-1.

The Compliance Program, approved and supervised by the Board of Directors, was reviewed in 2024 in preparation for Ferrovial SE's listing on the Amsterdam Stock Exchange and the NASDAQ, adapting the policies and procedures to the legal requirements of the Netherlands and the United States, and to the standards required for listed companies in those jurisdictions.

The program includes, but is not limited to, the following internal policies and procedures: Code of Ethics and Business Conduct (Code of Ethics); Policy of the Ethics Channel and for dealing with Queries, Complaints and Reports; Anti-Corruption Policy; Compliance Policy; Due Diligence Policy with respect to Third-Party Integrity; Procedure for Due Diligence with respect to Supplier Integrity; Lobbying and Political Contributions Policy; Gifts and Hospitality Policy; Data Protection Policy; Antitrust Policy; Procedure for Approving and Tracking Patronage, Sponsorship and Donation Projects; Patronage or Donation Projects, Anti-fraud Policy and Sanctions, Export Controls, and Anti-boycott Policy.

The Compliance Program is supervised by the Board of Directors through the Audit and Control Committee. The Chief Compliance Officer reports periodically to the Audit and Control Committee and at least once a year to the Board on the effectiveness of the program. The evaluation of the Program includes the review of the controls established for compliance with the Code of Ethics and Business Conduct and other regulations on Compliance. The Internal Audit Department regularly audits different aspects of the Compliance Program, including but not limited to, Ferrovial's Compliance policies.

172_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

G1-3: PREVENTION AND DETECTION OF CORRUPTION AND BRIBERY The Company makes its compliance policies available to its employees on the intranet. The main corporate compliance policies are also available on Ferrovial’s website and training courses on these policies are held periodically. Suppliers providing services to the Company receive the Supplier’s Code of Ethics and the Anti-Corruption Policy, so that they are familiar with them and apply them. The Code of Ethics and Business Conduct and related policies were published on the intranet and website, and a release was posted on Ferrovial's intranet to inform employees of the importance of reading and applying the Code and policies in their day-to-day activities. Ferrovial's Anti-Corruption Policy establishes rules to regulate the conduct of the Group's employees, executives, and directors, as well as third parties with which it interacts. The policy is governed by the principle of "zero tolerance" for any practice that could be considered bribery or corruption and requires compliance with all applicable anti-corruption laws. The policy also requires the reporting of any violation of the policy or other misconduct. The Policy requires that third parties accept Ferrovial's Code of Ethics and Business Conduct and Anti-Corruption Policy or the third party's own policies, if they are compatible with the basic principles and commitments set out in Ferrovial's Code and Anti-Corruption Policy to ensure that third parties meet the same standards of integrity and ethics as the Company. Ferrovial requires ethical behavior in accordance with the highest standards from the third parties with which it interacts. To that end, a third-party integrity due diligence procedure is followed, in line with international best practices. The Company also makes an Ethics Channel available to its employees and stakeholders so as to facilitate the reporting of any potential irregularities, breaches, or behavior contrary to Ferrovial's Code of Ethics and Business Conduct and related policies, or to applicable legislation. Likewise, matters related to accounting, internal accounting controls, auditing or questionable financial practices of Ferrovial, as well as any alleged misconduct by Board members, may be reported. The Chief Compliance Officer reports quarterly to the Audit and Control Committee and once a year to the Board of Directors on the communications received and the measures taken in relation to them. The Company makes compliance policies available to its employees on the intranet for them to read and become familiar with. The main corporate compliance policies are also available on the Ferrovial website. Training courses on these policies are also held periodically. Ferrovial implemented several key actions to prevent corruption and bribery, reinforcing its commitment to ethical conduct and compliance across all operations. The Company has established a comprehensive Compliance Program, which includes the Code of Business Ethics, the Crime Prevention Model, and the Anti-Corruption Policy. These initiatives are designed to promote compliance with legal and ethical standards among employees, suppliers, and partners. Key actions taken: • Code of Business Ethics: Ferrovial updated in 2025 its Code of Business Ethics to provide clear guidelines on ethical behavior, emphasizing the prohibition of committing corruption and bribery. This Code applies to employees and stakeholders globally. • Anti-Corruption Policy: Ferrovial's Anti-Corruption Policy outlines the Company's zero-tolerance stance on corruption and bribery. It requires regular training for employees to recognize and avoid corrupt practices. • Ethics Channel: The Company maintains an Ethics Channel, a confidential system that allows employees and stakeholders to report any unethical behavior or violation of the Business Ethics Code, with anonymous reporting, if desired, and upholding zero tolerance for retaliation. Ferrovial plans to continue enhancing its compliance framework by: • Regular training: Implementing ongoing training programs to educate employees and partners on anti-corruption policies and ethical standards. • Monitoring: Conducting regular audits and assessments to ensure compliance with policies and identify areas for improvement. • Policy updates: Continuously reviewing and updating policies to align with evolving legal requirements and best practices.. • Continuing with the due diligence process and monitoring of third parties • A Responsibilities Clause has been included in all compliance policies, indicating the respective responsibilities of the Company’s three lines of defense: the business units, Compliance and Internal Audit. Scope of action: These actions cover all Ferrovial operations, including its upstream and downstream value chains, across all geographies where the Company operates. The initiatives are designed to include all stakeholders, including employees, suppliers, partners, and customers. In cases where violations occur, Ferrovial is committed to taking appropriate remedial actions, which may include disciplinary measures, training, policy revisions, and cooperation with authorities to address and rectify any damage caused by unethical conduct. Progress from previous periods: Building on previous efforts, Ferrovial strengthened its Compliance Program by updating key policies and enhancing reporting mechanisms. The Company also increased its engagement with stakeholders to further promote a culture of integrity and transparency. G1-4: CONFIRMED INCIDENTS OF CORRUPTION OR BRIBERY Ferrovial did not receive any convictions or fines related to violations of anti-corruption and anti-bribery laws in either 2024 or 2025. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_173

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Entity-Specific

CYBERSECURITY AND DATA PROCESSING

SBM-3 - MATERIAL IMPACTS, RISKS, AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL

Entity-specific	Stage*	Description	Likelihood of occurrence	Time horizon
Cybersecurity				
(+) Impact	OP, Pt	Prevention and/or mitigation of incidents that could affect the integrity of the infrastructure managed by the Company, as well as the integrity and privacy of individuals, and/or the environment.	Current	S
(+) Impact	VC	Improvement of the cybersecurity culture among the Company's stakeholders.	Current	S
(-) Impact	VC	Occurrence of incidents that could impact on the integrity of the infrastructure managed by the Company, the integrity and privacy of individuals, and/or the environment.	Current	S
Risk	VC	Sophisticated cyberattacks that impact on the Company's operations, productivity, information, intellectual property, or image/reputation, as well as the integrity of individuals.		S
Risk	VC	Severe fines and penalties for breaches of regulations and enforcement control frameworks.		S
Opportunity	VC	Security as as a driver of business, reinforcing the company's competitive edge through advanced security practices and high levels of compliance.		S
Opportunity	VC	Improvement of corporate governance and trust in the Company.		S

** OP: Own operations; VC: Value chain; Pu: Purchases; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long term.*

MDR-P: POLICIES

Ferrovial has a Corporate Cybersecurity Policy in place approved by the CEO in 2022.The policy applies to all divisions and subsidiaries and can be consulted on the Company's website. Its principles and objectives are aligned with the business strategy. It is implemented by means of Security Policies that encompass organization, people, processes, and technologies, formalized in a set of Security Principles based on best industry practices, notably the NIST CSF and the ISO 27001 standard, under which Ferrovial has been certified since 2012).

Policy	Cybersecurity Policy
Description	This policy defines the principles and guidelines for safeguarding Ferrovial's information, systems, and operations against cyber threats, ensuring the confidentiality, integrity, and availability of digital assets. It supports the organization's commitment to business continuity and secure data management.
Objective	The policy aims to: • Ensure a digital and technological environment with the necessary level of security. • Guarantee legal, regulatory, and contractual compliance. • Ensure operational resilience against cyberattacks. • Foster a culture of awareness and responsibility in cybersecurity among employees, suppliers, and partners.
Associated material impacts, risks, and opportunities	• Material impacts: Potential financial losses, reputational damage, legal, regulatory, and contractual non-compliance, and disruptions due to cyber incidents. • Risks: Sophisticated cyberattacks that affect operations, productivity, information, intellectual property, or the Company's image/reputation, as well as the integrity of individuals. Severe fines and penalties for non-compliance with regulations and enforcement control frameworks. • Opportunities: Building stakeholder trust through robust cybersecurity practices, leveraging innovation for competitive advantage, and compliance with global regulatory standards to strengthen market positioning.
Follow-up and remediation process	Ferrovial ensures the implementation and compliance of the Cybersecurity Policy through regular reviews of risks and controls covering all business units and participated assets. This information is reported periodically to the Company's governing bodies that oversee the status of cybersecurity.
Scope of the policy	
Affected stakeholders	All Ferrovial employees, suppliers, and customers with access to Company systems or data.
Geographic areas	Global
Value chain application	The policy extends across the entire value chain, including suppliers and customers, ensuring secure practices in all business interactions. Cybersecurity is a practice that supports digital assets that ultimately support business activities.
Exclusions from the application	There are currently no exclusions; the policy applies to all areas of activity, geographies, and stakeholders globally.

174_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Policy approval flow Responsible party Chief Executive Officer (CEO) - responsible for approving and implementing the policy Other issues to report (if applicable) Consistency with third-party instruments or standards The policy complies with: • International standards, including ISO 27001 • European regulations such as the GDPR • The Spanish National Security Scheme (ENS) • Ferrovial's Corporate Responsibility and Sustainability Policies Stakeholder engagement The policy incorporates feedback from key stakeholders to effectively address cybersecurity issues and ensure secure collaboration across the organization. How it is made available This policy is available on Ferrovial's website (ferrovial.com) and on the intranet. Significant policy changes N/A - no changes have been made. "Associated material impacts, risks, and opportunities" is a concept related to ESRS and double materiality. It is NOT related to the materiality of cyber incidents considered by the SEC. MDR-A: ACTIONS THE THREAT DETECTION, CORRELATION, AND CYBERINTELLIGENCE MODEL The Company has SOC (Security Operations Center) capabilities to protect its data centers, perimeters, endpoints, and cloud environments. This service responds to alerts generated by SIEM (Security Information and Event Management) tools and detects events in accordance with use cases defined by Ferrovial's Cybersecurity Department. There is currently a SOAR (Security Orchestration Automation and Response) platform that enables the coordinated integration and operation of various prevention and protection tools, facilitating automated detection and response, as well as the orchestration of activities for the containment, resolution, and neutralization of threats. The organization integrates advanced cybersecurity capabilities for the protection against threats and the detection of information-related compromises, such as unauthorized access, anomalous transmission of large volumes of data, and exfiltration, whether through physical storage or cloud services. Cyber intelligence capabilities expand threat detection processes and enhance response capabilities by identifying Indicators of Compromise (IoCs) and Tactics, Techniques, and Procedures (TTPs) used by cyber-offenders to carry out their attacks. Threat hunting exercises are also run to identify potential compromises that have not been previously detected. Finally, the Company exchanges information on threats and manages incidents in coordination with national and international cybersecurity agencies when appropriate. RESPONSE TO CYBERATTACKS The Company has a CSIRT (Computer Security Incident Response Team) that responds to events detected by the SOC (Security Operations Center) that may become security incidents. This team has DFIR (Digital Forensics and Incident Response) capabilities to analyze, contain, mitigate, and prevent such events. The periodic identification of IoCs (Indicators of Compromise) and TTPs (Tactics, Techniques, and Procedures) are key to improving protection and detection mechanisms and the SOC's response, both manual and automated. Likewise, Ferrovial has cybersecurity posture tools that enable real-time assessment of compliance with specific security parameters and controls, of the managed IT infrastructure (in data centers and cloud environments) and of endpoints. This provides a comprehensive overview of the risks and controls related to security recommendations issued by manufacturers, market standards, and security frameworks, as well as enabling the development of action plans to improve posture. The capabilities and processes described above are driven by generative artificial intelligence, both for optimization purposes and to counteract new techniques applied by cyber-offenders who also rely on these technologies. Ferrovial has an incident response protocol based on best market practices (INCIBE-CERT Guide, ISO/IEC 27035, and NIST). In addition, a global procedure has been implemented for the identification and reporting of material cyber incidents to regulatory bodies (SEC, national and international cybersecurity agencies, AEPD, among others). Communication with regulators, authorities, customers, and other stakeholders, through mechanisms within specific time frames, is one of the key elements for Ferrovial to ensure transparency and due diligence. Detection and response capabilities are systematically evaluated through Breach & Attack and Pentesting simulations, using commercially available technologies (Cymulate and Pentera, respectively). It is important to note that, during 2025, there were no material cybersecurity breaches in Ferrovial's information systems. Approximately 3.165 incidents were handled by the CSIRT and Ferrovial’s Cybersecurity team. RESILIENCE AND CYBER-RESILIENCE The Company established Contingency and Recovery Plans to respond to and recover from disruptive events, when required. Ferrovial is currently invested in the evolution of the Continuity model, with the aim of adopting a more global approach to standardize practices across all of the Company's business divisions. These Contingency Plans cover crisis scenarios triggered by cyber threats. There is a Cyber Crisis Committee responsible for managing this type of incident. Likewise, Ferrovial has a procedure in place for reporting incidents to regulators and other stakeholders within this area. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_175

Ferrovial, aware of the importance of resilience in its supply chain, incorporates the verification of contingency and recovery plans into the Vendor Risk Management (VRM) process, in the context of the service provided to the Company. The business continuity model establishes the need to conduct regular testing of the plans, which is why Table-Top and Disaster Recovery Plan tests have been carried out throughout the year. The results have been positive overall, and opportunities for improvement have been identified, currently being implemented. The Company maintains a cyber insurance policy, having expanded the limits and types of coverage for disruptive events and cyber incidents that may occur in the context of the activities carried out by Ferrovial, its business units, and subsidiaries; these include financial coverage, incident response, and legal advice. It should be noted that in 2025 it was not necessary to activate this policy, as no material cyber incidents have taken place. THIRD-PARTY RISK MANAGEMENT Ferrovial’s Vendor Risk Management (VRM) program defines the security requirements third parties must meet, depending on the type of service they provide to the Company and the level of access they have to its information and digital assets. In 2025, the supplier onboarding process has been automated and systematized, and the monitoring of suppliers that provide recurring services to Ferrovial is currently undergoing automation and systematization processes. The VRM process assesses the accreditations, certifications, qualifications, and evidence that attest to the level of security compliance of the relevant product or service provided by the vendor, as well as the level of security maturity the vendor can prove. If material risks are identified during the review processes, appropriate measures are taken, including contract termination. Third-party risk management ensures that cyber incidents that may affect Ferrovial are reported in a timely manner, and that response and recovery plans are in place should they be necessary. EXTERNAL VERIFICATION AND VULNERABILITY ANALYSIS As part of Ferrovial's continuous improvement process, it is essential to carry out both internal and external audits to identify vulnerabilities and areas for improvement, the implementation of which will strengthen cybersecurity and contribute to the mitigation of risks. The following are the reviews and audits being carried out on a recurring basis within the organization: • Internal and third-party audits based on the ISO 27001 certification. • Integrated SOX audits: – ITGC controls. – Cybersecurity model controls. • External audit by SWIFT (Society for Worldwide Interbank Financial Telecommunication). • Audits carried out by Internal Audit (third line of defense) in accordance with their annual plan (two or three annual audits). • Questionnaires, security approvals required by Ferrovial’s clients. • Dow Jones Best-in-Class Index. • ESG Sustainability Report (double materiality). • Ad hoc security reviews according to annual planning. • Breach & attack, and recurring pentesting based on Cymulate and Pentera tools, according to annual planning. • Threat Hunting & Compromise Assessment reviews to identify potential compromises/breaches not detected by monitoring systems • Vulnerability review in data centers, endpoints, perimeters, and cloud environments, as well as in industrial environments. • Review of vulnerabilities in source code. • Review of Ferrovial's cybersecurity rating through BitSight. • Vendor security risk reviews (Vendor Risk Management). • Crisis simulations (tabletop exercises). • Posture management provided by cybersecurity tools (Microsoft Compliance and Wiz). The Cybersecurity Department consolidates, assigns, plans, and supervises the implementation of the different action plans arising from the assessments, reviews, and audits carried out. The management review process is formally conducted on a yearly basis, one of its purposes being the review of the achievement level corresponding to planned cybersecurity actions. This process is supervised by the Global CISO, taking into account a number of data, such as KGIs and KPIs, the results of audit and review processes, and the monitoring of risk treatment plans. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 176_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

MDR-T: TARGETS

The objectives defined in the Corporate Cybersecurity Policy are measured using Key Goal Indicators (KGIs) defined in the Information Security Management System (ISMS), which is based on the ISO 27001 standard, audited on an annual basis by BSI. This allows for monitoring the effectiveness of the Policy's implementation. The indicators are based on measurements of organizational, technological, and process capabilities related to cybersecurity, associated with each of the Strategic Objectives established in the Policy.

Some of the main targets are aimed at:

- Ensuring a digital and technological environment with the necessary level of security.
- Guaranteeing legal, regulatory, and contractual compliance.
- Properly managing security incidents and building resilience to them.
- Promoting an appropriate security culture.
- Harmonizing security across different business units and subsidiaries.
- Facilitating digitization, innovation, and the adoption of new technologies to support the business.
- Facilitating business opportunities and bidding processes.
- Establishing strategic partnerships in the area of security.
- Fostering a culture of awareness and responsibility in cybersecurity among employees, suppliers, and partners.

MDR-M: METRICS

100% of security incidents successfully managed	193,592 phishing simulation emails received by employees annually	11,431 unique users included in phishing simulations annually
61,538 phishing emails blocked per month by the company's systems	14,991 attempts to access corporate resources blocked (malicious/untrustworthy source) per month	9.3 ransomware attacks detected and automatically blocked per month

Security incidents

In 2025, 100% of security incidents were successfully managed. The objective of this indicator is to verify that the security incidents occurring at Ferrovial are managed in the best possible way to mitigate their potential impact. Only those incidents managed by the Cybersecurity Department are included in this review, covering all business divisions using Corporate Digital Products and Services. The measurement criterion is the ratio of incidents properly managed versus the total number of incidents registered in the reference period, based on response time, actions taken, follow-up and evidence gathering, resolution, root cause analysis proportionate to the incident type and lessons learned. The provided data corresponds to the annual average, calculated from all monthly measurements collected during the year from January 2025 to December 2025. This control forms part of the SOX Cybersecurity framework, and is reviewed by the external auditor PwC.

Phishing simulation emails received by employees

In 2025, employees received a total of 193,592 phishing simulation emails, as part of regular and systematic training aimed at strengthening users' ability to identify potential threats. This metric is based on the number of emails issued through the awareness platform during simulated phishing campaigns, limited to users managed by the Corporate Cybersecurity Department, covering from January to December 2025. The KPI is integrated into the Information Security Management System (ISMS) and is audited externally by BSI under ISO 27001 certification, ensuring the robustness and traceability of the process.

Users included in phishing simulations

Throughout 2025, 11,431 unique users participated in phishing simulations. The indicator reflects the number of unique users registered on the awareness platform and involved in phishing simulations. It applies exclusively to users managed by the Corporate Cybersecurity Department and uses the number of unique users registered on the KnowBe4 platform. This KPI forms part in the ISMS, and undergoes external audit (BSI) required for ISO 27001 certification.

Blocked phishing emails

The company's systems blocked an average of 61,538 phishing emails per month, across 2025, demonstrating the effectiveness and quality of the filtering capabilities of the MS Defender platform. The metric is calculated based on the total number of phishing, malware, impersonation-blocked emails and policy-blocked messages, excluding spam. It applies only to users under the Corporate Cybersecurity Department, and reflects an annual average of monthly measurements collected between January and December 2025. The KPI is incorporated into the Information Security Management System (ISMS) and is subject to external audit by BSI under ISO 27001 certification, ensuring rigorous oversight and verification.

Blocked attempts to access corporate resources

In 2025, the company blocked an average of 14,991 attempts per month to access corporate resources from malicious or untrustworthy sources, demonstrating the effectiveness and quality of the communications filtering performed by the MS Defender platform. This indicator is based on the number of malicious domains, IPs and URLs blocked, and covers users managed by the Corporate Cybersecurity Department, following the annual average calculated from all monthly measurements collected between January and December 2025. The KPI forms part of the Information Security Management System (ISMS) and is audited externally by BSI under ISO 27001 certification, ensuring rigorous oversight and verification.

Ransomware attacks detected and automatically blocked

In 2025, an annual average of 9.3 ransomware attacks were detected and automatically blocked per month. This indicator measures the effectiveness of detection and protection capabilities against ransomware, after the (manual) exclusion of potential false positive and covers only users managed by the Corporate Cybersecurity Department, using the measurement criterion of Microsoft Defender (XDR), after manually filtering potential false positives. This KPI is included in the ISMS, and subject to external audit (BSI) required for ISO 27001 certification.

INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_177

INNOVATION, DIGITALIZATION AND TECHNOLOGY APPLIED TO BUSINESS SBM-3 - MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL The rapid evolution of digital technologies generates material impacts that transform Ferrovial's business model, creating both risks and strategic opportunities. Cross-cutting digitalization and the accelerated adoption of emerging technologies improve efficiency, competitiveness and operational resilience, but also increase exposure to cyber threats, privacy risks, technological obsolescence and regulatory pressure. These factors require ongoing investment in digital capabilities and strong governance to ensure the sustainability of changes. The ReadIT 2027 strategy is implemented as a response to this environment by integrating innovation, resilience and value creation within a framework directly applied to business targets. The most relevant impacts include the transformation of processes and platforms, migration to the cloud and the adoption of artificial intelligence, reducing timelines, optimizing costs and enabling new data-based business models. However, these advances come with critical risks: cybersecurity vulnerabilities that can compromise assets and reputation, potential regulatory non-compliance in increasingly demanding environments, and cultural reluctance that limits adoption and reduces returns on investment (ROI). In the face of these risks, material opportunities emerge, strengthening Ferrovial's competitive position: the automation of tasks and workflows, the creation of scalable digital products, collaboration with startups in the fields of robotics, digital twins and virtual reality, as well as the exploitation of advanced analytics for data-driven decisions. The interaction between these elements is structured through initiatives ensuring operational resilience –such as the improvement of cybersecurity posture, obsolescence monitoring and the automation of SOX controls– while promoting open innovation and technological experimentation in real use cases. Additionally, the investment in artificial intelligence initiatives and the associated governance framework reflects Ferrovial's commitment to a sustainable and structured integration of AI into processes and platforms, reducing risks associated with accelerated adoption and ensuring positive long-term impacts. This strategy not only mitigates threats but also turns digital transformation into a driver of efficiency, competitiveness and diversification, aligning each initiative with the corporate objectives and targets defined for 2027. Ferrovial assumes that technological innovation must come with responsibility, transparency and alignment with corporate values. For this reason, it has defined a governance and ethical principles framework that guides the development and application of AI solutions in all business areas. This framework is built around five core pillars: 1. Transparency and explainability Each model must be understandable and auditable, ensuring that automated decisions can be explained to internal teams and stakeholders. This aspect reinforces trust and accountability. 2. Human supervision in critical decisions The "human in the loop" principle is applied to ensure that AI acts as a support tool, not a substitute for professional judgment, especially in sensitive processes. 3. Data protection and privacy All solutions comply with the GDPR and applicable regulations, incorporating anonymization and encryption techniques to safeguard customer, employee and partner information. 4. Equity and Bias Mitigation Continuous validation processes are established to detect and correct biases in data and algorithms, avoiding discriminatory impacts and ensuring fair results. 5. Sustainability and ESG alignment AI is assessed not only for its economic impact, but also for its contribution to sustainability and social responsibility targets, in line with Ferrovial's ESG commitments. To facilitate safe adoption, the Company has developed internal manuals and training programs that include practical recommendations for the use of tools such as Microsoft Copilot and other generative solutions. These resources are available on the AI portal in MyForum, which centralizes documents, use cases, and communities of practice to drive a culture of digital accountability. Ferrovial also set up review committees and ethical impact metrics that oversee the consistency between technological innovation and corporate values. This approach is complemented by the observation of international regulatory frameworks, such as the European AI Regulation, to anticipate requirements and ensure regulatory compliance. In short, AI is not only conceived as an engine of efficiency and competitiveness, but also as a catalyst for trust, sustainability and social value, ensuring that each technological advance reinforces corporate reputation and purpose. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 178_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Entity-specific	Stage*	Description	Likelihood of occurrence	Time horizon
Innovation, digitalization and technologies applied to the activity				
(+) Impact	OP, Pt	Promotion of an innovative and digital culture that fosters the Group's continuous improvement and generates a friendlier work environment.	Current	S
(+) Impact	OP, Pt	Promotion of innovation and digitalization to improve safety in projects, reducing accidents and risks for workers.	Current	S
(+) Impact	OP, Pt	Generation of innovation in society through the creation of research centers by means of the development of collaborations and alliances.	Current	S
(+) Impact	OP, Pt	Improvement in the environmental impact of of the company's projects (energy efficiency, emission reduction, etc.) as a result of the implementation of new technologies in the product process and digital management tools that help quantify their impact.	Current	S
(-) Impact	OP, Pt	Issues related to the maintenance and replacement of machinery adapted to new technologies.	Current	S
(-) Impact	OP	Impact on employee roles and career progression in the context of evolving digital transformation competencies and requirements.	Current	S
(-) Impact	OP	Workforce displacement and role transformation resulting from automation and adoption of new technologies.	Current	S
Risk	OP, Pt	Vulnerability in operations due to service discontinuations resulting from exposure to natural disasters.		S
Risk	OP, Pt	Potential fines and loss of reputation due to regulatory non-compliance in AI matters.		M
Opportunity	OP, Pt	Implementation of new technologies that generate a more resilient asset portfolio.		M
Opportunity	OP, Pt	Identification of new businesses based on the evaluation of new low-emission technologies (photovoltaic plants, nuclear SMRs, offshore wind energy, etc.).		M

** OP: Own operations; VC: Value Chain; Pu: Purchases; C: Customers; Pt: Partners; S: Short term; M: Medium term; L: Long term.*

MDR-P: POLICIES

Ferrovial manages innovation programs and initiatives through a structured, cross-cutting policy aligned with the Company's vision of the future. This policy, led by senior management, extends across all areas and employees at Ferrovial, and is implemented by a specialized team that manages key areas such as open innovation, growth, asset management, sustainability and the development of new business models. Each of these areas is organized into cross-cutting programs and overseen by project managers.

Ferrovial's Innovation Policy positions innovation as a core driver for anticipating and leading the transformation of the sector, while generating sustainable and differentiated value for both the Company and society as a whole. The policy is grounded in principles such as a transformative mindset, integration of digital capabilities and advanced technologies, open collaboration with internal and external players, operational excellence, and a strong focus on sustainability and social commitment. It also ensures that innovation practices evolve in alignment with emerging regulatory frameworks such as the EU AI Act, incorporating responsible design principles and internal guidance to support the ethical, safe and compliant development of advanced technologies.

The Innovation Policy is currently cross-functional and applies across all of Ferrovial's business lines. Ferrovial has formalized a global Innovation Policy that reflects all the efforts already underway in the field of innovation, and which is periodically reviewed to ensure alignment with environmental challenges and trends in the sector.

The **Innovation Policy** is designed to:

- Promote the identification and development of innovation opportunities in all areas of Ferrovial, anticipating trends and challenges within the sector.
- Deploy new products, operations, and technologies that increase productivity, strengthen resilience, and generate sustainable competitive advantages.
- Promote innovation models that integrate sustainability, social responsibility and economic viability criteria, ensuring a positive impact on the environment.
- Promote a culture of innovation grounded in the principles of collaboration, continuous learning and recognition, empowering talent and adapting to change.
- Rigorously evaluate the impact of initiatives, ensuring their tangible contribution to strategic targets and the value generated for business units.

Ferrovial's innovation ecosystem is open and collaborative, based on co-creation and the pursuit of synergies across the global ecosystem. Priority is given to the continuous improvement of processes and integration of platforms, ensuring alignment with corporate standards and optimization of resources.

Ferrovial fosters the development of digital skills and the use of advanced tools, promoting a culture of continuous learning and adaptability to change. Innovation is focused on generating a positive impact on society and the environment, integrating sustainability, safety, ethics and compliance criteria across all initiatives.

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_179

The Innovation Policy is rigorously and regularly evaluated, reflecting Ferrovial's commitment to anticipating trends, diversifying and adapting the business model sustainably. MDR-A: ACTIONS Ferrovial is undergoing a significant digital transformation aimed at enhancing its competitiveness and evolving its businesses and operations. The Company seeks to position itself as a benchmark in the use of data, technology and innovation, and to this end has defined its mission and targets through the ReadIT 2027 program, which serves as the strategic framework for digitalization and technological modernization. The ReadIT 2027 strategy is structured around four core pillars that guide all transformation initiatives: • Innovation Levers: This pillar fosters the generation and adoption of new technologies, encourages open collaboration with external agents and promotes the development of innovative business models. The goal is to experiment with advanced solutions, activate growth opportunities, and consolidate asset management in an efficient and sustainable manner. • Areas of focus: This pillar brings together initiatives related to intelligent data management, automation and digitalization of processes, integration of technological platforms, development of digital skills in people and the creation of digital products and solutions based on artificial intelligence. The aim is to optimize decision-making, streamline workflows and enhance the organization's ability to adapt. • Fundamentals: This pillar guarantees sustainability and social commitment, reinforces operational resilience and ensures regulatory compliance. It includes responsible management of environmental, social and governance (ESG) aspects, protection against technological risks and continuous monitoring of obsolescence, ensuring a robust and future-ready business model. • Value Levers: This pillar focuses on maximizing efficiency, strengthening risk management, improving competitiveness and facilitating the transformation and diversification of the Company. The value generated translates into tangible results for the different business units, aligning the digital strategy with corporate objectives. Each of these pillars incorporates specific variables and key performance indicators (KPIs) with specific targets for 2027, enabling the monitoring of progress and the tangible impact of digital transformation in areas such as the adoption of data platforms, process automation, digital training, efficient asset management, sustainability and operational resilience. The ReadIT 2027 program is designed to strengthen Ferrovial's core business, focusing on automation, efficiency, competitiveness, agility and data monetization, while fostering a digital business culture. To ensure the effectiveness of these initiatives, Ferrovial implemented monitoring and control mechanisms that allow the progress and impact of the strategy to be evaluated. These mechanisms include: • The use of key performance indicators (KPIs) to track the degree of progress in each of the strategic pillars and to ensure compliance with the targets defined for 2027. • Data management and protection and cybersecurity, supported by regulatory frameworks and specialized tools that ensure operational resilience and compliance with regulatory standards. • Technology governance, underpinned by standardized models that facilitate the integration and oversight of digital platforms and systems throughout the organization. • Training and digital skills development, through dedicated programs and learning pathways that promote the adoption of new technologies and the use of advanced tools such as AI and automation. • Sustainability impact (ESG) monitoring, ensuring that digital initiatives make a tangible contribution to environmental, social and governance targets, and that these are monitored in an automated and transparent manner. The strategy establishes quantifiable, time-bound targets linked to sustainability and operational excellence, including increased digitalization and automation, the deployment of scalable AI solutions, enhanced cybersecurity resilience, and the strengthening of the ESG strategy. These targets are monitored by KPIs aligned with the four strategic pillars and are continuously evaluated through regular reporting, AI-based process optimizations, risk tracking, and evolution of sustainability initiatives. Stakeholder engagement plays a critical role, encompassing collaboration across business units, partnerships with technology providers, engagement with regulatory bodies, and information loops with employees and industry experts. Future developments include ongoing performance monitoring, refinement of sustainability-focused initiatives, and greater stakeholder engagement to ensure alignment with evolving ESG and digital transformation expectations. This structured approach ensures that ReadIT 2027 aligns with Ferrovial's broader corporate sustainability and business resilience targets while remaining adaptable to new challenges and opportunities. The program is built around value levers, from which the necessary capabilities are extracted to digitize the business and the Company as a whole. During 2025, Ferrovial advanced the ReadIT 2027 strategy through a focused set of research and development initiatives aimed at strengthening the Company’s digital foundations and accelerating the transformation of its infrastructure and mobility businesses. These efforts continued to evolve across three strategic pillars—Innovation Levers, Focus Areas, and Fundamentals—each contributing to a more efficient, data-driven and resilient operating model. Under the Innovation Levers pillar, Ferrovial expanded its capacity to validate emerging technologies in realistic operational environments. The Company strengthened the capabilities of Ferrovial Lab, where multi-sensor edge architectures, real-time data-fusion engines, and cloud-to-edge connectivity models were tested to support next-generation Intelligent Transportation Systems (ITS) and automation use cases. This environment also enabled the integration of digital-twin representations, providing real-time visualization of detections and operational events. In parallel, Ferrovial advanced autonomous-construction technologies, where GPS-guided machine-control systems improved execution precision, enhanced safety conditions, and generated automated quality-assurance/quality-control (QA/QC) datasets. The Company also progressed its long-standing research collaboration with the Massachusetts Institute of Technology (MIT), particularly in predictive geotechnical modelling and advanced soil-monitoring technologies, reinforcing Ferrovial’s capabilities in climate-resilient infrastructure design. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 180_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Within the Focus Areas pillar, Ferrovial continued building an integrated digital ecosystem that supports automation, analytical rigor and operational consistency. The Company made progress in the expansion of global platforms for transactional processes and the industrialization of cloud-based computer-vision systems, which enhanced automated incident detection, operational monitoring and safety analytics across several business units. Data-driven engineering also advanced through the evolution of the Smart Tunnels environment, which consolidated geotechnical models, machine telemetry, and historical production records into a unified analytical layer supporting more effective execution control and more accurate bidding processes. Ferrovial further strengthened its data-governance frameworks, including the mapping of end-to-end financial and operational data flows in its concessions business, improving the reliability, consistency and auditability of Traffic & Revenue (T&R) reporting. The Fundamentals pillar focused on cybersecurity, regulatory compliance and sustainability-aligned innovation. In 2025, the Company enhanced its cybersecurity governance model to align with evolving international regulations, including the European Union NIS2 Directive (Network and Information Security Directive), U.S. Securities and Exchange Commission (SEC) rules on cyber governance and disclosure, and North American Electric Reliability Corporation Critical Infrastructure Protection (NERC CIP) standards. These updates strengthened business continuity capabilities, reinforced third-party risk management, and improved integration with the corporate Governance, Risk and Compliance (GRC) platform. Ferrovial also advanced data-protection efforts through comprehensive reviews of cross-border data flows, sensitive-data inventories, and alignment with applicable U.S. privacy requirements and international data-transfer frameworks. Sustainability-oriented innovation progressed through the development of carbon-capture research, particularly in membrane-based solutions applicable to industrial environments, and through the sensorization of asphalt plants to support efficiency improvements and emissions-reduction objectives. Across all pillars, Ferrovial continued to apply standardized technology-governance models, cybersecurity and data-management frameworks, and Key Transformation Indicators (KTIs) that monitor technology adoption and the impact of digital initiatives. Together, the Company’s 2025 R&D activities strengthened its technological foundations, enhanced operational resilience, and supported the development of innovative digital capabilities aligned with Ferrovial’s long-term competitiveness and sustainability commitments. Investment in innovation in 2025 Total investment (€) 77,625,328.99 % of investment directly towards ESG projects 33.70 Note: See note 3.2 of the Consolidated Annual Accounts for further information. MDR-T: TARGETS Ferrovial has defined a comprehensive approach to target management and performance measurement within the framework of the ReadIT27 program, aligning strategy with operational execution and impact monitoring. 1. Strategic KTIs and 2027 targets Ferrovial's strategy is structured around four core blocks or pillars, each supported by defined variables and technical indicators with specific targets for 2027. These blocks represent the strategic axes underpinning digital transformation and enable progress and performance to be monitored in key areas: • Innovation levers: They drive transformation and growth by fostering the exploration of new technologies and business models, while ensuring that innovation is transversal and relevant across all areas of the Company. • Areas of focus: They reinforce digitalization and operational excellence, promoting the efficient use of data, process automation, platform integration and the development of digital capabilities in the organization. • Fundamentals: They guarantee sustainability, resilience and regulatory compliance, integrating ESG criteria, cybersecurity and technological surveillance to protect and strengthen the business model. • Value levers: They translate value creation into efficiency, risk management, competitiveness and the ability to transform and diversify, aligning the results with Ferrovial's strategic targets. 2. Impact model for initiative programs In addition to the strategic KTIs, each program and initiative has its own impact model, that defines individual and specific targets, enabling the ongoing measurement and evaluation of progress and value creation. This model includes: • Definition of operational and impact KPIs at the program, workflow and initiative level, adapted to the nature and scope of each project. • Regular monitoring of results, enabling data-driven decision-making and identifying areas for improvement. • Continuous assessment of the impact on efficiency, resilience, sustainability, innovation and competitiveness, ensuring traceability and alignment with corporate targets. • Transparent communication of progress and results to key stakeholders, reinforcing the culture of measurement and continuous improvement. Through this approach, Ferrovial guarantees that both the strategic target and the specific targets corresponding to each program are clearly defined, measured and aligned with the transformation vision and the 2027 targets, ensuring the value creation and tangible impact in all areas of the Company. Confidentiality and disclosure limitations Certain detailed quantitative information regarding specific target levels, baseline values, intermediate milestones and methodologies has not been disclosed due to confidentiality and competitive sensitivity considerations, as such information forms part of Ferrovial’s internal strategic planning and execution processes. Nevertheless, Ferrovial confirms that all targets defined under the ReadIT27 framework are measurable, outcome-oriented and time-bound, are subject to regular monitoring through defined KPIs and governance mechanisms, and are aligned with the Company’s strategic objectives and 2027 transformation roadmap. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_181

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 182_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT En er gy e ffi cie nc y c on tr ac t M ad rid . S pa in .

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Annex: ESRS content index

IRO-2. DISCLOSURE REQUIREMENTS IN ESRS COVERED BY THE UNDERTAKING'S SUSTAINABILITY STATEMENT

Standard	Disclosure requirement	Page	Comment
ESRS 2	BP-1	77	
ESRS 2	BP-2	79	
ESRS 2	GOV-1	73	
ESRS 2	GOV-2	76	
ESRS 2	GOV-3	76	
ESRS 2	GOV-4	81	
ESRS 2	GOV-5	59	
ESRS 2	SBM-1	55	
ESRS 2	SBM-2	62	
ESRS 2	SBM-3	68	
ESRS 2	IRO-1	70	
ESRS 2	IRO-2	82, 183	
ESRS E1	SBM-3	95	
ESRS E1	GOV-3	76	
ESRS E1	IRO-1	70	
ESRS E1	E1-1	99	
ESRS E1	E1-2	100	
ESRS E1	E1-3	101	
ESRS E1	E1-4	101	
ESRS E1	E1-5	102	
ESRS E1	E1-6	103	
ESRS E1	E1-7	106	
ESRS E1	E1-8	107	
ESRS E1	E1-9		Phased-in
ESRS E2			Not material
ESRS E3	IRO-1	71	
ESRS E3	E3-1	108	
ESRS E3	E3-2	109	
ESRS E3	E3-3	110	
ESRS E3	E3-4	111	
ESRS E3	E3-5		Phased-in
ESRS E4	SBM-3	113	
ESRS E4	IRO-1	71	
ESRS E4	E4-1	114	
ESRS E4	E4-2	117	
ESRS E4	E4-3	118	
ESRS E4	E4-4	120	
ESRS E4	E4-5	122	
ESRS E4	E4-6		Phased-in
ESRS E5	IRO-1	72	
ESRS E5	E5-1	126	
ESRS E5	E5-2	127	
ESRS E5	E5-3	128	
ESRS E5	E5-4	129	
ESRS E5	E5-5	129	
ESRS E5	E5-6		Phased-in
ESRS S1	SBM-2	133	
ESRS S1	SBM-3	132	
ESRS S1	S1-1	133	
ESRS S1	S1-2	137	
ESRS S1	S1-3	138	
ESRS S1	S1-4	139	

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1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

ESRS S1	S1-5	141	
ESRS S1	S1-6	143	
ESRS S1	S1-7		Phased-in
ESRS S1	S1-8	145	
ESRS S1	S1-9	146	
ESRS S1	S1-10	147	
ESRS S1	S1-11		Phased-in
ESRS S1	S1-12	147	
ESRS S1	S1-13	148	Phased-in: information related to performance review
ESRS S1	S1-14	148	Phased-in: information related to non-employees
ESRS S1	S1-15		Phased-in
ESRS S1	S1-16	149	
ESRS S1	S1-17	149	
ESRS S2	SBM-2	151	
ESRS S2	SBM-3	150	
ESRS S2	S2-1	151	
ESRS S2	S2-2	154	
ESRS S2	S2-3	154	
ESRS S2	S2-4	155	
ESRS S2	S2-5	156	
ESRS S3	SBM-2	157	
ESRS S3	SBM-3	157	
ESRS S3	S3-1	157	
ESRS S3	S3-2	159	
ESRS S3	S3-3	160	
ESRS S3	S3-4	161	
ESRS S3	S3-5	164	
ESRS S4			Not material
ESRS G1	GOV-1	173	
ESRS G1	IRO-1	72	
ESRS G1	G1-1	166	
ESRS G1	G1-2	171	
ESRS G1	G1-3	173	
ESRS G1	G1-4	173	
ESRS G1	G1-5		Not material
ESRS G1	G1-6		Not material
ENTITY-SPECIFIC: CYBERSECURITY		174	
ENTITY-SPECIFIC: INNOVATION, DIGITALIZATION AND TECHNOLOGY APPLIED TO THE BUSINESS		178	

Standard	Disclosure requirement	Datapoint	Reference	Materiality	Page
ESRS 2	GOV-1	P.21 (d)	SFDR/BNCH	Material	73
ESRS 2	GOV-1	P.21 (e)	BNCH	Material	73
ESRS 2	GOV-4	P.30	SFDR	Material	81
ESRS 2	SBM-1	P.40 (d) i	SFDR/P3/BNCH	Material	55
ESRS E1	E1-1	P.14	LC	Material	99
ESRS E1	E1-1	P.16 (g)	P3/BNCH	Material	99
ESRS E1	E1-4	P.34	SFDR/P3/BNCH	Material	101
ESRS E1	E1-5	P.38	SFDR	Material	102
ESRS E1	E1-5	P.37	SFDR	Material	102
ESRS E1	E1-5	P. 40	SFDR	Material	102
ESRS E1	E1-5	P. 41	SFDR	Material	102
ESRS E1	E1-5	P. 42	SFDR	Material	102
ESRS E1	E1-5	P. 43	SFDR	Material	102

184_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

ESRS E1	E1-6	P.44	SFDR/P3/BNCH	Material	103
ESRS E1	E1-6	P.53	SFDR/P3/BNCH	Material	103
ESRS E1	E1-6	P.54	SFDR/P3/BNCH	Material	103
ESRS E1	E1-6	P.55	SFDR/P3/BNCH	Material	103
ESRS E1	E1-7	P.56	LC	Material	106
ESRS E1	E1-7	P.56	LC	Material	106
ESRS E1	E1-9	P.66 (a)/ P.66 (c)/ P.67 (c)	P3	Phased-in	
ESRS E1	E1-9	P.66/ P.69	BNCH	Phased-in	
ESRS E2	E2-4	P.28	SFDR	Not Material	
ESRS E3	E3-1	P.9	SFDR	Material	108
ESRS E3	E3-1	P.13	SFDR	Material	108
ESRS E3	E3-1	P.14	SFDR	Material	108
ESRS E3	E3-4	P.28 (c)	SFDR	Material	111
ESRS E3	E3-4	P.29	SFDR	Material	111
ESRS E4	E4 SBM-3	P.16 (a)	SFDR	Material	113
ESRS E4	E4 SBM-3	P.16 (b)	SFDR	Material	113
ESRS E4	E4 SBM-3	P.16 (c)	SFDR	Material	113
ESRS E4	E4-2	P.24 (b)	SFDR	Material	117
ESRS E4	E4-2	P.24 (c)	SFDR	Material	117
ESRS E5	E5-5	P.37 (d)	SFDR	Material	129
ESRS E5	E5-5	P.39	SFDR	Material	129
ESRS S1	S1 SBM-3	P.14 (f)	SFDR	Material	132
ESRS S1	S1 SBM-3	P.14 (g)	SFDR	Material	132
ESRS S1	S1-1	P.20	SFDR	Material	133
ESRS S1	S1-1	ILOC,P.21	P3	Material	133
ESRS S1	S1-1	P.22	SFDR	Material	133
ESRS S1	S1-1	P.23	SFDR	Material	133
ESRS S1	S1-3	P.32 (c)	SFDR	Material	138
ESRS S1	S1-14	P.88 (b) and (c)	SFDR/BNCH	Material	148
ESRS S1	S1-14	P.88 (e)	SFDR	Material	148
ESRS S1	S1-16	P.97 (a)	SFDR/BNCH	Material	149
ESRS S1	S1-16	P.97 (b)	SFDR	Material	149
ESRS S1	S1-17	P.103 (a)	SFDR	Material	149
ESRS S1	S1-17	P.104 (a)	SFDR/BNCH	Material	149
ESRS S2	S2 SBM-3	P.11 (b)	SFDR	Material	150
ESRS S2	S2-1	P.17	SFDR	Material	151
ESRS S2	S2-1	P.18	SFDR	Material	151
ESRS S2	S2-1	P.19	SFDR/BNCH	Material	151
ESRS S2	S2-4	P.36	SFDR	Material	155
ESRS S3	S3-1	P.16	SFDR	Material	157
ESRS S3	S3-1	P.17	SFDR/BNCH	Material	157
ESRS S3	S3-4	P.36	SFDR	Material	161
ESRS S4	S4-1	P.16	SFDR	Not Material	
ESRS S4	S4-1	P.17	SFDR/BNCH	Not Material	
ESRS S4	S4-4	P.35	SFDR	Not Material	
ESRS G1	G1-1	P.10 (b)	SFDR	Material	166
ESRS G1	G1-4	P.24 (a)	SFDR/BNCH	Material	173
ESRS G1	G1-4	P.24 (b)	SFDR	Material	173

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1. Ferrovial in 2 minutes | **2. Global Strategy and 2025 Performance** | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Annex: Spanish Law 11/2018

Requirements for Spanish Law 11/2018 on non-financial information and diversity and the European Union Regulation on the Taxonomy of Sustainable Activities

Taxonomy			
Scope		**Reporting framework**	**Reference**
Taxonomy		Proprietary methodology based on compliance with EU Regulation 2020/852.	83

General areas			
Scope		**Reporting framework**	**Reference**
Business Model	Description of the **business model:** • Business environment • Organization and structure • Markets in which it operates • Targets and strategies • Main factors and trends that may affect its future development • Main policies applied by the Group	ESRS 2, SBM-1 E1-2, E1-4 E3-1, E3-3 E4-2, E4-4 E5-1, E5-3 S1-1, S1-5 S2-1, S2-5 S3-3, S3-5 G1-1	55, 100, 101, 108,110, 117, 120, 126, 128, 133, 141, 151, 156, 160, 164, 166
Main risks and impacts identified	Internal Control and Risk Management System	ESRS 2 GOV-5	59
	Analysis of risks and impacts related to key issues	ESRS 2 IRO-1, SBM-3	70, 68

Environmental issues			
Scope		**Reporting framework**	**Reference**
Environmental management	**Current and foreseeable effects** of the Company's activities	ESRS 2 SBM-3	68
		ESRS 2 SBM-3	68
	Environmental **assessment or certification procedures**	E1-3, E3-2, E4-3, E5-2	101, 109, 118, 127
	Resources dedicated to environmental risk prevention	E1-3, E3-2, E4-3, E5-2	101, 109, 118, 127
	Application of the **precautionary principle**	E1-2 E3-1 E4-2 E5-1	100, 108, 117, 126
	Number of **provisions and guarantees** for environmental risks	E1-3 E1-2 E3-2 E4-3 E5-2	101, 100, 109, 118, 127. Consolidated Financial Statements. Note 6.5
Circular economy and waste prevention and management	Waste prevention, recycling, reuse, other forms of recovery and disposal **actions**	E5-2	127
Circular economy and waste prevention and management	**Actions** to combat food waste	Not applicable	Not applicable
Sustainable use of resources	Water **consumption** and water supply in accordance with local constraints	E3-4	111

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Sustainable use of resources Climate change	**Consumption** of raw materials and measures taken to improve the efficiency of their use	E5-4	129
	Direct and indirect energy **consumption**	E1-5	102
	Actions taken to improve energy efficiency	E1-3	101
	Use of renewable energies	E1-3	101
	Important **elements** of greenhouse gas emissions generated	E1-6	103
Climate change	**Actions** taken to adapt to the consequences of climate change	E1-3	101
	Voluntary reduction **targets**	E1-4	101
Biodiversity protection	**Actions** taken to preserve or restore biodiversity	E4-3	118
	Impacts caused by activities or operations in protected areas	ESRS 2 SBM 3	68

Social and personnel issues			
Scope		**Reporting framework**	**Reference**
Employment	Total **number** and distribution of employees by gender, age, country, and professional category	S1-6	143
	Total **number** and distribution of employment contract types	S1-6	143
	Average annual number of permanent, temporary and part-time contracts by gender, age and professional category	S1-6	143
	Number of dismissals by gender, age and professional category	S1-6	143
	Pay gap	S1-16	149
	Average **remuneration** by gender, age and professional category	Annex Law 11/2018	189
	Average **compensation** of Board Members by gender	Annex Law 11/2018	189
	Average executive **remuneration** by gender	Annex Law 11/2018	189
	Implementation of work disconnection **policies**	S1-1	133
	Employees with disabilities	S1-12	147
Work organization	**Organization of** working time	S1-1	133
	Number of hours of absenteeism	S1-14	148
	Actions aimed at facilitating the enjoyment of work-life balance and encouraging the co-responsible exercise of work-life balance by both parents	S1-4	139
Health and safety	Occupational health and safety **conditions**	S1-4	139
	Number of work-related accidents and occupational diseases by gender, frequency and severity rate by gender	S1-14	148
Social relations	**Organization of** social dialogue, including procedures for informing, consulting and negotiating with personnel	S1-2	137
	Percentage of employees covered by collective bargaining agreements, by country	S1-8	145
	Balance of collective bargaining agreements, particularly in the field of health and safety	S1-8	145
	Mechanisms and procedures in place to promote the involvement of employees in the management of the Company, in terms of information, consultation and participation	S1-1	137
Training	**Policies** implemented in the field of training	S1-1	133
	Total **number** of training hours by professional category	S1-13, Annex Law 11/2018	148, 191
Universal accessibility for people with disabilities		S1-4	139

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Equality	**Actions** taken to promote equal treatment and opportunities between women and men	S1-4	139
	Equality plans, actions adopted to promote employment, protocols against sexual and gender-based harassment, etc.	S1-1 S1-4	133, 139
	Policy against all types of discrimination and, where appropriate, diversity management	S1-1	133

Information on respect for human rights

Scope	Reporting framework	Reference
Implementation of human rights due diligence procedures	ESRS 2 GOV-4	81
Prevention of the risks of human rights violations and, where appropriate, **actions** to mitigate, manage and redress possible abuses committed	S1-4 S2-4 S3-4	139, 155, 161
Complaints of human rights violations	S1-17	149
Promotion and enforcement of the provisions of the ILO core conventions related to respect for freedom of association and the right to collective bargaining, the elimination of discrimination in respect of employment and occupation, the elimination of forced or compulsory labor, and the effective abolition of child labor	S1-1 S2-1	133, 151

Information related to the fight against corruption and bribery

Scope	Reporting framework	Reference
Actions taken to prevent corruption and bribery	G1-3	173
Actions to combat money laundering	G1-3	173
Contributions to foundations and non-profit organizations	Annex Law 11/2018	192

Information about the Company

Scope		Reporting framework	Reference
Company commitments to sustainable development	**Impact** of the Company's activities on employment and local development	ESRS 2 SBM-3, S3-4	68, 161
	Impact of the Company's activities on local populations and the territory	ESRS 2 SBM-3, S3-4	68, 161
	Relationships maintained with local communities	S3-2	159
	Stakeholders and the types of dialogue with them	ESRS 2 SBM-2	62
	Partnership or sponsorship **actions**	S3-4	161
Subcontracting and suppliers	**Inclusion of** social, gender equality and environmental issues in the Purchasing Policy	S2-1, G1-2	151, 171
	Considerations in relations with suppliers and subcontractors of their social and environmental responsibility	S2-2, S2-3 S2-4 G1-2	154, 154, 155, 171
	Monitoring and auditing **systems** and audit results	G1-2 S2-2, S2-3 S2-4	171, 154, 154, 155
Consumers	**Actions** for consumer health and safety		Not material
	Complaint **systems**		Not material
	Complaints received and resolution of complaints		Not material
Tax information	**Benefits** obtained on a country-by-country basis	Annex Law 11/2018	192
	Taxes on profits paid		
	Public **subsidies** received	Consolidated Financial Statements. Note 6.1	

188_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

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Average salaries and their evolution broken down by gender, age, and professional classification or equivalent value

RATIO OF WOMEN TO MEN BASE SALARY AND TOTAL REMUNERATION

2025 Gender pay gap (expressed in euros)

Data as of 12/31/2025:

Global gender pay gap	Gender	Median Salary	Average salary	% gender pay gap (median salary)	% gender pay gap (average salary)
2025	Women	€41,334	€51,135	2.30%	4.54%
	Men	€42,309	€53,568		
2024	Women	€38,853	€46,665	-1.83%	2.10%
	Men	€38,154	€47,666		
2023	Women	€36,438	€43,627	-12.73%	-0.65%
	Men	€32,323	€43,345		

The sum of the Base Salary and Salary Supplements (*) equals Salary. The formula used to calculate the Gender Pay Gap is (Men's Salary - Women's Salary) / Men's Salary.

With regard to the global gender pay gap, a shift in favor of men has been observed when comparing data from 2025 with that from 2024, in terms of the median and the average. This is due in part to the inclusion of the Executive Committee, and the divestment of subsidiaries in Chile during 2025, which resulted in a change in the workforce profile. The sample included in the analysis represents 96.40% of the total workforce at the end of the period and covers employees in the countries most relevant to the Company's activities – Canada, Chile, Germany, Poland, Spain, United Kingdom and United States. The remaining 3.60% of the workforce corresponds to countries where the activity is not as important or where the number of employees per country is not significant. Within the population considered for the median and the average salary, two individuals have not been classified as either female or male, since one of them identifies as non-binary and the other one has not disclosed their gender.

(*) Salary supplements are considered to be additional remuneration to the base salary that make up the salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (e.g., language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the actual variable remuneration was considered in 2025, unlike in 2024, when the target variable remuneration was taken into account.

Average salary (expressed in euros and annual salary) by professional category

Data as of 12/31/2025:

	Professional category	Gender	2024 Average salary	2025 Average salary
TOTAL WORKFORCE BY PROFESSIONAL CATEGORY	Managers and superiors (**)	Women	€84,285	€89,134
		Men	€95,962	€105,118
	Senior Professionals/Supervisors	Women	€57,701	€57,276
		Men	€67,327	€68,370
	Professionals	Women	€36,304	€39,132
		Men	€51,587	€51,883
	Admin Staff /Support	Women	€34,197	€34,116
		Men	€33,507	€33,825
	Blue Collars	Women	€28,153	€34,036
		Men	€33,920	€37,617

The sum of the Base Salary and Salary Supplements (*) equals Salary. The formula used to calculate the gender pay gap is (Men's salary - Women's salary) / Men's salary.

The sample included in the analysis represents 96.40% of the total workforce at the end of the period and covers employees in the countries most relevant to the Company's activities - Canada, Chile, Germany, Poland, Spain, United Kingdom and United States. The remaining 3.60% of the workforce corresponds to countries where the activity is not as important or where the number of employees per country is not significant. The increase in the average salary for women in the Blue Collar professional category in 2025 compared to 2024 is due to the sale of subsidiaries in Chile during 2025, where there was a significant number of women with an average salary below the global average salary for Blue Collar women.

(*) Salary supplements are considered to be additional remuneration to the base salary that make up the salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (e.g., language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the actual variable remuneration was considered in 2025, unlike in 2024, when the target variable remuneration was taken into account.

(**) This category includes: Ferrovial Executive Committee, BU Executive Committee and Corporate Director, Affiliate Executive Committee & Head of Department, Business Positions Leads, and Managers.

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2025 Average salary (expressed in euros and annual salary) by age group

Data as of 12/31/2025:

	Age group	Gender	2024 Average salary	2025 Average salary
TOTAL WORKFORCE BY AGE GROUP	0-30	Women	€33,865	€37,115
		Men	€37,890	€40,090
	30-49	Women	€48,768	€53,484
		Men	€48,664	€55,008
	>50	Women	€58,672	€64,061
		Men	€51,398	€58,938

The sum of the Base Salary and Salary Supplements (*) equals Salary. The formula used to calculate the gender pay gap is (Men's salary - Women's salary) / Men's salary.

The sample included in the analysis represents 96.40% of the total workforce at the end of the period and covers employees in the countries most relevant to the Company's activities, the Company's activities- Canada, Chile, Germany, Poland, Spain, United Kingdom and United States. The remaining 3.60% of the workforce corresponds to countries where the activity is not as important or where the number of employees per country is not significant.

(*) Salary supplements are considered to be additional remuneration to the base salary that make up the total salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (e.g., (language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the actual variable remuneration was considered in 2025 , whereas in 2024 the target variable remuneration was taken into account.

With regard to the average remuneration of the Directors in their capacity as such, the average total remuneration in 2025 was €200 thousand for men (€168 thousand in 2024) and €170 thousand for women (€139 thousand in 2024). This remuneration includes a fixed emolument (higher for the chairman and the vice-chairman); and fees for attendance at Board and Committee meetings, which are doubled for the chairmen of these bodies. For further detail, please refer to the Directors' Remuneration Policy.

The number of dismissals (involuntary leaves) in 2024 and 2025 were:

Leaves	2024						
	Involuntary						
	Men			Women			Total
	<30	30-50	>50	<30	30-50	>50	
Executive Committee	0	0	0	0	0	0	0
BU Executive Committee and Corporate Director	0	0	1	0	0	0	1
Affiliate Executive Committee & Head of Department	0	1	8	0	2	0	11
Business Positions Leads	0	0	9	0	0	0	9
Manager	1	21	27	0	6	4	59
Senior Professional / Supervisor	11	42	25	1	6	2	87
Professional	39	84	54	12	32	8	229
Administrative / Support Staff	27	41	9	32	32	15	156
Blue Collar	2,839	4,380	2,874	111	118	36	10,358
Subtotal by age	2,917	4,569	3,007	156	196	65	10,910
Subtotal by gender	10,493			417			
Total	10,910						

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Leaves	2025						
	Involuntary						
	Men			Women			Total
	<30	30-50	>50	<30	30-50	>50	
Executive Committee	0	0	0	0	0	0	0
BU Executive Committee and Corporate Director	0	1	1	0	0	0	2
Affiliate Executive Committee & Head of Department	0	2	6	0	0	0	8
Business Positions Leads	0	2	5	0	1	1	9
Manager	2	33	17	0	7	5	64
Senior Professional / Supervisor	8	36	15	1	9	7	76
Professional	28	59	39	12	25	10	173
Administrative / Support Staff	12	16	11	9	11	5	64
Blue Collar	218	674	382	6	27	7	1,314
Subtotal by age	268	823	476	28	80	35	1,710
Subtotal by gender			1,567			143	
Total						1,710	

Note: The significant decrease in involuntary leaves from 2024 to 2025 is primarily explained by the divestment of two subsidiaries in Chile.

Total number of training hours by professional category

	Executive Committee	BU Executive Committee and Corporate Director	Affiliate Executive Committee & Head of Department	Business Positions Leads	Manager	Senior /Professional/ Supervisor	Professional	Admin / support	Blue Collar	Total	Hours by employee
By category 2024	198	3,315	24,442	17,509	160,568	101,067	154,307	39,902	187,721	689,029	27
By category 2025	93	7,376	34,083	29,111	178,727	109,622	166,050	39,569	28,683	593,314	26

Note: The data on health and safety training hours has been included, estimating the breakdown by gender and professional category based on the distribution of the remaining training hours.Cybersecurity hours are not broken down by gender or category and they represent 1% of the total training hours, therefore, are not considered material and have been excluded from this report.

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Average number of employees by gender, type of contract and professional category

Category 2025	Permanent		Temporary		Total		Total 2025
	Men	Women	Men	Women	Men	Women	
Executive Committee	9.0	2.3	0.0	0.0	9.0	2.3	11.3
BU Executive Committee and Corporate Director	47.66	16.00	8.17	2.33	55.83	18.33	74.16
Affiliate Executive Committee & Head of Department	255.34	91.51	11.84	2.33	267.18	93.84	361.02
Business Position Leads	286.43	22.42	–	5.00	286.43	27.42	313.85
Manager	2,152.00	630.59	131.75	20.17	2,283.75	650.76	2,934.51
Senior Professional / Supervisor	1,486.52	744.41	43.68	17.25	1,530.20	761.66	2,291.86
Professional	2,330.94	1,296.51	348.84	245.50	2,679.78	1,542.01	4,221.79
Administrative / Support Staff	455.73	540.68	109.58	144.92	565.31	685.60	1,250.91
Blue Collar	8,002.42	381.75	1,696.85	62.16	9,699.27	443.91	10,143.18
TOTAL	**15,026.04**	**3,726.12**	**2,350.71**	**499.66**	**17,376.75**	**4,225.78**	**21,602.53**

Contributions to foundations and non-profit entities

	2023	2024	2025
Overall contribution (€)	€1,508,212	€1,617,763	€1,284,115

Note for more information see note 2.2. Other Operating expenses of the Consolidated Annual Accounts.

TAX MANAGEMENT

Total income tax paid in 2025 and 2024

The total income tax paid by the Group amounts to €136 million in 2024 and €176 million in 2025 (see section 5.3 Cash Flow of the Consolidated Annual Accounts for further information). The increase in corporate income tax in 2025 is primarily concentrated in Canada due to payments made by Ferrovial Construction and 407 ETR and partially offset by a reduction in payments in the UK resulting from the divestment of Heathrow.

Profits earned by the Group

According to the consolidated financial statements for the 2025 and 2024 financial years, the profit before income tax earned by the Group in each jurisdiction is as follows (for further information, please refer to the consolidated financial statements, section 2: Profit/(loss) for the years ended 31 December 2024, 2023 and 2022):

Jurisdiction [1]	Profit before income tax [2]	
	2024	2025
United States	364.49	342.50
United Kingdom	17.27	272.36
Canada	234.04	227.51
Poland	199.15	224.03
The Netherlands	2,596.91	-73.67
Australia	55.76	33.53
Spain	129.90	-4.26
Colombia	4.83	12.09
Turkey	17.31	12.75
Portugal	5.45	-7.99
India	3.57	18.99
Qatar	5.92	7.56
Slovakia	-22.24	-6.10
Chile	-4.47	0.51
France	2.87	2.97
Luxembourg	3.65	2.95
Puerto Rico	2.58	2.04
Peru	0.09	2.00
Ireland	4.40	0.44
Other Countries	-0.08	-0.23
TOTAL	**3,621.41**	**1,069.96**

192_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

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R I S K R E P O R T R I S K R E P O R T [ 1 9 8 ]

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Risk Report In an increasingly complex environment, effective risk management, integrated into corporate management and aligned with the company’s strategy, constitutes a key competitive advantage. Risk management is an essential pillar of business management practices, aimed at ensuring the achievement of strategic objectives. It is a shared responsibility among all Ferrovial members, from the Board of Directors to every employee. The Board of Directors has defined and adopted a Risk Control and Management Policy (hereinafter, “the Policy”), in line with COSO ERM and the 'Three Lines Model as international reference standards. Its purpose is to provide Ferrovial employees with a general framework for controlling and managing risks of any nature, including strategic, financial and sustainability reporting, operational and compliance risks, that they may face in fulfilling business objectives and Ferrovial’s overall strategy. It is reviewed at least once every three years; the latest update having taken place in 2025. The Policy is complemented by other corporate policies and internal regulations and is implemented through Ferrovial’s Risk Management Procedure (FRM), as well as procedures related to specific risk domains (risk areas or activities) aligned with COSO ERM global methodology. Regarding financial reporting risks, Ferrovial’s ICFR system is based on the model outlined by the Committee of Sponsoring Organizations of the Treadway Commission, known as the Internal Control Framework for Financial Reporting (ICFR), which incorporates requirements due to its Spanish, Dutch and Nasdaq listing and the provisions of the Sarbanes-Oxley Act (SOX). The main characteristics of the ICFR system are described in note 7.2 of the Consolidated Annual Accounts. With respect to sustainability reporting risks, Ferrovial follows the recommendations of the Task Force on Nature-related Financial Disclosures (TNFD) and the Task Force on Climate-Related Financial Disclosures (TCFD), which are included in this report and for which relevant information can be found, among others, in: • IRO-1: DESCRIPTION OF PROCESSES TO IDENTIFY AND ASSESS MATERIAL IMPACTS, RISKS, AND OPPORTUNITIES RELATED TO CLIMATE • SBM-3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL. Compliance risks are managed through the general framework of COSO ERM and are governed by the framework of the Compliance Policies of Ferrovial and are adapted, if necessary, to follow the applicable laws in each of the jurisdictions where Ferrovial performs its activities being particularly relevant the Dutch Penal Code, the Spanish Penal Code, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act . The Compliance Program is assessed annually under the supervision of the Corporate Compliance Department, the Corporate Tax Department and the Tax Compliance Committee and reported to the Audit and Control Committee and Board of Directors. More information to be found under section G1-1: Corporate Culture and Business Conduct Policies in the Statement of Consolidated non-financial and sustainability information. Operational risks are managed through the general framework of COSO ERM, and supervised by the Enterprise Risk Department as further detailed under the topic “Effective Risk Management: Ferrovial Risk Management (FRM)”. The Risk Management process, defined in the FRM Procedure, comprises identification, assessment, management, control, monitoring and reporting of risks within Ferrovial and will follow the following basic principles: • It must cover the possible risk factors that may be present in the pursuit of the strategic objectives. • It is integrated into Ferrovial´s processes, especially in those related to strategy and planning, or that have a higher impact in reaching strategic objectives. • The approach for the identification, management and control of risks is homogeneous and systematic across the Group and seeks the involvement in decision-making of the parties concerned. • It will focus not only on imminent risks but also on emerging ones. Ferrovial's understanding is that emerging risks are new or known risks that are changing or present themselves in a new form. These are difficult to quantify and to establish the probability of their materialization, with their impact being in the medium/long term. Additionally, they have the potential to have a significant impact on the business. • Reporting of the main risks that could affect the achievement of strategic objectives will be transparent and without delay, allowing the governing bodies of Ferrovial to act if needed. • Responsibilities will be shared in key processes to seek diversification of critical functions mitigating the risk of fraud and errors. • It will be performed pursuant to the applicable laws and regulations and in respect of the principles of behaviour included in the Code of Business Ethics. • Continuous improvement will be sought through periodic assessments of the FRM process, being verified both internally and externally. GOVERNANCE OF THE MODEL The Board of Directors is responsible for establishing the level of risk the Company is willing to assume in the course of its activities (Ferrovial’s risk appetite), as well as for designing, implementing, and maintaining appropriate internal risk management and control systems that enable the achievement of its strategic objectives. The Audit and Control Committee assists the Board of Directors in fulfilling its responsibilities. Among its functions is supervising and evaluating the effectiveness of Ferrovial Group’s risk management and control systems, which include strategic, financial and sustainability reporting, operational, and compliance risks. The Chief Executive Officer and members of the Management Committee are responsible for implementing the Policy throughout the Group. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 198_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Enterprise Risks, reports directly to the Audit and Control Committee of the Board of Directors. It is independent of business lines and is responsible for developing the risk management process (FRM). Additionally, it reports quarterly to the Management Committee, semi-annually to the Audit and Control Committee, and at least annually to the Board of Directors. Aligned with the 'Three Lines Model: • The first line includes all business managers, responsible for identifying and managing risks associated with achieving objectives in their area of activity. • The second line, composed of certain divisional and corporate departments, including Enterprise Risks, is responsible for establishing policies and strategies regarding their specific risks and overseeing them across the organization. • Internal Audit acts as an independent third line, providing assurance to senior management and the Audit and Control Committee on the proper functioning of the Risk Management and Control System. RISK APPETITE The Board of Directors sets the risk appetite Ferrovial is willing to assume in achieving its strategic objectives, including both qualitative statements of appetite and quantified tracking metrics. This process involves Senior Management, which, after analyzing potential impacts on the strategic plan, proposes revisions to existing metrics and the inclusion of new ones to facilitate organizational alignment. Risk appetite is a key element of risk management, forming part of the Policy, and was reassessed in 2025. Ferrovial has defined a risk appetite scale ranging from aversion to a high willingness to assume risk. For the main critical areas—Regulatory Compliance, Growth, Operational Performance, Financial Management, Environment, and Health & Safety—qualitative statements have been defined to reflect the level of risk accepted within the framework of strategic objectives. Additionally, specific metrics have been incorporated for the most relevant factors, allowing appetite to be quantified and monitored. Compliance with the approved appetite is monitored and periodically reported to the Audit and Control Committee, which in turn reports to the Board. The goal is to align the company using appetite as a management and decision-making tool. EFFECTIVE RISK MANAGEMENT: FERROVIAL RISK MANAGEMENT (FRM) The Risk Management process, defined in FRM, includes the identification, valuation, management, monitoring, control, and reporting of risks within the Ferrovial Group. Identification and assessment are carried out twice a year and involve all business divisions and geographic areas of the Ferrovial Group. The approach is bottom-up, starting at the project level and ascending through Ferrovial’s hierarchical structure via validation exercises up to the Management Committee. Using corporate scales, inherent risk—prior to specific control measures applied to mitigate risk—and residual risk—considering specific control measures—are assessed, analyzing in both cases the likelihood of occurrence and potential impact on the Ferrovial Group through two different dimensions: economic and reputational. The objective is to prioritize and allocate Ferrovial’s resources correctly, identifying risks with the greatest impact and deviation from the defined appetite. For all risks exceeding a certain threshold on the scale, the process requires action plan identification and implementation. Additionally, during 2025, a risk alert system was developed through Key Risk Indicators (KRIs) for all risks with critical or high impact. Enterprise Risks periodically monitors this information, reporting quarterly to the Management Committee and twice a year to the Audit and Control Committee. Furthermore, the identification and assessment of emerging risks are carried out annually and are a fundamental part of the function’s forward- looking vision. This process involves multidisciplinary teams within the Ferrovial Group and is complemented by information from external sources such as Gartner, World Economic Forum or the CRO Forum. The risk management process is periodically reviewed with the aim of continuous improvement. During 2025, Ferrovial launched a project to update the FRM model, including the implementation of a new GRC system, which will be operational in 2026 and will further develop the valuation, control, monitoring and management of Ferrovial’s risk system. Furthermore, the GRC will serve as a unified platform for other areas that manage or oversee specific risks; where applicable, these domains will be integrated with the FRM. These improvements fulfil the recommendations from the most recent reviews included in the latest internal audit and an external consulting exercise, both conducted in the past two years. Additionally, in collaboration with an external consultant and on an annual basis, a self-assessment and a benchmarking analysis with international sector companies are carried out. The Board of Directors and Audit and Control Committee perform an annual assessment of the effectiveness of the Risk and Control management systems included under the section 9. CORPORATE GOVERNANCE STATEMENT, STATEMENTS BY THE BOARD ON RISK MANAGEMENT of the Corporate Governance Report. In 2025 they relied on among others, the following resources: • Its own assessment of the information presented by the Ferrovial Group management, including a self-assessment of the risk management system. During 2025, the Audit and Control Committee reviewed Ferrovial’s risk map in May and its subsequent update in December. Additionally, it periodically receives information on the evolution of key risks and their mitigation plans. • Analysis provided by the Internal Audit department. • External audits regarding reporting risks for both financial and sustainability information. Ferrovial believes it has a strong risk management culture present across all its divisions, supported by various initiatives such as periodic risk training programs and the inclusion of specific risk management metrics within senior management’s financial incentives. The Board of Directors receives annual specialized and updated training aimed at strengthening, among other things, its risk oversight function. These training sessions, which address key topics such as cybersecurity and sustainability, aim to ensure that Board members have the appropriate knowledge, thereby fostering continuous improvement in decision-making processes and risk management. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_199

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MAIN RISKS

The chart shows the most relevant risk events that threaten the execution of Ferrovial's corporate strategy.


PEOPLE
SUSTAINABLE GROWTH
OPERATIONAL EXCELLENCE
INNOVATION
Ethics and integrity
Health and safety
Talent attraction and retention
Climate change
Availability of value-generating projects
Geopolitical instability
Design, construction, and operation of Projects
Regulatory complexity
Financial risks
Air travel sustainability risk
Cyberthreats
Disruptive technologies in mobility

Explanatory note: closer to the center point of the diagram indicates greater relative severity. Risk events that threaten several strategic priorities have been placed in the quadrant with the highest relative impact.

Strategic risks: risks related to the market and the environment in which each business operates.

Operational risks: risks associated with the bidding process, production, service provision and generation of revenues and costs incurred.

Financial risks: risks associated with changes in financial aggregates, access to financial markets, cash management, reliability of financial information and tax risks.

Compliance risks: risks related to compliance with applicable legislation, commitments to third parties and self-imposed obligations arising from the Code of Ethics and Business Conduct.

The most relevant risk events, their potential impact and the main control measures implemented to mitigate their impact and/or probability of occurrence are described below. In addition, the level of risk appetite that Ferrovial is willing to assume in accordance with the Risk Control and Management Policy is indicated for each of them.

Pursuant to Ferrovial's listing on Nasdaq, Ferrovial is also required to make public and file an annual report on Form 20-F, which includes a detailed description of the inherent risk factor that may affect Ferrovial, and which is available on Ferrovial's website www.ferrovial.com.

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Risk Event	Description	Potential Impact	Control Measures
Geopolitical instability  Medium Aversion High	In addition to the challenges arising from the conflicts in Ukraine and the Middle East, which may generate price volatility and/or the reemergence of global-scale bottlenecks, there is growing uncertainty regarding potential regulatory and trade changes driven by the United States. Such measures could impact both competitiveness and access to certain markets, increasing operational costs and the complexity of managing global projects.	• Margin reduction due to rising costs • Failure to meet client commitments • Failure to achieve growth targets	– Introduction of price review mechanisms in contracts – Negotiation of pre-contracts with suppliers and subcontractors – Early supply planning from the study and bidding phase – Monitoring market trends and supply planning – Hedging of materials and interest rates
Cyberthreats  Aversion Aversion High	Cyber threats represent a significant and sustained risk for organizations due to the increasing integration of digital products and services in hyperconnected environments. Armed conflicts that enable state-sponsored threats, the proliferation of organized crime, and the use of Artificial Intelligence (AI) as an amplifier of existing threats result in more successful and impactful attacks, such as supply chain attacks, asset disruption, phishing, digital identity theft, fraud, and more. Consequently, infrastructures may be vulnerable to these threats, potentially affecting the normal operation of assets, their ability to generate expected value, and the company's reputation.	• Degradation or inability to operate assets • Economic loss due to activity recovery costs • Penalties for regulatory and/or contractual breaches • Impact on the business plan, leading to a reduction in asset value • Damage to corporate reputation and competitive advantage, compromising potential business opportunities • Loss or theft of know-how and/or intellectual and industrial property • Data hijacking • Impact from fraud	– Global Security Model based on NIST CSF and ISO 27002, ISO 27001 certified (audited annually) – Security capabilities and controls periodically assessed to implement the security model – Global Cybersecurity Committee and Community as key drivers for deploying security capabilities – Insurance policies covering various types of cyber incidents – Formal collaboration agreements with National and International Cybersecurity Agencies – Advanced AI-powered capabilities for protection, detection, and response to threats
Availability of value-generating projects  High Aversion High	Large infrastructure development and operation projects in the transportation sector are exposed to a highly competitive market and subject to political decisions and social movements that may impact the availability of attractive projects for the company. All of this can affect Ferrovial's growth and its ability to achieve its strategic objectives.	• Reduction of value-generating business opportunities • Achievement of growth objectives • Margin reduction due to increased risk	– Analysis of new markets – Unsolicited infrastructure project proposals – Review of risk profile by project type
Health and Safety  Aversion Aversion High	Accidents may occur at the sites and facilities of our projects and infrastructure assets, which could seriously disrupt our operations and cause harm to our employees or customers. This, in turn, could have a material adverse effect on our business, financial position, operating results, and reputation.	• Physical harm to employees and third parties • Operational impacts due to disruption of operations • Civil/criminal liability • Damage to corporate reputation • Difficulty accessing financing and/or worsening of conditions	– Integration of occupational health and safety as a core company value – Implementation of a health, safety, and well-being strategy, with a stronger operational focus – Annual health, safety, and well-being plans – Active involvement of senior management in health, safety, and well-being matters – President's Health, Safety, and Well-being Awards – Deployment of health and safety prevention systems – Continuous employee training – Awareness and sensitization campaigns – Audit plan for management systems – Civil and professional liability coverage

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Risk Event	Description	Potential Impact	Control Measures
Talent retention and attraction  Medium Aversion High	The high demand for qualified professionals, combined with low unemployment rates in some of Ferrovial's target markets and the declining attractiveness of the construction sector for new professionals, increases the risk of attracting and retaining talent. This could affect our competitiveness and have an adverse effect on our business, financial position, and operating results.	• Loss of business opportunities due to lack of qualified personnel • Failure to meet client commitments (deadlines, quality, etc.) • Margin reduction due to increased costs	– Talent identification and development plan within the organization – Strengthen local talent attraction – Specific plans for key personnel – Promotion of diverse talent; equity and inclusion
Design, construction, and operation of Projects  Medium Aversion High	Ferrovial's strategy is focused on technically complex projects with long development periods, during which numerous risk factors may arise, sometimes difficult to foresee. These circumstances can lead to non-compliance in terms of quality, deadlines, or expected performance, resulting in disputes with clients, counterparties, or affecting the company's own interests. In addition, the growing activity in the U.S. legal environment—characterized by high litigation and complex regulation—may increase legal conflicts, costs, and reputational risk for the company.	• Margin reduction due to increased costs • Damage to corporate reputation • Increase in legal costs • Higher insurance premiums	– Review of risk profile by project type – Protective contractual clauses – Transfer of certain risks to the insurance market (Civil Liability, Property Damage, and Construction Insurance, among others)
Regulatory Complexity  Aversion Aversion High	Listing on new markets entails compliance with information and control requirements, the breach of which could result in sanctions from regulatory bodies, as well as a loss of confidence among investors, clients, and analysts.	• Loss of credibility with investors, clients, analysts, and rating agencies • Penalties for non-compliance with requirements	– Development of the internal control process over financial information in accordance with U.S. Sarbanes-Oxley (SOX) legislation – Communication campaign with stakeholders – Compliance program
Climate change  Medium Aversion High	Ferrovial is exposed to risks arising from climate change. On one hand, there are physical risks, such as extreme weather events, which can affect infrastructure. In addition, there are transition risks, as global trends aimed at reducing the causes and consequences of climate change, which may lead to economic effects (such as increased raw material costs), as well as regulatory, technological, and/or reputational impacts.	• Operational disruptions due to physical damage to infrastructure • Reduced productivity under extreme weather conditions • Increase in insurance premiums • Higher operational costs due to rising raw material prices, increased fossil fuel taxes, or adaptation to new technologies, among others	– Process for identifying and assessing climate-related risks to which the company may be exposed – Review of the Deep Decarbonization Path – Control and monitoring tools – Implementation of recommendations from the Task Force on Climate-related Financial Disclosures (TCFD)
Ethics and integrity  Aversion Aversion High	The company faces the risk that employees or collaborators may engage in acts that violate standards and requirements of integrity, transparency, compliance with the law, and respect for human rights, particularly acts of corruption.	• Criminal liability for individuals and the company • Loss of business opportunities due to non-compliance with ethical requirements • Damage to corporate reputation • Economic impact from sanctions	– Compliance program aimed at preventing acts contrary to ethics and integrity, following DOJ guidelines – Certified criminal compliance and anti-bribery management system (UNE-ISO 19601 and ISO 37001) – Specific training and communication plan to promote an ethical culture and prevent corruption
Financial risks (see note 5.4 of the Consolidated Annual Accounts for further information)  Medium Aversion High	The company's businesses are affected by changes in financial variables such as interest rates, exchange rates, inflation, credit, or liquidity.	• Loss of opportunities due to reduced project financing capacity • Reduction of net margins • Fulfillment of financial commitments	– Financial risk management policies – Analysis and active management of exposure to key financial variables – Effective management of financial alternatives

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_203

EMERGING RISKS The FRM process also identifies, assesses, and monitors emerging risks caused by external factors with a potentially significant long-term impact on the business. Among others, the following risks stand out: Risk Event Description Potential Impact Control Measures Disruptive technologies in mobility Several emerging technologies and trends have the potential to change long-term mobility patterns in ways that could negatively impact the business. The rise of vehicle automation could reduce travellers’ willingness to pay for road infrastructure that saves time, while the expansion of AI could lead to job losses among current commuters. • Decrease in overall travel demand • Reduction in project margins and cash flows • Reduction in business opportunities – Monitoring emerging trends to ensure business model resilience against potential changes – Scenario analysis exercises – Strategic partnerships with leading companies Air Travel Sustainability Risk The perception that air travel does not contribute to sustainability could lead to a possible decrease in air travel due to a combination of factors, such as the impacts on climate change, health risks, and growing awareness of tourism’s environmental impact. This change could first affect business flights, which may be reduced to align with new sustainability policies, and secondly could impact leisure/tourism flights, which might decrease as a result of greater environmental awareness. • Decrease in air traffic demand • Higher costs due to new regulation • Disruption of strategic plans and future business opportunities – Continuous monitoring and analysis of emerging trends – Scenario analysis exercises 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 204_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements Ca m pu s S an ta nd er , Sa nt ia go d e Ch ile . C hi le

CORPORATE GOVERNANCE REPORT

4

1. GOVERNANCE STRUCTURE [208]
2. BOARD
2.1 INTRODUCTION [208]
2.2 COMPOSITION OF THE BOARD [209]
2.3 BIOGRAPHIES OF DIRECTORS [210]
2.4 APPOINTMENT AND DISMISSAL OF DIRECTORS [215]
2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE [215]
2.6 REMUNERATION OF DIRECTORS [219]
2.7 COMMITTEES [219]
2.8 OTHER BOARD-RELATED MATTERS [223]
3. SENIOR MANAGEMENT
3.1 MANAGEMENT COMMITTEE [225]
3.2 OTHER SENIOR MANAGERS [225]
3.3 BIOGRAPHIES OF SENIOR MANAGERS [226]
4. GENERAL MEETING, SHARE CAPITAL AND VOTING RIGHTS
4.1 GENERAL MEETING AND ITS POWERS [230]
4.2 SHARE CAPITAL [230]
4.3 TRANSFER OF SHARES, SPECIAL VOTING RIGHTS AND RESTRICTIONS VOTING RIGHTS [231]
4.4 ISSUE AND REPURCHASE OF (RIGHTS TO) SHARES [231]
4.5 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS [231]
5. CHANGE OF CONTROL ARRANGEMENTS AND SPECIAL RIGHT OF CONTROL
5.1 SIGNIFICANT AGREEMENTS WITH CHANGE OF CONTROL CLAUSES [232]
5.2 EMPLOYMENT, SERVICE AND SEVERANCE AGREEMENTS [232]
6. COMPLIANCE AND OTHER POLICIES OF FERROVIAL
6.1 CODE OF ETHICS AND BUSINESS CONDUCT AND SUPPLIERS' CODE OF ETHICS [233]
6.2 ANTICORRUPTION POLICY [233]
6.3 INSIDER TRADING COMPLIANCE POLICY AND PROCEDURES AND DISCLOSURE COMMITTEE [233]
6.4 REGULATION FAIR DISCLOSURE POLICY [233]
6.5 DISCLOSURE COMMITTEE [234]
7. FINANCIAL REPORTING AND AUDIT
7.1 MAIN CHARACTERISTICS OF THE INTERNAL CONTROL SYSTEM FOR FINANCIAL REPORTING [234]
7.2 RESPONSIBILITIES [234]
7.3 THE PROCESS [234]
7.4 MONITORING OF THE SYSTEM [235]
7.5 PROCESS OF PREPARING THE ANNUAL ACCOUNTS [238]
7.6 APPOINTMENT OF THE GROUP EXTERNAL AUDITOR [238]
7.7. TRANSITIONING TO A SARBANES – OXLEY ACT (SOX) COMPLIANT MODEL [239]
7.8. CONCLUSION [239]
8. COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS [240]
9. CORPORATE GOVERNANCE STATEMENT [240]

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_207 Go uv ãe s Da m , G ou vã es d a Se rr a. P or tu ga l

Corporate Governance Report Ferrovial endorses the importance of good corporate governance in line with national and international best practices. Strong governance through accountability and transparency strengthens a relationship of trust with Ferrovial's stakeholders that is key for creating sustainable long-term value. This Corporate Governance chapter sets out Ferrovial’s overall corporate governance structure, including Ferrovial's compliance with the best practice provisions of the Dutch Corporate Governance Code (the "Dutch Corporate Governance Code"). Information Ferrovial is required to disclose pursuant to the Decree on the content of the management report (Besluit inhoud bestuursverslag) (the "Decree Management Report") is included in this Annual Report, including Ferrovial's corporate governance statement in Section 9. Ferrovial SE (“Ferrovial” and together with its subsidiaries, the “Ferrovial Group”) is a company existing under the laws of the Netherlands. Its legal form is a European public limited liability company (Societas Europaea). The corporate seat of Ferrovial is in Amsterdam, the Netherlands. Ferrovial is registered in the Dutch Commercial Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 73422134. Ferrovial was originally organized as a public limited company under the laws of England and Wales and converted to a European public limited liability company under the laws of England and Wales on December 13, 2018. On March 26, 2019, Ferrovial transferred its registered office to the Netherlands. Ferrovial became the parent company of the Ferrovial Group as a result of the reverse cross-border merger (the “Merger”) between the former parent company of the Ferrovial Group, Ferrovial, S.A. (as absorbed company) and Ferrovial International SE (as absorbing company, renamed Ferrovial SE upon effectiveness of the Merger on June 16, 2023). The shares of Ferrovial are listed and traded on Euronext in Amsterdam, the Netherlands, a regulated market of Euronext Amsterdam N.V., on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges in Spain, regulated markets of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A., and on the National Association of Securities Dealers Automated Quotations (NASDAQ) Global Select Market in the United States. Ferrovial is a member of Spain’s IBEX 35 index and the NASDAQ 100 index and is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index (former Dow Jones Sustainability Index). By virtue of its listing on NASDAQ, Ferrovial is subject to the Nasdaq Listing Rules, SEC rules and the relevant provisions of the Sarbanes-Oxley Act ("SOX"). As the parent company of a group of entities operating in different jurisdictions, Ferrovial is also subject to, and operates under, the laws of each country in which the Ferrovial Group conducts business. 1. GOVERNANCE STRUCTURE Pursuant to Ferrovial’s articles of association (statuten) (the “Articles of Association”), Ferrovial has a one-tier board (bestuur) structure consisting of executive directors (uitvoerend bestuurders) (the “Executive Directors”) and non-executive directors (niet-uitvoerend bestuurders) (the “Non-Executive Directors”), who together constitute the Board of Directors (the “Board” and each member of the Board a “Director”). The Board has constituted, from among its members, an Executive Committee, an Audit and Control Committee and a Nomination and Remuneration Committee (the “Committees”). The Executive Committee consists of Directors who are appointed to this committee by the Board. The Executive Committee , which consists of Executive and Non-Executive Directors as determined by the Board, is governed by the written rules of procedure of the Board (the “Board Rules”), available at Ferrovial website (www.ferrovial .com). The Executive Committee is authorized to adopt any resolution the Board may adopt, subject to the restrictions set out by applicable law, the Articles of Association and the Board Rules. The Audit and Control Committee and the Nomination and Remuneration Committee have a preparatory and advisory role to the Board. Each of these Committees has a charter on its role, responsibilities and functioning, available at Ferrovial website (www.ferrovial.com). They consist of Non- Executive Directors appointed by the Board. Both Committees report their deliberations and findings to the Board, which is ultimately responsible for all decision- making. 2. BOARD 2.1 INTRODUCTION AND RESPONSIBILITIES, INCLUDING WITH RESPECT TO STRATEGY The Board is charged with the management of Ferrovial and the Ferrovial Group. The Board's responsibilities include determining the Ferrovial’s strategy aimed at sustainable long-term value creation, enhancing its performance, identifying, analyzing and managing the risks associated with its strategy and activities, and establishing and implementing internal procedures to ensure that all relevant information is available to the Board in a timely manner. In fulfilling their responsibilities, the Directors are required to be guided by the interests of Ferrovial and its affiliated enterprise, taking into consideration the interests of Ferrovial’s stakeholders (which include but are not limited to, its shareholders, its creditors and its employees). The Board typically, as was the case in 2025, includes strategy in its agenda as a dedicated topic in at least three board meetings annually. One of these meetings is typically a dedicated two-day offsite board meeting focused on strategy, in which senior management of all business units and corporate departments present to the Board. In the next Board meeting, a strategy update is provided and the Board resolves to determine Ferrovial’s strategy, aimed at sustainable long-term value creation. Finally, a further strategy update is discussed by the Board approximately 6 months later. This allows the Board to spend the appropriate time and attention setting and reviewing Ferrovial’s strategy, which is described in more detail in the section “Global Strategy and Business Units”. In short, with respect to Ferrovial’s strategy aimed at sustainable long-term value creation, Ferrovial aims to shape the future through the management and development of significant projects, while being present in the entire lifecycle of a project, from conceptualization to design, funding, construction, and operation of critical infrastructure such as highways and airport. Through this integrated approach, Ferrovial aims to be a reliable partner in delivering sophisticated, large-scale infrastructure projects that aim to create sustainable long- term value, based on Ferrovial’s purpose and core values, which guide Ferrovial’s actions and define its identity as a forward-thinking and responsible organization: respect, excellence, integrity, collaboration and innovation. In implementing Ferrovial’s strategy, the Board takes into account the impact Ferrovial has on people and the environment and to that end weighs the stakeholder interests that are relevant in this context. The Board is also responsible for stimulating openness and accountability within the Board and between different corporate bodies within Ferrovial, while creating a culture aimed at sustainable long-term value creation for Ferrovial and its affiliated enterprise (for more information please check the Statement of Consolidated non-financial and sustainability information. G1-1: Corporate Culture and Business Conduct Policies). 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 208_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

The Board has adopted the Board Rules, regulating internal matters concerning its organization, decision-making, the duties and organization of Committees and other internal matters concerning the Board, the Executive Directors, the Non-Executive Directors, and the Committees. The Board may allocate its duties among the Directors by means of the Board Rules or otherwise in writing, subject to any limitations provided for by law or in the Articles of Association. Directors may validly adopt resolutions on matters that fall within the scope of such Directors’ duties. The Board as a whole, as well as each Executive Director acting individually, may represent Ferrovial. In addition, the Board may authorize people, whether or not employed by Ferrovial, to represent Ferrovial on a continuing or ad hoc basis. 2.2 COMPOSITION OF THE BOARD Pursuant to the Articles of Association, the Board consists of one or more Executive Directors and two or more Non-Executive Directors, where the majority of the Board must consist of Non-Executive Directors. The Board itself determines the exact number of Directors, as well as the number of Executive and Non-Executive Directors, where the number of Directors must be at least three and no more than twelve. During 2025, the Board was composed of 12 members, of which ten Non-Executive Directors which facilitates an effective and participatory functioning of the Board – Ms. Alicia Reyes resigned as Non-Executive Director effective as of 19 January 2026, since then the Board is composed of 11 members (two Executive Directors -the Chairman and the CEO- and nine Non-Executive Directors). The Executive Directors are primarily responsible for the day-to-day management of Ferrovial and the Ferrovial Group. The Executive Directors must provide the Non-Executive Directors with the information they need to perform their duties in a timely manner. The Non-Executive Directors supervise the Executive Directors’ management and performance of duties and Ferrovial’s general affairs and its business. The Non-Executive Directors also render advice to the Executive Directors. The Non-Executive Directors also perform any duties allocated to them under, or pursuant to, applicable law, the Articles of Association or the Board Rules. The Board designated one of the Executive Directors as Chairman, one of its Non-Executive Directors as Vice-Chairman, one CEO, and one of the Directors who qualifies as independent under applicable laws and regulations (such Director, an “Independent Director”) as Lead Director. The Chairman has the ultimate responsibility for the effective operation of the Board. The Chairman’s duties include preparing and submitting to the Board a schedule of meeting dates and agendas, calling meetings of the Board, setting the agenda for the meetings, leading the deliberations while ensuring that sufficient time is given to discussion of strategic questions, organizing the periodic evaluation of the Board, and arranging relevant trainings for Directors when circumstances so advise. He also acts as the main contact for the Directors and shareholders regarding the functioning of the Board. The Vice-Chairman stands in for the Chairman in the latter’s unavoidable absence or inability to act, and acts as a contact for Directors regarding the functioning of the Chairman or the Lead Director. The Lead Director, amongst other duties, is specifically empowered to request the convening of the Board and to include new items on the agenda of a Board meeting already convened, to coordinate and convene the Non-Executive Directors and lead, if applicable, the periodic evaluation of the Chairman. Similarly, the Lead Director chairs meetings of the Board in the absence of the Chairman and Vice-Chairmen and gives voice to any concerns of the Non-Executive Directors. Alongside the Chairman, the Lead Director acts as the main contact for the Directors and shareholders regarding the functioning of the Board. The Lead Director also has, together with the Chairman, the duties set out in article 17.3 of the Board Rules, including ensuring the proper function on the Board, that the Board has proper contact with the General Meeting and that effective communication with shareholders is assured. With respect to the Chairman being an Executive Director, Ferrovial’s governance has been structured to provide such checks, balances and counterweights that allow the Board to operate with the appropriate independence from the management team and to preserve its independent supervisory role. These measures include: • Ferrovial has separate roles for the Chairman and the CEO to ensure that the executive responsibilities are not concentrated in the Chairman but are subject to a functional division. The Chairman focuses mainly on responsibilities more closely linked to strategic decisions and institutional representation of Ferrovial, while the CEO, Mr. Ignacio Madridejos, oversees the day-to-day management of the business and chairs Ferrovial group's management committee, comprising the senior managers of the corporate areas and the heads of the different business divisions • In order to provide a counterbalance to the role of the Chairman as an Executive Director, the Board has created two important positions to share the functions that are typically performed by a non-executive chairman: the Lead Director and the Vice-Chairman, with the powers and responsibilities as set out above. • The Board has a high degree of independence: during 2025, 9 out 12 Directors and 9 out of 10 Non-Executive Directors qualified as Independent Directors under Dutch and U.S. rules, representing 75% of the total Directors and 90% of the Non-Executive Directors – (since the resignation of Ms. Reyes in January 2026, 73% and 89%, respectively). In addition, the Audit and Control Committee and Nomination and Remuneration Committee consist of 100% Independent Directors. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_209

2.3 BIOGRAPHIES OF THE DIRECTORS 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 210_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT Rafael del Pino Chairman Executive Director • Civil Engineer (Polytechnic University of Madrid, 1981); MBA (Sloan School of Management, MIT, 1986). • Executive Chairman of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2000) and CEO from 1992 until 2000. Chairman of Cintra from 1998 to 2009. • Member of the MIT Corporation, MIT Energy Initiative’s External Advisory Board and the MIT Sloan European Advisory Board. He is also a member of the IESE International Advisory Board and the Spanish Royal Academy of Engineering. • He has been Director of Zurich Insurance Group, Banesto and Uralita. Also, he was a member of the Harvard Business School European Advisory Board. Other information: Mr. Rafael del Pino has a controlling interest in the shareholder Rijn Capital SARL. Óscar Fanjul Vice-chairman Non-Executive Independent Director • Degree in Economics (Universidad Complutense de Madrid). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2015). • Non-Executive Chairman of Cellnex Telecom and HWK. Trustee of the Center for Monetary and Financial Studies (Bank of Spain), of the Aspen Institute (Spain) and of the Norman Foster Foundation. • Former founding Chairman and CEO of Repsol; Chairman of Hidroeléctrica del Cantábrico; Non-Executive Chairman of NH Hoteles and Deoleo; Non-Executive Vice-Chairman of Holcim; Director of Marsh & McLennan Companies, Acerinox, Unilever, BBVA, London Stock Exchange and Areva. Ignacio Madridejos CEO Executive Director • Civil Engineer (Polytechnic University of Madrid); MBA (Stanford University). • CEO of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2019). • Former Regional President of CEMEX USA; Regional President of CEMEX Northern Europe; global responsible of CEMEX Energy, Health & Safety, and Sustainability areas; President of CEMEX Spain; and CEO of CEMEX Egypt. He previously worked at McKinsey and Agroman. He was also President of OFICEMEN (Spanish Association of Cement Manufacturers), IECA (Spanish Institute of Cement and its Applications), and CEMBUREAU (European Cement Association).

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_211 María del Pino Non-Executive Director • Degree in Economics and Business Administration (Universidad Complutense de Madrid); Management Development Program (IESE). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2006). • Chairperson of the Fundación Rafael del Pino. Legal representative of Menosmares, S.L. that holds the positions of rotating Chairperson / Vice-Chairperson of the Board of Directors of Casa Grande de Cartagena, S.A.U. and Vice-Chairperson of the Board of Directors of Pactio Gestión, SGIIC, S.A.U. Member of the Board of Trustees of the Princess of Asturias. Other information: Ms. María del Pino is majority shareholder, as well as Chairperson and CEO, of the shareholder Menosmares, S.L. José Fernando Sánchez-Junco Non-Executive Independent Director • Degree in Industrial Engineering (Polytechnic University of Catalonia, Barcelona); ISMP Graduate (Harvard Business School) and member of the State Corps of Industrial Engineers (on leave since 1990). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2009). Director of Cintra from 2004 to 2009. • Chairman of Villabuena Inversiones S.L. since 2007. Honorary Chairman of MaxamCorp Holding. • Former Executive Chairman of Maxam Group; Managing Director of Iron and Steel and Naval Industries and Managing Director of Industry at the Ministry of Industry and Energy; Director of Dinamia and Uralita. Philip Bowman Non-Executive Independent Director • Degree with honors in Natural Science (University of Cambridge); Master in Natural Science (University of Cambridge). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2016). • Non-Executive Chairman of Tegel Group Holdings Limited. Sky Network Television Limited and Tom Tom Holdings Inc; and Non-Executive Director of KMD Brands Limited. • Former Chairman of Potrero Distilling Holdings, Coral Eurobet Limited and Liberty plc; Non- Executive Chairman of The Munroe Group (UK) Limited and Majid Al Futtaim Properties LLC; Non-Executive Director of the affiliates Majid Al Futtaim Holding LLC and Majid al Futtaim Capital LLC; CEO of Smiths Group plc, Scottish Power plc and Allied Domecq plc; and Director of Burberry Group plc, Berry Bros. & Rudd Limited, Scottish & Newcastle Group plc, Bass plc, British Sky Broadcasting Group plc, Coles Myer Limited and Better Capital PCC.

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 212_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT Hanne Sørensen Non-Executive Independent Director • MsC. in Economics and Management from the University of Aarhus (Denmark). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2017). • Non-Executive Director of Tata Consulting Services, Jaguar Land Rover Automotive Plc and its subsidiaries Jaguar Land Rover Ltd and Jaguar Land Rover Holdings Ltd. • Former Vice-Chairperson of Holcim; Non-Executive Director of Tata Motors; CEO of Damco and Maersk Tankers; Chief Commercial Officer at Maersk Line; and CFO for the Asia Region at Maersk Line (A.P. Moller-Maersk Group). She has also been Chairperson of ITOPF, Vice- Chairperson of Hoegh Autoliners and Director of Delhivery, Axcel and INTTRA. Bruno Di Leo Non-Executive Independent Director • Degree in Business Administration from Ricardo Palma University and postgraduate degree from Escuela Superior de Administracion de Negocios, both in Lima (Perú). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2018). • Non-Executive Director of Cummins; member of the IESE’s International Advisory Board in Spain and of the Deming Center Advisory Board of Columbia Business School. • Former Non-Executive Director of Taiger. He has developed his professional career at the multinational group IBM. He served as Senior Vice-President of IBM Corporation; Senior Vice-President of Global Markets; General Manager of the Growth Markets Unit; General Manager for Global Technology Services in Southwest Europe and General Manager for Northeast Europe; General Manager for IBM Latin America and General Manager of IBM Brazil. Juan Hoyos Non-Executive Independent Director / Lead Director • Degree in Economics (Universidad Complutense de Madrid); Master in Business Administration in Finance and Accounting (Columbia Business School). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2019). • Director of Inmoglaciar and Gescobro. • Former Chairman, Senior Partner of McKinsey & Company Iberia and member of the McKinsey & Company Shareholder Council worldwide; Strategy, Brand & Marketing Executive Vice-President of Banco Santander Brazil; Executive Chairman of Haya Real Estate and Director of Banco Santander Chile and Banco Santander Mexico.

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_213 Gonzalo Urquijo Non-Executive Independent Director • Degree in Economic and Political Sciences (Yale University). Executive MBA (Instituto de Empresa, Madrid). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2019). • Chairman of the Hesperia Foundation; member of the Board of Trustees of the Princess of Asturias Foundation. • Former CEO of Talgo; Chairman of Abengoa and ArcelorMittal Spain; member of the General Management of ArcelorMittal and head of the sectors of Long Products, Stainless Steel, Tubes, Emerging Markets; CFO and head of the Distribution sector of Arcelor; CFO of Aceralia Corporación Siderúrgica. He previously worked at Citibank and Crédit Agricole. He was also Chairman of the ArcelorMittal Foundation and of UNESID (the Spanish union of steel companies); Director of Gestamp Automoción, Aceralia, Atlantica Yield, Aperam, Vocento and other companies. Hildegard Wortmann Non-Executive Independent Director • Degree in Business Administration (University of Münster, Germany); MBA from the University of London. • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2021). • Independent Director of Bombardier Recreational Products. • Former member of the Board of Management of the Volkswagen Group, Member of the Extended Executive Committee of Volkswagen Group; member of the Board of Management of Audi AG as Head of Sales and Marketing; Non-Executive Director of Volkswagen FS AG and of the Supervisory Board of Porsche Holding, Porsche Austria and Porsche Retail. Non- Executive Director of the Supervisory Board of Cariad. Senior Vice-President for Product Management, Senior Vice-President for the Brand and CEO for the Asia-Pacific region (based in Singapore) of the BMW Group. Several global executive roles at Unilever in Germany and United Kingdom. Alicia Reyes* Non-Executive Independent Director • Degree in Law, Economics and Business Administration (Madrid Universidad Pontificia de Comillas, ICADE); PhD (summa cum laude) in quantitative methods and financial markets from the same university. • Member (Independent Director) of the General and Supervisory Board of EDP; Independent Director of KBC Group and Director of its affiliates KBC Bank and KBC Global Services, and Independent Director and Chair of the Board of Ardonagh Europe. • Former Independent Director of Banco Sabadell; CEO of Momentus Securities and CEO for the EMEA region of Wells Fargo Securities International Limited; Director of TSB Bank; Global Head of structuring in the investment banking division and Global Head of insurance solutions and strategic equity derivatives of Barclays Capital; Country Manager for Spain and Portugal of Bearn Stearns; Chief Investment Officer of the Abengoa group’s venture capital fund specialized in technology (Telecom Ventures). She previously worked for Deutsche Bank and was a guest professor at the Institute of Finance and Technology in the School of Engineering at University College London (UCL). *Alicia Reyes resigned from Ferrovial’s Board of Directors as of 19 January 2026. Any information included is up to date only up to the moment of her resignation.

Independence Statement The following Non-Executive Directors are considered independent within the meaning of the Dutch Governance Code and the Nasdaq listing rules: • Mr. Óscar Fanjul. • Mr. José Fernando Sánchez-Junco. • Mr. Philip Bowman. • Ms. Hanne Sørensen. • Mr. Bruno Di Leo. • Mr. Juan Manuel Hoyos. • Mr. Gonzalo Urquijo. • Ms. Hildegard Wortmann. • Ms. Alicia Reyes.* Non-Executive Director Ms. María del Pino is not considered independent within the meaning of the Dutch Governance Code and the Nasdaq listing rules, since she is the sister of the Executive Director Mr. Rafael del Pino. Additionally, the independence requirements under the Dutch Governance Code and the Nasdaq listing rules do not apply to Mr. Rafael del Pino and Mr. Ignacio Madridejos as Executive Directors of Ferrovial. *Alicia Reyes resigned from Ferrovial’s Board of Directors as of 19 January 2026. Any information included is up to date only up to the moment of her resignation. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 214_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT Geerte Hesen Secretary • PhD in Economics and Law from the University of Maastricht, with visiting scholarships at the Scandinavian Consortium for Organisational Research (SCANCOR) Stanford University, UC Berkeley School of Law, and Columbia Law School. She holds master degrees in both International Economics and Law from Maastricht University. • Chief Legal and Compliance Officer and Secretary of the Board of Directors of Ferrovial SE since 2024. • She is currently a member of the Supervisory Board and Audit Committee of CARE Netherlands. • She previously held the position of General Counsel at Lumicks, Deputy General Counsel at ASML, and Head of Legal at Philips Personal Health, and was a senior associate at the law firm of De Brauw Blackstone Westbroek. She also served as chair of the Board of the Dutch Association of In-House Counsel (NGB).

2.4 APPOINTMENT AND DISMISSAL OF DIRECTORS The General Meeting appoints the Directors, pursuant to a nomination thereto by the Board. The nomination for appointment of a Director sets out whether such Director is nominated for appointment as Executive Director or Non-Executive Director. The nomination must be included in the notice of the General Meeting at which the nomination is to be considered. A Director is appointed for a term as set out in the nomination for appointment. The term of a Director lapses ultimately at the end of the first General Meeting held in the third calendar year following the year of appointment. A Director may be re-appointed with due observance of the Articles of Association and applicable law. The Board has drawn up a rotation schedule for the Non-Executive Directors, available on Ferrovial’s website. The Board also approved a Board profile, available on Ferrovial’s website. The Board Profile sets out: (i) the desired expertise and background of the Non- Executive Directors; (ii) the desired diverse composition of the Non-Executive Directors in accordance with Ferrovial’s Belonging & Inclusion Policy; (iii) the number of Non-Executive Directors; and (iv) the independence of the Non-Executive Directors as set out in the Dutch Corporate Governance Code and the listing rules of the relevant stock exchanges where the Ferrovial’s securities are listed. The General Meeting may suspend or dismiss a Director, whose suspension may, at any time, be discontinued by the General Meeting. The Board may, at any time, suspend an Executive Director. A suspension by the Board may, at any time, be discontinued by the Board or by the General Meeting. A suspension may be extended one or more times, but the total duration of the suspension may not exceed three months. If at the end of that period, no decision has been made on termination of the suspension or on dismissal, the suspension ends. 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE 2.5.1 Board Rules and decision making The Articles of Association and the Board Rules regulate internal matters of the Board. The Board Rules are available on Ferrovial’s website. Unless applicable law, the Articles of Association or the Board Rules provide otherwise, resolutions of the Board are adopted both at and outside a meeting by a majority of the votes cast. In the event of a tied vote, the Chairman has a casting vote, provided at least two other Directors entitled to vote are in office. Nevertheless, the Board aims to adopt resolutions by unanimous vote. At a Board meeting, resolutions may only be validly adopted if the majority of the Directors entitled to vote attends the meeting, in person or represented. Directors may, when attendance at the meeting in person is not possible, grant a proxy to another Director for each session by any written means (including email), with the appropriate instructions. A Director may only be represented at a Board meeting by another Director who is entitled to vote. Non-Executive Directors may only grant a proxy to another Non-Executive Director. The approval of the General Meeting is required for resolutions of the Board regarding an important change in the identity or character of Ferrovial or its business. The absence of approval of the General Meeting does not affect the authority of the Board or the Executive Directors to represent Ferrovial. 2.5.2 Meetings Pursuant to the Board Rules, the Board meets at least once every three months. The Board shall also meet whenever the Chairman, the Lead Director or at least three Directors have requested a meeting. Directors are expected, to the extent possible, to attend in person the meetings of the Board, the Committees of which they are members and the General Meeting. In 2025, six Board meetings were held. 2.5.3 Topics dealt with by the Board At the Chairman’s proposal, the Board draws up annually a work plan including the matters to be discussed and resolved at each of the meetings scheduled for the following year, without prejudice to other matters that may arise. The main topics dealt with by the Board in 2025 include: • Strategy of Ferrovial Group. Specifically, as is customary each year, the Board received comprehensive presentations detailing the strategies of the Ferrovial Group’s business divisions and other corporate departments. The Board discussed the reported strategies and results extensively. • Evolution of Ferrovial's listing on NASDAQ and its US liquidity. • Report on matters discussed at Committee meetings. • Periodic financial information. • Appointment of the Ferrovial's new external auditor. • Cash availability. • Risk management and control system, including the main risks of the Ferrovial Group and the new statement on risk management (the “VOR”) • Implementation of a SOX compliant internal control system for financial information. • Preparation of the annual General Meeting. • Reports from business divisions and corporate areas. • Reports from the CEO. • Approval of amendments to corporate policies. • Training on various topics including artificial intelligence and sustainability. • Annual budget and forecasts of the budget. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_215

• Health, safety and wellbeing. • Tax policies followed during the previous year. • General operations of the Ferrovial Group. • Guarantees provided by the Ferrovial Group’s parent companies. • Effectiveness of the compliance program and the ethics channel. • Cybersecurity. • Innovation and digitalization. • Sustainability. • Annual oversight of the climate strategy, including the emissions reduction plan, and submission to the Annual General Meeting. • Social action and human rights. • Shareholder analysis and market perception. • Dividends, share buyback programs and share cancellations. • Annual evaluation. • Board composition and independence, including succession planning. • Internal Audit annual plan. • Directors’ Remuneration Policy and remuneration of Directors, as well as performance share plans. In addition, in 2025 the main topics discussed by the Non-Executive Directors include: • Supervision of Ferrovial’s policies, management and the general affairs, including the relations with shareholders. • Supervision of the effectiveness of Ferrovial’s internal risk management and control systems and the integrity and quality of the financial reporting. • Supervision of the implementation of Ferrovial’s strategy for sustainable long-term value creation by the Executive Directors and the principal risks associated with it, and the performance of the Executive Directors’ duties more generally. • The remuneration of individual Executive Directors. • The evaluation of the Board, the Committees, the Executive Directors, and the Non-Executive Directors. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 216_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report **4. Corporate Governance Report** 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements

2.5.4 Individual attendance

The table below details, the individual attendance of Directors at the meetings of the Board and Committees in 2025, as well as shareholding, appointment date, current term in office, age, nationality, and other listed companies in which they are Directors.

		RAFAEL DEL PINO	ÓSCAR FANJUL	IGNACIO MADRIDEJOS	MARÍA DEL PINO	JOSÉ FERNANDO SÁNCHEZ-JUNCO	PHILIP BOWMAN	HANNE SØRENSEN	BRUNO DI LEO	JUAN HOYOS	GONZALO URQUIJO	HILDEGARD WORTMANN	ALICIA REYES*
Position		Chair-man	Vice-Chair-man	CEO	Member	Member	Member	Member	Member	Lead Director	Member	Member	Member
Category	Executive Director	✓		✓									
Category	Non-Executive Director		✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
Category	Independent		✓			✓	✓	✓	✓	✓	✓	✓	✓
Board	Board	(6/6)	(6/6)	(6/6)	(6/6)	(6/6)	(6/6)	(5/6)	(6/6)	(6/6)	(6/6)	(6/6)	(6/6)
Board	Executive Committee	C (5/5)	(5/5)	(5/5)	(5/5)	(5/5)				(5/5)			
Board	Audit and Control Committee		C (5/5)				(5/5)				(5/5)		(5/5)
Board	Remuneration Committee					(4/4)		(4/4)	C (3/4)		(4/4)	(3/3)****	
Shareholding	Number of shares	157,986,603	48,243	179,195	63,430,056	190,011	34,312	242	335	6,487	572	324	338
Shareholding	% direct and indirect capital	21.53	<1	<1	8.64	<1	<1	<1	<1	<1	<1	<1	<1
Other data	Date of first appointment**	01/09/1992	07/31/2015	09/30/2019	09/29/2006	12/03/2009	07/29/2016	04/05/2017	09/25/2018	10/02/2019	12/19/2019	05/06/2021	05/06/2021
Other data	Term***	2028	2028	2026	2028	2028	2026	2026	2028	2026	2026	2028	2028
Other data	Nationality	Spanish	Spanish	Spanish	Spanish	Spanish	Australian	Danish	U.S. &Italian	Spanish	Spanish	German	Spanish
Other data	Positions as directors at other listed companies	0	1	0	0	0	2	1	1	0	0	1	2
Other data	Age	67	76	60	69	78	73	60	68	73	64	59	54
Other data	Gender	Male	Male	Male	Female	Male	Male	Female	Male	Male	Male	Female	Female

Information updated as of 7 February 2026. C: Chairperson of the respective Committee.
Figures in parentheses reflect the attendance of each Director at meetings of the Board and its Committees.
* *Ms. Alicia Reyes resigned from the Board as of 19 January 2026 and the information included is up to date only up to the moment of her resignation.*
***The date of first appointment reflects the respective Director's date of first appointment for the similar role on the Ferrovial, S.A. Board prior to the Merger.*
*** *The term of office will be a period ending at the end of the Annual General Meeting to be held in the year indicated in the chart, with possibility of reelection for one or more additional terms for a maximum period of three years each.*
**** *Ms. Wortmann was appointed to the Nomination and Remuneration Committee in the course of 2025*

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_217

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | **4. Corporate Governance Report** | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Board Experience
Previous roles


Board of Directors
75%
Chairman/CEO
83%
CXO
67%

International Experience


Asia
58%
Australia
42%
Latam
83%
North America
83%
Spain
92%
Rest of Europe
83%
Africa & Middle East
50%

Functional Areas


Audit & Compliance
33%
Risk Management
33%
Sustainability
33%
Finance
75%
General Management
100%
HR & Health, Safety
58%
IT, Innovation & Digital Transform
42%
Operations
67%
Strategy
100%
Marketing, Sales and PR
33%

Industry Experience


Engineering
67%
Energy
58%
Financial Services
50%
Mobility
42%
Consultancy
33%
Government
33%
Information Technology
33%
Construction
33%
Logistics & Transports
33%
Airports
25%
Highways
25%
Others (automotive, hospitality, real estate, F&B, media, manufacturing...)
50%

218_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

2.6 REMUNERATION OF THE DIRECTORS Details of the remuneration of the Directors set forth in the Remuneration Report included in this Integrated Annual Report. 2.7 COMMITTEES The Board has instituted three Committees: the Executive Committee, the Audit and Control Committee and the Nomination and Remuneration Committee, with the power attributed to them in the Board Rules, their respective charters and pursuant to applicable law and regulations. Given ESG’s importance to and integration into Ferrovial’s strategy, the Board as a whole is overseeing Ferrovial’s ESG approach. Accordingly, although Ferrovial has instituted a Sustainability Committee to acts as a link between the business areas and senior management and report to the Board on this topic, no ESG committee is instituted at the Board level. For more information on Ferrovial’s sustainability governance and Sustainability Committee, see in the chapter Statement of Consolidated Non-financial and sustainability information - GOV - 1: The Role of the Administrative, Management and Supervisory Bodies. 2.7.1 Executive Committee 2.7.1.1 Duties Pursuant to the Board Rules, the Executive Committee may resolve all matters that the Board can resolve, subject to applicable law and the Articles of Association or as explicitly provided otherwise in the Board Rules. All members must be Directors (accordingly, the Executive Committee is not an executive committee as referred to in the Dutch Corporate Governance Code). Among its duties, the Executive Committee monitors the Ferrovial Group’s financial information, the evolution of the main business indicators, as well as the status of the most relevant matters of the year. It also approves the operations within its competence as a delegated body of the Board. 2.7.1.2 Composition The Executive Committee is composed of no less than three and no more than eight Directors, to be determined by the Board. The Executive Committee is currently composed of six members: (i) Mr. Rafael del Pino (Chairman); (ii) Mr. Óscar Fanjul; (iii) Mr. Ignacio Madridejos; (iv) Ms. María del Pino; (v) Mr. José Fernando Sánchez-Junco; and (vi) Mr. Juan Hoyos. For the relevant experience of each member of the Executive Committee, please see the resumes of its members in Section 2.3 of this chapter. The secretary of the Executive Committee is Ms. Geerte Hesen, who is also the Secretary of the Board. 2.7.1.3 Meetings and activities undertaken During financial year 2025, the Executive Committee held five meetings. In its meetings, the Executive Committee monitored the Ferrovial Group’s cash availability and other financial information, the evolution of the main business indicators (traffic and tariffs of toll roads, traffic of airports, order book and main awards of Construction and Energy), the health, safety and well-being indicators, the evolution of Ferrovial’s listing on Nasdaq, as well as the status of the most relevant projects and matters of the year. It drew up the report for its evaluation by the Board. As a delegated body of the Board, the Executive Committee also approved (i) the operations within its competence; (ii) the amendment of a 2025 Long-Term Incentive plan KPI, (iii) the cancellation of treasury shares; and (iv) the implementation of the second scrip dividend of financial year 2025. The Chairman of the Executive Committee invited the relevant persons within Ferrovial, including e.g. the CFO and CEOs of the business divisions, to report on relevant matters within their respective responsibilities. The minutes of the meetings of the Executive Committee were available to all Directors so that they are aware of the matters discussed and the resolutions adopted. They were informed of the call for the meetings ahead of such meetings, and the agenda and the documentation distributed for each meeting were made available to them on the digital platform set up for this purpose. 2.7.2 Audit and Control Committee (the ACC) 2.7.2.1 Duties The Audit and Control Committee (the “ACC”) oversees Ferrovial’s accounting and financial reporting processes and the audits of Ferrovial’s financial statements and assists the Board in its decision-making in relation to the supervision of the integrity and quality of Ferrovial 's financial and sustainability reporting and the effectiveness of Ferrovial 's internal risk management and control systems, including with respect to strategic, operational, compliance and reporting risks. Among its duties, the ACC monitors the financial reporting process and the audit thereof, as well as the non-financial reporting process and the assurance processes of sustainability reporting, reviews and discusses the annual audited financial statement and the management report with management and the independent auditor, prepares the selection of the independent auditor, advises the Board in relation to its decision-making on the independent auditor’s nomination and assurance provider of sustainability reporting for appointment or reappointment, or its dismissal, and makes recommendations to the Board on the appointment or dismissal of the senior internal auditor. The charter for the ACC was approved by the Board of Directors, which sets out its duties and responsibilities. The charter is reviewed annually and updated if and when appropriate. 2.7.2.2 Composition The number of members of the ACC is determined by the Board, provided the ACC shall consist of at least three Directors. All members of the ACC must consist of Non-Executive Directors, the majority of whom qualify as independent under the Dutch Corporate Governance Code. Pursuant to the Dutch Corporate Governance Code, the chairperson of the ACC shall always be an independent Non-Executive Director. Pursuant to the Nasdaq listing rules, all members of the ACC must qualify as independent under the Nasdaq listing rules. The chairperson of the ACC cannot be the Chairman or the Lead Director or any Director that previously has been an Executive Director. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_219

The ACC was composed of four members in 2025, all of whom qualified as independent under the Dutch Corporate Governance Code and the Nasdaq listing rules: (i) Mr. Óscar Fanjul (Chairman); (ii) Mr. Philip Bowman; (iii) Mr. Gonzalo Urquijo; and (iv) Ms. Alicia Reyes - since the resignation of Ms. Reyes in January 2026 it is composed of there are three members. They were appointed considering their knowledge and experience in accounting, auditing and financial and non-financial reporting and risk management. They also have extensive experience in managing international business groups similar to the Ferrovial Group. Each ACC member meets the financial literacy requirements under the applicable SEC rules and Nasdaq listing rules, and at least one member fulfills the audit committee “financial expert” requirements under the applicable rules of the SEC and the Nasdaq listing rules, and financial experience requirements under the Dutch Decree on the Establishment of Audit Committees (Besluit instelling auditcommissie). Mr. Urquijo fulfils the criteria to qualify as financial expert in this respect. For the relevant experience of each member of the ACC, please see the resumes of its members in Section 2.3 of this chapter. The Secretary of the ACC is Ms. Geerte Hesen, who is also the Secretary of the Board. 2.7.2.3 Meetings and activities undertaken The ACC meets when convened by its chairperson, who must do so whenever thus requested by the Board, the Chairman, or two ACC members, and in any case, at least once per quarter and whenever appropriate for the proper exercise of its duties. During financial year 2025 the ACC held five meetings. The representatives of the external auditor appeared in all meetings and, where appropriate, briefed the ACC and answered its questions in the absence of Ferrovial Group employees. The chairman of the ACC invited the relevant persons within Ferrovial to report on relevant matters within their respective responsibilities. The ACC also maintains regular communication with Ferrovial executives and employees, from whom it receives information on matters within its competence. The ACC also receives all the reports prepared by the Internal Audit Department in the execution of its annual work plan. These reports contain the audit findings and recommendations addressed to the audited areas. The minutes of the meetings of the ACC were made available to all Board members so that they were aware of the matters discussed and the decisions adopted. They were informed of the call for the meetings ahead of such meetings, and the agenda and the documentation distributed for each meeting were made available to them on the digital platform set up for this purpose. A description of the main activities undertaken by the ACC in financial year 2025 is set out below: Financial and non-financial information The ACC reviewed and discussed this information, including the Annual Report on Form 20-F, prior to its approval by the Board and its submission to the authorities or markets and reported favourably on it. In this analysis, with special attention to the main judgments and estimates made. The ACC also reviewed the management report, which includes financial and non-financial information. Likewise, it reviewed the draft earnings press releases to be distributed to the media. The ACC was also informed on the non-financial reporting process, its progress, and the design of an internal control system for non-financial information. The Committee endorsed the double materiality analysis. The external auditor in charge of the audit for the financial year 2024 (Ernst & Young) appeared before the ACC at the time of the presentation of the financial statements for that year, outlining the key audit matters identified in the course of its work. It also reported on its limited assurance on selected sustainability information required to be included in the annual report. The current external auditor (PwC) appeared before the ACC to report on its limited review of the semi-annual financial information for the first six months of the 2025 financial year. It also briefed the ACC on the 2025 audit transition plan. Furthermore, the external auditor presented its work plan for the 2025 audit, including the scope and materiality, the audit approach, as well as the sustainability landscape and its activities in this area. They also reported to the ACC on the key matters for the 2025 audit and the audit work based on the September figures (hard close). The ACC has finally overseen the funding of Ferrovial. Relationship with the external auditor The appointment of PwC as the service provider for the assurance of the non-financial information for the years 2025-2027 was proposed and the ACC recommended this appointment to the Board and the General Meeting. The ACC also reviewed the engagement letters to be entered with the independent auditor for the 2025 Dutch statutory audit, the PCAOB audit, the assurance of the non-financial information, and the limited review as of 30 June 2025, and submitted them to the Board for approval. Independence of the external auditor The auditor in charge of the 2024 audit (Ernst & Young) provided the ACC with its independence confirmation. According to internal policy and procedures and after appropriate assessment, the ACC approved/ratified the audit and non-audit services provided by the statutory auditor and authorized other non-audit services rendered by other audit firms. The 2024 final fees for the external auditor responsible for that year audit were ratified by the ACC. The ACC has received information about the nature and amount of non-audit services authorized to various audit firms in each business division; and the non-audit services provided by the external auditor in Ferrovial’s non-controlled entities. Internal control procedures The Finance Department presented to the ACC the results and conclusions of the final assessment regarding the SOX internal control over financial reporting material weaknesses disclosed in the Registration Statement on Form 20-F, confirming that the three of them have been removed and that only a residual material weakness remained. The Internal Audit Department and the external auditor reported on their respective reviews of these material weaknesses, reaching the same conclusion as Ferrovial. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 220_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

The ACC has been regularly informed by the Finance Department about the progress of the work related to the SOX internal control model. The Internal Audit Department has periodically reported the ACC on its review and assessment of the SOX internal control system. The external auditor regularly updated the ACC on the progress of their audit work related to the SOX model which encompassed reviewing the design of business process controls and IT general controls and testing the operating effectiveness of key controls. Internal Audit The ACC has reviewed the activities of the Internal Audit & Risk Department. In particular, it has been informed of the following: • The Internal Audit activity report for the financial year 2024, which includes, amongst others, the conclusions of the work carried out, the changes to the initial plan (and reasons), the impact of SOX implementation, and the recommendations issued. • The quarterly reports on Internal Audit activities, which include the degree of progress of the planned work, compliance with the approved plan and its deviations, collaboration with other areas, SOX work, monitoring of the most significant audit issues, and the new recommendations issued. • Internal Audit’s conclusions regarding the effectiveness of the compliance program. • The internal audit work plan for 2026. The Committee also issued its opinion on the internal audit function and submitted it to the Board. Risk analysis and risk management systems The ACC received information and updates from the Internal Audit & Risk Department of the main risks, including emerging risks, of the Company and its group, the measures taken to mitigate them, the key risk indicators, and the actions included in the corporate risk roadmap.The ACC also monitored the enterprise risk management system twice during the year, as well as the activities and processes to be incorporated into the GRC tool. The Internal Audit and Risk Director informed the ACC about the new risk management statement to be issued by the Board in the annual management report regarding compliance and operational risks (VOR). He explained that a gap analysis had been performed to determine to what extent changes to the current risk control systems and risk road map were required, concluding that no additional frameworks needed to be implemented in order to comply with VOR. The COSO framework already applied by Ferrovial was selected as the framework of reference, also for operational and compliance risks as part of the scope of VOR. The information provided to the ACC by the Internal Audit & Risk Department on the main risks, risk management systems and requirements of the VOR, as set out in the chapter Risk Report of the management report, provided the substantiation for the advice by the ACC to the Board on the Statements by the Board on Risk Management included below in this Governance Chapter. Likewise, the ACC reviewed the proposed amendment of the Company’s Risk Control and Management Policy. Compliance program The ACC oversaw Ferrovial's compliance program and assessed its effectiveness. The Compliance Department reported to the ACC on the program’s design, objectives, strategic priorities and key actions. It also reviewed the internal policies and procedures issued, the training and awareness campaigns and the resources allocated. Furthermore, the ACC has received regular updates from the Compliance Department regarding the operation of the ethics channel and the actions undertaken to enhance its robustness. Corporate governance actions The ACC has undertaken the following actions in this area: • On related party transactions, the ACC has reported on the related-party transactions submitted for approval by the Board; and monitored pre- approved related-party transactions. • The Secretary presented the proposed training program for the ACC members and informed the Committee about the Directors’ responsibilities regarding ESG matters and the applicable regulations on this field. • It also resolved to submit to the Board an amendment of the Board Rules. • It approved its work plan for 2026, detailing the matters to be discussed at each of its meetings in the year, and reviewed and reassessed the ACC’s Charter. Cybersecurity overview The ACC has been informed by the Security Information Department and has received regular updates regarding the overall cybersecurity context; relevant cybersecurity incidents; Ferrovial’s status; the key focus areas of the cybersecurity plan; and the measures implemented for information protection. Oversight of the Company’s tax policy The Group Tax Director reported to the ACC about the status of uncertain tax positions, the main on-going tax audit, developments in major tax proceedings and the main actions taken in tax control procedures. Monitoring of Ferrovial projects The ACC was briefed by the CEO of Construction on the division’s key economic and financial indicators and the progress of its main projects. It was also updated by the CIO and others managers regarding the development of the UK waste treatment business and on Ferrovial’s venture portfolio. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_221

2.7.3 Nomination and Remuneration Committee 2.7.3.1 Duties Among its duties, the Nomination and Remuneration Committee (the “NRC”) identifies individuals qualified to become Directors, consistent with criteria approved by the Board, recommends that the Board selects the Director nominees to be presented by the Board to the General Meeting, and prepares the decisions to be made by the Board relating to the compensation of Directors and executive officers. Furthermore, the NRC monitors compliance with the Remuneration Policy set by Ferrovial and periodically reviews the Remuneration Policy for Directors and senior managers. The charter for the NRC was approved by the Board of Directors. It sets out its duties and responsibilities. The charter is reviewed annually and updated if and when appropriate. 2.7.3.2 Composition The number of members of the NRC is determined by the Board, provided the NRC shall consist of at least two Directors. All members of the NRC must consist of Non-Executive Directors, the majority of whom qualify as independent under the Dutch Corporate Governance Code. Each NRC member must meet the independent requirements of Nasdaq listing rules, including the independence requirements applicable to members of a compensation committee, subject to any available exception. Pursuant to the Dutch Corporate Governance Code, the chairperson of the NRC shall always be an Independent Non- Executive Director. The chairperson of the NRC cannot be the Chairman or the Lead Director or any Director that has previously been an Executive Director. The NRC is currently composed of five members, all of whom qualify as independent under the Dutch Corporate Governance Code: (i) Mr. Bruno Di Leo (chairman); (ii) Mr. José Fernando Sánchez-Junco; (iii) Ms. Hanne Sorensen; (iv) Mr. Gonzalo Urquijo; and (v) Ms. Hildegard Wortmann. They were appointed based on their expertise, ensuring that they possess the requisite knowledge, skills, and experience necessary to fulfill the duties assigned to them. For the relevant experience of each NRC member, please see the resumes of its members in Section 2.3 of this chapter. The secretary of the NRC is Mr. Carlos Cerezo, who is the Chief Human Resources Officer of Ferrovial. 2.7.3.3 Meetings and activities undertaken The NRC meets when convened by its chairperson, who must do so whenever requested by the Board, the Chairman, or two NRC members, and in any case, whenever appropriate for the proper exercise of its duties. During financial year 2025, the NRC held four meetings. In addition, the NRC adopted two written resolutions outside of these meetings. The Chairman of the NRC invited the relevant persons within Ferrovial, including e.g. the Chairman, the CEO and the Secretary of the Board. The NRC’s Chairman holds meetings with the Secretary of said Committee prior to each Committee meeting, with whom he also has regular contact. The NRC also receives all reports prepared by the Human Resources Department as part of the implementation of the annual work plan approved by said Committee. The minutes of the meetings of the NRC were available to all Board members so that they were aware of the matters discussed and the decisions adopted. They were previously informed of the call for the meetings, and the agenda and the documentation distributed for each meeting were made available to them on the digital platform set up for this purpose. A description of the main activities undertaken by the Nomination and Remuneration Committee is set out below: Board and Committee Membership The Committee proposed Mr. Rafael del Pino for reappointment as Executive Director; and the reappointment as Non-Executive Directors of Mr. Oscar Fanjul, Ms. María del Pino, Mr. José Fernando Sánchez-Junco, Mr. Bruno Di Leo, Ms. Hildegard Wortmann and Ms. Alicia Reyes. All of them were submitted to the Board and to the General Shareholders' Meeting for approval. It also examined the composition of the Board of Directors and its Committees, and reviewed the category attributed to each of the Directors. At the end of the financial year, the NRC oversaw the succession plan for the Chairman and the CEO and reviewed the positions held by the non- Executive Directors outside Ferrovial. It also reported favorably on the appointment of Ferrovial's representatives to the Boards of Directors of its main subsidiaries and investees. Compensation At the beginning of the year, the NRC reviewed the proposed Remuneration Report, introducing, among other amendments: (i) change in the company´s benchmarking comparison group; (ii) Inclusion of a second comparison group in the Executive Directors’ in the Long-Term Incentive Plans (LTIP) metrics and Total Shareholder Return (TSR) calculation; and (iii) In the Long-Term Incentive Plans 2023 and 2024 description, a note has been added highlighting that any remuneration granted will be in accordance with applicable laws and regulations. The NRC submitted this proposal to the Board of Directors for approval by the General Shareholders' Meeting. With regard to the remuneration of the members of the Board in their capacity as such, the NRC reviewed the settlement for the financial year 2024 in accordance with the details set out in the Remuneration Report. It also reported favorably on (i) the maximum annual amount of their remuneration included in the Company’s Remuneration Policy approved by the General Shareholders’ Meeting; and (ii) the distribution of this amount among the Directors. The NRC proposed to amend the Directors’ Remuneration Policy. The Committee submitted this proposal to the Board of Directors for approval by the General Shareholders’ Meeting. Amongst others, the Committee proposed to include these amendments: (i) Remuneration structure of Directors in their capacity as such: simplified remuneration structure, an increase in the annual total remuneration amount, and share-based compensation not linked to performance and with a holding period; (ii) increase in the fixed remuneration of the Chairman; and (iii) increase in the fixed remuneration of the CEO. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 222_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Regarding the Directors' share plan to pay a part of the directors’ remuneration in their capacity as such (as stated in the new Remuneration Policy), the NRC proposed such plan, which includes its main features such as its administration & termination, the amount of shares, the holding period and (v) governing law and jurisdiction. In relation to the remuneration of Executive Directors and other executive officers, the NRC reported favorably on the proposals for (i) variable remuneration and other compensation components corresponding to financial year 2024; (ii) fixed remuneration for 2025; and (iii) the individual grant of units for financial year 2025 under the Long-Term Incentive Plan (LTIP). As for other senior managers, the NRC reviewed (i) their variable remuneration and other remuneration items for the 2024 financial year; (ii) their fixed remuneration for 2025; and (iii) the individual grant of units corresponding to financial year 2025 under the LTIP. With regard to the LTIP 2023-2025, the NRC proposed to the Board of Directors to adjust the diversity KPI of the LTI in 2025. The NRC also proposed to the Board of Directors the objectives for the Chairman’s and CEO’s 2025 annual variable remuneration. Likewise, it verified the information on the remuneration of the Directors and senior management contained in the corporate documents and checked the observance of the Company's remuneration policy. The NRC also reported favorably on the proposal for a revised version of the contract with the Chairman, for the purposes of being aligned with other Dutch multinational groups, bringing it in line with market standards. The NRC received a report on Ferrovial’s clawback policy (for more information on clawback, please refer to section 2.3.3 of the Remuneration Report). At the end of the financial year, it proposed a LTIP for Executive Directors and executives of the Ferrovial Group for the period 2026-2028, and submitted it to the Board of Directors for approval, and for submission to the next General Shareholders' Meeting with respect to the Executive Directors. Additional duties The NRC analyzed the development of proxy advisors voting recommendations on the Directors' Remuneration Policy and the Annual Remuneration Report, and on the outcome of the votes on these two documents at the General Shareholders' Meeting. In accordance with article 29 of the Board Rules, the NRC agreed to retain an external consultant to support the annual self-evaluation process of the Board, its Committees, the Executive Directors and the Non-Executive Directors. The Committee prepared its report for evaluation by the Board (assuming as such the report on its operations in 2024). Regarding Human Capital Management, the NRC received reports on: • belonging and inclusion strategy deployment. • the succession plan for the senior management team; • talent management; and • result of the employee opinion survey 2024. The NRC finally carried out the annual review of its Charter. 2.8 OTHER BOARD-RELATED MATTERS 2.8.1 Composition requirements and goals Ferrovial embraces the importance of diverse perspectives and experiences, also with respect to the composition of the Board. Ferrovial believes the current composition of the Board offers such diverse perspectives in terms of, amongst other factors, gender, nationality, expertise and experience. Ferrovial is subject to both Dutch law and the Dutch Corporate Governance Code with respect to a balanced composition of the Board. Pursuant to Dutch law, Ferrovial is required to apply a mandatory quota of at least one-third women and at least one-third men in relation to appointments of Non-Executive Directors. Subject to such exceptions as provided for by law, a resolution to appoint a Non-Executive Director who does not contribute to the mandatory quota while the quota is not met, is null and void (nietig). In such event, the person in question will not become a Non-Executive Director. The quota applies to new appointments, meaning companies can reappoint a Non-Executive Director without complying with the one-third quota in respect of such re-appointment, but only where this occurs within eight years after the year of the Non-Executive Director’s first appointment. In addition, Ferrovial is required to set specific, appropriate and ambitious goals in respect of gender for its Executive Directors and leadership team. During 2025, the Non-Executive Directors comprised six male Non-Executive Directors and four female Non-Executive Directors – since the resignation of Ms. Reyes in January 2026, the Non-Executive Directors comprise six male and three female Non-Executive Directors– satisfying Dutch law requirements. Furthermore, in accordance with to the Dutch Corporate Governance Code, Ferrovial adopted a Belonging and Inclusion Policy which is published on Ferrovial's website (for more information on the Belonging and Inclusion Policy please see S1-1 Policies Related to Own Workforce in the Statement on Non-Financial Information in this management report). The Belonging and Inclusion Policy is designed to promote a culture of belonging and inclusion, a work environment that fosters talent development and innovation, including through variation in perspectives and experiences at Ferrovial, in each case subject to and in accordance with applicable law, and is intended to comply with the requirements of the Dutch Civil Code and the Dutch Corporate Governance Code. In compliance with such Code, the Belonging and Inclusion Policy sets the following goals in respect of the Board and the Leadership Team: • The Board seeks that its members that are executive directors consist of at least one-third women and one-third men. • Currently, both Executive Directors are male, as was the case at the time the obligation to set specific, appropriate and ambitious goals for its Executive Directors came to apply to Ferrovial. Ferrovial regularly prepares for succession planning in which this goal is also taken into consideration such that once a new Executive Director will be proposed for appointment, the Board will seek to satisfy its goal in this respect, in addition to other relevant considerations in determining the most appropriate candidate for a newly appointed Executive Director. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_223

• The Board seeks that its members that are non-executive directors consist of at least one-third women and one-third men (in alignment with the requirements set out above). During 2025 four Non-Executive Directors were female and six Non-Executive Directors were male - since the resignation of Ms. Reyes in January 2026, three female and six male - meeting Ferrovial’s goals in this respect. • The Leadership Team seeks to consist of at least 30% women and at least 30% men by December 2025. For the purpose of this target, “Leadership Team” refers to Ferrovial’s Management Committee, Corporate Directors, Business Unit Directors and their direct reports with “Head of” category, determined in accordance with applicable local laws and regulations. As of 2025 year-end, the percentage of women in this group was 29% (calculated in accordance with applicable local laws and regulations), showing consistent progress since 2020. Accordingly, Ferrovial is very close to meeting its goal in this respect, while taking account of local laws and regulations). Nevertheless, a combination of market, sector, and internal dynamics explains why the goal is not fully met. First, women remain significantly underrepresented in infrastructure-related disciplines. Secondly, although female participation in early career and experienced hiring has been strong and stable at Ferrovial —44.6% in entry level roles and 35.1% in experienced hires (on average for the period 2022–2024)— progression into Leadership Team roles depends on role availability, time in role required before promotion, succession planning cycles, and geographic mobility willingness. In order to meet its goals moving forward, Ferrovial has taken several measures in accordance with applicable local laws and regulations, including (i) leadership development programs focused on executive training, mentoring, and exposure to strategic projects, (ii) partnerships with leading universities and STEM-focused programs, (iii) local actions tailored to each region and context, and (iv) over 300 other initiatives around belonging and inclusion in the past two years targeting at building a culture of belonging and inclusion. Ferrovial believes these measures support meeting its goals in this respect within a realistic timeframe. 2.8.2 Evaluation The Board evaluated its operation and that of its Committees, and of, separately, the Executive Directors and the Non-Executive Directors, all with the support of an external consultant. The appointment of such consultant was prepared and the independence was reviewed by the Nomination and Remuneration Committee. The Executive Committee, the Audit and Control Committee, and the Nomination and Remuneration Committee prepared an annual report on their functioning for assessment by the Board. Directors completed a comprehensive questionnaire prepared by the external consultant and participated in interviews with the consultant. The consultant then processed and evaluated the information, suggestions, and comments gathered, presenting the outcomes during a Board meeting. The evaluation process encompassed several aspects, including: (i) addressing overarching issues influencing the Board, such as the number of Directors, their expertise and capabilities, succession planning, training initiatives, independence, and decision-making abilities, as well as oversight of Committees; (ii) evaluating the operational dynamics, competencies, and interactions with the management team; and (iii) assessing the performance of the Chairman, CEO, and Secretary. The external consultant advising on the evaluation process reported that the evaluation did not reveal any red flags in the evaluation processes. The Board discussed the evaluation, which overall showed a high level of functioning of both the Board, the Committees, and, separately the Executive Directors and the Non-Executive Directors. The evaluation also served to identify key matters which the board prioritizes and related points of action in relation to its operation. In particular, the Board identified the key conclusions and points of action of the evaluation: US expansion and succession plans are a priority, considering strengthening the Board with North American expertise, devoting time to further risk management discussions, good Board dynamics, and focus on the supervision of strategy execution. Follow-up actions relating to these conclusions include dedicated additional time and attention devoted during Board meetings to succession planning and evaluation of risks and risk management. 2.8.3 Conflict of interest Pursuant to Dutch law and the Articles of Association, if a Director has a direct or indirect personal conflict of interest with Ferrovial and its business as referred to in article 2:129(5) of the Dutch Civil Code (Burgerlijk Wetboek) (the “BW”), such Director may not participate in the Board’s deliberations and decision-making on that matter. Pursuant to the Board Rules, an Executive Director must, without delay, report any potential conflict of interest that is material to Ferrovial or such Executive Director to the other Executive Directors and the Lead Director or, if the Chairman is an Independent Director, the Chairman. The Executive Director must provide all relevant information on this subject, including information relevant to the situation regarding his spouse, registered partner or life companion, foster child or relative by blood or marriage up to the second degree. Pursuant to the Board Rules, a Non-Executive Director must, without delay, report any potential conflict of interest that is material to Ferrovial or such Non-Executive Director to the Lead Director or, if the Chairman is an Independent Director, the Chairman. If the conflict of interest concerns the Lead Director or, if the Chairman is an Independent Director, the Chairman, such report must be made to the Vice-Chairman. The Non-Executive Director must provide all relevant information on this subject, including information relevant to the situation regarding his spouse, registered partner or life companion, foster child or relative by blood or marriage up to the second degree. If no resolution of the Board can be adopted as a consequence of such a personal conflict or Article 2:169(4) BW being applicable to all Directors, the resolution may be adopted by the General Meeting. Article 2:169(4) BW provides that, in case of a related party transaction, a Director may not participate in the Board’s deliberations and decision-making if the Director is involved in the transaction with the related party. Directors Rafael del Pino and María del Pino are brother and sister. Ignacio del Pino, Chief Investment Officer, is the son of Chairman Rafael del Pino and the nephew of Director María del Pino. Otherwise, there are no family relationships between any of the Directors or members of senior management. 2.8.3.1 Transactions in which there are conflicts of interest. There were no transactions in which there were conflicts of interest during the financial year 2025 period. 2.8.3.2 Transactions with shareholders that hold at least 10% of Ferrovial share capital There were no transactions with shareholders that hold at least 10% of the share capital of Ferrovial of material significance to Ferrovial or such shareholder during financial year 2025. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 224_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

3.SENIOR MANAGEMENT Senior managers are defined in the Board Rules as those persons who are members of Ferrovial’s Management Committee or who report directly to the Board, a Director or the Executive Committee. 3.1 MANAGEMENT COMMITTEE The Ferrovial Group’s daily management is performed by the Management Committee, consisting of the CEO and certain other members of the Senior Management. The members of the Management Committee are currently: Mr. Ignacio Madridejos: Chief Executive Officer of Ferrovial Mr. Dimitris Bountolos: Chief Information and Innovation Officer Mr. Luke Bugeja: Chief Executive Officer of Ferrovial Airports Mr. Carlos Cerezo: Chief Human Resources Officer Ms. María José Esteruelas: Chief Executive Officer of Ferrovial Energy Mr. Ignacio Gastón: Chief Executive Officer of Ferrovial Construction Ms. Geerte Hesen: Secretary of the Board and Chief Legal & Compliance Officer Mr. Ernesto Lopez Mozo: Chief Financial Officer Mr. Ignacio del Pino: Chief Investment Officer Mr. Andrés Sacristán: Chief Executive Officer of Cintra (Highways) 3.2 OTHER SENIOR MANAGERS Other senior managers who are not part of the Management Committee but report directly to the Board, a Director or the Executive Committee are: Mr. Valentín Alfaya: Director of Sustainability Mr. Alberto Ferreiro: Chief Audit and Risk Officer Ms. Patricia Leiva: Director of Communication and Corporate Social Responsibility Mr. Miguel Verde: Chief Executive Officer of Digital Infrastructure 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_225

3.3 BIOGRAPHIES OF THE SENIOR MANAGERS 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 226_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT Ignacio Madridejos CEO Civil Engineer from the Polytechnical University of Madrid and MBA from Stanford Business School. CEO of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2019). Former Regional President of CEMEX USA; Regional President of CEMEX Northern Europe; global responsible of CEMEX Energy, Health & Safety and Sustainability areas; President of CEMEX Spain; and CEO of CEMEX Egypt. He previously worked at McKinsey and Agroman. He was also President of OFICEMEN (Spanish Association of Cement Manufacturers), IECA (Spanish Institute of Cement and its Applications), and CEMBUREAU (European Cement Association). Dimitris Bountolos Chief Information and Innovation Officer Civil Engineer from the University of Granada, with executive education from Harvard, Stanford, ESADE, and IESE. His professional background spans nearly two decades across infrastructure, aviation, mobility, technology, and innovation-driven sectors. He has been a founder and partner of technology-based startups in aerospace, drones, digital platforms, and employee experience, including Zero 2 Infinity, Guudjob, and BlueSouth. He has held senior executive positions in international companies, including Chief Digital Officer at LATAM Airlines and Vice President of Customer Experience at Iberia, where he also served as Director of Madrid-Barajas Airport. He has acted as Senior Advisor to McKinsey & Company in the Travel, Transport & Logistics practice, Senior Advisor to NASA’s Chief Innovation Officer in Houston, and Advisor to the Wall Street Journal CIO Network. He also participates in international advisory boards and executive networks focused on technology and digital transformation. Luke Bugeja Chief Executive Officer of Ferrovial Airports MBA from Deakin University and Diploma in Tourism and Travel from William Angliss College (both in Melbourne). He has spent most of his career in aviation industry and airport infrastructure with operational, commercial, and financial experience in airlines, airports and investment management. Most recently, he was an operating partner at Hermes GPE and was responsible for their transport investments. Previously, he held senior executive positions at OMERS (Ontario Municipal Employees Retirement System), Ontario Airport Investments and Macquarie Bank Limited / Map Airport. Over a period of 14 years, he has held senior positions at Changi Airports International in Singapore and airports in London City, Brussels and Bristol. He has 16 years of experience in the airline business, having worked at Virgin Blue and Qantas Airways. In May 2021 he was named CEO of Ferrovial Airports. Carlos Cerezo Chief Human Resources Officer Degree in Philosophy from Complutense University of Madrid, Master in Human Resources from CEU and Executive MBA from IE Business School. He joined Ferrovial in 2006 and since 2015, he held the position of Human Resources and Communications Director of Ferrovial Services. Previously, he was the Corporate HR Development Director and the HR Director of the Corporate Area. In 2020, he was appointed Chief Human Resources 0fficer. Prior to joining the company, he held various positions of responsibility in the field of consulting at IBM and PwC.

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_227 María José Esteruelas Chief Executive Officer of Ferrovial Energy Degree in Industrial Electrical Engineering from ICAI (Comillas Pontifical University, Madrid), Master’s Degree in Operations Management from IE Business School and a PDG from IESE Business School. She joined Ferrovial in 2021 as Managing Director of Energy Solutions. Previously, she developed her career in Abengoa, where she has held various positions in different areas, including Director of Concessions, Director of Latin America, Director of the Energy Division, Director of the Americas Region and member of the Executive Committee. She was a member of the Board of Directors of Applus+, from February 2019 to June 2024. Juan Ignacio Gastón Chief Executive Officer of Ferrovial Construction Civil Engineer from the University of Cantabria and MBA from the London Business School. He joined Ferrovial in 1995, and during his professional career, he has held various high-level positions in the divisions of Construction and Services. In 2003, he joined Amey, and he went on to take the position of Construction Manager at Ferrovial Construction in the United Kingdom in 2007. In 2013, he was named Managing Director at Ferrovial Services Spain, a position that he held until being chosen as Chief Executive Officer at Ferrovial Construction in November 2018. Ernesto López Mozo Chief Financial Officer Civil Engineer (Polytechnical University of Madrid) and holds an MBA from The Wharton School of The University of Pennsylvania. In October 2009 he was appointed Chief Financial Officer of Ferrovial. Previously, he held various management positions at Telefónica Group, JP Morgan and Banco Santander. He worked in Civil Engineering before obtaining the MBA degree. Member of the IFRS Advisory Council (2013-2015). Appointed Chairman of the Board of Directors of Aegon España, S.A. in 2023 (member of the board during 2016-2023), where he is also member of the Audit Committee. Geerte Hesen Secretary of the Board and Chief Legal & Compliance Officer PhD in Economics and Law from the University of Maastricht, with visiting scholarships at the Scandinavian Consortium for Organisational Research (SCANCOR) Stanford University, UC Berkeley School of Law, and Columbia Law School. She holds master degrees in both International Economics and Law from Maastricht University. Chief Legal and Compliance Officer and Secretary of the Board of Directors of Ferrovial SE since 2024. She is a member of the Supervisory Board and Audit Committee of CARE Netherlands. She previously held the position of General Counsel at Lumicks, Deputy General Counsel at ASML, and Head of Legal at Philips Personal Health, and was a senior associate at the law firm of De Brauw Blackstone Westbroek.

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 228_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT Ignacio del Pino Chief Investment Officer Degree in Mechanical Engineering from the Massachusetts Institute of Technology (MIT) and an MBA from the Stanford Graduate School of Business. He began his professional career working in investment banking and private equity at JP Morgan and Oaktree Capital Management. He joined Ferrovial in 2017 and was appointed Corporate Finance Director in January 2023. In November 2024, Mr. del Pino was appointed Chief Investment Officer of Ferrovial. As Chief Investment Officer, he is responsible for the implementation of the company’s capital allocation strategy. Civil Engineer from the Polytechnical University of Madrid. He began his career with Cintra in 2001 holding several positions in the car parks division, including Head of Development, before moving on to the Toll Roads division where he served as Head of Operations at Eurolink M4 (Ireland) and Managing Director of Radial 4 (Madrid). In 2010, he was appointed Country Manager for Spain and a member of the Executive Committee. In 2013, he became Head of Europe and also took charge of the Australian and Colombian markets in 2015. In 2017, he was appointed Director for Canada and CEO of 407 ETR. In 2020, Andrés Sacristán took over the management of Cintra US, where the company built and operates five innovative managed lanes projects. He was appointed CEO of Cintra in 2021. Andrés Sacristán Chief Executive Officer of Cintra (Toll Roads)

BIOGRAPHIES OF OTHER MEMBERS OF SENIOR MANAGEMENT 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_229 Valentín Alfaya Sustainability Director Ph.D. cum laude in Biology (Complutense University, Madrid), and a M.Sc. in Environmental Engineering (EOI Business School, Madrid). Professional career in various sectors extends over 30 years, currently as Sustainability Director at Ferrovial. Between 2004 and 2008 he performed also as Group Risk Manager. Founder and former Chairman of the Spanish Green Growth Group, he has been member of the Governing Board of the EIT Climate-KIC, the Advisory Board at the Biodiversity Foundation (Spanish Ministry for Ecological Transition), and the Advisory Board at REDS (Spanish chapter of the UN-SDSN), among other institutions. Author of several books and scientific papers, also serves as Research Scientist at the Global Change Research Institute, as well as Associate Lecturer at Rey Juan Carlos University (Madrid) and Comillas Pontificia University (ICAI). Alberto Ferreiro Chief Audit and Risk Officer Business degree from ICADE, Master in Finance from CUNEF, AMP from IESE and GSMP from the University of Chicago Booth School. In May 2008 he joined Ferrovial when he was appointed Chief Audit Executive. All his professional life has been devoted to internal audit in leading international and diversified groups. He started in Banco Santander in 1991, moved to Union Fenosa (now Naturgy) in 2000, before joining Ferrovial in 2008. He actively works with the internal audit industry in promoting its value to the organizations. In 2024 additionally assumed responsibility for the Risk function in order to enhance its scope to serve as a useful tool for management decision-making and adapt it to the best international standards. Miguel Verde CEO of Digital Infrastructures Civil Engineer from the Polytechnical University of Madrid and AMP at the Chicago Booth School of Business. Miguel began his career at Ferrovial in 2003 holding different positions across the construction division in Spain. In 2010, he moved to the United States to work at LBJ Express Highway as segment manager. He subsequently joined Webber LLC in 2014, where he held different roles including VP of project controls. In 2018 he was appointed President of the Heavy Civil Division. He returned to Spain in 2023 as Ferrovial’s Director of Rail Works and Civil works. On December 2025 he was appointed CEO of Ferrovial Digital Infrastructure. Patricia Leiva Director of Communications & CSR Degree in Communications from the Complutense University of Madrid and a PDD from the IESE Business School. She has more than 25 years of experience in Communication and Corporate Reputation Management. As a journalist, she worked at ABC, Cadena COPE and Europa Press, where she specialized in economic information. In corporate communications, she was head of External Communications and Media Relations at KPMG and executive vice president of Communications, Corporate Responsibility and Institutional Relations at ING DIRECT. Until her appointment at Ferrovial, she held the position of director of Communication, Institutional Relations and Sustainability for Mahou San Miguel.

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

4. GENERAL MEETING, SHARE CAPITAL AND VOTING RIGHTS

4.1 GENERAL MEETING AND ITS POWERS

4.1.1 Place and Time of the General Meeting

General Meetings, unless held fully electronically to the extent permitted by law, are usually held in the municipality where Ferrovial has its seat (Amsterdam), or may be held in Rotterdam, The Hague or Utrecht, in the Netherlands. Each year, the Board convenes at least one General Meeting to be held within six months after the end of Ferrovial's financial year. Extraordinary General Meetings may be held as often as the Board deems desirable. In addition, subject to applicable law, one or more persons with the right under Dutch law to attend a general meeting ("Meeting Rights") individually or jointly representing at least 10% of the outstanding share capital may request the Board in writing to convene a General Meeting.

4.1.2 Calling and Agenda of the Meeting

The notice calling a General Meeting is issued by an announcement, which is published electronically and must be given at least 42 days prior to the day of the meeting.

The agenda for the annual General Meeting, among other things, typically includes the annual report and the adoption of the Annual Accounts, discharge of the Directors and certain authorizations to the Board. At least every four years, the adoption of the remuneration policy for the Board is included in the agenda.

Subject to applicable law, items requested to be added to the agenda by one or more persons with Meeting Rights in writing, individually or jointly representing at least 3% of the outstanding share capital, will be included in the notice calling the General Meeting or announced in the same manner if Ferrovial has received the substantiated request no later than 60 days before the day of the General Meeting.

4.1.3 Conduct of the General Meeting

General Meetings are chaired by the Chairman or such other person as determined in accordance with the Articles of Association.

Each shareholder (as well as other persons with voting rights or Meeting Rights) may attend the General Meeting, address the General Meeting and exercise voting rights pro rata to his or her shareholding, either in person or by proxy.

Shareholders may exercise these rights, if they are the holders of shares on the record date, i.e., the 28th day before the day of the General Meeting and they have registered to attend the General Meeting in a timely manner.

4.1.4 Resolutions of the General Meeting and amendments to the Articles of Association

Resolutions are adopted by a simple majority of votes cast without a quorum requirement being applicable, subject to certain exceptions provided by Dutch law or the Articles of Association. Pursuant to Dutch law, no vote may be cast at the General Meeting on a share held by Ferrovial or a subsidiary. If there is a tie in voting, the proposal will be rejected.

The Articles of Association stipulate that certain resolutions require a majority exceeding a simple majority of votes cast. Specifically, the limit and exclusion of pre-emptive rights, the reduction of share capital, and amendments to the Articles of Association require a majority of at least two-thirds of votes cast if less than one-half of the issued share capital is represented at the meeting. The Articles of Association stipulate that certain resolutions may only be adopted upon a proposal thereto by the Board. These include resolutions on the amendment of the Articles of Association, on legal mergers and legal demergers, the appointment of Directors, the issue of shares, limitation or exclusion of pre-emptive rights, the reduction of share capital, distributions in kind, the remuneration policy, and dissolution.

4.1.5 General Meeting in 2025

The Annual General Meeting of Ferrovial was held on April 24, 2025 in Amsterdam, the Netherlands, with an attendance of 70.43% of the issued and outstanding share capital. All the resolutions on the agenda were approved and are available on Ferrovial's website.

4.2 SHARE CAPITAL

Pursuant to the Articles of Association, Ferrovial's authorized share capital amounts to EUR 30,000,000 representing 3,000,000,000 shares with a nominal value of EUR 0.01 each.

The issued share capital as of December 31, 2025 was:

Issued share capital (€)	Number of shares	Number of voting rights
7,337,553.72	733,755,372	733,755,372

13,129,191 shares were held in treasury as of December 31, 2025. All issued shares are fully paid-up.

Each share gives the right to cast one vote at the General Meetings. All shareholders have the same voting rights. There are no different types of shares with different associated rights.

230_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

4.3 TRANSFER OF SHARES, SPECIAL VOTING RIGHTS AND RESTRICTIONS VOTING RIGHTS The transfer of shares (which, for the avoidance of doubt, is not a beneficial entitlement to a share held through the systems of the Depository Trust Company (“DTC”), Iberclear, Euroclear Bank or Euroclear Nederland) requires a deed executed for that purpose and, save in the event that Ferrovial itself is a party to the transaction, written acknowledgement of that transfer by Ferrovial. Serving of the deed of transfer or of a certified notarial copy or extract of that deed, on Ferrovial, will be the equivalent of acknowledgement. This applies equally to the creation of a right of pledge or a right of usufruct on a share, provided that a right of pledge may also be established without acknowledgement by, or service on Ferrovial, with due observance of section 2:86c(4) BW. There are no restrictions on the transferability of shares in the Articles of Association or under Dutch law. However, the transfer of the shares into jurisdictions other than the Netherlands and Spain may be subject to specific regulations or restrictions. There are no agreements between shareholders which are known to Ferrovial that may result in restrictions on transfer of shares or the exercise of voting rights. 4.4 ISSUANCE AND REPURCHASE OF (RIGHTS TO) SHARES 4.4.1 Issuance of shares and exclusion of pre-emptive rights Pursuant to the Articles of Association and with due observance of the applicable statutory provisions, the Board resolves on the issuance of shares and determines the issue price, as well as the other terms and conditions of the issuance, if and insofar as the Board has been authorized by the General Meeting to issue shares. Unless otherwise stipulated at its granting, the authorization cannot be withdrawn without a proposal thereto by the Board. The Board’s authorization may be extended by specific consecutive periods. If and insofar as the Board has not been authorized, the General Meeting, pursuant to a proposal thereto by the Board, resolves on the issuance of shares and determines the issuance price, as well as the other terms and conditions of the issuance. The above equally applies to the granting of rights to subscribe for shares, such as options, but is not required for an issuance of shares pursuant to the exercise of a previously acquired right to subscribe for shares. Ferrovial may not subscribe for its own shares on issuance. The Board was authorized by the General Meeting, for a period of 18 months from the date of the 2025 annual General Meeting that was held on April 24, 2025, i.e., up to and including October 23, 2026, to issue shares, or grant rights to subscribe for shares, up to a maximum of 10% of Ferrovial’s issued share capital for general purposes. In addition, the Board was authorized, for a period of 18 months from April 24, 2025, i.e., up to and including October 23, 2026, up to a maximum of 5% of Ferrovial 's issued share capital to issue shares in relation to one or more scrip dividends. The Board was also authorized by the General Meeting for the same period to exclude pre-emptive rights for any issuance under these authorizations. 4.4.2 Acquisition of its shares by Ferrovial Ferrovial may acquire fully paid-up shares if and insofar the General Meeting has authorized the Board to do so with due observance of statutory provisions. No authorization from the General Meeting is required if Ferrovial repurchases fully paid-up shares for the purpose of transferring these shares to Ferrovial or Ferrovial Group employees pursuant to any applicable equity plan, provided that the shares are quoted on an official list of a stock exchange. The Board was authorized by the General Meeting, for a period of 18 months from the date of the 2025 annual General Meeting held on April 24, 2025, i.e., up to and including October 23, 2026, to acquire shares provided that Ferrovial and Ferrovial Group companies do not hold more than 10% of Ferrovial’s issued share capital, and against a price of up to 110% of their quoted price on a market on which the shares are listed, as determined by the Board, on the date of repurchase. For more information on Ferrovial 's share buy-back programs pursuant to this authorization, see Note 5.1 of the Consolidated Financial Statements. 4.4.3 Capital reduction Pursuant to a proposal of the Board, the General Meeting may decide to reduce the issued share capital with due observance of article 2:99 BW. The issued share capital may be reduced by reducing the nominal value of shares by means of an amendment to the Articles of Association or by cancelling shares. A resolution of the General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast, if less than one-half of the issued share capital is present or represented at the General Meeting or a simple majority if one-half or more of the issued share capital is present or represented at the General Meeting. The General Meeting resolved to cancel shares as these may be held by Ferrovial from time to time. The number of shares that will be cancelled will be determined by the Board. The cancellation may be implemented by the Board in one or more tranches. This resolution will lapse 18 months after the date of the 2025 annual General Meeting which took place on April 24, 2025, i.e., up to and including October 23, 2026. 4.5 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 4.5.1 Major Shareholders The following table sets out the shareholders (either directly or indirectly) holding a substantial interest (substantiële deelneming) (i.e., a holding of at least 3% of the share capital or voting rights) in Ferrovial (the “Major Shareholders”). This list of Major Shareholders is based on the information published on the website of the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, AFM) on major shareholders in Ferrovial as of December 31, 2025. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_231

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report **4. Corporate Governance Report** 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements

Amount of Share Capital Owned			
Shareholder	**Number / class of shares**	**Percentage of share capital**	**Percentage of voting rights**
Rafael del Pino Calvo-Sotelo*[1]	157,986,603	21.53 %	21.53 %
TCI Fund Management Ltd.*[2]	72,970,294	10.03 %	10.03 %
María del Pino y Calvo-Sotelo	63,430,056	8.64 %	8.64 %
BlackRock Inc. *[3]	31,807,990	4.33 %	5.06 %

*[1] *Mr. Rafael del Pino was also holds 122,379 Restricted Stock Units.*

*[2] *This figure also includes swaps.*

*[3] *This figure also includes contracts for difference.*

Ferrovial is not directly or indirectly controlled. Ferrovial is not aware of any arrangement that may, at a subsequent date, result in a change of control.

4.5.2 Related-Party Transactions

The information on related-party transactions is included in the note 6.8 of the Consolidated Financial Statements.

5. CHANGE OF CONTROL ARRANGEMENTS AND SPECIAL RIGHT OF CONTROL.

5.1 SIGNIFICANT AGREEMENTS WITH CHANGE OF CONTROL CLAUSES

Significant agreements of Ferrovial that incorporate change of control clauses include:

- In November 2025, Ferrovial issued non-dilutive cash settled convertible bonds, maturing in 2031, admitted to trading on the open market (*Freiverkehr*) of the Frankfurt Stock Exchange. Section 9 (c) of the Terms and Conditions of the bonds, establishes as an event of partial early redemption at the option of the bondholders, the occurrence of a change of control of Ferrovial, that also results in loss or downgrading of Ferrovial´s rating.
- In January 2025, Ferrovial issued bonds admitted to trading on Euronext Dublin, maturing in 2030. Section 6 (c) of the Terms and Conditions included in the issue prospectus, establishes as an event of total or partial early redemption, at the option of the bondholders, the occurrence of a change of control of Ferrovial, that also results in the loss or downgrading of Ferrovial's rating.
- In January 2025, Ferrovial entered into a new multi-currency sustainability-linked revolving credit facility agreement with certain financial institutions that replaced the existing revolving credit facility from April 2014 that was prepaid and cancelled. This stipulates early repayment in the event of a change in control at Ferrovial that also results in the loss or downgrading of its rating, authorizing each of these institutions to withdraw the financing given on an individual basis for 90 days thereafter.
- In May, June and November 2020, Ferrovial Emisiones, S.A. (a subsidiary of Ferrovial) issued bonds admitted to trading on the AIAF fixed income market, guaranteed by Ferrovial and maturing, 2026, 2026 and 2028, respectively. Section 7(c) of the Terms and Conditions included in the issue prospectuses establishes as an event of total or partial early redemption, at the option of the bondholders, the occurrence of a change of control of Ferrovial that also results in the loss or downgrading of Ferrovial's rating.
- In September 2023, Ferrovial issued sustainability-linked bonds admitted to trading on Euronext Dublin, maturing in 2030. Section 6 (c) of the Terms and Conditions included in the issue prospectus, establishes as an event of total or partial early redemption, at the option of the bondholders, the occurrence of a change of control of Ferrovial SE, that also results in the loss or downgrading of Ferrovial's rating.
- In December 2016 and November 2017, Ferrovial and several of its subsidiaries entered into counter-guarantee contracts with several insurance companies for the issuance of bonding guarantees on behalf of Ferrovial Group companies. The contracts include the ability of insurers to request counter-guarantees in cash if there is a change of control at Ferrovial.
- Ferrovial and the Ferrovial Group are also party to less significant contracts, mainly of a financial nature, that require authorizations or set conditions for a change of control or corporate transactions such as a merger or spin-off. These include a change of control in Ferrovial among the grounds for early termination.
- There are also contracts with suppliers of IT services, among others, that include a change of control in Ferrovial among the grounds for early termination.

5.2 EMPLOYMENT, SERVICE AND SEVERANCE AGREEMENTS

There are no agreements between Ferrovial and its Directors or senior managers that provide for indemnities, guarantees or golden parachute clauses when they resign or are dismissed without just cause or if the contractual relationship comes to an end as a result of a takeover bid.

232_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

6. COMPLIANCE AND OTHER POLICIES OF FERROVIAL The management report contains specific sections regarding sustainability and environment; human rights; health, safety and well-being; integrity; and tax management. Please see the relevant sections for detailed information on these matters. 6.1 CODE OF ETHICS AND BUSINESS CONDUCT AND SUPPLIERS’ CODE OF ETHICS The Code of Ethics and Business Conduct (the “Code of Ethics”) is the most important internal regulation of Ferrovial and it is the cornerstone of its compliance program, whose aim is to promote a culture of integrity and establish a common process for monitoring and controlling Ferrovial’s compliance risks under the principle of “zero tolerance” for the commission of irregularities or criminal acts. The Code is available on Ferrovial’s website. The Code of Ethics is applicable to all Ferrovial Group companies and establishes the basic principles to which its Directors, managers and employees must adhere. Pursuant to the Code of Ethics, the key principles of Ferrovial business conduct are: • Compliance with the Law: Ferrovial seeks to conduct its activities in compliance with applicable laws and regulations. • Respect for Human Rights: Ferrovial strives of its actions and those from its employees to be conducted in alignment with the human rights included in the Universal Declaration of Human Rights. • Integrity: The business and professional activities of Ferrovial shall be based on integrity, honesty, preventing corruption and maintaining respect for the individual circumstances and needs of persons involved. Compliance with its Code of Ethics is monitored through the development of its Compliance Program (for more information on the effectiveness of and compliance with the Code of Ethics, please see the section ESRS G1-1 BUSINESS CONDUCT (ETHICS AND TRANSPARENCY AND CORPORATE GOVERNANCE) in the Statement of Consolidated Non-financial and Sustainability Information. The Compliance Program is supervised by the Board directly and through the ACC and each Director has signed a certificate of compliance regarding the Code of Ethics. The Chief Compliance Officer reports periodically to the ACC and at least once a year to the Board on the effectiveness of the Compliance Program. The Chief Compliance Officer also reports at each meeting of the ACC on the performance of the Ethics Channel, which is the mechanism established by Ferrovial to facilitate the reporting of any possible irregularity, non-compliance or behavior contrary to ethics, legality and Ferrovial internal rules by Ferrovial employees or third parties. Please see the ESRS G1-1 BUSINESS CONDUCT (ETHICS AND TRANSPARENCY AND CORPORTATE GOVERNANCE – Ethics Channel) in the Statement of Consolidated Non-financial and Sustainability information section of the management report for further information on the Ethics Channel. Ferrovial also adopted a Suppliers’ Code of Ethics, which establishes the basic principles that govern the actions of suppliers in their commercial relationship with Ferrovial. Ferrovial encourages and expects zero tolerance from its suppliers toward any act that may be considered corruption or bribery of any kind and requires strict compliance with the anti-corruption legislation applicable at all times in the countries in which we operate. Ferrovial also encourages and expects these principles to be shared by its suppliers, to take them on and, in turn, transfer them to their own suppliers and subcontractors in connection with their commercial relations with Ferrovial. For more information on the application in practice of these policies, see ESRS G1-1 Business Conduct (Ethics, Transparency And Corporate Governance) in the chapter Statement of Consolidated Non-financial and sustainability information. 6.2 ANTICORRUPTION POLICY Ferrovial has an Anti-Corruption Policy, available on Ferrovial’s website. The Anti-Corruption Policy governs the behavior of all Directors, officers and employees of the Ferrovial Group , as well as their collaborators in the conduct of business, in the conduct of business, bearing in mind that Ferrovial has implemented a policy of “zero tolerance” of any practice that may be classified as corruption or the giving or receipt of bribes. The Anti-Corruption Policy will govern the interactions between Ferrovial or any companies that comprise the Ferrovial Group and any person, including but not limited to public officials. In addition to the voluntary commitments to integrity and business ethics, the Anti-Corruption Policy mandates strict compliance with applicable anticorruption laws worldwide, including any laws prohibiting the giving or receiving of bribes and corrupt practices, including but not limited to the Dutch Criminal Code, the Spanish Criminal Code, the U.S. Foreign Corrupt Practices Act, the U.K. 2015 Bribery Act, the United Nations Convention against Corruption and the OECD Anti-Bribery Convention. 6.3 INSIDER TRADING COMPLIANCE POLICY AND PROCEDURES Ferrovial has an Insider Trading Compliance Policy and Procedures, also available on Ferrovial’s website. The policy sets forth the guidelines and prohibitions for Directors, managers and other employees (and persons closely associated to them) regarding the legal and regulatory duties and sanctions applicable to insider trading and unlawful disclosure of inside information/material nonpublic information. In addition, the Policy regulates other matters, such as the blackout periods, insiders lists, trading preclearance, prohibited transactions, and notification obligations that must be fulfilled by Board members or other Persons Discharging Managerial Responsibilities when dealing in securities of Ferrovial. 6.4 REGULATION FAIR DISCLOSURE POLICY Ferrovial also has a Fair Disclosure Policy, which is published on Ferrovial's website. Regulation fair disclosure prohibits the selective disclosure of material nonpublic information to certain enumerated persons and is intended to eliminate situations where a company may disclose material nonpublic information to securities analysts or selected institutional investors, before disclosing this information to the general public. The policy contain a set of guidelines to avoid selective disclosure of material nonpublic information and concerning the disclosure of insider information. These include who is authorized to communicate on behalf of Ferrovial to securities markets participants, how Ferrovial manages quarterly earnings release conference calls and updates, Ferrovial’s policy regarding rumors, inadvertent disclosures, delay on the disclosure of inside information and list of insiders. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_233

6.5 DISCLOSURE COMMITTEE Ferrovial has a Disclosure Committee with its own charter which addresses its powers, responsibilities and organization. The Disclosure Committee aims to facilitate Ferrovial 's objective that public disclosures made by Ferrovial to its security holders, the investment community and other stakeholders should (i) be accurate, complete and timely; (ii) fairly present Ferrovial’s financial condition and results of operations in all material respects; and (iii) meet any applicable laws and stock exchange requirements. 7. FINANCIAL REPORTING AND AUDIT 7.1 INTRODUCTION On May 9, 2024, Ferrovial was listed on the Nasdaq Stock Exchange. Being listed on an American Stock Exchange requires the organization to adhere to several regulatory requirements, among them, the Sarbanes-Oxley Act (“SOX”). This law, enacted on July 30, 2002, mandates public companies to define, implement and monitor internal controls to ensure financial information is free from material errors and fraud, thus protecting investors and those relying on public financial information. Ferrovial, as a company already listed in Spain and later in the Netherlands, has had an Internal Control over Financial Reporting (hereinafter “ICFR”) system in place since 2010, when the Spanish Stock Exchange regulator (CNMV) recommended listed companies to follow the COSO framework (Committee of Sponsoring Organizations of the Treadway Commission), which includes a series of best practices and operating principles related with aspects of the System of Internal Control over Financial Reporting. As part of the work done for the listing of Ferrovial’s ordinary shares on Nasdaq, three material weaknesses were identified as defined under the Exchange Act and by the U.S. Public Company Accounting Oversight Board, or PCAOB, in Ferrovial’s internal control over financial reporting, as controls in Ferrovial’s previous ICFR system were not designed at the level required by SOX. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Ferrovial’s annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related specifically to: (i) lack of evidence of management review controls pertaining to control attributes, the precision level applied and documentation of matters resolved, and over the completeness and accuracy of reports used in the controls, (ii) lack of designed, implemented and operating effectiveness testing internal controls over information technology general controls impacting systems and applications used in significant processes, and (iii) lack of control design to ensure appropriate segregation of duties as maintained in recording transactions. During 2024, Ferrovial completed the definition and implementation of its overall SOX model, based on the COSO framework; also started generating evidence for all controls applicable under Ferrovial’s new framework on a recurring basis and commenced a recurring testing program performed by the Internal Audit Department to assess (i) whether the controls were designed properly to address the risks, and (ii) whether the controls were implemented as designed. Also, during 2024, Ferrovial implemented changes in Ferrovial’s internal control over financial reporting to remediate the three material weaknesses identified. At the end of 2024, Ferrovial reviewed the testing results of the Internal Audit Department, focusing on design and implementation of controls in key business processes and in IT applications addressing risks of material misstatements, to assess whether any deficiency or a combination of deficiencies could be qualified as material weaknesses. Following that assessment, Ferrovial concluded that the material weaknesses identified in the listing process had been remediated as of December 31, 2024, except for the insufficient monitoring controls in relation to the activity of privileged users of IT applications, a subset of the previously identified material weakness related to information technology general controls referenced above. In 2025, Ferrovial continued to work to enhance its internal control over financial reporting, particularly those controls related to the material weakness on the insufficient monitoring of the activity of privileged users of IT applications. Also, Ferrovial’s organization has been enhanced, with the creation of an IT Compliance Department which works closely with the Internal Control Department, devoting attention to all the IT General Controls. Finally, a test of effectiveness of Ferrovial’s internal controls has been completed by the Internal Audit Department and also by the external auditor. 7.2 MAIN CHARACTERISTICS OF THE INTERNAL CONTROL SYSTEM OVER FINANCIAL REPORTING Ferrovial’s ICFR system is based on the model outlined by the Committee of Sponsoring Organizations of the Treadway Commission, known as the Internal Control Framework for Financial Reporting (ICFR). This framework delineates the internal control system as a set of rules, procedures and tools designed to reasonably ensure that financial information (i) fairly depicts, in all material respects, the financial condition, cash-flows and results of Ferrovial’s operations and (ii) it is free from material errors. The reliability, accuracy, completeness and timeliness of information significantly contribute to meeting this objective. The periodic evaluation of the internal control system is essential to ensure it remains effective. The subsequent paragraphs delve into the specifics of the ICFRS framework currently in place. 7.3 RESPONSIBILITIES • The Board of Directors is responsible for supervising internal control over the financial reporting system and monitoring, at least quarterly, the preparation of the interim financial statements of Ferrovial, and approving the information which must be provided periodically to the markets or supervisory authorities, safeguarding that the information is prepared observing the same principles as for the annual accounts. In addition, “The Board shall monitor the operation of the internal risk management and control systems and carries out a systematic assessment of their design and effectiveness at least once a year. Attention shall be paid to observed weaknesses, instances of misconduct and irregularities, indications from whistleblowers, lessons learned, and findings from the Internal Audit Department and the external auditor. Where necessary, improvements are made to internal risk management and control systems”. • The Audit and Control Committee (the “ACC”) Charter indicates the following: “The main purpose of the Audit and Control Committee (the “Committee”) of the Board of Directors (the “Board”) of Ferrovial SE (the “Company”) is to oversee the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company, and to assist the Board in its decision-making process in relation to the supervision of the integrity and quality of the Company’s financial and sustainability reporting and the effectiveness of the Company’s internal risk management and control systems. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 234_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

• The practical design, implementation and maintenance of the ICFRs are responsibilities assigned to the members of the Management Committee, who rely on the Corporate Finance Department to globally lead and oversee all phases of the process, as outlined in the “ICFR Framework Procedure in SOX for the Operation of the Internal Control over Financial Reporting System.” This framework is available to all employees on Ferrovial’s intranet. Notably, this responsibility extends beyond the Finance Department, encompassing the entire organization, including Human Resources, Legal Advisory, Information Systems, and all the business divisions, since the financial information is compiled from the activity, information, judgments and estimates made by all of them. • The Internal Control Department, within the Financial Compliance Department, is responsible for monitoring all phases of the process and reporting to the ACC on the progress of its implementation and operation. Its main tasks are: 1. Definition of Scope: Determining the legal entities, processes and IT applications for which internal controls are essential to ensure reliability of the consolidated financial statements. 2. Process and Control Updates: Annually inspecting process and IT documentation together with the owners, to ensure it reflects the actual situation, updating all the required information and facilitating the design of controls. 3. Monitoring the evidence uploaded in Ferrovial’s Internal Control tool (ARCHER) to ensure control owners are complying with the frequency defined in their controls. 4. Monitoring the progress of remediation actions identified either by Ferrovial, the business, Internal Audit or external audit, to ensure they are finalized at year-end or mitigation actions are in place. 5. Assessment of the ineffectiveness identified by the Internal Audit Department to determine the overall impact on the Ferrovial Group’s Consolidated Financial Statements. 6. Related to the previous point, providing an annual certification to the ACC of the assessment of the status of the ICFR and coordinating the preparation of certifications in the organization. 7. Coordination, together with Internal Audit, with the external auditor. 8. Providing SOX training to the organization. • The IT Compliance Department is another key player in the ICFR process, whose main functions are: 1. Contributing to the definition of the business applications together with the Internal Control Department and identification of the relevant IT tools in scope. 2. It also plays a very active role in the identification of risks, in the definition and implementation of consistent and homogeneous controls, and in the implementation of the remediations of control gaps that may be identified during each year. 3. IT also provides an annual certification to the ACC of the assessment of the status of the ICFR 4. Provide SOX training to the IT organization. 5. Coordination, together with Internal Control and Internal Audit, with the external auditor. • The Internal Audit Department also plays a very significant role in the ICFR process, as it is responsible for testing the design and effectiveness of the key controls implemented for all business processes, IT applications and general entity level controls, and also for assessing the governance of the SOX model. This testing process is essential to the early identification of any potential control gaps and to define corrective actions before year-end, and support management in their overall ICFR assessment under Section 404a of the SOX Act. Other tasks undertaken by the Internal Audit Department in connection with ICFR include: 1. Devise, execute and coordinate the timing and extent of the testing plan with external auditors. 2. Communicate results to control owners/reviewers and the Internal Control and IT Compliance Departments. 3. Maintain a register (Summary of Control Deficiencies or SOCD) of all deficiencies found and monitor their status in coordination with the Internal Control and IT Compliance Departments, who will oversee the design and completion of the corresponding remediation plans. 4. Assess the deficient controls identified to determine the overall impact on the Ferrovial Group’s Consolidated Financial Statements. 5. Provide an annual certification to the ACC of the assessment of the status of the ICFR. 6. Report regularly to the ACC and to the Management Committee. 7.4 FERROVIAL FRAMEWORK COMPONENTS As indicated in Section 7.1, Ferrovial’s ICFR process is aligned with the COSO III Enterprise Risk Management Framework, which provides a structured approach to manage internal controls systematically throughout the year, ensuring reliability in financial reporting and compliance with accounting regulations. The process comprises the following 5 blocks, which are described in following sections: 7.4.1 Control Environment The control environment refers to the policies, rules, processes and structures that form the basis on which the Ferrovial Group's internal control system is deployed. The Board of Directors and the ACC establish guidelines regarding the importance of internal control and the expected standards of conduct. All these are considered Entity Level Controls. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_235

7.4.2 Risk Assessment and Scope Definition Identifying risks of material misstatement due to fraud and error in financial reporting is one of the most important stages within the ICFR process. It is a dynamic and iterative process based on which the scope of components (processes, applications and legal entities) and identification of key controls are done. Each year, the Internal Control Department, together with the IT Compliance Department, assess the business processes in scope for that year. It will identify the processes that are material both from a quantitative point of view, considering the prior year’s Financial Statements’ lines associated with each process, and also attending to qualitative factors (nature of account/ disclosure, exposure to contingent liabilities, transaction volume, complexity and homogeneity, existence of related party transactions, segregation of duties issues, fraud risk, etc.). This qualitative assessment helps us to determine which financial statement assertions are relevant for each Financial Statement’s business line: • Existence (assets & liabilities) and occurrence (transactions – Profit & Loss Account) • Completeness • Valuation or Allocation (transactions – Profit & Loss Account) • Presentation and Disclosure • Rights and Obligations As stated, on a yearly basis and in line with the business processes identified within the scope, two types of systems and applications are considered: a. Those systems and applications that are involved in key business process controls, specifically, those which produce reports for key business process controls (IPES) or provide application controls in processes (ITACS). b. Also, IT service applications (IT tools) used in day-to-day IT activities (access, changes, etc.) must be considered when defining the scope. To complete the scope definition, management must understand the IT layers (application, operating system and database) within the entity’s IT system and then identify the relevant risks arising from IT. Once the scope has been established, adequacy of coverage is checked. The scope is shared with the Internal Audit Department, which also reviews it. Any major changes to the business environment such as new acquisitions, divestments, major macro-economic changes (inflation), regulatory changes which may include major modifications to IFRS, and major IT changes/transformations will need to be assessed to determine the corresponding changes in the SOX scope. The annual scope is reviewed with figures from the Ferrovial Group Interim Financial Statements. 7.4.3 Control Activities Documentation of business processes and it controls As part of the SOX implementation project, a detailed analysis of the main risks in each business process and application was conducted and documented in (i) flowcharts supplemented by a brief narrative, and (ii) which identify the specific risks for each business process /IT application and the controls defined to mitigate said risks. Once the scope was defined for 2025, the prior year flowcharts and Risk and controls matrices (RCM), were reviewed and updated to ensure they represent the actual business/IT process and to ensure that changes in the organization, procedures or systems had been captured. Both documents, flowcharts and RCM, are uploaded in the tool used for the SOX process (ARCHER). For new business processes and IT applications, an understanding has been carried out to identify main risks of material misstatements and to prepare the initial flow charts and RCM. Types of controls Within the control activities, there are three main groups of controls: • Entity Level Controls: As mentioned above, at the top of the organization the ACC and senior management of Ferrovial have created a set of Entity Level Controls, which are activities that reside on top of the organizational structure and therefore have an extensive impact on a company. These include policies, procedures and organizational structure. • Businesses Process Controls: Ferrovial allocated all the Balance Sheet and Income Statement Financial Statements’ lines into the following 10 business processes: Closing, Consolidation, and Reporting; Treasury; Derivatives; Borrowings; Human Resources; Fixed Assets / Intangible Assets; Taxes; Revenue and Accounts Receivable; Purchases and Accounts Payable; and Legal. • Information Technology General Controls (ITGCs) provide assurance that systems and applications are developed, maintained and operated to provide the functionality required to process transactions, ensuring that the information is complete, and available to those with approved access. They also assure the proper operation of the applications and the protection of both data and programs from unauthorized changes. The main blocks covered within IT General Controls are: – Access Management (access to applications and infrastructure) – Change Management (changes to applications and infrastructure) – Program Development Management (migrations and implementation of new tools/applications) – Computer Operations (e.g., back-ups, etc.) – Cybersecurity 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 236_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Ferrovial defined an IT control framework that comprises all potential risks coming from IT with the corresponding controls. Through an individual assessment of the risks posed by each system/application, the corresponding controls are defined for each application. Special control attributes: MRC and IPE • MRC - Management Review Controls – Some controls are considered “MRCs”. MRCs are reviews performed by Ferrovial’s senior management about the reasonableness of financial information to reach or evaluate a conclusion impacting an entity’s financial reporting. – An MRC is a review control that (i) requires significant judgement and expertise about the organization or industry knowledge; (ii) requires a meeting between members of management to reach a conclusion; and/or (iii) relates to the value of an entry/adjustment based on an estimate not provided from an objective transaction. – These controls always require: (i) Including a threshold for review; (ii) clarity required on exactly “What did the reviewer do?” and “What was the follow-up / resolution?” and (iii) sufficient documentation to evidence the conclusion of the control. – Standard templates have to be filled in for controls with MRC. • IPEs – An IPE is either a document prepared by a control owner with relevant information for the control performance or an IT application report that supports the control execution. IPE is any relevant information that is used by the entity or created by the entity. – The main goal in relation to this information used in the control execution is to ensure its completeness and accuracy, as otherwise the conclusion of the control could be incorrect. – Ferrovial has defined standard templates that have to be filled in for controls with IPEs for process and applications. Control execution Control owners are responsible for executing the controls defined in the Risk Control Matrices with the established frequency (monthly, annually, etc.) and for producing the appropriate evidence of control performance each time. The evidence has to be uploaded to Ferrovial’s ICFR tool (ARCHER). Also, control reviewers are responsible for reviewing the evidence prepared to support control execution and to provide supporting evidence of the review they have performed (email with conclusions, follow-up questions, meetings on the calendar, documents versions, etc.). The key task of control owners and reviewers is to ensure that every control meets the control objective and that the corresponding risk is addressed or mitigated. 7.4.4 Information and communication Internal communication. • Related to internal control. To reinforce internal communication in the SOX compliance environment, the Financial and IT Compliance Departments promotes ongoing training and awareness campaigns to the employees regarding internal control over financial reporting. Guides and a SOX mailbox for questions are also available on the corporate intranet. • Related to financial reporting. The Financial Department is responsible for defining, establishing, keeping updated and formally communicating through the established channels to all people involved in the preparation of Ferrovial's financial information, the policies, criteria, and General Ledger accounts necessary to ensure that the capture procedures and preparation of financial reporting is carried out with homogeneous formats for individual and consolidated financial statements, notes and disclosures. External communication. The Financial Department is responsible for identifying the financial information to be reported to different external parties and formally defining and establishing the required processes to capture the information to be publicly disclosed, their sources, those responsible for its preparation and distribution, destination and frequency. Ferrovial has established a Disclosure Committee, which oversees the preparation and review of annual financial statements. Amongst other things, the Disclosure Committee supervise the preparation and review of Ferrovial’s reports and other information to be filed with the SEC, including the annual report on Form 20-F, considers the materiality of the information to be disclosed in the documents indicated before, and supervises the controls and procedures designed to ensure that information required to be disclosed in the financial statements is recorded, processed, summarized and reported accurately and on a timely basis. 7.4.5 Monitoring The Internal Control system needs to be monitored to ensure it functions properly over time. At Ferrovial, monitoring activities are conducted at several levels: • The Internal Audit Department will annually test the design of all the controls implemented for all business processes, applications and entity level controls and their operating effectiveness based on representative samples. The scope of the Internal Audit Department’s work includes all companies in the Ferrovial Group and goes beyond internal control testing, including audits of: – financial statements – business plans, budgets and financial models – compliance with applicable internal and external regulations 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_237

– integrity and functional sufficiency of information systems, and – the adequacy of organizational responsibilities. The Internal Audit Department provides regular updates to both the Management Committee and the ACC. • The Internal Control and IT Compliance Departments also monitor that control evidence is regularly uploaded to the tool. It also reviews testing results and the progress of remediations for control failures. Once remedial actions for control failures are resolved, this is communicated to Internal Audit, which will again test the corresponding control to ensure it works properly. • Finally, Management also develops various monitoring activities by, for example, monitoring SOC reports provided by service providers. Management monitors service organizations and subservice organizations by establishing consistent and ongoing communications and by reviewing the organizations’ SOC reports. All these five blocks are supported by ARCHER, facilitating comprehensive management of the process and enabling the clear assignment of responsibilities for executing and documenting controls. 7.5 PROCESS OF PREPARING THE ANNUAL ACCOUNTS The preparation of the Annual Accounts starts with the creation of the annual closing calendar by the Finance Department, which includes the main tasks to be performed to prepare the Ferrovial Group’s Consolidated Annual Accounts. It is a bottom-up process where controls are defined for key activities: all the key risks within the closing activities carried out at business level (contracts, concessions, etc.) and at corporate level, such as the full consolidation process, the breakdown of the notes to the financial statements and the preparation of the cash flow statement, have their own controls. At a transactional system level, Ferrovial implemented SAP in most of the Ferrovial Group companies as the corporate ERP. The companies outside this “corporate” SAP have their own transactional systems. The mechanism for capturing and preparing the information that supports Ferrovial’ s consolidated financial statements is mainly based on a consolidation tool known as SAP BPC. The companies and subgroups not included in the corporate SAP application upload their end-of-period financial information into this application. A large part of the information supporting the breakdowns and notes to the financial statements is included in the consolidation tool, with the remainder being captured using standard-format spreadsheets, called Reporting Packages, which are prepared for half-yearly and annual closes. To support the CEO and CFO in relation to the public certifications they have to sign in relation to financial statements, the following INTERNAL CERTIFICATIONS are prepared: • Internal Audit reports the results for the annual work regarding the design and operation of the internal control framework, providing an overall assessment of the internal control status. • The Internal Control Department, based on the Internal Audit and external audit testing results, assesses the severity of the deficiencies identified and determines if there are material weaknesses and/or significant deficiencies that need to be reported, and, based on the above, proposes the assessment to be made by the CEO and CFO in relation to the ICFR. • The IT Department also provides a certificate of the status of the applications within the SOX scope. • Finally, there is a bottom-up internal certification process, by which business areas’ CEOs and CFOs and also the Corporate Finance Department sign a certificate. These certifications include an explicit mention of their responsibility for maintaining a system of internal control that enables financial information to be free from material error or fraud. The financial statements are submitted to the Board for their formulation. In addition, prior to publication and formulation by the Board, the Corporate Finance Department submits to the abovementioned Disclosure Committee, and afterwards to the ACC, a draft of the annual financial statements, highlighting the main judgements and estimates made in the most complex areas or those with the most significant accounting impact. 7.6 THE GROUP EXTERNAL AUDITOR PricewaterhouseCoopers Accountants N.V. (“PwC”), appointed as the external auditor of Ferrovial, initially for a term of three years, on April 24, 2025, has participated in all ACC meetings presenting its scope or work (annual audit, limited review, etc.), planning, identification of key risks, conclusions of interim work and final conclusions of the audit. Such final conclusions are also presented to the Board by the external auditor. In addition, and with the aim of providing an integrated audit opinion for the Annual Report to be filed with the SEC (Form 20-F), to comply with requirements of Section 404b of the SOX Act, PwC also conducts an audit of the internal control over financial reporting. Hence, they have also presented to the ACC their plans, interim and final results and a summary of control deficiencies. These deficiencies are incorporated into the ICFR action plan; the Corporate Finance Department is responsible for designing an action plan to correct such shortcomings and for reporting progress to the ACC for supervising its completion. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 238_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

7.7 CURRENT STATUS OF THE MATERIAL WEAKNESS IDENTIFIED AS OF 2024 In connection with the material weakness related to the insufficient monitoring controls of the activity of privileged users of IT applications, starting in 2025, Ferrovial has focused the work in the following three core financial applications: • SAP R3, which is the primary financial application (ERP). • SAP BPC, the consolidation tool. • Insite, the accounting and cost accounting tool used in Construction. For each of these applications, IT Compliance and Financial Compliance Departments have worked closely with the applications owners to review the following: • The existence of logs, and if so, the information contained in them. Substantial work has been done to (i) extract logs (especially in SAP, where due to the volume of logs this has represented a challenge), (ii) enriched the logs to add useful information to allow a meaningful review and (iii) undertake a review of them. • In parallel, for each of the systems, IT users’ activity was classified in (i) key risk activity and (ii) non-key risk activity to ensure adequate oversight took place for the first group. – Finally, a review of the enriched logs was done to be able to conclude about the activities performed by the privileged users and also to ensure that no other users have performed IT privileged activities. It is worth noting that activities were split into two buckets: – Financial activities: These activities were supervised not just by IT personnel but also by finance staff when they were assessed as critical from financial perspective (posting journals or modifying vendor master data). • Non-financial activities: These activities have been reviewed by IT personnel. • Although the control was initially semiannual, it was moved to a monthly control from July onwards to facilitate the review process. The need for this control has also been assessed for the rest of Business Application and IT tools and has been deployed in 31 business applications and 26 IT tools. Internal Audit and PwC tested the design of these controls and later the effectiveness. No significant issues have been identified. Considering the above information, Ferrovial believes the material weakness existing as of December 31, 2024 related to the insufficient monitoring of activity of privileged users of IT applications has now, as of December 31, 2025, been remediated.] 7.8 CONCLUSION Ferrovial believes that, based on the work performed, none of the control deficiencies identified qualify as material weaknesses and that the Material Weakness reported in 2024, related to the “insufficient monitoring controls in relation to the activity of privileged users of IT applications” has now been fully remediated. This is in line with the Management Assessment of the effectiveness of the Internal Control over Financial Reporting included in the Financial Statements filed with the SEC for 2025 (the “2025 20-F”) and with the External Audit opinion included in the 2025 20F. Some control deficiencies have been identified and work will be required to improve Ferrovial’s internal controls and keep them at the level required for effectiveness according to the SOX Act. 8. COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS The Dutch Corporate Governance Code (as most recently amended in May 2025 and available at: The Dutch Corporate Governance Code | Monitoring Commissie Corporate Governance) applies to all Dutch companies with shares listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, and therefore also applies to Ferrovial. Ferrovial acknowledges the importance of good governance, both as set out in the Dutch Corporate Governance Code as well as in the Spanish and U.S. context and international market practice. Ferrovial complies with the majority of the best practice provisions of the Dutch Corporate Governance Code, except for those listed below: Best practice provision 2.2.2 - Including the period that they served on the board of Ferrovial S.A., Non-Executive Directors Ms. María del Pino and Mr. José Fernando Sánchez-Junco, who were reappointed at Ferrovial’s 2025 annual General Meeting, have been on the Board for more than twelve years. In addition, including the period that he served on the board of Ferrovial S.A., Non-Executive Director Mr. Óscar Fanjul Martín, who was reappointed at Ferrovial’s 2025 annual General Meeting for a term of three years, was on the Board for more than eight years at the time of his reappointment. All have a deep knowledge of the Ferrovial Group, having contributed to its important development and internationalization and to its consolidation as a global operator in the infrastructure sector. Likewise, the resumes of these Non-Executive Directors also show their extensive training with a solid knowledge of business, ESG and commercial strategy. The Board believes that, in addition to their qualifications, it is advisable to have on the Board a mix of experienced members and members more recently appointed, in order to enrich the debate, provide a plurality of views, and allow for a better exercise of the Board’s and the Committees functioning. Best practice provision 2.3.7 – The Dutch Corporate Governance Code recommends that a vice-chairperson is appointed that deputizes for the chairman of the Board. Ferrovial implemented an executive chairman governance model. This means that one of Ferrovial’s Non-Executive Directors, with the title Lead Director, serves as “chairperson” as contemplated under the Dutch Corporate Governance Code, and that one of Ferrovial’s Executive Directors holds the title of Chairman. Ferrovial’s Vice-Chairman deputizes for Ferrovial’s Chairman, and not for Ferrovial’s Lead Director. A number of duties contemplated under the Dutch Corporate Governance Code for the “chairperson” are exercised by Ferrovial’s Chairman (where applicable, together with Ferrovial’s Lead Director) and, accordingly, having the Vice-Chairman deputize for the Chairman (and not the Lead Director) is consistent with Ferrovial’s choice for an executive chairman governance model. Best practice provision 2.4.2 – The Board Rules provide for a limitation to the number of boards outside Ferrovial in which Directors may sit (five listed companies other than Ferrovial and its subsidiaries, counting as one any positions in the same group of companies). Ferrovial considers that this limitation sufficiently ensures an adequate level of involvement of Ferrovial’s Directors. Furthermore, and with the same purpose, each year the Nomination and Remuneration Committee oversees the positions outside Ferrovial in which Non-Executive Directors sit. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_239

Best practice provision 2.6.2 – The Policy of the Ethics Channel states that reports involving the actual or suspected misconduct of a Board member shall be managed under the direct oversight of the Chairman of the Audit and Control Committee. Ferrovial believes this to be the most appropriate, considering Ferrovial’s overall governance, given that the Audit and Control Committee, which is composed solely of independent Non-Executive Directors, among its duties, is responsible for the establishment of procedures for the receipt, retention and treatment of complaints, concerns and questions of employees and third parties. In addition, the Chief Compliance Officer, who is responsible for the whistleblowing system, reports to the Chairman of the Audit and Control Committee, who is therefore familiar with the complaint investigation procedures. Best practice provision 3.1.2 vi) – Ferrovial’s Remuneration Policy states that once the shares corresponding to the remuneration systems have been attributed, the Executive Directors may not transfer their ownership or exercise them until after a period of at least three years. An exception is made if an Executive Director maintains, at the time of the transfer or exercise, a net economic exposure to the variation in the share price for a market value equivalent to an amount of at least twice their annual fixed remuneration through the ownership of shares, options or other financial instruments. The objective of the holding period of the shares delivered by Ferrovial is to align its interests and those of its shareholders. Ferrovial understands that these interests are aligned when an amount equivalent to at least twice the fixed remuneration is reached, as it represents a relevant exposure to the value of Ferrovial. Best practice provision 3.2.3 – Pursuant to the Remuneration Policy, the contract with the CEO states that he will be entitled to receive gross compensation equal to the greater of the following two amounts, in some cases upon termination of his contract: (i) the amount resulting from adding the annual amount of the fixed remuneration and the annual variable target remuneration corresponding to the year in which the contract is terminated; or (ii) the amounts accumulated on the date on which the contract is terminated in the extraordinary deferred remuneration plan referred to in the Long-Term Savings System with the limit of two annual payments of total annual remuneration. This arrangement was agreed to when the ultimate parent company of the Ferrovial Group was still Ferrovial S.A. and is in line with Spanish good governance recommendations. Best practice provision 3.3.2 – Pursuant to the Remuneration Policy, Non-Executive Directors receive part of their remuneration in shares. The shares are not subject to any performance conditions, but rather are determined each year as a fixed percentage of the total cash value of the remuneration for such year. The shares are granted as long-term investments and are subject to a holding period of the earlier of three years or the end of their term as Director. The rationale for the remuneration in shares is to better align the remuneration of Directors with the practices of U.S. companies in Ferrovial's benchmark group, enhancing attractiveness for Directors with a focus on North America, a key market for Ferrovial, while maintaining alignment with European best practices. Best practice provision 5.1.2 – Pursuant to the Board Rules, the Chairman of Ferrovial has ultimate responsibility for the effective operation of the Board, having the ordinary power to call the Board, set the agenda for the meetings and to lead the discussions and deliberations. As explained with respect to best practice provision 2.3.7, Ferrovial has an executive chairman governance model and the allocation of these duties is consistent with this model. 9. CORPORATE GOVERNANCE STATEMENT The Dutch Corporate Governance Code prescribes Dutch companies to issue a statement outlining their approach to corporate governance and compliance with the Dutch Corporate Governance Code, referenced in article 2a of the Decree Management Report. Details required for inclusion in this corporate governance statement, described in Section 3 of the Decree Management Report, are incorporated and reiterated herein by reference. This information is located in the following sections of the Annual Report: • Section 8 includes details pertaining to compliance with the Dutch Corporate Governance Code, as required by article 3 of the Decree Management Report. • Section 7 contains information pertaining to Ferrovial’s risk management and control framework concerning the financial reporting process, as required by article 3a sub a of the Decree Management Report. • For details on the functioning of the General Meeting and the authority and rights of its shareholders, as mandated by article 3a sub b of the Decree Management Report, please refer to Section 4.1. • Section 2 covers details about the composition and functioning of the Board and its Committees, adjusted for a one-tier governance structure to comply with article 3a sub c of the Decree Management Report. • Ferrovial’s Belonging and Inclusion Policy, a requirement per article 3a sub d of the Decree Management Report, is documented in Section 2.8.1. • Details concerning the number of men and women on the Board, management positions below the Board, corresponding goals, and plans to achieve these goals, mandated by article 3d of the Decree Management Report, can be found in Sections 2.3, 2.8.1 and 3. • Sections 4.2 through 4.4 and Section 5 include information regarding the inclusion of data required by the Dutch Decree on public takeover bids (Besluit openbare biedingen), implementing European Directive 2004/25/EC, as stipulated by Article 3b of the Decree Management Report. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 240_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

STATEMENTS BY THE BOARD ON RISK MANAGEMENT The Board, which is responsible for establishing and maintaining the internal risk management and control systems and assessing their effectiveness, recognizes the inherent limitations of these systems which are influenced by, among other things, inherent limitations to risk management, business considerations such as Ferrovial’s risk appetite, the complexity of Ferrovial’s operations and the dynamic nature of the business environment, and also recognizes that certain risks remain outside of Ferrovial’s direct control, as they depend on third parties or external circumstances. As such, the statements below do not imply that the internal risk management and control systems provide absolute certainty as to the realization of strategic, operations, compliance and reporting objectives, nor that they can prevent all misstatements, inaccuracies, fraud, operational issues, and non- compliance with laws and regulations. The principal risks Ferrovial faces, its risk management framework and its risk appetite are described in the Section Risk Report of this management report. The statements below are made pursuant to best practice provision 1.4.3 of the Dutch Corporate Governance only and accordingly should not be construed to relate to Ferrovial’s obligations under U.S. Sarbanes-Oxley Act (SOX). The Board, based on the internal control procedures carried out during 2025 described in Section 7.3, on the internal risk management and control systems as described in the chapter Risk Report and on the going concern assessment included in Note 1.2.1 “Going concern assessment” of the Consolidated Financial Statements, hereby states that, to the best of its knowledge at the balance sheet date: • the management report of Ferrovial provides sufficient insights into deficiencies in the effectiveness of the internal risk management and control systems with regard to the risks as referred to in best practice provision 1.2.1 of the Dutch Corporate Code; • the aforementioned systems provide reasonable assurance that Ferrovial’s financial reporting does not contain any material inaccuracies; • the aforementioned systems provide limited assurance that the sustainability reporting included in the Statement Of Consolidated Non-Financial And Sustainability Information is free from material misstatements; • is not aware that, considering Ferrovial’s risk appetite, the aforementioned systems do not provide sufficient comfort that the operational and compliance risks identified in the Risk Report chapter of the management report are effectively managed, where “sufficient comfort” is to be read as comfort considering Ferrovial’s risk appetite, the complexity of its enterprise, inherent limitations to these systems and other disclosures on these systems in the management report; • based on the current state of affairs, it is justified that the financial reporting is prepared on a going concern basis; and • the management report states the material risks, as referred to in best practice provision 1.2.1 of the Dutch Corporate Governance Code and the uncertainties, to the extent that they are relevant to the expectation of Ferrovial’s continuity for the period of twelve months after the preparation of the report. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_241

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 242_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT Po rt o f S an ta nd er . S pa in .

RESPONSIBILITY STATEMENT As required by Section 5:25c (2) of the Dutch Financial Supervision Act (Wet op het financieel toezicht), the members of the Board of Directors of Ferrovial SE hereby state that, to the best of their knowledge: • the consolidated financial statements and the stand-alone financial statements of Ferrovial SE for the financial year ended December 31, 2025 give a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrovial SE and the entities included in the consolidation taken as a whole; and • the management report of Ferrovial SE for the financial year ended December 31, 2025 gave a true and fair view of the state of affairs on the balance sheet date, the course of business during the financial year of Ferrovial SE and of the enterprises affiliated to it whose data are included in its financial statements, and that the management report describes the substantial risks with which Ferrovial SE is confronted and, to the extent implemented into Dutch law, has been prepared in accordance with the standards referred to in article 29b of Directive 2013/34/EU (the "Accounting Directive") for sustainability reporting (as defined in article 2(18) of the Accounting Directive), as well as the requirements set out in article 8(4) of Regulation 2020/852/EU (the Taxonomy Regulation). Amsterdam, February 25, 2026 BOARD OF DIRECTORS Mr. Rafael del Pino y Calvo-Sotelo, Executive Director (Chairman) Mr. Óscar Fanjul Martín, Non-Executive Director (Vice-Chairman) Mr. Ignacio Madridejos Fernández, Executive Director (Chief Executive Officer) Ms. María del Pino y Calvo-Sotelo, Non-Executive Director Mr. José Fernando Sánchez-Junco Mans, Non-Executive Director Mr. Philip Bowman, Non-Executive Director Ms. Hanne Birgitte Breinbjerg Sørensen, Non-Executive Director Mr. Bruno Di Leo, Non-Executive Director Mr. Juan Hoyos Martínez de Irujo, Non-Executive Director (Lead Director) Mr. Gonzalo Urquijo Fernández de Araoz, Non-Executive Director Ms. Hildegard Wortmann, Non-Executive Director 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_243

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements Da la m an A irp or t.T ur ke y

REMUNERATION REPORT

5

1. INTRODUCTION BY THE CHAIRMAN OF THE NOMINATION AND REMUNERATION COMMITTEE [247]

2. DIRECTORS' REMUNERATION POLICY IN 2026 [248]

3. IMPLEMENTATION OF THE DIRECTORS' REMUNERATION POLICY IN 2025 [254]

4. ALIGNMENT OF REMUNERATION IN THE GROUP WITH THE LONG-TERM AND SUSTAINABLE PERFORMANCE OF THE COMPANY AND THE REDUCTION OF RISKS [260]

5. PROCEDURES AND BODIES OF THE COMPANY INVOLVED IN THE REMUNERATION POLICY. MAIN ACTIVITIES CARRIED OUT BY THE NOMINATION AND REMUNERATION COMMITTEE DURING 2025 FINANCIAL YEAR [261]

6. SUMMARY TOTAL REMUNERATION TABLES [263]

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 246_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT Ce nt el la P ro je ct , C hi le

REMUNERATION REPORT Sustainable growth 1. INTRODUCTION BY THE CHAIRMAN OF THE NOMINATION AND REMUNERATION COMMITTEE Dear Shareholder, On behalf of the Nomination and Remuneration Committee, I am pleased to present Ferrovial’s 2025 Annual Report on Directors’ Remuneration (ARDR). Our compensation framework remains focused on long-term value creation, robust governance, and alignment with shareholder interests. 2025 Compensation Outcomes The Committee reviewed performance against pre-established metrics and approved the annual variable incentive for 2025 at 148.0% of target for the Chairman and 143.6% for the Chief Executive Officer. Details of the goals and outcomes are provided in Section 3 of the report. The 2022–2024 cycle of the Long-Term Incentive Plan was carried out in March 2025. The payout level was at 90% of its maximum. Shareholder Support and Policy Enhancements At the 2025 Annual General Shareholders’ Meeting, shareholders approved a revised Remuneration Policy with over 95% voting in favor. Support for the rest of remuneration-related agenda items at the meeting was also strong, consistent with previous years’ results. At the 2026 AGM, we will propose the 2026–2028 Long-Term Incentive Plan, which maintains continuity with the existing model and remains aligned with our long-term strategy. Board Composition and Governance During 2025, Ferrovial’s Board has been made up of 12 members (currently 11 following the resignation of Ms. Alicia Reyes effective 19 January 2026). During 2025, women represented 33% of the Board. Excluding Executive Directors, this percentage rises to 40%, surpassing the mandatory quota envisaged in Dutch law. The Committee remains committed to a diverse and well-balanced Board that supports Ferrovial’s strategic priorities. Closing Remarks The Committee remains focused on maintaining a remuneration framework that is performance-driven, transparent, and aligned with Ferrovial’s long-term commitments. In accordance with applicable regulations, this report will be submitted to an advisory vote at the 2026 Annual General Shareholders’ Meeting. Sincerely, Bruno Di Leo Chairman, Nomination and Remuneration Committee 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_247

2. DIRECTORS’ REMUNERATION POLICY IN 2026 2.1 . MAIN ASPECTS OF THE POLICY The current Remuneration Policy for the directors of Ferrovial (the “Directors”) is the one approved, at the proposal of Ferrovial’s Board of Directors (the “Board of Directors”), by Ferrovial’s general shareholders’ meeting (the “General Shareholders’ Meeting” or the “General Meeting”) held on 24 April 2025. The Directors’ Remuneration Policy can be accessed at the following link: 6-directors-remuneration-policy-2025-eng.pdf. The Remuneration Policy establishes a competitive remuneration package that promotes the long-term development of the Company, avoids the assumption of excessive or inappropriate risks and aligns the interests of Ferrovial’s professionals with those of the shareholders. In view of the above, the Remuneration Policy is based on the following principles: Creation of long-term value Creation of long-term value, aligning remuneration systems with the strategic plan, the interests of shareholders and other stakeholders and the long-term sustainability of the Company Attraction and retention Attraction and retention of the best professionals Competitiveness External competitiveness in settling remuneration, with market references through analysis of comparable sectors and companies Link to the share price and profitability Periodic participation in plans linked to the share price and to certain metrics of profitability Risk control Responsible achievement of targets in accordance with the risk management policy of the Company Balanced remuneration mix Keeping of a reasonable balance between the different components of fixed and variable (annual and long-term) remuneration, reflecting an appropriate assumption of risks combined with attainment of the targets defined Transparency Transparency in the remuneration policy and remuneration report In addition, the economic environment, the Company’s results, the strategy of the Ferrovial Group (the “Group”), legal requirements and best market practices are taken into consideration when defining the Remuneration Policy. We adopt sound compensation practices We avoid the following remuneration practices Executive Directors Link the payment of remuneration to the results of the Company ("pay for performance") There are no compensation clauses for the extinction of the relationship with the Chairman Payment of part of the remuneration in shares and/or share options of the Company (except in the case of the Chairman, if the relevant Plan approved by the General Shareholders' Meeting provides for payment in cash) There are no contractual obligations in the event of a change of control Comparative remuneration analysis There are no commitments to pensions Conservative benefits package, in line with the Group's management policy No loans or advances are granted Holding of shares worth twice their fixed remuneration No exercise of rights over shares until 3 years after the date of their allocation Their contracts include clauses for the recovery of their variable remuneration Publication of the comparison group Regular shareholder consultation process External consultancy Directors in their capacity as such They participate in remuneration schemes that are not linked to the performance of the Company 2.2. COMPARABLE COMPANIES USED TO DETERMINE THE REMUNERATION POLICY The Nomination and Remuneration Committee periodically assesses market information in relation to remuneration levels, mix and practices. Specifically, up to the date of preparation of this report, various analyses have been carried out on the remuneration of Executive Directors and Directors in their capacity as such, with the support of external advisors of recognized prestige in the field. With regard to the Executive Directors, the market that is used as a benchmarking by the Nomination and Remuneration Committee to establish the different components of the remuneration is established based on the following criteria: 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 248_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report **5. Remuneration Report** 6. Annex 8. Consolidated Financial Statements

- sufficient number of companies to obtain representative and statistically reliable and sound results;
- size criteria: turnover, market capitalization, assets, number of employees and geographic scope;
- area of responsibility: companies mainly listed in IBEX35, AEX25 and S&P500 and multinationals in the sector; and
- sectoral distribution: multi-sector sample with relevant presence of construction, infrastructure and energy companies.
- consistency with the comparison group established to measure Relative Total Shareholder Return in the Long-Term Incentive Plan.

Therefore, Canadian Pacific Kansas City Limited, Exelon and Norfolk Southern have been included this year's group replacing Banco Santander, BBVA and Inditex.

As a result, the comparison group consists of the following 26 companies:

Acciona	**Eiffage**	**Norfolk Southern**	**Transurban**
ACS	**Exelon**	**NVR Inc.**	**Tutor Perini**
AECOM	**Fluor**	**Quanta Services**	**Vinci**
AdP	**Fraport**	**Repsol**	**Webuild**
Ahold Delhaize	**Granite**	**Sacyr**	**Wolters Kluwer**
BIP (Brookfield Infrastructure Partners)	**Iberdrola**	**Skanska**	
Canadian Pacific Kansas City Limited	**Naturgy**	**Telefónica**	

Ferrovial is positioned between the 25th percentile and the median in revenues, at the median in total assets, and above the 75th percentile in market capitalization, compared with the 26 companies included in the comparison group.

The Committee considers market information in the decision-making process but does not apply a mechanical approach in determining remuneration levels.

2.3. REMUNERATION OF EXECUTIVE DIRECTORS

The total remuneration of Ferrovial's Executive Directors is made up of different remuneration elements, consisting mainly of the following: (i) fixed remuneration, (ii) annual variable remuneration and (iii) long-term variable remuneration.

2.3.1. Details of the remuneration elements of Executive Directors

The elements that make up the remuneration of the Executive Directors are as follows:

Fixed remuneration	Operation
To reward upon the basis of level of responsibility and professional background	This is determined by taking into account the remit of the executive duties associated with the position and comparative remuneration information for listed companies similar to the Company. It is paid monthly.
	Amount
	• Chairman: €1,650,000 • Chief Executive Officer: €1,600,000

Remuneration in kind	Operation
To offer a competitive compensation package	In line with the policy for the Group's executives, the Company has subscribed life insurance policies to cover the risk of death and disability, of which the Executive Directors are the beneficiaries. In addition, Executive Directors are eligible for other social benefits such as company car, medical insurance, life and accident insurance, liability insurance and other non-material benefits. Executive Directors may allocate part of their annual gross fixed remuneration to obtain some of the products or services offered by the company under the flexible remuneration plan.
	Maximum amount
	• Chairman: €50,000 • Chief Executive Officer: €50,000

Long-term savings schemes (applicable only to the Chief Executive Officer)

Ferrovial does not have obligations contracted or for pensions with any member of the Board of Directors.

In accordance with the provisions of Ferrovial's current Directors' Remuneration Policy, the Chief Executive Officer may participate in a deferred remuneration scheme that will only become effective when the Director leaves the Company by mutual agreement with the Company upon reaching a certain age and therefore, there are no consolidated rights.

The Chief Executive Officer, Mr. Ignacio Madridejos, participates in this deferred remuneration scheme in accordance with the provisions of his contract signed with the Company.

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To cover this extraordinary remuneration, the Company makes annual contributions to a collective savings insurance policy, of which the Company itself is the policyholder and beneficiary, quantified according to a certain percentage that has been set, for 2025, at 20% of the Total Annual Remuneration (fixed remuneration plus target annual variable remuneration of 100%) of the Chief Executive Officer. The right of the Chief Executive Officer to receive extraordinary remuneration shall be incompatible with the collection of any compensation that the Director may be entitled to receive as a result of the termination of their relationship with the Company. Variable annual remuneration Operation To reward the creation of value through the attainment of targets envisaged in the strategic plans for the Group Executive Directors participate in the Group’s general annual variable remuneration system. This remuneration is paid in cash. In the event that Executive Directors of the Company should draw fees for attendance at meetings of the Boards and Committees of other companies of the Group, the sums drawn for this item shall be deducted from the annual variable remuneration of each Director. The scenario analyses of the possible financial outcomes of the variable remuneration, considering different stress tests of the performance metrics have been carried out, in order to ensure the alignment between pay and performance. Amount Target Maximum Chairman 125% of fixed remuneration 190% of fixed remuneration Chief Executive Officer 100% of fixed remuneration 150% of fixed remuneration Targets Annual Variable Remuneration is linked to individual performance and to the achievement of specific, predetermined, quantifiable economic-financial, industrial and operating targets, aligned with the Company's interests, as set out in the Company's strategic plans (e.g., net income, cash flow, etc.). This is without prejudice to the possibility of analyzing other targets, particularly in the areas of corporate governance and corporate social responsibility, which may be of a quantitative or qualitative nature (e.g., stakeholder relations, employee health and safety, people development, innovation, etc.). Specifically, for the 2026 financial year, the targets established are as follows: Quantitative Targets Qualitative Targets and ESG Weight Metrics Weight Metrics • Operation of the Board and the Executive Committee • Strategic Planning • Environmental, Social and Corporate Governance (ESG) Factors: – Corporate governance – Succession plan – Institutional representation 55% Net Result Chairman 80% 20% 45% Cash Flow • Strategic Plan • Environmental, Social and Corporate Governance (ESG) Factors: – Health and safety – Innovation, Sustainability and Corporate Social Responsibility – Development of professional teams – Suitability and monitoring of procedures associated to controlled risk – Relations with stakeholders 55% Net Result CEO 70% 30% 45% Cash Flow 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 250_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report **5. Remuneration Report** 6. Annex 8. Consolidated Financial Statements

Long-term variable remuneration

To reward the creation of sustainable value for the shareholder in the long term

Operation

Executive Directors participate in a long-term variable remuneration system based on share delivery plans, in which other executives and key professionals of the Group also participate.

The 2023-2025 Plan, was approved by the General Shareholders' Meeting held on 13 April 2023. The shares will be delivered, as the case may be, in the year in which the third anniversary of the allocation of the corresponding units is reached. In 2026, the first grant (targets measurement period covers years 2023-2025), the second grant (targets measurement period covers years 2024-2026) and the third grant (targets measurement period covers years 2025-2027) will be in force.

Additionally, a new Long-Term Incentive Plan (the 2026-2028 Plan), similar to the previous ones, is expected to be submitted to the next General Shareholders' Meeting for approval.

The units allocated may be converted into shares if (i) the Executive Directors remain in the Company for a maturity period of three years from the date of allocation of the units, except in exceptional circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial and ESG targets and/or value creation for the Company are met, under the terms approved by the respective General Shareholders' Meetings.

The scenario analyses of the possible financial outcomes of the Long-Term Incentive Plans considering different stress tests of the performance metrics have been carried out, in order to ensure the alignment between pay and performance.

Amount

In accordance with the remuneration policy in force, the approximate maximum value of the units granted under the Long-Term Incentive Plans, at prices on the date of the granting, may reach up to 150% of the fixed remuneration of the Executive Directors.

Targets

Plan	Grant	%	Metrics	Scale of achievement: Degree of achievement		% payout
2023-2025 Plan	2023 Grant	40%	Activity Cash Flow	Maximum	€836 million	40%
2023-2025 Plan	2023 Grant	40%	Activity Cash Flow		€671 million	20%
2023-2025 Plan	2023 Grant	40%	Activity Cash Flow	Minimum	€571 million	0%
2023-2025 Plan	2023 Grant	50%	Relative TSR	Maximum	Position 1 to 3	50%
2023-2025 Plan	2023 Grant	50%	Relative TSR		Position 4 to 6	40%
2023-2025 Plan	2023 Grant	50%	Relative TSR		Position 7 to 9	30%
2023-2025 Plan	2023 Grant	50%	Relative TSR	Minimum	Position 10 to 18	0%
2023-2025 Plan	2023 Grant	10%	CO2 Emissions	Maximum	≥26.9%	5%
2023-2025 Plan	2023 Grant	10%	CO2 Emissions	Minimum	≤21.5%	0%
2023-2025 Plan	2023 Grant	10%	Diversity	Maximum	≥32.0%	2.5%
2023-2025 Plan	2023 Grant	10%	Diversity	Minimum	≤27.2 %	0%
2023-2025 Plan	2023 Grant	10%	Health and Safety	Maximum	≥27.1%	2.5%
2023-2025 Plan	2023 Grant	10%	Health and Safety	Minimum	≤19.0 %	0%
2023-2025 Plan	2024 Grant	40%	Activity Cash Flow	Maximum	€1,352 million	40%
2023-2025 Plan	2024 Grant	40%	Activity Cash Flow		€1,102 million	20%
2023-2025 Plan	2024 Grant	40%	Activity Cash Flow	Minimum	€927 million	0%
2023-2025 Plan	2024 Grant	50%	Relative TSR	Maximum	Position 1 to 3	50%
2023-2025 Plan	2024 Grant	50%	Relative TSR		Position 4 to 6	40%
2023-2025 Plan	2024 Grant	50%	Relative TSR		Position 7 to 9	30%
2023-2025 Plan	2024 Grant	50%	Relative TSR	Minimum	Position 10 to 18	0%
2023-2025 Plan	2024 Grant	10%	CO2 Emissions	Maximum	≥172,021	5%
2023-2025 Plan	2024 Grant	10%	CO2 Emissions	Minimum	<151,737	0%
2023-2025 Plan	2024 Grant	10%	Diversity	Maximum	≥32.0%	2.5%
2023-2025 Plan	2024 Grant	10%	Diversity		=27.2%	1.25%
2023-2025 Plan	2024 Grant	10%	Diversity	Minimum	<27.2 %	0%
2023-2025 Plan	2024 Grant	10%	Health and Safety	Maximum	≥31.8%	2.5%
2023-2025 Plan	2024 Grant	10%	Health and Safety		=20.29%	1.25%
2023-2025 Plan	2024 Grant	10%	Health and Safety	Minimum	<20.29 %	0%

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2025 Grant	40%	Activity Cash Flow	Maximum	€3,236 million	40%
				€2,666 million	20%
			Minimum	€2,221 million	0%
	50 %	TSR relative to a peer group	Maximum	Position 1 to 3	35%
				Position 4 to 6	18%
				Position 7 to 9	21%
			Minimum	Position 9 to 16	0%
		TSR relative to S&P500 Index	Maximum	In the top 20% companies	15%
				Between top 40%-60% of companies	7.5%
			Minimum	Below top 60% companies	0%
	10%	CO2 Emissions	Maximum	≥29.4%	5%
			Minimum	<25.2%	0%
		Belonging and Inclusion	Maximum	≥8.2	2.5%
				=7.5	1.25%
			Minimum	≤7.0	0%
		Health and Safety	Maximum	≥34.8%	2.5%
				=33.3%	1.25%
			Minimum	<33.3%	0%

In this regard:

- Any remuneration granted will be in accordance with applicable laws and regulations.
- Activity cash flow: the sum of the Operating Cash Flow before Taxes and Net Investment Cash Flow, and the lease payments according to IFRS 16 excluding financial interests received, investment or divestment transactions not committed at the start date of the Plan, as well as operating cash flows related to such investments.
- CO_2 emissions: The decrease in CO_2 equivalent tonnes, taking the base year of 2009 as a reference for2023 and 2024 grants and the decrease in CO_2 equivalent tonnes, taking the base year of 2020 as a reference in 2025. In order to compare the information, the percentages of CO_2 emission reductions for the year 2024 are detailed below: on target 25.21%, at maximum 28.58%.
- Diversity: Ensure that no gender represents less than a certain % of the Ferrovial's leadership team (FLT) compared to the total number of members of that group.
- Belonging and Inclusion: the arithmetic mean of the scores for the 'Belonging & Inclusion' item in the Employee Opinion Survey for the years 2025, 2026 and 2027.
- Health and safety: Reduction in the frequency rate of serious and fatal accidents, which is calculated as the number of serious and fatal accidents multiplied by 1,000,000 and divided by the total number of hours worked applied to Ferrovial and its contractors taking 2022 as a reference.

For all the above metrics, intermediate values shall be calculated by linear interpolation between the different thresholds.

- Relative TSR: Total Shareholder Return (TSR) compared to the following groups of companies:
  - For the 2023-2025 Plan - First grant and second grant: ACS, CCR, Granite, BIP, AdP, Fraport, Sacyr, Getlink, Eiffage, Vinci, Tutor Perini, Skanska, Balfour Beatty, Transurban, SNC Lavalin, Webuild and AENA.
  - For the 2023-2025 Plan (third grant): the TSR metric has been split into two parts: 70% TSR, with a greater emphasis on the infrastructure sector peer group (ACS, AENA, Brookfield I.P., Sacyr, Eiffage, Fraport, Granite, AdP, Transurban, Vinci, Acciona, Fluor, Webuild, Skanska, Tutor Perini), and 30% TSR compared to the S&P 500 index.

TSR is understood as the evolution of "Total Shareholder Return" index (hereinafter "TSR") of the Company, for the three financial years closed subsequently to the corresponding Unit Allocation Date which must be above a certain position on the TSR ranking among a group of comparison entities, for the same measurement period (hereinafter, the "Measurement Period"). TSR shall mean the index measuring the value generated for the shareholder according to the following formula: TSR = (Quotation at the closing of Measurement Period - Quotation at the beginning of Measurement period + Dividends or related items) / Quotation at beginning of Measurement Period. For determining the quotation at the beginning and end of the Measurement Period, the arithmetic average of the closing price of the 15 prior and subsequent trading days to the last trading day of the corresponding year (excluding the trading session of the last working day) shall be used.

With regard to the remuneration mix, Ferrovial's remuneration policy establishes an appropriate balance between fixed and variable components of remuneration. The weight of remuneration at risk for Executive Directors is at least 75% of total remuneration for a maximum scenario that envisages a maximum long-term incentive award and over-achievement of targets. The following tables detail the level of total remuneration, as well as the remuneration mix for a scenario of minimum and maximum compliance with targets:

- The maximum value assumes that the maximum annual variable remuneration (190% of the fixed remuneration for the Chairman and 150% of the fixed remuneration for the Chief Executive Officer) and the maximum annualized long-term variable remuneration (150% of the fixed remuneration) would accrue.

252_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

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- The value of the maximum annualized long-term variable remuneration is defined based on the initial share price at the grant date. The potential variation of the share during the target measurement period is not taken into account.

CHAIRMAN	Fixed Remuneration	Annual Variable Remuneration	Long-term incentive	Total
Remuneration Mix	23%	43%	34%	€7,260,000
At Risk	Free of risk 23% (€1,650,000)	Remuneration at risk 77%		

CHIEF EXECUTIVE OFFICER	Fixed Remuneration	Annual Variable Remuneration	Long-term incentive	Total
Remuneration Mix	25%	37.5%	37.5%	€6,400,000
At Risk	Free of risk 25% (€1,600,000)	Remuneration at risk 75%		

2.3.2. Shareholding Policy

Once the shares or stock options or rights over shares corresponding to the remuneration systems have been delivered, the Executive Directors may not transfer their ownership or exercise them until a period of at least three years has elapsed.

An exception is made in the case where the Director maintains, at the time of the transfer or exercise, a net financial exposure to the variation in the price of the shares for a market value equivalent to an amount of at least twice their annual fixed remuneration through the ownership of shares, options or other financial instruments.

The foregoing shall not apply to shares that the Director needs to dispose of, where appropriate, in order to meet the costs related to their acquisition or, subject to the favorable opinion of the Nomination and Remuneration Committee, in order to deal with extraordinary situations that so require (See section 8 "Compliance with Corporate Governance Requirements" in the Corporate Governance Report).

2.3.3. Malus and Clawback Clauses

Within the framework of the Remuneration Policy, the Executive Directors' contracts include malus and clawback provisions that allow the Company to reduce or recover up to 100% of variable compensation—whether paid in cash or shares—when, within three years from payment, it is determined that the award was based on inaccurate data that had a materially negative impact on the Company's financial results. Determinations regarding these circumstances fall under the authority of the Board of Directors, which may rely on reports from advisory committees and may offset amounts to be recovered against future variable compensation.

The Nomination and Remuneration Committee may propose the cancellation of variable compensation in such situations and assess whether exceptional cases warrant the termination of the relationship with the relevant executive.

In line with Dutch law, the Board may reduce or require repayment of variable remuneration if payment would be unreasonable under principles of reasonableness and fairness, or if the award was granted based on incorrect financial or other data. The Company is also empowered under Dutch civil law to reclaim variable compensation awarded on the basis of inaccurate information.

Additionally, variable components of remuneration are subject to any clawback policy adopted by the Company to comply with applicable laws and regulations, including those of the SEC and any U.S. stock exchange on which the Company is listed, regardless of whether such policies were in place at the time of grant or payment.

2.3.4. Terms and Conditions of Contracts, including Severance Payments and Non-Compete Covenants

The most relevant conditions of the Chairman's contract are described below:

- **Duration**: Indefinite.
- **Cases of termination and compensation:** termination of their contract for any reason whatsoever shall not entitle them to any compensation.
- **Exclusivity:** The Chairman shall provide services exclusively to the Company and the Ferrovial Group and may not, unless expressly authorized, provide any kind of services to third parties, whether directly or indirectly.
- **Non-competition:** the contract contains a post-contractual non-competition obligation for a period of two years remunerated with two annuities of their fixed remuneration.
- **Recovery clause:** as indicated in section 2.3.3 above.

The most relevant conditions of the Chief Executive Officer's contract are described below:

- **Duration:** Indefinite.
- **Prior notice:** in the event of termination for causes attributable to the Company, the latter must notify the Chief Executive Officer of the termination at least three months prior to the date of termination. Should this period not be complied with, the Company must disburse a sum equivalent to the remuneration corresponding to the period of advance notice remaining.
- **Cases of termination and compensation:** The Contract shall be terminated by the sole will of the Company expressed by means of a resolution of the Board of Directors. It shall also be immediately and automatically terminated in the event of (i) dismissal or non-renewal of the Chief Executive Officer as a director by the General Shareholders' Meeting; or (ii) the revocation in whole or in part, as the case may be, of the powers delegated to them by the Board of Directors or of the powers granted to them by the Company. In the event of termination, they shall be entitled to gross compensation equal to the greater of the following two amounts: (i) the amount resulting from adding the annual amount of the fixed remuneration and the annual variable target remuneration corresponding to the year in which the contract is terminated; or (ii) the amounts accumulated on the date on which the contract is terminated in the extraordinary deferred remuneration plan referred to in the Long-Term

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Savings System with the limit of two annual payments of the total annual remuneration (See section 8 "Compliance with Corporate Governance Requirements" in the Corporate Governance Report). • Exclusivity: The Director is obliged to provide services exclusively to the Company and may not sign contracts with other companies competing with Ferrovial, either alone or through intermediaries, family members or otherwise, that imply effective competition with Ferrovial’s activities. • Non-competition: 50% of the amount that could be received in the event of termination will be subject to compliance with the two-year post- contractual non-competition agreement. • Recovery clause: as indicated in section 2.3.3 above. 2.4. REMUNERATION OF DIRECTORS IN THEIR CAPACITY AS DIRECTORS In accordance with the approval of the Directors’ remuneration policy, the total maximum amount stands at €2,280,000, which would apply during the time the current Directors’ remuneration policy is in force (including 2026): Item Remuneration Fixed emolument Chairman €152,400 First Vice-Chairman €138,600 Second Vice-Chairman €111,000 Other members of the Board €97,200 Attendance fees* (€ per meeting) Board €7,200 Executive Committee €2,640 Audit and Control Committee €2,640 Nomination and Remuneration Committee €1,980 * The amount of the attendance fees corresponding to the Chairperson of these bodies is doubled the amounts indicated, in line with the principle of rewarding according to the level of responsibility and dedication required by the position. The fixed emolument is paid in quarterly settlements, and the rest at the end of the year. Directors may receive a maximum of 20% of their total annual remuneration in their capacity as such in shares. Award of these shares (i) is not linked to any performance metrics; and (ii) is a long-term investment, subject to a holding period of the earlier of three years or the end of their term as Director. The amounts mentioned above may be amended each year by the Board of Directors within the framework of Article 8.5.3 of the Articles of Association, the Directors’ remuneration policy in force at any given time and within the maximum annual amount approved by the General Shareholders’ Meeting. If the maximum amount of annual remuneration for all Directors is exceeded, the fixed emolument shall first be reduced proportionally to each Director according to their condition. If the maximum amount of annual remuneration for all Directors is not reached, the Board shall decide in accordance with the powers granted to it. 3. IMPLEMENTATION OF THE DIRECTORS’ REMUNERATION POLICY IN 2025 3.1. EVOLUTION AND IMPACT OF THE RESULTS OF THE VOTES OBTAINED AT THE GENERAL SHAREHOLDERS’ MEETING The following table shows the result of the advisory vote of the AGM on the annual report on directors’ remuneration related to the 2024 financial year. Number % On the Total Share Capital Votes cast 506,112,839 70.43 % Number % On Cast Votes against 24,208,270 4.79 % Votes in favor 481,534,167 95.21 % Abstentions 370,402 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 254_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

The following table shows the evolution of the advisory vote of the General Shareholders' Meeting on the annual report on remuneration over the last three financial years:

Evolution of results received at the General Shareholder's Meeting

Year	Votes in favor	Votes against	Abstentions
2025	95.21 %	4.79 %	
2024	96.7%	3.4%	
2023	95.5%	4.3%	0.3%

The level of support obtained at the General Shareholders' Meeting held on 24 April 2025, for the items on the agenda relating to remuneration was in line with that of previous years.

As usual, and during the second quarter of 2025, the Nomination and Remuneration Committee reviewed in depth the comments, recommendations and suggestions received from institutional investors and proxy advisors to make further progress in corporate governance.

Section 5 describes all the measures carried out during the 2025 financial year.

3.2. IMPLEMENTATION OF THE DIRECTORS' REMUNERATION POLICY IN 2025

The Board of Directors and the Nomination and Remuneration Committee have strictly applied the Remuneration Policy following the principles established therein.

The remuneration accrued in the 2025 financial year has followed the terms of the Remuneration Policy approved by the General Shareholders' Meeting held on 24 April 2025. It is noted that there has been no deviation from the procedure for the application of the remuneration policy that the limits in force have not been exceeded, and that no temporary exception has been applied to it.

3.3. REMUNERATION OF EXECUTIVE DIRECTORS ACCRUED IN 2025

During the financial year 2025 the Board of Directors had two Executive Directors: Mr. Rafael del Pino y Calvo-Sotelo, Chairman, and Mr. Ignacio Madridejos Fernández, Chief Executive Officer. The Chairman's contract was amended in 2025 to align the contractual relationship between Ferrovial and its Chairman with that of other Dutch multinational groups, bringing it in line with market standards. No material changes have been made to the substantive conditions of the contract. The Chief Executive Officer's contract was not amended during the year. Section 2.3. details the remuneration elements that make up their remuneration. The remuneration mix for Executive Directors establishes an appropriate balance between fixed and variable components of remuneration (excluding board fees and perquisites). The following charts show the weight of each of the remuneration components accrued in 2025 for the Chairman and the Chief Executive Officer:

Chairman Composition of accrued compensation in 2025	
Fixed	24 %
Annual Variable	45 %
Long-Term Incentive	30 %

Chief Executive Officer Composition of accrued compensation in 2025	
Fixed	27 %
Annual Variable	39 %
Long-Term Incentive	34 %

Below is a description of each of the components of Executive Directors' remuneration:

3.3.1. Fixed Remuneration

The amount of fixed remuneration in their capacity as Executive Directors for the 2025 financial year amounted in aggregate to €3,250 thousand, broken down as follows:

- €1,650 thousand for the Chairman.
- €1,600 thousand for the Chief Executive Officer.

Information on their fixed emolument and attendance fees, as well as for the rest of the Directors in their capacity as such, can be found in section 3.5.

3.3.2. Variable Remuneration

The variable remuneration of the Executive Directors is linked to various corporate metrics related to results and profitability.

In accordance with the current remuneration policy, the short and long-term variable remuneration systems incorporate measures that take into account possible variations in the Company's results:

- Both the annual variable remuneration and the long-term variable remuneration include defined scales of achievement that take into account the economic-financial and operational targets of the Company's strategic plan, and the creation of value for the shareholder. Thus, changes in the Company's performance, in the short and the long term, will have a direct impact on the amount of variable remuneration.

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- In the case of annual variable remuneration, extraordinary results that could introduce distortions are eliminated.
- The variable annual and long-term remuneration only accrues after the date of preparation of the corresponding annual accounts.
- All variable remuneration is subject to a recovery clause that allows the Company to claim from Executive Directors the reimbursement of the variable components of remuneration when these have been paid on the basis of data whose inaccuracy is subsequently proven.
- An obligation to hold shares is established, in the case of long-term variable remuneration.
- The Committee has carried out the evaluation process to determine the degree of attainment of the objectives. In this process, the Committee has been able to avail of the support of the Finance Department, responsible for management control of the Group, which facilitates the financial results of the Group duly audited and verified by the Audit and Control Committee. These results have also been verified by the external auditor.

a. Annual Variable Remuneration

The Executive Directors receive an annual variable remuneration to reward the creation of value through the achievement of the targets taken into account in the Group's strategic plans.

In 2025 the level of payout is as follows:

- For the Chairman, €3,053 thousand, which is 148.0% of the target (97.4% of the maximum possible and 185.0% of the 2025 fixed remuneration).
- In the case of the Chief Executive Officer, €2,298 thousand, which is 143.6% of the target (95.8% of the maximum possible and 143.6% of the 2025 fixed remuneration).

The following tables show the breakdown of the short-term variable remuneration:

Chairman	Weight	Metrics	Degree of Achievement of Targets				
			Minimum	Target	Maximum	Actual	Final Incentive Level
Quantitative Targets 80%	55%	Net result	73.38%	100%	126.62%	129.77%[3]	€1,497.38 thousand
	45%	Cash flow	87.52%	100%	120.17%	130.73%[4]	€1,225.13 thousand
Qualitative Targets and ESG (Environmental, social and corporate governance factors) **20%**	20%	Operation of the Board and the Executive Committee	0%		100%	50%	€330.00 thousand
			• BoD and Exe. Committee performance based on external assessment. • BoD focus transition to the US. • Align BoD composition to NDL and US listing.				
	20%	Strategic Planning	0%		100%	75%	
			• Strategic review. • Growth and new Businesses.				
	20%	ESG Measure: Corporate Governance	0%		100%	75%	

			• Maintenance within Relevant Indexes.
			• Reduction of CO_2 Emissions.
			• Health & Safety[1]:
			  ◦ Fatal work injury rate must be within industry ratios.
			  ◦ SIF rate reduction.				

	20%	ESG Measure: Succession Plan	0%		100%	100%	
			• Development plans to ensure a solid succession plan.				
	20%	ESG Measure: Institutional Representation	0%		100%	100%	
			• Implement Institutional Relations agenda in the US.				
							€3,052.50 thousand

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Chief Executive Officer	Weight	Metrics	Degree of Achievement of Targets				
			Minimum	Target	Maximum	Actual	Final Incentive Level
Quantitative Targets 70%	55%	Net result	73.38%	100%	126.62%	129.77%[3]	€1,056.00 thousand
	45%	Cash flow	87.52%	100%	120.17%	130.73%[4]	€864.00 thousand
Qualitative Targets and ESG (Environmental, social and corporate governance factors) **30%**	39%	Strategic Plan	0%		100%	75%	€378.00 thousand
			• Strategic review. • Growth and new businesses. • Execute divestment plan.				
	17%	ESG Measure: Health and Safety [1] [2]	0%		100%	50%	
			• Fatal work injury rate within industry ratios. • SIF rate reduction. • Leading Indicators.				
	8%	ESG Measure: Boost Innovation, Sustainability and Corporate Social Responsibility	0%		100%	100%	
			• Implement relevant AI and data. • Maintenance within Relevant Indexes. • Reduction of CO_2 Emissions.				
	23%	ESG Measure: Development of professional teams	0%		100%	87%	
			• Talent management. • Engagement. • Adapting the Organization to Business Needs.				
	5%	ESG Measure: Suitability and monitoring of procedures associated to controlled risks	0%		100%	100%	
			• Implementation of internal audit recommendations. • SOX implementation.				
	8%	ESG Measure: Relations with stakeholders	0%		100%	100%	
			• Promotion of managed lanes in the US. • Implement the Investor Relations Agenda in the US.				
							€2,298.00 thousand

Notes: Certain metrics are not disclosed due to strategic or commercial sensitivity.

The data verification process related to the financial assessment of the targets for Executive Directors has been completed in accordance with the resolutions and the internal validation procedure.

(1) In 2025, the Health & Safety objective is to ensure that the fatal work injury rate remains within the industry's weighted average, which serves as the baseline requirement for a positive assessment of the overall Health & Safety performance framework. Meeting this baseline unlocks the evaluation of the rest of the H&S KPIs: achieving a 27.1% reduction in the Serious Injury and Fatality (SIF) rate compared to the 2022 baseline.

(2) The second core target consists of fulfilling the annual leading indicator commitments established and periodically reviewed with each reporting manager. This objective supports the Company's long-term pathway toward zero fatal incidents and reinforces leadership accountability, proactive risk management, and a strong safety culture across all business units.

(3) Net Income data for Achievement purposes EUR 336 mn (129.77% of achievement compared to the adjusted budget) correspond to those published in the Integrated Report in section 6 of the Consolidated Financial Statements, Statement B of the Consolidated Income Statement EUR 888 mn, excluding the extraordinary impacts of EUR 553 mn detailed in the table of Section 2 Profit/(loss) for the year, according to the like-for-like definition included in the Appendix of Alternative Performance Measures.

(4) The cash flow figure of EUR 2,029 mn (130.73% of achievement compared to the budget) corresponds to the cash flow from ex-project activity of EUR 603 mn, published in the Cash Flow Section 5.3 of the Consolidated Financial Statements, eliminating: tax payment detailed in that Statement (EUR 117 mn); payments related to the investment of the new business division Ferrovial Digital Infrastructure (EUR 134 mn), the equity contribution carried out in the assets JFK (EUR 236 mn), Milano (EUR 51 mn) and Ganga project already injected in 2024 (EUR 52 mn), the cash paid related to the Pinneaple project excluded from the target (EUR 11 mn), the Leon project cash flow homogeneization (EUR -39 mn) together with the 407-ETR 5.06% acquisition (EUR 1,271 mn) and the respective additional dividends (EUR -35 mn), and the necessary adjustments needed for the homogenization of the current approach under SEC requirements with respect to the target (ex financial interest collection of EUR 121 mn and restricted cash movements EUR 9 mn; including IFRS 16 related payments EUR 121 mn), all of them considered in the target definition.

b. Long-term Variable Remuneration

Executive Directors receive variable remuneration in the long term to reward the creation of sustainable shareholder value over the long term.

In accordance with the current remuneration policy, and as detailed in section 2.3, the maximum value of the units granted under the Long-Term Incentive Plans, at grant date prices, may reach up to 150% of the fixed remuneration of the Executive Directors.

In 2025 the delivery of the shares corresponding to the grant of the 2022 Plan, whose target measurement period comprised the period 2022-2024, has taken place. The incentive level for the Chairman and the Chief Executive Officer amounted to € 2,049 thousand, corresponding to the relevant

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50,760 shares valued as of 18 March 2025 for each of the executive directors. This number of shares delivered is equivalent to 90% of those initially granted.

The first grant of the 2023-2025 Plan expired in 2025, with a target measurement period of 2023-2025. The number of shares to be delivered in 2026 will be equivalent to 85.15%% of the units granted in 2023:

Degree of achievement of the targets					
2023 Grant	**Weight**	**Minimum**	**Maximum**	**Actual**	**% Payout**
Activity Cash flow	40%	≤ €571 M	≥ €836 M	€1,767 M	40%
Relative TSR*	50%	Position 10 to 18	Position 1 to 3	Position 6	40%
ESG metrics:					
CO2 Emissions	5%	≤21.5%	≥26.9%	52.8%	5%
Diversity	2.5%	≤27.2%	≥32.0%	27.48%	0.15%
Health and Safety	2.5%	≤19.0%	≥27.1%	19.0%	0%
				% aggregate payment	85.15%

** Comparison group: ACS, CCR, Granite, BIP, AdP, Fraport, Sacyr, Getlink, Eiffage, Vinci, Tutor Perini, Skanska, Balfour Beatty, Transurban, SNC Lavalin, Webuild and AENA.*

The following long-term incentive plans were in force at the end of 2025:

- The first grant of the 2023-2025 Plan, whose target measurement period covers the period 2023-2025.
- The second grant of the 2023-2025 Plan, whose target measurement period covers the period 2024-2026.
- The third grant of the 2023-2025 Plan, whose target measurement period covers the period 2025-2027.

The following table shows the movements of the share-based remuneration systems and gross profit from consolidated shares.

	Long-Term Incentive Plan		**At the beginning of 2025 financial**	**Granted during the 2025 financial**	**Consolidated during the 2025**				**Instruments expired and not exercised**	**At the end of the 2025 financial year**
	Plan	Grant	No. of Equivalent shares	No. of Equivalent shares	No. of Equivalent shares	No. of consolidated equivalent shares	Consolidated share price (€)	Gross profit from consolidated shares (€ thousand)	No. of instruments (units)	No. of Equivalent shares
Chairman	2020-2022	2022	56,400	--	50,760	50,760	40.369	2,049	5,640	
	2023-2025	2023	50,680	--	--	--	--	--	--	50,680
		2024	39,241	--	--	--	--	--	--	39,241
		2025	--	32,458	--	--	--	--	--	32,458
Chief Executive Officer	2020-2022	2022	56,400	--	50,760	50,760	40.369	2,049	5,640	
	2023-2025	2023	69,925	--	--	--	--	--	--	69,925
		2024	61,441	--	--	--	--	--	--	61,441
		2025	--	50,820	--	--	--	--	--	50,820

Note: *The number of shares annually granted to the Chairman, represents 0.03% of his stake in the capital of the company and, therefore, represents an amount that is not relevant with respect to it. Additionally, there is no dilution at the time of the settlement of the Long-Term Incentive Plans since there is no capital increase in any case. Therefore, it does not affect minority shareholders.*
In the case of the Chairman, the average allocation of units (at grant prices) over fixed remuneration in the 2021-2025 period has been of 91%, below the limit established in the Directors' Remuneration Policy of 150%.

3.3.3. Other Items of Remuneration of Executive Directors in 2025

Payment in kind

The Company has subscribed life insurance policies to cover the risk of death or incapacity of the Executive Directors. For 2025, the amount of the life insurance premium has risen to:

- €12 thousand for the Chairman.
- €7 thousand for the Chief Executive Officer.

During 2025, the current Chief Executive Officer, Mr. Ignacio Madridejos, has been allocated the amount of €31 thousand as other remuneration in kind corresponding to a company car and health insurance. In the case of the Chairman, €3 thousand was allocated as tax advice.

258_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report **5. Remuneration Report** 6. Annex 8. Consolidated Financial Statements

Long-Term Savings Schemes and Other Remunerations

Deferred remuneration plan for the CEO:

Mr. Ignacio Madridejos participates in a deferred remuneration scheme. This is extraordinary deferred remuneration, which will only be made effective once the relationship with the Company terminates by mutual agreement, upon attainment of a certain age, with no other consolidated rights existing (see 2.3.1).

The contributions made in this respect in 2025 amounted to €642 thousand, with the total accumulated at the closing date of this report amounting to €3,397 thousand for Mr. Ignacio Madridejos.

In addition, at the date of issue of this Report, no additional remuneration has been accrued to the Directors as consideration for services rendered other than those inherent to their position.

3.3.4. Terms and Conditions of Contracts, Including Severance Payments and Non-Compete Covenants

The terms and conditions of the Directors' contracts applicable in 2025 are the same as those set out in section 2.3.4. above.

3.4. EVOLUTION OF REMUNERATION OF EXECUTIVES

The following tables show the evolution over the last five years of the remuneration of the Executive Directors.

Total remuneration accrued (in € thousand)

Chairman	2025	2024	2023	2022	2021
Fixed remuneration	1,650	1,500	1,500	1,500	1,500
Variable remuneration	3,053	2,786	2,809	2,609	2,275
Plans linked to shares	2,049	1,946	795	883	490
Others[1]	15	14	13	10	9
Total	6,767	6,246	5,117	5,002	4,274

[1] Life insurance premiums and other remuneration in kind.

Chief Executive Officer	2025	2024	2023	2022	2021
Fixed remuneration	1,600	1,450	1,313[2]	1,150	1,100
Variable remuneration	2,298	2,097	1,926	1,538	1,283
Plans linked to shares	2,049	1,946	795	183	0
Other[1]	38	43	18	13	12
Total	5,985	5,536	4,052	2,884	2,395

[1] Life insurance premiums and other remuneration in kind.
[2] €1,150 thousand until 15 June and €1,450 thousand from 16 June onwards

With respect the remuneration as recorded as expense by the Company in financial year 2025, the Company recorded an expense for the share-based compensation plans under IFRS 2 in fiscal year 2025 relating to the 2022, 2023, 2024, and 2025 Performance Share Plans, amounting to EUR 1,235 thousand for the Chairman and EUR 1,827 thousand for the Chief Executive Officer.

3.5. REMUNERATION OF THE DIRECTORS IN THEIR CAPACITY AS SUCH

The total remuneration of the Directors in their capacity as such is of a fixed or attendance-based nature and is linked to their level of responsibility and dedication, guaranteeing their independence and long-term commitment.

The maximum total remuneration for 2025 for membership of the Board of Directors of the Company established in the Remuneration Policy in force during 2025 stands at €2,280 thousand.

- Fixed emolument (including the remaining amount described below): In 2025 amounted to a total of €1,524 thousand.
- Attendance fees: The Directors receive a fixed sum for attending Board of Directors meetings and for their delegated or advisory Committees. In total, the amount of attendance fees paid in 2025 reached €756 thousand.

In accordance with the resolution taken at the Board of Directors May 2025 meeting, since the total remuneration of the Directors for that year did not reach the maximum annual amount established in the current Directors' Remuneration Policy, the difference (amounting to €261 thousand for the entire Board of Directors) was distributed as fixed remuneration to the Directors, taking into account their length of service on the Board in 2025.

Therefore, the total amount paid in 2025 to the Directors for belonging to the Board, in their capacity as such, was €2,280 thousand. The following table shows the Directors to whom remuneration applies, in their capacity as such, in the 2025 financial year.

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Director (€ thousand)[1]	Type of Director	Accrual period financial year	Board Fees (Fixed Allocation)[2]	Board Attendance Fees	Total[3]	Net Number of Shares Received[4]
Mr. Rafael Del Pino y Calvo-Sotelo	Chairman - Executive Director	From 01/01/2025 to 31/12/2025	174	113	287	428
Mr. Óscar Fanjul Martín	Vice-Chariman - Non-Executive Independent Director	From 01/01/2025 to 31/12/2025	160	83	243	469
Mr. Ignacio Madridejos Fernández	Chief Executive Officer - Executive Director	From 01/01/2025 to 31/12/2025	119	56	175	261
Ms. María Del Pino y Calvo-Sotelo	Non-Executive Director	From 01/01/2025 to 31/12/2025	119	56	175	338
Mr. José Fernando Sánchez-Junco Mans	Non-Executive Independent Director	From 01/01/2025 to 31/12/2025	119	66	185	357
Mr. Philip Bowman	Non-Executive Independent Director	From 01/01/2025 to 31/12/2025	119	56	175	338
Ms. Hanne Birgitte Breinbjerg	Non-Executive Independent Director	From 01/01/2025 to 31/12/2025	119	44	163	242
Mr. Bruno Di Leo	Non-Executive Independent Director	From 01/01/2025 to 31/12/2025	119	55	174	335
Mr. Juan Hoyos Martínez De Irujo	Non-Executive Independent Director	From 01/01/2025 to 31/12/2025	119	56	175	338
Mr. Gonzalo Urquijo Fernández De Araoz	Non-Executive Independent Director	From 01/01/2025 to 31/12/2025	119	64	183	353
Ms. Hildegard Wortmann	Non-Executive Independent Director	From 01/01/2025 to 31/12/2025	119	49	168	324
Ms. Alicia Reyes Revuelta	Non-Executive Independent Director	From 01/01/2025 to 31/12/2025	119	56	175	338
TOTAL			1,524	756	2,280	4,121

[1] The amounts in the table are rounded up.
[2] The fixed allocation includes the pro rata distribution of the remainder.
[3] The Directors' remuneration for 2025 (EUR 2,280 thousands gross) also comprises the value of the shares delivered. The net number of shares delivered to Directors amounts to 4,121 shares.
[4] As adopted by the Board, the gross value of the shares each Director is entitled to receive represents 16.7% of the Directors' total annual gross remuneration.

Ratio of compensation of the top executive and the average employee

In 2025, the Chairman's total accrued remuneration amounted to €7,054 thousand (€6,767 thousand as Executive Director plus €287 thousand as board fees), the average total accrued remuneration amounted to €61 thousand, and the ratio of these amounts is 116.

Ferrovial has 22,609 employees and is present in 6 main markets (Spain, United States, Canada, United Kingdom, Poland and Latin America) where there are specific remuneration conditions. We determine the total accrued remuneration considering all remuneration elements (fixed compensation, board fees, annual variable remuneration, share-linked plans and remuneration in kind).

4. ALIGNMENT OF REMUNERATION IN THE GROUP WITH THE LONG-TERM AND SUSTAINABLE PERFORMANCE OF THE COMPANY AND THE REDUCTION OF RISKS

The Remuneration Policy is designed taking into account the Company's strategy and the long-term results of the Company:

- The total remuneration of the Executive Directors is composed of different remuneration elements consisting mainly of:
  - Fixed elements, based on the level of responsibility of the position, the professional trajectory and market practice both, national and international, of comparable companies.
  - Annual variable remuneration to reward the creation of value through the achievement of the financial and non-financial targets.
  - Long-term incentives aimed at rewarding the creation of sustainable shareholder value over the long term.
- Long-Term Incentive Plans form part of a multi-annual framework to guarantee that the evaluation process is based on the long-term results. This remuneration is granted and paid mainly in the form of shares upon the basis of the creation of value, in such a way that the interests of managers are aligned with those of the shareholders.
- Variable compensation (short and long term) is linked to social, environmental and governance objectives (ESG). For example, and, among others, to employee health and safety ratios, environmental sustainability, belonging and inclusion, talent management and stakeholder relations.

In addition, Ferrovial has the following tools to ensure that the Remuneration Policy is not exposed to excessive risk and potential conflicts of interest:

- The Nomination and Remuneration Committee consists of five members, one of whom is also a member of the Audit and Control Committee. The cross-membership in these two Committees favors the consideration of the risks associated with remuneration in the deliberations of the Committees and in their proposals to the Board.
- The accrual of variable remuneration only occurs after the date of preparation of the corresponding annual accounts.

260_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

• In the case of annual variable remuneration, when determining the level of compliance with quantitative targets, extraordinary results that could introduce distortions are eliminated. • Under circumstances where the objectives linked to variable remuneration are not met, the Executive Directors will only receive the fixed remuneration. • There are no guaranteed variable remunerations. • For Executive Directors, the long-term element has a weighting of approximately 34-38% of total remuneration in a maximum performance scenario. • To reinforce Executive Directors' commitment to the long-term interests of the Company, the Remuneration Policy includes retention requirements and/or permanent holding of financial instruments. • As explained in section 2.3.3. above, all variable remuneration is subject to a malus and clawback clause. • Ferrovial has implemented a comprehensive risk management system called Ferrovial Risk Management ("FRM") which includes risks related to potential conflicts of interest. The operation of the FRM is described in detail in the Annual Corporate Governance Report. In addition, Article 13 of the Board Regulations, regarding risk management, is taken into account. The remuneration systems for the Executive Directors described above implicitly include measures of control over excessive risk in their design. On the one hand, the qualitative targets of the CEO implicitly include a performance evaluation of the assumption of risks and compliance with the policies established for these purposes. The design of the Long-Term Incentive Plans with cycles of three years each, produces an interrelation of the results of each year, therefore acting as a catalyst for alignment with the long-term interests of the Company and prudent decision making. 5. PROCEDURES AND BODIES OF THE COMPANY INVOLVED IN THE REMUNERATION POLICY. MAIN ACTIVITIES CARRIED OUT BY THE NOMINATION AND REMUNERATION COMMITTEE DURING THE 2025 FINANCIAL YEAR 5.1. PROCEDURES AND BODIES OF THE COMPANY INVOLVED IN THE REMUNERATION POLICY At least every four years, the Company will submit the Remuneration Policy to a vote by the General Meeting, upon a proposal of the Board following the recommendation of the Nomination and Remuneration Committee. It is the Company's policy to seek input from relevant stakeholders, including proxy advisors, when changes to remuneration arrangements are proposed. The bodies involved in the approval of the Remuneration Policy are the Board of Directors, the Nomination and Remuneration Committee and the General Shareholders' Meeting, the latter being the competent body for its approval, in accordance with article 8.5.2 of the Articles of Association, the Board Rules and current legislation. The Board, with the proposal from the Nomination and Remuneration Committee, considers the following premises in order to establish the remuneration policy: • The applicable legal regulations. • The provisions established by the Articles of Association and the Board Rules (Article 38). • The following internal criteria as regards Executive Directors: – Breakdown of the remuneration into fixed and variable targets. – Association with the variable remuneration with the achievement of corporate targets. – Alignment with Ferrovial's interests through: › Periodic participation in plans linked to the share price and to certain metrics of profitability. › Recognition, in certain cases, of a deferred remuneration concept. › No commitments to pensions. • The targets established in the Group's strategic plan, which allow, among other things, to establish the metrics to which the annual and long-term variable remuneration is linked. • Market data. See, in this respect, section 2.2. Likewise, the Nomination and Remuneration Committee, following good governance practices and recommendations, uses reports prepared by independent external advisors. In 2025, WTW and Georgeson provided services in relation to various remuneration matters, including benchmarking against national and international comparators, and KPMG assisted as external advisor in the Board's annual self-assessment process. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_261

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5.2. COMPOSITION AND FUNCTIONS OF THE NOMINATION AND REMUNERATION COMMITTEE

The Nomination and Remuneration Committee is composed of five members:

Name	Position	Type of Director
Mr. Bruno Di Leo	Chairman	Non-Executive Independent Director
Mr. José Fernando Sánchez-Junco Mans	Member	Non-Executive Independent Director
Ms. Hanne Sørensen	Member	Non-Executive Independent Director
Mr. Gonzalo Urquijo	Member	Non-Executive Independent Director
Ms. Hildegard Wortmann	Member	Non-Executive Independent Director

The following table shows the experience and knowledge of the members of the Nomination and Remuneration Committee:

Name	Experience and knowledge
Mr. Bruno Di Leo	Financial Services, Business Administration, Business strategy, Commercial management, New technologies, International experience, Innovation, Digital transformation
Mr. José Fernando Sánchez-Junco Mans	Industrial Engineering, Infrastructures, International experience, Innovation/ new technologies, Finance, Operations, Strategy
Ms. Hanne Sørensen	Economics and Management, International Experience, Finance, Transport, Logistics, Commercial Management, Operations, Strategy, Innovation, Digital Transformation
Mr. Gonzalo Urquijo	Economics and Political Science, Strategy and Business Management, International Experience, Finance, Industrial Production, Logistics
Ms. Hildegard Wortmann	Innovation, Digitalization, Business Strategy, Managerial and Executive experience in large industrial and business groups

The most important duties of the Nomination and Remuneration Committee include the following:

- The Nomination and Remuneration Committee identifies individuals qualified to become Directors, consistent with criteria approved by the Board, recommends that the Board select the director nominees to be presented by the Board to the General Meeting, and prepares the decision-making of the Board relating to the compensation of Directors and executive officers.
- The Nomination and Remuneration Committee (The "Committee") assists the Board of Directors in the development, review, and application of the Company's remuneration framework. It submits proposals on the remuneration policy applicable to Directors and prepares the annual remuneration report, ensuring transparency, consistency with the Company's governance framework and compliance with applicable legal and regulatory requirements. It also verifies the accuracy of remuneration-related disclosures included in the Company's corporate documentation.
- The Committee makes recommendations to the Board on the remuneration of individual Directors, including executive Directors, and on severance arrangements, in accordance with the approved remuneration policy. It further reviews and determines, or submits recommendations on, the remuneration of executive officers who are not Board members, the conditions of Senior Managers' contracts, and incentive and equity-based compensation plans.
- The Committee oversees compliance with applicable clawback requirements and ensures proportionality and internal consistency of remuneration, with executive officers excluded from decisions relating to their own remuneration.

Lastly, in those cases where the law so provides, the approval of the mandatory matters is submitted to the General Shareholders' Meeting, including the remuneration plans granted to the Executive Directors consisting of the delivery of shares, share option rights or which are linked to the value of the shares.

5.3. MAIN ACTIVITIES CARRIED OUT BY THE NOMINATION AND REMUNERATION COMMITTEE DURING THE 2025 FINANCIAL YEAR

In the 2025 financial year the Nomination and Remuneration Committee met 4 times. The following table shows the individual attendance of its members.

Name	Position	Attendance at meetings
Mr. Bruno Di Leo	Chairman	3/4
Mr. José Fernando Sánchez-Junco Mans	Member	4/4
Ms. Hanne Sørensen	Member	4/4
Mr. Gonzalo Urquijo	Member	4/4
Ms. Hildegard Wortmann	Member	3/3[1]

[1]On May 12, the Board of Directors agreed to appoint Ms. Wortmann as Committee's member.

In addition, the Nomination and Remuneration Committee adopted certain written resolutions outside of these meetings. The following table shows the most relevant actions carried out by the Committee during 2025. It should be noted that the Company's remuneration policy has been verified throughout the year.

262_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | **5. Remuneration Report** | 6. Annex | 8. Consolidated Financial Statements

Quarter	Actions carried out
First Quarter 2025	• Proposed Directors' Remuneration Policy and Annual Report on Directors' Remuneration 2024. • Report on the fixed remuneration for the 2025 financial year for the Executive Directors and review of the fixed remuneration of the Management Committee. • Proposal for variable annual remuneration for 2024, payable in 2025, to the Executive Directors and review of that of the Management Committee. • Revision of: (i) the amount of the variable remuneration, expressed as a percentage of the fixed remuneration, (ii) the compliance criteria to which the assessment of the variable remuneration is linked and (iii) the quantitative and qualitative targets to which it is linked. • Report on the allocation of units of the third grant of the 2023-2025 Long-Term Incentive Plan to the Executive Directors and review of the allocation of units to the members of the Management Committee. • Compliance with the metrics to which the third grant of the 2020-2022 Long-Term Incentive Plan is linked and proposal of the aggregate pay out ratio to determine the number of shares to be delivered. • Closing of remuneration of the Directors in their capacity as such corresponding to the 2024 financial year. • Board and Committees: Independence and Composition. • Form S-8 (Registration Statement-Employee Benefit Plans). • Report on nominations to Boards of Directors in Ferrovial Group companies.
Second Quarter 2025	• Report for the evaluation of the Committee by the Board. • Report on the evaluation of the Board (KPMG). • Proposal for the remuneration of the Board members in their capacity as such for the fiscal year 2025. • Belonging and Inclusion Policy. • Annual review of the NRC Charter. • Verification of the information on remuneration of the Directors and senior management contained in the corporate documents and checked the observance of the Company's remuneration policy. • Remuneration Policy and Remuneration Report 2025 AGM Voting. • Report on engagement. • Long Term Incentive Plans – Review of D&I Metric. • Senior Management Team Organization Update.
Third Quarter 2025	• Report on belonging and inclusion. • Report on talent management. • Report on changes in the Boards of Directors of the investee companies.
Fourth Quarter 2025	• Review of the Chairman's contract. • Board Evaluation Review. • Annual Review of the other professional duties of the Non-Executive Directors. • Report on the succession plan for the Chairman, Chief Executive Officer, senior management and other management positions. • Overview of the Company's Clawback Policy. • Long-Term Incentive Plans – LTI Plan 2026-2028. • Report on the operation of the Committee. • Report on changes in the Boards of Directors of the investee companies. • Senior Management Team Organization Update.

In 2026, up to the date of approval of this report, the same activities have been carried out as in 2025.

5.4. OTHER INFORMATION OF INTEREST

Ferrovial has taken out civil liability insurance for the directors and executives of the Group companies of which Ferrovial is the parent company. Among these insured persons are the Directors. The premium paid in 2025 for the aforementioned insurance amounts to €1,594 thousand.

6. SUMMARY TOTAL REMUNERATION TABLES

6.1. TOTAL REMUNERATION OF EXECUTIVE DIRECTORS (IN € THOUSAND)

Director	Financial Year	Base Salary	Other Benefits[1]	Board Fees	Board Attendance Fees	Perquisites	Total Fixed	% Fixed	Annual Variable Remuneration	Long-Term Incentive Plan	Total Variable	% Variable	Total Remuneration
Mr. Rafael del Pino y Calvo-Sotelo	**2025**	**1,650**	--	**174**	**113**	**15**	**1,952**	**28 %**	**3,053**	**2,049**	**5,102**	**72 %**	**7,054**
	2024	1,500	107	35	103	14	1,759	27 %	2,786	1,946	4,732	73 %	6,491
	2023	1,500	99	35	119	13	1,766	33 %	2,809	795	3,604	67 %	5,370
	2022	1,500	107	35	103	10	1,755	33 %	2,609	883	3,492	67 %	5,247
	2021	1,500	92	35	122	9	1,758	39 %	2,275	490	2,765	61 %	4,523
Mr. Ignacio Madridejos Fernández[2]	**2025**	**1,600**	--	**119**	**56**	**38**	**1,813**	**29 %**	**2,298**	**2,049**	**4,347**	**71 %**	**6,160**
	2024	1,450	61	35	51	43	1,641	29 %	2,097	1,946	4,043	71 %	5,684
	2023	1,313	53	35	60	18	1,479	35 %	1,926	795	2,721	65 %	4,200
	2022	1,150	61	35	51	13	1,310	43 %	1,538	183	1,721	57 %	3,031
	2021	1,100	46	35	61	12	1,254	49 %	1,283	--	1,283	51 %	2,537

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[1]This component has been incorporated into the fixed allocation as a result of the new Directors' Remuneration Policy.
[2]Mr. Ignacio Madridejos Fernández participates in a deferred remuneration scheme that will only become effective when he leaves the Company by mutual agreement upon reaching a certain age, and therefore there are no vested rights. The annual contributions amount to 20% of the Total Remuneration (fixed remuneration plus the annual variable remuneration target of 100%). The right to receive this extraordinary remuneration shall be incompatible with the payment of any compensation that the Chief Executive Officer may be entitled to receive as a result of the termination of their relationship with the Company.

6.2. TOTAL REMUNERATION OF NON-EXECUTIVE DIRECTORS (IN € THOUSAND)

Director	Financial Year	Board Fees	Board Attendance Fees	Other Benefits[1]	Total
Mr. Óscar Fanjul Martín	**2025**	**160**	**83**	–	**243**
	2024	35	76	96	206
	2023	35	86	87	208
	2022	35	73	96	204
	2021	35	83	81	199
Ms. María del Pino y Calvo- Sotelo	**2025**	**119**	**56**	–	**175**
	2024	35	51	61	148
	2023	35	57	53	145
	2022	35	51	61	147
	2021	35	61	46	142
Mr. José Fernando Sánchez-Junco Mans	**2025**	**119**	**66**	–	**185**
	2024	35	58	61	154
	2023	35	66	53	154
	2022	35	58	61	154
	2021	35	76	46	157
Mr. Philip Bowman	**2025**	**119**	**56**	–	**175**
	2024	35	49	61	145
	2023	35	55	53	143
	2022	35	47	61	143
	2021	35	59	46	140
Ms. Hanne Birgitte Breinbjerg Sørensen	**2025**	**119**	**44**	–	**163**
	2024	35	35	61	131
	2023	35	47	53	135
	2022	35	41	61	137
	2021	35	50	46	131
Mr. Bruno Di Leo	**2025**	**119**	**55**	–	**174**
	2024	35	49	61	145
	2023	35	55	53	143
	2022	35	49	61	145
	2021	35	58	46	139
Director	**Financial Year**	**Board Fees**	**Board Attendance Fees**	**Other Benefits[1]**	**Total**
Mr. Juan Hoyos Martínez De Irujo	**2025**	**119**	**56**	–	**175**
	2024	35	51	61	148
	2023	35	60	53	148
	2022	35	51	61	147
	2021	35	61	46	142
Mr. Gonzalo Urquijo Fernández De Araoz	**2025**	**119**	**64**	–	**183**
	2024	35	56	61	152
	2023	35	62	53	150
	2022	35	54	61	150
	2021	35	59	46	140
Ms. Hildegard Wortmann[2]	**2025**	**119**	**49**	–	**168**
	2024	35	36	61	132
	2023	35	42	53	130
	2022	35	36	61	132
	2021	23	36	30	89
Ms. Alicia Reyes Revuelta[2]	**2025**	**119**	**56**	–	**175**
	2024	35	49	61	145
	2023	35	55	53	143
	2022	35	47	61	143
	2021	23	36	30	89

[1]This component has been incorporated into the fixed allocation as a result of the new Directors' Remuneration Policy.
[2]Appointed as Non-Executive Directors in May 2021.

264_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

6.3. RELATIONSHIP BETWEEN DIRECTORS' TOTAL REMUNERATION, COMPANY PERFORMANCE AND PAY RATIO

The data reported in the following table for the years 2021 and 2022 are those reported in the Annual Directors' Remuneration Reports corresponding to each fiscal year and in accordance with the Spanish legal requirements (perquisites not included in totals).

		2025	Change (in %)	2024	Change (in %)	2023	Change (in %)	2022	Change (in %)	2021
Executive Directors Total Remuneration (€ thousand)	Mr. Rafael Del Pino Y Calvo-Sotelo[1]	7,054	8.67	6,491	20.88	5,370	2.54	5,237	16.02	4,514
	Mr. Ignacio Madridejos[2]	6,160	8.37	5,684	35.33	4,200	39.17	3,018	19.52	2,525
Non-Executive Directors Total Remuneration (€ thousand)[4]	Mr. Óscar Fanjul Martín	243	17.96	206	-0.96	208	1.96	204	2.51	199
	Ms. María Del Pino Y Calvo-Sotelo	175	18.24	148	2.07	145	-1.36	147	3.52	142
	Mr. José Fernando Sánchez-Junco Mans	185	20.13	154	0.00	154	0.00	154	-1.91	157
	Mr. Philip Bowman	175	20.69	145	1.40	143	0.00	143	2.14	140
	Ms. Hanne Birgitte Breinbjerg	163	24.43	131	-2.96	135	-1.46	137	4.58	131
	Mr. Bruno Di Leo	174	20.00	145	1.40	143	-1.38	145	4.32	139
	Mr. Juan Hoyos Martinez De Irujo	175	18.24	148	0.00	148	0.68	147	3.52	142
	Mr. Gonzalo Urquijo Fernández De Araoz	183	20.39	152	1.33	150	0.00	150	7.14	140
	Ms. Hildegard Wortmann[3]	168	27.27	132	1.54	130	-1.52	132	48.31	89
	Ms. Alicia Reyes Revuelta[3]	175	20.69	145	1.40	143	0.00	143	60.67	89
Company Performance	Total Shareholder Return (%)	38.60	50.19	25.70	-33.07	38.40				
	Total Revenue (€ million)	9,627	5.25	9,147	7.43	8,514				
	Consolidated results of the Company (€ million)[5]	1,070	-70.45	3,621	451.98	656	144.78	268	-72.26	966
Remuneration of Employees	Average (€ thousand)[6]	61	24.66	49	6.52	46	4.55	44	46.67	30
Pay Ratio	Chairman Pay Vs. Average Remuneration of employees[7]	116	-12.12	132	12.82	117				

[1]The variations in the Chairman's accrued remuneration have been derived from the different fulfillment of the metrics of the remuneration at risk of the Chairman both in the short and long term.

[2]The variations in the Chief Executive Officer's accrued remuneration have been derived from the different fulfillment of the metrics of the remuneration at risk of the Chief Executive Officer both in the short and long term.

[3]Remuneration between 2021 and 2022 the indicated figure shows the variation between the remuneration actually accrued in 2021 and in 2022. These figures are not comparable given that the Director was appointed on 6 May 2021 and therefore the remuneration relates to the period from 6 May to 31 December 2021. In 2022, she was a member of the Board for the full financial year.

[4]The variation in the remuneration of Non-Executive Directors between 2024 and 2025 is due to the increase in the amount of these elements in 2025 as per the new Directors' Remuneration Policy.

[5]"CONSOLIDATED PROFIT BEFORE TAXES" data provided in the Integrated Annual Reports.

[6]"SALARIES AND WAGES ACCOUNT" between "AVERAGE STAFF", excluding Executive Directors in both data. The increase in the 2021-2022 period is due to the sale of the major part of the Services division. Additionally, the increase in the 2024-2025 period is due to the divestment of subsidiaries in Chile.

[7]Ratio between (i) the total annual remuneration of the Chairman and (ii) the average annual remuneration of the employees of the company, whereby:

- *The total remuneration of the Chairman includes all remuneration components (such as fixed remuneration, board fees, annual variable remuneration, share-linked plans and remuneration in kind).*
- *The average annual remuneration of employees is determined by dividing the salaries and wages account by the average number of employees.*

6.4. TOTAL REMUNERATION OF SENIOR MANAGEMENT

As well as Executive Directors, the members of the Senior Management of the Company have a remuneration package composed of their fixed and variable remuneration (annual and long-term), as well as other remuneration items. For the year 2025, they have jointly accrued the following remuneration:

Senior Management Remuneration (in € thousand)	2025	2024
Fixed remuneration	6,054	5,793
Variable remuneration	7,210	6,205
Share Plan linked to objectives	6,776	5,638
Life insurance premiums/Council membership in other subsidiaries/Expatriates' payments	2,675	1,493
Separation of members of the Senior Management Team (amount subject to income tax)	5,099	226
TOTAL	**27,814**	**19,355**

INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_265

Ri ve rli nx p ro je ct , L on do n. U .K .

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | **6. Annex** | 8. Consolidated Financial Statements

6

ANNEX

ALTERNATIVE PERFORMANCE MEASURES [269]

SASB INDICATORS, TASK FORCE ON CLIMATED-RELATED FINANCIAL DISCLOSURES (TCFD) AND THE TASKFORCE ON NATURE-RELATED FINANCIAL DISCLOSURES (TNFD) [284]

OTHER INFORMATION [287]

GLOSSARY OF TERMS [309]

BOARD OF DIRECTORS [313]

C O R R E C T E D . 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 268_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT W ilb ar ge r C re ek R W W TF (W at er w or ks ), Te xa s. U. S.

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Alternative Performance Measures

We present our consolidated financial statements in accordance with the IFRS Accounting Standards as adopted by the European Union ('EU'), and with Part 9 of Book 2 of the Dutch Civil Code. In addition, in the Management Report and Consolidated Financial Statements the management provides other non-IFRS regulated financial measures, that we refer to as "APMs" (Alternative Performance Measures) according to the directives of European Securities and Markets Authority (ESMA) or "Non-IFRS measures".

In considering the financial performance of the business, we analyze certain non-IFRS measures, that we classify as:

- Non-IFRS measures related to operating results, including Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, Comparable or "Like-for-like" ("LfL") Growth, and Order Book.
- Non-IFRS measures related to liquidity and capital resources, including Consolidated Net Debt and Ex-Infrastructure Liquidity.
- Other APMs: Total shareholder return, Managed investment, and Economic value generated and distributed.

These non-IFRS measures and APMs are not audited and should not be considered as alternatives to consolidated result for the period, operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. We believe that the disclosure of these measures is useful to investors, as these measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of how our management team operates and evaluates us and facilitates comparisons of the current period's results with prior periods. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with EU-IFRS.

1. NON-IFRS MEASURES: OPERATING RESULTS

1.1 Adjusted EBIT and Adjusted EBIT Margin

Adjusted EBIT is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense) and impairment and disposal of fixed assets. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to net profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies.

Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenue for the relevant period.

The following tables set forth a reconciliation of Adjusted EBIT to our net profit/(loss) for the periods indicated:

	Q4 25	Q4 24	FY 25	FY 24
Net profit/(loss)	262	2,746	1,150	3,490
Profit/(loss) net of tax from discontinued operations	-2	-5	-20	-14
Income tax/(expense)	-98	66	-60	145
Share of profits of equity-accounted companies	-74	-47	-258	-238
Net financial income/(expense)	123	-483	365	-274
Operating profit/(loss)	211	2,277	1,177	3,109
Impairment and disposal of fixed assets	64	-2,043	-210	-2,208
Adjusted EBIT	**276**	**234**	**967**	**901**

The following tables set forth a reconciliation of Adjusted EBIT and Adjusted EBIT like-for-like (For further information regarding Comparable or "Like-for-like" ("LfL") Growth" please see section 1.3) by Business Division to our net profit/(loss) by Business Division for periods indicated:

	Q4 25						
	Construction	Highways	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	128	75	-96	-4	161	-2	**262**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-2	0	**-2**
Income tax/(expense)	38	62	94	-1	-291	0	**-98**
Share of profits of equity-accounted companies	0	-71	-2	0	-1	0	**-74**
Net financial income/(expense)	-11	83	-20	7	64	0	**123**
Operating profit/(loss)	155	149	-24	2	-69	-2	**211**
Impairment and disposal of fixed assets	-5	1	25	1	44	-1	**64**
Adjusted EBIT (I)	**150**	**150**	**1**	**3**	**-25**	**-3**	**276**

INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_269

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | **6. Annex** | 8. Consolidated Financial Statements

	FY 25						
	Construction	Highways	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	332	610	302	-38	-51	-5	**1,150**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-20	0	**-20**
Income tax/(expense)	99	65	92	0	-316	0	**-60**
Share of profits of equity-accounted companies	0	-247	-11	0	0	0	**-258**
Net financial income/(expense)	-74	291	-99	19	228	0	**365**
Operating profit/(loss)	357	719	284	-19	-159	-5	**1,177**
Impairment and disposal of fixed assets	-6	0	-270	7	59	0	**-210**
Adjusted EBIT (I)	**352**	**719**	**14**	**-12**	**-101**	**-5**	**967**
Fx Impact	0	0	0	0	0	0	**0**
L-f-L Adjustments	0	0	0	0	0	0	**0**
Adjusted EBIT L-f-L (III)	**352**	**719**	**14**	**-12**	**-101**	**-5**	**967**

	Q4 24						
	Construction	Highways	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	35	102	2,591	2	18	-2	**2,746**
Profit/(loss) net of tax from discontinued operations	0	0	0		-5	0	**-5**
Income tax/(expense)	75	81	1	-5	-86	0	**66**
Share of profits of equity-accounted companies		-45	-2	0	0	0	**-47**
Net financial income/(expense)	-29	67	-570	1	48	0	**-483**
Operating profit/(loss)	81	205	2,020	-2	-25	-2	**2,277**
Impairment and disposal of fixed assets	0	-19	-2,025	0	1	0	**-2,043**
Adjusted EBIT (I)	**81**	**186**	**-5**	**-2**	**-24**	**-2**	**234**

	FY 24						
	Construction	Highways	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	258	663	2,665	-14	-80	-2	**3,490**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-14	0	**-14**
Income tax/(expense)	142	110	-3	-5	-99	0	**145**
Share of profits of equity-accounted companies	0	-226	-8	0	-4	0	**-238**
Net financial income/(expense)	-116	290	-625	8	169	0	**-274**
Operating profit/(loss)	284	837	2,029	-11	-28	-2	**3,109**
Impairment and disposal of fixed assets	0	-151	-2,025	0	-32	0	**-2,208**
Adjusted EBIT (I)	**284**	**686**	**4**	**-11**	**-60**	**-2**	**901**
Fx Impact	-1	-29	1	-1	1	0	**-28**
L-f-L Adjustments	0	0	7	1	-7		**2**
Adjusted EBIT L-f-L (IV)	**283**	**657**	**12**	**-11**	**-66**	**-2**	**874**
Adjusted EBIT VAR. L-f-L Growth (III) vs. (IV)	24.2 %	9.5 %	16.4 %	(12.9)%	(57.7)%		**10.6 %**

1.2 Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense), impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. We use Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation

270_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies.

Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by our revenues for the relevant period.

The following tables set forth a reconciliation of Adjusted EBITDA to our net profit/(loss) and Adjusted EBITDA Margin for the periods indicated:

	Q4 25	Q4 24	FY 25	FY 24
Net profit/(loss)	262	2,746	1,150	3,490
Profit/(loss) net of tax from discontinued operations	-2	-5	-20	-14
Income tax/(expense)	-98	66	-60	145
Share of profits of equity-accounted companies	-74	-47	-258	-238
Net financial income/(expense)	123	-483	365	-274
Operating profit/(loss)	211	2,277	1,177	3,109
Impairment and disposal of fixed assets	64	-2,043	-210	-2,208
Adjusted EBIT	**276**	**234**	**967**	**901**
Fixed asset depreciation	151	100	490	441
Adjusted EBITDA	**426**	**334**	**1,457**	**1,342**

The following tables set forth a reconciliation of Adjusted EBITDA and Adjusted EBITDA like-for-like to our net profit/ (loss) by Business Division for the periods indicated:

	Q4 25						
	Construction	Highways	Airports	Energy	Other	Adjustment	Total
	(in millions of euros)						
Net profit/(loss)	128	75	-96	-4	161	-2	**262**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-2	0	**-2**
Income tax/(expense)	38	62	94	-1	-291	0	**-98**
Share of profits of equity-accounted companies	0	-71	-2	0	-1	0	**-74**
Net financial income/(expense)	-11	83	-20	7	64	0	**123**
Operating profit/(loss)	155	149	-24	2	-69	-2	**211**
Impairment and disposal of fixed assets	-5	1	25	1	44	-1	**64**
Adjusted EBIT (I)	**150**	**150**	**1**	**3**	**-25**	**-3**	**276**
Fixed asset depreciation (II)	50	89	3	5	4	0	**151**
Adjusted EBITDA (I)+(II)	**200**	**239**	**4**	**7**	**-21**	**-2**	**426**

	FY 25						
	Construction	Highways	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	332	610	302	-38	-51	-5	**1,150**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-20	0	**-20**
Income tax/(expense)	99	65	92	0	-316	0	**-60**
Share of profits of equity-accounted companies	0	-247	-11	0	0	0	**-258**
Net financial income/(expense)	-74	291	-99	19	228	0	**365**
Operating profit/(loss)	357	719	284	-19	-159	-5	**1,177**
Impairment and disposal of fixed assets	-6	0	-270	7	59	0	**-210**
Adjusted EBIT (I)	**352**	**719**	**14**	**-12**	**-101**	**-5**	**967**
Fx Impact	0	0	0	0	0	0	**0**
L-f-L Adjustments	0	0	0	0	0	0	**0**
Adjusted EBIT L-f-L (III)	**352**	**719**	**14**	**-12**	**-101**	**-5**	**967**
Fixed asset depreciation (II)	160	270	22	15	23	0	**490**
Adjusted EBITDA (I)+(II)	**511**	**990**	**37**	**3**	**-78**	**-5**	**1,457**
Fx Impact	0	0	0	0	0	0	**0**

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_271

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements

L-f-L Adjustments	0	0	0	0	0	0	**0**
Adjusted EBITDA L-f-L (V)	**511**	**990**	**37**	**3**	**-78**	**-5**	**1,457**

	Q4 24						
	Construction	Highways	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	35	102	2,591	2	18	-2	**2,746**
Profit/(loss) net of tax from discontinued operations	0	0	0		-5	0	**-5**
Income tax/(expense)	75	81	1	-5	-86	0	**66**
Share of profits of equity-accounted companies		-45	-2	0	0	0	**-47**
Net financial income/(expense)	-29	67	-570	1	48	0	**-483**
Operating profit/(loss)	81	205	2,020	-2	-25	-2	**2,277**
Impairment and disposal of fixed assets	0	-19	-2,025	0	1	0	**-2,043**
Adjusted EBIT (I)	**81**	**186**	**-5**	**-2**	**-24**	**-2**	**234**
Fixed asset depreciation (II)	25	60	3	4	8	0	**100**
Adjusted EBITDA (I)+(II)	**106**	**246**	**-2**	**2**	**-16**	**-2**	**334**

	FY 24						
	Construction	Highways	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	258	663	2,665	-14	-80	-2	**3,490**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-14	0	**-14**
Income tax/(expense)	142	110	-3	-5	-99	0	**145**
Share of profits of equity-accounted companies	0	-226	-8	0	-4	0	**-238**
Net financial income/(expense)	-116	290	-625	8	169	0	**-274**
Operating profit/(loss)	284	837	2,029	-11	-28	-2	**3,109**
Impairment and disposal of fixed assets	0	-151	-2,025	0	-32	0	**-2,208**
Adjusted EBIT (I)	**284**	**686**	**4**	**-11**	**-60**	**-2**	**901**
Fx Impact	-1	-29	1	-1	1	0	**-28**
L-f-L Adjustments	0	0	7	1	-7		**2**
Adjusted EBIT L-f-L (IV)	**283**	**657**	**12**	**-11**	**-66**	**-2**	**874**
Fixed asset depreciation (II)	146	232	22	13	28	0	**441**
Adjusted EBITDA (I)+(II)	**430**	**918**	**26**	**2**	**-32**	**-2**	**1,342**
Fx Impact	-4	-36	1	0	0	0	**-39**
L-f-L Adjustments	0	0	7	0	-11		**-4**
Adjusted EBITDA L-f-L (VI)	**426**	**882**	**34**	**2**	**-43**	**-2**	**1,299**
Adjusted EBITDA VAR. L-f-L Growth (V) vs. (VI)	19.9 %	12.2 %	8.3 %	67.6 %	(86.1)%		**12.2 %**

272_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Additional disclosures regarding Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin.

The tables below set forth a reconciliation of Adjusted EBIT to our net profit/ (loss), Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin by subdivisions of Construction for periods indicated:

	Q4 25				FY 25			
	Budimex	Webber	F Co.	Construction	Budimex	Webber	F Co.	Construction
	(in millions of euros)							
Net profit/(loss)	73	27	28	128	174	78	80	332
Profit/(loss) net of tax from discontinued operations	0	0	0	0	0	0	0	0
Income tax/(expense)	19	-6	25	38	45	-7	61	99
Share of profits of equity-accounted companies	0	0	0	0	0	0	0	0
Net financial income/(expense)	-2	-1	-8	-11	-13	-8	-53	-74
Operating profit/(loss)	90	20	45	155	206	63	88	357
Impairment and disposal of fixed assets	0	0	-5	-5	0	0	-6	-6
Adjusted EBIT (I)	**90**	**20**	**40**	**150**	**206**	**63**	**82**	**352**
Fixed asset depreciation	14	16	20	50	45	56	59	160
Adjusted EBITDA (III)	**104**	**36**	**60**	**200**	**251**	**119**	**141**	**511**
Revenues (V)	**718**	**574**	**940**	**2,233**	**2,246**	**1,997**	**3,409**	**7,653**
Adjusted EBIT Margin	12.5 %	3.6 %	4.2 %	6.7 %	9.2 %	3.2 %	2.4 %	4.6 %
Adjusted EBITDA Margin	14.4 %	6.3 %	6.3 %	8.9 %	11.2 %	6.0 %	4.1 %	6.7 %

	Q4 24				FY 24			
	Budimex	Webber	F Co.	Construction	Budimex	Webber	F Co.	Construction
	(in millions of euros)							
Net profit/(loss)	39	7	-11	35	145	54	59	258
Profit/(loss) net of tax from discontinued operations	0	0	0	0	0	0	0	0
Income tax/(expense)	19	13	43	75	51	14	77	142
Share of profits of equity-accounted companies	0	0	0	0	0	0	0	0
Net financial income/(expense)	-5	-5	-19	-29	-26	-15	-75	-116
Operating profit/(loss)	53	15	13	81	170	52	61	284
Impairment and disposal of fixed assets	0	0	0	0	0	0	0	0
Adjusted EBIT	**53**	**15**	**13**	**81**	**170**	**52**	**61**	**284**
Fixed asset depreciation	10	4	12	25	37	48	62	146
Adjusted EBITDA	**63**	**19**	**25**	**106**	**207**	**100**	**123**	**430**
Revenues	**607**	**515**	**877**	**1,999**	**2,119**	**1,725**	**3,392**	**7,236**
Adjusted EBIT Margin	8.7 %	3.0 %	1.5 %	4.1 %	8.0 %	3.0 %	1.8 %	3.9 %
Adjusted EBITDA Margin	10.3 %	3.6 %	2.8 %	5.3 %	9.8 %	5.8 %	3.6 %	5.9 %
Fx Impact					3	-2	-1	-1
Adjusted EBIT LfL (II)					**173**	**50**	**60**	**283**
Fx Impact					3	-4	-3	-4
Adjusted EBITDA LfL (IV)					**210**	**96**	**120**	**426**
Fx Impact					33	-76	-76	-119
Revenues LfL (VI)					**2,152**	**1,649**	**3,316**	**7,117**
VAR. L-f-L Growth (I) vs. (II)					19.3 %	25.9 %	36.9 %	24.2 %
VAR. L-f-L Growth (III) vs. (IV)					19.4 %	24.4 %	17.1 %	19.9 %
VAR. L-f-L Growth (V) vs. (VI)					4.4 %	21.1 %	2.8 %	7.5 %

INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_273

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The following tables set forth a reconciliation of Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, by USA Highways for the periods indicated. The information is provided in Appendix I – Highways Details by assets in euros, and the conversion to USD is made by applying the average exchange rate for the periods indicated (reported in appendix II -Exchange rate movements):

(USD million)	**NTE**			**LBJ**			**NTE 35W**		
Global consolidation	**Q4 25**	**Q4 24**	**VAR.**	**Q4 25**	**Q4 24**	**VAR.**	**Q4 25**	**Q4 24**	**VAR.**
Net profit/(loss)	34	44	(21.6)%	15	17	(16.6)%	36	42	(14.9)%
Profit/(loss) net of tax from discontinued operations	0	0		0	0		0	0	
Income tax/(expense)	3	3		2	2		3	3	
Share of profits of equity-accounted companies	0	0		0	0		0	0	
Net financial income/(expense)	12	18	(35.3)%	20	20	1.8 %	20	18	9.6 %
Operating profit/(loss)	49	65		37	39		58	63	
Impairment and disposal of fixed assets	0	0		0	0		0	0	
Adjusted EBIT	**49**	**65**	**(23.9)%**	**37**	**39**	**(6.7)%**	**58**	**63**	**(7.3)%**
Fixed asset depreciation	23	8		13	8		18	8	
Adjusted EBITDA	**73**	**73**	**0.3 %**	**50**	**48**	**3.6 %**	**76**	**71**	**7.2 %**
Revenues	87	83	5.4 %	63	60	4.4 %	100	87	14.7 %
Adjusted EBIT Margin	56.7 %	78.5 %		58.8 %	65.8 %		58.2 %	72.0 %	
Adjusted EBITDA Margin	83.6 %	87.8 %		79.3 %	79.9 %		76.3 %	81.6 %	

(USD million)	**I-77**			**I-66**		
Global consolidation	**Q4 25**	**Q4 24**	**VAR.**	**Q4 25**	**Q4 24**	**VAR.**
Net profit/(loss)	12	11	6.5 %	-1	1	(183.8)%
Profit/(loss) net of tax from discontinued operations	0	0		0	0	
Income tax/(expense)	0	0		0	0	
Share of profits of equity-accounted companies	0	0		0	0	
Net financial income/(expense)	8	8	(4.8)%	34	31	8.6 %
Operating profit/(loss)	19	19		33	32	
Impairment and disposal of fixed assets	0	0		0	0	
Adjusted EBIT	**19**	**19**	**1.8 %**	**33**	**32**	**0.2 %**
Fixed asset depreciation	1	1		32	26	
Adjusted EBITDA	**21**	**20**	**4.8 %**	**64**	**59**	**9.9 %**
Revenues	33	30	11.8 %	78	73	6.5 %
Adjusted EBIT Margin	58.2 %	63.9 %		41.9 %	44.5 %	
Adjusted EBITDA Margin	61.8 %	65.9 %		83.1 %	80.5 %	

(USD million)	**NTE**			**LBJ**			**NTE 35W**		
Global consolidation	**FY 25**	**FY 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**
Net profit/(loss)	176	173	1.9 %	77	66	16.0 %	152	140	8.5 %
Profit/(loss) net of tax from discontinued operations	0	0		0	0		0	0	
Income tax/(expense)	3	3		2	2		3	3	
Share of profits of equity-accounted companies	0	0		0	0		0	0	
Net financial income/(expense)	49	57	(13.7)%	84	82	1.5 %	88	83	5.6 %
Operating profit/(loss)	229	233	(1.8)%	162	150	7.7 %	242	226	7.3 %
Impairment and disposal of fixed assets	0	0		0	0		0	0	
Adjusted EBIT	**229**	**233**	**(1.8)%**	**162**	**150**	**7.7 %**	**242**	**226**	**7.3 %**
Fixed asset depreciation	49	31		40	34		52	40	
Adjusted EBITDA	**278**	**264**	**5.5 %**	**202**	**185**	**9.2 %**	**294**	**266**	**10.6 %**
Revenues	323	299	8.1 %	244	225	8.6 %	368	320	14.7 %
Adjusted EBIT Margin	70.7 %	77.8 %		66.4 %	67.0 %		66.0 %	70.5 %	
Adjusted EBITDA Margin	86.0 %	88.1 %		82.7 %	82.3 %		80.1 %	83.1 %	

274_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

(USD million)	I-77			I-66		
Global consolidation	**FY 25**	**FY 24**	**VAR.**	**FY 25**	**FY 24**	**VAR.**
Net profit/(loss)	40	34	18.4 %	18	-8	323.6 %
Profit/(loss) net of tax from discontinued operations	0	0		0	0	
Income tax/(expense)	0	0		0	0	
Share of profits of equity-accounted companies	0	0		0	0	
Net financial income/(expense)	30	25	20.5 %	133	124	7.2 %
Operating profit/(loss)	70	59	19.3 %	151	116	30.5 %
Impairment and disposal of fixed assets	0	0		0	0	
Adjusted EBIT	**70**	**59**	**19.3 %**	**151**	**116**	**30.5 %**
Fixed asset depreciation	11	11		95	80	
Adjusted EBITDA	**81**	**69**	**16.5 %**	**246**	**196**	**25.7 %**
Revenues	130	107	21.9 %	303	247	22.7 %
Adjusted EBIT Margin	54.1 %	55.3 %		49.9 %	46.9 %	
Adjusted EBITDA Margin	62.2 %	65.1 %		81.4 %	79.5 %	

The tables below set out our Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin by subdivisions of Airports for the periods indicated:

	Q4 25			FY 25		
	Dalaman	**Others Airports projects and HQ**	**Airports**	**Dalaman**	**Others Airports projects and HQ**	**Airports**
	(in millions of euros)					
Net profit/(loss)	-28	-69	-96	-12	314	302
Profit/(loss) net of tax from discontinued operations	0	0	0	0	0	0
Income tax/(expense)	29	66	94	25	67	92
Share of profits of equity-accounted companies	0	-2	-2	0	-11	-11
Net financial income/(expense)	6	-26	-20	30	-129	-99
Operating profit/(loss)	7	-31	-24	43	241	284
Impairment and disposal of fixed assets	0	25	25	0	-270	-270
Adjusted EBIT	**7**	**-7**	**1**	**43**	**-29**	**14**
Fixed asset depreciation	3	0	3	23	0	22
Adjusted EBITDA	**11**	**-7**	**4**	**66**	**-29**	**37**
Revenues	16	11	26	85	26	111
Adjusted EBIT Margin	48.2 %	n.s	2.6 %	50.8 %	n.s.	n.s.
Adjusted EBITDA Margin	67.5 %	n.s	14.0 %	77.5 %	n.s.	n.s.

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_275

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report **6. Annex** 8. Consolidated Financial Statements

	Q4 24			FY 24		
	Dalaman	Others Airports projects and HQ	Airports	Dalaman	Others Airports projects and HQ	Airports
	(in millions of euros)					
Net profit/(loss)	34	2,556	2,591	59	2,606	2,665
Profit/(loss) net of tax from discontinued operations	0	0	0	0	0	0
Income tax/(expense)	-32	34	1	-42	39	-3
Share of profits of equity-accounted companies	0	-2	-2	0	-8	-8
Net financial income/(expense)	4	-574	-570	25	-650	-625
Operating profit/(loss)	7	2,013	2,020	42	1,986	2,029
Impairment and disposal of fixed assets	0	-2,025	-2,025	0	-2,025	-2,025
Adjusted EBIT	**7**	**-12**	**-5**	**42**	**-38**	**4**
Fixed asset depreciation	3	0	3	22	0	22
Adjusted EBITDA	**10**	**-12**	**-2**	**64**	**-38**	**26**
Revenues	15	3	17	82	9	91
Adjusted EBIT Margin	45.7 %	n.s.	(31.2)%	51.8 %	n.s.	4.4 %
Adjusted EBITDA Margin	68.1 %	n.s.	(14.2)%	78.4 %	n.s.	28.5 %

VAR. Revenues	3.6 %
VAR. Adjusted EBITDA	2.5 %
VAR. Adjusted EBIT	1.8 %

1.3 Comparable or "Like-for-like" ("LfL") Growth

Comparable Growth, also referred to as "Like-for-like" Growth ("LfL"), corresponds to the relative year-on-year variation in comparable terms of the figures for revenue, Adjusted EBIT and Adjusted EBITDA.

Comparable or "Like-for-like" ("LfL") Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, net profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Comparable or "Like- for-like" ("LfL") Growth is calculated by adjusting each year, in accordance with the following rules:

- Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period.
- Elimination from Adjusted EBIT of each period the impact of fixed asset impairments.
- In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred in the previous year, or if it occurred in the year under analysis, considering the same number of months in both periods, to achieve the homogenization of the operating result.
- Elimination of the restructuring costs in all periods.
- In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those the revenue of which represent ≥5% of the reporting unit's revenue before the acquisition.
- In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year's operating result.
- Elimination of other extraordinary impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods.

We use Comparable or "Like-for-like" ("LfL") Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding extraordinary elements which would induce a misinterpretation of the reported growth, impacts such as exchange-rate movements, or changes in the consolidation perimeter which distort the comparability of the information. Additionally, we believe that it allows us to provide homogenous information for better understanding of the performance of each of our businesses.

276_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | **6. Annex** | 8. Consolidated Financial Statements

The following table sets forth a reconciliation of revenues on like-for-like basis to our revenues for the periods indicated:

	FY 25	FY 24
	(in millions of euros)	
Revenues	9,627	9,148
Exchange rate effect [1]	0	-167
Fixed asset impairments[2]	0	0
Operating results of disposed companies[3]	0	-116
Restructuring costs	0	0
Operating results from new acquired companies[4]	0	0
Accounting model adjustments[5]	0	0
Non-current impact[6]	0	0
Revenues Comparable (Like-for-like)	**9,627**	**8,865**

[1]Calculation of the results of each period at the exchange rate in the current period.
[2]Elimination of the impact of fixed asset impairments.
[3]Elimination of the operating results of disposed companies when the impact effectively occurred.
[4]Elimination in the current period of the operating results derived from new material companies.
[5]Following the acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies.
[6]Elimination of other extraordinary impacts (mainly related to tax and human resources).

The following tables set forth a reconciliation of Revenues by Business Division to our net profit/(loss) by Business Division for the periods indicated:

	FY 25					
	Construction	Highways	Airports	Energy	Others	Total
	(in millions of euros)					
Revenues	7,653	1,374	111	339	150	9,627
Fx Impact	0	0	0	0	0	0
L-f-L Adjustments	0	0	0	0	0	0
Revenues L-f-L (I)	**7,653**	**1,374**	**111**	**339**	**150**	**9,627**

	FY 24					
	Construction	Highways	Airports	Energy	Others	Total
	(in millions of euros)					
Revenues	7,236	1,256	91	270	296	9,148
Fx Impact	-119	-48	0	-2	3	-167
L-f-L Adjustments	0	0	0	0	-116	-116
Revenues L-f-L (II)	7,117	1,208	90	268	183	8,865
VAR. L-f-L Growth (I) vs. (II)	**7.5 %**	**13.7 %**	**23.3 %**	**26.8 %**	**(17.8)%**	**8.6 %**

The following tables set forth a reconciliation of Adjusted EBIT and Adjusted EBITDA on like-for-like basis to our net profit/(loss) for the periods indicated:

	FY 25	FY 24
Net profit/(loss)	1,150	3,490
Profit/(loss) net of tax from discontinued operations	-20	-14
Income tax/(expense)	-60	145
Share of profits of equity-accounted companies	-258	-238
Net financial income/(expense)	365	-274
Operating profit/(loss)	1,177	3,109
Impairment and disposal of fixed assets	-210	-2,208
Adjusted EBIT	**967**	**901**
Exchange rate effect [1]	0	-28
Operating results of disposed companies[3]	0	2
Restructuring costs	0	0
Operating results from new acquired companies[4]	0	0

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_277

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Accounting model adjustments[5]	0	0
Non-current impact[6]	0	0
Adjusted EBIT Comparable (Like-for-like)	**967**	**874**
Fixed asset depreciation	490	441
Adjusted EBITDA	**1,457**	**1,342**
Exchange rate effect [1]	0	-39
Operating results of disposed companies[3]	0	-4
Restructuring costs	0	0
Operating results from new acquired companies[4]	0	0
Accounting model adjustments[5]	0	0
Non-current impact[6]	0	0
Adjusted EBITDA Comparable (Like-for-like)	**1,457**	**1,299**

[1]Calculation of the results of each period at the exchange rate in the current period.
[3]Elimination of the operating results of disposed companies when the impact effectively occurred.
[4]Elimination in the current period of the operating results derived from new material companies.
[5]Following the acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies.
[6]Elimination of other extraordinary impacts (mainly related to tax and human resources).

The following tables set forth a reconciliation of Adjusted EBIT and Adjusted EBITDA on like-for-like basis to our net profit/(loss) by Business Division for the periods indicated:

	FY 25						
	Construction	**Highways**	**Airports**	**Energy**	**Other**	**Adjustments**	**Total**
	(in millions of euros)						
Net profit/(loss)	332	610	302	-38	-51	-5	**1,150**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-20	0	**-20**
Income tax/(expense)	99	65	92	0	-316	0	**-60**
Share of profits of equity-accounted companies	0	-247	-11	0	0	0	**-258**
Net financial income/(expense)	-74	291	-99	19	228	0	**365**
Operating profit/(loss)	357	719	284	-19	-159	-5	**1,177**
Impairment and disposal of fixed assets	-6	0	-270	7	59	0	**-210**
Adjusted EBIT (I)	**352**	**719**	**14**	**-12**	**-101**	**-5**	**967**
Fx Impact	0	0	0	0	0	0	**0**
L-f-L Adjustments	0	0	0	0	0	0	**0**
Adjusted EBIT L-f-L (III)	**352**	**719**	**14**	**-12**	**-101**	**-5**	**967**
Fixed asset depreciation (II)	160	270	22	15	23	0	**490**
Adjusted EBITDA (I)+(II)	**511**	**990**	**37**	**3**	**-78**	**-5**	**1,457**
Fx Impact	0	0	0	0	0	0	**0**
L-f-L Adjustments	0	0	0	0	0	0	**0**
Adjusted EBITDA L-f-L (V)	**511**	**990**	**37**	**3**	**-78**	**-5**	**1,457**

278_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements

	FY 24						
	Construction	Highways	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	258	663	2,665	-14	-80	-2	**3,490**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-14	0	**-14**
Income tax/(expense)	142	110	-3	-5	-99	0	**145**
Share of profits of equity-accounted companies	0	-226	-8	0	-4	0	**-238**
Net financial income/(expense)	-116	290	-625	8	169	0	**-274**
Operating profit/(loss)	284	837	2,029	-11	-28	-2	**3,109**
Impairment and disposal of fixed assets	0	-151	-2,025	0	-32	0	**-2,208**
Adjusted EBIT (I)	**284**	**686**	**4**	**-11**	**-60**	**-2**	**901**
Fx Impact	-1	-29	1	-1	1	0	**-28**
L-f-L Adjustments	0	0	7	1	-7		**2**
Adjusted EBIT L-f-L (IV)	**283**	**657**	**12**	**-11**	**-66**	**-2**	**874**
Fixed asset depreciation (II)	146	232	22	13	28	0	**441**
Adjusted EBITDA (I)+(II)	**430**	**918**	**26**	**2**	**-32**	**-2**	**1,342**
Fx Impact	-4	-36	1	0	0	0	**-39**
L-f-L Adjustments	0	0	7	0	-11		**-4**
Adjusted EBITDA L-f-L (VI)	**426**	**882**	**34**	**2**	**-43**	**-2**	**1,299**
Adjusted EBITDA VAR. L-f-L Growth (V) vs. (VI)	19.9 %	12.2 %	8.3 %	67.6 %	(86.1)%		**12.2 %**

1.4 Order Book

Order Book corresponds to our revenue which is pending execution corresponding to those contracts of the Construction Business Division which we have signed and over which we expect to be executed in the future. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculate the Order Book until said financing is closed.

We use the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed.

There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. We believe the difference between the construction work completed and the revenue reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) reverse factoring income.

The following table sets forth the Construction Business Division Order Book as of December 31, 2025 and 2024:

	DEC-25	DEC-24	Fx Impact	DEC-24 LFL	Var.	LfL growth
	(in millions of euros)					
Budimex	4,048	4,389	61	4,450	(7.8)%	(9.0)%
Webber	5,556	5,710	-649	5,061	(2.7)%	9.8 %
Ferrovial Construction	7,834	6,657	-325	6,331	17.7 %	23.7 %
Construction	**17,438**	**16,755**	**-913**	**15,842**	**4.1 %**	**10.1 %**

INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_279

2. NON-IFRS MEASURES: LIQUIDITY AND CAPITAL RESOURCES 2.1 Consolidated Net Debt Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. We further break down our Consolidated Net Debt into two categories: • Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued. • Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group. We also discuss the evolution of our Consolidated Net Debt during any relevant period and split it into two categories: (i) Consolidated Net Debt of ex- infrastructure project companies and (ii) Consolidated Net Debt of infrastructure project companies, separated into the following items: 1. change in cash and cash equivalents, as reported in our consolidated cash flows statement for the relevant period; 2. change of our short and long-term borrowings for the relevant period; and change in additional financial items that we consider part of our Consolidated Net Debt including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets. We use Consolidated Net Debt to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. We also separate Consolidated Net Debt into Consolidated Net Debt of ex-infrastructure project companies and infrastructure project companies, as we find it helpful for investors and rating agencies to show the evolution of our Consolidated Net Debt excluding infrastructure project companies, because the debt of infrastructure project companies has: (i) no recourse to the Group Companies or (ii) the recourse is limited to guarantees issued by other Group Companies. Net Debt of ex- infrastructure project companies is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. For investors and rating agencies, it is important to clearly see and understand whether the rest of the Group is under any obligation to inject capital to repay the debt or cure any potential covenant breach if any of the Group’s infrastructure project companies underperform. Additionally, our equity investors track performance of our infrastructure project companies on a cash basis, namely dividends received and capital invested, that are not shown in our change in cash and cash equivalents reported in our consolidated cash flow statement. Similarly, our debt investors need to know the dividends received from infrastructure project companies, as the key parameters for the rating of corporate bonds are cash flows of ex-infrastructure project companies (the main contributor of which is dividends from infrastructure project companies) and net debt of the ex- infrastructure project companies. We allocate amounts from the different components of Consolidated Net Debt and its evolution, specifically cash flows as reported in IAS 7, between infrastructure project companies and ex-infrastructure project companies as follows: • Our consolidated subsidiaries and our equity-accounted companies are classified as infrastructure project companies (infrastructure project companies) or not infrastructure project companies (ex-infrastructure project companies). These two categories are not simultaneously applied to the same company (i.e., any given company is either categorized as an infrastructure project company or an ex-infrastructure project company, but it cannot be both). • We include as ex-infrastructure project companies all companies (whether consolidated or accounted for as equity-accounted companies) dedicated to construction activities, companies providing services to the rest of the group, and holding companies (including those that are direct shareholders of infrastructure project companies). • We include as infrastructure project companies, all companies (whether consolidated or accounted for as equity-accounted companies) that meet the definition of “infrastructure project companies” as this is stated in our annual reports: specifically, they are companies, which are part of our Highways, airports, energy infrastructure and construction businesses. Appendix I to our Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, and 2024, includes a complete list of our subsidiaries and associate companies, including details of all companies classified as infrastructure project companies, which are identified with a “P” in the “Type” column. Specifically, cash flows of ex-infrastructure project companies are comprised of the cash flows generated by all companies classified as ex- infrastructure project companies, after the elimination of transactions between ex-infrastructure project companies. Cash flows of infrastructure project companies are comprised of the cash flows generated by all companies classified as infrastructure project companies, after the elimination of transactions between infrastructure project companies. The key distinction in the classification between cash flows of ex-infrastructure project companies and cash flows of infrastructure project companies is the treatment of intercompany transactions between ex-infrastructure project companies and infrastructure project companies. These intercompany transactions are comprised of dividends paid by infrastructure project companies to ex-infrastructure project companies and investments of equity paid by ex-infrastructure project companies to infrastructure project companies. We treat these transactions as follows: • Dividends received by ex-infrastructure project companies from infrastructure project companies are classified as cash flows from operations ex- infrastructure project companies; • Dividends paid by infrastructure project companies to ex-infrastructure project companies are classified as cash flows from financing of infrastructure project companies; 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 280_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | **6. Annex** | 8. Consolidated Financial Statements

- Equity investment paid by ex-infrastructure project companies to infrastructure project companies are classified as cash flows from investments ex-infrastructure project companies; and
- Equity investment received by infrastructure project companies from ex-infrastructure project companies are classified as cash flows from financing of infrastructure project companies.

These dividends include dividends and other similar items, comprising (i) interest on shareholder loans and (ii) repayments of capital and shareholder loans.

The equity investment includes the cash invested by the Group in infrastructure project companies through capital contributions or other similar financial instruments such as shareholder loans. These intercompany transactions are eliminated in the consolidated cash flows.

The following table sets forth a reconciliation of Consolidated Net Debt to our cash and cash equivalents for the periods indicated:

(EUR million)	DEC-25	DEC-24
Cash and cash equivalents excluding infrastructure project	-4,070	-4,653
Short and long-term borrowings	2,810	2,889
Non-current restricted cash	-10	-21
Forwards hedging balances	0	5
Cross currency swaps balances	0	-2
Intragroup position balances (*)	-71	-12
Consolidated Net Debt of ex-infrastructure project companies	**-1,341**	**-1,794**
Cash and cash equivalents from infrastructure projects	-201	-175
Short and long-term borrowings	7,617	8,400
Non- current restricted cash	-252	-381
Intragroup position balances (*)	71	12
Consolidated Net Debt of infrastructure project companies	7,234	7,856
Consolidated Net Debt	**5,893**	**6,061**

(*) Intragroup balances are comprised of financial assets (cash) and liabilities (borrowings) between our ex-infrastructure project companies and infrastructure project companies that are eliminated in the consolidation process and therefore have no impact on our Consolidated Net Debt.

The following table presents, for the periods indicated, the changes in Consolidated Net Debt (including separation by ex-infrastructure project companies and infrastructure project companies), as well as the breakdown of our statement of cash flows into cash flows of ex-infrastructure project companies, cash flows of infrastructure project companies and intercompany eliminations.

		(1)	(2)	(3)
	Change in Consolidated Net Debt (1+2+3)	**Ex-infrastructure project companies**	**Infrastructure project companies**	**Intercompany eliminations**
Cash flow from operating activities	1,926	1,285	1,107	-466
Cash flow from/ (used in) investing activities	-891	-682	-357	147
Cash flow from/ (used in) financing activities	-1,483	-1,087	-714	319
Effect of exchange rate on cash and cash equivalents	-99	-91	-8	0
Change in cash and cash equivalents due to consolidation scope changes	-10	-7	-3	0
Cash Flows (Change in cash and cash equivalents) (A)	**-557**	**-583**	**26**	**0**
Change in short and long-term borrowings (B)	**861**	**79**	**782**	**0**
Change in Non-current restricted cash	-139	-11	-128	0
Change in Forwards hedging balances	5	5	0	0
Change in Cross currency swaps balances	-2	-2	0	0
Change in Intragroup balances	0	59	-59	0
Change in other short term financial assets	0	0	0	0
Other changes in Consolidated Net Debt (C)	**-136**	**51**	**-187**	**0**
Change in Consolidated Net Debt (C+B-A)	**168**	**-454**	**622**	**0**
Consolidated Net Debt at beginning of the year	**-6,061**	**1,794**	**-7,856**	**0**
Consolidated Net Debt at year-end	**-5,893**	**1,341**	**-7,234**	**0**

(A) Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B) Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

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(C) Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1) Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2) Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure project companies), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3) Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level.

2.2 Ex-Infrastructure Liquidity

Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised by our ex-infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows.

We use Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-infrastructure projects.

The following table presents a reconciliation of the ex-infrastructure liquidity for the periods indicated.

	DEC-25	DEC-24
	(in million of euros)	
Cash and cash equivalents	4,070	4,653
Non- current restricted cash	10	21
Other short term financial assets	0	0
Undrawn credit lines	1,008	651
Forward hedging cash flows	0	-5
Total liquidity ex infrastructure	**5,088**	**5,320**

3. OTHER NON-IFRS MEASURES

3.1 Total shareholder return

Total Shareholder Return. TSR (or simply total return) is a measure of the performance of different companies' stocks and shares over time. It combines share price appreciation and dividends paid to show the total return to the shareholder expressed as an annualized percentage and calculated based on Ferrovial's Spanish trading activity.

Stock price at the beginning of the year is adjusted for dividends declared during the year. The adjustment is based on the weight of each dividend declared over the stock price as of the announcement date.

Date	Stock Price (I)	Dividends declared (II)	Dividends declared / Stock price (III=II/I)	Dividends adjustment (V=III*IV)	Stock Price Adjusted (IV - V)	TSR
			(in million of euros)			
31/12/2025	**55.34**				**55.34**	
03/12/2025	57.00	0.0770	0.135%	0.0548		
23/10/2025	54.60	0.4769	0.872%	0.3541		
21/05/2025	46.64	0.3182	0.675%	0.2742		
31/12/2024	**40.6 (IV)**	**0.8721**	**1.683%**	**0.6832**	**39.92**	**38.6%**

The total shareholder return is presented under the share part of section 1.1 of the Management Report. It is a financial indicator used by investors and financial analysts, to evaluate the performance that shareholders have received throughout the year in exchange for their contribution in capital of the Company.

3.2 Managed investment

Managed investment is presented under Highways in section 1.2 of the Management Report. During the construction phase, it is the total investment to make. During the operating phase, this amount is increased by the additional investment. Projects are included after signing the contract with the corresponding administration (commercial close), on which date the provisional financing terms and conditions, which will be confirmed after the financial closing, are normally available. 100% of investment is considered for all projects, including those that are integrated by the equity method, regardless of Ferrovial's participation. Projects are excluded with criteria in line with the exit from the consolidation scope.

282_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

Managed investments at the end of December 2025 came to approximately 21,750 million euros (23,882 million euros at December 2024) and are made up of 14 concessions, 2 toll collection operators, 19.86% stake of IRB and 23.99% stake of Privit InvIT in 10 countries. The composition of managed investments by asset type is as follows: • Intangible Assets projects under IFRIC 12 (in operation), 11,286 million euros (12,533 million euros at 31, December 2024). The managed investment matches with the balance sheet gross investment in these projects included in the table of section 3.3.1 of the Consolidated Annual Accounts, except for the future investment commitments and fair value adjustments: 12,270 million euros of USA Highways I-66, NTE, NTE35W, LBJ and I-77 ( 13,757 million euros at December 31, 2024). Additionally, 725 million euros are included in Spain (mainly Autema project). • Intangible Assets IFRIC 12 (under construction), no current projects under construction. • Accounts receivable projects under IFRIC 12: no current projects under development. • Consolidation using the equity method, 10,464 million euros (11,349 million euros at December 31, 2024). Includes both projects in operation and under construction that are consolidated using the equity method, such as 407ETR 3,201 million euros of 100% managed investment (3,441 million euros at December 31, 2024). In the consolidated statement of financial position, these projects are included under Investments in associates, meaning the investment cannot be reconciled with the balance sheet. Data useful by Management to indicate the size of the portfolio of managed assets. 3.3 Economic value generated and distributed Information on the creation and distribution of economic value provides a basic indication of how an organization has generated wealth for shareholders. It includes information on revenue figures, operating costs, employee wages and benefits, financial expenses, and dividends and taxes. Reconciliation: The figures for revenues, operating costs, salaries and employee benefits, financial expenses and dividends and taxes are detailed in the corresponding section of the Management Report and the Consolidated Financial Statements. We present the calculation of the economic value generated and distributed as follows: Economic Value Retained = Economic Value Generated [Revenues (sales + other operating revenues + financial revenues + fixed asset disposals + income from companies accounted for by the equity method)]. - Economic Value Distributed [consumption and expenses + personnel expenses + financial expenses and dividends + corporate income tax]. Explanation of use: the data on economic value generated and distributed can be useful to know the economic figures that we have distributed among our stakeholders and what economic value we have retained in the form of liquidity. Comparisons: we present comparable data for the reporting year and the two previous years. Consistency: the criteria used to calculate this indicator is the same as in previous years. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_283

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SUSTAINABILITY ACCOUNTING STANDARDS BOARD (SASB) INDICATORS

The SASB indicators for the Engineering and Construction Services sector are presented below:

TOPIC	METRIC	SASB CODE	REFERENCE / DIRECT ANSWER
Environmental Impacts of Project Development	Number of incidents of non-compliance with environmental permits, standards and regulations	IF-EN-160a.1	See Note 6.5 of Ferrovial's 2025 Consolidated Financial Statements
	Discussion of processes to assess and manage environmental risks associated with project design, siting and construction	IF-EN-160a.2	See Environmental Information Section
Structural Integrity & Safety	Amount of defect- and safety-related rework costs	IF-EN-250a.1	Not available
	Total amount of monetary losses as a result of legal proceedings associated with defect- and safety-related incidents	IF-EN-250a.2	Not available
Occupational Health & Safety	Total recordable incident rate (TRIR) and fatality rate for (a) direct employees and (b) contract employees	IF-EN-320a.1	See S1 - 14. Health and Safety Metrics
Lifecycle Impacts of Buildings & Infrastructure	Number of commissioned projects certified to a third-party multi-attribute sustainability standard and active projects seeking such certification	IF-EN-410a.1	See Annex. Additional non-financial Information. Quality section
	Discussion of process to incorporate operational-phase energy and water efficiency considerations into project planning and design	IF-EN-410a.2	See Environmental Information Section
Climate Impacts of Business Mix	Number of order books for hydrocarbon related projects and renewable energy projects	IF-EN-410b.1	In 2025, the portfolio of projects related to hydrocarbons total 21.8 million euros. As for the portfolio of renewable energy projects, it amounted to 686.6 million euros.
	Number of order books cancellations associated with hydrocarbon-related projects	IF-EN-410b.2	There were no order books cancellations associated with hydrocarbon projects.
	Number of order books for non-energy projects associated with climate change mitigation	IF-EN-410b.3	See EU Taxonomy section
Business Ethics	Number of active projects and order book in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	IF-EN-510a.1	Ferrovial does not develop projects in any of the 20 countries ranked in the bottom 20 of the Corruption Perception Index.
	Total amount of monetary losses as a result of legal proceedings associated with charges of bribery or corruption and anti-competitive practices	IF-EN-510a.2	See Consolidated Financial Statements, Note 6.5.
	Description of policies and practices for prevention of bribery and corruption, and anti-competitive behavior in the project bidding processes	IF-EN-510a.3	See G1 – 1. Corporate Culture and Business Conduct Policies.

284_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report **6. Annex** 8. Consolidated Financial Statements

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES (TCFD)

The contents of this Integrated Annual Report are aligned with the recommendations of the TCFD. The contents suggested by the initiative can be consulted in this index:

	CONTENTS	LOCATION
GOVERNANCE	Describe the board's oversight of climate-related risks and opportunities.	• ESRS 2 - GOV - 1: THE ROLE OF ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES • ESRS 2 - GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY MATTERS ADDRESSED BY, THE UNDERTAKING'S ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES • 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE
	Describe management's role in assessing and managing climate-related risks and opportunities.	• ESRS 2 - GOV - 1: THE ROLE OF ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES • ESRS 2 - GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY MATTERS ADDRESSED BY, THE UNDERTAKING'S ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES • ESRS 2 GOV - 5: RISK MANAGEMENT AND INTERNAL CONTROLS OVER SUSTAINABILITY REPORTING • 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE
STRATEGY	Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.	• ESRS E1 IRO - 1: DESCRIPTION OF PROCESSES TO IDENTIFY AND ASSESS MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES • ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL
	Describe the impact of climate related risks and opportunities on the organization's businesses, strategy, and financial planning.	• ESRS E1 IRO - 1: DESCRIPTION OF PROCESSES TO IDENTIFY AND ASSESS MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES • ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL
	Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	• ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL • ESRS E1 - 1: CLIMATE CHANGE MITIGATION TRANSITION PLAN
RISKS	Describe the organization's processes for identifying and assessing climate-related risks.	• ESRS E1 IRO - 1: DESCRIPTION OF PROCESSES TO IDENTIFY AND ASSESS MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES • ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL
	Describe the organization's processes for managing climate-related risks.	• ESRS E1 IRO - 1: DESCRIPTION OF PROCESSES TO IDENTIFYI AND ASSESS MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES • ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL • ESRS E1 - 1: TRANSITION PLAN FOR CLIMATE CHANGE MITIGATION • ESRS E1 - 2: POLICIES RELATED TO CLIMATE CHANGE MITIGATION AND ADAPTATION
	Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management.	• ESRS E1 IRO - 1: DESCRIPTION OF PROCESSES TO IDENTIFY AND ASSESS MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES • ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL • ESRS E1 - 1: TRANSITION PLAN FOR CLIMATE CHANGE MITIGATION
METRICS	Disclose the metrics used by the organization to assess climate related risks and opportunities in line with its strategy and risk management process.	• ESRS E1 - 1: TRANSITION PLAN FOR CLIMATE CHANGE MITIGATION • ESRS E1 - 4: TARGETS RELATED TO CLIMATE CHANGE MITIGATION AND ADAPTATION
	Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	• ESRS E1 - 1: TRANSITION PLAN FOR CLIMATE CHANGE MITIGATION • ESRS E1 - 6: SCOPE 1, 2 AND 3 GROSS GHG EMISSIONS AND TOTAL GHG EMISSIONS
	Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	• ESRS E1 - 1: TRANSITION PLAN FOR CLIMATE CHANGE MITIGATION • ESRS E1 - 4: TARGETS RELATED TO CLIMATE CHANGE MITIGATION AND ADAPTATION

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1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

TASK FORCE ON NATURE-RELATED FINANCIAL DISCLOSURES (TNFD)

The contents of this Integrated Annual Report are aligned with the recommendations of the TNFD. The contents suggested by the initiative can be consulted in this index:

	CONTENTS	LOCATION
GOVERNANCE	Describe the board's oversight of nature-related dependencies, impacts, risks and opportunities.	• ESRS 2 - GOV - 1: THE ROLE OF ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES • ESRS 2 - GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY MATTERS ADDRESSED BY, THE UNDERTAKING'S ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES • 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE
	Describe management's role in assessing and managing nature-related dependencies, impacts, risks and opportunities.	• ESRS 2 - GOV - 1: THE ROLE OF ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES • ESRS 2 - GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY MATTERS ADDRESSED BY, THE UNDERTAKING'S ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES • 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE
	Describe the organization's human rights policies and engagement activities, and oversight by the board and management, with respect to Indigenous Peoples, Local Communities, affected and other stakeholders, in the organization's assessment of, and response to, nature-related dependencies, impacts, risks and opportunities.	• ESRS 2 - GOV - 1: THE ROLE OF ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES • ESRS 2 - GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY MATTERS ADDRESSED BY, THE UNDERTAKING'S ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES • 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE
STRATEGY	Describe the nature-related dependencies, impacts, risks and opportunities the organization has identified over the short, medium and long term.	• ESRS E4 - SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL • ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN STRATEGY AND BUSINESS MODEL
	Describe the effect nature-related dependencies, impacts, risks and opportunities have had on the organization business model, value chain, strategy and financial planning, as well as any transition plans or analysis in place.	• ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN STRATEGY AND BUSINESS MODEL
	Describe the resilience of the organization strategy to nature-related risks and opportunities, taking into consideration different scenarios.	• ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN STRATEGY AND BUSINESS MODEL
	Disclose the locations of assets and/or activities in the organization direct operations and, where possible, upstream and downstream value chain(s) that meet the criteria for priority locations.	• ESRS E4 - SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL
RISKS	Describe the organization's processes for identifying, assessing and prioritizing nature-related dependencies, impacts, risks and opportunities in its direct operations and in its upstream and downstream value chain(s).	• ESRS E4 - SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL • ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN STRATEGY AND BUSINESS MODEL
	Describe the organization's processes for managing nature-related dependencies, impacts, risks and opportunities.	• ESRS E4 - SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL • ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN STRATEGY AND BUSINESS MODEL • ESRS E4 - 2: POLICIES RELATED TO BIODIVERSITY AND ECOSYSTEMS
	Describe how processes for identifying, assessing, prioritizing and monitoring nature-related risks are integrated into and inform the organization's overall risk management processes.	• ESRS E4 - IRO - 1: DESCRIPTION OF PROCESSES TO IDENTIFY AND ASSESS MATERIAL IMPACTS, RISKS, DEPENDENCIES AND OPPORTUNITIES RELATED TO BIODIVERSITY AND ECOSYSTEMS • ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN STRATEGY AND BUSINESS MODEL • RISK REPORT
METRICS	Disclose the metrics used by the organization to assess and manage material nature-related risks and opportunities in line with its strategy and risk management process.	• ESRS E4 - 5: IMPACT METRICS RELATED TO BIODIVERSITY AND ECOSYSTEMS CHANGE
	Disclose the metrics used by the organization to assess and manage dependencies and impacts on nature.	• ESRS E4 - 5: IMPACT METRICS RELATED TO BIODIVERSITY AND ECOSYSTEMS CHANGE
	Describe the targets and goals used by the organization to manage nature-related dependencies, impacts, risks and opportunities and its performance against these.	• ESRS E4 - 4: TARGETS RELATED TO BIODIVERSITY AND ECOSYSTEMS

286_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

ADDITIONAL NON-FINANCIAL INFORMATION

This section includes additional non-financial information that is not included in the Statement of Consolidated Non-Financial and Sustainability Information.

QUALITY

The Quality and Environment Policy provides a key lever to drive continuous improvement, technical capabilities and process efficiency. In order to achieve these objectives, Ferrovial implements an efficient management based on innovation and the use of new technologies, offering a unique and high-quality experience to its customers and users, managing all aspects that influence excellent performance.

For this purpose, a unified work method is established, implementing an operating procedure across all contracts to offer products and services that meet quality requirements and consider environmental criteria.

To ensure compliance, the Company has implemented an integrated management system in accordance with quality, environmental and energy criteria across all its contracts, which serves as a tool for complying with the principles defined in its policy.

CERTIFIED ACTIVITY	CERTIFIED ACTIVITY	CUSTOMER SATISFACTION
86%	**80%**	**4.3%**
ISO 9001 ISO 14001	ISO 50001	OUT OF 5

INTEGRATED MANAGEMENT SYSTEM

In 2025, the certified activity reached 86% according to ISO 9001 standard, 86% according to ISO 14001 and 80% according to ISO 50001. The calculation is based on the number of contracts that have implemented these systems coinciding with the taxonomy perimeter. In some cases, services are also certified under other standards due to local requirements. It should be noted that in 2025 Ferrovial Construction UK has increased the number of contracts that are included under the scope of ISO 9001, ISO 14001 and ISO 50001 certifications.

As part of system management, internal audits are conducted, and complaints are recorded in 100% of the contracts. In 2025, 1384 external complaints/communications were received, of which 61% were successfully closed.

OTHER CERTIFICATIONS

Since 2020, Ferrovial has been certified by AENOR on sustainability and business contribution to the Sustainable Development Goals. With this certification, the Sustainability Strategy and the actions performed by the Company in ESG matters are valued, which reinforces its commitment to the SDGs.

SGE 21 certification has been obtained for the Ferrovial Construction and Cadagua businesses following the successful completion of the audit conducted by the independent certification body SGS. This certification is the first European standard that enables the implementation, auditing, and certification of an ethical and socially responsible management system, and serves as a key tool for the integration of environmental, social and good governance aspects in the management of companies. The certification reinforces Ferrovial's commitment to sustainability, which is one of the foundational pillars of the Company.

Ferrovial is also collaborating with the International Organization for Standardization (ISO) and the Spanish Association for Standardization (UNE) in the definition of the ISO 53001 standard on the Management System for the United Nations Sustainable Development Goals.

There are other certified systems pursuant to regulations related to health and safety, the environment, good governance or collaborative businesses, among which stand out:

Certification	Name	Certification	Name
UNE 19601	Criminal compliance management systems	ISO 45001	Occupational health and safety management systems
UNE-ISO 37001	Anti-bribery management systems	ISO 27001	Information security management systems
UNE 19602	Tax compliance management system	PAS 2080:2016	Carbon Management in infrastructures
UNE 166002	R&D&I management system	EMAS III	Voluntary participation of organizations in a community-based management system and environmental auditing
BIM ISO 19650	Managing information throughout the life cycle of a built asset by utilizing BIM		

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1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | **6. Annex** | 8. Consolidated Financial Statements

The sustainable construction certifications obtained by Ferrovial include:

CRE8. TYPE AND NUMBER OF SUSTAINABILITY CERTIFICATIONS, RATINGS AND LABELING SYSTEMS FOR NEW CONSTRUCTION, MANAGEMENT, OCCUPANCY AND RECONSTRUCTION.

Sustainable construction certifications obtained in Spain, Poland and Chile:

2025							
Region	**BREEAM**	**CES**	**LEED**	**LEED + WELL**	**Energy certification A**	**Energy certification B**	**Others (ENVISION, SITES, VERDE (GBCE)...)**
Chile		2	8				
Spain	25		43	3			
Poland	20		7				
Others (UK, USA, Canada)	1						
TOTAL	36	2	53	3			

2024							
Region	**BREEAM**	**CES**	**LEED**	**LEED + WELL**	**Energy certification A**	**Energy certification B**	**Others (ENVISION, SITES, VERDE (GBCE)...)**
Chile							
Spain	11		5	1	9	5	
Poland	1		1				
Others (UK, USA, Canada)							
TOTAL	**12**	**0**	**6**	**1**	**9**	**5**	**0**

LEGAL REQUIREMENTS AND TECHNICAL STANDARDS

Ferrovial's activities require strict regulatory compliance in relation to legal provisions on quality, environment and energy, both at regional and sector levels. Therefore, the Company has implemented external (i2i and WorldLex) and internal (DocSite) digital solutions to ensure and facilitate the monitoring of applicable legislation and technical regulations, including those related to air, noise and light pollution. These tools are accessible to all employees. Together, they support quality assurance, and enable efficient management focused on legislative compliance, mitigation of negative impacts and business risk control.

CUSTOMER AND USER SATISFACTION

Under a continuous improvement approach, Ferrovial seeks to meet the expectations of customers and users while increasing their degree of satisfaction with the services provided and products offered. To this end, all Ferrovial's business units implement an annual survey program to identify the strengths and weaknesses of the quality offered and establish improvement actions through associated plans aimed at increasing the quality of the service provided.

- Customers, including public administrations and private developers, rank the performance of the business in terms of reliability, trust, operational excellence, responsiveness, innovation and sustainability.
- Users of the infrastructure and services assess the quality of the services provided. Users are defined as those individuals who interact directly or indirectly with the services and infrastructure offered by the Company, but are not bound by a contractual agreement.

288_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

CUSTOMER SATISFACTION
(OUT OF 5)


Sustainability
4.14
Operational excelence
4.32
Innovation
4.38
Responsiveness
4.25
Reliability and trust
4.23
Supervision process
4.17
Management of agents involved in the project
4.31

OVERALL CUSTOMER SATISFACTION SCORE

2022 · 4.2 ★
2023 · 4.2 ★
2024 · 4.3 ★
2025 · 4.3 ★

QUALITY, ENVIRONMENT AND ENERGY TRAINING

Ferrovial promotes awareness and training in quality, environment and energy matters among its employees and collaborators, with the aim of enhancing their performance and capabilities. Training initiatives focus on waste management, climate change, water footprint, pollution and biodiversity.

In particular, within Ferrovial Construction, more than 7,500 workers have received specialized training in these areas. One of the most significant focus areas is waste management; during the year, more than 69% of internal employees have received training in this field. Likewise, around 7,000 external personnel (contractors) were trained in waste management, representing around 62% of the external personnel who received training.

Ferrovial Construction also provides energy efficiency training to employees to raise awareness of energy consumption reduction. In 2025, more than 1,300 employees were trained in energy efficiency and energy savings (over 12% of the total workforce), along with more than 1,000 external personnel (approximately 10% of the total number of external personnel trained).

AIR QUALITY

Air quality is a fundamental factor for the health and well-being of communities and the environment. Ferrovial, through its Quality and Environment Policy, reaffirms its commitment to environmental protection and pollution prevention. Guided by its vision of improving the future through the development and operation of sustainable infrastructures and cities, the Company carries out comprehensive actions to avoid or minimize the potential impacts of its activities on the atmosphere.

Ferrovial implements a range of measures aimed at minimizing and avoiding these types of emissions, including actions aligned with the Decarbonization Plan (DDP) such as energy efficiency measures, reduction of emissions in the vehicle fleet and consumption of electricity from renewable sources.

The Company complies with national, local and sector-specific environmental regulations, actively collaborating with regulators and other relevant stakeholders. As part of its air quality management efforts, Ferrovial identifies sulfur oxides (SOx), nitrogen oxides (NOx), carbon monoxide (CO), non-methane volatile organic compounds (NMVOC) and particulates as material substances in emissions control.

NITROGEN OXIDES (NO_X), SULFUR OXIDES (SO_X), AND OTHER SIGNIFICANT AIR EMISSIONS

	2025				
	NOx (Tn)	CO (t)	COVNM (t)	SOx (t)	Particles (t)
Emissions from boilers	40.56	16.1	3.87	52.76	10.38
Emissions caused by motor vehicles	309.98	2,014.65	218.56	0	14.54
Emissions caused by electricity	22.86	8.54	0.17	42.6	1.76
	NOx (g/Kg)	CO (g/Kg)	COVNM (g/Kg)	SOx (g/kg)	Particles (g/Kg)
Emissions caused by mobile equipment used in construction works	245.7	80.34	25.36	0	15.63

INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**_289

BEST PRACTICES ON BIODIVERSITY IN FERROVIAL Main biodiversity actions carried out by business unit: Ferrovial Energy: During 2025, Ferrovial Energy implemented a range of measures to reduce the main impacts that may be produced by the different projects it builds and operates, mainly related to the impact on habitats, species, soil stability and erosion. Habitat creation: ponds for amphibians and birds, construction of stone ponds for microfauna on the perimeter and within the grounds of an infrastructure (such as a photovoltaic solar plant); placement of nest boxes for different species of birds and bats; feeding areas, shelters and water points for small mammals. Also, the installation of vegetation screens composed of native species serves as a refuge and feeding area for different species of wildlife, also helping to reduce visual impacts. Adaptation of work plans to the potential presence of sensitive fauna: scheduling activities outside the breeding periods of endangered species, prohibiting tree felling during critical reproductive phases, and ensuring immediate suspension and relocation by qualified experts of nests if protected species are identified. Invasive species are also actively managed to prevent their spread. Reuse and restoration: improving soil quality by reusing the topsoil layer to restore the original landform and appearance of the terrain, complemented by comprehensive environmental restoration and revegetation of all affected areas using native species. Cadagua: Cadagua carried out measures to reduce the main impacts that the different projects may generate, particularly potential impacts on species and habitats. These actions include the creation of wildlife and vegetation corridors to maintain ecological connectivity, the replacement of vegetation cover in watercourses affected by infrastructure works in order to preserve riparian ecosystems, and the protection of individual specimens through careful relocation practices, ensuring the conservation of native species and the integrity of natural habitats. Cintra: The actions include the restoration and regeneration of degraded areas such as roadsides using native species, the creation of vegetation mosaics that enhance local biodiversity by promoting pollinator habitats and diverse plant communities, compensatory plantations to offset vegetation removed during infrastructure works, and the ongoing maintenance and monitoring of perimeter fencing to prevent wildlife access and reduce collision risks. Construction: In 2025, construction activities implemented a great number of measures focused on mitigating the possible impacts that the projects may cause, mainly on fauna and vegetation, habitats, soil stability and erosion and waste generation: • Wildlife protection and habitat connectivity: installing fences to prevent wildlife from entering work areas, adapting work plans to avoid impacts on sensitive fauna (including the use of video surveillance where appropriate), creating wildlife crossings in linear infrastructures to reduce habitat fragmentation, and implementing deterrents and call-effect elements at crossing points to prevent funnel effects and ensure safe wildlife passage. • Habitat Restoration and Ecological Enhancement: restoration and regeneration of degraded areas such as roadsides and riverbanks using native species, creation of vegetation mosaics to promote biodiversity, reforestation of land affected by forest fires, habitat improvements for endangered species, planting landscaped areas including bat flight corridors, and installing shelters and nest boxes to encourage breeding of protected species. • Environmental Management and Erosion Control: design improvements on slopes prone to erosion (topographic, edaphic, revegetation) and use of plant debris for soil protection, preservation of mature vegetation; enhancements in river diversion design to protect water quality and aquatic ecology, establishment of boundaries for sensitive areas to avoid and minimize impacts; and effective waste management practices to prevent contamination. Most of the actions carried out by each business unit are designed to be completed over the duration of the contract or were already completed during the reporting year. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 290_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

SHARED SOCIAL VALUE Ferrovial is strongly committed to society, and aims at generating a positive social impact in the communities in which it operates. As part of its commitment to human rights, the Company goes beyond mere compliance, actively supporting and promoting human rights in order to prevent and mitigate any potential negative impact. To further strengthen the social value generated, Ferrovial makes community investments in line with its business purpose of developing and operating sustainable, innovative, and efficient infrastructure, thereby creating value for its stakeholders. PROTECTION OF HUMAN RIGHTS, A FIRST STEP Human rights are a core component of the global sustainability strategy. The Human Rights Policy sets out the Company’s commitments in this area and was updated in 2025. Ferrovial is continuously expanding its approach to human rights, and in 2025 approved the new Belonging and Inclusion Policy and the procedure governing relations with local communities. The Company's overarching objective is to ensure equal treatment and fair conditions free from any form of discrimination within the Company and among all its stakeholders. In 2025, several relevant Company policies linked, directly or indirectly, to the commitment to human rights were revised: the Anti-Fraud Policy, the Anti-Corruption Policy, the Business Code of Ethics, the Suppliers' Code of Ethics, the Lobbying and Political Contributions Policy, the Ethics Channel and Management of Inquiries, Reports, and Complaints Policy, the Third-Party Due Diligence and Ethical Integrity Policy, and the Supplier Ethical Integrity Due Diligence Procedure. Human rights governance and management model Ferrovial's human rights objective is not only to identify, prevent, and mitigate any potential negative impacts, but also to support and promote human rights among its stakeholders. Ferrovial's Human Rights Policy aligns with leading international standards such as the United Nations Global Compact, the United Nations Guiding Principles on Business and Human Rights, the Universal Declaration of Human Rights, the OECD Guidelines for Multinational Enterprises, and the International Labour Organization's regulations. It is also aligned with the Company's internal regulations, which are based on Ferrovial's Code of Ethics. One of the pillars of Ferrovial's strategy is to ensure equal treatment and prevent any type of discrimination. Ferrovial has also adopted a Global Anti-Harassment and Anti-Discrimination Policy, which aims to ensure that all company employees are treated with dignity and respect when working both within the organization and at any company-sponsored events. The policy seeks to maintain and promote a work environment free from all forms of harassment, unlawful discrimination, and intimidation, in which customers, staff, suppliers, business partners, visitors, and shareholders are treated with dignity and respect; and to provide all affected individuals with an adequate process for investigating complaints related to harassment, unlawful discrimination, and intimidation. Since 2013, Ferrovial has been part of the "Companies for a Society Free of Gender Violence" project, an initiative promoted by the Spanish government. To reinforce this commitment and raise awareness and educate both employees and society as a whole, a number of initiatives addressing this issue are carried out throughout the year. On November 25, in observance of the International Day for the Elimination of Violence against Women, banners were displayed at several landmark construction sites in Spain bearing the slogan "Let's build a world free of gender violence." As part of its efforts to promote diversity, Ferrovial has entered into agreements with organizations specializing in promoting the inclusion of people with disabilities in the different countries where it operates. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_291 C O M M U N I T Y S U P P O R T P R O J E C T S I N V E S T M E N T I N T H E C O M M U N I T Y ( M € ) N U M B E R O F B E N E F I C I A R I E S 388 4.6 399,000

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

	Governing body	Regulations	Tools
Human rights	Audit and Control Committee Sustainability Committee Compliance and Risk Management	• Human Rights Policy • Code of Business Ethics • Purchasing Policy • Third-Party Ethical Integrity Due Diligence Policy • Suppliers' Code of Ethics • Anti-Corruption Policy • Sustainability Policy • Information Security Policy • Stakeholder Engagement and Relationship Policy • Health and Safety Policy	• Ethics Channel • Risk Identification and Assessment Process Ferrovial Risk Management (FRM) • Online Third-Party Analysis Tool • Supplier Ethical Integrity Due Diligence Procedure • Due Diligence Procedure for Candidate Selection and Hiring • Personal Data Protection Regulations • Harassment Prevention Protocol • Community Relations Procedure
Labor rights	Audit and Control Committee Compliance and Risk Department	• Flexibility and Work-Life Balance Policy • Belonging and Inclusion Policy • Suppliers' Code of Ethics	• Equality Plan • Due Diligence Procedure for Ethical Integrity of Suppliers • Supplier 360° Tool • Ethics Channel

The Company's Human Rights Policy underscores its commitment to transparency in all matters related to the protection of human rights and sets out Ferrovial's commitment to the right to disconnect from digital devices, respect for confidentiality, and the right to privacy. It also examines the implications for the Company in its relations with all its stakeholders. Ferrovial participates in various discussion forums on human rights (Labs Fundación SERES, Cluster Impacto Social, Global Compact Human Rights Group) to stay abreast of any new human rights risks that may arise.

The policy is available to all stakeholders. However, employees and managers, in particular, are responsible for ensuring compliance in all Ferrovial activities. Training courses are held periodically to reinforce knowledge of some of the policy's commitments.

In 2025, the Community Relations Procedure was approved to standardize the information available at the Company's worksites regarding dialogue with local communities, and the mitigation of unwanted disturbances, as well as to further strengthen the human rights due diligence procedure, with special attention to the most vulnerable groups, such as indigenous communities.

Human and labor rights throughout the value chain

One of the pillars of Ferrovial's commitment to human rights is safety throughout its value chain. The Company therefore strives to create a safe and healthy working environment for its employees and contractors and promotes the safety of users of its infrastructure.

In addition to ensuring safety, Ferrovial places strong emphasis on respecting labor rights. The Company rejects any manner of child or forced labor, guarantees equal opportunities and non-discrimination, protection against harassment, the right to strike, freedom of association, and the right to collective bargaining in all countries where it operates. There is a reinforced commitment to work-life balance. Employees are protected by the labor regulations applicable in the different territories. In addition, 56% of Ferrovial's workforce is covered by collective agreements.

Each year, Ferrovial verifies that employee remuneration is above the living wage in the countries with the highest level of activity (Spain, the United Kingdom, Chile, the United States, Poland, Australia, Canada, Colombia, Portugal, Puerto Rico, and Turkey). The Company uses living wage data established by the Living Wage Foundation, which takes into account the following factors associated with the basic needs of any household: food, water supply, housing, transportation, clothing, healthcare, education, and taxes, among others. The analysis carried out by the Company confirms that all employees receive a living wage consistent with the conditions in the country where they work.

One of the key human rights issues is the prevention of new forms of slavery. The Human Rights Policy specifically addresses this issue. In addition, the Company's commitment is set out in the Modern Slavery Statement issued by Ferrovial's subsidiaries in the United Kingdom and Australia. These statements formalize the commitment to prevent any type of human rights violation, with particular attention to the different forms of exploitation that may occur, including prevention mechanisms and reporting channels where necessary.

To extend this commitment across the value chain and prevent potential violations of the Code of Business Ethics, the Company applies ethical integrity due diligence procedures for third parties, suppliers, and candidates, as well as a Suppliers' Code of Ethics that includes, among its principles, respect for human rights and the abolition of child labor. The procedure sets out the general criteria for the ethical integrity due diligence process in the selection and monitoring of suppliers. Since 2024, Ferrovial has facilitated the participation of its suppliers in the "Training Program: Sustainable Supplier" developed by the Spanish network of the Global Compact, ICEX Spain Export and Investment, and the ICO Foundation. This training provides suppliers with information on sustainability and respect for and defense of human rights.

In addition to these preventive mechanisms, Ferrovial has other tools in place for continuous monitoring once an agreement with a third party or supplier has been formalized. In the case of suppliers, the Company uses the Supplier 360 tool, which automatically identifies litigation involving suppliers with whom it has a business relationship. For other types of agreements, periodic monitoring is conducted by means of an automatic search for adverse news in the national and international media, as well as reviews of public lists of sanctions.

The due diligence procedure for the ethical integrity of third parties must be applied before entering into a collaboration, partnership, or any other type of agreement with a non-supplier third party. Its objective is to prevent conducts and actions contrary to human rights in relations with third parties. To support compliance, an online tool was implemented in 2021 to facilitate the process.

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Diligence in the protection of human rights The Company operates in countries with stable legislation and a low risk of human rights violations. Approximately 96% of its turnover is generated in Spain, the United States, Canada, Poland, the United Kingdom, Chile, and Australia, all of which are OECD member countries. Nevertheless, the Company remains vigilant and has adequate mechanisms in place to prevent potential human rights risks. Ferrovial applies a set of tools that promote the protection and respect of human rights in order to ensure due diligence in human rights matters across its activities. In this context, Ferrovial periodically assesses potential risks to human rights as part of its global risk identification and assessment process, known as Ferrovial Risk Management (FRM). FRM enables the identification and prioritization of risk events based on their probability and impact. The risk inventory defines eight categories related to human rights, which in 2025 recorded 56 potential risks across all of the company's projects, most of them related to data protection or security (86%). Most of the risks identified were minor or moderate (96%). All of them are monitored through control measures to mitigate or eliminate either their impact or their probability of occurrence. Apart from the risks identified, no relevant human rights violations have been reported in the Company over the last two years. The Company also has a procedure for approving capital allocation transactions, so that all corporate transactions are analyzed to determine whether they could undermine Ferrovial's ethical principles, with particular attention to human rights, social, governance, and environmental issues. COMMUNITY INVESTMENT: ON THE MOVE FOR PEOPLE Ferrovial views community investment as a strategic tool for the advancing the societies and environments in which it operates, while also contributing to the mission set out in the Horizon 26 Strategic Plan. Infrastructure can provide a sustainable service to society if it is fair and inclusive. Ferrovial's community programs therefore focus on people in vulnerable contexts. Another objective of Ferrovial's social commitment is for its employees to play an active role in the programs it develops. Ferrovial's programs are therefore aligned with the Company's global strategy under the slogan "On the Move for People." This strategy is structured around four main lines of action: On the Move for Communities Development of sustainable infrastructures to serve the most disadvantaged On the Move Together On the Move for Education Development of local communities, responding to needs identified through dialogue with communities, thus reinforcing the positive impact of its business activities. It includes On the Move for Water (the former Social Infrastructures Program) and On the Move for Zero Hunger. One of the Company's key pillars is to involve its employees, with the aim of turning them into active players in Ferrovial's commitment to the community. Ferrovial contributes to the achievement of SDG 4, with a special focus on promoting STEM vocations in a balanced way, placing special emphasis on working with girls. In total, €4.6 million has been invested in 2025 (€8.1 million in 2024), of which €3.6 million (€3.9 million in 2024) are monetary contributions, while €0.78 million (€0.87 million in 2024) are the result of 19,586 hours of volunteer work. On the Move for Communities The development of local communities is a fundamental pillar of Ferrovial's social commitment. The company focuses its social programs on vulnerable groups to promote inclusive development. Thus, 76.2% of its investment in the community is allocated to promoting socioeconomic development and social welfare. Some examples are the I77 Toll Equity Program, which aims to make the use of the highway accessible to disadvantaged groups, or the multiple initiatives in the USA to promote safer driving habits like Teens in the Driver Seat. Basic infrastructure for disadvantaged communities In line with its global strategy to promote sustainable infrastructure, Ferrovial supports the development of infrastructure that facilitates access to basic rights such as water, healthcare, and food for disadvantaged populations. On the Move for Water - Social Infrastructure: Since 2011, Ferrovial has been committed to improving access to water and sanitation for vulnerable communities in Latin America, Africa, and Asia through this program. To date, the Company has supported 43 projects that have improved access to safe water for 371,054 people across 14 countries. Employees participate through high value-added volunteering. Since the program began, 169 professionals have dedicated at least two weeks of work travel to project locations. In 2025, the program delivered three projects in Peru, Rwanda, and India that improved access to water for 12,058 people. On the Move for Zero Hunger: For more than 10 years, Ferrovial has also supported the improvement of soup kitchen and food bank infrastructure in Spain to guarantee access to food for the most vulnerable people in Spain. Ferrovial has invested more than €1.3 million in the 56 interventions carried out. In 2025, the Nueva Betania soup kitchen in La Línea de la Concepción was renovated, providing meals to various vulnerable groups, immigrants, refugees, families, and homeless people. The commitment to helping ensure quality basic nutrition also includes support for food banks in the United States, with initiatives such as a global agreement with Feeding America, donations to Food Banks in Texas, Atlanta or Virginia, National Food Bank Day, and Angels & Sparrows Volunteer Day in North Carolina. On the Move for Health: In Poland, the company supports the improvement of hospital infrastructure, particularly pediatric wards, with the Strefa Rodzika (parents' zone) program. In its 13 years of existence, 42 parent zones have been created, more than 300 employees have participated as volunteers, and 52,500 people use the new zones each year, facilitating faster recovery for hospitalized children and creating more comfortable conditions for them and their families. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_293

On the Move Together The On the Move Together program aims to turn employees into key players in the company's commitment to the community. It includes local projects such as On the Move Together- Juntos Sumamos in Spain, which has been running since 2005. It allows employees to contribute and also choose which projects to support each year, responding to needs both in Spain and in developing countries. Since its launch, 53 projects have been funded with a joint investment by employees and the company (matching the employees' contribution) of more than €2.3 million. In 2025, employees decided to allocate their contributions to the expansion and strengthening of the Pediatric and Neonatal Intensive Care Unit at Monkole Hospital in RD Congo and improve the building where 135 people with intellectual disabilities participate in workshops, therapies, meetings, and daily activities with Gil Gayarre Foundation in Madrid. A similar initiative is underway in the United Kingdom, called "The Charity of the Year." For the second consecutive year, the organization is collaborating with the Lennox Children's Cancer Fund, and React Charity for Children has been chosen to collaborate in the coming years. Ferrovial seeks to promote not only economic collaboration, but also employee volunteering. Many different initiatives are carried out throughout the company. The aim is to facilitate activities that involve people's professional skills, but there are also volunteering activities that simply support and accompany people in vulnerable situations. In 2025, new initiatives were launched in collaboration with the Order of Malta and the Grandes Amigos Foundation, adding to those already in place. In total, 19,516 hours of volunteer work were carried out during working hours. Ferrovial's commitment to responding to humanitarian crises dates back to the 2010 earthquake in Haiti. Unfortunately, its response and mobilization capabilities have been put to the test in recent years with the social and health crisis caused by COVID-19, the war in Ukraine, the DANA in Spain, and Hurricane Helena in the US. But the company also pays attention to the everyday social crises that take place in local communities in order to contribute to a socially integrated society. Most initiatives are carried out in collaboration with employees, who participate on a voluntary basis. On the Move for Education The commitment to access to education is present in all markets where Ferrovial operates, with a special focus on training in subjects related to Science, Technology, Engineering, and Mathematics (STEM). In Spain, Ferrovial has been collaborating since 2016 with the Princess of Girona Foundation on the Generación Talento initiative, a mentoring program in which company professionals take on the challenge of accompanying young people between the ages of 18 and 30 for a year to help improve their employability. To date, 105 professionals have been volunteer mentors. Also in Spain, since 2017 the company has been collaborating with the Junior Achievement Foundation's OrientaT program, in which company volunteers give workshops in schools to awaken STEM vocations among students. Ferrovial professionals also share their experiences and points of view with girls interested in STEM studies through Technovation Girls. In the United Kingdom, we support numerous initiatives focused on schools in communities close to the company's activities, with employee volunteering as a common denominator. In 2025, 254 employees participated in educational activities to bring children and young people closer to engineering leaders. Support is also provided to university students to help them transition into the job market. In line with this strategy, in the United States we collaborate with schools with educational programs focused on promoting STEM vocations through programs such as the TEXpress STEM Scholarship and Teacher Grant in Texas or Robo STEM Lab Pilot Program and the event to support teacher STEM grant, Tee off for Education in Virginia. Since 2009, the ICE Domofon program in Poland has been promoting child safety in schools, also involving employees. INTEGRATED TALENT MANAGEMENT Ferrovial's actions in the field of Human Resources are guided by the "HR26" strategic Human Resources plan, which focuses on attracting the best talent and promoting high-performance teams. This strategy aims to position the company as a benchmark employer in its key markets. To this end, it promotes opportunities for growth and commitment, health and well-being, and the development of diverse teams capable of generating substantial and positive changes in the organization and in society. The Company's talent attraction strategy emphasizes Ferrovial's differential value proposition, especially in attracting STEM (engineering and technology) talent, and attracting diverse talent. In 2025, the following actions were carried out in key markets: • Collaboration agreements with leading universities, business schools and other organizations. • Initiatives to strengthen talent attraction, such as scholarship and postgraduate programmes, specific STEM talent attraction campaigns, social media campaigns focused on key profiles and countries, and participation in specialised events or job fairs. • Publication of job offers on specific websites for different groups to attract diverse talent. • Strengthening of Ferrovial's employer brand through social media campaigns, media publications and updating the logos of some business units and subsidiaries. • Updating Ferrovial's employee value proposition, adapting key messages to attract talent. • Strengthen recruiters' skills with awareness sessions on belonging and inclusion, training on the use of technology and standardisation of Ferrovial's narrative and value proposition. • Incorporation of Ferrovial's employee value proposition in job postings. • Redesign of the careers page of the Ferrovial website to simplify, update messages and improve the user experience. • Updating of Ferrovial's page on major employment websites such as LinkedIn, Glassdoor, Indeed and InfoJobs. In terms of talent development, Ferrovial prioritises the reinforcement of key competencies and the promotion of corporate culture and values. Every year, the company carries out a talent identification and management process to reinforce meritocracy and skills development as key growth levers. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 294_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

This model helps professionals identify their strengths and key competencies, define their individual development plans, and access available training resources to improve the necessary skills. The talent management model has three main components: • Review and evaluation of the individual objectives assigned to each professional at the beginning of the year. • Review of the levels of competence and critical skills required for each job. • Establishment of individualized development plans. This allows Ferrovial to manage different groups of employees according to their needs. For key employees, detailed development actions are defined and monitored regularly. These actions are carried out in three areas: • Internal mobility: Promote employee mobility to enhance the growth and knowledge of Ferrovial's different business units, including promotion, succession plans and skills development for future leadership positions. • Training development: Participation in exclusive training activities taught by professionals from leading companies, business schools and prestigious universities. • Exposure and visibility: Increase exposure and visibility at Ferrovial through meetings with members of Ferrovial's management committee, or as expert speakers at internal forums and global meetings. These development actions ensure that Ferrovial has a pool of professionals prepared to occupy management positions and meet the Company's operational and strategic needs. For employees whose performance does not reach the expected levels, HR analyzes each case individually. The possible causes of such a situation are identified, and the HR team provides the employee and their manager with support to achieve the expected performance levels. This can include developing competencies through training, adjusting responsibilities, organizational changes, adapting culturally to the company, or managing disengagement. The continuous monitoring and focus on continued improvement contributes to minimizing and eliminating the impact of this situation on the employee's performance. TRAINING AND CAPACITY BUILDING Ferrovial's training model supports development through the following objectives: 1. Promoting key technical skills and capabilities to achieve strategic objectives. 2. Supporting key career transitions. 3. Promoting corporate culture and values. 4. Strengthening a consistent leadership style, aligned with values and strategy. The strategy is based on 6 guiding principles that define the framework for action and priorities in training: Digital First (online self-learning opportunities to grow and develop), Global presence (reaching all geographies through various training channels), Global access to training (focusing on critical groups based on their contribution), Strengthening internal knowledge (efficient management of internal knowledge) and Training in areas that improve competitiveness in the markets. The Global Learning & Development (L&D) framework applies a multi-channel approach to ensure continuous training, support business needs, assist professionals at key times in their careers, and combine internal and external knowledge by integrating internal practices, as well as market trends and best practices. The Global L&D framework offers a range of training options designed to provide flexibility to Ferrovial employees in their learning journey: • Online training platforms: More than 20,000 online resources are currently available in open access, covering different topics relevant to the Company, business units and employees. • Development programs: Conducted by the University by Ferrovial and the business units, these programs focus on culture, values, critical skills and knowledge, and leadership at key stages in the professional career. • Local training by business unit: Each business unit implements an annual training plan or specific training actions designed to address technical or skills-based needs within its employee groups. • On-demand training: Available online or in-person format, these sessions respond to specific requests for employees' individual development plans or to the demand for market certifications or technical training and interpersonal skills related to employees’ jobs. • Language training: Offered in eLearning format (+10,000 online resources) and in virtual/synchronous sessions, both on an individual and group basis. During 2025, the training function continued to actively work to strengthen online and in-person training opportunities for its employees. In terms of online training, the following new features should be highlighted, designed with the aim of improving the user experience, strengthening the international profile of our employees and further supporting career development through training and development pathways that reinforce reskilling, upskilling and the culture of continuous learning: • Relaunch of our Learning Center as an Online Campus: – Enhancement of the user learning experience with a university campus metaphor and redistribution of content in line with this concept to improve understanding and navigation. – Launch of online Schools and Academies within the University by Ferrovial on campus to offer training pathways and specialized content at different levels in key areas (Digital skilling, Culture, Languages), as well as to connect our employees with internal experts through 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_295

communities. The launch of our Language School has provided employees with access to learning more than 18 languages, open virtual conversational classes with students from other countries and companies and more than 10,000 online resources. – Integration of AI functionalities at the service of the employee and promotion of new automated sections to offer more personalized training recommendations based on the skills and interests indicated by each employee. – Launch of a virtual assistant for better navigation and enhanced monitoring of the team's training by the manager. • Consolidation of the Learning Community on Viva Engage as a channel of contact with our employees, a place to share training trends, new pathways and content, request recommendations and survey future training needs. The community currently has more than 7,000 employees, serving as an agile and two-way channel with Ferrovial employees. • Analysis of training requests using AI: Review of individual development plans in Workday, identification of main training synergies through AI and definition of online pathways and resources available on the online campus, to meet the most demanded needs of our professionals • Other uses of AI: Creation of training videos, personalization of online training pathways linked to specific functions/positions, with guidance on how to search for training pathways using Copilot prompts, preparatory work for global, in-person leadership programs through prompts used by participants as a self-reflection too. Over the course of the year, more than 200 reskilling and upskilling contents and learning pathways have been made available via email, our Learning Community, and our schools and academies. These pathways provide flexible access to relevant online training for Ferrovial professionals, highlighting the AI learning pathways, Copilot, IT skills, leadership development, preparation for various certifications, and enhancement of Ferrovial competencies and power skills (critical thinking, creative thinking, decision-making, problem solving, conflict management, effective presentations), as well as culture, sustainability, ESG, health and well-being, finance, specific technical training and digital skills. In addition to the online offering, University by Ferrovial and the business units collaborated on the development of programs to further support global growth, fostering networking, and developing professionals around the world at key stages in their professional careers, focusing on those aspects that make the Company more competitive in the markets in which it operates. In line with this vision, the following initiatives were launched in 2025, both online and in-person, in the training hubs of Europe and the USA: • Coaching (online and executive): A total of 32 coaching processes were launched (face-to-face and online), enhancing the development and management of the management team and focusing on a global leadership model and style, prepared to face the business challenges in key markets. This coaching model aims at continuously providing opportunities to improve management skills at the most senior levels of the Company, where skills include driving vision and purpose, developing talent, driving results, managing ambiguity and balancing stakeholders. The program offers flexible formats and access to a premium network of coaches worldwide. • Mentoring at Ferrovial (1 online edition): Our global mentoring model supports learning and experimentation at a global level. It is based on principles that foster the culture and feeling of belonging, knowledge management, leadership growth and the development of talent, among others. The global network of mentors and mentees works over a period of approximately 7 months following a specific action plan for each mentee to support the development of key knowledge areas and potential within the Company, positioning the mentee as the owner of their development. In 2025, the third global edition was launched, in which 154 mentors and 155 mentees participated. • Global Executive Program (2 editions): A three-month hybrid program for Ferrovial leaders, structured in four modules (two in person and two online). This program aims to improve strategic vision, growth mindset, understanding of digital trends, innovation capabilities, and leadership skills. Participants learn to operate in new highly volatile and changing environments, become more disruptive and transform the Company's management style. The program focuses on a number of managerial competencies, including cultivating innovation, developing talent, networking, building trust and making quality decisions. The fourth and fifth editions of the program welcomed 75 participants from different countries and business units. • Advanced Management Program (2 editions): Program targeted at experienced managers transitioning to leadership roles. Structured over three phases (pre-work, face-to-face module and post-work) over three months, it provides the knowledge and tools required for a successful transition from manager to leader. The program focuses on developing leadership potential, financial knowledge and skills essential for future management roles, including Talent Development, Customer Focus, Networking, Trust Building and Ensuring Accountability. The third and fourth editions of this program included 54 participants. • Foundations of Leadership Program (two in person editions): Targeted at Ferrovial professionals who are beginning their career as people managers or who already have some experience. It focuses on modern, people-centered leadership in a global context. It develops core managerial competencies such as Self-Leadership, Developing People, Building Trust, Managing Conflicts, and Collaborating with Others. In 2025, the two editions included 47 professionals. • Crucial Conversations (two in person editions): Based on the successful methodology and book Crucial Conversations, this program is targeted at professionals at all levels and functions within the Company, with a focus on people managers seeking to work on or perfect different aspects of their communication skills. Topics include how to control emotions in key conversations and obtain effective communication, how to handle conflicts with respectful and honest communication, how to solve performance, commitment and goal-achievement challenges in your team. The program supports the Company's key competencies and values such as Collaboration, Effective Communication, Feedback, Persuasion and Conflict Management. This year, the two editions included a total of 44 participants. • Power Skills II: Negotiation, Influence and Presentation skills (two in person editions): This program is targeted at professional managers and open to other groups requiring skills. It is an upskilling program with a focus on complex and strategic negotiations working on influence and effective presentation skills as a complement to negotiation skills. In 2025, a total of 38 participants were trained. • Professional Certification in Project Management, PMP® (one virtual edition): The PMP® certification provides an internationally recognized accreditation of professional competence in project management. Targeted at project managers seeking to technically deepen their role, the training program - lasting about 3 months - provides a standardized systematic approach to project management across different environments, sectors and organizations, while enabling our professionals to undertake their project management role with greater excellence and promote planning, alignment and management of their projects and teams. The 2025 edition welcomed 13 professionals. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 296_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

• EVOLVE: Launch of our new premium training platform providing access to a wide portfolio of online programs from the most prestigious universities and business schools in the US and Europe. Programs typically last between 4 and 8 weeks and are targeted at directors and managers seeking to advance their knowledge and growth with more flexible formats and compatible with the demands of their day-to-day work. Key areas include: AI, Digital Transformation, Sustainability, Business, Finance, Corporate Governance (power skills and leadership). Throughout 2025, 48 professionals accessed these online programs. In the Construction Division, several initiatives were designed to complement and enhance the professional career for production roles at key career stages. The most relevant programs include the following: • The Challenge: A hybrid program (online + in-person bootcamp) for senior project managers, offering an immersive learning experience designed to empower and provide participants with the knowledge required to upskill their management capabilities in the areas of complex design and construction projects. In 2025, 21 international participants completed the program. • GROW (Get Ready for Opportunities at Work): A global experience for employees in the first three years of their career. It includes the preparation of a career plan, an exclusive training plan (online and in-person sessions) on technical and skills topics, and talent conversations with an HR advisor. It is an opportunity to improve the employee’s network, access international programs and take part in global sessions with other "GROWERS." The program is implemented across several geographic construction areas welcomed more than 478 participants during the year. • GoFurther: An international, cross-country program that offers our young talent –between 1 and 3 years of experience at Ferrovial Construction– the opportunity to gain hands-on and diverse experience during one year in any infrastructure project worldwide. Throughout this experience, participants develop technical, economic and business knowledge, as well as the skills required to promote Ferrovial's culture in international environments. In 2025, 10 participants from different geographies took part in this program. • New Managers: This program complements the University's global offering, and it is designed to support new managers in their production roles. It is targeted to first-time people managers, so that they can develop and grow in the fundamentals of leadership within a modern, global environment. Its objective is to support participants during one of the most challenging moments of their professional careers, providing them with key tools to face their new role as team managers. It is further complemented with technical training sessions in areas such as planning, foundations, structures and earthworks, among others. In 2025, the program was completed by 36 participants from various geographies. • Building High Impact Leaders: Program aimed at strengthening and developing the leadership skills of senior profiles. Participants learn how to build trust within the team, acquire tools to motivate and develop people, make effective decisions, and negotiate critical agreements. The program also covers technical skills related to digital transformation, new tools applied to construction and cost control. 59 participants took part in the two editions held in 2025. • Impulsa: Development program focused on the expansion of the professional network and the acquisition of an in-depth economic and financial expertise, particularly for construction site managers. It offers a defined plan to strengthen their financial capacities, broaden their vision of the economic-financial area and promote networking- The program includes training in labor relations, taxation, contract management, cost control, digital tools and technological transformation in construction. The program welcomed 58 participants this year. • STEP: A global program that provides a structured career path and comprehensive training to develop foremen into site managers. In 2025, nearly 660 participants from different geographies joined the program. • STEP Academy: Program designed to address the need for qualified personnel in essential trades, ensuring the proper execution of tasks and promoting talent retention. Through its hands-on approach and the creation of its own manuals, Ferrovial positions itself as a benchmark in key areas such as special foundations, installations, tunnels, tensioning and pavements. In 2025, it hosted 25 participants. • Data Center Advanced Program: Three-month program designed to train our talent in the construction of digital infrastructure (Digital Infra DCs). Through a comprehensive approach, key contents such as architectural design, energy and sustainability, communication networks, refrigeration, electricity supply, structures, commissioning, planning and interpersonal skills are addressed. The program welcomed 23 participants in 2025. • Site Manager Course: Six-month program that combines a training pathway with 2 site visits, targeted at students of the Master's Degree in Civil Engineering. It introduces students to the production career at Ferrovial. The program welcomed 64 students, with internal speakers and the collaboration of four universities: Polytechnic University of Madrid, University of Granada, Polytechnic University of Catalonia and University of Cantabria. • Leadership Program in Industrial Facilities: Program targeted at Industrial Engineering students that offers an in-person training pathway over one academic year. The program combines classroom sessions with site visits. Its objective is to provide a practical and complete knowledge of the most relevant activities carried out by industrial engineers in large infrastructure projects. This training course includes nine sessions on topics such as health and safety, contract management, technical management, innovation and project control, plus three visits to real projects. In 2025, it hosted 16 participants. In line with the global strategy, Budimex is strengthening its training and development strategy, focusing on key career transitions and continuous employee development. In 2025, across its six most relevant programs, Budimex trained about 691 participants. Among these programs, the most far- reaching include: • First Time Manager and Manager trainings: This program, targeted at new and current managers, covers topics such as building commitments and team effectiveness. A total of 187 participants were trained throughout the year. • Academy of Leadership: Program designed specifically for managers (site managers, area managers, and unit managers), focused on the managerial role and the business perspective. It includes content on communication and relationships, team building, motivation and commitment, self-management and personal effectiveness. In 2025, 268 people participated. • Super Leader: Program aimed at strengthening leadership competencies among senior managers and supervisors, through the development of key skills such as strategy communication, team development and the engagement of people to achieve common goals. It consists of three modules, each focusing on a distinct leadership style. Before group sessions, participants assess organizational climate and the leadership styles, enabling a personalized development approach. In 2025, it hosted 89 participants. • Academy of BHP: A program designed to deepen technical knowledge and reinforce awareness of the role and responsibilities related to Safety, Health and Wellbeing (BHP). It aims to standardize knowledge in terms of requirements, internal procedures and good practices, while developing 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_297

practical skills through specialized training. Contents include working at height, RCA analysis, vertical transport control, use of tools such as Cority, internal modules on the 45001 standard, risk assessment, post-accident documentation, effective communication in training and meetings, assembly and operation of scaffolding, as well as stress management and assertiveness techniques. 80 participants took part in the program. • Academy of Claim Management: This program aims to deepen and systematize knowledge in terms of contractual conditions, as well as to create a solid team of experts who exchange experiences and act as strategic partners for the business. The sessions were structured in three thematic blocks: contractual terms, personal and professional effectiveness, and effective communication. In 2025, 13 people participated in this initiative. • Academy of Project Manager: Designed to consolidate knowledge in key processes such as bidding, contract management, material and financial settlements, and preparation of contracts for delivery as a guarantee, this program is targeted at employees recently promoted to the role of Project Manager or who may be ready to assume that responsibility in the coming year. In 2025, 54 participants were trained. At Cintra, in 2025, training efforts have resulted in two key initiatives designed to address different stages of employees’ careers and strengthen critical business skills: • Continuing Education Program (CEP): A biennial training initiative targeted at employees from different regions and which represents an exceptional opportunity to promote networking, strengthen ties with the management team, learn about the latest projects, explore new innovative solutions, gain an in-depth understanding of corporate strategy and collaboratively build Cintra's vision for the future. 250 participants took part in the 2 editions held in 2025. • Spring Learning Week: Internal, in-person training program lasting between 1 and 2 weeks, designed and delivered by Cintra’s Talent team. It is aimed at employees from the headquarters (HQ) and all U.S. concessions. In 2025, the program focused on developing self-awareness, communication, and trust within teams through the INSIGHTS module and the TRUST I, TRUST II, and TRUST III sessions. Throughout this year, 101 employees have participated in this learning experience. In the Energy Division, training efforts resulted in the creation of two strategic initiatives during 2025 designed to address the different professional stages within the business and strengthen key competencies. • Onboarding Training Course: Welcome program aimed at new employees hired each year. In this session, the CEO shares the Company's strategic vision, each business unit presents its role within the organization, and new talent participates in interactive activities designed to provide a comprehensive understanding of the business and connection among peers. In 2025, the program included the participation of 97 professionals. • Interview Training for Hiring Managers: This training is aimed at Generation Hiring Managers and aims to provide them with practical and effective tools to lead interviews and manage selection processes rigorously. The session addresses best practices for evaluating candidates, structuring interviews, and making informed hiring decisions, thereby ensuring the incorporation of top talent. In 2025, 11 professionals completed this program. In 2025, in the Airports Division, training efforts resulted in one key initiative aimed at supporting different stages of professional development and reinforcing key competencies. • Internal Compliance Training: Training sessions aimed at reinforcing and updating general knowledge of the main internal policies applicable to the Ferrovial Group and, in particular, to the Airports Division. These sessions help strengthen a culture of compliance and organizational alignment across teams. A total of 45 participants took part in 2025. An additional initiative that has been carried out jointly by the different business units has been the first edition of the Learning Week(s): short- duration sessions of training over the course of 1 week to boost face to face training options at corporate offices, promote professional development and foster a culture of continuous learning in the company. In 2025, 537 professionals from our corporate offices have been trained. The 2025 development program of the University by Ferrovial, as well as the initiatives and development programs carried out by the different businesses have contributed significantly to the development of talent. By 2025, approximately 87% of the key target group was reached. As regards key performance indicators in the main development programs, the Company can highlight: • Average Employee Satisfaction Score: 4.67/5 • Average eNPS: 78/100 score, indicating high probability that employees will recommend the programs. • Average applicability perceived by employees to their position: 4.59/5 At the end of the year, Ferrovial professionals have received more than 299,881 hours of training (both online and face-to-face) and a total of 293,432 hours of training in health and safety (see S1-4), which makes a total of 593,314 hours of training in 2025, and which represents an investment of more than €8.6 million (€380.38/professional). Furthermore, 46% of employees underwent regular performance and career development reviews, with 75% of women and 39% of men participating in such reviews. Ferrovial mainly considers office workers (white collar) in its analyses, as these profiles tend to have greater stability within the organization and continuous access to corporate systems, which allows data to be collected, analyzed and communicated accurately and reliably. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 298_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Training hours		Categories									
		Ferrovial Executive Committee	BU Executive Committee and Corporate Director	Affiliate Executive Committee & Head of Department	Business Positions Leads	Manager	Senior Professional / Supervisor	Professional	Administrative / Support staff	Blue Collar	Subtotal
Subtotal by gender and category 2024	Men	36.09	2,224.62	16,442.40	16,457.38	115,707.41	60,704.78	85,437.22	13,933.04	167,489.23	478,432.16
	Women	162.39	1,090.80	7,999.74	1,051.15	44,860.31	40,362.51	68,869.50	25,969.02	20,231.60	210,597.02
Subtotal by category 2024		198.48	3,315.42	24,442.15	17,508.53	160,567.72	101,067.28	154,306.72	39,902.06	187,720.82	689,029.19
Subtotal by gender and category 2025	Men	33.75	5,732.61	22,200.10	24,781.21	131,548.82	65,450.06	90,435.78	12,728.90	25,995.52	378,906.76
	Women	59.00	1,643.05	11,882.94	4,329.69	47,178.60	44,172.40	75,613.80	26,839.77	2,687.96	214,407.20
Subtotal by category 2025		92.75	7,375.66	34,083.04	29,110.89	178,727.43	109,622.46	166,049.58	39,568.67	28,683.48	593,313.96

Note: The data on health and safety training hours has been included, estimating the breakdown by gender and professional category based on the distribution of the remaining training hours. Cybersecurity hours are not broken down by gender or category and they represent 1% of the total training hours, therefore, are not considered material and have been excluded from this report.

WORK-LIFE BALANCE

Ferrovial is committed to the well-being of its employees through flexible work arrangements that facilitate a balance between personal and professional life. These measures, included in its corporate policies, are adapted to the regulations and needs of each country. Key initiatives to promote this balance include:

- **Reduced working hours and flexible schedules:** designed to allow employees to adjust their working time based on their personal needs.
- **Extension of maternity/paternity leave:** including pre-natal paid advance payments and paid parental leave.
- **Leaves of absence and special leave:** sabbatical leave, leave of absence for family care and recoverable leave.
- **Vacation Purchase:** allow employees to acquire additional days off.

These policies are not only intended to promote well-being, but also to ensure that Ferrovial is a benchmark employer in all its markets.

Ferrovial guarantees the rights of its employees in Spain through its Labor Disconnection Policy and applicable collective agreements. This policy, aimed at promoting a healthy work-life balance, includes provisions on family leave.

The Company's commitments and policies regarding a decent wage are directly related to strict compliance with the rights inherent to employees' working hours and schedules. In this regard, Ferrovial is committed to providing a flexible work system that supports work-life balance in line with our principles, which are based on mutual trust between the company and the employee, as reflected in its working hours registration policy. Additionally, recognizing that overtime hours are, in any case and by their nature, voluntary for the employee, except in cases of force majeure, the company seeks to avoid them except in rare and unforeseen situations for management. However, if such overtime hours are worked, the Company has fair policies for compensation, either through time off or monetary compensation, in accordance with the legal requirements.

Specifically, all salaried employees in Spain are entitled to leave for family reasons (100%), in accordance with current labour legislation (Workers' Statute) and applicable collective agreements. This leave includes, but is not limited to, parental leave, adoption leave, care leave and other cases recognized by law.

The Workplace Disconnection Policy, applicable to all employees in Spain, reinforces this commitment by ensuring a healthy work environment that respects the personal and family needs of employees. However, these rights may vary in other countries in which Ferrovial operates, depending on local regulations and applicable policies.

Adoption and promotion of corporate values

During 2025, Ferrovial has continued to reinforce the importance of its corporate culture so that its values (Respect, Collaboration, Innovation, Integrity and Excellence) are lived by its teams daily s. Continuing with the active adoption phase that began in 2024, habit generation has been driven through observable behaviors across all business units and geographies.

Main initiatives

1. Values workshops: These workshops help to reflect on how values are lived in each business unit and department, as well as identify what actions and behaviors can reinforce their adoption in teams.
2. Ferrovial Values Week: A week dedicated to celebrating and promoting the company's values, assigning a day to each stock. During this week, activities of global impact are organized with the collaboration of ambassadors of culture, talks by prominent international speakers and various awareness-raising activities.
3. School of Culture. A single point of access to all training and information resources on Ferrovial values and culture, with specific itineraries for each of our values that deepen their knowledge and application.
4. Recognition program. Aimed at reinforcing behaviors aligned with corporate values, so that anyone in the organization can provide positive feedback to other people for having demonstrated that they represent one or more of our values.

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EMPLOYMENT STABILITY

The number of leaves in 2024 was:

Leaves	2024																		Total by category
	Voluntary						Involuntary						Total						
	Men			Women			Men			Women			Men			Women			
	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	
Executive Committee	0	0	1	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	1
BU Executive Committee and Corporate Director	0	2	4	0	0	0	0	0	1	0	0	0	0	2	5	0	0	0	7
Affiliate Executive Committee & Head of Department	0	11	8	0	2	0	0	1	8	0	2	0	0	12	16	0	4	0	32
Business Positions Leads	0	6	4	0	0	0	0	0	9	0	0	0	0	6	13	0	0	0	19
Manager	5	101	73	1	30	5	1	21	27	0	6	4	6	122	100	1	36	9	274
Senior Professional / Supervisor	18	66	27	11	36	10	11	42	25	1	6	2	29	108	52	12	42	12	255
Professional	137	161	61	78	105	9	39	84	54	12	32	8	176	245	115	90	137	17	780
Administrative / Support Staff	27	28	14	43	36	16	27	41	9	32	32	15	54	69	23	75	68	31	320
Blue Collar	949	1,391	955	55	97	48	2,839	4,380	2,874	111	118	36	3,788	5,771	3,829	166	215	84	13,853
Subtotal by age	1,136	1,766	1,147	188	306	88	2,917	4,569	3,007	156	196	65	4,053	6,335	4,154	344	502	153	15,541
Subtotal by gender			4,049			582			10,493			417			14,542			999	
Total						4,631						10,910						15,541	

Leaves	2025																		Total by category
	Voluntary						Involuntary						Total						
	Men			Women			Men			Women			Men			Women			
	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	
Executive Committee	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0	1	1
BU Executive Committee and Corporate Director	0	0	1	0	0	0	0	1	1	0	0	0	0	1	2	0	0	0	3
Affiliate Executive Committee & Head of Department	0	10	5	0	4	0	0	2	6	0	0	0	0	12	11	0	4	0	27
Business Positions Leads	0	7	4	0	1	0	0	2	5	0	1	1	0	9	9	0	2	1	21
Manager	13	133	40	2	38	3	2	33	17	0	7	5	15	166	57	2	45	8	293
Senior Professional / Supervisor	31	98	27	8	29	2	8	36	15	1	9	7	39	134	42	9	38	9	271
Professional	123	143	52	77	127	13	28	59	39	12	25	10	151	202	91	89	152	23	708
Administrative / Support Staff	28	38	12	61	38	8	12	16	11	9	11	5	40	54	23	70	49	13	249
Blue Collar	770	1,140	682	29	44	22	218	674	382	6	27	7	988	1,814	1,064	35	71	29	4,001
Subtotal by age	965	1,569	823	177	281	49	268	823	476	28	80	35	1,233	2,392	1,299	205	361	84	5,574
Subtotal by gender			3,357			507			1,567			143			4,924			650	5,574
Total						3,864						1,710						5,574	

300_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

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Turnover rate 2025 (%)

Turnover rate (%)	2025																	
	Voluntary						Involuntary						Total					
	Men			Women			Men			Women			Men			Women		
	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50
Age	4.47%	7.26%	3.81%	0.82%	1.30%	0.23%	1.24%	3.81%	2.20%	0.13%	0.37%	0.16%	5.71%	13.76%	2.21%	0.95%	2.62%	1.34%
Gender	15.54%			2.35%			7.25%			0.66%			21.68%			4.91%		
TOTAL TURNOVER RATE	17.89%						7.92%						26.59%					

The difference in turnover rates is mainly due to higher involuntary turnover in 2024. Last year, several large projects came to an end, which contributed to the increase. In contrast, this year the Company has maintained stable activity, resulting in a decrease in the turnover rate.

HEALTH AND SAFETY INITIATIVES

Ferrovial's Safety, Health, and Well-Being (HSW) Strategy seeks operational excellence with HSW at the forefront and with the goal of improving the business performance for the prevention of serious and fatal accidents through a three-level approach:

1. Organizational Level, with four pillars:
    - Leadership: Promoting transparency and accountability, focusing on the quality and results of leadership commitments and Executive Incident Reviews (EIR). In 2025, Executive Incident Reviews analyzed "high-potential events" that could have led to serious or fatal accidents. A leadership indicator was established to monitor the closure of actions related to Executive Incident Reviews, and the fifth edition of the Health, Safety, and Well-Being Chairman Awards was held.
    - Competency: Developing team members through a competency framework to inspire and empower safe work practices. The License to Operate program, launched in 2020, aims to identify critical SSB positions by defining specific competencies.
    - Resilience: Driving continuous improvement by learning from experiences to innovate and reduce risks. The focus has shifted from reacting to high-potential events to proactively identifying high-potential conditions and behaviors through health and safety observations. As the Company focuses on implementing improvement actions, the business can be improved for SIF prevention. Improvement actions are derived from a variety of sources, including health and safety observations, safety inspections, audits, field suggestions, and executive incident reviews.
    - Engagement: Fostering a caring culture where team members look out for each other and report unsafe situations. In 2025, initiatives were launched under this pillar of the strategy, such as the fifth edition of Health, Safety and Well-being Week, in which life-saving controls were emphasized.
2. Operational Level, based on three protection barriers:
    - Planning and preparation: In the workplace, planning requires appropriate collaboration to ensure the availability of resources and the monitoring of SIF prevention. Preparation is carried out at the team level to eliminate improvisation.
    - Control and verification: This involves controlling SIF risks through direct, palliative, and administrative interventions and applying Ferrovial's HSW standards. Verification includes pre-startup and ongoing checks to ensure that AGF risk controls are in place.
    - Culture, competence, and awareness: Competence is essential for all work activities, and some require specific qualifications. Situational awareness is crucial and can serve as the last line of defense for preventing SIFs.
3. Individual level, based on:
    - Approach: Always Safe, Always Ready.
    - Well-being Program: HASAVI (Healthy Lifestyle Habits).

The Company seeks to eliminate fatal accidents; therefore, Ferrovial must broaden its understanding of HSW. It is no longer enough to view it as a compliance-based activity, where safety is achieved by eliminating errors. Instead, the Company needs to consider it as a resilient system, capable of preventing fatalities in case of errors.

To move from compliance-based systems to resilient systems, the Company will focus on the following key lines of action:

- Leadership impact: changing governance through the lens of resilience principles.
- Risk prioritization: calibrating safety measures according to life-threatening risks and control measures to save lives.
- Learning from day-to-day work: the 0.1% and the 99.9%. Adapting learning to weak signals.
- Creating alliances with our partners: ability to succeed in variable conditions and increasing tolerance for error.

This year's Health, Safety, and Well-Being Week marked a significant turning point in this process. At the sessions held in Madrid and London under the theme "From compliance to resilience: the future of HSW at Ferrovial," the Company was joined by leading figures such as Andy Barker and Guillermo Borque, who helped the Company reshape its approach. These sessions were not traditional presentations, but conversations that invited Ferrovial to think differently. With nearly 28,000 responses to the global Health and Safety survey, it is clear that the Company teams are ready for this change.

Resilience allows the Company to fail safely in the face of life-threatening risks. A key element in this evolution is the implementation of the Life-Saving Controls initiative. In the face of deadly risks, Ferrovial needs control measures that are proportional to the threat. That is why the Company is focusing on life-saving controls.

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These controls are defined by three essential criteria: 1. They do not depend on people. 2. They are effective even when mistakes are made. 3. They prevent or mitigate exposure to deadly risks. If control measures do not meet these criteria, then they depend on people not making mistakes. In that case, it is necessary to pause and reassess. Ferrovial's well-being strategy, known as HASAVI (Healthy Lifestyle Habits), is part of the global Health, Safety and Well-being Strategy and is based on four pillars: physical, mental, social, and financial well-being. Given the geographical dispersion and operational complexity of the organization, the wellness strategy is developed both globally and locally to adapt to specific working environments. The key elements of Ferrovial's well-being strategy include: • Well-being Committee: This committee, made up of representatives from all business units, is responsible for establishing the well-being roadmap for the Company. • Governance system: A coordinated network involving HR, HSW, the Ambassador network, and the Communications Department ensures internal collaboration and stakeholder engagement. • Ambassador Network: More than 120 wellbeing ambassadors around the world identify needs and launch health-related initiatives, promoting a culture of well-being throughout Ferrovial. • Training: In 2025, specific training for managers on mental health was added to the training itineraries through eLearning modules and LinkedIn. Various training courses were also provided through workshops and webinars during the Learning Weeks at Ferrovial Construction and Corporation, as well as for the GROW group at Ferrovial Construction. • Calendar and communication: Ferrovial applies a robust communication strategy to health and well-being, using different channels to highlight prevention and awareness campaigns. Each month, specific topics related to physical, mental, and financial health have been addressed through articles, guides, workshops, and videos, which have been disseminated through Myforum, Viva Engage, Ambassadors, and United Heroes. BELONGING AND INCLUSION The Belonging and Inclusion Policy, coordinated by the Global Head of Culture, Engagement, Belonging, and Inclusion, is implemented through the Belonging and Inclusion Strategy articulated by means of the Be In framework: Belonging is the result of a culture where each individual is respected, different perspectives are valued, and people feel they belong to a place they can contribute to. This approach is based on three fundamental objectives: • Be Seen: Ferrovial promotes a sense of recognition and appreciation for each person’s identity and contribution. This is achieved through inclusive positioning campaigns, internal and external communications, and the commemoration of key dates. The Company is committed to equal pay and has been awarded the “Equality Distinction” by the Spanish Ministry of Equality. • Be Safe: Psychological safety and respect are fundamental cornerstones. Anti-bias and anti-harassment initiatives, psychological safety workshops, and actions to advance accessibility in the workplace are developed. These actions are aligned with the well-being strategy and reinforce the commitment to dignity and respect for all. • Be Connected: Connection and a sense of community are fostered through Employee Resource Groups (ERGs), intercultural collaboration initiatives, and intergenerational exchange programs. Inclusion is the intentional design of policies, processes, and leadership behaviors that ensure all individuals can access opportunities, develop, and thrive within the organization. These are the three fundamental pillars: • In to Join: Ferrovial positions itself as an employer of choice, ensuring equal access to opportunities and fair conditions for all talent. Inclusive employer branding campaigns are developed, participation in job fairs and external forums, and specific actions to attract and hire diverse profiles. • In to Learn: Continuous learning is key to inclusion. The creation of the School of Belonging & Inclusion at Workday is promoted, learning gaps are identified and addressed, and workshops and training on accessibility, and inclusive leadership are also promoted. These initiatives ensure that all employees have access to development opportunities and that the inclusive culture extends to all levels of the organization. • In to Grow: Talent development and management processes are designed to be objective, merit-based, and bias-free, enabling the fair growth of high-performing individuals and teams. Managers are encouraged to make equitable decisions, and professional growth is promoted at all levels, with a special focus on key talent groups. In recent years, more than 300 inclusion-related actions have been carried out across all business units and geographies where the Company operates. Ferrovial promotes an inclusive work environment that enhances collective intelligence, innovation, and business sustainability, aligning its global strategy with local needs and the current regulatory framework. TAX MANAGEMENT The Board of Directors is responsible for establishing the Risk Control and Management Policy, including tax-related risks, and for approving investments or transactions that present a high tax risk due to their specific characteristics or material value. Ferrovial adhered to the Code of Good Tax Practices promoted by the Tax Agency in 2010 and extended these principles to all its activities worldwide through the Tax Compliance and Good Practices Policy, which was renewed in 2022. The Tax Compliance and Best Practices Policy (the " Policy"), approved in 2021, is an integral part of Ferrovial's corporate governance framework and is available on the corporate website and intranet. The Policy is aligned with prevailing international tax standards and regulations, such as the OECD 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 302_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | **6. Annex** | 8. Consolidated Financial Statements

Guidelines, and its main objective is to guarantee a transparent tax compliance model based on best tax practices, as well as to ensure correct tax contributions in all countries in which Ferrovial operates.

TOTAL TAXES* (€M)	TAXES PAID ON PROFITS (€M)
950 *Supported, paid, and collected in 2025	**176**

Ferrovial is committed to contributing to the economic and social development of the different markets in which it operates. In tax matters, this commitment is reflected in full compliance with all tax obligations arising from its activities, in accordance with applicable local and international regulations, as well as through the implementation of best practices and the maintenance of an appropriate relationship with the relevant tax authorities. Compliance with this commitment is the responsibility of all Ferrovial employees and collaborators.

This tax policy is implemented through a set of rules, procedures, instructions, and internal circulars that make up Ferrovial's Tax Governance, Risk, and Compliance System ("TAX GRC"), and benefits from the corresponding due diligence procedures and other rules that make up the corporate governance framework.

The principles of the tax policy are mandatory for all employees of Ferrovial SE and Group companies who are directly or indirectly involved in the management of taxes applicable in all countries where the Group operates or has a business presence. In particular, Ferrovial expressly prohibits tax evasion practices, including those related to transfer pricing, reflecting the Group's firm commitment to transparency and due diligence in tax matters. Tax Compliance and Best Practices Policy.


AUDIT AND CONTROL COMMITTEE
Body in charge of supervising and evaluating the effectiveness of the Tax GRC
Reports
Reports
TAX COMPLIANCE BODY
Supervises the operation and effectiveness of the Tax GRC and annually reports the relevant results to the Audit and Control Committee.
Reports
TAX ADVISORY DEPARTMENT
Responsible for the Group's tax management in accordance with the general principles and guidelines established in Ferrovial's tax policies. Annually evaluates the performance of the Tax GRC by developing key risk indicators (KRIs) and implements any action plans that may be necessary in view of these indicators.
Informs
BOARD OF DIRECTORS
Defines the tax risk control and management policy, approves investments that, due to their high value or special characteristics, carry a particular fiscal risk, and determines the group's tax strategy.
TOP MANAGEMENT
Advises
Certifies
INDEPENDENT EXPERT
Reviews the structure, and the different elements, policies, processes, and risks that make up Ferrovial's Tax GRC.
AENOR
Audits Ferrovial's compliance with the Tax GRC based on the requirements and standards specified in the UNE 19602:2019 standard.

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FERROVIAL’S TAX GOVERNANCE, RISK AND COMPLIANCE SYSTEM (TAX GRC) The role of the Board of Directors Prior to the preparation of the annual financial statements and the filing of the corporate income tax return, the Board is informed of the tax policies applied during the financial year and their degree of compliance. It is also informed of the conclusions arising from the supervision and evaluation of the operation and effectiveness of such policies, which are reported in the Annual Corporate Governance Report. In the case of transactions or matters to be submitted to the Board of Directors for approval, the Board of Directors is informed in advance of the relevant tax consequences of such transactions or matters. The role of Ferrovial's Compliance Department and Risk Department In 2025, Ferrovial’s Compliance Department, together with the Risk Department, coordinated by the Tax Advisory Department, acted as the Tax Compliance Body. Under the supervision of the Control and Audit Committee (CAC), this Body is responsible for reviewing the TAX GRC, analyzing the performance system, managing complaints, and providing ongoing training, in accordance with its Operating Rules. The role of the Tax Advisory Department The Tax Advisory Department is a centralized body with financial autonomy made up of experienced tax experts whose main objective is to manage the Group's taxes in accordance with Ferrovial's general principles and tax policies. Since 2017, it has submitted on a voluntary basis an annual Tax Transparency Report to the Spanish Tax Administration, which has strengthened legal certainty, mutual understanding, and reciprocal trust with the Spanish tax authorities. TAX RISK PREVENTION AND MANAGEMENT The main objective of Ferrovial's Tax Governance, Risk and Compliance System ("TAX GRC") is to establish a tax governance framework that ensures that the Company's actions and operations are governed by clear principles, values, and rules, in line with the Code of Ethics and Business Conduct and other corporate governance standards. This allows any employee, person, or entity within the Company to make the appropriate decisions as regards compliance with tax legislation. This due diligence framework is subject to ongoing monitoring and control procedures in order to ensure strict compliance with applicable laws and the adoption of the highest ethical standards in the development of the Company's activities. The management and analysis of the operation of this system is the responsibility of the Tax Advisory Department. Minimum taxation of multinational groups (Pillar Two) Pillar Two is an international regulatory framework aimed at ensuring that the global profits of multinational groups are subject to a tax rate of no less than 15% in each jurisdiction in which they operate. The rules were designed by the OECD Inclusive Framework and subsequently incorporated into EU law through EU Council Directive 2022/2523 of December 14, 2022. In the Netherlands, the Minimum Tax Rate Act 2024, based on the EU Directive, is applicable to financial years beginning on or after December 31, 2023. Under Pillar Two rules, if in certain jurisdictions where Ferrovial operates the effective tax rate (given by the ratio between adjusted accounting profit and adjusted corporate income tax paid in that jurisdiction) falls below 15%, then Ferrovial must pay an additional tax (the so-called top-up tax) to reach the 15% corporate income tax threshold. Ferrovial estimated its potential exposure to Pillar Two for the 2025 financial year based on the financial statements at the end of the financial year, concluding that no top-up tax arises in any of the jurisdictions in which it operates. Tax havens Ferrovial does not conduct operations in any jurisdiction considered a tax haven by the Dutch Tax Administration, nor in any country or territory designated as non-cooperative in tax matters by the European Union. Certification of the Tax Governance, Risk and Compliance System ("TAX GRC") In February 2021, Ferrovial's Tax Governance, Risk and Compliance System ("TAX GRC") was certified by AENOR, in accordance with the UNE 19602 standard. This certification endorses Ferrovial's commitment to regulatory compliance, responding to the regulatory requirements of markets, customers, shareholders, investors, and other stakeholders. The certification also reflects the Company's high ethical standards and its commitment to best corporate governance practices. In February 2024, following the 2023 audit process, AENOR verified that the system complies with the requirements of the standard and with the audit criteria, thus granting the renewal of the certification for a period of three years, from 2024 to 2026. Also, in February 2026, the system was reviewed by AENOR in relation to the 2025 financial year, concluding that it remains effectively implemented and complies with the requirements of the standard and with the audit criteria in that period. Tax Corner Ferrovial has reinforced its commitment to tax transparency by adding a new section to its corporate website: Tax Corner - Ferrovial. This section is designed to provide accessible, timely, and relevant information on the Group's taxation to all interested stakeholders. The section includes details on Ferrovial's tax management model, total tax contributions by market, country-by-country reporting data, as well as information on tax litigation and other aspects of interest. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 304_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | **6. Annex** | 8. Consolidated Financial Statements

Finally, as in previous years, the following details are provided: tax-contributions by market for the 2025 and 2024 financial years, the Country-by-Country Report data for the 2024 financial year, and the reconciliation-of the statutory and effective rate by jurisdiction in the 2024 financial year.

TAX CONTRIBUTION BY MARKET - 2025 and 2024

The following tables summarize the amounts paid by Ferrovial in 2025 and 2024 expressed in millions of euros, respectively. These figures are aggregated based on the percentage of ownership of the assets. The main assets consolidated using the equity method in 2025 are the 407 ETR in Canada (48.29%), JFK NTO in the United States (49%), IRB in India (23.99%) and Heathrow in UK (5.25%).

Market	Paid Taxes[1]		Collected Taxes[2]	TOTAL (€M) 2025	TOTAL (€M) 2024
	Corporate tax	Rest			
Netherlands	0 €	3 €	37 €	**40 €**	**9 €**
Spain	1 €	95 €	85 €	**180 €**	**244 €**
United Kingdom	6 €	53 €	88 €	**147 €**	**227 €**
Poland	25 €	27 €	99 €	**151 €**	**136 €**
United States	7 €	33 €	91 €	**130 €**	**118 €**
Canada	90 €	12 €	44 €	**146 €**	**218 €**
Chile	7 €	1 €	38 €	**45 €**	**68 €**
Australia	13 €	2 €	10 €	**24 €**	**24 €**
India	18 €	0 €	2 €	**21 €**	**19 €**
Rest of Europe, Americas & Others[3]	10 €	16 €	39 €	**65 €**	**46 €**
TOTAL 2025	**176 €**	**242 €**	**532 €**	**950 €**	**1,109 €**
TOTAL 2024	**136 €**	**435 €**	**538 €**	**1,109 €**	

(1) Taxes paid by Ferrovial arising from its activity and operations, which represent a direct cost (e.g. corporate income tax, non-deductible VAT, local taxes, etc.).

(2) Taxes collected by Ferrovial and paid to public finances on behalf of third parties (e.g. labor tax (employees), net VAT, withholdings, etc.).

(3) Includes Brazil, Czech Republic, Colombia, France, Germany, Greece, Ireland, Italy, Luxembourg, New Zealand, Oman, Peru, Portugal, Puerto Rico, Saudi Arabia, Slovakia, Turkey.

TAXATION: COUNTRY-BY-COUNTRY REPORT

The following table reflects the data reported to the Dutch Tax Authorities through the Country-by-Country Report for the 2024 financial year (in € million).

Data corresponding to 2024 are published, rather than those for 2025, in accordance with the obligation to report the Country-by-Country Report to the Dutch Tax Authorities in December of each year with respect to the previous year's data.

In any case, before December 31, 2026, the Group will publish the Country-by-Country Report for the 2025 financial year on its website, in accordance with the implementation in the Netherlands of Directive (EU) 2021/2101 of the European Parliament and of the Council of November 24, 2021, amending Directive 2013/34/EU with respect to the disclosure of information relating to corporate income tax by certain companies and branches.

2024 (€M)

Jurisdiction (1)	Number of employees (2)	Third Party Revenues	Income Related Entity	Total Revenues (3)	Profit before income tax (3)	Income tax (paid) (3)	Income tax (accrued) (3)	Capital (3)	Undistributed results (3)	Tangible assets (3)
Argentina	0	0	0	0	0	0	0	0	0	0
Australia	185	368.03	1.81	369.84	53.02	10.76	17.82	118.05	-67.75	3.34
Bolivia	0	0	0	0	0	0	0	0.01	0	0
Brazil	1	0.31	0	0.31	0.27	0.06	0.07	8.29	-6.91	0
Canada	655	605.15	10.70	615.86	367.35	11.28	7.96	119.88	408.30	69.79
Chile	4,479	387.15	15.39	402.54	-3.84	1.03	5.10	315.76	100.59	206.62
Colombia	181	23.72	17.16	40.87	15.30	3.59	3.39	1.63	34.32	1.52
Czech Republic	0	16.79	0	16.79	-10.40	0	0	0.07	-10.47	1.79
Germany	799	78.67	2.24	80.91	-0.50	1.34	1.61	15.94	-5.75	2.85
Spain	5,934	1,681.51	719.05	2,400.56	127.21	-4.88	20.87	532.69	751.49	688.79
France	43	67.26	2.76	70.02	2.87	0.99	1.85	13.01	-0.66	11.06
United Kingdom	1,169	846.15	103.23	949.38	23.74	2.03	1.73	268.20	57.17	114.39
Greece	0	0	0	0	-0.07	0	0	0	0	0.01
Ireland	2	2.02	0.76	2.78	2.06	0.54	0.60	107.74	-99.43	0
India	6	0.99	0	0.99	-0.66	0	0	0.02	-1.10	0
Italy	2	0.06	0	0.06	-0.02	0	0	0	0	0
Luxembourg	0	4.81	0.29	5.11	3.65	0.01	0.91	4.00	16.94	0

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1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | 6. Annex | 8. Consolidated Financial Statements

Latvia	0	3.39	0	3.39	-1.68	0	0.01	0	-1.70	0.21
Mexico	0	0	0	0	0	0	0	0.00	-0.32	0
Netherlands	23	1,795.83	184.77	1,980.60	1,499.94	11.78	16.32	1,506.03	17,459.06	0.91
New Zealand	0	0.12	0	0.12	0.10	0	0	2.85	-1.37	0.82
Oman	0	0.12	0	0.12	-0.19	0.37	0	0	0	0.00
Peru	14	32.30	0.38	32.68	-0.15	0.85	1.18	0.05	-0.12	0.23
Poland	6,702	2,065.43	52.54	2,117.98	199.08	49.87	32.28	173.40	176.90	363.16
Puerto Rico	250	77.41	1.79	79.21	2.61	0.28	0.69	19.43	9.48	4.06
Portugal	116	113.00	2.14	115.14	5.45	0.95	2.59	0.05	2.09	2.05
Saudi Arabia	3	0.30	0.01	0.30	-0.15	0	0	23.92	-20.67	0
Slovakia	6	39.83	1.24	41.07	-26.67	0.94	0.04	78.37	-93.64	0.79
Turkey	184	86.43	0	86.43	31.07	0	0	92.01	2.98	526.17
Dominican Republic	0	0	0	0	0.00	0	0	0	0	0
Tunisia	1	0	0	0	-0.03	0	0	0	0	0
United States	4,746	2,871.73	785.81	3,657.54	603.61	2.37	6.70	12,061.30	4,313.28	5,810.59
Uruguay	0	0	0	0	0	0	0	0.05	0	0
Total	**25,501**	**11,168.51**	**1,902.07**	**13,070.58**	**2,893.00**	**94.15**	**121.72**	**15,462.73**	**23,022.71**	**7,809.14**

(1) The Consolidated Financial Statements for the 2025 financial year, Appendix I, include those entities that make up the business group, their residence, and the activities they carry out.
(2) Regarding number of employees, an approximate calculation was made of the total number of employees on a full-time equivalent basis.
(3 Regarding income, results, and taxes in foreign currency, the average exchange rate for the financial year is used; regarding tangible assets, the closing exchange rate for the financial year is used.

INCOME TAX: STATUTORY VS. EFFECTIVE CORPORATE TAX RATE BY JURISDICTION

The following table provides a qualitative explanation of the differences between the statutory and effective tax rates for the jurisdictions in which Ferrovial accrued corporate income tax in 2024. As the data is extracted from the Country by Country report, the table only reflects the current corporate income tax accrued by companies that are fully consolidated with Ferrovial SE.

EFFECTIVE RATE 2024

	2024			
	Corporate income tax			
Jurisdiction	**Statutory Rate**	**Effective Rate**	**Difference**	**Explanation**
Germany*	30.00%	N/A	N/A	Some companies report profits and are taxed on the amount accrued, and others incur losses and therefore do not recognize the current tax expense. These profits and losses are not offset, as the entities are not consolidated for tax purposes.
Saudi Arabia	20.00%	0.00%	20.00%	Country in which no activities were conducted.
Australia	30.00%	34.00%	-4.00%	The effective rate is higher than the statutory rate due to positive temporary adjustments that increase the taxable base.
Brazil	34.00%	27.00%	7.00%	The rate is lower because one of the companies applies losses up to the compensation limit (30%).
Canada	26.50%	2.00%	24.00%	The effective tax rate is lower than the statutory rate mainly due to the inclusion of exempt dividend income in the tax base. Excluding this effect, the effective tax rate would be still lower than the statutory rate (approx. 19%), as certain entities recognize taxable profits while others incur losses without recording current tax expense, and these amounts are not offset because the entities are not subject to tax consolidation
Chile*	27.00%	N/A	N/A	Some entities generate taxable profits and therefore incur current tax expense, while others report losses and do not recognize current tax expense. These amounts are not offset because the entities are not consolidated for tax purposes.
Colombia	35.00%	22.00%	13.00%	Some entities generate taxable profits and therefore incur current tax expense, while others report losses and do not recognize current tax expense. These amounts are not offset because the entities are not consolidated for tax purposes.
Slovakia	21.00%	0.00%	21.00%	Given that losses were incurred during the period, no current income tax expense has been recognised.
Spain	25.00%	16.00%	9.00%	The effective rate is lower than the statutory rate mainly for the limitation on the use of the applicable tax loss carry forwards and deductions.
United States	21.00%	1.00%	20.00%	Current tax is recognised in respect of state taxes. No federal current tax expense is recognised as the consolidated tax group generated tax loss carryforwards during the period

306_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

1. Ferrovial in 2 minutes | 2. Global Strategy and 2025 Performance | 3. Risk Report | 4. Corporate Governance Report | 5. Remuneration Report | **6. Annex** | 8. Consolidated Financial Statements

France	25.00%	64.00%	-39.00%	The effective rate is higher than the statutory rate due to positive temporary adjustments that increase the tax accrued.
Netherlands	25.80%	1.00%	25.00%	No tax expense is accrued for the generation of losses in the consolidated tax group. The current tax expense recorded corresponds to withholdings paid abroad.
India	30.00%	0.00%	30.00%	The effective rate is lower than the statutory rate due to the generation of losses.
Ireland	25.00%	29.00%	-4.00%	Effective and statutory rates are aligned.
Luxembourg	25.00%	25.00%	0.00%	Effective and statutory rates are aligned.
Oman	15.00%	0.00%	15.00%	Country in which no activities were conducted
Peru*	29.50%	N/A	N/A	Consortiums in Peru are taxed separately from their parent company for corporate income tax purposes. The accrued expense corresponds to the consortiums with a positive taxable base, while the branches have tax losses that cannot be offset.
Poland	19.00%	16.00%	3.00%	Effective and statutory rates are aligned.
Portugal	22.50%	48.00%	-25.00%	The effective tax rate is higher than the statutory rate due to taxable base adjustments and limitations on the utilisation of tax losses.
Puerto Rico	29.00%	26.00%	3.00%	Effective and statutory rates are aligned.
United Kingdom	25.00%	7.00%	18.00%	The effective rate is lower than the statutory rate because tax losses from previous years are used to offset the positive taxable income generated in the year up to the limitation of use.
Czech Republic	21.00%	0.00%	21.00%	The effective rate is lower than the statutory rate due to the generation of losses.
Turkey	25.00%	0.00%	25.00%	The effective rate is lower than the statutory rate due to the generation of tax losses.

** The effective tax rate derived from the aggregation is not representative of the Group's tax position.*



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MEMBERSHIPS AND COLLABORATIONS

Characterized by political neutrality, the Company carries out its activities for both public administration and private clients in the countries where it operates.

Ferrovial has a Lobbying and Political Contributions Policy in place, the purpose of which is to establish the standards for constructive political engagement by Ferrovial employees, officers and directors and to provide a framework to ensure that Ferrovial, its directors and employees, and outside lobbyists comply with all applicable laws, rules and regulations related to lobbying and political contributions.

Ferrovial's business depends to a significant extent on relationships with the governments of the countries in which it operates. Accordingly, Ferrovial undertakes to maintain open and honest communication with its government partners. Employees who interact with governments on behalf of Ferrovial must ensure that all communications, both direct and through intermediaries, are accurate and comply with applicable laws and regulations, including those related to lobbying and anti-corruption matters. Lobbyists are required to follow the process outlined in the Ferrovial Due Diligence Policy for the Integrity of Third Parties and, where applicable, the relevant lobbying registration requirements must be met. Ferrovial is a member of business representation organizations and foundations that promote trade and cooperation between countries linked to the development of its activities or the geographic areas in which it operates. Through its participation and collaboration with these organizations, the Company seeks to contribute to the progress and development of all those fields in which it is present.

Notable contributions to both include those made to Associated General Contractors, American Council of Engineering Companies (ACEC), Airports Council International, American Road&Transportation Builders Association (ARTBA), Texas Water Infrastructure Network, American Concrete Pavement Association, Association of Construction Companies and Infrastructure Concessionaires (SEOPAN)and World Economic Forum.

Ferrovial's Lobbying and Political Contributions Policy prohibits the use of corporate funds to make contributions to political parties, political committees or candidates, even where permitted by law—except in the United States, where Ferrovial may make such contributions at state and local levels, always within the limits established by applicable law. In these cases, all decisions regarding any such contributions must be made by US citizens or permanent residents (Political Contributions Using Corporate Funds, State/Regional/Local are allowed, depending on the jurisdiction; likewise, Political Contributions Using Employee Funds (Political Action Committee (PAC) are allowed.

	2023	2024	2025
Contributions to political parties or candidates (€)	0	0	0
Lobbying activities or sector associations (€)	1,515,894	1,500,322	1,719,594
Trade Associations (€)	151,134	185,194	408,051
Total contribution (€)	**1,667,028**	**1,685,516**	**2,127,645**

The Company does not make in-kind contributions to political parties or electoral candidates.

Ferrovial maintains a strong commitment to corporate responsibility and sustainability, actively participating in organizations that promote Corporate Responsibility. It is a member of SERES Foundation, Forética, the Spanish Network of the United Nations Global Compact and the Spanish Association for Quality (AEC). It also collaborates with other organizations that promote sustainability in different areas, including the Green Building Council (GBCe), the Circular Economy Pact, the EU Green Growth Group, We Mean Business, and the European Climate Pact.



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GLOSSARY OF TERMS ACI: Airports Council International is the only global trade representative of the world’s airports. Established in 1991, ACI represents airports’ interests with governments and international organizations such as the ICAO; develops standards, policies and recommends practices for airports, and provides information and training opportunities to raise standards around the world. Adjusted EBIT: net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense) and impairment and disposal of fixed assets. AGS: Aberdeen, Glasgow and Southampton. AGS Airports is the United Kingdom-based owner of Aberdeen, Glasgow and Southampton Airports. The company was formed in September 2014 by Ferrovial and Macquarie Group. The company acquired Aberdeen, Glasgow and Southampton Airports in December 2014 from Heathrow Airport Holdings. Alignment: an activity is considered aligned according to the EU Taxonomy if it demonstrates a substantial contribution to one of the six EU environmental objectives without having a detrimental impact on any of the other five and also meets the minimum social safeguards and technical screening criteria. APS: Announced Pledges Scenario. A scenario in which it is assumed that all climate commitments set by governments around the world, including nationally determined contributions and long-term net zero targets, will be met on time and in full compliance with relevant requirements. This scenario would imply a global temperature increase of 1.9/2.3 °C by 2100. ASQ: Airport Service Quality Survey. The Airport Service Quality Survey is the world-renowned and globally established global benchmarking program measuring passenger satisfaction while they are traveling through an airport. The program provides the research tools and management information to better understand passengers’ views and what they want from an airport’s products and services. BAME: as per the English acronym of Black, Asian and minority ethnicities. BIM: Building Information Modeling. It is a collaborative work methodology for the creation and management of a construction project (both building and infrastructure). Its objective is to centralize all project information in a digital information model created by all its agents. The use of BIM goes beyond the design phases, encompassing the execution of the project and extending throughout the life cycle of the building, allowing for its management and reducing operating costs. BuildUp!: Ferrovial's initiative to promote entrepreneurial talent and provide sustainable solutions to the Company's internal needs. BWI: Business Water Index. It is related to the consumption of water and its discharge resulting from activities developed by Ferrovial. CAA: Civil Aviation Authority. It is the statutory corporation which oversees and regulates all aspects of civil aviation in the United Kingdom. CAC: Audit and Control Committee. It is composed of four independent and external directors and is responsible for the supervision of accounts, internal audit, financial information and risk control. CDP: Carbon Disclosure Project. This organization is based in the United Kingdom and supports companies and cities in disclosing the environmental impact of major corporations. It aims to make environmental reporting and risk management a business norm, and to drive disclosure, insight and action toward a sustainable economy. CIIO: Chief Information and Innovation Officer. A chief innovation officer (CINO) or chief technology innovation officer (CTIO) is the main party responsible for managing the innovation and changing management process in an organization. In some cases, it is the person who originates new ideas and recognizes innovative ideas generated by other people. CNMV: Comisión Nacional del Mercado de Valores. The National Securities Market Commission is the body responsible for the supervision and inspection of Spanish securities markets and the activity of all those involved in them. The aim of the CNMV is to ensure the transparency of Spanish securities markets and the correct formation of prices, as well as the protection of investors. CPS: Current Policies Scenario. It considers the impact of the policies and measures that are firmly established at present. This scenario would mean an increase in the global temperature of +3-4 °C by 2100. CRM: Customer Relationship Management. It is an information industry term that applies to methodologies, software and, in general, to the capabilities of the Internet that help a company manage customer relationships in an organized manner. CSIC: Consejo Superior de Investigaciones Científicas. The Spanish National Research Council is the largest public institution dedicated to research in Spain and the third largest in Europe. Belonging to the Spanish Ministry of Economy and Competitiveness through the Secretary of State for Research, Development and Innovation, its main objective is to develop and promote research that will help bring about scientific and technological progress, and it is prepared to collaborate with Spanish and foreign entities to achieve this aim. CSRD (Corporate Sustainability Reporting Directive): It is the new Sustainability Reporting Directive that came into force on January 5, 2023. DBFOM: Design, Build, Finance, Operate and Maintain. DBF: Design, Build and Finance. Dow Jones Best-in-Class Indices: launched in 1999, they are a family of indices evaluating the sustainability performance of thousands of companies trading publicly and a strategic partner of the S&P Dow Jones Indices. They are the longest-running global sustainability benchmarks worldwide and have become the key reference point in sustainability investment for investors and companies alike. They are based on an analysis of corporate economic, environmental and social performance, assessing issues such as corporate governance, risk management, branding, climate change mitigation, supply chain standards and labor practices. EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization. An accounting measure calculated using a company’s net earnings, before interest expenses, taxes, depreciation, and amortization are subtracted, as a proxy for a company’s current operating profitability (i.e., how much profit it makes with its present assets and its operations on the products it produces and sells, as well as providing a proxy for cash flow). 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_309

EFRAG (European Financial Reporting Advisory Group): A private association established in 2001 with the support of the European Commission to serve the public interest. EFRAG extended its mission in 2022 following the new role it was assigned in the CSRD, consisting of the provision of technical advice to the European Commission in the form of draft European Sustainability Reporting Standards and/or draft amendments to these standards. EIT KICs: Knowledge and Innovation Communities (Innovation Communities) EIT Innovation Communities are partnerships that bring together companies, research centers and universities that harness European innovation and entrepreneurship to find solutions to major societal challenges in areas with high innovation potential and create jobs and quality growth. Eligibility: an activity is considered eligible under the EU Taxonomy if it demonstrates that it makes a substantial contribution to one of the six EU environmental objectives without having a detrimental impact on any of the other five. EPD: Environmental Product Declaration. An EPD provides a reliable, relevant, transparent, comparable and verifiable environmental profile that highlights an environmentally friendly product, based on life-cycle information (LCA) according to international standards and quantified environmental data. ESRS: European Sustainability Reporting Standards. EU Taxonomy: A new classification system designed by the European Commission to describe whether an activity or business investment can be considered sustainable in terms of climate change adaptation or mitigation. Express Lanes: assets developed by Ferrovial in the United States, consisting of one or more toll lanes in addition to those already existing, in which a minimum speed is guaranteed to its users. The rates are adjusted to traffic conditions, thereby regulating access levels. FRM: Ferrovial Risk Management. This process is an identification and assessment process, supervised by the Board of Directors and the Management Committee, which is implemented in all business areas. This process makes it possible to forestall risks. Once they have been analyzed and assessed based on their potential impact and likelihood, the most appropriate management and protection measures are taken, depending on the risk nature and location. FTSE4Good: The FTSE4Good Index Series is designed to measure the performance of companies demonstrating strong Environmental, Social and Governance (ESG) practices. GECV: The Spanish Group of Green Growth is a business association whose objective is to transfer to society and to public administrations its vision of a model of economic growth that is compatible with the efficient use of natural resources. GHG: Greenhouse Gas. A greenhouse gas is a gas in the atmosphere that absorbs and emits radiant energy within the thermal infrared range. GRI: Global Reporting Initiative. GRI helps businesses and governments worldwide understand and communicate their impact on critical sustainability issues such as climate change, human rights, governance and social well-being. This enables real action to create social, environmental and economic benefits for everyone. The GRI Sustainability Reporting Standards are developed with true multi-stakeholder contributions and rooted in the public interest. GWT: Global Water Tool. The GWT is a free, publicly available resource for identifying corporate water risks and opportunities that provides easy access to and analysis of critical data. It includes a workbook (data input, inventory by site, key reporting indicators, metrics calculations), a mapping function to plot sites with datasets, and a Google Earth interface for spatial viewing. GOP: Gross Operating Profit (RBE): See EBITDA. HAH: Heathrow Airport Holdings. Heathrow Airport Holdings Limited, formerly BAA, is the United Kingdom-based operator of Heathrow Airport. It was formed by the privatization of the British Airports Authority as BAA plc as part of Margaret Thatcher’s initiatives to privatize government-owned assets. BAA plc was bought in 2006 by a consortium led by Ferrovial. IAGC: Informe Anual de Gobierno Corporativo. Annual Corporate Governance Report. IFRS: International Financial Reporting Standards, usually called the IFRS Standards, are standards issued by the IFRS Foundation and the International Accounting Standards Board (IASB) to provide a common global language for business affairs so that companies’ accounts are understandable and comparable across international boundaries. IRR: Internal Rate of Return. The IRR is a metric used in capital budgeting to estimate the profitability of potential investments. The internal rate of return is a discount rate that makes the net present value (NPV) of all cash flows from a particular project equal to zero. IoT: Internet of Things. IoT is the network of physical devices, vehicles, home appliances, and other items embedded with electronics, software, sensors, actuators, and network connectivity, which enables these objects to connect and exchange data. ILO: International Labor Organization. A United Nations agency dealing with labor problems, particularly international labor standards, social protection, and work opportunities for all. IPCC: The Intergovernmental Panel on Climate Change is the United Nations body for assessing the science related to climate change. It provides regular assessments of the scientific basis of climate change, its impacts and future risks, and options for adaptation and mitigation. ISO: International Organization for Standardization. ISO is an independent, non-governmental international organization with a membership of 162 national standards bodies. Through its members, it brings together experts to share knowledge and develop voluntary, consensus-based, market- relevant International Standards that support innovation and provide solutions to global challenges. MIT: The Massachusetts Institute of Technology is an educational institution focused on excellence and research and founded in Boston, Massachusetts (US), in 1861. Its mission is to advance knowledge and educate students in science, technology, and other areas of scholarship. It is an independent, coeducational, privately endowed university, organized into five schools (architecture and planning; engineering; humanities, arts, and social sciences; management; and science). It has some 1,000 faculty members, more than 11,000 undergraduate and graduate students, and more than 130,000 living alumni. Mature asset: An asset that has completed its development and ramp-up phase and is operating on a stable basis, with predictable demand, operating costs and cash flows, and a low risk profile. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 310_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Non-salaried workers: According to EFRAG's ESRS 1 (Own workforce), the term ‘non-salaried workers’ includes employees who are self-employed (who do not have a direct contractual relationship with the Company) or persons hired by companies mainly engaged in "employment-related activities" (NACE N78). NPS: New Policies Scenario. This not only incorporates the announcement of policies and measures but also the effects of their implementation. This scenario would mean an increase in global temperature of +2-3 °C by 2100. NTO: New Terminal One. Ferrovial, through its Airports Division, agreed in 2022 to acquire a stake in New Terminal One, the consortium appointed to design, build and operate New Terminal 1 at New York's JFK International Airport (which includes Terminals 1 and 2, and the former T3, and potential extensions). NZE: Net Zero Emissions by 2050 Scenario. A scenario showing a difficult but achievable path in which the global energy sector achieves net CO2 emissions by 2050, with advanced economies reaching that goal before others. This scenario would imply a global temperature increase of 1.3/1.5 °C by 2100. OMEGA: Optimization of Equipment Maintenance and Asset Management. P3: Public-Private Partnership. A public–private partnership (P3, 3P, or P3) is a cooperative arrangement between two or more public and private sectors, typically of a long-term nature. Governments have used such a mix of public and private endeavors throughout history, for instance, in order to develop infrastructure projects. PAB: Private Activity Bonds. Tax-exempt bonds issued by or on behalf of local or state governments for the purpose of providing special financing benefits for qualified projects. The financing is most often for projects of a private user, and the government generally does not pledge its credit. These bonds are used to attract private investment for projects that have some public benefit. There are strict rules as to which projects qualify. This type of bond results in reduced financing costs because of the exemption from federal tax. RCE: Risk Control Effectiveness. Representative Concentration Pathways (RCP) 4.5. Scenario in which emissions peak around 2040 and then decline. In this scenario the temperature could reach 2.6 °C by 2100. Representative Concentration Pathways (RCP) 8.5. Scenario in which emissions continue to increase until they double by 2050. This is known as the business-as-usual scenario. The global average temperature exceeds 4.4 °C by 2100. SASB: The Sustainability Accounting Standards Board is a nonprofit organization that sets financial reporting standards. SASB was founded in 2011 to develop and disseminate sustainability accounting standards. SBTi: Science Based Targets initiative. Science-based targets provide companies with a clearly defined pathway to future-proof growth by specifying how much and how quickly they need to reduce their greenhouse gas emissions. SCOPE 1: Emissions from sources owned or controlled by the Company. They come mainly from the combustion of fuels in stationary equipment (boilers, furnaces, turbines, etc.) to produce electricity, heat, or steam; fuel consumption in fleet vehicles owned or controlled by the Company; diffuse emissions, those not associated with a specific source, such as biogas emissions from landfills; and channeled emissions, GHG emissions generated through a source, excluding those from fuel combustion. The source of the emission factors is the GHG Protocol, while for UK operations, DEFRA is used to meet country requirements and the EPER methodology for diffuse emissions at landfills. SCOPE 2: Emissions generated as a result of the consumption of electricity purchased from other companies that produce or control it. The GHG Protocol Scope 2 Guidance Standard has been followed, and the emissions reported are based on the market-based method, which reflects the effort being made by the Company to use and purchase renewable electricity. However, emissions are also calculated on a location-based basis (see more information in the GRI Annex). Emission factor sources: electricity suppliers. When the suppliers' emission factors are not available, following GHG Protocol recommendations, the country’s energy mix factors according to the International Energy Agency are used. SCOPE 3: Indirect emissions occurring in the value chain. Ferrovial estimates Scope 3 emissions following the guidelines set out in the Corporate Value Chain (Scope 3) Accounting and Reporting Standard published by the GHG Protocol Initiative, the WRI, and the WBCSD. Categories 9, 10, 13, and 14 of this protocol are not material to Ferrovial, as they would not apply according to the activities it carries out. The sources of emission factors are the GHG Protocol, DEFRA, CEDA, and the International Energy Agency. SDG: Sustainable Development Goals. The SDGs are a series of 17 global goals set by the United Nations. The SDGs cover a broad range of social and economic development issues. These include poverty, hunger, health, education, climate change, gender equality, water, sanitation, energy, environment, and social justice. SDS: Sustainable Development Scenario. This scenario is consistent with the decarbonization of the economy needed to achieve the Paris Agreement. It includes a peak in emissions that will be reached as soon as possible, followed by a decrease. An increase in temperatures with respect to pre-industrial levels of 2 °C or less is expected. STEM: Science, Technology, Engineering, and Mathematics. This term is typically used when addressing education policy and curriculum choices in schools to improve competitiveness in science and technology development. STEPS: Stated Policies Scenario. Scenario that considers current policies defined at the sectoral level, as well as those that have been announced by countries. This scenario would imply a global temperature increase of 2.4/2.8 ºC by 2100. TCFD: Task Force on Climate-related Financial Disclosures. The FSB Task Force on Climate-related Financial Disclosures (TCFD) develops voluntary, consistent climate-related financial risk disclosures for use by companies in providing information to investors, lenders, insurers, and other stakeholders. The Task Force considers the physical, liability, and transition risks associated with climate change and what constitutes effective financial disclosures across industries. TNFD: Task Force on Nature-related Financial Disclosures. This is a global, market-driven initiative with a mission to develop and provide a risk management and disclosure framework for organizations to report and act on evolving nature-related risks and opportunities, with the ultimate goal of supporting a shift in global financial flows away from negative outcomes for nature toward positive ones. A series of recommendations and guidelines have been developed for organizations to report and act on evolving nature-related dependencies, impacts, risks, and opportunities. 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_311

TSR (RTA): Total Shareholder Return. TSR (or simply total return) is a measure of the performance of different companies’ stocks and shares over time. It combines share price appreciation and dividends paid to show the total return to the shareholder expressed as an annualized percentage. USPP: US Private Placement. The US Private Placement (USPP) market is a US private bond market that is available to both US and non-US companies. The main attraction of this market is that it provides an alternative source of liquidity to the traditional banking market without the need for a formal credit rating and reporting requirements, which are a prerequisite of the public bond markets. UTE: Unión Temporal de Empresas. Temporary Joint Venture. WAI: The Water Access Index (WAI), related to water supply projects within the Social Action Program. WBCSD: World Business Council for Sustainable Development. The WBCSD is a global, CEO-led organization of over 200 leading businesses working together to accelerate the transition to a sustainable world. WFM: Water Footprint Assessment Manual. The manual covers a comprehensive set of definitions and methods for water footprint accounting. It shows how water footprints are calculated for individual processes and products, as well as for consumers, nations, and businesses. It includes methods for water footprint sustainability assessment and a library of water footprint response options. WRI: World Resources Institute. The WRI is a global research non-profit organization that was established in 1982. The organization’s mission is to promote environmental sustainability, economic opportunity, and human health and well-being. WRI partners with local and national governments, private companies, publicly held corporations, and other nonprofits, and offers services including global climate change issues, sustainable markets, ecosystem protection, and environmentally responsible governance services. WTI: Water Treatment Index. This index is related to the impact of the water treatment activities on resources (WWTP, Wastewater Treatment Plant, IWWT, Industrial Wastewater Treatment Plant, PWTP, Potable Water Treatment Plant, and SWDF, Seawater Desalination Facilities). 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements 312_INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT

Amsterdam, 25 February 2026. BOARD OF DIRECTORS Mr. Rafael del Pino, Executive Director (Chairman) Mr. Óscar Fanjul, Non-Executive Director (Vice-Chairman) Mr. Ignacio Madridejos, Executive Director (Chief Executive Officer) Ms. María del Pino, Non-Executive Director Mr. José Fernando Sánchez-Junco, Non-Executive Director Mr. Philip Bowman, Non-Executive Director Ms. Hanne Sørensen, Non-Executive Director Mr. Bruno Di Leo, Non-Executive Director Mr. Juan Hoyos, Non-Executive Director (Lead Director) Mr. Gonzalo Urquijo, Non-Executive Director Ms. Hildegard Wortmann, Non-Executive Director 1. Ferrovial in 2 minutes 2. Global Strategy and 2025 Performance 3. Risk Report 4. Corporate Governance Report 5. Remuneration Report 6. Annex 8. Consolidated Financial Statements INTEGRATED ANNUAL REPORT 2025. MANAGEMENT REPORT_313

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C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

CONTENTS

I	A	**CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF 2025 AND 2024**	**327**
	B	**CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023**	**329**
	C	**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023**	**330**
	D	**CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023**	**331**
	E	**CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023**	**332**
	F	**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023**	**333**

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE	**333**
1.1. BASIS OF PRESENTATION, THE COMPANY'S ACTIVITIES AND CONSOLIDATION SCOPE	334
1.2. GOING CONCERN EVALUATION	336
1.3. ACCOUNTING POLICIES	337
1.4. EXCHANGE RATE	346
1.5. SEGMENT REPORTING	347
SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023	**349**
2.1. OPERATING INCOME	350
2.2. OTHER OPERATING EXPENSES	351
2.3. PERSONNEL EXPENSES	351
2.4. IMPAIRMENTS AND DISPOSALS	353
2.5. NET FINANCIAL INCOME/(EXPENSE)	353
2.6. SHARE OF PROFITS OF EQUITY-ACCOUNTED COMPANIES	355
2.7. CORPORATE INCOME TAX AND DEFERRED TAXES	355
2.8. PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS	358
2.9. PROFIT/(LOSS) FROM NON-CONTROLLING INTERESTS	358
2.10. NET PROFIT/(LOSS) AND EARNINGS PER SHARE	358
SECTION 3: NON-CURRENT ASSETS AT DECEMBER 31, 2025 AND 2024	**360**
3.1. GOODWILL AND ACQUISITIONS	361
3.2. INTANGIBLE ASSETS	362
3.3. INVESTMENTS IN INFRASTRUCTURE PROJECTS	362
3.4. PROPERTY, PLANT AND EQUIPMENT	365
3.5. INVESTMENTS IN ASSOCIATES	366
3.6. NON-CURRENT FINANCIAL ASSETS	371
3.7. RIGHTS-OF-USE ASSETS AND ASSOCIATED LIABILITIES	372
SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES AT DECEMBER 31, 2025 AND 2024	**373**
4.1. INVENTORIES	373
4.2. SHORT-TERM TRADE AND OTHER RECEIVABLES	374
4.3. SHORT-TERM TRADE AND OTHER PAYABLES	375
4.4. BALANCES UNDER CONTRACTS WITH CUSTOMERS AND OTHER IFRS 15 DISCLOSURES	377
SECTION 5: CAPITAL STRUCTURE AND FINANCING AT DECEMBER 31, 2025 AND 2024	**379**
5.1. EQUITY	380
5.2. CASH AND CASH EQUIVALENTS AND BORROWINGS	384
5.3. CASH FLOW	392
5.4. FINANCIAL RISK AND CAPITAL MANAGEMENT	392
5.5. FINANCIAL DERIVATIVES AT FAIR VALUE	395
SECTION 6: OTHER DISCLOSURES	**400**
6.1. DEFERRED INCOME	400
6.2. PENSION PLAN DEFICIT	400
6.3. PROVISIONS	400
6.4. OTHER LONG-TERM PAYABLES	401
6.5. CONTINGENT LIABILITIES, CONTINGENT ASSETS AND COMMITMENTS	402
6.6. SHARE-BASED REMUNERATION SCHEMES	408
6.7. REMUNERATION OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT	407
6.8. RELATED-PARTY TRANSACTIONS	411
6.9. AUDIT FEES	413
6.10. EVENTS AFTER THE REPORTING DATE	414
6.11. APPENDICES	414

II	**SEPARATE FINANCIAL STATEMENTS**		
	A	Company balance Sheet	418
	B	Company income Statement	419
	C	Accounting policies used in preparing the company financial statements	420
	1	Notes to the company Balance Sheet	423
	2	Notes to the company Income Statement	439

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_326

A. FERROVIAL SE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER, 2025 AND 2024 (Million euro) Note 2025 2024 Non-current assets 20,110 21,327 Goodwill 3.1 412 500 Intangible assets 3.2 127 128 Fixed assets in infrastructure projects 3.3 12,509 14,147 Intangible asset model 12,360 13,989 Financial asset model 149 158 Property, plant and equipment 3.4 1,012 772 Right of use assets 3.7 296 238 Investments in associates 3.5 3,955 3,023 Non-current financial assets 3.6 475 1,139 Loans granted to associates 3.6 113 101 Non-current restricted cash 3.6 262 401 Other non-current financial assets 3.6 100 637 Deferred tax assets 2.7 958 1,159 Non-current derivatives at fair value 5.5 366 221 Current assets 7,310 7,672 Inventories 4.1 540 492 Current income tax assets 41 48 Current trade and other receivables 4.2 2,245 2,228 Trade receivables for sales and services 1,761 1,625 Other current receivables 484 603 Cash and cash equivalents 5.2 4,271 4,828 Infrastructure project companies 201 175 Restricted cash 29 18 Other cash and cash equivalents 172 157 Ex-infrastructure project companies 4,070 4,653 Current derivatives at fair value 5.5 17 20 Assets held for sale 1.1.3 196 56 TOTAL ASSETS 27,420 28,999 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_327

(Million euro) Note 2025 2024 Equity 5.1 7,665 8,120 Equity attributable to shareholders 5,908 6,075 Equity attributable to non-controlling interests 1,757 2,045 Non-current liabilities 13,291 14,578 Deferred income 6.1 1,187 1,375 Employee benefit plans 6.2 4 4 Non-current provisions 6.3 395 353 Non-current lease liabilities 3.7 219 165 Borrowings 5.2 9,356 10,092 Debentures and borrowings of infrastructure project companies 7,433 8,256 Debentures and borrowings of ex-infrastructure project companies 1,923 1,836 Other payables 6.4 1,112 1,279 Deferred taxes 2.7 889 1,239 Non-current derivatives at fair value 5.5 129 71 Current liabilities 6,464 6,301 Current lease liabilities 3.7 86 80 Borrowings 5.2 1,071 1,196 Debentures and borrowings of infrastructure project companies 184 143 Debentures and borrowings of ex-infrastructure project companies 887 1,053 Current derivatives at fair value 5.5 22 61 Current income tax liabilities 48 80 Current trade and other payables 4.3 4,180 3,902 Trade payables 1,803 1,781 Advance payments from customers and work certified in advance 1,824 1,619 Other current payables 553 502 Current provisions 6.3 929 958 Liabilities held for sale 1.1.3 128 24 TOTAL LIABILITIES AND EQUITY 27,420 28,999 The above statements of financial position as of December 31, 2025, and 2024 should be read in conjunction with the accompanying notes INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_328

B. FERROVIAL SE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Income statement (Million euro)	Note		2025	2024	2023
Revenues	2.1		**9,627**	**9,148**	**8,515**
Materials consumed			1,124	1,115	1,047
Other operating expenses	2.2		5,199	4,931	4,878
Personnel expenses	2.3		1,847	1,760	1,599
Total operating expenses			**8,170**	**7,806**	**7,524**
Depreciation and amortization expenses			490	441	401
(Impairment) and gains/(losses) on disposals of non-current assets	2.4		210	2,208	35
Operating profit/(loss)			**1,177**	**3,109**	**625**
Net financial income/(expense) from financing			(348)	(339)	(328)
Profit/(loss) on derivatives and other net financial income/(expense)			(76)	(72)	(44)
Net financial income/(expense) from infrastructure projects			**(424)**	**(411)**	**(372)**
Net financial income/(expense) from financing			57	74	111
Profit/(loss) on derivatives and other net financial income/(expense)			2	611	77
Net financial income/(expense) from ex-infrastructure projects			**59**	**685**	**188**
Net financial income/(expense)	2.5		**(365)**	**274**	**(184)**
Share of profits of equity-accounted companies	2.6		258	238	215
Profit/(loss) before tax from continuing operations			**1,070**	**3,621**	**656**
Income tax benefit/(expense)	2.7		60	(145)	(42)
Profit/(loss) net of tax from continuing operations			**1,130**	**3,476**	**614**
Profit/(loss) net of tax from discontinued operations	2.8		20	14	16
Net profit/(loss)			**1,150**	**3,490**	**630**
Net (profit)/loss for the year attributed to non-controlling interests	2.9		(262)	(251)	(170)
Net profit/(loss) for the year attributed to the parent company			**888**	**3,239**	**460**
Net earnings per share attributed to the parent company (in euros)		Diluted	1.24	4.47	0.62
		Basic	1.24	4.47	0.62
Net earnings per share attributed to the parent company´s continuing operations (in euros)	2.10	Diluted	1.21	4.45	0.60
		Basic	1.21	4.45	0.60
Net earnings per share attributed to the parent company, discontinued operations (in euros)		Diluted	0.03	0.02	0.02
		Basic	0.03	0.02	0.02

The above income statements for the years 2025, 2024 and 2023, should be read in conjunction with the accompanying notes.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_329

C. FERROVIAL SE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Million euro)	Note	2025	2024	2023
a) Net profit/(loss)		**1,150**	**3,490**	**630**
Attributed to parent company		888	3,239	460
Attributed to non-controlling interests		262	251	170
b) Income and expense recognized directly in equity	5.1	**(702)**	**268**	**(119)**
Fully-consolidated companies		**(330)**	**189**	**(98)**
Impact on hedge reserves	5.5	(138)	104	20
Currency translation differences		(234)	82	(92)
Tax effect		42	3	(26)
Companies held for sale		**(5)**	**(1)**	**(5)**
Impact on hedge reserves		(5)	-	(6)
Currency translation differences		-	(1)	-
Tax effect		-	-	1
Equity-accounted companies		**(367)**	**80**	**(16)**
Impact on hedge reserves		20	27	12
Currency translation differences		(385)	58	(33)
Tax effect		(2)	(5)	5
c) Transfers to income statement	5.1	**93**	**(15)**	**8**
Fully-consolidated companies		**7**	**7**	**(3)**
Transfers to income statement	5.5	8	9	(4)
Tax effect		(1)	(2)	1
Companies held for sale		**86**	**(24)**	**11**
Transfers to income statement		87	(65)	13
Tax effect		(1)	41	(2)
Equity-accounted companies		**-**	**2**	**-**
Transfers to income statement		-	1	-
Tax effect		-	1	-
a)+ b)+ c) TOTAL COMPREHENSIVE INCOME		**541**	**3,743**	**519**
Attributed to the parent company		**472**	**3,382**	**388**
Continuing operations		452	3,368	372
Discontinued operations		20	14	16
Attributed to non-controlling interests		69	361	131

The above statements of comprehensive income for the years 2025, 2024 and 2023, should be read in conjunction with the accompanying notes.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_330

D. FERROVIAL SE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Million Euro)	Share capital	Share premium	Reserves related to Treasury shares	Other equity instruments	Measurement adjustments reserves	Retained earnings and other reserves	Attributed to shareholders	Attributed to non-controlling interest	Total Equity
Balance at 12.31.22	**145**	**-**	**(26)**	**508**	**(777)**	**4,263**	**4,113**	**2,240**	**6,353**
Merger impact	(138)	4,426	-	-	-	(4,288)	-	-	-
Consolidated profit/(loss) for the year 2023	-	-	-	-	-	460	460	170	630
Income and expense recognized directly in equity	-	-	-	-	(80)	-	(80)	(39)	(119)
Transfers to income statement	-	-	-	-	8	-	8	-	8
Total income and expenses recognized for the year	**-**	**-**	**-**	**-**	**(72)**	**460**	**388**	**131**	**519**
Cash dividend	-	(58)	-	-	-	(78)	(136)	-	(136)
Other dividends	-	-	-	-	-	-	-	(379)	(379)
Treasury share purchases	-	(52)	(52)	-	-	(10)	(114)	-	(114)
Cash dividend and treasury share purchases	**-**	**(110)**	**(52)**	**-**	**-**	**(88)**	**(250)**	**(379)**	**(629)**
Share capital increases/reductions	-	-	-	-	-	-	-	117	117
Share-based remuneration schemes	-	-	-	-	-	12	12	-	12
Other treasury share repurchases	-	-	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	16	16	2	18
Other transactions	**-**	**-**	**-**	**-**	**-**	**28**	**28**	**119**	**147**
Perpetual subordinated bond issuances (Note 5.1.1)	**-**	**-**	**-**	**(508)**	**-**	**(5)**	**(513)**	**-**	**(513)**
Scope changes	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**2**	**2**
Balance at 12.31.2023	**7**	**4,316**	**(78)**	**-**	**(849)**	**370**	**3,766**	**2,113**	**5,879**
Merger impact	-	-	-	-	-	-	-	-	-
Consolidated profit/(loss) for the year 2024	-	-	-	-	-	3,239	3,239	251	3,490
Income and expense recognized directly in equity	-	-	-	-	158	-	158	110	268
Transfers to income statement	-	-	-	-	(15)	-	(15)	-	(15)
Total income and expenses recognized for the year	**-**	**-**	**-**	**-**	**143**	**3,239**	**3,382**	**361**	**3,743**
Cash dividend	-	-	-	-	-	(130)	(130)	-	(130)
Other dividends	-	-	-	-	-	-	-	(446)	(446)
Treasury share purchases	-	-	-	-	-	(701)	(701)	-	(701)
Cash dividend and treasury share purchases	**-**	**-**	**-**	**-**	**-**	**(831)**	**(831)**	**(446)**	**(1,277)**
Share capital increases/reductions	-	-	-	-	-	-	-	22	22
Share-based remuneration schemes	-	-	-	-	-	13	13	-	13
Other treasury share repurchases	-	-	-	-	-	(272)	(272)	-	(272)
Other movements	-	-	-	-	-	17	17	(5)	12
Other transactions	**-**	**-**	**-**	**-**	**-**	**(242)**	**(242)**	**17**	**(225)**
Perpetual subordinated bond issuances (Note 5.1.1)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Scope changes	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Balance at 12.31.2024	**7**	**4,316**	**(78)**	**-**	**(706)**	**2,536**	**6,075**	**2,045**	**8,120**
Merger impact	–	–	–	–	–	–	-	-	-
Consolidated profit/(loss) for the year 2025	-	-	-	-	-	888	888	262	1,150
Income and expense recognized directly in equity	-	-	-	-	(509)	-	(509)	(193)	(702)
Transfers to income statement	-	-	-	-	93	-	93	-	93
Total income and expenses recognized for the year	**-**	**-**	**-**	**-**	**(416)**	**888**	**472**	**69**	**541**
Cash dividend	-	-	-	-	-	(156)	(156)	-	(156)
Other dividends	-	-	-	-	-	-	-	(368)	(368)
Treasury share purchases	-	-	-	-	-	(501)	(501)	-	(501)
Cash dividend and treasury share purchases	**-**	**-**	**-**	**-**	**-**	**(657)**	**(657)**	**(368)**	**(1,025)**
Share capital increases/reductions	-	-	-	-	-	-	-	6	6
Share-based remuneration schemes	-	-	-	-	-	15	15	-	15
Other treasury share repurchases	-	-	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	3	3	5	8
Other transactions	**-**	**-**	**-**	**-**	**-**	**18**	**18**	**11**	**29**
Perpetual subordinated bond issuances (Note 5.1.1)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Scope changes	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Balance at 12.31.2025	**7**	**4,316**	**(78)**	**-**	**(1,122)**	**2,785**	**5,908**	**1,757**	**7,665**

The above statements of changes in equity for the years 2025, 2024 and 2023, should be read in conjunction with the accompanying notes.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_331

E. FERROVIAL SE CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Million euro)	Note	2025	2024	2023
Net profit/(loss) attributable to parent company		**888**	**3,239**	**460**
Adjustments to profit/(loss)		569	(1,897)	531
Net profit/(loss) for the year attributed to non-controlling interests	2.9	262	251	170
Profit/(loss) net of tax from discontinued operations	2.8	(20)	(14)	(16)
Income tax / (expense)	2.7	(60)	145	42
Share of profits of equity-accounted companies	2.6	(258)	(238)	(215)
Net financial income/(expense)	2.5	365	(274)	184
Impairment and disposal of non-current assets	2.4	(210)	(2,208)	(35)
Non-current asset depreciation	3.4	490	441	401
Tax payments	2.7	(97)	(192)	(170)
Change in working capital (receivables, payables and other)	4.0	63	(220)	118
Dividends received classified as operating activities	3.5	502	363	324
Cash flows from operating activities		**1,926**	**1,293**	**1,263**
Investments in property, plant and equipment/intangible assets	3.4	(187)	(226)	(86)
Investments in infrastructure projects	3.3	(466)	(186)	(319)
Non-refundable grants		–	–	9
Investments in associates and non-current financial assets/acquisition of companies	3.5	(1,636)	(1,286)	(257)
Interest received	2.5	144	172	236
Investment in long-term restricted cash	3.6	96	257	(51)
Divestments/sale of companies	1.1.4	1,158	2,582	43
Cash flows from (used in) investing activities		**(891)**	**1,313**	**(425)**
Cash flows before financing activities		**1,035**	**2,606**	**838**
Capital cash flows from non-controlling interests		1	23	130
Cash dividend and treasury share purchases	5.1	(657)	(831)	(250)
Cash dividend		(156)	(130)	(136)
Treasury share purchases		(501)	(701)	(114)
Dividends paid to non-controlling interests of investees	5.1	(367)	(444)	(377)
Other treasury shares repurchase	5.1	–	(272)	–
Other movements in shareholders' funds	5.1	15	8	(506)
Interest paid	2.5	(455)	(464)	(432)
Lease payments	3.7	(121)	(104)	(87)
Proceeds from borrowings	5.2	1,055	150	964
Repayment of borrowings	5.2	(954)	(657)	(747)
Cash flows from (used in) financing activities		**(1,483)**	**(2,591)**	**(1,305)**
Effect of exchange rate on cash and cash equivalents		**(99)**	**59**	**160**
Change in cash and cash equivalents due to consolidation scope changes	1.1.3 & 1.1.4	**(10)**	**(35)**	**(34)**
Change in cash and cash equivalents	5.3	**(557)**	**39**	**(341)**
Cash and cash equivalents at beginning of year		4,828	4,789	5,130
Cash and cash equivalents at year end		4,271	4,828	4,789

The above cash-flow statements for the years 2025, 2024 and 2023, should be read in conjunction with the accompanying notes.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_332

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE BASIS OF PRESENTATION Basis of presentation The consolidated financial statements of Ferrovial SE and its subsidiaries and investees (hereinafter referred to as “Ferrovial”, the "Ferrovial Group", the "Group" or "FSE Group") have been prepared in accordance with the IFRS Accounting Standards as adopted by the European Union (‘EU’), and with Part 9 of Book 2 of the Dutch Civil Code. Accounting policies applied are explained in Note 1.3. The Group’s activities The four business lines, which constitute its reporting segments under IFRS 8, are the following: Construction, Highways, Airports and Energy. For the purpose of understanding these consolidated financial statements, it should be noted that part of the activity carried out by the Group’s business lines consists of the development of infrastructure projects, primarily in the Highways and Airports business lines, but also in the Construction and Energy business lines. In order to aid understanding of the Group’s financial performance, these consolidated financial statements separately disclose the impact of infrastructure projects in different lines of the financial statements (see Note 1.1.2). It should also be noted that the Group has relevant equity-accounted ownership interests in companies, mostly related to infrastructures assets (see Note 1.1.2). Main divestment and investment transactions in 2025 On January 28, 2025, having satisfied the applicable regulatory conditions, Ferrovial and Macquarie completed the sale of AGS' entire share capital (100%) for a price of GBP 900 million. Ferrovial’s net share of the proceeds was approximately GBP 450 million, resulting in a capital gain of EUR 272 million. On February 26, 2025, Ferrovial announced that a binding agreement had been reached with Ardian for the sale of its entire remaining stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c.GBP 455 million. Full completion of the divestment was finally achieved on July 3, 2025, having fulfilled the applicable regulatory conditions, which resulted in an additional result of EUR 27 million recognized through the consolidated income statement, mainly corresponding to the interest accrued since the announcement of the transaction. On June 6, 2025, Ferrovial completed the previously-announced acquisition of an additional 5.06% stake in 407 ETR for a total investment of CAD 1.99 billion (EUR 1.30 billion), increasing its total ownership of the 407 ETR from 43.23% to 48.29%. This investment continues to be accounted for under the equity method. On June 30, 2025, via its subsidiary Ferrovial Energy US, LLC., Ferrovial acquired all issued and outstanding membership interests in Milano Solar, LLC for USD 19 million, for the development, construction, financing, operation and maintenance of a 250 MW solar photovoltaic facility, located in Milam County, Texas, which is expected to operate for 40 years. Additionally, on July 29, 2025, Ferrovial, through its subsidiary Ferrovial Construcción,S.A., acquired 100% of the shares of Powernet I,S.L.U (Powernet), a company that focuses its business on telecommunication and network engineering activities. Going concern evaluation Note 1.2 analyses the Group's capacity to continue operating under the going concern principle, analyzing liquidity, future cash requirements and other external factors that could compromise this principle, concluding that no material uncertainties exist with respect to the Group’s ability to continue as a going concern. Judgments and estimates Ferrovial's main estimates when measuring its assets, liabilities, revenues, expenses and commitments are detailed in Note 1.3.4. Foreign exchange effect While the euro is Ferrovial’s functional currency, most of its activities are carried out in countries outside the eurozone. Note 1.4 analyses the impact on the consolidated financial statements of changes in the main currencies where the Group operated in 2025, 2024 and 2023.. INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_333

1.1. BASIS OF PRESENTATION, THE COMPANY’S ACTIVITIES AND CONSOLIDATION SCOPE 1.1.1. Basis of presentation These consolidated financial statements of Ferrovial SE have been approved by the Board of Directors on February 25, 2026, and have been prepared in accordance with IFRS Accounting Standards as adopted by the European Union (‘EU’). The Consolidated financial statements also comply with the financial reporting requirements included in Title 9 of Book 2 of the Dutch Civil Code. The consolidated financial statements include the consolidated statement of financial position, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flow and the accompanying notes (referred to collectively as the “Consolidated Financial Statements”). For presentation of the consolidated income statement, the Group uses a classification method based on the nature of expenses, as it is more representative of the format used by management for internal reporting purposes and aids to provide reliable information to investors. The Group’s presentation currency is the euro, which is also the parent company’s functional currency. Unless otherwise stated, amounts are presented in millions of euros. 1.1.2 The Group’s activities The Ferrovial Group comprises the parent company, Ferrovial SE, a European public limited company ("Societas Europaea"), incorporated in the Netherlands, and its subsidiaries and investees (hereinafter referred to as “Ferrovial”, the "Ferrovial Group", the "Group" or "FSE Group"), which are detailed in Appendix I. Its registered office is at Gustav Mahlerplein 61-63 Symphony Towers, 14th Floor 1082 MS, Amsterdam, the Netherlands,and has the Dutch Chamber of Commerce number KvK73422134 Through these companies, Ferrovial is engaged in the following four business lines, which constitute its reporting segments under IFRS 8: • Construction: Design and execution of all manner of public and private works, including most notably the construction of public infrastructures. • Highways: Development, financing and operation of highways. • Airports: Development, financing and operation of airports. • Energy: focuses on innovative solutions for the promotion, construction and operation of energy generation and transmission infrastructures. In January 2024 in order to boost the energy transition related business and develop new capabilities in this area more quickly and efficiently, Ferrovial approved a partial reorganization of the business pursuant to which the Energy Solutions Business line, which was part of the Construction Business line in 2023, and the Energy Infrastructures business line, which was part of the Energy Infrastructure and Mobility business in 2023, were merged. From this point onwards, the resulting business line is named the Energy Business line, and consequently, the comparable information related to segment reporting (Note 1.5) has been prepared accordingly. For the purpose of understanding these consolidated financial statements, it should be noted that part of the activity carried out by the Group’s business lines consists of the development of infrastructure projects, primarily in the highways and airports business lines, but also in the construction and energy businesses. In order to aid understanding the Group’s financial performance, these consolidated financial statements disclose the impact of projects of this nature separately in “fixed assets in infrastructure projects” within the non-current financial asset headings (distinguishing those to which the intangible asset model is applied from those to which the financial asset model is applied – Note 3.3) and, in particular, in the cash and cash equivalents and borrowing headings (Note 5.2). Following competitive bidding processes, these projects are conducted through long-term contracts entered into with public authorities (“the grantor”), which grant the right to build or upgrade, operate and maintain the infrastructure. The contract is awarded to a legal entity, the concessionaire entity, whose sole purpose is the performance of the project, in which the Group has an ownership interest. The concessionaire has to finance the construction or upgrade of the public infrastructure mainly with borrowings secured by future cash flows during the project’s term; As a result, these projects usually have cash restrictions established in the financing agreements to ensure repayment of the borrowings. The shareholders also make capital contributions. Borrowings are generally secured at inception of the service concession arrangement and have no recourse to the shareholder or, in some cases, recourse to the shareholders is limited to the guarantees issued. Once the construction or upgrade is complete, the concessionaire starts to operate and maintain the infrastructure, and in return, collects tolls or charges for the use of the infrastructure by the final users of the assets, or amounts paid by the grantor based on the availability for use of the related asset. These inflows allow the initial investment to be recovered. In most cases the construction and subsequent maintenance of the infrastructure is subcontracted by the concession operators to the Group’s Construction business line. From an accounting standpoint, most of these arrangements are within the scope of IFRIC 12. A list of the companies regarded as infrastructure project companies is included in Appendix I. It should also be noted that the Ferrovial Group has relevant interests in equity-accounted companies managing infrastructure assets, highlighting: the 48.29% ownership interest in 407 ETR, the concession operator of the 407 ETR highway in Toronto (Canada), the 49% indirect shareholding in the company JFK NTO LLC, the concession company of the New Terminal One at John F. Kennedy International Airport in New York; the 19.86% ownership interest in IRB Infrastructure Developers Limited, one of India's leading infrastructure companies, listed in Bombay, and the 23.99% ownership interest acquired in IRB Infrastructure Trust (Private InvIT), an associate of IRB Infrastructure Developers Limited (Note 1.2). Details of these companies are included in Note 3.5 on investments in associates. 1.1.3. Assets and liabilities held for sale and discontinued operations Assets and liabilities held for sale SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE INTEGRATED ANNUAL REPORT 2025 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_334

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES

At December 31, 2025 assets held for sale amounted to EUR 196 million and liabilities stood at EUR 128 million. These relate to energy assets, which are expected to be sold within 12 months.

At December 31, 2024 assets held for sale amounted to EUR 56 million and liabilities stood at EUR 24 million. These related to energy assets, together with the 50% stake in AGS Airports Holdings Limited (AGS), the parent company that owns the Aberdeen, Glasgow and Southampton Airports (Note 1.1.4).

The following table provides a breakdown by nature of assets and liabilities classified as held for sale as of December 2025 and December 2024, mainly related to energy assets, which are expected to be sold within 12 months:

(Million euro)	2025	2024
Goodwill	41	0
Intangible assets	28	9
Property, plant and equipment	76	39
Other non-current assets	25	4
Non-current assets	**170**	**52**
Short-term trade and other receivables	23	1
Cash and cash equivalents	3	1
Other current assets	0	2
Current assets	**26**	**4**
TOTAL assets classified as held for sale	**196**	**56**
Borrowings	16	17
Other non-current liabilities	11	4
Non-current liabilities	**27**	**21**
Borrowings	94	2
Other current liabilities	7	1
Current liabilities	**101**	**3**
TOTAL liabilities classified as held for sale	**128**	**24**

Discontinued operations

Profit from discontinued operations is related to earn-outs and other pending issues regarding the divestment of the various components of the Ferrovial Services business, which was completed in previous years. The impact on the income statements reached EUR 20 million, EUR 14 million and EUR 16 million in 2025, 2024 and 2023, respectively, and relates mainly to the indemnities and updated earn-outs associated with the disposal of the Services business in Spain and UK, as well as other adjustments related to the Amey business divestment in the United Kingdom (Note 2.8.).

1.1.4. Consolidation scope changes and other divestments of investees

There follows a description of the most significant movements in the consolidation scope in 2025, 2024 and 2023.

Airports

AGS Airports Holdings Limited (AGS) divestment

On November 13, 2024, Ferrovial announced that an agreement had been reached with Avialliance UK Limited for the sale of its entire stake in AGS (50%). As part of the same transaction, Macquarie also agreed to sell its entire stake (50%) in AGS to the same purchaser. The completion of this transaction was subject to obtaining the applicable regulatory approvals by year-end 2024, and the 50% ownership interest in AGS Airports Holdings Limited as of December 31, 2024 was therefore reclassified to held for sale. The ownership interest in this company remained valued at zero, due to the fact that losses generated in previous years brought equity attributable to Ferrovial below zero.

The Group granted subordinated loans to AGS totaling EUR 235 million. Following the agreement reached in November 2024, these loans were reclassified from long-term financial assets to short-term receivables in December 2024, since they were also included in the divestment transaction.

On January 28, 2025, having satisfied the applicable regulatory conditions, Ferrovial and Macquarie completed the sale of AGS' entire share capital (100%) for a price of GBP 900 million. Ferrovial's net share of the proceeds was GBP 452 million, resulting in a capital gain of EUR 272 million (Note 2.4).

Heathrow Airport Holdings divestment

Regarding the Heathrow Airport Holdings divestment, as disclosed in the December 31, 2024 Consolidated Financial Statements, on November 28, 2023, Ferrovial entered into a share purchase agreement with Ardian and the Public Investment Fund (PIF), pursuant to which Ferrovial agreed to sell its full stake (25% interest) in FGP Topco Limited.

On December 12, 2024, following satisfaction of applicable regulatory conditions, Ferrovial completed the sale of 19.75% of the share capital of FGP Topco Ltd., which is the direct shareholder of Heathrow Airports Holdings Limited (HAH), the owner of Heathrow Airport in London (UK), to Ardian and the Public Investment Fund (PIF), with a capital gain of EUR 2,023 million, reported in the income statement within the line item "Impairment and disposal of fixed assets" (Note 2.4) - the ownership interest in this company was valued at zero, due to the fact that losses generated in previous years brought equity attributable to Ferrovial below zero.

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As a result, Ferrovial held 5.25% stake, which was recognized as a non-current financial asset at fair value through profit or loss (Note 3.6.), once concluded that according to IAS28 p.5-6, Ferrovial would no longer exercise significant influence in FGP Topco Ltd., despite having the right to nominate a board member together with other shareholders, as the group would have no participation in the policy-making processes of the asset, neither participation in decisions related to dividend distributions. The fair value of the remaining stake was determined by referencing the selling price of the 19.75% stake divested in FGP Topco Ltd., generating an additional positive impact of EUR 547 million. On January 26, 2025, Ferrovial announced that a binding agreement had been reached with Ardian for the sale of its entire remaining stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c.GBP 455 million. Full completion of the divestment under the agreement was finally achieved on July 3, 2025, having fulfilled the applicable regulatory conditions, an additional result of EUR 27 million was recognized through the income statement, mainly corresponding to the interest accrued since the announcement of the transaction (EUR 28 million), reported as Other net financial income/(expense) through the consolidated income statement (Note 2.5) together with the translation differences and the hedging impact associated with these translation differences. Highways Acquisition of an additional 5.06% stake in 407 ETR from AtkinsRéalis On June 6, 2025, Ferrovial completed the previously-announced acquisition of an additional 5.06% stake in the Canadian highway company from affiliates of the AtkinsRéalis Group Inc. Ferrovial’s amounted to CAD 1.99 billion (EUR 1.3 billion), increasing its total ownership of the 407 ETR from 43.23% to 48.29% (see Note 3.5). As part of this acquisition, and in connection with the purchase price allocation exercise, the difference between the fair value of the 5.06% stake acquired and its carrying amount at the acquisition date (EUR 1.50 billion), was fully allocated as an intangible asset. The investment in 407 ETR continues to be accounted for under the equity method. Construction Acquisition of 100% of Powernet On July 29, 2025, Ferrovial, through its subsidiary Ferrovial Construcción,S.A., acquired 100% of the shares of Powernet I,S.L.U (Powernet), a company engaged in business on telecommunication and network engineering activities. The difference between the net fair value of the identifiable assets and liabilities of Powernet and its carrying amount at the date of acquisition (EUR 8 million) has been recognised as goodwill (note 3.1).. Energy Acquisition of Milano Solar, LLC On June 30, 2025, via its subsidiary Ferrovial Energy US, LLC., Ferrovial acquired all issued and outstanding membership interests in Milano Solar, LLC for USD 19 million, for the development, construction, financing, operation, and maintenance of a 250 MW solar photovoltaic facility, located in Milam County, Texas, which is expected to operate for 40 years. This transaction has been categorized as an acquisition of assets and liabilities, rather than a business combination, as the company did not have any staff or business activity. As part of the acquisition, the difference between the net fair value of the company’s identifiable assets and liabilities and its carrying amount at the date of acquisition, was fully allocated to the intangible assets associated with project development works. Other business Sale of the entire Ferrovial mining services business in Chile On June 27, 2025, Ferrovial completed the divestment of the services business in Chile to a Chilean company controlled by the partners of Scale Capital. The total consideration reached EUR 28.5 million, of which EUR 17.9 million relates to a vendor loan note payable by the buyer over a five-year period. Additionally, and as a result of the reorganization prior to the execution of the transaction, Ferrovial received EUR 13.2 million from the divested business as a capital reduction, so the total cash received in relation to this divestment reached EUR 23.8 million. The transaction generated a capital loss of EUR 14.1 million, mainly due to the recycling of translation differences through the income statement previously recognized under Other Comprehensive Income (EUR -20 million). 1.2. GOING CONCERN EVALUATION On December 31, 2025, our cash and cash equivalents of ex-infrastructure project companies reached EUR 4,070 million. Ferrovial also has additional liquidity lines available in the amount of EUR 900 million related to corporate debt, and EUR 108 million related to other borrowings balances at December 31, 2025. It should also be noted that the Group’s short-term assets and liabilities, including cash and debt, show a positive balance at end-December 31, 2025. Ferrovial believes that this strong cash position should be sufficient to comply with its future obligations. As in prior financial years, in order to conclude as to the Company’s capacity to continue as a going concern, the Group has analyzed future cash needs, focusing on the financial years 2026 and 2027, also including a pessimistic scenario with a series of stress assumptions regarding the Company's cash flow, most notably: • Reduction in ordinary dividends from infrastructure project companies in 2026 and 2027 ( 50% in the case of Highways and all dividends in the case of energy and airports) and extraordinary dividends in Highways if applicable. • Construction business cash flows for 2026 and 2027 reduction of 50% explained by worse working capital evolution and lower business profitability and no order book growth for Poland and USA in 2027. SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE INTEGRATED ANNUAL REPORT 2025 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_336

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- Elimination of the asset divestments expected for the period 2026-2027,

The conclusion drawn from the analysis demonstrates that, although the scenario would entail a deterioration of the Company's cash position, cash resources would continue to be sufficient to meet commitments. Therefore, based on the available information, no material uncertainties have been identified with respect to events or conditions that could raise significant doubts regarding the Group's capacity to continue operating under the going concern principle for the twelve months following the date these financial statements are signed.

1.3. ACCOUNTING POLICIES

1.3.1. New accounting standards

1.3.1.a) New standards, amendments and interpretations adopted by the European Union that must be first-time adopted in 2025

At December 31, 2025 none of the standards, interpretations or amendments described in following paragraph, that are applicable for the first time in the current year, have had an impact on the measurement, recognition or presentation of any items in the Group's financial statements:

Lack of exchangeability – Amendments to IAS 21

The amendments to IAS 21 specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments had no impact on the Group's financial statements since all the currencies used by the Group are exchangeable and spot changes are available.

1.3.1.b) New standards, amendments and interpretations mandatorily applicable in financial years after December 31, 2025

The new standards, amendments and interpretations approved by the IASB but not yet mandatorily applicable at December 31, 2025 that might have an effect on the Group are as follows:

Standard, interpretation or amendment	Date published in the EU Official	Date applicable in the EU	IASB applicable date
Amendment to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity.	July 1, 2025	January 1, 2026	January 1, 2026
Amendment to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments.	May 28, 2025	January 1, 2026	January 1, 2026
Annual Improvements Volume 11	July 10, 2025	January 1, 2026	January 1, 2026
IFRS 18: Presentation and Disclosure in Financial Statements	Pending	Pending	January 1, 2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	Pending	Pending	January 1, 2027
IAS 21: The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency	Pending	Pending	January 1, 2027

Although the Group is currently analyzing the impact of the above amendments, the preliminary analyses carried out to date do not indicate that first-time adoption will have a material impact on the Group's consolidated financial statements, although changes in the presentation of financial information resulting from IFRS 18 are expected.

1.3.2. Basis of consolidation

In 2025, 2024 and 2023 the reporting dates of the individual financial statements of all the companies included in the consolidation scope were either the same as, or were temporarily brought into line with, that of the parent company for a homogeneous presentation of the financial statements.

To determine the degree of control over each Group company (control, joint control or significant influence), the consistency between the ownership interest held and the voting rights controlled under each company's bylaws and shareholder agreements is reviewed.

For companies in which joint control is identified, the general basis of consolidation is the equity method. Besides the situations in which there are two venturers, each with a 50% ownership interest, certain cases require further analysis, particularly infrastructure projects in which Ferrovial has a significant ownership interest (less than or equal to 50%) and has the right to propose the Chief Executive Officer or other executives of the investee, while the remaining shareholders, primarily infrastructure funds, are represented directly on the Board of Directors.

In all these cases, it has been concluded that the projects in question should be equity-accounted, because Ferrovial does not have the right to appoint the majority of the Board Directors and the Board resolutions (including the appointment of the main executive positions) always require a simple or qualified majority, where Ferrovial does not itself have a casting vote in the event of a tie.

Notable cases in this regard are the ownership interests held in the companies that own the following Highways projects (the percentage interest held in each is shown in brackets): 407 ETR (48.29%), IRB Infrastructure Developers Ltd (19.86%) and IRB Private InvIT (23.99%), Slovakia (35%), Toowoomba (40%) and OSARs (50%), as well as the interest in JFK NTO (49%), which was incorporated into the Airports business line in 2022.

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Contracts that are undertaken through temporary consortia (JVs) or similar entities that meet IFRS 11 requirements to be classified as "joint operations" are proportionately consolidated.

It is considered that, in such joint operations, the shareholders have direct control over the assets, liabilities, income and expenses of these entities. In 2025, operations of this nature contributed to the consolidated Group's assets, profit/(loss) and revenue a total of EUR 1,278 million, EUR 138 million and EUR 1,610 million, respectively (EUR 1,057 million, EUR 157 million and EUR 1,581 million in 2024; and EUR 1,173 million to the consolidated Group's assets, EUR 36 million to profit/(loss) and EUR 1,401 million to revenue in 2023). Among the companies involved in construction projects, the most significant ones are those detailed in the table below:

PROJECT	ACTIVITY	COUNTRY	% SHARE	2025 REVENUE (EUR M)
HS2 Main works	Works on 80 km of the HS2 between Chilterns and Warwickshire, including 15 viaducts, 5 km of green tunnels, 22 km of road diversions, 67	UK	15 %	367
Ontario Transit Group Constructor GP	Design, build and finance Ontario Line Subway: Construction of a 6.7 km, seven-station rapid transit system.	Canada	50 %	298
Coffs Harbour Bypass	Design and Build contract for 14 km of road, three tunnels and a service road.	Australia	50 %	141
Metro Paris Ligne 3A JV	Metro Paris with 6.7 KM tunnel. The work includes building three stations and eight ancillary infrastructures.	France	50 %	78
Linha Circular, A.C.E.	Ferrovial will build a new circular metro line in Oporto, the Pink Line, which will be 3.1 kilometers long. The work on the Pink Line includes the construction of four new stations; and three ventilation shafts and the installation of the track and catenary.	Portugal	65 %	61
Sydney Metro West	Metro design and construction on an 11-kilometre stretch of twin railway tunnels between Sydney Olympic Park and The Bays, Australia.	Australia	50 %	56
TOTAL				**1,001**

A breakdown of the equity-accounted companies can be found in Note 3.5 and in Appendix I.

Intragroup balances and transactions are eliminated on consolidation. However, the transactions recognized in the consolidated income statement in relation to construction works undertaken by the construction business line for infrastructure project concession operators are not eliminated on consolidation, since it is considered that the Group performs work for the concession awarding entity or regulator in exchange for the right to operate the infrastructure under the terms pre-established by the granting entity or regulator.

The awarding entity or regulator thus controls the asset from inception and grants the above-mentioned right in exchange for the work performed and, therefore, the conclusion may be reached that, at the Group level, the work is performed for third parties. This approach is in line with IFRIC 12.

The non-elimination of these transactions had an impact of EUR 4 million on the income statement in 2025, after taxes and non-controlling interests (EUR -14 million and EUR -35 million in 2024 and 2023, respectively).

Finally, as regards transactions for the purchase or sale of an ownership interest that does not entail a change of control in the company in question, the non-controlling interest is measured at the proportional value of the net identifiable assets of the company acquired or sold. Changes in the parent's ownership interest in a subsidiary that do not give rise to a loss of control are equity transactions.

1.3.3. Accounting policies applied to each item in the consolidated statement of financial position and consolidated income statement

Set forth below is a breakdown reflecting only those accounting policies applied by the consolidated Group when preparing these consolidated financial statements that include an option permitted by IFRS or, as the case may be, on the basis of the specific nature of the industry in which it operates or of materiality.

1.3.3.1 Intangible assets and property, plant and equipment

- Following initial recognition, "Intangible assets" and "Property, plant and equipment" are measured at cost less accumulated depreciation and any impairment losses.
- The straight-line method is used to calculate the depreciation/amortization charge for the assets included under "Intangible assets", and "Property, plant and equipment", except in the case of certain machinery in the construction business, which is depreciated using the diminishing balance method, which results in a decreasing depreciation charge over the useful life.

The consolidated companies depreciate "Property, plant and equipment" over the following useful lives:

	YEARS OF USEFUL LIFE
Buildings and other structures	10-50
Machinery, installations and tooling	2-25
Furniture and fittings	2-15
Vehicles	3-20
Other fixed assets	2-20

1.3.3.2 Investments in infrastructure projects

This heading includes infrastructure investments made by the project companies within the scope of IFRIC 12 (mainly highways), where remuneration consists of an unconditional right to receive cash or other assets, or a right to charge fees for the use of the public infrastructure.

The assets acquired by the concession operator to provide the concession services that do not form part of the infrastructure (such as vehicles, furniture or computer hardware) are excluded from this heading because they do not revert to the concession awarding entity. These assets are recognized under "Property, plant and equipment" and are depreciated over their useful life using a financial method.

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IFRIC 12 Intangible asset model assets

All initial investments relating to the infrastructure that subsequently reverts to the awarding entity, including costs to fulfil the contract and borrowing costs capitalized during construction, are amortized on the basis of the applicable pattern of consumption in each case generally traffic forecasts in the case of highways, over the term of the concession.

Investments contractually agreed at concession inception on a final irrevocable basis that will be made at a later date during the concession term, provided they are not investments made to upgrade the infrastructure, are treated as initial investments. For investments of this kind, an asset and an initial liability are recognized for the present value of the future investment, applying a discount rate equal to the borrowing costs associated with the project to calculate present value. The asset is amortized based on the pattern of consumption over the entire term of the concession and the provision is updated to reflect interest expense until the investment is made.

Where a payment is made to the awarding entity to obtain the right to operate the concession, this amount is also amortized based on the pattern of consumption over the concession term.

A provision is recognized systematically for replacement investments over the period in which the related obligations accrue and must be fully funded by the time the replacement becomes operational. The provision is recognized based on the pattern of consumption over the period in which the obligation accrues using a financial method.

Infrastructure upgrade investments are those that increase the infrastructure's capacity to generate revenue or reduce its costs. In the case of investments that will be recovered over the concession term, since the upgrade investments increase the capacity of the infrastructure, they are treated as an extension of the right granted and, therefore, they are recognized in the balance sheet when they come into service. They are amortized as from the date on which they come into service based on the difference in the pattern of consumption arising from the increase in capacity.

However, if, on the basis of the terms and conditions of the concession, these investments will not be recovered by the possibility of obtaining increased revenue from the date on which they are made, a provision is recognized for the best estimate of the present value of the cash outflow required to settle the obligations related to the investment that will not be offset by the possibility of obtaining increased revenue from the date on which the investments are made. The balancing entry is an increase in the asset's acquisition cost.

In the event that only a part of the upgrade is expected to be recovered through an increase in future revenue, the general accounting treatment used for investments that will be recovered over the concession term will be applied. The main assumptions employed in relation to these arrangements relate to traffic and replacement investment estimates, which are updated each year by the technical departments.

Set out below is a breakdown of the main concession agreements in force to which the intangible asset model is applied for both highways and airports, showing the term, status and consolidation method:

Intangible asset model concessions:

CONCESSION OPERATOR	SEGMENT	COUNTRY	STATUS	START YEAR (*)	END YEAR	CONSOL. METHOD
407 International Inc.	Highways	Canada	Operation	1999	2098	Equity method
NTE Mobility Partners, LLC	Highways	USA	Operation	2014	2061	Full consolidation
NTE Mobility Partners Seg 3 LLC	Highways	USA	Operation	2018	2061	Full consolidation
LBJ Infr. Group LLC	Highways	USA	Operation	2014	2061	Full consolidation
I-66 Mobility Partners LLC	Highways	USA	Operation	2016	2066	Full consolidation
I-77 Mobility Partners LLC	Highways	USA	Operation	2019	2069	Full consolidation
IRB Infrastructure Developers Limited (**)	Highways	India	Operation/ Construction	-	-	Equity method
IRB Infrastructure Trust Limited (***)	Highways	India	Operation/ Construction	-	-	Equity method
Sociedad Concesionaria Anillo Vial S.A.C (****)	Highways	Peru	Construction	2024	2054	Equity method
Autopista Terrassa Manresa, S.A.	Highways	Spain	Operation	1989	2036	Full consolidation
Autovía de Aragón, S.A.	Highways	Spain	Operation	2007	2026	Full consolidation
Dalaman International Airport	Airports	Turkey	Operation	2022	2042	Full consolidation
JFK NTO LLC	Airports	USA	Construction	2022	2060	Equity method

(*) First year of the concession (if in service) or year construction began (if it is in the construction phase).

(**) IRB Infrastructure Developers Limited includes several Intangible and Financial asset model projects whose concession end date goes from 2030 to 2053.

(***) IRB Infrastructure Trust Limited includes several Intangible asset model projects whose concession end date runs from 2036 to 2053.

(****) Bifurcated model, therefore a financial asset and an intangible asset are recognized.

IFRIC 12 Financial asset model assets

This heading reflects service concession arrangements related to infrastructures in which the consideration consists of an unconditional contractual right to receive cash or another financial asset, either because the awarding entity guarantees payment of specific amounts or because it guarantees recovery of the shortfall between amounts received from public service users and the specified amounts. Therefore, these are concession agreements in which demand risk is borne in full by the awarding entity. In such cases, the amount due from the awarding entity is accounted for as a financial asset in the balance sheet.

To calculate the amount due from the grantor, the value of the construction, operation and/or maintenance services provided and the financial return in arrangements of this nature are taken into consideration.

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Revenue from the services (mainly construction and maintenance) provided in each period increases the amount of the related receivables with a balancing entry in sales. The financial return on the consideration for the services provided also increases the amount of the receivables with a balancing entry in sales. Amounts received from the grantor reduce the total receivable with a balancing entry in cash.

This financial return from such concessions is recognized as revenue, since it forms part of the concession activity and is accrued on a regular, periodic basis.

At December 31, 2025, 2024 and 2023, financial returns recognized as revenue amounted to EUR 10 million, EUR 9 million and EUR 10 million, respectively.

Also, the borrowing costs associated with the financing of concessions to which the financial asset model is applied amounted to EUR 7 million in 2025, EUR 6 million in 2024 and EUR 7 million in 2023.

The main concession contracts that apply the financial asset model mainly correspond to the Construction and Waste Treatment businesses (Thalia):

CONCESSION OPERATOR	COUNTRY	STATUS	START YEAR(*)	END YEAR	CONSO. METHOD
Concesionaria de Prisiones Lledoners	Spain	Operation	2008	2038	Full consolidation
Depusa Aragón, S.A.	Spain	Operation	2017	2037	Full consolidation
Wroclaw Budimex Car Park	Poland	Operation	2012	2042	Full consolidation
UK Waste Treatment (Thalia - Waterbeach plant)	UK	Operation	2008	2036	Full consolidation

(*) First year of operation (if the project is in operational status) or First year of concession/construction period (if the project is in the construction phase).

In addition, within the companies accounted for by the equity method, the following Highways concession contracts also apply the financial asset model:

CONCESSION OPERATOR	COUNTRY	STATUS	START YEAR (*)	END YEAR	CONSOL. METHOD
Nexus Infr. Unit Trust (Toowoomba)	Australia	Operation	2019	2043	Equity method
IRB Infrastructure Developers Limited (**)	India	Operation	-	-	Equity method
Sociedad Concesionaria Anillo Vial S.A.C (***)	Peru	Construction	2024	2054	Equity method
Ruta del Cacao S.A.S	Colombia	Construction	2015	2040	Equity method
Zero Bypass Ltd.	Slovakia	Operation	2016	2050	Equity method
Netflow OSARs Western	Australia	Operation	2017	2040	Equity method
Riverlinx, Ltd.	UK	Operation	2019	2050	Equity method

(*) First year of the concession (if in service) or year construction began (if it is in the construction phase).

(**) IRB Infrastructure Developers Limited includes several Intangible and Financial asset model projects whose concession end date goes from 2036 to 2053.

(***) Bifurcated model, therefore a financial asset and an intangible asset are recognized.

1.3.3.3 Other balance sheet and income statement items

Impairment and disposal of fixed and intangible assets

The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indicator exists, and if so, performs an impairment test. The asset's recoverable amount is compared with its carrying value (i.e. net of accumulated amortization/depreciation). A provision for impairment is recognized in the income statement if the recoverable amount is lower than the carrying value. The provision is reversed in future years if the recoverable amount exceeds the carrying value.

The Group also assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist.

The line "Impairment and disposal of fixed assets" primarily includes asset impairment and gains or losses on the purchase, sale and disposal of investments in Group companies and associates. When any such acquisitions or disposals of assets results in a takeover or loss of control, the capital gain related to the updating of the fair value in respect of the stake maintained is also recognized in this line item.

Leases

The Group applies a single recognition and measurement approach for all leases, except for short-term leases which, in line with the exception set forth in the IFRS 16 paragraph 5(a), are leases that have a term of less than twelve months and leases of low-value assets, which are treated as other operating expenses (Note 2.2). The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets (Note 3.7).

The Group recognizes right-of-use assets at lease inception (i.e., the date the underlying asset becomes available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term.

At the lease inception date, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

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Taxes Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year in which the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Deferred tax assets and liabilities are not offset in these financial statements, if Ferrovial's subsidiaries do not have a clear intention to settle current tax liabilities and assets on a net basis or to realize the assets and settle the liabilities simultaneously. Cash and cash equivalents of infrastructure project companies: Restricted cash (Note 5.2.1) This heading includes investments of the same type and maturity that are assigned to the financing of infrastructure projects, the availability of which is restricted under the financing contracts as security to cover certain obligations relating to the interest or principal on the borrowings and to infrastructure maintenance and operation. Fair value measurement When measuring derivatives, the credit risk of the parties to the agreement is taken into account. The impact of credit risk will be taken to the income statement unless the derivatives qualify as effective cash flow hedges, in which case the effect will be recognized in reserves. The Group uses appropriate measurement methods based on the circumstances and on the volume of inputs available for each item, attempting to maximize the use of relevant observable inputs and avoiding the use of unobservable inputs. According to IFRS 13, the Group establishes a fair value band that categorizes the inputs to measurement methods used to measure fair value into the following three levels: • Level 1: Quoted prices in active markets for identical assets or liabilities. • Level 2: Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly. • Level 3: Unobservable market inputs for the asset or liability. As explained in Note 5.5, Financial derivatives, all the Group’s financial derivatives are on Level 2 except the energy power purchase agreements, which qualify as financial derivatives and are on Level 3. Following the sale of a 19.75% stake in FGP Topco in December 2024, the remaining 5.25% interest (divested on July 3, 2025) was measured at fair value by reference to the transaction price of the disposed stake. As this price represented an observable input, the measurement was classified as Level 2 under IFRS 13. Financial instruments Impairment of financial assets Ferrovial applies IFRS 9 which is based on an expected loss model whereby the loss provision is calculated using the coming 12-month or lifetime expected losses for the financial instruments, depending on the significance of the related increase in risk. This model applies to all financial assets, including commercial assets contracted under IFRS 15, non-trade assets and receivables under the IFRIC 12 model. For this calculation, the Group has developed a method whereby certain rates are applied to financial asset balances that reflect expected credit losses based on the credit profile of the counterparty (the customer, in the case of trade and other receivables and the awarding entity for financial assets under IFRIC 12). These percentages reflect probability of default (receivables not being cashed) and loss in the event that default materializes. The assignment of ratings and rate trends is overseen by the financial risk department, which performs an update at each year-end based on credit risks. If during the analysis a significant increase in risk is identified with respect to that initially recognized, the expected loss is calculated considering lifetime probability of default. The Group applies the simplified approach to trade and other receivables. In order to calculate the expected credit loss, an average rating is obtained for customers by business and geographic area and is used to generate the rates to be applied to the balances, depending on whether the customer is a public or private entity and on its business sector (only in the case of private sector customers). Moreover, if the customer is declared insolvent, a claim is filed against it or it defaults on payment, a breach is deemed to have occurred and the entire trade receivable will be provisioned. To this end, the Group has defined the payment periods per type of customer that trigger a breach and thus the posting of a provision. In the case of receivables under the IFRIC 12 model (Note 3.3.2), the expected credit loss provision is calculated individually for each asset based on the awarding entity’s credit quality. If the credit risk has not increased significantly, the calculation will be made based on the same amount as the expected credit losses over the next 12 months. The risk is deemed not to have increased significantly if the awarding entity has a rating above investment grade and has maintained this level since initial recognition. Classification and measurement of financial assets Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_341

Under IFRS 9, the classification and measurement methods are based on two aspects: the characteristics of the contractual cash flows from the financial asset and the entity’s business approach to managing financial assets. This entails three potential measurement methods: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The Group’s financial assets are mainly assets held to maturity, the cash flows of which only comprise payments of principal and interest, so financial assets are carried at amortized cost. It should be noted that there is an option to report fair value changes in other comprehensive income from the outset in the case of equity instruments measured by default at fair value through profit or loss. This decision is irrevocable and must be made for each individual asset. Equity instruments classified as financial assets through profit or loss are presented as non-current assets, because (i) they are not expected to be realized within the company's normal operating cycle, (ii) they are not held primarily for trading purposes, and (iii) they are not expected to be realized within twelve months after the reporting period. Classification and measurement of financial liabilities Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, and derivative financial instruments. For purposes of subsequent measurement, financial liabilities are classified in two categories: financial liabilities at fair value through profit or loss and financial liabilities at amortized cost (loans and borrowings). Non-refundable grants related to assets Non-repayable capital grants are measured at the amount granted under “Deferred income” (Note 6.1) in the consolidated statement of financial position and are progressively released to the income statement in proportion to the depreciation charged during the year on the assets financed by the grants. From a cash flow standpoint, the investments made are presented separately from the non-refundable grants received during the year. Trade payables The heading “Trade payables” also includes the liability to pay for goods or services acquired from suppliers under reverse factoring arrangements with banks. These balances are classified as trade payables and the related payments as cash flows from operating activities in line with IAS 1, as they are part of the working capital used in the entity’s normal operating cycle. Payments are made to the banks on the same terms agreed with the suppliers and with no extensions beyond the due dates agreed with the suppliers, and there are no special guarantees securing the payments to be made. Provisions This heading includes provisions covering risks arising in the course of business (Note 6.3). The accounting treatment of each type of provision is as follows: i. Litigation provisions and taxes: These provisions are recognized and reversed against operating profit/(loss), against net financial income/ (expense) and/or against corporate income tax, depending on the nature of the tax for which the provision has been recognized (penalties, related interest, and/or contested tax assessments). ii. Provisions for replacements under IFRIC 12: These provisions are recognized and reversed against depreciation charged during the period in which the obligations accrue, until the replacement becomes operational. iii. Provisions for other long-term risks: They are recognized and reversed against changes to provisions in operating profit/(loss), as and when the landfill closure costs are incurred. iv. Trade provisions: These provisions are recognized and reversed against changes to provisions in operating profit/(loss). Share-based remuneration schemes Share-based remuneration schemes are measured at fair value at the grant date. The calculation discounts the expected shareholder distributions over the vesting period to the grant-date value of the shares, using a discount rate equivalent to the average cost of borrowings during the share award period. 1.3.3.4 Revenue recognition Ferrovial has a common revenue recognition policy adapted to IFRS 15 “Revenue from contracts with customers” so as to ensure a consistent approach across all lines of business. i) General revenue recognition approach The first step in the revenue recognition process involves identifying the relevant contracts and the performance obligations that they contain. A single performance obligation is generally identified in construction contracts due to the high degree of integration and customization of the various goods and services forming a combined output that is transferred to the customer over time. In general, performance obligations in Construction activities carried out by Ferrovial are satisfied over time rather than at a point in time, since the customer simultaneously receives and consumes the benefits of the Company’s work as the service is provided. SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE INTEGRATED ANNUAL REPORT 2025 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_342

As regards the approach to recognizing revenue over time (a way of measuring the progress of a performance obligation), Ferrovial has established certain criteria that are applied consistently to similar performance obligations. In this regard, the Group has chosen the output method as its preferred approach when measuring goods and services whose control is transferred to the customer over time. In contracts for goods and services that are different but closely interrelated when making a combined product, which often occurs under construction contracts, the applicable output method consists of measuring the work carried out based on the surveyed performance completed to date, in which the revenue recognized reflects the work units executed and the unit price. Under this method, the units completed under each contract are measured and the relevant output is recognized as revenue. Costs of works or services are recognized on an accrual basis, expensing amounts actually incurred (Note 1.3.3.4.iv on provisions for deferred expenses). For recurring and routine services (involving substantially the same services) such as maintenance, showing the same pattern over time and remuneration consisting of a recurring fixed amount over the contract term (e.g. monthly or annual payments), such that the customer benefits from the services as they are provided, the Group opted for the time-elapsed output method to recognize revenue. Under this method, revenue is recognized on a straight-line basis over the term of the contract and costs are recognized on an accrual basis. The costs-incurred input method only is applied to contracts that are not for recurring and routine services and for which the unit price of the units to be executed cannot be determined. Under this method, the Company recognizes revenue based on costs incurred as a percentage of the total costs forecast to complete the work, taking account of the expected profit margin for the whole project, based on the most recently updated budget. This method entails measuring the costs incurred as a result of the work completed to date as a proportion of the total costs forecast and recognizing them as revenue in proportion to the total revenues expected. As indicated above, this method only applies to lump-sum construction contracts in which it is not possible to break down the price and the measurement of units to be completed. Finally, as regards determining whether the Company acts as a principal or agent in relation to its contractual performance obligations, Ferrovial is the principal in construction contracts if it provides goods and services directly to the customer and transfers control of them without involving intermediaries. In the case of concession agreements in which Ferrovial both builds and operates the infrastructure, the construction company is the principal if it is ultimately responsible for fulfilling the contractual obligation to execute the work in accordance with the concession agreement specifications and therefore assumes the consequences in the event of a claim or delay. Revenues and results of those construction services are therefore recognized by the Construction business line. Conversely, the concession company acts as an agent in connection with the construction performance obligation and does not therefore recognize revenues or results in this regard. ii) Recognition of revenue from contract modifications, claims and disputes Modifications are understood as changes to the initial contract's scope of works that could result in a change to the contract revenues. Changes to the initial contract require the customer’s technical and financial approval prior to the issuance of billings and collection of the amounts relating to additional work. The Group generally does not recognize any revenue from such additional work until it has been approved by the customer. When the scope of work has been approved but the impact on revenue has yet to be valued, the “variable consideration” requirement (as explained below) will apply. This entails recognizing revenue in an amount that is highly unlikely to be reversed. Any costs associated with the units completed or services rendered will be recognized when they are incurred, regardless of whether or not the modification has been approved. A claim is a request for payment or compensation to the customer (e.g., compensation events, reimbursement of costs) subject to an application procedure directly to the customer. A dispute is the result of an incident of non- compliance or rejection after a claim has been made to the customer under the terms of the contract, the result of which is pending in a procedure being pursued directly with the customer or in court or arbitration proceedings. The general criterion followed by the Group is not to recognize revenue until a claim is approved or a dispute is resolved. In the event that the claim work is approved but the valuation is pending, the requirement mentioned below for the case of “variable consideration” in accordance with IFRS 15 is applied, recording the amount of revenue for which it is highly probable that there will not be a significant reversal. This treatment is also applied in exceptional cases where approval has not yet been granted if (i) there is a legal report justifying that the contract rights are clearly enforceable, (ii) as well as a technical report supporting the technical basis of the claim and (iii) approval from the business line’s CFO and General Counsel. In those cases in which a legal report confirms that the disputed rights are clearly enforceable and, therefore, at least the costs directly associated with the service relating to the dispute are recoverable, revenue may be recognized up to the maximum amount of the costs incurred. iii) Determination of the transaction price The transaction price must allocate a price to each performance obligation (or distinct good or service) in an amount that represents the consideration to which the entity expects to be entitled in exchange for the transfer of committed goods or services to the customer. To this end, the transaction price of each performance obligation identified in the contract is allocated as a separate selling price in relative terms. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_343

The best evidence of a separate selling price is the observable price of a good or service when the company sells that good or service separately in similar circumstances and to similar customers. Variable consideration If the consideration promised in a contract includes a variable amount, this amount is recognized only to the extent that it is highly probable that a significant reversal in the amount recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For example, it is stipulated that a bonus may only be recognized once a high percentage of completion of the contract has been reached. Financing component In general, when more than one year elapses between the date on which the good or service is delivered and the date on which the customer is expected to make payment, an implicit financing component is included when calculating the price of a performance obligation. This component is treated as financial income. Where a performance obligation relates to a period of less than one year between the date on which the company transfers a good and the date on which the customer makes payment, the practical expedient permitted by the accounting standard is applied to avoid adjusting the amount of the consideration. In cases in which there is a contractual or legal right to charge late-payment interest based on the contractually agreed terms, the late-payment interest is only recognized when it is highly probable that it will be effectively received. iv) Balance sheet items related to revenue recognition Completed work pending certification/work certified in advance Unlike revenue recognition, amounts billed to the customer are based on the various milestones reached under the contract and on acknowledgement thereof by the customer by means of a contractual document referred to as a progress billing certificate. Therefore, the amounts recognized as revenue for a given year do not necessarily match those billed to or certified by the customer. For contracts in which the revenue recognized exceeds the amount billed or certified, the difference is recognized in an asset account named “Completed work pending certification” (as a contract asset) under “Trade receivables for sales and services”, while for contracts in which the revenue recognized is lower than the amount billed or certified, the difference is recognized in a liability account named “Work certified in advance” (as a contract liability) under “Short-term trade and other payables”. Bidding and mobilization costs In addition to the balance sheet items described above, the Group also recognizes assets reflecting costs for obtaining contracts (bidding costs) and, costs incurred to fulfil or initiate contracts (mobilization costs) when they are directly related to the main contract, provided they are recoverable during the performance of the contract. For the bidding costs, these assets may arise in the following cases: • Award or preferred bidder designation: When the Group is awarded the contract or designated preferred bidder, the related costs are recognized in a separate asset account in the balance sheet under “Inventories” (Note 4.1). These amounts are amortized systematically as the goods and services related to the assets are transferred to the customer. • Client reimbursement (stipend): When the client reimburses part of the tender costs, revenue is recognized up to the reimbursable amount whenever a “work product” is delivered during the tender process, generating a contract asset until payment is received or due. If no work product is provided, costs are capitalized up to the reimbursable limit under “Inventories” (Note 4.1). Any costs that are necessary to start up a contract or mobilization costs are capitalized whenever it is probable that they will be recoverable in the future, excluding any expenses that would have been incurred if the contract had not been obtained. They are expensed based on the proportion of actual output to estimated output under each contract. Otherwise, they are taken directly to the income statement. v) Provisions for contracts with customers The main provisions relating to contracts with customers are provisions for deferred expenses and for budgeted losses. • Provisions for deferred expenses. They cover expenses that are expected to be incurred at contract close-out, such as for the removal of construction machinery or decommissioning, as well as estimated repairs to be carried out during the warranty period. These provisions reflect an existing obligation stipulated in the contract on the basis of which the company is likely to allocate resources to satisfy the obligation, the amount of which can be reliably estimated. The provisions are based on the best available information. They may be calculated as a percentage of the total revenue expected from the contract, if there is historical information for similar contracts. Warranty obligations included in this type of provisions are not treated as a separate performance obligation, unless the customer has the option of contracting the warranty separately, therefore they are recognized in accordance with IAS 37. These provisions are classified as current liabilities since they relate to the operating construction projects cycle, in line with IFRS 1. • Provisions for budgeted losses. These provisions are recognized when it becomes apparent that the total costs expected to fulfil a contract exceed expected contract revenues. For the purpose of determining, where appropriate, the amount of the provision, budgeted contract revenue will include the forecast revenue that is considered probable, in line with IAS 37 as well as incremental costs and those directly related to the contract. General costs are not directly attributable to a contract and are therefore excluded from the calculation unless they are explicitly passed on to the counterparty in accordance with the contract. This differs from the IFRS 15 approach described above in Note 1.3.3.4 “Revenue recognition”, according to which revenue is only recognized when considered highly probable. SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE INTEGRATED ANNUAL REPORT 2025 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_344

Should the total profit expected from a contract be lower than the amount recognized applying the above-mentioned revenue recognition approach, the difference is reflected as a negative margin provision. vi) Segment-specific revenue recognition approach Highways business The contracts included in this line of business are accounted for in accordance with IFRIC 12, which provides for the classification of contract assets on the basis of the intangible asset model and the financial asset model (mixed models could also be applied) (Note 1.3.3.2). In the case of contracts classified as intangible assets, the customer is the infrastructure user and therefore each use of the infrastructure by users is deemed a performance obligation and the revenue is recognized at a point in time. In the case of contracts accounted for using the financial asset model, in which the public administration is the customer, revenue recognition depends on the various services provided (e.g. operation or maintenance), which are recognized as separate performance obligations to which market prices must be allocated. Where a separate selling price is not directly observable, the best possible estimate is employed, applying the forecast business margin. As mentioned above in point 1.3.3.4.i, in the case of concession agreements in which Ferrovial both builds and operates the infrastructure, the construction company is the principal if it is ultimately responsible for fulfilling the contractual obligation to execute the work in accordance with the concession agreement specifications and therefore assumes the consequences in the event of a claim or delay. Airports business Generally speaking, these are short-term services rendered to the customer (airlines or airport users), in which revenues will be recognized at a point in time. It should be noted that JFK NTO LLC is acting as an agent in relation to the construction performance obligation. In this case, the design and construction services are the responsibility of a third-party company, contracted for this purpose by the former (such third party, the construction company). The conclusion that it was acting as an agent for the construction activity was reached after performing an assessment following the provisions of IFRS 15, especially considering paragraphs B35 and B37. Energy business In these contracts, Ferrovial typically undertakes the construction and operation of energy generation and transmission infrastructures. Generally, two performance obligations are identified: one for the construction and another for the operation of the infrastructure. The first performance obligation is fulfilled over time rather than at a single point, as the customer simultaneously receives and consumes the benefits of the Company's services as they are rendered. Regarding the method for recognizing revenue over time (a measure of the progress of a performance obligation), Ferrovial has established specific criteria that are consistently applied to similar performance obligations. The second encompasses a variety of services that are fundamentally similar and are transferred based on the same pattern. The monthly rate reflects the value of the services rendered. This performance obligation is transferred over time and revenues are recognized using the output method. 1.3.3.5 Non-current assets held for sale Non-current assets are carried as held for sale if it is considered that their carrying amount will be recovered when sold, rather than via continued use. This condition is only met when the sale is actively being worked on and is highly probable, and the asset is available for immediate sale in its current condition, and the sale is likely to be completed in the space of one year from the classification date. The period may be extended if the delay is caused by circumstances beyond the company's control and there is sufficient evidence of the commitment to the sales plan. The total for these assets is carried on one line at the lower of carrying amount and fair value less costs to sell. They are not depreciated as from the date of classification as held for sale. The profit/(loss) contributed by these assets to the Group’s consolidated profit/(loss) is recognized by nature in the income statement.An entity that is committed to a sale plan entailing the loss of control of a subsidiary will classify all that subsidiary's assets and liabilities as held for sale when the requirements indicated in the previous paragraph are met, irrespective of whether or not the entity retains a non-controlling interest in its former subsidiary following the sale. 1.3.4. Accounting estimates and judgments These financial statements are prepared in accordance with IFRS as adopted by the European Union, which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amount of income and expenses recognized. The estimates and associated assumptions are based on management’s best judgment of aspects that are known when the financial statements are prepared, on historical experience and on any other factor that is deemed to be relevant. The estimation of items for which there is a risk that differences could arise in the future in respect of the carrying amounts of assets and liabilities, involves significant analysis and requires management to make judgments when determining the assumptions, as discussed in the following paragraphs: i) Revenue from long-term construction contracts with customers (Note 1.3.3.4), particularly as regards to: • Application of the output method to recognize revenue over time, measuring the work carried out or surveying performance completed to date, in which the revenue recognized reflects the work units executed. Under this method, the units completed in each contract are the basis used to recognize revenue. Those units are calculated by each project team based on the technical progress made up to the financial statements date. The revenue recognized reflects the work units executed valued applying the unit price established in the contract. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_345

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
INTEGRATED ANNUAL REPORT 2025

- Application of the input method to recognize revenue over time from contracts to which the output method cannot be applied, estimating the total costs forecast to complete the work, using most recent budgets approved for each project by the relevant members of management, and making assumptions of future prices of materials and subcontractors' work. Prices included in future materials supply arrangements and subcontractors' contracts are used. In case no supply contracts are in place, materials or subcontractors' costs are calculated based on market evidence or supply arrangements recently signed for other contracts.
- Provisions for deferred expenses: Management bases its calculations on past experience and bears in mind the different countries and contract requirements.
- Provisions for contractual losses: When the estimated costs to complete a construction project exceed the transaction price, the Company recognizes a provision for the indicated loss.
- Recognition of revenue for variable consideration, for a modification, for a claim or for a dispute. In this regard, management bases its calculation on the specific clauses included in each contract and also considers past experience in other contracts. Management needs to make assumptions regarding the amount of incurred costs that will give rise to these additional sources of revenue and whether those costs meet the conditions for variable consideration, modifications, claims or disputes arising in connection with the contract.

ii) Highways and Airports financial information under IFRIC-12 (Note 3.3 on Investments in infrastructure projects; Note 6.3 on Provisions) and related impairment testing (Note 3.1. on goodwill and acquisitions and Note 3.5 Investment in Associates) performed based on a discounted cash flow model, which involves management assumptions, mainly related to:

- Future traffic volumes (vehicles and passengers for highways and airports, respectively): for concessions already in operation, traffic estimates are built on actual traffic and growth patterns using macroeconomic data, external studies in certain cases and any other information and plans that may impact future traffic. For concessions under construction, external projections (e.g. airport traffic forecast by international agencies) and research (e.g. impact of e-commerce on heavy vehicles traffic or home working habits on the use of private vehicles for highways) are used.
- Pricing: specific pricing arrangements included in concession contracts are considered. Where the arrangements do not include a fixed price, internal estimates of the elasticity of demand regarding prices and other related inputs are used.
- Future operating expenses: Estimates of future prices of materials, subcontractors and other costs required to operate the concessions are based on historical experience, estimating price index growth and considering related requirements established in the concession agreements.
- Discount rates: Management calculates weighted average cost of capital based on external information sourced from bank reports and converts it into a pre-tax discount rate for impairment test purposes.

Climate-related risks faced by the Group may affect infrastructure and global mobility in the area. The potential impacts of these climate-related factors are reflected in the Company's estimated future traffic volumes. Based on the assessment performed, these risks are not considered material.

iii) Equity method applicable to the following ownership interests:

- On June 6, 2025, Ferrovial acquired an additional 5.06% of 407 ETR for CAD 1.99 billion (EUR 1.30 billion), increasing its ownership to 48.29%. The difference between the fair value and carrying amount (EUR 1.5 billion) was allocated to intangible assets. The investment continues to be accounted for using the equity method.
- For the IRB Infrastructure Trust (Private InvIT) stake (23.99%) acquired in June 2024, management considers Ferrovial has significant influence and therefore this stake is equity method accounted.
- The sale of 100% of the economic rights and 49% of the voting rights of Umbrella Roads BV in October 2024, resulted in the loss of control and significant influence, leading to the recognition of a capital gain of EUR 19 million.
- Finally, following the completion in December 2024 of the sale of 19.75% of the share capital of FGP Topco (direct shareholder of Heathrow Airports Holdings Limited), in which Ferrovial had a 25% stake that was equity consolidated, the remaining 5.25% stake in FGP Topco was classified as a financial asset measured at fair value through profit or loss, as Ferrovial did not have significant influence over this entity. The fair value was determined by reference to the selling price of the 19.75% stake sold in FGP Topco.

1.3.5. Disclosures

It should also be noted that information or disclosures that need not to be included on the basis of qualitative significance have been omitted from these consolidated financial statements due to being immaterial under the IFRS Conceptual Framework.

1.4. EXCHANGE RATE

As indicated previously, Ferrovial does business outside the eurozone through various subsidiaries. The exchange rates used to translate their financial statements for Group consolidation purposes are as follows:

For balance sheet items, the exchange rates used at December 31, 2025 and for the comparative period at December 31, 2024 were as follows:

Closing exchange rate	2025	2024	Change 25/24 (*)
Pound sterling	0.87243	0.82667	5.54 %
US dollar	1.17360	1.03490	13.40 %
Canadian dollar	1.60998	1.48912	8.12 %
Australian dollar	1.75903	1.67318	5.13 %
Polish zloty	4.21940	4.27820	(1.37)%
Chilean peso	1,057.420	1,031.520	2.51 %
Indian rupee	105.49190	89.20050	18.26 %

(*) A negative change represents an appreciation of the reference currency against the euro and vice versa.

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES

For items in the income statement and cash flow statement (cumulative average rates at December 2025, December 2024 and December 2023):

Average exchange rate	2025	2024	2023	Change 25/24 (*)	Change 24/23 (*)
Pound sterling	0.85688	0.84653	0.86961	1.22%	(2.65)%
US dollar	1.13073	1.08180	1.08147	4.52%	0.03%
Canadian dollar	1.57871	1.48193	1.45920	6.53%	1.56%
Australian dollar	1.75238	1.64031	1.62876	6.83%	0.71%
Polish zloty	4.23942	4.30523	4.54119	(1.53)%	(5.20)%
Chilean peso	1,074.758	1,021.13203	908.75223	5.25%	12.37%
Indian rupee	98.59834	90.53760	89.31345	8.90%	1.37%

(*) A negative change represents an appreciation of the reference currency against the euro and vice versa.

The impact recorded in equity attributable to the parent company for currency translation differences was EUR -434 million in 2025 (EUR 33 million in 2024), relating primarily to the depreciation of the Indian Rupee (EUR -159 million), derived from the investments in IRB Infrastructure Developers Limited (IRB) and IRB Infrastructure Trust (Private InvIT) described in Note 3.5., and also due to the depreciation of the US dollar (EUR -188 million) and Canadian dollar (EUR -84 million). These translation differences are presented net of the effect of foreign currency hedging instruments arranged by the Group (see Note 5.5), fundamentally related to US and Canadian dollar, reaching EUR 2,955 million of notional value. The depreciation of these currencies has impacted the evolution of the Group's main assets and liabilities during the year (see Note 5.4).

1.5. SEGMENT REPORTING

For management purposes, the Group is organized into business units based on its activities and services and has four reportable segments, as follows (Note 1.1.2):

- Construction, which undertakes the design and build of all sorts of public and private works, including most notably the construction of public infrastructures.
- Highways, which carries out the development, financing and operation of highways.
- Airports, which is engaged in developing, financing and operating airports.
- Energy, which focuses on innovative solutions for the promotion, construction and operation of energy generation and transmission infrastructures.

No operating segments have been aggregated to form the above reportable operating segments.

The global Chief Executive Officer is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions on resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. Furthermore, information reported to the market is also broken down into the above four segments.

The income statement is shown below by segment for 2025, 2024 and 2023. The "Other" column includes the income and/or expenses of companies not assigned to any of the business segments, including most notably the parent company Ferrovial SE and its other businesses, such as the waste treatment plants in UK, the mining services in Chile (divested in June 2025) and the new activity started by the group in 2024 related to the development of data centers called Digital Infrastructure. The "Adjustments" column reflects inter-segment consolidation eliminations.

As can be seen in the following tables, Construction and Highways revenues account for more than 10% of the Group's consolidated revenue (IFRS8 p.13). The Airports segment is also a significant area of activity for Ferrovial, as well as the Energy segment, a relatively new business area where the Group has future growth plans in place, and therefore, they are both disclosed as reporting segments. The CEO assesses its performance separately based on an income statement measured consistently with profit or loss in the consolidated financial statements and with a similar presentation.

Income statement by business segment 2025, 2024 and 2023 (Million euro).

(Millions of euros)	Construction	Highways	Airports	Energy	Other	Adjustments	Total 2025
Revenues	**7,653**	**1,374**	**111**	**339**	**460**	**(310)**	**9,627**
Total operating expenses	7,142	385	75	336	537	(305)	8,170
Depreciation and amortization expenses	160	270	22	15	23	–	490
(Impairment) and gains/(losses) on disposals of non-current assets	6	–	270	(7)	(59)	–	210
Operating profit/(loss)	**357**	**719**	**284**	**(19)**	**(159)**	**(5)**	**1,177**
Profit/(loss) on derivatives and other net financial income/(expense)	(52)	(57)	30	(4)	9	–	(74)
Net financial income/(expense) from financing	126	(234)	69	(15)	(237)	–	(291)
Net financial income/(expense)	**74**	**(291)**	**99**	**(19)**	**(228)**	**–**	**(365)**
Share of profits of equity-accounted companies	–	247	11	–	–	–	258
Profit/(loss) before tax from continuing operations	**431**	**675**	**394**	**(38)**	**(387)**	**(5)**	**1,070**
Income tax benefit/(expense)	(99)	(65)	(92)	–	316	–	60
Profit/(loss) net of tax from continuing operations	**332**	**610**	**302**	**(38)**	**(71)**	**(5)**	**1,130**
Profit/(loss) net of tax from discontinued operations	–	–	–	–	20	–	20
Net profit/(loss)	**332**	**610**	**302**	**(38)**	**(51)**	**(5)**	**1,150**
Net (profit)/loss for the year attributed to non-controlling interests	(91)	(177)	5	1	–	–	(262)
Net profit/(loss) for the year attributed to the parent company	**241**	**433**	**307**	**(37)**	**(51)**	**(5)**	**888**

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(Millions of euros)	Construction	Highways	Airports	Energy	Other	Adjustments	Total 2024
Revenues	**7,236**	**1,256**	**91**	**270**	**519**	**(224)**	**9,148**
Total operating expenses	6,806	338	65	268	551	(222)	7,806
Depreciation and amortization expenses	146	232	22	13	28	–	441
(Impairment) and gains/(losses) on disposals of non-current assets	–	151	2,025	–	32	–	2,208
Operating profit/(loss)	**284**	**837**	**2,029**	**(11)**	**(28)**	**(2)**	**3,109**
Profit/(loss) on derivatives and other net financial income/(expense)	(34)	(75)	627	–	24	(3)	539
Net financial income/(expense) from financing	150	(215)	(2)	(8)	(193)	3	(265)
Net financial income/(expense)	**116**	**(290)**	**625**	**(8)**	**(169)**	**–**	**274**
Share of profits of equity-accounted companies	–	226	8	–	4	–	238
Profit/(loss) before tax from continuing operations	**400**	**773**	**2,662**	**(19)**	**(193)**	**(2)**	**3,621**
Income tax benefit/(expense)	(142)	(110)	3	5	99	–	(145)
Profit/(loss) net of tax from continuing operations	**258**	**663**	**2,665**	**(14)**	**(94)**	**(2)**	**3,476**
Profit/(loss) net of tax from discontinued operations	–	–	–	–	14	–	14
Net profit/(loss)	**258**	**663**	**2,665**	**(14)**	**(80)**	**(2)**	**3,490**
Net (profit)/loss for the year attributed to non-controlling interests	(68)	(160)	(23)	–	–	–	(251)
Net profit/(loss) for the year attributed to the parent company	**190**	**503**	**2,642**	**(14)**	**(80)**	**(2)**	**3,239**

	Construction	Highways	Airports	Energy	Other	Adjustments	Total 2023
Revenues	**6,870**	**1,085**	**80**	**207**	**506**	**(233)**	**8,515**
Total operating expenses	6,659	286	58	206	548	(233)	7,524
Depreciation and amortization expenses	134	213	20	9	26	(1)	401
(Impairment) and gains/(losses) on disposals of non-current assets	–	38	–	–	(2)	(1)	35
Operating profit/(loss)	**77**	**624**	**2**	**(8)**	**(70)**	**–**	**625**
Profit/(loss) on derivatives and other net financial income/(expense)	(28)	5	(12)	(1)	71	(2)	33
Net financial income/(expense) from financing	117	(224)	3	–	(114)	1	(217)
Net financial income/(expense)	**89**	**(219)**	**(9)**	**(1)**	**(43)**	**(1)**	**(184)**
Share of profits of equity-accounted companies	–	198	11	(1)	7	–	215
Profit/(loss) before tax from continuing operations	**166**	**603**	**4**	**(10)**	**(106)**	**(1)**	**656**
Income tax benefit/(expense)	(61)	(55)	(20)	2	91	1	(42)
Profit/(loss) net of tax from continuing operations	**105**	**548**	**(16)**	**(8)**	**(15)**	**–**	**614**
Profit/(loss) net of tax from discontinued operations	–	–	–	–	16	–	16
Net profit/(loss)	**105**	**548**	**(16)**	**(8)**	**1**	**–**	**630**
Net (profit)/loss for the year attributed to non-controlling interests	(51)	(126)	7	–	–	–	(170)
Net profit/(loss) for the year attributed to the parent company	**54**	**422**	**(9)**	**(8)**	**1**	**–**	**460**

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_348

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 This section comprises the notes relating to profit/(loss) for the years ended December 31, 2025, 2024 and 2023. For the year ended December 31, 2025: Net profit for the year reached EUR 888 million on the back of the positive one-off impacts related to the divestment transactions executed during the year, as mentioned in Note 1.1.4, highlighting the positive impact of the 50% stake in AGS (EUR 272 million). Excluding these one-off effects, the positive operating performance compared to the previous year on the back of higher revenues and EBIT in the Construction and Highways is also worth mentioning. For the year ended December 31, 2024: Net profit for the year reached EUR 3,239 million on the back of the positive one-off impacts related to the divestment transactions executed during the year, as mentioned in Note 1.1.4, highlighting the positive impact of the 19.75% stake in Heathrow Airports Holdings (EUR 2.570 million), the 5% stake in IRB Infrastructure Developers (EUR 116 million) and the 24% stake in Grupo Serveo (EUR 32 million). Excluding this one- off effect, it also worth mentioning the net income improvement compared to the previous year on the back of the positive operational performance in Highways business in the US and Canada due to higher traffic and toll rates, as well as the Construction Division’s results. For the year ended December 31, 2023: Net profit for the year reached EUR 341 million thanks to traffic and revenue per transaction growth in the Highways business in the US, as well as by the Construction business’ results, particularly the contributions from the businesses in Spain and Poland (Budimex). Also noteworthy is the sale of the Azores highway in Portugal (EUR 41 million) and the positive impact of financial derivatives (EUR 43 million), highlighting the impact of equity swaps due to the positive performance of the Company's shares and the positive variation in Autema highway’s interest rate swaps. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_349

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

INTEGRATED ANNUAL REPORT 2025

NOTES ON PROFIT/(LOSS) FROM CONTINUING OPERATIONS

2.1. REVENUES

The Group's revenue for the year ended December 31, 2025, and for the years ended December 31, 2024 and 2023 reached EUR 9,627 million, EUR 9,148 and EUR 8,515 million, respectively.

The Group's revenue from contracts with customers, as interpreted by IFRS 15, amounted to EUR 9,516 million, EUR 9,024 million and EUR 8,339 million, respectively (Note 4.4), for the years ended December 31, 2025, 2024 and 2023.

Revenue also includes financial income from services provided by the concession operators that apply the financial asset model, totaling EUR 10 million, EUR 9 million and EUR 10 million in 2025, 2024 and 2023, respectively.

Set out below is a breakdown of revenue by segment and comparative figures for 2025, 2024 and 2023:

For the year ended December 31, 2025:

(Million euro)	External sales	Inter-segment sales	Total	Var. %
Construction	7,368	285	7,653	6 %
Highways	1,373	1	1,374	9 %
Airports	111	-	111	22 %
Energy	337	2	339	26 %
Other activities (*)	259	201	460	(11)%
Adjustments	-	(310)	(310)	38 %
Total	**9,450**	**177**	**9,627**	**5 %**

(*) Inter-segment sales of Other activities, relate mainly to support services provided by the Corporation to the rest of the Group's businesses, which are eliminated in the consolidation process..

For the year ended December 31, 2024:

(Million euro)	External sales	Inter-segment sales	Total	Var. %
Construction	6,921	315	7,236	5 %
Highways	1,246	10	1,256	16 %
Airports	82	9	91	14 %
Energy	268	2	270	30 %
Other activities (*)	347	172	519	3 %
Adjustments	-	(224)	(224)	(4)%
Total	**8,865**	**283**	**9,148**	**7 %**

(*) Inter-segment sales of Other activities, relate mainly to support services provided by the Corporation to the rest of the Group's businesses, which are eliminated in the consolidation process.

For the year ended December 31, 2023:

(Million euro)	External sales	Inter-segment sales	Total
Construction	6,381	489	6,870
Highways	1,084	1	1,085
Airports	80	-	80
Energy	207	-	207
Other activities (*)	350	156	506
Adjustments	-	(233)	(233)
Total	**8,102**	**413**	**8,515**

(*) Inter-segment sales of Other activities, relate mainly to support services provided by the Corporation to the rest of the Group's businesses, which are eliminated in the consolidation process..

Inter-segment sales reached EUR 177 million for the period ended December 31, 2025, and are mainly related to works completed by the Construction business for the infrastructure concession operators (Note 1.3.2 and Note 6.8).

The breakdown of sales by geographic area is as follows:

(Million euro)	2025	2024	Var. 25/24	2023	Var. 24/23
USA	3,485	3,271	214	2,879	392
Poland	2,228	2,119	109	2,160	(41)
Spain	1,891	1,584	307	1,476	108
UK	804	809	(5)	771	38
Canada	371	246	125	161	85
Other	848	1,119	(271)	1,068	51
TOTAL	**9,627**	**9,148**	**479**	**8,515**	**633**

The Ferrovial Group's sales in its five main markets accounted for 91% of total sales in 2025 (88% in 2024 and 87% in 2023).

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_350

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

2.2. OTHER OPERATING EXPENSES

Set out below is a breakdown of other operating expenses:

(Million euro)	2025	2024	Var. 25/24	2023	Var. 24/23
Subcontracted work	3,772	3,550	222	3,337	213
Leases	296	257	39	251	6
Repairs and maintenance	85	75	10	82	(7)
Independent professional services	495	454	41	485	(31)
Changes in provisions for liabilities (Note 6.3)	10	(36)	46	53	(89)
Other operating expenses	541	631	(90)	670	(39)
Total other operating expenses	**5,199**	**4,931**	**268**	**4,878**	**53**

2.3. PERSONNEL EXPENSES

Set out below is a breakdown of personnel expenses:

(Million euro)	2025	2024	Var.25/24	2023	Var.24/23
Wages and salaries	1,540	1,468	72	1,350	118
Social security contributions	221	375	-154	179	196
Pension plan contributions	19	18	1	15	3
Share-based payments	14	13	1	11	2
Other welfare expenses	53	-114	166	43	(157)
TOTAL	**1,847**	**1,760**	**87**	**1,599**	**162**

The trend in the number of employees at December 31, 2025, 2024 and 2023, by professional category and gender is as follows

At December 31, 2025:

				12.31.2025
CATEGORY	**MEN**	**WOMEN**	**TOTAL**	**VAR 25/24**
Executive directors	2	–	2	– %
Senior managers	11	3	14	(13)%
Executives	2,964	825	3,789	4 %
Managers/Professionals/Supervisors	4,316	2,384	6,700	3 %
Administrative/Support personnel	538	682	1,220	(16)%
Manual workers	10,394	490	10,884	(22)%
Total	**18,225**	**4,384**	**22,609**	**(11)%**

At December 31, 2024:

				12.31.2024
CATEGORY	**MEN**	**WOMEN**	**TOTAL**	**VAR 24/23**
Executive directors	2	–	2	– %
Senior managers	12	4	16	23 %
Executives	2,900	757	3,657	4 %
Managers/Professionals/Supervisors	4,236	2,270	6,506	4 %
Administrative/Support personnel	680	772	1,452	1 %
Manual workers	13,160	708	13,868	2 %
Total	**20,990**	**4,511**	**25,501**	**3 %**

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_351

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

INTEGRATED ANNUAL REPORT 2025

At December 31, 2023:

			12.31.2023
CATEGORY	MEN	WOMEN	TOTAL
Executive directors	2	–	2
Senior managers	11	2	13
Executives	2,819	703	3,522
Managers/Professionals/Supervisors	4,145	2,132	6,277
Administrative/Support personnel	670	766	1,436
Manual workers	12,910	639	13,549
Total	**20,558**	**4,241**	**24,799**

The decrease in the workforce compared to last year is mainly due to the sale of the entire Ferrovial mining services business in Chile (Note 1.4.4).

At December 31, 2025, 2024 and 2023, there were 172, 175 and 121 employees, respectively, with a disability rating of 33% or more, accounting for 1%, 1.0% and 0.5% of the total workforce at the end of each period.

The average workforce by business line for the three periods is as follows:

				12.31.2025
BUSINESS	**MEN**	**WOMEN**	**TOTAL**	**VAR 25/24**
Construction	14,498	3,394	17,891	(2)%
Highways	480	187	667	(18)%
Airports	195	49	244	(2)%
Energy	1,502	228	1,730	4 %
Other	707	364	1,071	(78)%
Total	**17,382**	**4,221**	**21,603**	**(16)%**

				12.31.2024
BUSINESS	**MEN**	**WOMEN**	**TOTAL**	**VAR 24/23**
Construction	14,944	3,355	18,299	(6)%
Highways	588	227	815	(11)%
Airports	201	46	248	5 %
Energy	1,460	201	1,661	2296 %
Other	4,140	694	4,834	7 %
Total	**21,333**	**4,523**	**25,857**	**3 %**

			12.31.2023
BUSINESS	**MEN**	**WOMEN**	**TOTAL**
Construction	16,067	3,345	19,412
Highways	678	233	911
Airports	195	42	237
Energy	48	21	69
Other	3,866	670	4,536
Total	**20,855**	**4,311**	**25,166**

The decrease in the average workforce compared to last year is mainly due to the sale of the entire Ferrovial mining services business in Chile. (See Note 1.4.4)

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_352

2.4. IMPAIRMENTS AND DISPOSALS There follows a breakdown of the main gains and losses due to impairment and disposals for the corresponding periods. 2025 (Million euro) Impact on profit/(loss) before tax Impact on profit/(loss) after tax AGS Sale 272 272 Capital gains and disposals 272 272 Chilean Mining Services (14) (14) Energy assets (7) (7) Other (41) (41) Impairment gains/(losses) (62) (62) TOTAL IMPAIRMENT AND DISPOSALS 210 210 2024 (Million euro) Impact on profit/(loss) before tax Impact on profit/(loss) after tax 19,75% HAH Sale 2,023 2,023 5% IRB Sale 132 116 Serveo Sale 33 32 Equity-accounted availability Highways assets 19 19 Vertiports sale 2 2 Capital gains and disposals 2,209 2,192 Impairment gains/(losses) (1) (1) TOTAL IMPAIRMENT AND DISPOSALS 2,208 2,191 2023 (Million euro) Impact on profit/(loss) before tax Impact on profit/(loss) after tax Azores sale 39 41 Capital gains and disposals 39 41 Aravia (2) (2) Zity Sale (2) (2) Impairment gains/(losses) (4) (4) TOTAL IMPAIRMENT AND DISPOSALS 35 37 The other results for 2025 (EUR -41 million) corresponds to historical foreign-exchange translation differences reclassified from other comprehensive income (OCI) to the income statement, derived from the liquidation during the year of foreign holding companies, with no cash impact. 2.5 NET FINANCIAL INCOME/(EXPENSE) The following tables provide an itemized breakdown of changes in net financial income/(expense) in 2025, 2024 and 2023. Net financial income/(expense) for these years from the infrastructure project companies (see Note 1.1.2) is presented separately from that of ex- infrastructure project companies. In each case, a distinction is made between net financial income/(expense) from financing (which includes borrowing costs on bank borrowings and bonds, and returns on financial investments and loans granted) and net financial income/(expense) from derivatives and other items (including the effect of the fair value measurement of ineffective hedges, and other income and expenses not directly related to financing). CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_353

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
INTEGRATED ANNUAL REPORT 2025

For 2025, as compared to 2024:

(Million euro)	2025	2024	Var. %
Financial income from infrastructure project financing	24	43	(44)%
Financial expense from infrastructure project financing	(372)	(382)	(3)%
Net financial income/(expense) from financing, infrastructure project companies	**(348)**	**(339)**	**3 %**
Net financial income/(expense) from derivatives and other fair value adjustments, infrastructure project companies	8	9	(11)%
Other net financial income/(expense), infrastructure project companies	(84)	(81)	4 %
Net financial income/(expense) from derivatives and other, infrastructure project companies	**(76)**	**(72)**	**6 %**
Net financial income/(expense) from infrastructure projects	**(424)**	**(411)**	**3 %**
Financial income, ex-infrastructure project companies	123	169	(27)%
Financial expense, ex-infrastructure project companies	(66)	(95)	(31)%
Net financial income/(expense) from financing, ex-infrastructure project companies	**57**	**74**	**(23)%**
Net financial income/(expense) from derivatives and other fair value adjustments, ex-infrastructure project companies	82	574	(86)%
Other net financial income/(expense), ex-infrastructure project companies	(80)	37	(316)%
Net financial income/(expense) from derivatives and other, ex-infrastructure project companies	**2**	**611**	**(100)%**
Net financial income/(expense), ex-infrastructure project companies	**59**	**685**	**(91)%**
Total net financial income/(expense)	**(365)**	**274**	**(233)%**

For 2024, as compared to 2023:

(Million euro)	2024	2023	Var. %
Financial income from infrastructure project financing	43	34	26 %
Financial expense from infrastructure project financing	(382)	(362)	6 %
Net financial income/(expense) from financing, infrastructure project companies	**(339)**	**(328)**	**3 %**
Net financial income/(expense) from derivatives and other fair value adjustments, infrastructure project companies	9	13	(31)%
Other net financial income/(expense), infrastructure project companies	(81)	(57)	42 %
Net financial income/(expense) from derivatives and other, infrastructure project companies	**(72)**	**(44)**	**64 %**
Net financial income/(expense) from infrastructure projects	**(411)**	**(372)**	**10 %**
Financial income, ex-infrastructure project companies	169	216	(22)%
Financial expense, ex-infrastructure project companies	(95)	(105)	(10)%
Net financial income/(expense) from financing, ex-infrastructure project companies	**74**	**111**	**(33)%**
Net financial income/(expense) from derivatives and other fair value adjustments, ex-infrastructure project companies	574	11	5118 %
Other net financial income/(expense), ex-infrastructure project companies	37	66	(44)%
Net financial income/(expense) from derivatives and other, ex-infrastructure project companies	**611**	**77**	**694 %**
Net financial income/(expense), ex-infrastructure project companies	**685**	**188**	**264 %**
Total net financial income/(expense)	**274**	**(184)**	**(249)%**

The main difference between total net financial income /(expense) for 2025 (EUR -365 million) compared to 2024 (EUR 274 million) is explained by the impact in the line item "Net financial income/(expense) from derivatives and other fair value adjustments, other companies" which included a positive effect of EUR 547 million registered in 2024 related to the Heathrow Airports Holding (HAH) divestment, as a consequence of the recognition of the remaining 5.25% stake in HAH as a financial asset at fair value through profit or loss. The fair value was determined by referencing the selling price of the recently divested 19.75% stake in FGP Topco.

The following table provides a breakdown of financial expense from infrastructure project companies showing capitalized expenses relating to highways under construction:

Infrastructure project financing expenses from infrastructures (Million euro)	2025	2024	2023
Accrued financial expenses	(384)	(387)	(379)
Expenses capitalized during the construction period	12	5	17
Financial expenses in P&L	**(372)**	**(382)**	**(362)**

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_354

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

2.6. SHARE OF PROFITS OF EQUITY-ACCOUNTED COMPANIES

The share of profits of equity-accounted companies in 2025 amounted to EUR 258 million (EUR 238million in 2024 and EUR 215 million in 2023). Set out below is a breakdown of the most significant companies:

Profit/(loss) of equity-accounted companies (Million euro)	2025	2024	2023
407 ETR	217	188	154
JFK NTO	4	3	4
IRB	25	13	14
Private InvIT	-6	-8	–
Other	18	42	43
TOTAL	**258**	**238**	**215**

Note 3.5 provides further details of these companies' profits/(losses).

2.7.CORPORATE INCOME TAX AND DEFERRED TAXES

2.7.1 Breakdown of current and deferred tax expense and tax paid for 2025, 2024 and 2023

The breakdown of income tax expense for 2025, 2024, and 2023, distinguishing between current tax, deferred tax, withholdings on foreign operations and changes in prior year tax estimates and other items, is as follows.

(Million euro)	2025 DEC	2024 DEC	2023. DEC
Income Tax (expense) for the year	**60**	**(145)**	**(42)**
Current tax expense	(89)	(107)	(146)
Deferred tax expense	58	(28)	65
Withholdings on a foreign operation	(3)	(36)	(73)
Change to the prior-year tax evaluation and other	94	26	112

2.7.2. Explanation of corporate income tax expense for the year and the applicable tax rate

In 2025, corporate tax expense was recognized in the amount of EUR 60 million (EUR -145 million in 2024 and EUR -115 million in 2023) as shown in the following tables::

(Million euro)	2025 DEC	2024 DEC	2023.DEC
Profit/(loss) before tax on continuing operations	**1,070**	**3,621**	**656**
Results of associates	(258)	(239)	(215)
Pass-through tax rules (US)	(172)	(147)	(93)
Divestments completed during the year (Note 1.1.3)	(275)	**(2,814)**	–
Profit/(loss) before tax on continuing operations adjusted	**365**	**421**	**348**
Theoretical income tax expense (25.8%)	**(94)**	**(109)**	**(90)**
Recognition of previously unrecognized tax losses / Unrecognized tax losses for the year	119	(16)	17
Ruling related to Royal Decree-Law 3/2016 (Spain)	–	31	–
Witholding tax	(3)	(36)	(73)
Other adjustments	38	(15)	102
Income Tax (expense) for the year	**60**	**(145)**	**(42)**
Effective tax rate (%)	**(5.6)%**	**4.0 %**	**6.4 %**

For the analysis of the corporate income tax, we have to consider the following adjustments:

- Results of associates: the results of the equity method companies already include the tax effect, so they must be adjusted for the analysis.
- Pass-through tax rule: Primarily relates to profits/losses in concession project companies in the US, which are fully consolidated. However, the associated tax expense/credit is recognized based solely on Ferrovial's ownership interest, as these companies are taxed under pass-through tax rules, whereby the shareholders are the taxpayers according to their stake in the concession.
- Non-taxable capital gains (EUR 275 million), mainly explained by the sale of the entire stake in AGS Airports Holdings Limited (AGS), and the mining services business in Chile (see Note 1.1.3).

The main adjustments to the theoretical income tax expense for the year are as follows:

- Recognition of previously unrecognized tax losses, mainly in the US and Spain, on the back of the annual assessment of the expected recoverability of these assets.
- Other adjustments, which primarily correspond to the effect of different tax rates of subsidiaries operating in other jurisdictions, the recognition of other deferred tax assets based in its recoverability, and the prior year tax effects mainly related to the 2024 true-up recognition in Spain and in UK.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_355

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

INTEGRATED ANNUAL REPORT 2025

2.7.3. Movements in deferred tax assets and liabilities

Set out below is a breakdown of movements in deferred tax assets and liabilities for 2025 and 2024:

	2025	2024	Var.
Tax Credits	608	537	71
Other deferred Tax Assets	350	622	-272
TOTAL DEFERRED TAX ASSETS	**958**	**1,159**	**-201**
Deferred taxes Liabilities	889	1,239	-350
TOTAL DEFERRED TAX LIABILITIES	**889**	**1,239**	**-350**

Deferred tax assets

a) Tax credits

This item manly relates to tax losses that have not been used yet by the Group companies.

It does not include all the tax credits available, only those that the Group expects to be able to use in the short or medium term, based on a 10 year-period financial projections performed. The total balance recognized amounts to EUR 608 million (EUR 537 million in 2024), of which EUR 594 million relates to tax credits for tax-loss carryforwards (EUR 517 million in 2024) and EUR 14 million to other tax credits (EUR 20 million in 2024).

Set out below is a breakdown of tax-loss carryforwards pending offset, and showing the maximum tax credit and the tax credit recognized

2025

(Million euro) Country	Tax-loss carryforwards	Limitation period	Maximum tax credit	Tax credit recognized
US Tax Group	2,188	No expiry date	501	501
Spanish Tax Group	488	No expiry date	122	15
Netherlands Tax Group	331	No expiry date	86	–
UK	234	No expiry date	58	8
Turkey	234	2026-2030	59	18
Chile	136	No expiry date	37	35
Colombia	85	No expiry date	30	–
Canada	43	2036-2046	11	11
Other	259	2025-No expiry date	65	7
Total	3,998		969	594

2024

(Million euro) Country	Tax-loss carryforwards	Limitation period	Maximum tax credit	Tax credit recognized
US Tax Group	2,138	No expiry date	493	443
Spanish Tax Group	303	No expiry date	76	23
Netherlands Tax Group	288	No expiry date	74	10
UK	218	No expiry date	55	–
Turkey	107	2025-2029	27	–
Australia	30	No expiry date	9	–
Canada	28	2035-2045	7	–
Other	579	2024-No expiry date	146	41
Total	**3,691**		**887**	**517**

b) Other deferred tax assets

This item reflects the tax effects arising from the different timing of the recognition of certain expenses and income for accounting and tax purposes. The recognition of an asset means that certain expenses have been recognized for accounting purposes before they may be recognized for tax purposes and therefore the company will recover the income or expense for tax purposes in future years.

The main deferred tax assets correspond to provisions recognized that do not have tax effects until they are applied, differences between the tax and accounting approach related to revenue recognition, mainly in the Construction business line, differences between the tax and accounting depreciation/amortization, also to losses accumulated in reserves that will have a tax effect when they are realized and are transferred to the income statement, mostly related to financial derivatives, and finally, to losses recognized derived from the liquidation during the year of holding companies that hold investments in foreign countries, which could allow for the recognition of future tax shields that will reduce tax payments in the future, as commented above.

Deferred tax liabilities

This item reflects the tax effects arising from the different timing of the recognition of certain expenses and income for accounting and tax purposes, and basically represent expenses that are recognized for tax purposes before it may be recognized for accounting purposes, or income recognized in the financial statements before it is declared in the tax return.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_356

These deferred taxes mainly relates to differences between tax and accounting values recognized due to fair value adjustments to acquisitions, highlighting the additional stake acquisition in the I-66 highway in 2021 or the Dalaman international airport in 2022, to differences between tax and accounting amortization and between the tax and accounting methods used to recognize revenue under IFRIC 12, mainly in the Highways business line, also to profits not yet recognized for tax purposes mostly arising from financial derivatives, and finally, to withholding taxes on the repatriation of future dividends, mainly related to Canada. 2.7.4. International Tax - Pillar Two The Pillar Two regulation provides for an international framework of rules aimed at ensuring that the worldwide profits of multinational groups are subject to tax at a rate not lower than 15% in every jurisdiction in which the groups operate. The relevant set of rules also provides for a transition period in which the in-scope multinational groups may avoid undergoing the complex effective tax rate calculation required by the new piece of legislation. In particular, the Pillar Two legislation provides for a transitional safe harbor (“TSH”) that applies for the first three fiscal years following the entry into force of the relevant regulation; the TSH relies on simplified calculations (mainly based on data extracted from the Country-by-Country Reporting) and three kinds of alternative tests, relying on pre-tax income and profits, effective tax rate and routine profits generated in each jurisdiction. Where at least one of the TSH tests is met for a jurisdiction in which Ferrovial operates, the top-up tax due for such jurisdiction will be deemed to be zero. The estimations performed for the 2025 fiscal year show that most jurisdictions are covered by the TSH. The limited number of jurisdictions not covered by the TSH (primarily due to how capital gains and dividends from equity method entities are treated under the Country-by-Country reporting rules) will not be taxed based on full Pillar Two regime rules. For this reason, there is no pillar-two payment impact for fiscal year 2025. Finally, as of 2024, each legal entity of Ferrovial applies the mandatory exception to the recognition and disclosure of deferred tax assets and liabilities relating to Pillar Two income taxes referred to in paragraph 4A of the IAS12. 2.7.5. Years open to tax inspection In accordance with tax legislation in force, taxes may not be finally settled until the filed returns have been audited by the tax authorities, or until the legally stipulated statute of limitation period has elapsed. The following inspections are currently in progress, in the jurisdictions indicated: Canada Cintra 4352238 Investments Inc: A tax audit is currently underway with the Canada Revenue Agency (CRA). Scope: Corporate Income Tax / Transfer Pricing for fiscal years 2018–2019. Challenges: the intangible fee charged by Cintra Servicios de Infraestructuras. Based on the CRA’s prior position in relation to the intangible fee, an adjustment for 2018 and 2019 appears likely. However, the Spanish tax authorities accepted Ferrovial’s intangible fee policy in the 2017–2020 Spanish tax audit. In light of that acceptance, we assess that any Mutual Agreement Procedure (MAP) outcome is likely to be favorable to the Spanish/Ferrovial position. Accordingly, no provision has been recognized for 2018–2019 at this time. Peru Consorcio Vial Chimbote: The start of a tax audit has been notified by local Tax Authorities, for CIT and VAT for FY 2021-2022. The required documentation is currently being submitted. Colombia Ferrovial Construcción S.A Sucursal Colombia: The start of a tax audit has been notified by local Tax Authorities, for CIT for FY 2022-2023. The required documentation is currently being submitted. United States Webber Infrastructure Management Inc. is currently undergoing to a tax audit by the State of Florida for Sales & Use Tax covering the period from June 2021 through June 2024. The audit is at the informal proposal stage, with a Notice of Proposed Assessment (NOPA) issued on November 13, 2025, in the amount of approximately USD 1.44 million for the audit period. The company filed a informal protest. The disputed items primarily include insurance recovery amounts and untaxed purchases extrapolated using incorrect sampling methods; the removal of these items would significantly reduce the proposed tax and interest liability. Following submission of the protest, the Florida Department of Revenue will issue a Notice of Decision, after which the company may pursue either a Request for Reconsideration or a formal challenge, which could involve litigation before an administrative law judge or in Florida circuit court. The companies are subject to a statute of limitations of between three and five years in most of the countries in which the Group operates. In view of the potential different interpretations of tax regulations, any audit that may be undertaken in the future by the tax authorities for the years open to review could give rise to tax liabilities, the amount of which cannot currently be objectively quantified. Nonetheless, the likelihood that significant liabilities in addition to those recognized in the Financial Statements could have a material impact on the Ferrovial Group’s equity is considered remote. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_357

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

INTEGRATED ANNUAL REPORT 2025

NOTES ON PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS

2.8.PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS

Profits from discontinued operations are related to earn-outs and other pending issues regarding the divestment of the different components of the Ferrovial Services business, completed in previous years. The impact on the income statements reached EUR 20 million, EUR 14 million and EUR 16 million in 2025, 2024 and 2023, respectively, and as also explained in Note 1.1.3, relates mainly to the indemnities and updated earn-outs associated with the disposal of the Services business in Spain and Portugal, as well as other adjustments related to the Amey business divestment in the United Kingdom.

NOTES ON PROFIT/(LOSS) FROM NON-CONTROLLING INTERESTS, NET PROFIT/(LOSS) AND EARNINGS PER SHARE

2.9. PROFIT/(LOSS) FROM NON-CONTROLLING INTERESTS

In 2025, 2024 and 2023 profit/(loss) attributed to non-controlling interests amounted to EUR -262 million, EUR -251 million and EUR -170 million, respectively.

These figures relate to the profits obtained by Group companies attributable to the company's other shareholders. The positive figures relate to loss-making companies and the negative figures relate to profit-making companies.

(Million euro)	2025	2024	2023	NON-GROUP
Budimex Group	(91)	(77)	(83)	49.86 %
Autop.Terrasa Manresa, S.A.	(9)	(8)	(8)	23.72 %
LBJ Infraestructure Group	(31)	(28)	(20)	45.40 %
NTE Mobility Partners	(58)	(59)	(60)	37.03 %
NTE Mobility Partners Segments 3 LLC	(62)	(60)	(41)	46.33 %
FAM Construction LLC	–	9	34	30.00 %
D4R7 Construction S.R.O.	2	3	(1)	35.00 %
I-77 Mobility Partners	(10)	(9)	(12)	27.77 %
I-66 Mobility Partners	(7)	3	16	44.30 %
Yda Havalimani Yatrim Ve (Dalaman)	5	(24)	7	40.00 %
Webber United LLC	–	–	1	40.00 %
Other companies	(1)	(2)	(3)	– %
TOTAL	**(262)**	**(251)**	**(170)**	– %

2.10 NET PROFIT/(LOSS) AND EARNINGS PER SHARE

The calculation of earnings per share attributed to the parent company for 2025, 2024 and 2023 is as follows:

(Million euro, except otherwise indicated)	2025	2024	2023
Net profit/(loss) attributable to ordinary equity holders of the parent:			
Continuing operations	868	3,225	444
Discontinued operations	20	14	16
Net cost of subordinated perpetual bond	–	–	(5)
Profit/(loss) attributable to ordinary equity holders of the parent for basic earnings	**888**	**3,239**	**455**
Effects of dilution	–	–	–
Profit/(loss) attributable to ordinary equity holders of the parent adjusted for the effect of dilution	**888**	**3,239**	**455**
Weighted average number of ordinary shares for basic EPS (*) (thousands of shares)	**718,716**	**724,191**	**728,255**
Effects of dilution	–	–	–
Weighted average number of ordinary shares adjusted for the effect of dilution (thousands of shares)	**718,716**	**724,191**	**728,255**

Profit/(loss) attributable to ordinary equity holders of the parent from discontinued operations for the basic EPS calculations	**20**	**14**	**16**
Effects of dilution	–	–	–
Profit/(loss) attributable to ordinary equity holders of the parent from discontinued operations for the diluted EPS calculations	**20**	**14**	**16**

(*) The weighted average number of ordinary shares is calculated by reducing in this figure the number of treasury shares acquired during the year.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_358

Basic earnings per share have been calculated by dividing profit for the year attributed to the parent company's shareholders by the weighted average number of ordinary shares outstanding, excluding the average number of treasury shares held during the year. As regards diluted earnings per share, it should be noted that the Group did not have any dilutive potential ordinary shares, the convertible bond issued in 2025 is redeemable solely for cash, thereby achieving a neutral impact in terms of equity and ensuring there is no dilutive impact on existing shareholders (note 5.2.b.1.1.), and the share-based remuneration schemes will not give rise to any share capital increases in the Group. Consequently, no dilutive impact is envisaged when employee rights under the plans are exercised. Hence there is no difference between basic and diluted earnings per share, as shown in the following table: 2025 2024 2023 Net earnings per share attributed to the parent company (in euros) Diluted 1.24 4.47 0.62 Basic 1.24 4.47 0.62 Net earnings per share attributed to the parent company, continuing operations (in euros) Diluted 1.21 4.45 0.60 Basic 1.21 4.45 0.60 Net earnings per share attributed to the parent company, discontinued operations (in euros) Diluted 0.03 0.02 0.02 Basic 0.03 0.02 0.02 Profit/(loss) per business segment is shown in Note 1.5 for 2025, 2024 and 2023. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_359

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED
DECEMBER 31, 2025, 2024 AND 2023 INTEGRATED ANNUAL REPORT 2025

SECTION 3: NON-CURRENT ASSETS AT DECEMBER 31, 2025 AND 2024

This section includes the notes on non-current assets in the balance sheet, excluding deferred tax assets (Section 2) and financial derivatives (Section 5).

The main components of Ferrovial's non-current assets at December 2025 are "Fixed assets in infrastructure projects" (Note 3.3), amounting to EUR 12,509 million (EUR 14,147 million in 2024), "Investments in Associates" (Note 3.5) totaling EUR 3,955 million (EUR 3,023 million in 2024) relating mainly to the investments in 407 ETR, IRB Developers, IRB Private InvIT and JFK NTO, and "Goodwill on consolidation" (Note 3.1) reaching EUR 412 million (EUR 500 million in 2024).

Investments in infrastructure projects

INVESTMENTS IN INFRASTRUCTURE PROJECTS (Million euro)	2025	2024
Opening balance at 01.01	**14,147**	**13,495**
Additions	153	87
Depreciation	(243)	(235)
Disposals	(14)	(14)
Exchange rate effect	(1,535)	814
Changes in the scope of consolidation and others	–	–
Closing balance at 12.31	**12,509**	**14,147**

The variation in 2025 is mainly due to the impact of the foreign exchange rate, which represents a decrease of EUR 1,535 million, mainly driven by the US dollar depreciation against the euro (Note 1.4).

Additions stood at EUR 153 million (EUR 87 million in 2024), is mainly related to the ultimate capacity works in North Tarrant Express, in the US.

The variation under this heading during 2024 reached EUR 652 million, mainly due to the EUR/US dollar foreign exchange rate effect and the accumulated depreciation.

Investments in Associates

INVESTMENTS IN ASSOCIATES (Million euro)	TOTAL 2025	TOTAL 2024
Balance at 12.31.24	**3,023**	**2,038**
Capital contribution	256	1,192
Share of profit/(loss)	258	238
Dividends	-492	-357
Foreign exchange differences	-385	60
Derivatives	18	20
Net investment / (net disposals)	1,273	–
Other	4	-168
Balance at 12.31.25	**3,955**	**3,023**

During 2025, the investment in associates heading increased by EUR 932 million on the back of the additional 5.06% stake acquired in 407ETR (EUR 1,273 million), the capital contributions in JFK NTO Airport (EUR 236 million), and the share of these companies' profits (EUR 258 million), highlighting the 407 ETR results (EUR 217 million), partially offset by the negative exchange rate impact, derived from depreciation of the Indian rupee, Canadian dollar and US dollar (EUR -385 million).

During 2024, the investments in associates heading increased by EUR 985 million on the back of the capital contributions in JFK NTO Airport (EUR 469 million), the acquisition of 23.99% of IRB Private InvIT (EUR 710 million) described in Note 1.1.4, and the share of these companies' profits (EUR 238 million), particularly the 407 ETR's results (EUR 188 million). Also worth mentioning is the effect on other movements of the 5% stake divestment in IRB Infrastructure Developers (EUR -77 million), the availability concession assets sold to Interogo Holding in October 2024 (EUR -70 million), and the sale of 24.78% stake in Grupo Serveo (EUR -21 million), partially offset by the derivatives impact (EUR 20).

Goodwill

The company recognizes goodwill for the consideration transferred in excess of the fair value of the net assets acquired in the context of business combinations, such as those that involve infrastructure projects.

In addition to the impact of the fluctuation in the US dollar exchange rate (note 1.4), the main change arises in the Construction business due to the recognition of a goodwill as a result of the acquisition of Powernet, offset by a decrease in Power Transmission Lines in Chile, reclassified to assets held for sale (Note 1.1.3), and in the Other segment due to the divestment of the mining service in Chile (Note 1.1.4).

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_360

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

3.1. GOODWILL AND ACQUISITIONS

Movements in goodwill during 2025 and 2024 are set out below:

(Million euro)	BALANCE AT 12.31. 2024	Investments (divestments)	Exchange rate and others	BALANCE AT 31.12. 2025
Construction	**140**	**8**	**(7)**	**141**
Budimex	71	-	1	72
Webber	69	-	(8)	61
Powernet	-	8	-	8
Highways	**276**	**-**	**(33)**	**243**
I-66 Express Mobility Partners Hold. LLC	276	-	(33)	243
Airports	**27**	**-**	**-**	**27**
Dalaman	27	-	-	27
Energy	**46**	**(44)**	**(2)**	**-**
Power Transmission Lines Chile	46	(44)	(2)	-
Other	**10**	**(10)**	**-**	**-**
Mining Services Chile	10	(10)	-	-
TOTAL	**500**	**(46)**	**(42)**	**412**

(Million euro)	BALANCE AT 12.31. 2023	Investments (divestments)	Exchange rate and others	BALANCE AT 31.12. 2024
Construction	**135**	**-**	**5**	**140**
Budimex	70	-	1	71
Webber	65	-	4	69
Highways	**259**	**-**	**17**	**276**
I-66 Express Mobility Partners Hold. LLC	259	-	17	276
Airports	**27**	**-**	**-**	**27**
Dalaman	27	-	-	27
Energy	**43**	**-**	**3**	**46**
Power Transmission Lines Chile	43	-	3	46
Other	**10**	**-**	**(1)**	**10**
Mining Services Chile	10	-	(1)	10
TOTAL	**475**	**-**	**25**	**500**

In addition to the impact of the fluctuation in the US dollar exchange rate (Note 1.4), the main change arises in the Construction business due to the recognition of goodwill as a result of the acquisition of Powernet, offset by a decrease in Power Transmission Lines in Chile, reclassified to assets held for sale (Note 1.1.3), and in the Other segment due to the divestment of the mining service in Chile (Note 1.1.4).

Impairment test

The Group assesses at least twice a year (in June and December) whether there is any indicator that an asset may be impaired and, if so, performs an impairment test in accordance with the applicable accounting standards IAS 36 "Impairment of assets" and IAS 38 "Intangible assets". In addition, the Group also systematically tests its cash-generating units that include goodwill for impairment in December.

Goodwill recovery is analyzed at cash generating unit level. The projections used in the impairment tests are consistent with the latest business projections presented to the Board and it was concluded that there is no impairment as of December 31, 2025. The impairment test is a process that compares the recoverable amount of the cash generating unit with its carrying amount, including goodwill. In 2025 and 2024 we did not recognize any impairment loss for goodwill. In the explanatory notes, we disclose the headroom between the recoverable amounts (applying the Value in Use method) and the carrying amounts of the investments for those entities to which goodwill has been tested.

Where a change in a key assumption is deemed to be reasonably possible, the Group will carry out a sensitivity analysis to determine whether additional risk could arise. Additionally, the Group has carried out a sensitivity analysis applying +100bps to the discount rate on each cash generating unit subject to impairment test, presenting headroom against each carrying amount:

A. Construction business line goodwill (Webber, Budimex and Powernet):

In the case of Webber, in 2025 the goodwill impairment test, based on a 5-year projection, reflects a headroom of 270% with respect to its carrying amount (245% headroom at December 31, 2024). The cash flows have been discounted at a rate of 8.8% (10.6% before taxes), calculated using the CAPM based on current market input and in line with the method used in prior years.

As Budimex is listed on the Warsaw Stock Exchange and has a free float, we consider the share price to be representative of its value. Therefore, the goodwill was tested for impairment by ascertaining whether Budimex's closing market price at December 31, 2025 was higher than its carrying amount. Budimex's share price at December 31, 2025 was 1,154% higher than its carrying amount (891% at December 31, 2024), so there are no indications of impairment.

For Powernet, the 2025 goodwill impairment test is based on a 5-year projection, reflecting a headroom of 79% with respect to its carrying amount. A discount rate of 8.3% has been used (12.1% before taxes).

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_361

B. Highways business line goodwill (I-66): The I-66 highway goodwill arose following the acquisition of an additional 5.704% of the concession operator I-66 Express Mobility Partners Hold. LLC in December 2021. The highway became operational in the last quarter of 2022. The impairment test considers the whole concession term. As pointed out in Note 1.3.4, traffic estimates are based on internal projections and research (e.g. impact of e-commerce in heavy vehicle traffic or working from home habits in the use of private vehicles); tariffs used are in line with traffic estimates and contract clauses. The 2025 impairment test reflected a headroom of 80% with respect to the carrying amount (13% in 2024). The cash flows have been discounted at a rate of 8.1% (9.3% before taxes). A sensitivity analysis shows that, to reach breakeven, a discount rate of 18.6% (after taxes) should be used. C. Airports Goodwill (Dalaman): The 2025 impairment test reflected a headroom of 34% in relation to the carrying amount (24% at December 31, 2024). All cash flows until the end of the concession in 2042 have been discounted at a rate of 10.1% (12.5% before taxes). A sensitivity analysis shows that, to reach breakeven, a discount rate of 13.8% (after taxes) should be used). 3.2. INTANGIBLE ASSETS At 2025 year-end, the balance of intangible assets, excluding infrastructure project companies, amounted to EUR 127 million (EUR 128 million in 2024). This heading mainly includes: • “Computer software” with a net value of EUR 26 million (EUR 30 million at December 31, 2024). • “Other intangible assets”, which differs from IFRIC 12 intangible rights, amounting to EUR 100 million (EUR 95 million at December 31, 2024). The main movements in 2025 are due to the acquisition of Sien Real S.O. Z.o.o., a Polish company to develop a data center campus in Warsaw (EUR 19 million), related to the perpetual power grid interconnection rights, and Milano Solar LLC, solar photovoltaic facility, located in Texas (EUR 12 million), associated with the project license to operate (Note 1.1.4). Additionally, as of December 31, 2025, it is worth mentioning Budimex services business included in the Construction business line (EUR 21 million), the rights of way (indefinite lifespan rights to use the land) of the Chilean power transmission lines amounting to EUR 24 million, after the reclassification of EUR 21 million corresponding to Transchile to assets held for sale (EUR 47 million at December 31, 2024), and the EUR 12 million of the solar SPV project in Leon County, Texas, related to the project license to operate (EUR 14 million at December 31, 2024). • No significant fully-amortized assets were written off during 2025 and 2024. 3.3. INVESTMENTS IN INFRASTRUCTURE PROJECTS As disclosed in Note 1.1, it should be noted that part of the activity carried out by the Group’s business lines consists of the development of infrastructure projects, most of them in the form of service concession agreements, primarily in the Highways and Airport business lines, but also in the Construction, Energy and Data center development activities. Most of these service concession agreements are within the scope of application of IFRIC 12 and are disclosed separately in the balance sheet as “fixed assets in infrastructure projects” within the long-term financial assets heading (distinguishing those to which the intangible asset model is applied from those to which the financial asset model is applied). Fixed assets in infrastructure projects amount to EUR 12,509million at December 31, 2025 (December 31, 2024: EUR 14,147 million) and comprise projects under the Intangible asset model for EUR 12,360million (December 31, 2024: EUR 13,989 million) and under the Financial asset model for EUR 149million (December 31, 2024: EUR 158million). SECTION 3: NON-CURRENT ASSETS INTEGRATED ANNUAL REPORT 2025 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_362

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

3.3.1. Intangible asset model

Set out below is a breakdown of the intangible asset model in infrastructure projects at December 31, 2025 and December 31, 2024:

(Million euro)	BALANCE AT 01.01.25	TOTAL NET ADDITIONS/ (DISPOSALS)	FOREIGN EXCHANGE EFFECT	BALANCE AT 12.31.25
Spanish highways	724	1	–	725
US highways	13,757	144	(1,631)	12,270
Other highways	4	–	–	4
Highway investment	**14,485**	**145**	**(1,631)**	**12,999**
Accumulated amortization	(1,089)	(220)	100	(1,209)
Net investment in Highways	**13,396**	**(75)**	**(1,531)**	**11,790**
Investment in other infrastructure projects	650	–	–	650
Depreciation of other infrastructure projects	(58)	(23)	–	(81)
Total net investment in other infrastructure projects	**592**	**(23)**	**–**	**569**
TOTAL INVESTMENT	**15,135**	**145**	**(1,631)**	**13,649**
TOTAL AMORTIZATION AND PROVISION	**(1,146)**	**(243)**	**100**	**(1,289)**
TOTAL NET INVESTMENT	**13,989**	**(98)**	**(1,531)**	**12,360**

(Million euro)	BALANCE AT 01/01/2024	TOTAL NET ADDITIONS/ (DISPOSALS)	FOREIGN EXCHANGE EFFECT	BALANCE AT 12/31/2024
Spanish highways	721	3	-	724
US highways	12,823	76	858	13,757
Other highways	4	-	-	4
Highways investment	**13,549**	**79**	**858**	**14,485**
Accumulated amortization	(834)	(209)	(46)	(1,089)
Net investment in highways	**12,715**	**(130)**	**812**	**13,396**
Investment in other infrastructure projects	650	-	-	650
Depreciation of other infrastructure projects	(34)	(24)	-	(58)
Total net investment in other infrastructure projects	**616**	**(24)**	**-**	**592**
TOTAL INVESTMENT	**14,199**	**79**	**858**	**15,135**
TOTAL AMORTIZATION AND PROVISION	**(867)**	**(233)**	**(46)**	**(1,146)**
TOTAL NET INVESTMENT	**13,333**	**(154)**	**812**	**13,989**

The total net investment corresponding to the intangible asset model in infrastructure projects for December 31, 2025 reached EUR 12,360 million (EUR 13,989 million for December 2024), highlighting the net investment in US Highways, reaching EUR 11,402 million at December 31, 2025 (EUR 12,966 million in 2024).

The most significant changes in 2025 and 2024 were as follows:

- Highways additions amounted to a gross EUR 145 million in 2025, mainly related to the ultimate capacity works in North Tarrant Express (EUR 79 million in 2024).
- Exchange rate fluctuations resulted in a total change of EUR -1,531 million in 2025, fully attributed to the depreciation of the US dollar against the Euro on the US highways (EUR 812 million in 2024, due to the appreciation of the US dollar against the Euro - see Note 1.4).

Investments in other infrastructure projects include the intangible assets of Dalaman airport, amounting to EUR 570 million (EUR 592 million in 2024).

All the concession assets of infrastructure project companies are pledged to secure borrowings (Note 6.5.2). The capitalization of borrowing costs eligible for capitalization in 2025 and 2024 is described in Note 1.3.3.2 and Note 2.5.

3.3.2. Financial assets from financial asset model concessions

They mainly relate to long-term receivables (more than twelve months) from public administrations in return for services rendered or investments made under concession arrangements, as a result of applying the IFRIC 12 financial asset model. Movements during 2025 and 2024 are set out below:

(Million euro)	INFRASTRUCTURE PROJECT RECEIVABLES 2025	INFRASTRUCTURE PROJECT RECEIVABLES 2024
OPENING BALANCE	**158**	**162**
Additions	8	6
Disposals	(14)	(14)
Foreign exchange effect	(3)	3
YEAR-END BALANCE	**149**	**158**

Note: Balances net of provisions

The following tables show financial assets by concession operator for 2025 and 2024:

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_363

SECTION 3: NON-CURRENT ASSETS
INTEGRATED ANNUAL REPORT 2025

CONCESSION OPERATOR (Million euro)	BALANCES AT 12/31/2025		
	LONG-TERM RECEIVABLES	SHORT-TERM RECEIVABLES	TOTAL
Concesionaria de Prisiones Lledoners	47	3	50
Depusa Aragón	20	1	21
Budimex Parking Wrocław	11	-	11
CONSTRUCTION	**78**	**4**	**82**
UK Waste Treatment (Thalia)	71	-	71
UK WASTE TREATMENT	**71**	**-**	**71**
GROUP TOTAL	**149**	**4**	**153**

CONCESSION OPERATOR (Million euro)	BALANCES AT 12/31/2024		
	LONG-TERM RECEIVABLES	SHORT-TERM RECEIVABLES	TOTAL
Concesionaria de Prisiones Lledoners	49	3	52
Depusa Aragón	21	1	22
Budimex Parking Wrocław	11	-	11
CONSTRUCTION	**81**	**4**	**85**
UK Waste Treatment (Thalia)	77	-	77
UK WASTE TREATMENT	**77**	**-**	**77**
GROUP TOTAL	**158**	**4**	**162**

3.3.3 Cash flow effect

The cash flow effect of project additions primarily accounted for using the intangible asset model amounted to EUR -165 million in 2025 (EUR -132 million in 2024), which differed from the additions recognized in the balance sheet for the following main reasons:

- For projects in which the intangible asset model is applied, due to differences between the accrual basis and cash basis of accounting, as well as capitalized financial costs attributable to projects under construction, which do not give rise to cash outflows.
- For projects in which the financial asset model is applied, due to increases in receivables as a balancing entry for revenue from services rendered, which also do not give rise to cash inflows.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_364

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

3.4. PROPERTY, PLANT AND EQUIPMENT

Movements under property, plant and equipment in the consolidated statement of financial position for 2025 and 2024 are set out below:

Movements during 2025 (million euro)	Land and buildings	Plant and machinery	Fixtures, fittings, tooling and furniture	Total
Investment: Balance at 01.01.2025	**186**	**755**	**436**	**1,377**
Additions	66	151	209	426
Disposals	-	(38)	(38)	(76)
Scope changes and transfers	33	(86)	(5)	(58)
Foreign exchange effect	(6)	(41)	(26)	(73)
Balances at 12.31.2025	**279**	**741**	**576**	**1,596**
Accumulated depreciation and impairment losses at 01.01.2025	**(42)**	**(367)**	**(196)**	**(605)**
Depreciation charge	(6)	(111)	(57)	(174)
Disposals	-	80	48	128
Scope changes and transfers	-	45	1	46
Foreign exchange effect	2	12	7	21
Balances at 12.31.2025	**(46)**	**(341)**	**(197)**	**(584)**
Carrying amount at 12.31.2025	**233**	**400**	**379**	**1,012**

Movements during 2024 (million euro)	Land and buildings	Plant and machinery	Fixtures, fittings, tooling and furniture	Total
Investment: Balance at 01.01.2024	**106**	**523**	**495**	**1,124**
Additions	75	80	163	318
Disposals	(3)	(49)	(25)	(77)
Scope changes and transfers	5	185	(207)	(17)
Foreign exchange effect	3	16	10	29
Balances at 12.31.2024	**186**	**755**	**436**	**1,377**
Accumulated depreciation and impairment losses at 01.01.2024	**(35)**	**(323)**	**(172)**	**(530)**
Depreciation charge	(6)	(104)	(27)	(137)
Disposals	2	66	12	80
Scope changes and transfers	(2)	(2)	(6)	(10)
Foreign exchange effect	(1)	(4)	(3)	(8)
Balances at 12.31.2024	**(42)**	**(367)**	**(196)**	**(605)**
Carrying amount at 12.31.2024	**144**	**388**	**240**	**772**

Significant changes in 2025 and 2024 by business line were as follows:

Additions:

(Million euro)	2025	2024
Construction	179	117
Energy	174	107
Other businesses	73	94
TOTAL	**426**	**318**

In 2025, additions mainly correspond to the Construction business (EUR 179 million) due to the acquisition of machinery and other equipment, and to the Energy business line (EUR 174 million), fundamentally due to the acquisition of the Milano Solar, LLC project. This newly launched project involves the development, construction, financing, operation, and maintenance of a 250MW solar photovoltaic facility located in Milam County, Texas, with an expected operational lifespan of 40 years. The development of the solar plant in Poland also stands out among the main additions. Finally, within other businesses, worth mentioning, among other acquisitions, are the additions related to the purchase of two plots of land in Spain for data center development.

In 2024, additions mainly related to the Construction business line (EUR 117 million) due to the acquisition of machinery and other equipment, and to the Energy business line (EUR 107 million), particularly the Misae Solar IV project in the United States, a solar SPV project (257MW) in Leon County, Texas, where the company will perform the design, construction and plant operation, the construction of the Centella project electricity transmission infrastructure in Chile, and a solar plant of 60MW in Poland. Finally, the main additions in other businesses related to the purchase of a plot of land in Spain for data center development.

Cash flow effect:

The 2025 impact on cash flows arising from additions to property, plant and equipment amounted to EUR -486 million (EUR -282 million in 2024), primarily related to the Construction and Energy business lines.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_365

SECTION 3: NON-CURRENT ASSETS
INTEGRATED ANNUAL REPORT 2025

Disposals due to sales or retirement:

As of December 31, 2025, disposals due to sales or retirement amount to EUR 76 million (EUR 77 million in 2024). Approximately EUR 57 million of this amount (EUR 64 million in 2024) relates to Construction, mainly plant, machinery and other equipment.

Other disclosures relating to property, plant and equipment:

The Group has taken out insurance policies to cover the possible risks to which its property, plant and equipment are subject and any claims that may be brought in the course of business. These policies are considered to provide sufficient coverage for the related risks.

Within the Scope changes section of the table, the transfer to assets held for sale is included, mainly relating to assets from the Energy business (see note 1.1.3).

Property, plant and equipment under construction totaled EUR 292 million in 2025 (EUR 144 million in 2024).

At December 31, 2025 and 2024, no significant property, plant or equipment were subject to ownership restrictions or pledged as collateral for liabilities.

3.5. INVESTMENTS IN ASSOCIATES

Due to their significance, the investments in 407 ETR (48.29%), IRB (19.86%), Private InvIT (23.99%) and JFK NTO (49%) are presented separately. The following tables show the main items that explain the variation in these investments:

2025 (Million euro)	407 ETR (48.29%)	IRB (19.86%)	Private InvIT (23.99%)	JFK (49%)	OTHER	TOTAL 2025
Balance at 12.31.24	**778**	**315**	**704**	**1,006**	**220**	**3,023**
Capital contribution	-	-	-	236	20	256
Share of profit/(loss)	217	25	(6)	4	18	258
Dividends	(452)	(2)	(5)	-	(33)	(492)
Foreign exchange differences	(90)	(50)	(108)	(128)	(9)	(385)
Derivatives	-	3	-	10	5	18
Net investment / (net disposals)	1,273	-	-	-	-	1,273
Other	(1)	-	6	-	(1)	4
Balance at 12.31.25	**1,725**	**291**	**591**	**1,128**	**220**	**3,955**

2024 (Million euro)	407 ETR (43.23%)	IRB (19.86%)	Private InvIT (23.99%)	JFK (49%)	OTHER	TOTAL 2024
Balance at 12.31.23	**928**	**376**	**-**	**471**	**263**	**2,038**
Capital contribution	-	-	710	469	13	1,192
Share of profit/(loss)	188	13	(8)	3	42	238
Dividends	(321)	(6)	(4)	-	(26)	(357)
Foreign exchange differences	(17)	16	6	54	1	60
Derivatives	-	(4)	-	9	15	20
Other	-	(80)	-	-	(88)	(168)
Balance at 12.31.24	**778**	**315**	**704**	**1,006**	**220**	**3,023**

During 2025, investments in associates increased by EUR 932 million on the back of the additional 5.06% stake acquired in 407 ETR (EUR 1,273 million), the capital contributions in JFK NTO Airport (EUR 236 million) and the share of these companies' profits (EUR 258 million), highlighting results of 407 ETR (EUR 217 million), partially offset by the negative foreign exchange differences in Canada, India and the US (EUR -385 million).

3.5.1. Disclosures relating to 407 ETR

a. Balance sheet and income statement movements 2025-2024

These figures reflect the company's full balances and are presented in millions of Canadian dollars (details of the exchange rate used in 2025 for the balance sheet and the income statement figures are provided in Note 1.4).

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_366

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Balance sheet December 31, 2025 and December 31, 2024

407 ETR (100%) (million CAD)	Dec. 2025	Dec. 2024	Var. 25/24
Non-current assets	**4,602**	**4,594**	**8**
Fixed assets in infrastructure projects	3,882	3,921	(39)
Non-current financial assets	673	611	62
Deferred taxes	47	62	(15)
Current assets	**1,213**	**1,163**	**50**
Short-term trade and other receivables	465	443	22
Cash and cash equivalents	748	720	28
Total assets	**5,815**	**5,757**	**58**
Equity	**(6,890)**	**(6,199)**	**(691)**
Non-current liabilities	**11,962**	**11,309**	**653**
Borrowings	11,383	10,716	667
Deferred taxes	579	593	(14)
Current liabilities	**743**	**647**	**96**
Borrowings	548	514	34
Short-term trade and other payables	195	133	62
Total liabilities	**5,815**	**5,757**	**58**

As mentioned above, Ferrovial completed the acquisition of an additional 5.06% stake in the Canadian highway from affiliates of AtkinsRéalis Group Inc. Ferrovial's total investment reached CAD 1.99 billion (EUR 1.3 billion), increasing its total ownership of the 407 ETR from 43.23% to 48.29%. As part of this acquisition, and in connection with the purchase price allocation exercise, the difference between the fair value of the 5.06% stake acquired and its carrying amount at the acquisition date (EUR 1.5 billion) was fully allocated as an intangible asset.

There follows a description of the main movements in 407 ETR's balance sheet at December 31, 2025 compared to the previous year:

Equity

Equity fell by CAD -691 million with respect to the previous year, primarily due to the payment of CAD 1,500 million in dividends to shareholders, which was offset by the profit for the year of CAD 811 million.

The percentage share of the subsidiary's shareholders' funds does not reflect the consolidated carrying amount of the ownership interest, since the latter also includes the amount of the fair value remeasurement of the investment retained following the divestment of a 10% ownership interest in this company in 2010, recognized as an increase in the investment's value, the goodwill that arose in 2009 as a result of the merger of the parent holding company of the group and the holding company that owned the stake in the concession, and also the 2025 impact as a consequence of an intangible asset recorded following the purchase price allocation exercise performed for the additional 5.06% stake acquisition mentioned above.

Therefore, in order to obtain the consolidated carrying amount at Ferrovial, it is necessary to increase the figure for 48.29% of shareholders' funds presented above (CAD -3,327 million) by the amounts of the aforementioned gain and of the goodwill of 2010 and 2009 (CAD 3,816 million) and the intangible assets recognized in 2025 (CAD 2,289 million), reaching a total of CAD 2,778 million which, translated at the year-end exchange rate (EUR 1 = CAD 1.60998), is equivalent to the investment of EUR 1,725 million.

As shown in the table at the beginning of this note, the value of the interest in this company increased from EUR 778 million to EUR 1,725 million, mainly as a result of the additional 5.06% stake acquired (EUR 1,273 million), and the profit generated during the year (EUR 217 million for Ferrovial's stake), which was partially offset by the dividend pay-out during the period (EUR (452) million) and the exchange rate impact (EUR (90) million).

Borrowings

Overall financial debt (short and long term) increased in relation to December 2024 by CAD 701 million due to issuance of new senior debt.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS_367**

SECTION 3: NON-CURRENT ASSETS

INTEGRATED ANNUAL REPORT 2025

Income statement December 31, 2025 - December 31, 2023

The following table shows movements in 407 ETR's income statement during the financial years ended December 31, 2025, December 31, 2024 and December 31, 2023:

407 ETR (100%) (million CAD)	Dec. 25	Dec. 24	Dec.23
Operating income	2,009	1,705	1,495
Operating expenses	(322)	(228)	(212)
Fixed asset depreciation	(110)	(106)	(97)
Operating profit/(loss)	**1,577**	**1,372**	**1,187**
Net financial income/(expense)	(472)	(429)	(412)
Profit/(loss) before tax	**1,105**	**942**	**775**
Corporate income tax	(294)	(250)	(208)
Net profit/(loss)	**811**	**692**	**567**
Profit/(loss) attributable to Ferrovial (million CAD)	351	299	245
Intangible asset amortization adjustment (CAD million)	(35)	(21)	(21)
Adjusted net profit/(loss) attributable to Ferrovial (million CAD)	**316**	**278**	**225**
Adjusted net profit/(loss) attributable to Ferrovial (million Euro)	**213**	**188**	**154**

It should be noted that the profit/(loss) attributable to Ferrovial also includes depreciation recognized over the concession term on the remeasurement recognized, following the loss of control of the company as a result of the above-mentioned 2010 sale and the purchase of the 5.06% stake in 2025.

3.5.2.Disclosures relating to JFK NTO LLC

On June 10, 2022, the agreement whereby Ferrovial invested in the capital of JFK NTO LLC, which will remodel, build, finance, operate and maintain the facilities of the New Terminal One at New York's John F. Kennedy International (JFK) Airport, came into effect. Ferrovial holds a 49% indirect ownership interest in the project.

The shareholders made a commitment to inject share capital of USD 2,330 million, of which Ferrovial will contribute USD 1,142 million. At December 31, 2025, USD 2,180 million had been invested (USD 1,068 million relates to Ferrovial, of which USD 267 million (EUR 236 million) was invested in 2025).

Ferrovial agreed with the Carlyle Group to pay off an earn-out should Carlyle divest its outstanding 4% interest in Mars NTO LLC. This earn-out payment would be triggered if Carlyle were to transfer its stake either to a third party or to Ferrovial. This payment depends on the value creation from the project. An estimation of the earn-out payment was included in our valuation of the investment as presented in the 2022 financial statements. Any future changes in the valuation of the earn-out will affect our income statement.

The company's consolidated IFRS balance sheet is disclosed in the table below:

Balance sheet December 31, 2025 and December 31, 2024

JFK (100%) Million USD	Dec. 2025	Dec. 2024
Non-current assets	**10,413**	**8,330**
Intangible assets	10,410	8,067
Non-current financial assets	3	180
Long-term financial derivatives at fair value	–	83
Current assets	**2,587**	**2,510**
Debtors and other short-term accounts receivable	67	275
Cash and cash equivalents	611	251
Other short-term financial assets	1,909	1,984
Total assets	**13,000**	**10,840**
Equity	**2,572**	**1,994**
Share capital	2,180	1,635
Share of profit/(loss)	49	40
Other Comprehensive Income	343	319
Non-current liabilities	**9,868**	**8,504**
Bonds and debts - infrastructure projects	5,971	4,654
Other long-term debts	3,897	3,850
Current liabilities	**560**	**342**
Creditors and other short-term accounts payables	560	342
Total liabilities	**13,000**	**10,840**

JFK NTO's main assets and liabilities are described below:

- Intangible assets, which fundamentally comprise:
  - Concession assets (USD 6,215 million in 2025 and USD 3,971 million in 2024), including all the expenses necessary to obtain the concession contract, as well as the project's construction and development costs.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_368

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

- Payments to the Port Authority (USD 4,195 million in 2025 and USD 4,096 million in 2024), reflecting the present value of the future payments, throughout the concession period, for the acquisition of the concession. Also, a liability of the same amount was initially recorded, corresponding to the value of the future payment obligations, under financial debt in non-current liabilities ("Other long-term debts").

- Long-term borrowings (USD 5,971 million in 2025 and USD 4,600 million in 2024) explained mainly by:
  - USD 2,000 million nominal amount of Munibonds issued on December 6, 2023. A portion of the issuance (USD 800 million) was insured by Assured Guaranty Municipal Corp. ("AGM").
  - USD 2,550 million nominal amount of green bonds issued on June 18, 2024. A portion of the issuance (USD 800 million) was insured by Assured Guaranty Municipal Corp. ("AGM"). The transaction achieved an all-in true interest cost of 4.65% at a weighted average maturity of 30 years.
  - USD 1,367 million nominal amount of green bonds issued on July 16, 2025. A portion of the issuance (USD 600 million) was insured by Assured Guaranty Municipal Corp. ("AGM"). The transaction achieved an all-in true interest cost of 5.48% at a weighted average maturity of 28 years.
- Other short-term financial assets (USD 1,909 million in 2025 and USD 1,984 million in 2024) correspond to treasury bills, treasury notes and state and local government securities, aligned with the NTO reinvestment strategy, using the cash obtained from the above-mentioned bond issuance.
- In addition, JFK NTO contracted interest rate swaps (IRS) associated with the project's bank borrowings and future debt issuances, for a notional amount of USD 645 million in 2024, which have been treated as effective cash flow hedges and were cleared during 2025. During the year, there was an impact of USD 26 million on the company's reserves (EUR 10 million at Ferrovial's ownership interest).
- Equity (USD 2,572 million in 2025 and USD 1,994 million in 2024). Movements in equity are primarily explained by capital contributions under this same heading in the amount of USD 545 million and USD 26 million reflecting the effect on reserves of the change in market value of the derivative associated with current debt since the acquisition date..

3.5.3 Disclosures relating to IRB

As indicated in Ferrovial's 2021 consolidated financial statements, the Group (through Cintra) acquired a 24.86% stake in the Indian listed company IRB Infrastructure Developers Ltd (IRB) on December 29, 2021. On June 11, 2024, Ferrovial, through its subsidiary Cintra, completed the sale of its 5% stake in IRB, so the actual stake in the company stood at 19.86%.

The price of IRB's stock at December 31, 2025 was INR (Indian Rupee) 42.05 per share (57.24 at December 31, 2024).

The company's fiscal year runs from April through March. IRB's latest available audited financial statements are dated March 2025. IRB contributed a profit of EUR 25 million to Ferrovial for the period from January to December 2025.

IRB only reports its consolidated balance sheet to the market at end-March and end-September. The balance sheet at December 2025 set out below is based on the balance sheet reported by IRB at September 2025, adjusted by (i) distributions to unit holders and results reported by IRB, excluding the impact of measuring at fair value through profit and loss account some investments that Ferrovial maintains as equity investments, and (ii) Ferrovial's purchase price allocation adjustments:

IRB (100%) Million INR	Dec. 25	Dec.24
Non-current assets	438,952	405,626
Current assets	55,198	46,158
Total assets	**494,150**	**451,784**
Equity	**154,494**	**141,663**
Non-current liabilities	300,191	273,464
Current liabilities	39,465	36,657
Total liabilities	**494,150**	**451,784**
Group's share in equity (19.86% and 24.86% post and pre-sale, respectively)	**30,682**	**28,141**
Group's share in equity (Million EUR)	**291**	**315**

The following table illustrates the summarized income statement as reported by IRB, excluding the impact of measuring at fair value through the profit and loss account, some investments that Ferrovial maintains as equity investments, and adjusted for Ferrovial's purchase price allocation adjustments:

IRB (100%) Million INR	Dec. 25	Dec.24
Revenue	66,460	72,806
Profit for the year (continuing operations)	12,363	5,096
Other comprehensive income	1,453	(1,440)
Total comprehensive income	13,816	3,656
Group's share in profits (19.86% and 24.86% post and pre-sale, respectively)	**2,455**	**1,534**
Group's share in profits (Million EUR)	**25**	**13**

3.5.4. IRB Infrastructure Trust (Private InvIT)

On June 13, 2024, Ferrovial, through its highway subsidiary Cintra, acquired a 23.99% stake in IRB Infrastructure Trust (Private InvIT), a subsidiary of IRB Infrastructure Developers (IRB), in which Ferrovial held a 19.86% ownership interest as mentioned previously. Considering the 51% indirect ownership interest which Ferrovial holds through the 19.86% stake in IRB, Ferrovial retains a total stake in Private InvIT of 34.1%.

INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_369

SECTION 3: NON-CURRENT ASSETS
INTEGRATED ANNUAL REPORT 2025

Private InvIT held a portfolio of 14 highway concessions in India with a committed pipeline of one additional concession. This investment amounted to EUR 652 million (considering an exchange rate of 90.2 EUR/INR).

The consolidated IFRS balance sheet integrated by Ferrovial of Private InvIT is summarized in the table below.

Private InvIT only reports its consolidated balance sheet to the market at end-March and end-September. The balance sheet below for December 31, 2025 is based on the balance sheet reported by Private InvIT for September 2025; whereas the balance sheet below for December 2024 is based on the balance sheet reported by Private InvIT for September 2024. Both have been adjusted by (i) distributions to unit holders and results reported by Private InvIT for the last quarter of each period, and (ii) Ferrovial's purchase price allocation adjustments. The acquisition of 80.4% of the Ganga project is included in 2025, with an impact on non-controlling interests in 2025, since there was no detailed balance sheet information available in 2024.

Private InvIT (100%) Million INR	Dec.25	Dec.24	Fair Value recognized on acquisition Jun.24
Non-current assets	**492,550**	**536,192**	**537,578**
Current assets	**67,837**	**15,719**	**13,799**
Total assets	**560,387**	**551,911**	**551,377**
Equity attributable to shareholders	**259,701**	**240,784**	**245,257**
Equity	**261,022**	**240,784**	**245,257**
Non-current liabilities	285,844	297,474	294,852
Current liabilities	13,521	13,653	11,268
Total liabilities and equity	**560,387**	**551,911**	**551,377**
Group's share in equity (23.99%)	**62,308**	**57,769**	**58,842**
Group's share in equity (23.99%) Million EUR	**591**	**646**	**652**
Ganga Acquisition (Million EUR)	**–**	**58**	**–**
Group's share in equity including Ganga acquisition (23.99%) Million EUR	**591**	**704**	**652**

The following table illustrates the summarized income statement included in these audited consolidated accounts, which covers the 12 month-period from January 2025 to December 2025 for December 2025; and the 6 month-period from the acquisition to December 31, 2024 for December 2024, both as reported by Private InvIT and adjusted by Ferrovial's purchase price allocation adjustments:

Private InvIT (100%) Million INR	Dec.25	Dec.24
Revenue	64,345	22,040
Profit for the year (continuing operations)	(2,539)	(3,131)
Total comprehensive income	(2,539)	(3,131)
Group's share in loss (23.99%)	(609)	(751)
Group's share in loss (23.99%) Million EUR	(6)	(8)

3.5.5. Other disclosures relating to associates

a) Movements relating to the remaining associates

Appendix I to the 2025 consolidated financial statements includes a list of ownership interests in equity-accounted companies, including names, countries of incorporation, business segments, shareholding percentages, aggregate assets and liabilities, revenue and profit/(loss) for the year.

A summary is presented in the following table:

Million euro	2025	2024
Madrid Calle 30 and Empresa Mant. y Explotación M30	1	22
Riverlinx Limited - Silvertown Tunnel	60	65
Netflow OSARS (Western)	34	38
Ruta del Cacao	34	27
Sociedad Concesionaria Anillo Vial	29	14
Zero Bypass	21	13
FMM Company LLC	15	18
Nexus Infr. Unit Trust	9	10
Other	17	13
TOTAL	**220**	**220**

b) Other information

There are no significant restrictions on the capacity of associates to transfer funds to the parent company in the form of dividends, debt repayments or advances, other than such restrictions as might arise from the financing agreements of those associates or from their own financial position, and there are no contingent liabilities relating to associates that might ultimately be assumed by the Group.

There are no significant companies in which the ownership interest exceeds 20% that are not equity-accounted.

The guarantees provided by Group companies to equity-accounted companies are described in Note 6.5.2.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_370

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

3.6. NON-CURRENT FINANCIAL ASSETS

Set out below is a breakdown of movements at December 31, 2025 and December 31, 2024:

MOVEMENTS (Million euro)	LONG- TERM LOANS TO ASSOCIATES	RESTRICTED CASH FROM INFRASTRUCTURE PROJECT COMPANIES AND OTHER FINANCIAL ASSETS	FINANCIAL INVESTMENTS CARRIED AT FAIR VALUE	LOANS ASSOCIATED WITH DIVESTMENT TRANSACTIONS	OTHER LONG- TERM RECEIVABLES	TOTAL
BALANCE AT 31/12/2023	**262**	**628**	**45**	**186**	**27**	**1,148**
Additions	113	18	566	1	32	730
Disposals	(3)	(275)	(2)	(176)	(33)	(489)
Transfers and other	(273)	-	(1)	(13)	-	(287)
Foreign exchange	1	30	2	2	2	37
BALANCE AT 31/12/2024	**100**	**401**	**610**	**-**	**28**	**1,139**
Additions	16	1,375	7	18	29	425
Disposals	(5)	(1,471)	(548)	-	(37)	(1,040)
Transfers and other	-		(4)	(5)	12	3
Foreign exchange	1	(43)	(3)	1	(7)	(52)
BALANCE AT 31/12/2025	**113**	**262**	**61**	**13**	**26**	**475**

Note: Balances net of provisions

Long-term loans to associates

The heading "Long-term loans to associates" includes loans granted to associates in the amount of EUR 113 million (EUR 100 million in 2024), primarily in the Highways business, worth mentioning the subordinated debt loan granted to Concesionaria Ruta del Cacao, S.A.S. (EUR 81 million), and to Zero Bypass (EUR 32 million).

The main movement under this heading during 2024, disclosed in the line item "Transfer and others", corresponds to the reclassification from long-term financial assets to short-term receivables of the subordinated loans granted to AGS (GBP 195 million; EUR 235 million), derived from the divestment agreement reached with Avialliance UK Limited for the sale of Ferrovial's entire stake in this asset (Note 1.1.4.), finally completed on January 28, 2025. Also noteworthy, is the effect of the 24.78% stake divested in Grupo Serveo (EUR -18 million) and the divestment of the Highways concession assets (EUR -18 million).

Restricted cash from infrastructure project companies

The heading "Restricted cash from infrastructure project companies and other financial assets" primarily relates to deposits made in highway concession operators, the use of which is limited to certain purposes under the concession, such as payments of future investments, operating expenditure or debt servicing.

At December 31, 2025 this item amounts to EUR 262 million, which mainly corresponds to the NTE Mobility Partners (EUR 192 million) and the I-66 Express Mobility Partners (EUR 34 million).

During 2025, the main additions corresponds to NTE Mobility Partners (EUR 884 million) and LBJ Infrastructure Group (EUR 236 million), which also recorded outflows due to dividend payments: EUR -440 million, EUR -269, and EUR -219 million, respectively, at NTE Mobility Partners, I-66 Express Mobility Partners LLC, and at LBJ Infrastructure Group.

Financial investment recognized at fair value

During 2024, the main movement was related to the stake in Heathrow Airport Holdings Limited (HAH). After the sale of the 19.75% stake, Ferrovial held shares representing 5.25% of share capital, recognized as a financial asset at fair value. The fair value of the remaining stake amounted at December 31, 2024 to EUR 547 million, and full completion of the divestment was achieved on July 3, 2025 (Note 1.1.4).

For the year 2025, this heading primarily relates to investments in technology and innovation funds, that at December 31, 2025 reached EUR 61 million (EUR 610 million in 2024).

Loans associated with divestment transactions

During 2025 a new vendor loan was provided to a Chilean company, in relation to the divestment of the services business in Chile (VELTIS). The total amount of the loan is EUR 17.9 million, of which EUR 13 million is long term (Note 1.1.4.).

Other long-term receivables

The main components of this heading are the earn-outs associated with the disposal of the Services Business carried out in previous years (EUR 11 million) and other trade receivables, mainly from various public authorities under long-term contracts, primarily relating to companies in the Construction and Highways business lines.

The main movements during 2025 are related to:

- The update of the estimated earn-outs associated with the disposal of the services business (EUR 10 million), the collection of EUR-16 million, and the reclassification to long-term risk provisions of the indemnities (EUR 10 million),
- The final settlement of the deferred payment for the sale of Serveo (receivable previously registered at a present value of EUR -12 million).

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_371

SECTION 3: NON-CURRENT ASSETS
INTEGRATED ANNUAL REPORT 2025

3.7. RIGHTS-OF-USE ASSETS AND ASSOCIATED LIABILITIES

Set out below are movements in right-of-use assets in the balance sheet:

MOVEMENTS (Million euro)	LAND	BUILDINGS	VEHICLES	PLANT AND MACHINERY	OFFICE EQUIPMENT AND OTHER	TOTAL
BALANCE AT 12/31/2023	**12**	**83**	**63**	**33**	**5**	**196**
Additions	26	25	61	27	4	143
Disposals	–	(7)	(4)	(6)	–	(17)
Transfers and other	–	1	1	4	(1)	5
Depreciation/amortization	(4)	(24)	(41)	(20)	(4)	(93)
Scope changes	(3)	–	–	–	–	(3)
Foreign exchange effect	1	2	3	1	–	7
BALANCE AT 12/31/2024	**32**	**80**	**83**	**39**	**4**	**238**
Additions	17	18	67	81	7	190
Disposals	(1)	–	(3)	(16)	–	(20)
Transfers and other	–	2	3	12	(2)	15
Depreciation/amortization	(4)	(23)	(43)	(27)	(5)	(102)
Scope changes	–	(1)	(3)	(4)	–	(8)
Foreign exchange effect	(3)	(3)	(7)	(4)	–	(17)
BALANCE AT 12/31/2025	**41**	**73**	**97**	**81**	**4**	**296**

The most significant variations under this heading relate to additions totaling EUR 190 million (EUR 143 million in 2024), of which EUR 166 million (EUR 109 million in 2024) corresponds to the Construction business line leases.

Movements in lease liabilities are set out below:

	LEASE LIABILITIES
BALANCE AT 12/31/2023	**200**
Additions under new leases	143
Associated financial expenses	12
Payments	(104)
Foreign exchange effect	7
Consolidation scope changes and other	(13)
BALANCE AT 12/31/2024	**245**
Additions under new leases	185
Associated financial expenses	16
Payments	(121)
Foreign exchange effect	(16)
Consolidation scope changes and other	(4)
BALANCE AT 12/31/2025	**305**
Short-term lease liabilities 2025	**86**
Long-term lease liabilities 2025	**219**

Set out below are future maturities of lease liabilities in each business area at December 31, 2025:

	2026	2027	2028	2029	2030	2031 and beyond	TOTAL
Corporation	3	4	4	4	4	6	25
Construction	80	55	35	23	19	32	244
Highways	1	-	-	-	-	-	1
Other	2	3	-	-	-	30	35
TOTAL LEASE LIABILITIES	**86**	**62**	**39**	**27**	**23**	**68**	**305**

At December 31, 2025 lease expenses related to contracts not meeting IFRS16 requirements are recognized in operating profit/(loss) reaching EUR 296 million (EUR 257 million in 2024 and EUR 251 million in 2023), relating to the following items:

a. Expenses under agreements which though meeting the definition of a lease under IFRS 16, qualify for the exemptions granted by the standard for short-term leases, and leases for which the underlying asset is of low value. Given the nature of the Group's business, assets are normally leased to carry out various phases of a project for periods of less than one year or are considered to have a low value (below EUR 5,000 or equivalent in other currency).

b. Agreements that are not leases as defined in IFRS 16 as they do not convey the right to control the use of an identified asset or even if an asset is specified, the supplier has the substantive right to substitute the asset throughout the period of use. This is especially frequent in construction projects.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_372

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES AT DECEMBER 31, 2025 AND 2024

This section contains the notes related to Inventories (Note 4.1), Short-term trade and other receivables (Note 4.2) and Short-term trade and other payables (Note 4.3). The net balance of these items is referred to as working capital.

The distinction between current and non-current assets and liabilities is made on the basis of whether or not the asset or liability is expected to be recovered or settled in the ordinary course of the company's business cycle. There is a presumption that normally the business cycle has a duration of one year, but there could be assets and liabilities used in activities in which operations are considered to mature over more than one year that should be considered as current assets and liabilities, specifically in relation to the construction activity, since the life of a construction contract is greater than one year.

The main movements during 2025 correspond to the increase in short-term trade payables, mainly due to the increase in works certified in advance and in trade payables, primarily in the Construction business, partially offset by the reduction of short-terms receivables, mainly due to the settlement of the loan with AGS (EUR 235 million), following the completion of the sale of the Group's stake in AGS (Note 1.1.4.).

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Inventories	492	(28)	–	76	540
Short-term trade receivables	1,625	(68)	(54)	257	1,761
Short-term other receivables	602	(14)	(3)	(101)	484
Short-term trade payables	(3,401)	174	14	(415)	(3,627)
Short-term other payables	(502)	10	24	(84)	(553)
TOTAL	**(1,182)**	**75**	**(19)**	**(267)**	**(1,395)**

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Inventories	458	13	–	21	492
Short-term trade receivables	1,354	24	1	248	1,625
Short-term other receivables	324	5	–	274	602
Short-term trade payables	(3,227)	(57)	(3)	(115)	(3,401)
Short-term other payables	(419)	(6)	6	(83)	(502)
TOTAL	**(1,511)**	**(21)**	**4**	**345**	**(1,182)**

Section 4.4 contains a more detailed analysis of the balance sheet items relating to the recognition of revenue from contracts with customers in the Construction business, including the disclosures required by IFRS 15 in relation to those contracts.

4.1.INVENTORIES

Inventories break down as follows at December 31, 2025 and December 31, 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Goods purchased for resale	26	–	1	10	37
Raw materials and other supplies	343	(17)	(1)	69	394
Bidding and mobilization costs	124	(10)	–	(4)	109
Inventories	**492**	**(28)**	**–**	**76**	**540**

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Goods purchased for resale	20	–	–	6	26
Raw materials and other supplies	303	10	–	30	343
Bidding and mobilization costs	135	3	–	(15)	124
Inventories	**458**	**13**	**–**	**21**	**492**

Goods purchased for resale relate primarily to the Construction business (EUR 37 million in 2025, compared to EUR 26 million in 2024).

The movement during 2025 in raw materials and other supplies excluding exchange rates (EUR 69 million), mainly relates to the Construction business, primarily the activity in Poland for EUR 26 million (EUR -4 million in 2024) and the activity in US for an amount of EUR 20 million (EUR 23 million in 2024), as well as the Energy business (EUR 35 million), primarily in Chile (EUR 21 million) and in the US for the amount of EUR 14 million.

Inventories are measured at acquisition cost using the weighted average cost method, consistently applied to items with similar characteristics.

Bidding and mobilization costs are written off systematically as the goods and services relating to the asset are transferred to customers, entailing a variation of EUR -4 million during 2025, particularly in the United States and Canada.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_373

SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES
INTEGRATED ANNUAL REPORT 2025

4.2. SHORT-TERM TRADE AND OTHER RECEIVABLES

Set out below is a breakdown of this heading at December 31, 2025 and December 31 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Trade receivables for sales and services	1,625	(68)	(54)	257	1,761
Other receivables	602	(14)	(3)	(101)	484
TOTAL RECEIVABLES	**2,228**	**(81)**	**(57)**	**156**	**2,245**

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade receivables for sales and services	1,353	24	1	248	1,625
Other receivables	324	5	–	274	602
TOTAL RECEIVABLES	**1,677**	**29**	**1**	**522**	**2,228**

a) Trade receivables for sales and services

Trade receivables break down as follows at December 31, 2025 and December 31 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Trade receivables	1,088	(37)	(27)	121	1,145
Bad debt provisions	(227)	2	–	10	(215)
Net trade receivables	**861**	**(35)**	**(26)**	**130**	**929**
Completed work pending certification	573	(21)	(25)	160	686
Retentions	191	(11)	(2)	(32)	145
TRADE RECEIVABLES FOR SALES AND SERVICES	**1,625**	**(68)**	**(54)**	**257**	**1,761**

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade receivables	963	13	1	111	1,088
Bad debt provisions	(216)	(1)	–	(10)	(227)
Net trade receivables	**748**	**12**	**1**	**101**	**861**
Completed work pending certification	446	10	–	118	573
Retentions	160	3	–	28	191
TRADE RECEIVABLES FOR SALES AND SERVICES	**1,353**	**24**	**1**	**248**	**1,625**

The change under the heading “Other” (EUR 257 million) is explained primarily by the increase in Construction (EUR 197 million in 2025; EUR 288 million in 2024), driven by the activity growth in the year.

Additionally, the heading "Trade receivables" includes non- recourse factoring collections amounting to EUR 11 million in 2024. No balance related to non-recourse factoring was recognized in 2025.

Set out below is a breakdown of the main trade receivables by debtor type at December 31, 2025 and December 31, 2024:

At 12.31.2025 (Million euro)	CONSTRUCTION		OTHER AND ADJUSTMENTS		TOTAL	
Public sector	1,080	68 %	105	n.a.	1,185	67 %
Private sector	367	23 %	95	n.a.	461	26 %
Group companies and associates	146	9 %	(31)	n.a.	115	7 %
TOTAL	**1,593**	**100 %**	**168**	**N.A.**	**1,761**	**100 %**

At 12.31.2024 (Million euro)	CONSTRUCTION		OTHER AND ADJUSTMENTS		TOTAL	
Public sector	820	57 %	138	n.a.	958	60 %
Private sector	458	31 %	75	n.a.	533	32 %
Group companies and associates	186	12 %	(52)	n.a.	134	8 %
TOTAL	**1,465**	**100 %**	**161**	**N.A.**	**1,625**	**100 %**

The Group has pre and post-contracting measures in place to manage customer credit risk, such as consulting debtor registers, ratings or solvency studies, etc. and monitoring incidents and default, etc. while the work is in progress.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_374

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Changes to trade provisions are set out below:

(Million euro)	2025	2024
Opening balance	**227**	**216**
Amounts charged to the income statement:	(2)	10
Charges	8	16
Reversals	(10)	(7)
Applications	(7)	–
Foreign exchange effect	(2)	1
Transfers and other	–	–
Closing balance	**215**	**227**

Group management considers that the carrying amount of trade receivables approximates fair value.

b) Other receivables

Other receivables breakdown as follows at December 31, 2025 and December 31 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Advance payments to suppliers	83	(8)	–	37	112
Sundry receivables and other short term financial assets	343	(3)	(4)	(154)	182
Infrastructure project receivables	4	–	–	–	4
Amounts receivable from Public Administrations	172	(2)	1	15	185
OTHER RECEIVABLES	**602**	**(14)**	**(3)**	**(101)**	**484**

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Advance payments to suppliers	67	3	–	13	83
Sundry receivables and other short term financial assets	110	1	–	233	343
Infrastructure project receivables	4	–	–	–	4
Amounts receivable from Public Administrations	144	1	–	28	172
OTHER RECEIVABLES	**324**	**5**	**–**	**274**	**602**

The main movement under this heading during 2025, disclosed in the line item "Sundry receivables and other short term financial assets", corresponds to the settlement of the loan with AGS (GBP 195 million; EUR 235 million) following the completion of the sale of the Group's stake in AGS (Note 1.1.4).

4.3. SHORT-TERM TRADE AND OTHER PAYABLES

Set out below is a breakdown of this heading at December 31, 2025 and December 31, 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Trade payables	1,781	(54)	(11)	87	1,803
Work certified in advance	1,227	(101)	(3)	323	1,445
Advance payments	392	(19)	–	6	379
Other non-trade payables	502	(10)	(24)	84	553
TRADE AND OTHER PAYABLES	**3,902**	**(184)**	**(38)**	**500**	**4,180**

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade payables	1,698	29	2	53	1,781
Work certified in advance	1,124	26	–	77	1,227
Advance payments	406	1	–	(14)	392
Other non-trade payables	419	6	(6)	83	502
TRADE AND OTHER PAYABLES	**3,646**	**63**	**(4)**	**198**	**3,902**

a) Trade payables

Set out below is a breakdown of trade payables at December 31, 2025 and December 31, 2024:

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_375

SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES
INTEGRATED ANNUAL REPORT 2025

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Trade payables	1,203	(47)	(13)	17	1,160
Trade payables sent for reverse factoring	317	—	2	53	372
Withholdings made from suppliers	261	(8)	—	17	271
TRADE PAYABLES	**1,781**	**(54)**	**(11)**	**87**	**1,803**

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade payables	1,158	24	2	20	1,203
Trade payables sent for reverse factoring	281	—	—	35	317
Withholdings made from suppliers	259	5	—	(2)	261
TRADE PAYABLES	**1,698**	**29**	**2**	**53**	**1,781**

Trade payables increased by EUR 23 million compared to the balance recognized at December 31, 2024. Excluding the foreign exchange effect and scope changes, trade payables grew by EUR 87 million, primarily in the Construction business (EUR 43 million), mainly in Spain and Poland as well as in the Energy business (EUR 23 million) and particularly in the activity in Spain and Chile.

The Group offers its suppliers the option of utilizing reverse factoring arrangements to receive early payment of their invoices through banks. Suppliers may choose to participate in this arrangement at their discretion.

Suppliers that participate in these reverse factoring arrangements will receive early payment on invoices from the banks, paying a fee to the finance provider. On the due dates and without any extension beyond the original dates agreed with the suppliers, the Group will make payment to the banks on the same terms. Additionally, there are no special guarantees securing these payments.

All trade payables for which suppliers can use these reverse factoring arrangements are included in trade and other payables in the consolidated statement of financial position and within trade payables in the table above, regardless of whether they have made use of the early payment. Of the EUR 372 million (EUR 317 million in 2024) in trade payables sent for reverse factoring, EUR 172 million has been paid early to suppliers at December 31, 2025.

As disclosed in the table above, trade payables pending payment to suppliers under reverse factoring arrangements increased by EUR 53 million, compared to the balance at December 31, 2024. This increase relates to the difference between payments made during the year and new invoices pending payment at December 2025.

There were no significant non-cash changes in the carrying amount of the trade payables such as the effect of business combinations or exchange differences, included in the Group's supplier finance arrangements.

Group management considers that the carrying amount of trade payables approximates fair value.

b) Work certified in advance and advance payments from customers

This heading includes:

- Work certified in advance (see definition in Notes 4.4 and 1.3.3.4) increased by EUR 323 million against December 2024 (excluding the foreign exchange effect and scope changes). Out of this EUR 323 million, EUR 280 million relates to Construction business, due to cash collected in advance based on the projects' percentage of completion.
- The balance of advance payments from customers (see definition in Note 4.4) increased by EUR 6 million in relation to December 2024.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_376

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

c) Other non-trade payables

"Other non-trade payables" break down as follows:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Accrued wages and salaries	254	(4)	(19)	22	252
Taxes payable	176	(3)	(6)	6	173
Other payables	72	(3)	1	57	127
OTHER NON- TRADE PAYABLES	**502**	**(10)**	**(24)**	**84**	**553**

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Accrued wages and salaries	227	3	(1)	25	254
Taxes payable	162	2	(5)	17	176
Other payables	30	2	–	41	72
OTHER NON- TRADE PAYABLES	**419**	**6**	**(6)**	**83**	**502**

The main movement during the period relates to the reclassification of participating loans bearing interest, granted by Spain's Central Government to the Autovía de Aragón concession within the Highways business line, from non-current to current liabilities for an amount of EUR 57 million (Note 6.4).

4.4. BALANCES UNDER CONTRACTS WITH CUSTOMERS AND OTHER IFRS 15 DISCLOSURES

Balance sheet information under IFRS 15

As indicated in Note 1.3.3.4 in relation to the policy for recognizing contract revenue (IFRS 15), for contracts in which the performance obligations are measured over time, the difference between the revenues recognized for services rendered and the amounts actually billed to the customer are systematically analyzed on a contract-by-contract basis.

If the amount billed is lower than the revenue recognized, the difference is recognized as an asset under "Trade receivables for sales and services – Net completed work pending certification" (Note 4.2), whereas if the revenue recognized is lower than the amount billed, a liability is recognized under "Short-term trade and other payables - Work certified in advance" (Note 4.3).

For certain construction contracts, advances are agreed, paid by the customer at contract inception and offset, under a specific calendar, against progress billings as the works are executed. These amounts are reported as "advanced payments".

All these balances are carried on the liabilities side of the balance sheet under the heading "Trade payables" (Note 4.3.a).

In contrast to the advance payments, under some contracts the customer retains a portion of each progress billing payment to guarantee certain contractual obligations are met, which is not reimbursed until the contract is definitively settled. These balances are carried on the assets side of the balance sheet as "Retentions" under "Trade receivables for sales and services" (Note 4.2.a).

Unlike completed work pending certification and work certified in advance, advances and retentions are balances that will have an impact on future cash flows, since in the case of the advances a lower amount will be collected in the future as the advances are discounted from the progress billings, whereas the retentions will give rise to higher collections in the future, since the customer will reimburse the related amounts as and when the contract work is settled. Therefore, these advance payments are not presented as a contract liability due to their distinct nature and impact on future cash flows. Consequently, they are not presented on a net basis against contract assets and contract liabilities.

Set out below is a breakdown of the amounts recognized in this connection at December 31, 2025 and December 31, 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Completed work pending certification	573	(21)	(25)	160	686
Retentions	191	(11)	(2)	(32)	145
Total customer contract assets	**764**	**(32)**	**(27)**	**127**	**832**
Work certified in advance	1,227	(101)	(3)	323	1,445
Advance payments	392	(19)	–	6	379
Total customer contract liabilities	**1,619**	**(120)**	**(3)**	**328**	**1,824**

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_377

SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES
INTEGRATED ANNUAL REPORT 2025

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Completed work pending certification	446	10	–	118	573
Retentions	160	3	–	28	191
Total customer contract assets	**606**	**13**	**–**	**146**	**764**
Work certified in advance	1,124	26	–	77	1,227
Advance payments	406	1	–	(14)	392
Total customer contract liabilities	**1,530**	**27**	**–**	**63**	**1,619**

The balance of work completed pending certification at December 31, 2025 and December 31, 2024 related mainly to revenue under the main contract with the customer since, according to the Group's general policy, only work that is due and payable, i.e. has been approved by the customer, may be recognized in the financial statements. Claims only include cases in which it is deemed highly likely that there will be no reversal of revenue in the future.

In general, performance obligations in the construction business are fulfilled over time. Therefore, the balance relates basically to differences between work completed and work certified due to timing differences in the customer certification and review process, billing milestones or certification schedule.

Other disclosures relating to IFRS 15:

Revenue from contracts with customers:

EUR 9,516 million of the total revenue recognized in 2025 (EUR 9,024 million and EUR 8,339 million in 2024 and 2023, respectively) (Note 2.1 Operating income) relates to revenue from contracts with customers, which accounted for 98.9% of revenue recognized (98.7% and 97.9% in 2024 and 2023, respectively)

Million euro	2025	2024	2023
Construction	7,455	7,091	6,909
Highways	1,361	1,236	1,071
Airports	111	90	8
Other segments	589	607	351
Revenue from contracts with customers	**9,516**	**9,024**	**8,339**

The table below shows a breakdown of income pending recognition in relation to uncompleted performance obligations by business area at year-end, and includes an estimate of the years in which it is expected to appear in income.

REVENUE	2025	2026	2027	2028	2029 and beyond	TOTAL
Construction	6,942	4,407	2,572	1,070	2,447	**17,438**
Energy & Other	523	286	74	60	294	**1,237**
Total	**7,465**	**4,693**	**2,646**	**1,130**	**2,741**	**18,675**

In 2025, there are a total of 773 contracts in force in the Construction businesses (738 contracts in 2024) and 202 Energy contracts (138 contracts in 2024).

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_378

SECTION 5: CAPITAL AND FINANCING STRUCTURE AT DECEMBER 31, 2025 AND 2024 The notes in this section describe trends in Ferrovial's financial structure at December 31, 2025 and 2024, addressing both changes in equity (Note 5.1) and cash and cash equivalents and borrowings (Note 5.2), broken down by project company and ex-project company. They also describe the Group's exposure to the main financial risks and risk management policies (Note 5.4), as well as derivatives contracted for such purposes (Note 5.5). At December 31, 2025, the Company’s equity (Note 5.1) attributed to shareholders reached EUR 5,908 million, implying a variation compared to the previous year of EUR -167 million, mainly explained by the net profit for the year (EUR 888 million), offset by cash dividends and treasury shares purchases (EUR -657 million), and the negative effect of income and expenses recognized directly in Equity (EUR -509 million), on the back of the negative currency translation differences impact of the year (EUR -434 million). EQUITY ATTRIBUTED TO SHAREHOLDERS (Million euro) Closing balance at 12.31.2024 6,075 Net profit/(loss) 888 Income and expense recognized directly in equity (509) Amounts transferred to the income statement 93 Cash dividend and treasury share purchases (657) Share-based remuneration scheme 15 Other 3 Closing balance at 12.31.2025 5,908 Regarding infrastructure project borrowings, the variation during 2025 is primarily due to the foreign exchange effect (EUR -904 million) and the impact of scope changes relating to the classification as held for sale of Transchile Charrúa Transmisión, S.A. (EUR -93 million). The increase of EUR 214 million is mainly due to the drawdowns in Misae Solar IV LLC to finance the construction of a solar plant in Texas. BORROWINGS OF INFRASTRUCTURE PROJECTS (Million euro) Closing balance at 12.31.2024 8,400 Net drawdowns 214 Exchange rate effects (904) Changes in scope of consolidation (93) Closing balance at 12.31.2025 7,617 Regarding ex-infrastructure project borrowings, the variation during the year is primarily due to the repayment of the syndicated loan in January 2025 (EUR -252 million), as well as to the reduction in Euro Commercial Paper (ECPs) issued at the December 2025 closing (EUR -199 million), partially offset by the variation in corporate bonds during the year. It is also, worth mentioning the repayment of the bond issued in March 2017 and maturing in March 2025 (EUR 500 million), and the issuance of a new bond on January 16, 2025 (EUR 500 million) with an interest rate of 3.250% and maturity on January 2030, and a new non-dilutive convertible bond issued on November 20, 2025, with a book value of EUR 355 million. BORROWINGS OF EX INFRASTRUCTURE PROJECTS (Million euro) Closing balance at 12.31.2024 2,886 Net drawdowns (65) Exchange rate effects (5) Changes in scope of consolidation (7) Closing balance at 12.31.2025 2,810 CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_379

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2025

5.1.EQUITY

5.1.1 Changes in equity

There follows a breakdown of the main equity impacts during 2025 and 2024:

	Attributed to shareholders	Attributed to non-controlling interest	Total equity
Equity at 01.01.2024	**3,766**	**2,113**	**5,879**
Consolidated profit/(loss) for the year	3,239	251	3,490
Impact on hedge reserves	125	4	129
Currency translation differences	33	106	139
Income and expenses recognized directly in equity	158	110	268
Amounts transferred to the income statement	(15)	–	(15)
TOTAL RECOGNIZED INCOME AND EXPENSES	**3,382**	**361**	**3,743**
Cash dividend	(130)	–	(130)
Other dividends	–	(446)	(446)
Treasury share purchases	(701)	–	(701)
CASH DIVIDEND AND TREASURY SHARE PURCHASES	**(831)**	**(446)**	**(1,277)**
Share capital increases/reductions	–	22	22
Share-based remuneration scheme	13	–	13
Other treasury share repurchases	(272)	–	(272)
Other movements	17	(5)	12
OTHER TRANSACTIONS	**(242)**	**17**	**(225)**
Equity at 12.31.2024	**6,075**	**2,045**	**8,120**
Consolidated profit/(loss) for the year	888	262	1,150
Impact on hedge reserves	(75)	(7)	(82)
Currency translation differences	(434)	(186)	(620)
Income and expenses recognized directly in equity	(509)	(193)	(702)
Amounts transferred to the income statement	93	–	93
TOTAL RECOGNIZED INCOME AND EXPENSES	**472**	**69**	**541**
Cash dividend	(156)	–	(156)
Other dividends	–	(368)	(368)
Treasury share purchases	(501)	–	(501)
CASH DIVIDEND AND TREASURY SHARE PURCHASES	**(657)**	**(368)**	**(1,025)**
Share capital increases/reductions	–	6	6
Share-based remuneration scheme	15	–	15
Other treasury share repurchases	–	–	–
Other movements	3	5	8
OTHER TRANSACTIONS	**18**	**11**	**29**
Equity at 12.31.2025	**5,908**	**1,757**	**7,665**

There follows a description of the main movements in shareholders' funds in 2025 and 2024, which resulted in a decrease of EUR -167 million in 2025 and an increase of EUR 2,309 million in 2024 in equity attributable to shareholders. The decrease for 2025 is essentially due to income and expenses recognized directly in equity and shareholder distributions, partially offset by the net profit for the year.

Consolidated profit/(loss) for 2025 and 2024 attributed to the parent company reached EUR 888 million and EUR 3,239 million, respectively.

Income and expense recognized directly in equity relate to:

- Hedging instruments: recognition of changes in the value of the effective portion of derivatives designated as hedges, as detailed in Note 5.5, with an impact of EUR -75 million in 2025, of which EUR -88 million related to fully-consolidated companies, EUR 18 million to equity-accounted companies and EUR -5 million to companies held for sale, as compared to EUR 125 million in 2024, of which EUR 104 million related to fully-consolidated companies, EUR 21 million to equity-accounted companies and EUR 0 million to companies held for sale.
- Currency translation differences: in 2025, the currencies to which Ferrovial was most exposed in terms of equity (mainly the Indian rupee, Canadian dollar and US dollar), as detailed in Note 5.4.b, gave rise to currency translation differences of EUR -434 million attributed to the parent company, relating primarily to the depreciation of the Indian Rupee (EUR -159 million), derived from the investments in IRB Infrastructure Developers Limited (IRB) and IRB Infrastructure Trust (Private InvIT) described in Note 3.5., and also due to the depreciation of the US dollar (EUR -188 million) and Canadian dollar (EUR -84 million). In 2024, the currencies to which Ferrovial was most exposed in terms of equity (mainly the Canadian dollar, US dollar and Indian rupee), gave rise to currency translation differences of EUR 33 million attributed to the parent company, relating primarily to the US dollar (EUR 33 million), Canadian dollar (EUR -12 million) and Indian rupee (EUR 18 million). These translation differences are presented net of the effect of foreign exchange hedging instruments contracted by the Group to offset this impact (Note 5.5), fundamentally related to the US and Canadian dollars. The depreciation of these currencies has impacted the evolution of the Group's main assets and liabilities during the year (Note 5.4).

INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_380

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Amounts transferred from other comprehensive income to the income statement:

At December 31, 2025

This impact reflects the reclassification from other comprehensive income to results of the amounts accumulated in equity (EUR 93 million), mainly related to currency translation differences (EUR 83 million) due the divestment of the mining services business in Chile (EUR 20 million), the dissolution of some non-euro companies (EUR 63 million), out of which EUR 25 million correspond to the holding company that hold the stake in AGS, netting the divestment impact executed in January 2025, and derivatives hedging divestment transactions (EUR 3 million) also related to the divestment of the stake in AGS as described in Note 1.1.4.

At December 31, 2024

This impact reflects the reclassification from other comprehensive income to results of the amounts accumulated in equity (EUR -15 million), related to currency translation differences (EUR 55 million) and derivatives hedging divestment transactions (EUR -84 million), highlighting the 19.75% HAH divestment, in addition to other divestments described in Note 1.1.4 (5% stake in IRB Infrastructure Developers, 24.78% stake in Grupo Serveo, S.L. and some equity-accounted availability highway asset sales).

Cash dividend and treasury share purchases:

Ferrovial uses a flexible shareholder distribution scheme (scrip dividend), in which the shareholders may freely choose to receive new shares or an amount in cash. During 2025, two scrip dividends were approved and executed. Finally, a divided paid in cash was approved in December, following the same approach used in 2024.

Cash dividend

- First scrip dividend: On May 13, 2025 Ferrovial SE announced an interim scrip dividend payable in cash or shares at the choice of the shareholder, against Ferrovial's reserves. On May 21, 2025, Ferrovial announced that the cash dividend amounted to EUR 0.3182 per share. On June 23, 2025, Ferrovial announced the ratio of this interim scrip dividend, which was one new Ferrovial share for every 140.8733 existing Ferrovial shares. 82.48% of the outstanding Ferrovial shares received the dividend in the form of new Ferrovial shares and 4,195,421 new shares were issued. The dividend paid in cash in relation to this first script dividend was EUR 40 million.
- Second scrip dividend: On October 15, 2025, Ferrovial SE announced an interim scrip dividend payable in cash or shares at the choice of the shareholder, against Ferrovial's reserves. On October 23, 2025, Ferrovial announced that the cash dividend amounted to EUR 0.4769 per Ferrovial share. On November 20, 2025, Ferrovial announced the ratio of this interim scrip dividend, which was one new Ferrovial share for every 114.8368 existing Ferrovial shares. 82.12% of the outstanding Ferrovial shares received the dividend in the form of Ferrovial shares and for this second scrip dividend, 5,128,453 outstanding treasury shares were delivered to the shareholders. The dividend paid in cash in relation to this second scrip dividend was EUR 61 million.
- Finally, a dividend in cash was approved and paid on December 22, 2025, reaching EUR 55 million.

As a result of these three transactions described above, the total dividend paid in cash during 2025 reached EUR 156 million (EUR 130 million in 2024).

Treasury share purchases

In 2025, 11,006,460 of treasury shares were acquired, for an amount of EUR 501 million (EUR 972 million in 2024).

Share-based remuneration schemes:

The impact of our remuneration schemes recognized in the Company's equity was EUR 15 million in 2025 (with a counterparty impact through income statement of EUR -14 million (Note 6.6.).

5.1.2 Equity components

There follows an explanation of each equity item reflected in the consolidated statement of changes in equity:

a) Share capital

At December 31, 2025, fully subscribed and paid in share capital stood at EUR 7,337,554 (EUR 7,295,600 in 2024), corresponding to Ferrovial SE as the Group's parent holding company (see Consolidated Statement of Changes in Equity). Share capital consists of 733,755,372 ordinary shares (729,559,951 ordinary shares in 2024) in a single class with a par value of one euro cent each (EUR 0.01). Movements during the year, broken down in the following table, relate to the new Ferrovial shares issued mentioned in the preceding section.

SHARES	NUMBER	PAR VALUE
Opening balance 01.01.2025	**729,559,951**	**7,295,600**
Scrip dividend	4,195,421	41,954
Share capital reduction	–	–
CLOSING SHARES 12.31.2025	**733,755,372**	**7,337,554**

SHARES	NUMBER	PAR VALUE
Opening balance 01.01.2024	**740,688,365**	**7,406,884**
Scrip dividend	12,122,194	121,222
Share capital reduction	(23,250,608)	(232,506)
CLOSING SHARES 12.31.2024	**729,559,951**	**7,295,600**

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_381

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2025

At December 31, 2025, the companies with an ownership interest of over 10% were Rijn Capital S.A.R.L., which held 21.53% of the shares and is controlled by the Chairman of the Company's Board of Directors, Rafael del Pino y Calvo Sotelo and TCI Fund Management Ltd., which held 10.03% of the shares. At December 31, 2024, the only company with an ownership interest of over 10% was Rijn Capital S.A.R.L., which held 21.31% of the shares.

At December 31, 2025, the parent company's shares were traded on the Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V. (the "Dutch Stock Exchange"), the Nasdaq in the United States and the Spanish Stock Exchanges. They all carried the same voting and dividend rights.

b) Share premium

At December 31, 2025, the share premium reached EUR 4,316 million (EUR 4,316 million at December 31, 2024), as no adjustments were accounted for against this heading. This share premium is classed as unrestricted reserves.

c) Treasury shares

Movements during 2025 and 2024 were as follows:

TRANSACTION PERFORMED/OBJECTIVE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2024			**7,753,399**
Share capital reduction	–	–	–
Remuneration schemes	–	(502,215)	(502,215)
Treasury shares purchased / applied to purpose	11,006,460	(5,128,453)	5,878,007
Balance at 12.31.2025	**11,006,460**	**(5,630,668)**	**13,129,191**

TRANSACTION PERFORMED/OBJECTIVE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2023			**4,759,310**
Share capital reduction	19,586,744	(23,250,608)	(3,663,864)
Remuneration schemes	–	(511,587)	(511,587)
Treasury shares purchased / applied to purpose	7,169,540	–	7,169,540
Balance at 12.31.2024	**26,756,284**	**(23,762,195)**	**7,753,399**

As commented in the previous section, over the course of 2025, 11,006,460 treasury shares were acquired at an average price of EUR 45.55 per share with a total cash outflow of EUR 501 million (26,756,284 treasury shares at an average price of EUR 36.34 per share totaling EUR 972 million in 2024). These shares relate to three repurchase programs.

As disclosed in the Group's consolidated financial statements for the year ended December 31, 2024, on August 23, 2024 Ferrovial SE announced a share repurchase program in accordance with the authorization granted by the Company's General Shareholder's Meeting held on April 11, 2024. The purpose was to repurchase Ferrovial shares in the context of different corporate actions (such as, for instance, employee share incentives, placement of shares in the market, or redemption of the repurchased shares). The program was authorized for a maximum of up to 30 million shares and a maximum investment of EUR 300 million, and for the period from August 26, 2024 to February 28, 2025 (both inclusive). On December 13, 2024, Ferrovial SE announced the extension and increase of this repurchase program, extending its duration to May 30, 2025 (inclusive) and increasing its maximum investment by EUR 300 million, bringing the total maximum investment up to EUR 600 million. During 2025, 6,300,460 shares were acquired giving rise to a total disbursement of EUR 266 million. On 2 June 2025, Ferrovial SE announced the termination of this buy-back program.

On March 14, 2025, Ferrovial SE announced a new share buy-back program, aiming to reduce share capital to offset the capital increase as a result of this program. The program was authorized for a maximum of up to 15 million shares and a maximum investment of EUR 500 million, and for a period starting the next trading day following the end of the buy-back program (announced to the market on August 23, 2024) to May 29, 2025 (both inclusive). On December 12, 2025, Ferrovial SE announced the termination of this buyback program. During 2025 4,200,000 shares were acquired, giving rise to a total disbursement of EUR 207 million.

On December 12, 2025, Ferrovial SE also announced a new repurchase program. The purpose was to repurchase Ferrovial shares in the context of actions related to future projects consistent with the strategic objectives Ferrovial intends to pursue, for industrial projects, or other transactions or corporate actions involving the assignment or disposal of treasury shares. The program has been authorized for a maximum of up to 15 million shares and a maximum investment of EUR 800 million, and for the period from December 15, 2025 to October 15, 2026 (both dates inclusive). During 2025, 506,000 shares were acquired giving rise to a total disbursement of EUR 28 million.

The market value of the treasury shares held by Ferrovial at December 31, 2025 (13,129,191 shares) was EUR 727 million (EUR 315 million in 2024).

d) Measurement adjustment reserves

Measurement Adjustment Reserves refer to the cumulative impact at consolidated level of Other Comprehensive Income (OCI) items and valuation adjustments other than OCI.

The cumulative impact of Other Comprehensive Income reached EUR -950 million at December 2025, comprising adjustments to currency translation differences accumulated in reserves net of the effect of foreign currency hedging instruments contracted by the Group to offset this effect (EUR -661 million), adjustments due to hedging instruments different from the foreign currency hedging instruments described (EUR 166 million) and the impact of pension plans of Group companies already divested (EUR -455 million), as Ferrovial decided, in accordance with IAS 19.122, not to transfer those amounts within equity.

e) Retained earnings and other reserves

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_382

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

This heading includes retained earnings and other reserves totaling EUR 2,785 million in 2025 (EUR 2,536 million in 2024).

Adjustments relating to share-based remuneration schemes and the impact of the subordinated perpetual bond coupons and associated costs are also recognized under this heading.

5.1.3 Proposed distribution of 2025 profit/(loss)

The Company posted a profit for 2025 of EUR 894 million in its separate financial statements.

The Board of Directors proposes to the Company's Annual General Meeting the following distribution of Ferrovial's stand-alone profit/(loss), at December 31, 2025:

Million EUR	2025
Profit/(loss) of Ferrovial SE. (individual company)	**894**
The Board of Directors proposes to appropriate the profit for the year 2025 in full to (million euros):	
Other reserves	894

5.1.4 Non-Group companies with significant ownership interests in subsidiaries.

At December 31, 2025 and 2024, non-controlling interests in the share capital of the most significant fully-consolidated Group companies were as follows:

At December 31, 2025:

FERROVIAL GROUP SUBSIDIARY	NON-GROUP %	NON-GROUP SHAREHOLDER
HIGHWAYS		
Autopista Terrassa-Manresa, S.A.	23.72 %	Acesa (Autopista Concesionaria Española, S.A.)
LBJ Infrastructure Group Holding LLC	28.33%-17.07%	LBJ Blocker (APG)- Meridiam Infr. S.a.r.l. (MI LBJ)
NTE Mobility Partners Holding LLC	37.03 %	Meridiam Infrastrucuture S.a.r.l.
NTE Mobility Partners SEG 3 Holding LLC	28.84%-17.49%	NTE Segments 3 Blocker, Inc. (APG) - Meridiam Infraestructure NTE 3A/3B LLC
I-77 Mobility Partners, LLC	24.58%-3.18%	John Laing I-77 Holco Corp./Aberdeen Infr. Invest.
I-66 Mobility Partners, LLC	29.75%-14.55%	Meridiam Infrastrucuture S.a.r.l. - I-66 Blocker (APG)
CONSTRUCTION		
Budimex S.A.	9.8%-6.3%-33.8%	AVIVA OFE Aviva BZ WBK-Nationale Nederlanden OFE-Traded
AIRPORTS		
Dalaman	40.00 %	YDA Group

The financial highlights of the most significant Group companies in which there are non-controlling interests are as follows:

2025 (Millon euro)	ASSETS	LIABILITIES	SHAREHOLDERS' FUNDS	NET PROFIT/(LOSS)
Autopista Terrassa-Manresa, S.A.	565	145	420	29
LBJ Infrastructure Group Holding LLC	1,931	2,204	(274)	37
NTE Mobility Partners Holding LLC	1,886	1,910	(25)	98
NTE Mobility Partners SEG 3 Holding LLC	1,861	1,687	174	72
I-77 Mobility Partners, LLC	621	613	8	26
I-66 Mobility Partners, LLC	5,447	2,398	3,050	9
Budimex	1,952	1,580	372	90
Dalaman	659	383	276	(7)

The main movements under "Equity attributable to non-controlling interests" in 2025 were as follows:

Company (Million euro)	Balance at 12.31.2024	Profit/(loss)	Derivatives	Currency translation differences	Dividends	Share capital increase	Other movements	Balance at 12.31.2025
Autopista Terrassa-Manresa, S.A.	103	9	–	–	(12)	–	–	100
LBJ Infrastructure Group Holding LLC	(120)	31	–	15	(49)	–	(1)	(124)
NTE Mobility Partners Holding LLC	4	58	–	–	(71)	–	–	(9)
NTE Mobility Partners Segments 3 LLC	126	62	(6)	(14)	(88)	–	1	81
I-77 Mobility Partners, LLC	5	10	–	–	(13)	–	–	2
I-66 Mobility Partners, LLC	1,595	7	–	(186)	(57)	–	(1)	1,358
FAM Construction LLC (I-66)	14	–	–	(2)	–	6	–	18
Budimex	196	91	–	3	(77)	(1)	1	213
Dalaman	109	(5)	–	–	–	–	–	104
Others	13	(1)	(1)	(2)	(1)	1	5	14
TOTAL	**2,045**	**262**	**(7)**	**(186)**	**(368)**	**6**	**5**	**1,757**

The heading "Share capital increase" reflects the impact of the increase in funds attributable to non-controlling interests of FAM Construction LLC amounting to EUR 6 million.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_383

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2025

At December 31, 2024:

FERROVIAL GROUP SUBSIDIARY	NON-GROUP %	NON-GROUP SHAREHOLDER
HIGHWAYS		
Autopista Terrassa-Manresa, S.A.	23.72 %	Acesa (Autopista Concesionaria Española, S.A.)
LBJ Infrastructure Group Holding LLC	28.33%-17.07%	LBJ Blocker (APG)- Meridiam Infr. S.a.r.l. (MI LBJ)
NTE Mobility Partners Holding LLC	37.03 %	Meridiam Infrastrucuture S.a.r.l.
NTE Mobility Partners SEG 3 Holding LLC	28.84%-17.49%	NTE Segments 3 Blocker, Inc. (APG) - Meridiam Infraestructure NTE 3A/3B LLC
I-77 Mobility Partners, LLC	24.58%-3.18%	John Laing I-77 Holco Corp./Aberdeen Infr. Invest.
I-66 Mobility Partners, LLC	29.75%-14.55%	Meridiam Infrastrucuture S.a.r.l. - I-66 Blocker (APG)
CONSTRUCTION		
Budimex S.A.	9.8%-6.3%-33.8%	AVIVA OFE Aviva BZ WBK-Nationale Nederlanden OFE-Traded
AIRPORTS		
Dalaman	40.00 %	YDA Group

The main financial statement aggregates of the most significant Group companies in which other shareholders own interests are as follows:

2024 (Millon euro)	ASSETS	LIABILITIES	SHAREHOLDERS' FUNDS	NET PROFIT/(LOSS)
Autopista Terrassa-Manresa, S.A.	573	138	436	25
LBJ Infrastructure Group Holding LLC	2,197	2,462	(265)	33
NTE Mobility Partners Holding LLC	2,128	2,117	11	101
NTE Mobility Partners SEG 3 Holding LLC	2,129	1,857	272	70
I-77 Mobility Partners, LLC	708	688	20	23
I-66 Mobility Partners, LLC	6,276	2,676	3,600	(4)
Budimex	1,907	1,565	342	74
Dalaman	717	428	289	35

The main movements under "Equity attributable to non-controlling interests" in 2024 were as follows:

Company (Million euro)	Balance at 12.31.2023	Profit/(loss)	Derivatives	Currency translation differences	Dividends	Share capital increase	Other movements	Balance at 12.31.2024
Autopista Terrassa-Manresa, S.A.	93	8	2	–	–	–	–	103
LBJ Infrastructure Group Holding LLC	(96)	28	–	(7)	(45)	–	–	(120)
NTE Mobility Partners Holding LLC	5	59	–	–	(61)	–	1	4
NTE Mobility Partners Segments 3 LLC	131	60	2	8	(75)	–	–	126
I-77 Mobility Partners, LLC	74	9	–	2	(79)	–	(1)	5
I-66 Mobility Partners, LLC	1,571	(3)	–	101	(70)	–	(4)	1,595
FAM Construction LLC (I-66)	–	(9)	–	2	–	22	(1)	14
Budimex	234	77	–	–	(111)	–	(4)	196
Dalaman	86	24	(1)	–	–	–	–	109
Others	15	(2)	1	–	(5)	–	4	13
TOTAL	**2,113**	**251**	**4**	**106**	**(446)**	**22**	**(5)**	**2,045**

5.2. CASH AND CASH EQUIVALENTS AND BORROWINGS

In order to aid understanding of the Group's financial performance, and as mentioned in Note 1.1.4, the Group analyzes cash and cash equivalents and borrowings for each corresponding period distinguishing between infrastructure project companies and ex infrastructure companies.

The main items forming the Group's cash and cash equivalents and borrowings, are described below.

5.2.1. Cash and cash equivalents

a) Cash and cash equivalents and restricted cash of infrastructure project companies

The cash and cash equivalents of infrastructure project companies as at December 31, 2025 and December 31, 2024 stood at EUR 201 million and EUR 175 million, respectively.

Infrastructure project financing agreements often impose the obligation to arrange certain restricted accounts to cover short-term or long-term obligations relating to the payment of principal or interest on the borrowings and infrastructure maintenance and operation. These funds are invested in highly-liquid financial products earning floating interest. The type of financial product in which the funds may be invested is also restricted by the financing agreements or, where no restrictions are stipulated, the decision is made on the basis of the Group's policy for the placement of cash surpluses.

Restricted cash is classified as short-term or long-term depending on whether it must remain restricted for less or more than one year. Short-term balances, which stood at EUR 29 million, are recognized under cash and cash equivalents in the balance sheet. Long-term balances reached EUR 252 million and are carried as financial assets.

INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_384

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

The total of short-term and long-term restricted cash recognized at December 31, 2025 reached EUR 282 million and relates to the NTE Segment 3, LBJ, I-66 and NTE highways (EUR 27 million, EUR 26 million, EUR 35 million and EUR 165 million, respectively), as well as to other concessions in the amount of EUR 28 million, primarily the Waterbeach treatment plant in the United Kingdom, and the Autovía de Aragón highway (EUR 8 million and EUR 20 million, respectively). The variation of EUR -116 million compared to December 2024 is explained by:

- A net decrease in restricted cash of EUR -75 million (excluding exchange rate effects), essentially relating to NTE Segment 3 (EUR 9 million), NTE highway (EUR -86 million), I-66 (EUR -16 million) and LBJ (EUR 16 million), mainly driven by construction and debt-related payments, along with dividend distributions, partially offset by toll collections.
- The exchange rate effect reached EUR -41 million, mainly generated by US dollar fluctuations (Note 1.4).

Other cash and cash equivalents relate to bank accounts and highly-liquid investments subject to interest rate risk.

b) Cash and cash equivalents and restricted cash of ex-infrastructures projects

Cash and cash equivalents of ex-infrastructure project companies at December 31, 2025 and December 31, 2024 amounted to EUR 4,070 million and EUR 4,653 million, respectively.

The following table shows the breakdown of cash and cash equivalents of ex-project companies by currency.

Million EUR	2025.DEC
EUR	2,022
PLN	682
USD	535
CAD	372
GBP	225
AUD	154
Other	80
Total Cash and Cash equivalents ex-infrastructure projects	**4,070**

5.2.2. Borrowings

a) Infrastructure project companies

a.1) Breakdown by project, significant changes during the year and main features of the borrowings

There follows a breakdown of borrowings secured by the project cash flows, distinguishing between bonds and bank borrowings, short- and long-term, and changes during 2025 and 2024:

			2025			2024			Change 25/24
(Million euro)	Bonds	Bank borrowings	Total	Bonds	Bank borrowings	Total	Bonds	Bank borrowings	Total
Long term	**4,774**	**2,660**	**7,434**	**5,198**	**3,058**	**8,256**	**(424)**	**(398)**	**(822)**
Highways	**4,774**	**2,279**	**7,053**	**5,198**	**2,707**	**7,905**	**(424)**	**(428)**	**(852)**
US highways	4,774	1,724	6,498	5,198	2,138	7,337	(424)	(414)	(838)
Spanish highways	-	555	555	-	569	569	-	(14)	(14)
Airports	-	**62**	**62**	-	-	-	-	**62**	**62**
Construction	-	**92**	**92**	-	**97**	**97**	-	**(5)**	**(5)**
Energy	-	**187**	**187**	-	**209**	**209**	-	**(22)**	**(22)**
Other	-	**39**	**39**	-	**44**	**44**	-	**(5)**	**(5)**
Short term	**7**	**177**	**184**	**1**	**142**	**143**	**6**	**35**	**41**
Highways	**7**	**34**	**41**	**1**	**38**	**39**	**6**	**(4)**	**2**
US highways	7	-	7	1	-	1	6	-	6
Spanish highways	-	34	34	-	38	38	-	(4)	(4)
Airports	-	**15**	**15**	-	**94**	**94**	-	**(79)**	**(79)**
Construction	-	**5**	**5**	-	**5**	**5**	-	-	-
Energy	-	**120**	**120**	-	**2**	**2**	-	**118**	**118**
Other	-	**2**	**2**	-	**3**	**3**	-	**(1)**	**(1)**
TOTAL	**4,781**	**2,836**	**7,617**	**5,199**	**3,200**	**8,400**	**(418)**	**(364)**	**(782)**

INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_385

The following table shows, for 2025 movements in infrastructure project borrowings, broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as movements in borrowings due to the accrual of interest, which do not affect period cash positions. (Million euro) Dec. 2024 Increase/decrease with impact on cash flow Foreign exchange effect Impact of scope changes and other Capitalized/ accrued interest Dec.25 Infrastructure project borrowings 8,400 229 (904) (93) (15) 7,617 Infrastructure project borrowings decreased by EUR -782 million in 2025 with respect to December 2024, mainly for the following reasons: • Exchange rate effect amounting to EUR -904 million, mainly generated by US dollar fluctuations. • Effect of scope changes, excluding the foreign exchange effect, due to the classification as held for sale of Transchile Charrúa Transmisión, S.A. (Note 1.1.3) totaling EUR -93 million. • Increase of EUR 214 million in debt, excluding the foreign exchange effect and scope changes, relating primarily to the Misae Solar LLC project (EUR 206 million) and attributable to the debt drawn down, capitalization of interest and accrued unmatured interest. US highways: NTE Mobility Partners, LLC Regarding NTE Mobility Partners, the total debt at December 31, 2025 reached USD 1,600 million as follows: – A taxable bond issue of USD 871.1 million, maturing between 2040 and 2049 at a fixed interest rate of 3.92%, and a PAB (Private Activity Bonds) issue of USD 331.8 million, maturing between 2030 and 2039 at a fixed interest rate of 4.00% for USD 122.7 million and 5.00% for USD 209.0 million. – USD 397.3 million in PABs bonds (Private Activity Bonds) issued on August 3, 2023 (PAB-Private Activity Bonds), at a fixed interest rate of 5.50%, maturing between 2052 and 2058, to fund the Mandatory Capacity Improvement (UCI) project. NTE Mobility Partners Seg 3 LLC In relation to NTE Mobility Partners Seg 3 LLC, the total debt at December 31, 2025 reached USD 1,598 million. This debt consists of: – Issuance of USD 265.9 million in PABs related to the debt of the 3A-3B segments at a rate of 5.00% fixed interest on USD 32.4 million, 5.13% on USD 22.5 million, 5.25% on USD 23.7 million, 5.38% on USD 64.7 million and 5.50% on USD 122.6 million. – TIFIA loan in the amount of USD 211.2 million at a fixed rate of 3.84%, on December 31, 2025, with final maturity in 2053. – Issuance of USD 467.3 million in Barclays bonds, maturing in 2028 with USD 221 million at a fixed swap rate of 5.30% and USD 246.3 million at a fixed swap rate of 5.85% maturing in 2040. – Issuance of USD 653.9 million in PABs repayable from 2047 to 2058 at a fixed interest rate of 5.00% for the debt of segment 3C (total of USD 750 million including the issuance premium). LBJ Infr. Group LLC The total debt of this company on December 31, 2025 reached USD 2,038 million. This debt consists of: – PABs issuance of USD 537.5 million (total of USD 615 million including the premium) at a fixed interest rate of 4.00%, maturing between 2030 to 2040. – Taxable bond issuance of USD 615.5 million (of which USD 7 million bears a fixed interest rate of 2.75% and matures in 2026, and USD 608.5 million bears a fixed interest rate of 3.80% and matures in 2057). – TIFIA loan valued at USD 835.6 million with fixed interest rate of 4.22% and maturing between 2035 to 2050. – Credit line maturing in 2027 with an interest rate of 4.51%, of which USD 48.9 million had been drawn as of December 31, 2025. I-77 Mobility Partners, LLC The total debt of I-77 Mobility Partners, LLC at December 31, 2025 reached USD 469.9 million. This debt consists of: – On May 1, 2015, the company issued USD 100 million in PABs at a fixed rate of 5.00%. On December 31, 2025, the outstanding amount was USD 98.9 million maturing between 2026 and 2054. – On April 25, 2024, the issuance of USD 371 million in Senior Secured Notes was completed, the proceeds of which were used to refinance the TIFIA debt, thereby increasing the average maturity of the outstanding debt. The Senior Secured Notes bear interest at a fixed rate of 6.57% and mature in 2051. – On April 26, 2024, the TIFIA debt was repaid in full. I-66 Mobility Partners, LLC Regarding I-66 Mobility Partners, LLC, the total debt of this company at December 31, 2025, reached USD 2,076.1 million. This debt consists of: – USD 737 million in PABs (a total of USD 800.4 million including the premium) at a fixed rate of 5.00%, maturing between 2047 and 2056. – A TIFIA loan balance of USD 1,339.1 million, of which USD 29.0 million had been prepaid as of December 31, 2025. This loan bears interest at a fixed rate of 2.8% and finally matures in 2057. SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2025 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_386

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Spanish highways:

Cintra Inversora Autopistas de Cataluña (Terrasa Manresa highway)

In relation to Cintra Inversora Autopistas de Cataluña , this company's debt at December 31, 2025 totaled EUR 582.2 million, consisting in:

- Tranches A and B amounting to EUR 264.9 million and EUR 279.1 million as of December 31, 2025, accruing interest at the 6-month EURIBOR rate +2.124% +1.5% at the year-end. Both tranches were fully utilized and fall due in 2035.
- Liquidity tranche (tranche C) with a balance of EUR 38.2 million as of December 31, 2025 (the year-end interest rate is the 6-month EURIBOR +2.124% +1.5%).
- It should also be noted that this company has an interest rate derivative with a notional amount of EUR 529.5 million, a guaranteed interest rate of 5.0880% and maturity in 2035. The fair value of the derivative (recognized under "Derivative financial instruments", Note 5.5) was EUR -59.2 million as of December 31, 2025.

Autovía de Aragón

Regarding Autovía de Aragón project, the current debt as of December 31, 2025 stood at EUR 5 million (EUR 5 million non-current and EUR 14 million of current as of December 31, 2024).

Breakdown of borrowings in other infrastructure projects:

The following table shows the details of the borrowings for infrastructure projects other than highways:

			2025			2024	
(Million euro)	Long term	Short term	Total	Long term	Short term	Total	Change 25/24
Airports	**62**	**15**	**77**	**-**	**94**	**94**	**(17)**
Dalaman International Airport	62	15	77	-	94	94	(17)
Construction	**92**	**5**	**97**	**98**	**6**	**103**	**(6)**
Conc. Prisiones Lledoners,S.A.	58	2	60	61	3	63	(3)
Depusa Aragón S.A.	20	2	22	22	2	24	(2)
Budimex Group	14	1	15	15	1	16	(1)
Energy	**187**	**121**	**307**	**210**	**2**	**211**	**96**
Transchile Charrúa Transmisión, S.A.	-	-	-	105	-	105	(105)
Centella Transmisión, S.A.	90	2	91	105	2	106	(15)
Misae Solar IV LLC	80	119	199	-	-	-	199
AZALIA, SP. Z O.O	17	-	17	-	-	-	17
Other	**39**	**2**	**42**	**44**	**3**	**47**	**(5)**
Waterbeach	39	2	42	44	3	47	(5)
TOTAL Other infrastructure project company borrowings	**380**	**143**	**523**	**352**	**105**	**455**	**68**

Other project borrowings increased by EUR 68 million against December 2024, mainly due to the drawdowns in Misae Solar IV LLC (EUR 199 million) to finance the construction of the solar plant, partially offset by the decrease in Transchile Charrúa Transmisión, S.A. (EUR -105 million) resulting from its classification as held for sale, with the disposal expected to be completed in 2026.

Also noteworthy is Dalaman International Airport, whose loans were reclassified as long-term (EUR 62 million) once the December 2024 exemption was fulfilled.

a.2) Maturities by currency and fair value of infrastructure project company borrowings

December 31, 2025

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_387

(Million euro) Currency Fair value 2025 Carrying amount 2025 2026 2027 2028 2029 2030 2031+ Total maturities Infrastructure project company obligations 4,313 4,781 7 1 189 1 41 4,317 4,556 HIGHWAYS 4,313 4,781 7 1 189 1 41 4,317 4,556 USD 4,313 4,781 7 1 189 1 41 4,317 4,556 EUR – – – – – – – – – Bank borrowings of infrastructure project companies 2,836 2,836 359 105 75 179 83 2,399 3,199 HIGHWAYS 2,314 2,314 214 77 44 52 63 2,211 2,662 USD 1,724 1,724 180 42 – – – 1,853 2,075 EUR 589 589 34 35 44 52 63 358 587 AIRPORTS 77 77 16 18 20 21 7 – 82 EUR 77 77 16 18 20 21 7 – 82 CONSTRUCTION 97 97 4 5 5 5 6 72 97 EUR 82 82 4 5 5 5 6 58 83 PLN 15 15 – – – – – 14 14 ENERGY 307 307 121 2 2 95 2 92 315 USD 290 290 121 2 2 95 2 76 298 PLN 17 17 1 – – – – 16 17 OTHER 42 42 3 3 4 5 5 23 43 GBP 42 42 3 3 4 5 5 23 43 TOTAL INFRASTRUCTURE PROJECT COMPANY BORROWINGS 7,149 7,617 366 106 265 180 124 6,715 7,755 At December 31, 2024 (Million euro) Currency Fair value 2024 Carrying amount 2024 2025 2026 2027 2028 2029 2030+ Total maturities Infrastructure project company obligations 3,574 5,199 1 8 1 215 1 4,704 4,930 HIGHWAYS 3,574 5,199 1 8 1 215 1 4,704 4,930 USD 3,574 5,199 1 8 1 215 1 4,704 4,930 EUR – – – – – – – – – Bank borrowings of infrastructure project companies 3,200 3,200 120 233 155 151 274 2,690 3,624 HIGHWAYS 2,745 2,745 98 104 130 122 133 2,565 3,152 USD 2,138 2,138 70 71 95 79 82 2,153 2,549 EUR 607 607 28 33 35 43 51 412 603 AIRPORTS 94 94 14 16 18 20 21 16 105 EUR 94 94 14 16 18 20 21 16 105 CONSTRUCTION 103 103 4 4 5 5 5 79 102 EUR 87 87 4 4 5 5 5 64 87 PLN 16 16 – – – – – 15 15 ENERGY 211 211 2 106 – – 109 – 216 USD 211 211 2 106 – – 109 – 216 OTHER 47 47 3 3 3 4 5 30 49 GBP 47 47 3 3 3 4 5 30 49 TOTAL INFRASTRUCTURE PROJECT COMPANY BORROWINGS 6,774 8,400 121 241 156 366 275 7,394 8,554 At December 31, 2025 the difference between the total maturities of bank borrowings of EUR 7,755 million (EUR 8,554 million in 2024) and the carrying amounts recognized at December 31, 2025 in the amount of EUR 7,617 million (EUR 8,400 million in 2024) is explained mainly by the difference between the nominal values and carrying amounts of the borrowings, as certain adjustments are made in accordance with applicable accounting rules. Thus, the accrued interest payable and the application of the amortized cost method had an impact of EUR 138 million (EUR 154 million in 2024), considering that the maturities of the borrowings do not include interest. The fair value reflected in the table above is calculated as follows: • For fixed-rate bonds, subject to changes in value due to fluctuations in market interest rates: since they are quoted in an active market, the related market value is used. • For fixed-interest bank borrowings, also subject to changes in value due to fluctuations in rates: future cash flows are discounted using a market interest rate, calculated using an internal valuation model. • Lastly, for floating-rate bank borrowings: no significant differences are deemed to exist between the fair value of the borrowings and their carrying amount and therefore the carrying amount is used. SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2025 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_388

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

a.3) Information on credit limits and credit drawable for infrastructure projects

There follows is a comparative analysis of borrowings not drawn down at December 31, 2025 and 2024:

(Million euro)	Limit	Utilized	Drawable	2025 Debt recognized	Limit	Utilized	Drawable	2024 Debt recognized
Highways	**7,218**	**7,218**	**-**	**7,094**	**8,091**	**8,082**	**9**	**7,945**
US highways	6,631	6,631	-	6,505	7,479	7,479	-	7,338
Spanish highways	587	587	-	589	614	603	9	606
Airports	**82**	**82**	**-**	**77**	**105**	**105**	**-**	**94**
Construction	**97**	**97**	**-**	**97**	**103**	**102**	**-**	**103**
Energy	**341**	**315**	**26**	**307**	**220**	**216**	**4**	**211**
Other	**43**	**43**	**-**	**42**	**49**	**49**	**-**	**47**
TOTAL BORROWINGS	**7,781**	**7,755**	**26**	**7,617**	**8,567**	**8,554**	**13**	**8,400**

At December 31, 2025 the difference between the total bank borrowings utilized of EUR 7,755 million (EUR 8,554 million in 2024) and the carrying amounts recognized at December 31, 2025 in the amount of EUR 7,617 million (EUR 8,400 million in 2024) is mainly due to the difference between the nominal values and amortized cost calculated in accordance with applicable accounting rules.

a.4) Guarantees and covenants for project borrowings

The borrowings classified as project borrowings are without recourse to the project shareholders or with recourse limited to the guarantees given. The guarantees given by Ferrovial subsidiaries for project borrowings are described in Note 6.5, Contingent liabilities.

After reviewing the information reported by the businesses and conducting a subsequent review, we have concluded that there is no default event for the fully-consolidated project companies as of December 31, 2025.

b) Ex-infrastructure projects

b.1) Breakdown of short- and long-term borrowings, changes during 2025 and main features

(Million euro)	Long term	Short term	2025 Total	Long term	Short term	2024 Total
Corporate bonds and debentures	1,844	809	**2,653**	1,773	518	**2,292**
Euro Commercial Paper	-	50	**50**	-	249	**249**
Corporate liquidity lines	60	-	**60**	60	252	**312**
Other borrowings	19	28	**47**	3	33	**36**
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES	**1,923**	**887**	**2,810**	**1,836**	**1,052**	**2,889**

The following table shows changes to ex-infrastructure project borrowings, broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as changes in borrowings due to the accrual of interest during 2025, which do not affect period cash positions:

(Million euro)	Dec. 2024	Increase/decrease with impact on cash flow	Foreign exchange effect	Impact of scope changes	Capitalized/accrued interest and other	Dec.25
Borrowings	2,889	(130)	(5)	(7)	63	2,810
Cross- currency swaps	(2)	2	-	-	-	-
Ex-infrastructure project borrowings	**2,886**	**(128)**	**(5)**	**(7)**	**63**	**2,810**

The movement in ex-infrastructure projects borrowings is mainly attributable to the repayment of the revolving facility (EUR -252 million), the reduction of Euro Commercial Paper (EUR -199 million), partially offset by the variation in corporate bonds during the year, worth mentioning the repayment of the bond issued in March 2017 and maturing in March 2025 (EUR 500 million), and the issuance of a new bond on January 16, 2025 (EUR 500 million) with an interest rate of 3.250% and maturity on January 2030, and a new non-dilutive convertible bond of EUR 400 million notional issued on November 20, 2025, with a book value of EUR 355 million.

b.1.1) Corporate debt

Corporate debt comprises the following debt instruments:

Corporate bonds:

The carrying amount totals EUR 2,653 million at December 31, 2025 (EUR 2,292 million at December, 31 2024). The breakdown is as follows:

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_389

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2025

Issuance date	Nominal value (Million euro)	Maturity	Annual coupon
5/14/2020	780	5/14/2026	1.38%
11/12/2020	500	11/12/2028	0.540%
9/10/2023	500	9/13/2030	4.375%
1/16/2025	500	1/16/2030	3.250%
11/20/2025	400	5/20/2031	0.750%
Total	**2,680**		

Regarding the variation in corporate bonds during 2025, worth mentioning the repayment of the bond issued in March 2017 and maturing in March 2025 (EUR 500 million), the issuance of a new bond on January 16, 2025 (EUR 500 million) with an interest rate of 3.250% and maturity on January 2030, and a new non-dilutive convertible bond issued on November 20, 2025 (EUR 400 million), with an interest rate of 0.75% and maturity in May 2031.

This latter debt instrument is a non-dilutive cash-settled convertible bond linked to the performance of Ferrovial SE shares, and mirrors the mechanics of traditional convertible bonds. From an accounting standpoint, this bond is treated as a hybrid instrument, combining the recognition of two elements: EUR 355 million recognized as a financial debt, and an embedded derivative consisting in a call option on Ferrovial shares measured at fair value (EUR 45 million), recognized under the heading of non-current derivatives at fair value (see Note 5.5). This bond is redeemable solely for cash, thereby achieving a neutral impact in terms of equity, ensuring that there is no dilutive impact on existing shareholders. At the same time of this call option issuance, Ferrovial has acquired a purchased call option which mirrors the terms of the call embedded in the bond, offsetting its impact.

All issues completed for 2020 and up to 2025 are admitted to trading on the AIAF fixed income market (Spain). All these issuances except the 2023 bond, are guaranteed by the Company. The bond issued by Ferrovial SE in 2023 is listed on Euronext Dublin.

Euro Commercial Paper:

In the third quarter of 2023, we formalized a program to issue promissory notes for a maximum amount of EUR 1,5 billion, with maturities between 1 and 364 days as from the issue date, allowing further diversification of capital market funding and more efficient liquidity management.

The notes outstanding during 2025 were issued under the EUR 50 million Sustainability Target STEP label compliant Euro-commercial paper program registered on July 31, 2023, at an average rate of 2.62% (2024: 3.74%). Regarding the notes outstanding as of December 31, 2025, the average cost was 2.04% (2024: 3.17%).

Regarding the movement during 2025, the variation in the Euro Commercial Paper issued at the December 2025 closing (EUR 50 million) compared to December 2024 (EUR 249 million), is worth noting, representing a reduction of EUR -199 million.

Other corporate debt:

Ferrovial had a syndicated credit facility available with a limit of EUR 788 million since 2024, that could be drawn-down in EUR, USD, CAD and GBP, out of which EUR 250 million had been utilized. In January 2025, this credit facility was repaid, and was immediately refinanced with a new limit of EUR 900 million, which at 31 December 2025 has not been drawn down.

Additionally, at December 31, 2025 Ferrovial also has a corporate liquidity line available, which has been fully drawn down, that reached EUR 60 million and matures in 2027, at a fixed rate of 0.425%. This corporate liquidity line was already fully drawn down at December 31, 2024.

The Group's liquidity (including long-term restricted cash) stood at EUR 5,088 million and EUR 5,320 million (Note 5.4.d) at December 31, 2025 and 2024, respectively. This liquidity can be explained as follows:

- Cash and cash equivalents: EUR 4070.000 million and EUR 4653.000 million at December 31, 2025 and 2024, respectively.

-Long-term restricted cash: EUR 10 million and EUR 21 million at December 31, 2025 and 2024, respectively.

- Undrawn debt: EUR 1,008 million and EUR 652 million at December 31, 2025 and 2024, respectively.

b.1.2) Information on corporate debt limits and drawable balances.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_390

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Set out below is a breakdown of corporate debt limits and drawable balances at December 31, 2025 and at December 31, 2024:

			2025					2024
(Million euro)	Limit	Utilized	Drawable	Consolidated debt	Limit	Utilized	Drawable	Consolidated debt
Bonds	2,680	2,680	–	**2,653**	2,280	2,280	–	**2,292**
Syndicated facility	900	–	900	**–**	788	250	538	**252**
ECPs	50	50	–	**50**	249	249	–	**249**
Credit lines	60	60	–	**60**	60	60	–	**60**
TOTAL CORPORATE DEBT	**3,690**	**2,790**	**900**	**2,763**	**3,377**	**2,839**	**538**	**2,852**

As explained before, the variation in corporate debt compared to December 2024 (EUR -89 million) is explained mainly by the variation in bonds (EUR 362 million), by the repayment of the syndicated facility in January 2025 (EUR -252 million) and by the lower volume of ECPs outstanding (EUR -199 million). The syndicated facility was refinanced for a limit of EUR 900 million in January 2025.

The Company's credit rating

The credit rating agencies Standard & Poor's and Fitch maintained their opinion regarding the financial rating of Ferrovial's corporate debt in 2025 and 2024, respectively rating it at BBB and BBB with stable outlook and, therefore, within the "Investment Grade" category.

b.1.3) Other borrowings

At December 31, 2025 "Other borrowings" of EUR 47 million (EUR 36 million at December 31, 2024) related primarily to Construction bank borrowings.

b.1.4) Information on limits and drawable balances of other borrowings:

Set out below is a breakdown of debt limits and drawable balances at December 31, 2025 and 2024:

			2025					2024
(Million euro)	Limit	Utilized	Drawable	Consolidated debt	Limit	Utilized	Drawable	Consolidated debt
Construction	149	41	108	**42**	131	17	114	**14**
Airports	3	3	–	**3**	–	–	–	**14**
Energy	1	1	–	**1**	–	–	–	**–**
Other	1	1	–	**1**	8	8	–	**8**
OTHER BORROWINGS	**154**	**46**	**108**	**47**	**140**	**26**	**114**	**36**

The differences between total utilized other borrowings (EUR 46 million) mainly bank borrowings, and the carrying amount at December 31, 2025 (EUR 47 million) are explained mainly by the difference between the nominal values and carrying amounts of the borrowings, as certain adjustments are made in accordance with applicable accounting rules.

b.2) Maturities by currency and fair value of borrowings excluding infrastructure project companies

At December 31, 2025

Borrowings (Million euro)	Currency	Fair value 2025	Carrying amount 2025	2026	2027	2028	2029	2030	2031+	Total maturities
Corporate debt		**2,824**	**2,763**	**830**	**60**	**500**	**–**	**1,000**	**400**	**2,790**
	EUR	2,824	2,763	830	60	500	–	1,000	400	2,790
Other borrowings		**47**	**47**	**9**	**–**	**–**	**1**	**–**	**13**	**23**
	EUR	10	10	–	–	–	–	–	–	1
	PLN	23	23	9	–	–	–	–	12	22
	Other	14	14	–	–	–	–	–	–	–
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES		**2,871**	**2,810**	**839**	**60**	**500**	**1**	**1,000**	**413**	**2,813**

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_391

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2025

At December 31, 2024

Borrowings (Million euro)	Currency	Fair value 2024	Carrying amount 2024	2025	2026	2027	2028	2029	2030+	Total maturities
Corporate debt		**2,830**	**2,852**	**999**	**780**	**60**	**500**	**-**	**500**	**2,839**
	EUR	2,830	2,852	999	780	60	500	-	500	2,839
Other borrowings		**36**	**36**	**2**	**9**	**12**	**2**	**1**	**-**	**26**
	EUR	7	7	-	-	-	1	-	-	1
	PLN	5	5	2	1	1	-	1	-	5
	CLP	7	7	-	-	7	1	-	-	8
	Other	17	17	-	8	4	-	-	-	12
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES		**2,866**	**2,889**	**1,001**	**789**	**72**	**502**	**1**	**500**	**2,865**

The differences between the total maturities of borrowings and the carrying amounts of the debt at December 31, 2025 (EUR 2,813 million compared to EUR 2,810 million) is mainly due to the new non-dilutive convertible bond issued, recognized with a carrying amount of EUR 355 million and with a nominal value of EUR 400 million (Note 5.5). This effect is partially offset by the interest accrued and not paid, recognized in the carrying amount of the balance sheet but not in the nominal value, together with other adjustments made in accordance with applicable accounting legislation (basically the application of the amortized cost method).

The fair value of bank borrowings excluding infrastructure project companies matches the related carrying amount because the borrowings are tied to floating market interest rates and therefore changes to the benchmark interest rates do not affect fair value.

As corporate debts are quoted in an active market, the related market value is used.

On this basis, the estimated total fair value of bank borrowings and bonds excluding infrastructure project companies at December 31, 2025 and December 31, 2024 amounted to EUR 2,871 million and EUR 2,866 million, respectively.

The 2026 maturities total EUR 839 million and relate to the Euro Commercial Paper (EUR 50 million) and corporate bonds (EUR 780 million). The debt maturities do not include interest.

5.3. CASH FLOW

The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2025, 2024 and 2023.

(Million euro)	2025	2024	2023
Cash flows from operating activities ex tax payments	**2,023**	**1,485**	**1,433**
Tax payments	(97)	(192)	(170)
Cash flows from operating activities	**1,926**	**1,293**	**1,263**
Investment	(2,049)	(1,269)	(468)
Divestment	1,158	2,582	43
Cash flows from investing activities	**(891)**	**1,313**	**(425)**
Cash flows before financing activities	**1,035**	**2,606**	**838**
Cash flows from financing activities	**(1,592)**	**(2,567)**	**(1,179)**
Change in cash and cash equivalents	**(557)**	**39**	**(341)**

5.4. FINANCIAL RISK AND CAPITAL MANAGEMENT

The Group's businesses are affected by changes to financial variables, such as interest rates, exchange rates, inflation, credit, liquidity and equities.

There follows specific data on the Group's exposure to each of these risks and an analysis of the sensitivity to a change in the various variables, together with a brief description of the way in which each risk is managed.

a) Exposure to interest rate fluctuations

Ferrovial's businesses are exposed to interest rate fluctuations, which may affect the Company's net financial expense through variable interest on financial assets and liabilities, as well as the measurement of financial instruments arranged at fixed interest rates.

Ferrovial manages interest rate risk so as to optimize the financial expense borne by the Group and achieve suitable proportions of fixed- and variable-rate debt based on market conditions. Therefore, when interest rates are low, the Group seeks to fix future amounts at the ex-infrastructure project company level, although such hedging can affect liquidity in the event of cancellation.

At the infrastructure project company level, banks and rating agencies require a higher percentage of fixed-rate debt. These strategies are implemented by issuing fixed-rate debt or by arranging financial derivative hedges, a breakdown of which is provided in Note 5.5 Financial derivatives at fair value.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS_392**

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

The accompanying tables show a breakdown of the Group's borrowings, indicating the percentage of borrowings that is considered to be hedged (either by a fixed rate or by derivatives).

BORROWINGS				**2025**				**2024**
(Million euro)	**Total debt**	**% debt hedged**	**Net exposed debt**	**Impact on profit/(loss) + 100 bps**	**Total debt**	**% debt hedged**	**Net exposed debt**	**Impact on profit/(loss) + 100 bps**
Ex-infrastructure project companies	**2,810**	**99%**	**22**	**–**	**2,886**	**91%**	**255**	**3**
Highways	7,094	96%	258	3	7,945	97%	237	2
Airports	77	64%	28	–	94	96%	4	–
Construction	97	90%	10	–	103	90%	10	–
Energy	307	95%	17	–	211	100%	–	–
Other	42	100%	–	–	47	100%	–	–
Infrastructure project companies	**7,617**	**96%**	**313**	**3**	**8,400**	**97%**	**251**	**2**
Total borrowings	**10,427**	**97%**	**336**	**3**	**11,288**	**96%**	**503**	**5**

At 2025 year-end, 97% of the debt is hedged at a fixed rate (96% in 2024), so regarding fully consolidated companies, a linear increase of 100 basis points in market interest rate curves as of December 31, 2025, and 2024 would not have a significant impact on the income statement.

The Group's cash amounted to EUR 4,271 million in 2025 (EUR 4,828 million in 2024) of which EUR 4,070 million (EUR 4,653 million in 2024) corresponded to the cash held by the ex - infrastructure project companies. A linear variation of 100 basis points in the market yield curves at December 31, 2025 would have an impact of approximately EUR 43 million in the financial result for the year.

It is also necessary to take into account changes in the fair value of the financial derivatives arranged, which are indicated in Note 5.5.

As regards these interest rate hedging instruments, a linear increase of 100 basis points in the market yield curves at December 31, 2025 would, in the case of the effective hedges, have a positive impact of approximately EUR 109 million on shareholders' funds attributable to the parent from fully consolidated companies (EUR 109 million at December 31, 2024), while a decrease of 100 basis points would have a negative impact of approximately EUR 96 million (EUR 41 million at December 31, 2024).

Finally it should be noted that a drop in interest rates would trigger an increase in the value of the projects, through a lower discount rate.

b) Exposure to foreign exchange fluctuations

Ferrovial regularly monitors net exposure to each currency over the coming years for dividends receivable, investments in new projects and potential divestments.

Ferrovial establishes its hedging strategy by analyzing past fluctuations in both short-term and long-term exchanges rates and has monitoring mechanisms in place, such as future projections and long-term equilibrium exchange rates. These hedges consist of foreign currency deposits or forex derivatives (see Note 5.5 for more details).

The following tables show, by type of currency, the value of assets, liabilities, non-controlling interests and shareholders' funds attributed to the parent company at December 2025 and 2024, adjusted to account for the above-mentioned forex derivatives relating to each currency:

				DEC. 2025
Currency (Million euro)	**Assets**	**Liabilities**	**Parent company shareholders' funds**	**Non-controlling interests**
Euro	7,596	4,997	2,398	200
Pound sterling	670	399	270	1
US dollar	13,354	11,700	318	1,336
Canadian dollar	2,104	631	1,473	–
Australian dollar	240	148	92	–
Polish zloty	2,056	1,658	177	220
Chilean peso	163	67	96	–
Colombian peso	266	136	130	–
Indian rupee	884	1	882	–
Other	88	17	72	(1)
GROUP TOTAL	**27,420**	**19,755**	**5,908**	**1,757**

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_393

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2025

Currency (Million euro)	DEC. 2024 Assets	Liabilities	Parent company shareholders' funds	Non-controlling interests
Euro	8,145	4,815	3,119	211
Pound sterling	602	382	219	1
US dollar	15,561	13,131	796	1,634
Canadian dollar	882	457	425	–
Australian dollar	289	215	74	–
Polish zloty	1,918	1,576	144	199
Chilean peso	251	132	120	–
Colombian peso	233	133	100	–
Indian rupee	1,026	3	1,023	–
Other	91	36	56	–
GROUP TOTAL	**28,999**	**20,879**	**6,075**	**2,045**

The details by currency of the main forex derivatives that are considered in this analysis are as follows:

2025		Local currency	Notional EUR	(Millions) Mark to Market EUR
	USD	2,847	2,606	140
	CAD	538	349	7

2024		Local currency	Notional EUR	(Millions) Mark to Market EUR
	USD	2,347	2,202	6
	CAD	932	624	(4)

Note 1.4 contains a breakdown of year-end exchange rates. As a result of these changes, the impact of currency translation differences on equity at December 31, 2025 was EUR -434 million (EUR 33 million at December 31, 2024) for the parent company. A breakdown by currency is set out in Note 5.1.1.

After analyzing sensitivity to exchange rate effects, for 2025 Ferrovial estimates that a 10% appreciation in the value of the main currencies in which the Group holds investments against the euro at the year-end would have an impact on the parent company shareholders' funds of EUR 382 million, of which 26% would relate to the effect of the Indian rupee, 9% to the US dollar and 43% to the Canadian dollar.

Note 1.4 contains a breakdown of average exchange rates for 2025 and 2024. In this regard, the impact on the income statement of a 10% appreciation of the euro against other currencies would have amounted to a change of EUR 95 million in 2025 (EUR 56 million in 2024).

c) Exposure to credit and counterparty risk

The Group's main financial assets exposed to credit or counterparty risk are as follows:

(Million euro)	2025	2024	Var 25/24
Investments in financial assets (1)	2,038	1,945	93
Non-current financial assets	624	1,297	(673)
Net financial derivatives (assets)	338	241	97
Trade and other receivables	2,249	2,223	26

(1) Included in cash and cash equivalents

- Ferrovial actively and continuously monitors counterparty risk affecting financial transactions and performs internal credit quality analyses on each of the financial institutions with which there is exposure. The Company's internal policy for the investment of cash surpluses establishes the minimum counterparty risk as investment grade rating.
- The internal rules for managing cash surpluses impose maximum investment limits for each counterparty, based on objective criteria: minimum acceptable risk requirements for the investment of cash surpluses and limits on the amounts invested in line with the defined risk in each case. In addition, the Risk Department monitors each counterparty's performance and proposes appropriate protective or corrective measures depending on the specific circumstances.
- Geographies: Ferrovial monitors trends in markets (geographies) where it has operations, as well as in its target markets. The Financial Risk Department proposes potential actions to be taken should changes in risk levels be expected in a particular geography or market.
- Customers: Ferrovial analyses and monitors customer credit risk by means of an internal method used by all the Group companies to assign credit ratings to Ferrovial's customers.

d) Exposure to liquidity risk

The Group has the necessary mechanisms in place to preserve the required liquidity through periodic procedures that take account of cash flow projections, cash needs, short-term collections and payments, and long-term obligations.

Ex-infrastructure project companies

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS_394**

At December 31, 2025, cash and cash equivalents amounted to EUR 4,070 million (EUR 4,653 million in 2024. At that date, undrawn credit lines totaled EUR 1,008 million (EUR 652 million in 2024), forwards hedging cash flows denominated in a currency other than the euro amounted to EUR 0 million (EUR -5 million in 2024) and long term restricted cash stood at EUR 10 million (EUR 21 million in 2024). Therefore, liquidity totaled EUR 5,088 million (EUR 5,320 million in December 2024) (Note 5.2). Infrastructure project companies At December 31, 2025, cash and cash equivalents (including short-term restricted cash) amounted to EUR 201 million (EUR 175 million in December 2024). Also, at that date undrawn credit lines stood at EUR 26 million (EUR 13 million in 2024), and were primarily arranged to cover committed investment needs. Long-term restricted cash amounted to EUR 252 million (EUR 380 million in December 2024). Liquidity (including long-term restricted cash) totaled EUR 480 million (EUR 557 million in December 2024). e) Equity risk exposure Ferrovial is exposed to the risk of fluctuations in its own share price. This exposure arises from equity swaps used in relation to the share-based remuneration schemes, the detail of which is shown in Note 5.5 to these consolidated financial statements. As the equity swaps are not classified as accounting hedges, the market value has an impact on profit or loss. Accordingly, a EUR 1 increase/ decrease in Ferrovial’s share price would have a positive/negative impact of EUR 2.8 million on Ferrovial’s net profit/(loss) in 2025. f) Exposure to inflation risk Most of the revenue from infrastructure projects is associated with prices tied directly to inflation. Therefore, an increase in inflation as is currently the case will increase cash flows from assets of this kind. The rise in inflation may have an adverse effect on operating margins under the construction contracts. However, a substantial part of the business portfolio is protected against the effects of rising inflation due to the existence of price adjustment contract clauses linked to inflation in certain jurisdictions, such as Poland or, in certain contracts, such as in Spain. In the absence of such clauses, the risk is hedged by closing the main direct costs at the time of bidding. g) Capital management The Group aims to achieve a debt-equity ratio that makes it possible to optimize costs while safeguarding the capacity to continue managing recurring activities and the capacity to continue to grow through new projects in order to create shareholder value. With regard to borrowings, the Ferrovial Group seeks to maintain a level of indebtedness, excluding infrastructure project companies, so as to retain an investment grade credit rating. To achieve this, a clear and consistent financial policy has been established in which a relevant metric refers to the maintenance of an ex-projects net debt (borrowings less cash and cash equivalents) to EBITDA ratio, plus project dividends, of no more than 2x. 5.5. FINANCIAL DERIVATIVES AT FAIR VALUE a) Breakdown by type of derivative, movements, maturity dates and main features The table below includes the fair values of the derivatives arranged at December 31, 2025, as well as the maturity dates of the notional amounts to which the derivatives relate (maturities of notional amounts are shown as positive figures and already-arranged future increases are presented as negative amounts): CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_395

SECTION 5: CAPITAL AND FINANCING STRUCTURE

INTEGRATED ANNUAL REPORT 2025

TYPE OF INSTRUMENT		FAIR VALUE	NOTIONAL MATURITIES					
(Million euro)		Balances at 12/31/2025	2026	2027	2028	2029	2030 and beyond	TOTAL
ASSET BALANCES		**382**	**719**	**78**	**5**	**1**	**2,840**	**3,642**
Index-Linked Swaps	P	139	(3)	(4)	(3)	(3)	91	78
FX derivatives: Cross Currency Swaps		146	–	–	–	–	2,236	2,236
FX derivatives: Forwards and Options		3	659	6	–	–	–	665
Interest Rate Swaps Energy Business Line	P	2	2	–	–	–	96	98
Interest Rate Swaps Airports Business Line	P	1	22	25	5	–	–	52
Interest Rate Swaps Highways Business Line	P	–	(7)	49	–	–	–	42
Interest Rate Swaps Construction Business Line	P	2	3	2	3	3	17	27
Interest Rate Swaps Other Business Line	P	–	–	–	–	–	–	–
Equity Swaps		44	43	–	–	–	–	43
Power Purchase Agreement	P	–	–	–	–	–	–	–
Other derivatives		45	–	–	–	–	400	400
LIABILITY BALANCES		**(150)**	**517**	**38**	**236**	**(123)**	**1,302**	**1,971**
Index-Linked Swaps	P	–	–	–	–	–	–	–
FX derivatives: Cross Currency Swaps		–	–	–	–	–	–	–
FX derivatives: Forwards and Options		(1)	246	1	1	2	10	260
Interest Rate Swaps Energy Business Line	P	(2)	231	2	2	2	91	329
Interest Rate Swaps Airports Business Line	P	–	–	–	–	–	–	–
Interest Rate Swaps Highways Business Line	P	(67)	37	32	229	(133)	773	938
Interest Rate Swaps Construction Business Line	P	–	–	–	–	–	–	–
Interest Rate Swaps Other Business Line	P	(2)	3	3	4	5	29	43
Equity Swaps		–	–	–	–	–	–	–
Power Purchase Agreement	P	(33)	–	–	–	–	–	–
Other derivatives		(45)	–	–	–	–	400	400
TOTAL		**232**	**1,236**	**116**	**241**	**(123)**	**4,142**	**5,613**

(P) - project companies; ( ) - ex project companies

The maturities of cash flows comprising the fair value of the derivatives are set out below:

TYPE OF INSTRUMENT		FAIR VALUE	CASH FLOW MATURITIES					
(Million euro)		Balances at 12/31/2025	2026	2027	2028	2029	2030 and beyond	TOTAL
ASSET BALANCES		**382**	**37**	**(7)**	**(6)**	**(5)**	**453**	**472**
Index-Linked Swaps	P	139	12	13	14	15	110	165
FX derivatives: Cross Currency Swaps		146	(22)	(20)	(20)	(20)	282	200
FX derivatives: Forwards and Options		3	3	–	–	–	–	3
Interest Rate Swaps Energy Business Line	P	2	(1)	(1)	(1)	–	7	5
Interest Rate Swaps Airports Business Line	P	1	–	–	–	–	–	1
Interest Rate Swaps Highways Business Line	P	–	–	–	–	–	–	–
Interest Rate Swaps Construction Business Line	P	2	–	–	–	–	1	2
Interest Rate Swaps Other Business Line	P	–	–	–	–	–	–	–
Equity Swaps		44	44	–	–	–	–	44
Power Purchase Agreement	P	–	–	–	–	–	–	–
Other derivatives		45	–	–	–	–	53	53
LIABILITY BALANCES		**(150)**	**(17)**	**(19)**	**(18)**	**(17)**	**(62)**	**(133)**
Index-Linked Swaps	P	–	–	–	–	–	–	–
FX derivatives: Cross Currency Swaps		–	–	–	–	–	–	–
FX derivatives: Forwards and Options		(1)	–	–	–	–	–	–
Interest Rate Swaps Energy Business Line	P	(2)	(1)	(1)	(1)	–	2	(1)
Interest Rate Swaps Airports Business Line	P	–	–	–	–	–	–	–
Interest Rate Swaps Highways Business Line	P	(67)	(16)	(18)	(17)	(16)	(10)	(77)
Interest Rate Swaps Construction Business Line	P	–	–	–	–	–	–	–
Interest Rate Swaps Other Business Line	P	(2)	–	(1)	–	–	(1)	(2)
Equity Swaps		–	–	–	–	–	–	–
Power Purchase Agreement	P	(33)	–	–	–	–	–	–
Other derivatives		(45)	–	–	–	–	(53)	(53)
TOTAL		**232**	**20**	**(26)**	**(24)**	**(22)**	**391**	**339**

(P) - project companies; ( ) - ex project companies

Index-linked swaps (ILS)

They relate solely to Autema project, which arranged an index-linked swap fixing the annual inflation rate at 2.5% in 2008 to hedge revenue variability, with a total notional of EUR 78 million. The underlying hedged items are the toll flows and price compensation flows received by the Catalan Regional Government, which are inflation-adjusted. The rise in inflation during 2025 had an impact of EUR -3 million on reserves and a fair value impact of EUR 7 million on results.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_396

Within the categories of foreign exchange derivatives, some of them are intended to hedge investments denominated in USD and CAD (see disclosure in Note 5.4.b), highlighting the following instruments: Foreign exchange derivatives: Cross-currency swaps (CCS) At December 31, 2024 Ferrovial SE recorded cross-currency swaps to hedge a corporate liquidity line in US dollars (Note 5.2.2). These instruments had a notional value of USD 260 million (EUR 250 million agreed equivalent value) and matured in 2025. They were cancelled on January 15, 2025. The group companies Cintra Infrastructure SE and 407 Toronto Highway BV have cross-currency swaps (CCS) hedging the net investment in USD and CAD, respectively. These instruments have a notional amount of EUR 1,971 million and EUR 139 million, respectively, with maturities from 2032 onward and a fair value of EUR 137 million and EUR 7 million. The result of the effectiveness tests carried out show that most of these derivatives are effective. The interest rate component of these derivatives, treated as cost of hedging, amounts to EUR -49 million and is recorded as reserves through other comprehensive income (OCI). As the coupons for the interest rate spread are paid, this cost is directly recognized as income. In addition, the impact of the investment hedges was EUR 216 million and was recognized as a translation difference through OCI. Additionally, 407 Toronto Highway BV has cross-currency swaps (CCS) with a notional amount of EUR 126 million that are not classified as accounting hedges and are recognized in net financial income/(expense) at fair value (EUR 2 million). Foreign exchange derivatives: Forwards and Options (FX) There are foreign exchange hedges, designed for the Group's CAD and USD investments. The notional amounts are EUR 210 million and EUR 635 million at December 31, 2025 (CAD 338 million and USD 747 million) (Note 1.3) and the fair value amounts are EUR -0.44 million and EUR 2.7 million, respectively. Value changes are recognized under currency translation differences in the amount of EUR 86 million in 2025. Additionally, movements of settlements and accruals would have an impact on the financial result (EUR 0 million in the current exercise), and a positive impact of EUR 43 million on cash. There are also hedges of foreign currency risk, for the volatility of future cash flows in foreign currencies or assets denominated in foreign currencies (primarily the Polish zloty). Their notional value stood at EUR 81 million at December 31, 2025, of which EUR 60 million corresponds to the Polish zloty. All of them expire in the short-term. Foreign exchange hedges for assets denominated in foreign currencies, recognized value changes as translation differences and amounted to EUR -5 million in 2025 (for effective derivatives). Finally, options, which are not classified as accounting hedges, are recognized in net financial income/(expense) at fair value, entailing nil expense during the year. Interest Rate Swaps (IRS) To hedge interest rate risk in infrastructure projects, the borrowings of which accrue variable interest (primarily Cintra Inversora Autopistas de Cataluña, S.A., NTE Mobility Partners, LLC, LBJ Infr. Group LLC, Autovía de Aragón, Centella, Misae Solar Plant, Depusa Aragón, Dalaman International Airport, and the UK Waste Treatment Business, Thalia - Waterbeach Plant), the companies have contracted interest rate hedges on project debt, establishing a fixed or increasing interest rate, for a total notional amount of EUR 1,530 million at December 31, 2025. Overall, the fair value of these hedges has changed from EUR -57 million at December 2024 to EUR -66 million at December 2025. In general terms, periodic hedge effectiveness measurements show that derivatives are effective, so changes in their fair value are recorded in reserves, amounting to EUR 15 million. The movement in settlements, accruals and also in ineffectiveness, had an impact on net financial income/(expense) of EUR -16 million and on cash of EUR 13 million (negative). Equity swaps (ES) The Company has arranged equity swaps for the potential financial impact of the exercise of share-based remuneration schemes granted to employees. The value of these swaps contracted by the Company change as the value of Ferrovial shares changes, and are therefore, treated as derivatives but not as accounting hedges (speculative), so the change in fair value of these derivatives is recognized through profit or loss as a fair value adjustment. These contracts are described below: • The calculation base comprises a given number of Ferrovial shares and a reference price, which is usually the share price on the execution date. • During the swap term, Ferrovial pays interest at a given interest rate (EURIBOR plus a spread to be applied to the result of multiplying the number of shares by the strike price) and receives remuneration equal to the dividends on those shares. • When the swap expires, if the share price has risen, Ferrovial will receive in cash the difference between the arithmetic mean of the share price during the observation period and the reference price, multiplied by the number of shares contracted. Otherwise, Ferrovial will pay the difference to the financial institution. Its fair value at December 31, 2025 is EUR 44 million. The change in value during the year was due to the increase in Ferrovial's share price from EUR 40.60 at December 31, 2024 to EUR 55.34 at December 31, 2025, entailing an impact of EUR 27 million under the income statement heading “Changes in the fair value of financial instruments”. The column “Impact on Net financial income/(expense)” includes the remuneration as income and the finance cost of these instruments as an expense in the amount of EUR -2 million (Note 2.6). The total impact of these instruments on cash resources amounted to EUR 10 million (positive). CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_397

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2025

At December 2025, these derivatives had a notional value equivalent to 1,580,364 shares which, based on the strike price of the equity swaps (price at which they must be settled with the banks), represented a total notional amount of EUR 43 million.

Power Purchase Agreements (PPAs)

Ferrovial has entered into power purchase agreements (PPAs) for the sale of energy in connection with the solar energy plants in Texas (Misae and Milano projects), currently under construction. These virtual or financial PPAs that do not involve the physical delivery to its end user of energy and are settled for the cash difference between the contract price and the market price, are classified as derivatives that fall within the scope of IFRS 9. For such financial contracts, Ferrovial applies cash flow hedge accounting, recognizing the variation in the fair value of these hedging instruments through other comprehensive income (OCI). The fair value reached EUR -33 million at December 2025 (EUR -33 million Misae, and EUR 0.1 million Milano).

Other derivatives

As other derivatives recognized in the liabilities heading, the Company includes the equity option related to the non-dilutive cash settled convertible bond issued on November 2025, as mentioned in Note 5.2 b.1.1.

This bond is treated as a hybrid instrument, combining the financial debt, and an embedded derivative with a notional value of EUR 400 million, measured at fair value (EUR -45 million) as a liability. Additionally, Ferrovial has purchased a call option on its own shares, mirroring the call embedded in the bond to offset its impact, with a fair value of EUR 45 million, recognized in the derivative assets heading.

b) Main effects on the income statement and equity

Set out below is a breakdown of the main derivatives arranged by fully-consolidated companies showing movements in fair values at December 31, 2025 and December 2024 and the effect on reserves, profit/(loss) and other balance sheet items:

	FAIR VALUE			EFFECTS						
TYPE OF INSTRUMENT (Million euro)	**Balances at 12/31/2025**	**Balances at 12/31/2024**	**Var.**	**EFFECT ON RESERVES (I)**	**FAIR VALUE EFFECT ON PROFIT/ (LOS S) (II)**	**EFFECT ON FINANCIAL PROFIT/ (LOSS) (III)**	**CASH (IV)**	**EXCHANGE RATE (V)**	**OTHER EFFECTS ON BALANCE SHEET OR INCOME**	**TOTAL**
Index-linked derivatives	**139**	**134**	**5**	**(3)**	**7**	**5**	**(12)**	**–**	**8**	**5**
Cash flow hedges	139	134	5	(3)	7	5	(12)	–	8	5
Interest rate derivatives	**(66)**	**(57)**	**(9)**	**15**	**4**	**(16)**	**14**	**(2)**	**(25)**	**(9)**
Cash flow hedges	(66)	(57)	(9)	7	4	(16)	14	(2)	(16)	(9)
Fair value hedges	–	–	–	9	–	–	–	–	(9)	–
Speculative	–	–	–	–	–	–	–	–	–	–
Cross-currency swaps	**146**	**43**	**103**	**(112)**	**1**	**(18)**	**14**	**217**	**1**	**103**
Cash flow hedges	–	2	(2)	1	–	1	(3)	–	1	(2)
Net foreign investment hedges	144	41	103	(112)	–	(18)	18	217	–	103
Speculative	2	–	2	–	2	–	–	–	–	2
Foreign exchange derivatives	**2**	**(40)**	**41**	**5**	**(12)**	**–**	**(52)**	**81**	**21**	**41**
Cash flow hedges	–	(2)	2	2	–	–	(3)	–	3	2
Fair value hedges	(1)	(5)	4	–	(3)	–	(6)	(5)	17	4
Net foreign investment hedges	2	(39)	41	3	(4)	–	(43)	86	–	41
Speculative	1	6	(5)	–	(5)	–	–	–	–	(5)
Equity swaps	**44**	**29**	**15**	**–**	**27**	**–**	**(10)**	**–**	**(2)**	**15**
Speculative	44	29	15	–	27	–	(10)	–	(2)	15
Power purchase agreement (PPA)	**(33)**	**–**	**(33)**	**(35)**	**1**	**–**	**–**	**1**	**–**	**(33)**
Cash flow hedges	(33)	–	(33)	(35)	1	–	–	1	–	(33)
Equity Options	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Speculative	–	–	–	–	–	–	–	–	–	–
TOTAL	**232**	**109**	**123**	**(130)**	**28**	**(29)**	**(46)**	**297**	**3**	**123**

Derivatives are recognized at market value at inception and at fair value at later dates. Changes in the value of these derivatives are recognized for accounting purposes as follows:

- Fair value changes during the year to the effective portion of cash flow hedging derivatives are recognized, with a balancing entry in reserves (column I).
- Fair value changes to derivatives that do not qualify for hedge accounting or are deemed to be speculative are recognized separately as a fair value adjustment in the Group's income statement (column II).
- "Effect on net financial income/(expense)" (column III) reflects the effects of the financing of interest flows accrued during the year.
- The "Cash" column (IV) refers to net settlements of receipts and payments during the year. Receipts are in negative, and payments in positives.
- The effect of foreign exchange fluctuations on currency translation differences from December 31, 2024 to December 31, 2025 is also presented separately (column V).
- The "Other effects on balance sheet or income" column shows the effects on operating profit/(loss), net financial income/(expense) (exchange rate) and other effects not previously mentioned (column VI).

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_398

c) Derivative measurement methods All the Group’s financial derivatives and other financial instruments carried at fair value are included in Level 2 of the fair value hierarchy since, though they are not quoted on regulated markets, they are based on directly or indirectly observable inputs, except the energy power purchase agreements, which qualify as financial derivatives and are on Level 3. Most of the fair value measurements are made by the Company using a tool developed in-house based on market best practices. However, all the internal valuations are reconciled against the values indicated by the counterparty banks on a monthly basis. Equity swaps are measured as the difference between the quoted share price on the calculation date and the unit settlement (strike) price agreed at inception, multiplied by the number of shares under the contract. The other instruments are measured by quantifying net future flows of payments and receipts, discounted to present value, as specified below: • Interest rate swaps (IRS): future flows tied to floating reference rates are estimated using market projections on the measurement date for each currency and settlement frequency. Each flow is discounted using the discount factors on the date of each settlement period and currency at the measurement date. • Index-linked swaps (ILS): future flows are estimated by projecting the future behavior implicit in the market curves on the measurement date for each currency and settlement frequency, for both reference interest rates and reference inflation rates. As in the cases described above, the flows are discounted at rates obtained at the measurement date for each flow settlement period and currency. • Foreign exchange derivatives (Cross-currency swaps: CCS): future flows tied to floating reference rates are estimated using market projections on the measurement date for each currency and settlement frequency. Each flow is discounted using the market zero-coupon rate corresponding to the settlement period and currency at the measurement date, taking account of cross-currency basis spreads. The present value of the flows in a currency other than the measurement currency is translated at the spot exchange rate prevailing at the measurement date. • Foreign exchange derivatives (forwards and options): as a general rule, future flows are estimated using the exchange rates and market curves associated with each currency pair (forward points curve), and each flow is discounted using the market discount rate corresponding to the settlement period and currency at the measurement date. For other more complex instruments (options, etc.), appropriate measurement methods are used for each instrument, taking into consideration the necessary market data. • Power purchase agreements (PPA): The future flows tied to floating energy prices are estimated taking into consideration the expected hourly energy production of the solar photovoltaic facility and the prices quoted by different future market electricity price providers for the relevant underlying. Each flow is discounted using the discount factors on the date of each settlement period and currency at the measurement date. Lastly, credit risk included when measuring derivatives under IFRS 9 is estimated as follows: • To calculate the adjustments associated with own and counterparty credit risk (CVA/DVA), Ferrovial applies a method based on calculating the future exposure of the various financial products using best market practices. A probability of default and a loss given default is applied to this potential exposure based on the parties’ business and credit quality, as well as a discount factor based on the currency and term at the measurement date. • To calculate probabilities of default for the Ferrovial Group companies, the Financial Risks Department assesses the counterparty’s rating (company, project, etc.) using an in-house, rating agency-based method. This rating is used to obtain market spread curves for the currency and term in question (generic curves per rating level). • Probability of counterparty default is calculated using the companies’ CDS curves, if they are available. Otherwise, the CDS curves of a similar entity (proxy) or a generic spread curve per rating level are used. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_399

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2025

SECTION 6: OTHER DISCLOSURES

This section includes other notes required by applicable legislation, not included in the previous sections, highlighting the note on litigations (6.5.1), guarantees (6.5.2), remuneration of the Board of Directors (6.7), and related-party transactions (6.8).

6.1. DEFERRED INCOME

Deferred income breaks down as follows at December 31, 2025 and 2024:

(Million euro)	2025	2024	Var. 25/24
Capital grants	1,186	1,372	(186)
Other deferred income	1	3	(2)
TOTAL DEFERRED INCOME	**1,187**	**1,375**	**(188)**

Capital grants awarded by government bodies relate entirely to infrastructure projects in the Highways business at December 31, 2025 and 2024.

These grants are primarily related to the following Highways projects: EUR 373 million and EUR 429 million for LBJ Infrastructure Group in 2025 and 2024, respectively. EUR 441 million and EUR 510 million for NTE Mobility Partners, in 2025 and 2024, respectively. EUR 177 million and EUR 205 million for NTE Mobility Partners Segments 3 LLC, in 2025 and 2024, respectively and, lastly, EUR 188 million and EUR 216 million for I-77 Mobility Partners LLC, in 2025 and 2024, respectively.

Amounts received by the US companies decreased by EUR 161 million in 2025, due to the US dollar's depreciation against the euro.

These capital grants are released to the income statement for each year at the same rate as the depreciation charged on the assets. As the charge estimated for the following 12 months is not significant, the balance as at December 31, 2025 is presented as non-current in the balance sheet. The impact of the grants on cash flows are presented as a decrease in investments for 2025, 2024 and 2023.

6.2. EMPLOYEE BENEFIT PLANS

This heading reflects the deficit in defined contribution pension plans and other employee retirement benefit plans. At December 31, 2025, the provision recognized in the balance sheet amounted to EUR 4 million and solely relates to Budimex (EUR 4 million at December 31, 2024).

6.3. PROVISIONS

The provisions recognized by the consolidated Group cover risks arising in the course of business. They are recognized using best estimates of the risks. This note provides a breakdown of all provisions disclosed separately on the liabilities side of the balance sheet. In addition to these items, other provisions net certain asset items and are disclosed in the specific notes on those assets.

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Movements in long- and short-term provisions presented separately on the liabilities side of the balance sheet are set out below at December 31, 2025:

(Million euro)	LITIGATION AND TAXES	REPLACEMENTS AND UPGRADES, IFRIC 12	OTHER LONG-TERM RISKS	TOTAL NON-CURRENT PROVISIONS	SHORT-TERM PROVISIONS	TOTAL
Balance at December 31,2024	**182**	**145**	**26**	**353**	**958**	**1,311**
Scope change and transfers	**15**	**(2)**	**(4)**	**9**	**1**	**10**
CHARGES:	**18**	**71**	**1**	**90**	**117**	**207**
Operating profit (loss)	15	-	1	15	116	131
Net financial income(expense)	3	6	-	9	1	11
Impairment and disposals	-	-	-	-	-	-
Corporate income tax	-	-	-	-	-	-
Fixed asset depreciation	-	65	-	65	-	65
REVERSAL:	**(20)**	**-**	**(1)**	**(21)**	**(64)**	**(85)**
Operating profit (loss)	(9)	-	(1)	(10)	(64)	(74)
Net financial income(expense)	-	-	-	-	-	-
Impairment and disposals	-	-	-	-	-	-
Corporate income tax	(11)	-	-	(11)	-	(11)
Fixed asset depreciation	-	-	-	-	-	-
APPLICATIONS	**(4)**	**(12)**	**-**	**(16)**	**(82)**	**(98)**
Foreign exchange differences	**(3)**	**(18)**	**-**	**(21)**	**-**	**(21)**
Balance at December 31, 2025	**188**	**184**	**22**	**395**	**929**	**1,324**

Litigation and tax provisions

This includes the following provisions:

- Provisions to cover possible risks resulting from lawsuits and litigation in progress, amounting to EUR 102 million and EUR 97 million in 2025 and 2024, respectively, and largely relating to the Construction business (EUR 96 million in 2025 and EUR 90 million in 2024). This provision is recognized and reversed against changes to provisions in operating profit/(loss) (Note 6.5.1).
- Provisions for tax claims, amounting to EUR 87 million for 2025 and 85 for 2024, arising in relation to local or central government duties, taxes or other levies as a result of the different possible interpretations of tax legislation in the various countries in which the Group operates (Note 6.5.1).

Provision for replacements under IFRIC 12

This heading includes provisions for replacement investments under IFRIC 12 (Note 1.3.3.2), totaling EUR 184 million and EUR 145 million in 2025 and 2024, respectively.

Provisions for other long-term risks

This heading includes provisions recognized to cover certain long-term risks other than those attributable to litigation or tax claims, such as third-party liability resulting from the performance of contracts, guarantees given and exposed to enforcement risk, and other similar items, which amounted to EUR 22 million at December 31, 2025 (EUR 26 million at December 31, 2024).

At December 31, 2025, it also contains the estimated cost of landfill closure and post-closure activities mainly related to Budimex. The provision is calculated based on a technical estimate of total landfill capacity consumed to date. It is recognized and reversed against changes to provisions in operating profit/loss, as and when the landfill closure costs are incurred. The balance recognized for this item at December 31, 2025 amounted to EUR 12 million. (EUR 16 million at December 31, 2024)

Short-term provisions

This heading relates essentially to provisions for contracts with customers, such as provisions for deferred expenses (relating to construction project close-out costs under the contract), amounting to EUR 328 million and EUR 325 million in 2025 and 2024 respectively), and provisions for budgeted losses totaling EUR 501 million and EUR 531 million in 2025 and 2024 respectively, related primarily to the Construction business line.

The main movement during 2025 is explained by the charges in provisions recognized amounting to EUR 116 million, partially offset by the reversals (EUR -64 million), and the application of provisions in the amount of EUR -82 million, highlighting the Construction business. Additionally, the reduction in the UK waste treatment business (Thalia) of EUR -22 million (EUR 4 million and EUR 26 million at December 31, 2025 and 2024, respectively), mainly explained by the agreement reached on December 2025 with the Isle of Wight Council for the early termination of that contract by the end of March 2026. Under this settlement, there has been a full release of all guarantees issued linked to this project. The termination payment has not had relevant impact in the P&L of the group as it was covered by the Future Losses Provision recognized for the Thalia Group.

For the accounting treatment of each provision, see Notes 1.3.3.3.and 1.3.3.4.v.

6.4. OTHER LONG-TERM PAYABLES

This heading mainly includes:

- Participating loans accruing interest granted by Spain's Central Government to Autovía de Aragón concession in the Highways business line, of which EUR 57 million at December 31, 2024 has been reclassified as short-term debt in 2025.

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• Debt owed by Dalaman International Airport to the administration for the concession fee, which amounted to EUR 231 million in the long term at the year-end (EUR 247 million at December 31, 2024). • Contractual payments to the Department of Transportation in Virginia under the concession agreement on the I-66 project related to the transit funding payment and the support for corridor improvement, which amounted to EUR 841 million (EUR 915 million at December 31, 2024). 6.5.CONTINGENT LIABILITIES, CONTINGENT ASSETS AND COMMITMENTS 6.5.1.Litigation The Group is exposed to risks derived from the resolution of litigation of different kinds arising in the ordinary course of its business. When such risks are deemed to be probable, provisions are booked using the best estimate of the expected disbursements necessary to settle the obligations arising from such litigation. These provisions are set out in Note 6.3. When such risks are less likely to materialize, contingent liabilities arise. No significant liabilities are envisaged to have a material adverse effect on the Group other than those for which provisions have already been recognized. There are also contingent assets, meaning assets that could arise from various proceedings in progress. Assets of this kind are not recognized in the financial statements unless it is virtually certain that they will materialize, as required by accounting legislation. There follows a description of the most significant litigation, in the Group's various business lines, including proceedings that may generate both liabilities or assets. a) Litigation and other contingent liabilities relating to the Highways business. Ongoing litigation as of December 2025 US Highways: NTE 35W On February 11, 2021, there was a multiple vehicle accident on the 35W highway in Fort Worth, Texas involving 133 vehicles and resulting in six deaths and numerous injuries. As a result of this incident, the concession company NTE Mobility Partners Segment 3 LLC, which is 53.66% owned by Ferrovial, together with other Group Co-Defendant entities and several non-Group US companies, was a party in 29 claims that were filed. Of these, as of today, the six fatality cases have been fully resolved by the parties. As to the other 23 claims related to injury cases, 2 have been fully resolved and 1 is partially resolved. Discovery is still ongoing in the remaining cases. Following consultation with external legal advisors, the concession company expects no material impact even in the event of an unfavorable ruling, in view of the insurance policies in place. Therefore, no provision has been recorded to date in relation to this risk. Portugal: Auto-Estradas Norte Litoral, S.A. The insolvency estate of J. Gomes - Construções do Cávado, S.A., (the “J. Gomes Parent”) filed a civil lawsuit against Cintra Infrastructures SE (“CISE”) seeking the invalidity of its purchase of shares in Auto-Estradas Norte Litoral, S.A. ("AENL”) (the “AENL Shares”) by CISE from J. Gomes – Concessões Norte, Unipessoal, Lda. (the “J. Gomes Subsidiary”), a fully-owned subsidiary of J. Gomes Parent. The claimant, J. Gomes Parent, requested, among other things, that CISE return the AENL Shares to the claimant plus an amount corresponding to the total dividends received in connection with those shares since the date on which the sale took place. The Parties decided to settle the lawsuit and negotiated a settlement agreement according to which they withdraw all claims against the other party and mutually waive (i) the right to claim legal costs, and (ii) the right to appeal or claim nullity of the judgment. The Parties also acknowledged that there are no outstanding claims, demands or rights between them. The settlement agreement was approved by the Claimant’s Creditors Committee, then executed on December 9, 2025, and approved by the Court on December 18, 2025. The settlement agreement is final as from January 6, 2026. Certification of “res judicata” was issued on January 16, 2026, thus ending the process. b) Litigation relating to the Construction business The Construction business line is involved in several ongoing legal proceedings, relating principally to potential construction defects in the building work it has completed and claims for civil liability. As indicated in Note 6.3, as of December 31, 2025, provisions amounting to EUR 96 million had been recorded in relation to these proceedings. The provision for each of the lawsuits corresponds to the best estimate made by Ferrovial on the possible impact. Below is a description of the most relevant lawsuits. Ongoing litigation as of December 2025 Construction business Spain In 2019, the Spanish National Markets and Competition Commission (CNMC) initiated penalty proceedings against Ferrovial Construcción, S.A. and other construction firms for alleged anti-competitive behavior. SECTION 6: OTHER DISCLOSURES INTEGRATED ANNUAL REPORT 2025 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_402

On July 6, 2022, the CNMC issued a resolution finding that Ferrovial Construcción S.A. had committed a “very serious infringement” of Article 1 of Law 15/2007, of July 3, 2007, on the Defense of Competition and Article 101 of the European Union Treaty, and imposing a fine of EUR 38.5 million. Ferrovial Construcción, S.A. filed a contentious-administrative appeal against the CNMC’s resolution in the Spanish National High Court on October 4, 2022. The claim also requested a precautionary measure staying enforcement. On December 9, 2022, the Spanish National High Court agreed to suspend the resolution issued by the CNMC’s Competition Court, pending its decision on the contentious-administrative appeal. The Group considers the outcome of this lawsuit is unlikely to be unfavorable and therefore no amount has been provisioned in this respect. D4R7 project (Slovakia) There are four environmental matters involving D4R7 Construction s.r.o. (Ferrovial Construction 65% and Porr 35%) relating to technical violations allegedly committed during execution of the D4R7 highway project in Bratislava, Slovakia. The investigations, though criminal in nature, seek monetary damages and allege (i) failure to obtain permits for soil excavation in Jánošíková (EUR 8.7 million), (ii) extraction of protected land in Blatná na Ostrove without permits (EUR 6.6 million), (iii) unauthorized handling of recycled material for an embankment in Jarovce (potential low six-figure fine), and (iv) improper use of recycled material at Eurovea 2 (EUR 15.2 million). These matters are at different procedural stages, and the Group considers it improbable that they will result in financial risk; therefore, no provisions have been set aside. Bucaramanga Project (Colombia) In December 2023, the National Infrastructure Authority (NIA) of Colombia imposed a fine for project delays on the concessionaire for the Ruta del Cacao project, Concesionaria Ruta del Cacao, S.A.S. The fine flows on a “back-to-back” basis to Consorcio Ferrocol Santander (CJV), the entity responsible for the construction of the project in which Ferrovial Construcción has a 70% stake. On January 13, 2025, the NIA ratified the amount of the fine, making it due and payable in February 2025. The concessionaire and CJV then initiated a proceeding seeking a declaration of force majeure. If the proceeding is successful, the NIA will be compelled to reduce and potentially nullify the fine amount. A decision confirming force majeure was issued on September 15, 2025. Since then, two arbitration proceedings have been initiated against ANI, one being a domestic proceeding requesting the annulment and, alternatively, the reduction of the fine, and a second international proceeding regarding whether the works necessary for the completion of the Project fall within scope. The Group has fully considered the foregoing in its financial statements. I-66 project (USA) In 2016, FAM Construction, LLC (in which Ferrovial Construction US Corp. holds a 70% interest and Allan Myers VA holds a 30% interest) was awarded the design and construction of the Interstate 66 Outside the Beltway project. In June 2024, project completion was agreed with the Virginia Department of Transportation. FAM Construction, LLC filed a lawsuit in January 2024 for costs incurred due to the COVID-19 pandemic and associated matters, which remains open. These claims have been considered in the calculation of the Group’s future loss provisions in accordance with IFRS 15. Power unit in Turów (Poland) On January 17, 2025, Budimex S.A. received a lawsuit claiming EUR 248.2 million in liquidated damages and other damages for, among other things, the reduced availability of the power unit and alleged delays in the remediation of disputed defects. The action was brought by the state- owned energy producer, PGE Górnictwo i Energetyka Konwencjonalna S.A. against the consortium responsible for the construction of a new power unit at the Turów Power Plant. The consortium comprises Mitsubishi Power Europe GmbH (52.84%), Técnicas Reunidas, S.A. (23.58%) and Budimex, S.A. (23.58%). Taking into account the amount claimed and the associated costs involved with defending this lawsuit, the potential risk has been duly provisioned in accordance with Budimex's share in the consortium. Currently the parties are in the process of mediation. c) Litigation and other contingent liabilities relating to the Energy business Ongoing contingent liabilities as of December 2025 Centella Project (Chile) In 2018, the Republic of Chile awarded the design, construction and operation of a new 252 km, 220 KV- 580 MVA-double circuit transmission line ("Centella Project") to Centella Transmisión S.A. (an indirect wholly owned subsidiary of Ferrovial SE). The project commenced operation on June 27, 2024 as formally acknowledged by the relevant authority on January 15, 2025. Pursuant to restated terms of the award, commencement of operations of the transmission line should have occurred no later than January 15, 2024, but during construction, the project suffered certain delays due to unforeseen circumstances, including different force majeure events. In particular, on August 26, 2024, an extension of the final milestone (CoD) of the contract was successfully granted by the Ministry of Energy as a consequence of one of those force majeure events. Of the different force majeure events requested by Centella Transmisión S.A. to the Ministry of Energy, there are -as of today- two proceedings still pending, whose outcome could enable the Authority to call a guarantee bond and may apply certain penalties under the contract. Although force majeure must be evaluated on a case-by-case basis, in the past the Ministry of Energy has granted different extensions of milestones due to force majeure events in the Centella Project and in other transmission projects in Chile. The Group has a provision to cover the estimated risk. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_403

SECTION 6: OTHER DISCLOSURES
INTEGRATED ANNUAL REPORT 2025

d) Tax-related litigation

Ongoing litigation as of December 2025

As indicated in Note 6.3, Ferrovial has recorded provisions for taxes in its balance sheet for a total amount of EUR 84 million at December 31, 2025 (EUR 84 million at December 31, 2024).

These provisions essentially relate to ongoing litigation arising from tax assessments raised following tax audits in Spain for a disputed sum of EUR 198 million at December 31,2025 (EUR 200 million at December 31, 2024), the most significant amounts relating to corporate income tax (CIT) and VAT for the periods 2002 to 2019.

Tax proceedings related to the tax amortization of financial goodwill on the acquisitions of Amey and Swissport

Ferrovial, the Kingdom of Spain and other Spanish companies concerned successfully applied to the General Court of the European Union for annulment of the Third Commission's decision of October 15, 2014.

The Commission challenged before the Court of Justice the judgments whereby the General Court annulled its decision (Judgments of September 27, 2023). The Court of Justice dismissed the Commission's appeals (Judgments of Jun 26, 2025).

The Court notes that it is expressly stated in the initial decisions that the exceptions to the cessation and recovery obligations relate to both direct and indirect acquisitions of shareholdings. Since it had been finally established that those initial decisions were lawful, the General Court was required to infer from them, as it did, that those exceptions related to both types of shareholding acquisition. Both those types of shareholdings are therefore protected by the legitimate expectations recognized by the Commission in the initial decisions. In addition, the principle of legal certainty precludes the Commission from classifying the tax deduction of the financial goodwill resulting from indirect acquisitions of shareholdings as a new State aid scheme which has been implemented unlawfully.

As a consequence of this Judgment, a favorable decision is expected in the appeal pending before the Spanish Supreme Court regarding this same tax concept for the audited years 2002-2005 (disputed amount of EUR 44 million). As the Group considers there are sound grounds supporting its procedural stance in this proceeding, no provision has been recorded as of December 31, 2025. Additionally, the Company expects the Group to recover from the Spanish Tax Agency the initially claimed and paid amount of EUR 45 million, plus delay interest, in relation to the years 2006 to 2021.

Matters previously reported

Unconstitutional Royal Decree-Law 3/2016

On January 18, 2024, the Spanish Constitutional Court announced its ruling related to Royal Decree-Law 3/2016 (RDL 3/2016), on tax measures aimed at the consolidation of public finances, which amended corporate income taxation by limiting the offsetting of net operating losses (25% current limit versus 70% prior to RDL 3/2016), establishing limits on the application of double taxation deductions and forcing the inclusion in the tax base of impairment losses on portfolio investments deducted in previous years.

The Spanish Constitutional Court ruling resolves that the use of the Royal Decree-Law is not suitable for amending the essential elements of Corporate Income Tax (CIT), and that this practice infringes constitutional requirements. Based on the above-mentioned grounds, the Spanish Constitutional Court overturned RDL 3/2016, which is considered null and void. The Company filed several lawsuits with respect to its CIT assessment for tax years 2016 through 2023 based on the same argument.

As a result of the Constitutional Court's ruling, the Company has obtained favorable decisions in the litigation aimed at challenging Royal Decree-Law 3/2016. The Spanish Tax Authority is currently in the process of enforcing the decisions favorable to Ferrovial. The Group recognized in December 2024 a positive impact of EUR 30.6 million, out of which EUR 15 million have already been recovered in 2025 in procedures that have been executed, and approximately EUR 15 million will also be recovered.

6.5.2. Guarantees

a) Bank guarantees and other guarantees issued by insurance companies

In the course of business, the Group is exposed to possible risks the materialization of which is uncertain, relating to liability under the various contracts entered into in its business lines.

The Group obtains bank guarantees and other guarantees issued by insurance companies to cover potential liabilities arising in the course of business. At December 31, 2025, the balance amounted to EUR 7,939 million (EUR 8,260 in 2024).

The following table contains a breakdown of the risk covered in each business area:

(Million euro)	Dec. 2025	Dec. 2024
Construction	6,838	7,074
Highways	554	476
Airports	88	355
Energy	319	199
Other	140	157
TOTAL	**7,939**	**8,260**

The EUR 7,939 million, by type of instrument, relates to: i) EUR 2,590 million in bank guarantees; ii) EUR 4,531 million in guarantees provided by bonding agencies and iii) EUR 818 million in bank guarantees provided by insurance companies.

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

These guarantees cover the liability to customers for the proper performance of construction or services contracts involving Group companies; the guarantee would be enforced by the customer where a project is not carried out.

Despite the significant amount of these guarantees, the impact that might arise is very low, since the Group companies perform contracts in accordance with the terms and conditions agreed upon with the customers and recognize provisions within the results of each contract for potential risks that might arise from such performance (Note 6.3).

During the 2025 financial year EUR 125 million was issued for photovoltaic plants in the United States, EUR 93 million for the Misae Solar IV project, and EUR 32 million for the Milano Solar project.

Lastly, of the total amount of the Group's bank guarantees for continuing operations listed in the above table, EUR 105 million secures commitments to invest in the capital of infrastructure project companies, mainly JFK-NTO (Note 6.5.3) and a photovoltaic plant in the United States.

b) Guarantees given by Group companies for other Group companies

As indicated previously, in general guarantees are provided among the Group companies to cover third-party liability arising from contractual, commercial or financial relationships.

Although these guarantees do not have any effect at the Group's consolidated level, there are certain guarantees provided by ex-infrastructure project companies to infrastructure project companies (Note 1.1.2) which should be noted due to the classification of project borrowings as non-recourse debt (see Note b.1). Contingent capital guarantees).

b.1) Guarantees provided by ex-infrastructure project companies to infrastructure project companies to secure borrowings, which could give rise to future additional capital disbursements should the guaranteed events take place (contingent capital guarantees).

Two types of guarantees are given by ex-infrastructure project companies to infrastructure project companies:

- Guarantees securing the proper performance of construction and service contracts (Note 6.5.2.a).
- Guarantees related to risks other than the correct performance of construction and service contracts, which could give rise to future additional capital disbursements should the guaranteed events take place (some of which are also included in note 6.5.2.a) because they are bank guarantees).

The latter guarantees are explained in further detail in this section since, as mentioned in Note 5.2. on cash and the cash equivalent and borrowings, infrastructure project company borrowings are without recourse to the shareholders or with limited recourse to the guarantees provided and, therefore, it is relevant to distinguish the guarantees which, should the guaranteed event occur, could be enforced and lead to payments to the infrastructure project companies or the holders of their debt, other than the committed capital or investment mentioned in Note 6.5.3. They are referred to as contingent capital guarantees.

The following table details, by beneficiary company, purpose and maximum amount, of outstanding guarantees of this nature at December 31, 2025 relating to fully consolidated infrastructure project companies. It should be noted that these amounts relate to Ferrovial's share:

BENEFICIARY COMPANY (PROJECT)	GUARANTEE PURPOSE	Dec. 2025
Conc. Prisiones Lledoners	Technical guarantee to repay amounts to the bank in the event of termination of the contract. Does not cover insolvency (default) or breach by the awarding entity.	59
Centella	Guarantee to cover potential contribution of own resources, in the event that fines are imposed for construction delays.	10
I-66	Several bank guarantees due to disputed amounts owed to Virginia Department of Transport and to replace reserve accounts.	60
Misae Solar IV	Several parent company guarantees covering the Storm Insurance, the Contingent Equity, the Tax Equity Bridge Loan and the Cash Diversion	115
TOTAL GUARANTEES FOR FULLY-CONSOLIDATED INFRASTRUCTURE PROJECTS		**244**

b.2) Other guarantees given to waste treatment plant companies (Note 3.2.)

During 2025, the Thalia Group has operated waste treatment facilities in Allerton, Northampton, Cambridge, Milton Keynes and the Isle of Wight in the UK, with the majority of the facilities operated under concession contracts.

In December, Thalia Group reached an agreement with the Isle of Wight Council for the early termination of that contract by the end of March 2026. Under this settlement, there has been a full release of all guarantees issued in relation to this project. The termination payment has not had a relevant impact on the Group's P&L, as it was covered by the Future Loss Provision recognized for the Thalia Group.

As indicated in Note 6.3., at year-end 2025, the Group has a provision for future losses relating to these plants in the amount of GBP 3 million (GBP 22 million as of December 31, 2024). The provision does not include business overheads estimated at GBP 9 million per annum.

For the Milton Keynes and Allerton projects, the current status is: the Milton Keynes' contract is expected to expire in 2026 and no material issues are open; and the Allerton plant had performance issues during 2025, and the superheater has been replaced.

After the settlement with the Isle of Wight Council, the exposure to outstanding guarantees issued by the Thalia Group is estimated at GBP 97 million (GBP 295 million as of December 31, 2024). Ferrovial's exposure is limited to the guaranteed amount, but this limitation may be disapplied under certain scenarios, e.g. death or personal injury, fraud, willful misconduct and /or criminal conduct or abandonment.

c) Guarantees given in divestment processes

The sale agreements entered into during the divestment of the former Services business include various guarantees given to the buyers in connection with a number of potential lawsuits or litigation in progress on the transaction dates.

INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_405

Guarantees that met the relevant requirements of accounting legislation (IAS 37) were provisioned at the year-end. These provisions amount to EUR 19 million. The main guarantees are as follows: Litigation relating to the penalty proceedings opened by the Spanish National Markets and Competition Commission (CNMC) in relation to the road maintenance sector: In July 2019, the CNMC initiated penalty proceedings against Ferroser Infraestructuras, S.A. (currently Serveo Infraestructuras S.A.), as well as against other companies in the sector, due to alleged anti-trust practices during tendering for maintenance and operation services for the State Road Network, arranged by the Ministry of Public Works. In August 2021, notice was received of a Resolution by the CNMC’s Board declaring a very serious infringement of Article 1 of the Spanish Competition Law (LDC) and Article 101 of the Treaty on the Functioning of the European Union (TFUE). The Board imposed a fine of EUR 5.7 million. A contentious-administrative appeal was filed against the resolution at the National High Court. In December 2021, notification was received of the admission of the appeal. On February 22, 2022, notification was received of the decision to suspend the penalty resolution in relation to both the fine and the prohibition on contracting. The appeal was suspended on May 10, 2022. Ferroser Infraestructuras, S.A. (now Serveo Infraestructuras, S.A.) is one of the companies sold as a result of the divestment of the infrastructure maintenance business in Spain completed on January 31, 2022 and is therefore no longer controlled by Ferrovial SE. Ferrovial gave a guarantee of EUR 6 million to the buyer in relation to this lawsuit. This guarantee will remain valid until the Court authorizes its cancellation, either following the settlement of the sanction amount by Serveo Infraestructuras, S.A. or as otherwise determined by the Court's ruling (e.g., in the event of the sanction is reduced and the amount is paid or the sanction is declared null and void). This amount has been provisioned. Tax proceedings At December 31, 2022, guarantees had been granted to PREZERO in connection with various ongoing tax proceedings. The guarantees, which have been provisioned, amount to EUR 4.4 million. d) Security interests in assets The security interests in assets, are described in the following notes: • Guarantees given for fixed assets (Note 3.4). • Security interests in deposits or restricted cash (Note 5.2). e) Guarantees received from third parties At December 31, 2025, Ferrovial had received guarantees from third parties totaling EUR 1,756 million (EUR 1,575 million at December 31 2024), mainly in the Ferrovial Construction companies in the United States (EUR 1,360 million), the Budimex Group (EUR 180 million) and other construction companies (EUR 216 million), highlighting UK (EUR 116 million) and Spain (EUR 36 million). These third party guarantees are technical guarantees that are offered by certain subcontractors or suppliers mainly in the construction business in order to guarantee full compliance with their contractual obligations with regard to the work they are engaged to complete, and may not be sold or pledged. 6.5.3. Commitments As described in Note 1.1, infrastructure contracts have a long-term nature where the concession operator is a company in which the Group has interests, either alone or together with other partners, and the borrowings necessary for financing the project are allocated to the project itself, without recourse to the shareholders or with recourse limited to the guarantees provided, under the terms set forth in Note 5.2. From a management viewpoint, Ferrovial takes into account only the investment commitments related to project capital, since the investment in the assets is financed by the project company’s borrowings. a) Investment commitments The investment commitments undertaken by the Group in relation to capital contributions to infrastructure projects amount to EUR 149 million (EUR 427 million in 2024). The decrease during the year 2025 is mainly explained by the capital contributions made by Ferrovial to the New Terminal One at New York’s JFK Airport. The investment commitments to the New Terminal One at New York's JFK Airport at 31 December 2025 amount to EUR 63 million (EUR 329 million in December 2024). A breakdown of the Group’s commitments to invest capital in infrastructure project companies is as follows: SECTION 6: OTHER DISCLOSURES INTEGRATED ANNUAL REPORT 2025 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_406

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

(Million euro)	2026	2027	2028	2029	2030	2030 AND BEYOND	TOTAL
Energy	61	–	5	5	–	–	71
INVESTMENTS IN FULLY- CONSOLIDATED INFRASTRUCTURE PROJECT COMPANIES	**61**	**–**	**5**	**5**	**–**	**–**	**71**
Highways	–	15	–	–	–	–	15
Airports	63	–	–	–	–	–	63
Construction	1	–	–	–	–	–	1
INVESTMENTS IN EQUITY- ACCOUNTED INFRASTRUCTURE PROJECT COMPANIES	**63**	**15**	**–**	**–**	**–**	**–**	**78**
TOTAL INVESTMENTS IN INFRASTRUCTURE PROJECT COMPANIES	**124**	**15**	**5**	**5**	**–**	**–**	**149**

On top of the committed investments shown above, commitments were made to invest up to EUR 30 million in investment funds in which Ferrovial holds non-controlling interests that invest in innovation projects.

In addition, commitments were made to invest up to EUR 199 million in projects primarily engaged in highways and renewable energy assets pending financial close.

b) Environmental commitments

Any operation undertaken mainly to prevent, reduce or repair damage to the environment is treated as an environmental activity.

Costs incurred to protect and improve the environment are taken to profit or loss in the year in which they are incurred, irrespective of when the resulting monetary or financial flow takes place.

Provisions for probable or certain environmental liability, litigation in progress and indemnities or other outstanding obligations of undetermined amount not covered by insurance policies are recorded when the liability or obligation giving rise to the indemnity or payment arises.

6.6. SHARE-BASED REMUNERATION SCHEMES

Performance-based share plan.

Executive Directors participate in a long-term variable remuneration scheme based on performance share plans, in which other executives and key professionals of the Group also participate (the "LTVR"). These plans are usually structured in overlapping multiyear cycles (currently three years), with "units" being granted annually. These "units may be converted into shares at the end of the vesting period (currently three years) if the performance metrics to which the LTVR is subject are met). The LTVR can be summarized as follows:

The 2023-2025 plan

- The 2023-2025 Long Term Remuneration Plan (the "LTRP") was approved for the Executive Directors and certain other managers of the Group by the Ferrovial Board on December 15, 2022. The 2023-2025 LTRP was also consequently approved for the Executive Directors at the General Meeting of Ferrovial, S.A. on April 13, 2023.
- The 2023-2025 LTRP provides for the annual grant of "units", potentially convertible into shares, in 2023, 2024 and 2025. These shares, as the case may be, will be delivered in the year in which the third anniversary of the grant of the corresponding units is reached (i.e., 2026 for the 2023 grant, 2027 for the 2024 grant and 2028 for the 2025 grant).
- The "units" granted under the 2023-2025 LTRP may be converted into shares if (i) the beneficiaries remain in the Company for a period of three years from the date of grant of the units, except in circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial aspects, value creation for the company and ESG targets are met, as approved by the Board of Directors and General Meeting of Ferrovial, S.E.

The 2023-2025 plan for the Executive Directors, was submitted for approval at the general shareholders' meeting of Ferrovial International SE as it pertains to the plan post-Merger implementation on June 13, 2023, and was approved during this meeting (with effect from the date on which the Merger became effective).

There were 1,549,287 shares outstanding on December 31, 2025 relating to these plans, as commented in Note 5.1.1.

Changes to the share-based remuneration schemes in 2025, 2024, and 2023 are summarized below:

	2025	2024	2023
Number of shares at beginning of year	**1,729,752**	**1,953,016**	**1,782,127**
Plans granted	463,127	543,320	653,611
Plans settled	(518,434)	(538,868)	(277,493)
Shares surrendered and other	(106,383)	(200,618)	(192,425)
Shares exercised	(18,775)	(27,098)	(12,804)
Number of shares at year-end	**1,549,287**	**1,729,752**	**1,953,016**

These share award plans are addressed in Note 6.7 on remuneration of executive directors and senior managers.

The impact of these remuneration schemes on the Group's income statement in 2025 was an expense of EUR 15 million (expense of EUR 13 million in 2024 and income of EUR 11 million in 2023) with a balancing entry in equity.

INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_407

SECTION 6: OTHER DISCLOSURES
INTEGRATED ANNUAL REPORT 2025

Measurement of performance-based share plans

These plans were accounted for as a future and therefore the value of the foreseeable dividends up to the delivery date is discounted to the value of the shares at the grant date using a rate of return equal to the average cost of borrowings over the share award period. It is equity settled and thus measured when granted. The initially calculated value is not re-estimated. The related amounts are recognized under "Staff costs" with a balancing entry in reserves.

6.7. REMUNERATION OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT

6.7.1. Directors' remuneration in their capacity as such (i.e. for their membership of the Board)

Under the Company's current remuneration scheme, regulated by Article 8.5 of its Articles of Association, the Company has a policy in respect of the remuneration of Executive Directors and Non-Executive Directors. This policy, whether or not combined for Executive Directors and Non-Executive Directors, is proposed by the Board for adoption by the General Meeting.

The new Directors' Remuneration Policy adopted by the General Meeting of Ferrovial SE on April 24, 2025, and applicable retroactively from January 1, 2025, introduced the following amendments to the Directors' remuneration in their capacity as such:

- The maximum amount of the annual remuneration for all Directors is set at EUR 2,280,000 for the duration of the Policy (vs EUR 1,900,000 in the former Directors' Remuneration Policy).
- The Directors' remuneration comprises the following elements: (i) a fixed allocation, paid on a quarterly basis; (ii) attendance fees for effective attendance to the Board and Committee meetings; and (iii) payment in shares: Directors may receive up to a maximum of 20% of their total annual gross remuneration in shares instead of cash. The award of these shares is not linked to any performance metrics and are awarded for long-term investment purposes, subject to a holding period of the earlier of 3 years or the end of their term as Directors

The remuneration of Directors shall be reasonable in proportion to the importance of the Company, the financial situation in which it finds itself at each moment and the market standards at comparable companies. It should be sufficient to attract and retain Directors with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgment of the Non-Executive Directors. On the same date, these financial statements are approved, the Board of Directors approves a Remuneration Report which is published on the Company's website as part of the Management Report. The report describes in greater detail aspects of the Company's remuneration policy applicable in the current year, providing an overview of how it has been applied in 2025. The table below shows the itemized remuneration of the members of the Board of Directors in their capacity as such accrued during 2025 and 2024.

Should more meetings be held than initially envisaged or, for any other reason, the total maximum annual amount for all Directors be exceeded, the difference will be deducted first from the fixed allocation, proportionally for each Director according to his or her status. If the sum of the attendance fees and the fixed allocation does not reach the said maximum annual amount, the difference (the "remainder") may be distributed among the Directors on a pro rata basis according to their term of office during the year, if so decided by the Board.

The difference between the amounts of attendance fees and fixed allocation in 2025 and 2024 is due to: (i) the increase in the amount of these elements in 2025 as per the new Director's Remuneration Policy; and (ii) there were more meetings in 2024 than in 2025.

This table does not include remuneration received by the Executive Directors for discharging executive duties at the Company, as described in Note 6.7.2.

				2025
DIRECTOR (Thousand euro) (a)	**FIXED ALLOCATION (b)**	**ATTENDANCE FEES**	**TOTAL (c)**	**NET NUMBER OF SHARES RECEIVED (d)**
Rafael del Pino	174	113	287	428
Oscar Fanjul	160	83	243	469
Ignacio Madridejos	119	56	175	261
María del Pino	119	56	175	338
José Fernando Sánchez-Junco	119	66	185	357
Philip Bowman	119	56	175	338
Hanne Sorensen	119	44	163	242
Bruno Di Leo	119	55	174	335
Juan Hoyos	119	56	175	338
Gonzalo Urquijo	119	64	183	353
Hildegard Wortmann	119	49	168	324
Alicia Reyes	119	56	175	338
TOTAL	**1,524**	**756**	**2,280**	**4,121**

(a) The amounts in the table are rounded up.

(b) The fixed allocation includes the pro rata distribution of the remainder.

(c) The Directors' remuneration for 2025 (EUR 2,280 thousands gross) also comprises the value of the shares delivered. The net number of shares delivered to Directors amounts to 4,121 shares.

(d) As adopted by the Board, the gross value of the shares each Director is entitled to receive represents 16.7% of the Directors' total annual gross remuneration.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_408

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

DIRECTOR (Thousand euro) (a)	FIXED ALLOCATION	PER DIEMS	SUPLEMENTARY FIXED ALLOCATION (b)	TOTAL
				2024
Rafael del Pino	35	103	107	245
Oscar Fanjul	35	76	96	206
Ignacio Madridejos	35	51	61	148
María del Pino	35	51	61	148
José Fernando Sánchez-Junco	35	58	61	154
Philip Bowman	35	49	61	145
Hanne Sorensen	35	35	61	131
Bruno Di Leo	35	49	61	145
Juan Hoyos	35	51	61	148
Gonzalo Urquijo	35	56	61	152
Hildegard Wortmann	35	36	61	132
Alicia Reyes	35	49	61	145
TOTAL	**420**	**665**	**815**	**1,900**

(a) The amounts in the table are rounded up

(b) The supplementary fixed allocation includes the pro rata distribution of the remainder.

6.7.2. Individual executive directors' remuneration

a) Remuneration accrued in 2025, 2024 and 2023

In 2025, the following remuneration accrued to the executive directors for the performance of their functions, irrespective of the remuneration referred to in the preceding section.

The 2025 information is shown in the following table:

EXECUTIVE DIRECTORS' REMUNERATION * (Thousand euro)	RAFAEL DEL PINO (2)	IGNACIO MADRIDEJOS (2)	TOTAL
			2025
Fixed remuneration	1,650	1,600	3,250
Variable remuneration	3,053	2,298	5,351
Life insurance premiums	12	7	19
Other remuneration in kind	3	31	34
Plans linked to shares (1)	2,049	2,049	4,098
Total 2025	**6,767**	**5,985**	**12,752**

*Remuneration as executive directors

(1) In March 2025, a number of shares were delivered based on the level of attainment of the metrics corresponding to the units granted in 2022 , after deducting the applicable withholding taxes. The shares received by Rafael del Pino and Ignacio Madridejos were reported to the Dutch Authority for the Financial Markets -AFM- (De Autoriteit Financiële Markten) on 19 March 2025.

With respect the remuneration as recorded as expense by the Company in financial year 2025, the Company recorded an expense for the share-based compensation plans under IFRS 2 in fiscal year 2025 relating to the 2022, 2023, 2024, and 2025 Performance Share Plans, amounting to EUR 1,235 thousand for the Chairman and EUR 1,827 thousand for the Chief Executive Officer.

The 2024 information is shown in the following table:

EXECUTIVE DIRECTORS' REMUNERATION * (Thousand euro)	RAFAEL DEL PINO (2)	IGNACIO MADRIDEJOS (2)	TOTAL
			2024
Fixed remuneration	1,500	1,450	2,950
Variable remuneration	2,786	2,097	4,883
Life insurance premiums	11	7	18
Other remuneration in kind	3	36	39
Plans linked to shares (1)	1,946	1,946	3,892
Total 2024	**6,246**	**5,536**	**11,782**

*Remuneration as executive directors

(1) In March 2024, a number of shares were delivered based on the level of attainment of the metrics corresponding to the units granted in 2021, after deducting the applicable withholding taxes. The shares received by Rafael del Pino and Ignacio Madridejos were reported to the Dutch regulator, the AFM (Autoriteit Financiële Markten), both on 14 March 2024.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_409

SECTION 6: OTHER DISCLOSURES
INTEGRATED ANNUAL REPORT 2025

The 2023 information is shown in the following table:

			2023
EXECUTIVE DIRECTORS' REMUNERATION * (Thousand euro)	RAFAEL DEL PINO	IGNACIO MADRIDEJOS (2)	TOTAL
Fixed remuneration	1,500	1,313	2,813
Variable remuneration	2,809	1,926	4,735
Life insurance premiums	10	5	15
Other remuneration in kind	3	13	16
Plans linked to shares (1)	795	795	1,590
Total 2023	**5,117**	**4,052**	**9,169**

*Remuneration as executive directors

(1) In March 2023, a number of shares were delivered based on the level of attainment of the metrics corresponding to the units granted in 2020, after deducting the applicable withholding taxes. The Spanish Regulator, the CNMV, was notified of the shares received by Rafael del Pino and by Ignacio Madridejos on 13/3/2023 and 9/3/2023, respectively (at that time, Ferrovial shares were only traded on the Spanish Stock Exchanges).

(2) EUR 1,150 thousand until June 15, 2023 and EUR 1,450 thousand from June 16, 2023 onwards.

b) Share-based remuneration schemes

There follows a breakdown of the share-based remuneration schemes linked to objectives, entitlement to which has not yet vested:

EXECUTIVE DIRECTORS' PLAN AT 31.12.2025		UNITS	NO. OF VOTING RIGHTS	% NO. OF VOTING RIGHTS
Rafael del Pino y Calvo-Sotelo	2023 allocation	50,680	50,680	0.007 %
	2024 allocation	39,241	39,241	0.005 %
	2025 allocation	32,458	32,458	0.004 %
Ignacio Madridejos Fernández	2023 allocation	69,925	69,925	0.009 %
	2024 allocation	61,441	61,441	0.008 %
	2025 allocation	50,820	50,820	0.006 %

6.7.3. Pension funds and plans for life insurance premiums

In 2025, no amounts were set aside or accrued by us or our subsidiaries to provide for pensions retirement or similar benefits for former or current members of the Company's Board of Directors or for directors of the Company who are members of other Boards of Directors and/or senior managers of Group companies and associates, except in limited cases in accordance with certain local legal requirements or common market practices and any related contributions were immaterial in amount, and a contribution to a group savings insurance policy under which the Company is both the policy holder and beneficiary in relation to an extraordinary remuneration scheme described in Note 6.7.6. on other disclosures on remuneration.

As regards life insurance premiums, the Company has insurance policies covering death (for which premiums totaling EUR 19 thousand were paid in 2025; EUR 18 thousand in 2024), under which the executive directors are beneficiaries. No life insurance premiums were paid for Company directors who are members of other Boards of Directors and/or senior managers of Group companies or associates.

Lastly, the Company has arranged a third-party liability insurance policy covering the directors and managers of the Group companies parented by the Company. The insured parties include the Company's directors. The premium paid in 2025 under the aforementioned insurance policy amounted to EUR 1,594 thousand (EUR 1,757 thousand in 2024).

6.7.4. Advances and loans

At 31 December 2025, no advances or loans had been granted by the Company to the directors in their capacity as such or as members of other Boards of Directors or senior managers of Group companies or associates.

6.7.5. Senior management remuneration

The overall remuneration accrued to the Company's senior managers in 2025 is analyzed below:

SENIOR MANAGEMENT REMUNERATION (Thousand euro)	2025	2024
Fixed remuneration	6,054	5,793
Variable remuneration	7,210	6,205
Performance-based share plan	6,776	5,638
Remuneration as members of administrative bodies of other Group companies, jointly-controlled entities or associates	43	39
Insurance premiums	18	20
Separation of members of the Senior Management (1)	5,099	226
Expatriates´ payments	2,614	1,433
Total	**27,814**	**19,355**

(1) amount subject to personal income tax.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_410

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

The remuneration shown corresponds to the holders of the following positions in all or part of 2025: Chief Legal and Compliance Officer, Chief Financial Officer, Chief Human Resources Officer, Chief Investment Officer, Chief Construction Officer, Chief Airports Officer, Chief Highways Officer, Chief Energy Officer, Chief Mobility & Services Officer, Chief Information and Innovation Systems Officer, Chief Audit and Risk Officer, Chief Communications and Corporate Responsibility Officer, Chief Sustainability Officer and Chief Digital Infrastructure Officer. The remuneration of the members of senior management who have been Executive Directors at the same time is not included, since it is indicated in the Note 6.7.2.

The Company has also implemented a "Flexible Remuneration Scheme", which allows employees to voluntarily change their remuneration package based on personal needs, replacing a portion with certain benefits in kind. These products include a life and retirement savings group insurance scheme. Participants may request that a portion of their gross annual remuneration be paid by the Company in the form of a premium under a life and retirement savings group insurance policy. The senior managers requested contributions totaling EUR 35 thousand from the Company, replacing the remuneration shown in the table above (EUR 137 thousand in 2024).

6.7.6. Other disclosures on remuneration

The agreements between the Company and the senior managers specifically provide for the right to receive the indemnities in the event of unfair dismissal.

In order to encourage loyalty and continuity, a deferred remuneration scheme was granted to twelve senior managers, including one executive director. The scheme consists of extraordinary remuneration that will only be paid in one of the following circumstances:

- Exit of the senior manager by mutual agreement upon reaching a certain age.
- Unfair dismissal or exit at the Company's discretion without cause for dismissal, before the senior manager reaches the age initially agreed, if the amount exceeds the figure stipulated in the Labour Statute.
- Death or disability of the senior manager.

To cover this incentive, each year the Company makes contributions to a group savings insurance policy under which the Company is both policyholder and beneficiary. The contributions are quantified on the basis of a certain percentage of each senior manager's total monetary remuneration. Contributions made in 2025 amounted to EUR 2,432 thousand (EUR 2,391 thousand in 2024), of which EUR 642 thousand relates to the executive director (EUR 582 thousand in 2024).

6.8. RELATED-PARTY TRANSACTIONS

Related party transactions are reported in accordance with criteria set forth in the International Accounting Standard 24 ("IAS 24")[1]. These transactions between the Company (or its Group companies) and related parties, carried out on an arm's length basis and in the ordinary course of business in fiscal year 2025, and fiscal years 2024 and 2023[2], are disclosed below, in four separate categories.

If the related party has been a related party for a period shorter than the financial year, as applicable, the transactions during these periods are disclosed.

a) Transactions between Ferrovial SE and its key management personnel[3]

This section sets out reportable transactions between the Company and its key management personnel, their close family members, or companies in which one or the other holds control or joint control, or over which they could exercise significant influence.

At December 31, 2025:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Banco Sabadell, S.A.	Bank and other guarantees received	(20,273)	–	(20,273)
Banco Sabadell, S.A.	Financial expenses	(47)	(47)	(47)

At December 31, 2024:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Bankinter, S.A.	Financial expenses	(65)	(65)	(65)
Banco Sabadell, S.A.	Bank and other guarantees received	(20,126)	–	(20,126)
	Financial expenses	(158)	(158)	(158)

[1] Sections a) and b) of this note 6.8 also includes transactions carried out with enterprises that have a member of the key management personnel in common with the Company.
[2] The transactions shown in the tables for the year 2023 are presented in accordance with the current applicable regulatory and accounting frameworks, which frameworks differ from those applicable in 2023. Accordingly, differences may exist in the presentation of these figures compared to the information reported in the financial statements for that period.
[3] In this note 6.8, the term "key management personnel" includes, in accordance with the applicable related party transactions regulations, the Company directors and senior managers who have the authority and responsibility for planning, directing and controlling the activities of Ferrovial.

INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_411

SECTION 6: OTHER DISCLOSURES
INTEGRATED ANNUAL REPORT 2025

At December 31, 2023:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Bankinter, S.A.	Financial expenses	(1,268)	–	–
Banco Sabadell, S.A.	Bank and other guarantees received	(20,110)	–	(20,110)
Banco Sabadell, S.A.	Financial expenses	(1,270)	(1,270)	–
Bank of America	Financing agreements	(112,000)	–	(112,000)
Bank of America	Bank and other guarantees received	(8,127)	–	(8,127)
Bank of America	Financial expenses	(46)	–	–
Bank of America	Settlement of derivatives	1,415	1,415	–
KBC Bank	Financing agreements	(1,660)	–	(1,660)
KBC Bank	Bank and other guarantees received	(43,000)	–	(43,000)

b) Transactions between subsidiaries of the Company and the Company's key management personnel[3]

This section sets out reportable transactions between Group companies and the Company's key management personnel, their close family members, or companies in which one or the other holds control or joint control, or over which they could exercise significant influence.

At December 31, 2025:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Juan del Pino Fdez-Fontecha	Services rendered	111	6	47
Ignacio del Pino Fdez-Fontecha	Services rendered	111	6	48
Rafael del Pino Fdez-Fontecha	Services rendered	112	6	35
EDP	Services received	(1,444)	–	35
EDP	Services rendered	11,305	536	1,431
Marsh McLennan group	Services received	(3,878)	–	12
Holcim group	Services received	(4,144)	–	–
Banco Sabadell, S.A.	Financing agreements	(116,296)	–	(116,296)
Banco Sabadell, S.A.	Bank and other guarantees	(50,251)	–	(50,251)
Banco Sabadell, S.A.	Financial income	592	592	–
Banco Sabadell, S.A.	Financial expenses	(65)	(65)	(65)
Banco Sabadell, S.A.	Settlement of derivatives	435	435	435
KBC Bank	Bank and other guarantees received	(2)	–	(2)

At December 31, 2024:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Juan del Pino Fdez-Fontecha	Services rendered	554	97	188
Ignacio del Pino Fdez-Fontecha	Services rendered	554	97	29
Rafael del Pino Fdez-Fontecha	Services rendered	554	97	99
EDP	Services received	(31)	–	(11)
EDP	Services rendered	8,392	660	1,348
Cummins	Services received	(15)	–	–
Cummins	Services rendered	1,483	1,593	–
Marsh McLennan	Services received	(2,251)	–	9
Holcim group	Services received	(10,498)	–	(1,178)
Bankinter, S.A.	Financing agreements	(14,286)	–	(14,286)
Bankinter, S.A.	Bank and other guarantees received	(40,909)	–	(40,909)
Bankinter, S.A.	Financial income	294	294	–
Bankinter, S.A.	Financial expenses	(135)	(135)	(135)
Banco Sabadell, S.A.	Financing agreements	(117,929)	–	(117,929)
Banco Sabadell, S.A.	Bank and other guarantees received	(47,404)	–	(47,404)
Banco Sabadell, S.A.	Financial income	4,802	4,802	–
Banco Sabadell, S.A.	Financial expenses	(157)	(155)	(155)
Banco Sabadell, S.A.	Settlement of derivatives	435	435	435
KBC Bank	Financing agreements	–	–	–
KBC Bank	Financial expenses	–	–	–
KBC Bank	Settlement of derivatives	–	–	–
Applus Group	Services received	(162)	–	(60)

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_412

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

At December 31, 2023:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Marsh McLennan Group	Services received	(2,051)	–	(51)
Holcim Group	Services received	(7,478)	(7)	(2,094)
Juan del Pino Fdez-Fontecha	Services rendered	25	(12)	27
Ignacio del Pino Fdez-Fontecha	Services rendered	25	(12)	27
Rafael del Pino Fdez-Fontecha	Services rendered	25	(12)	27
Cummins Group	Services rendered	28,012	(666)	833
Bankinter, S.A.	Financing agreements	(27,390)	–	(27,390)
Bankinter, S.A.	Bank and other guarantees received	(55,279)	–	(55,279)
Bankinter, S.A.	Financial income	602	602	–
Bankinter, S.A.	Financial expenses	–	–	–
Sabadell, S.A.	Financing agreements	(31,011)	–	(31,011)
Sabadell, S.A.	Bank and other guarantees received	(48,055)	–	(48,055)
Sabadell, S.A.	Financial income	410	410	–
Sabadell, S.A.	Financial expenses	(1,536)	(1,411)	–
Sabadell, S.A.	Derivatives settlement	6	6	–
Bank of America	Financing agreements	(191,028)	–	(191,028)
Bank of America	Financial expenses	(8,302)	(8,250)	–

c) Transactions with equity-accounted companies:

This section includes the transactions carried out between Group companies and equity-accounted companies entered into in the ordinary course of business and at arm's length:

(Million euro)	2025	2024	2023
Services received	(2)	(1)	(3)
Services provided	62	138	111
Net financial expenses/Income	21	42	28
Payables to related parties	50	29	23
Receivables from related parties	29	26	38
Net receivables / (payables) due to financial transactions	139	293	256

d) Transactions between Group companies

This section includes transactions carried out between the Group companies in the ordinary course of business, in terms of purpose and conditions, which were not eliminated on consolidation for the following reason.

As explained in detail in Note 1.3.2., balances and transactions relating to construction work performed by the Construction business line for the Group's infrastructure concession operators are not eliminated on consolidation since, at the consolidated level, contracts of this type are classed as construction contracts in which the work, while being executed, is deemed to be performed for third parties, as the ultimate owner of the works is the awarding entity from both a financial and a legal viewpoint.

Ferrovial's Construction business billed those concession operators for EUR 179 million in 2025 (EUR 206 million in 2024 and EUR 376 million in 2023) for work performed and related advance payments and, in this respect, recognized sales for that construction work totaling EUR 178 million in 2025, EUR 303 million in 2024 and EUR 489 million in 2023.

In 2025, the profit from these transactions attributable to the Company's holdings in the concession operators in question and not eliminated on consolidation, net of taxes and non-controlling interests, was EUR 4 million. In 2024, this amounted to EUR -14 million and in 2023 to EUR -35 million.

6.9. AUDIT FEES

The following table summarizes the fees for professional services provided by the Principal Accountant, PricewaterhouseCoopers ("PwC") and by Ernst & Young for fiscal years 2025 and 2024, respectively.

Million euros	2025	2024
Fees for audit services	8.98	13.08
Fees for audit related services	0.70	0.71
Tax fees	0.61	0.02
Other non-audit services	–	–

"Fees for audit services" relate to the following audit services:

- Statutory consolidated financial statements;
- Subsidiaries' statutory financial statements;
- Consolidated financial statements under PCAOB standards filed with the SEC;

INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_413

• Review of the half year interim consolidated financial statements, covering the June figures. In addition to the PwC audit fees, in 2025 the Group incurred audit fees of other external auditors amounting to c. EUR 1,000 thousand (mainly EY for Thalia and MKS for several UK holding companies). “Fees for audit related services” are assurance and related services that are reasonably linked to the performance of the audit or review of the Group’s financial statements. This category includes fees related to the preparation of comfort letters for debt issued and verification of non- financial information among others. "Tax fees" relate to fees incurred for tax compliance and tax advice. "Other non-audit services" consist of services provided by the principal accountant, other than the services reported in the above-mentioned sections. During 2024 and 2025, no such services were rendered. Approval from the Audit and Control Committee is required for non-audit services provided by the external auditor. All the services described above have been approved by the Audit and Control Committee. 6.10. EVENTS AFTER THE REPORTING DATE Treasury share buy-back program In connection with the buy-back program for Ferrovial SE own shares explained in Note 5.1, over the course of 2026 until February 24, 1,628,929 treasury shares were acquired at an average price of EUR 58.64 per share totaling EUR 96 million. 6.11. APPENDICES SECTION 6: OTHER DISCLOSURES INTEGRATED ANNUAL REPORT 2025 INTEGRATED ANNUAL REPORT 2025. CONSOLIDATED FINANCIAL STATEMENTS_414

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Appendix I. Subsidiaries (fully-consolidated companies) (million euro)

Entity	Type	Parent	% Ownership
CONTINUING OPERATIONS			
HEADQUARTERS			
NETHERLANDS (Registered Office: Amsterdam)			
Ferrovial Netherlands B.V.		Ferrovial SE	100.0%
Ferrovial Ventures Netherlands B.V.		Ferrovial SE	100.0%
SPAIN (Registered Office: Madrid)			
Ferrovial Inversiones, S.A. (a)		Ferrovial SE	100.0%
Ferrovial Emisiones, S.A. (a)		Ferrovial SE	100.0%
Ferrovial Corporación, S.A. (a)		Ferrovial SE	100.0%
Ferrofin, S.L. (a)		Ferrovial SE	100.0%
Ferrovial Mobility, S.L. (a)		Ferrovial SE	100.0%
Temauri, S.L. (a)		Ferrovial SE	100.0%
Ferrovial 011, S.A.		Ferrovial SE	100.0%
Ferrovial 012, S.A.		Ferrovial SE	100.0%
Ferrovial 013, S.A.		Ferrovial SE	100.0%
Ferrovial 014, S.A.		Ferrovial SE	100.0%
Ferrovial 015, S.L.		Ferrovial SE	100.0%
Ferrovial 016, S.L.		Ferrovial SE	100.0%
Ferrovial 017, S.L.		Ferrovial SE	100.0%
Ferrovial Venture VI, S.A.U. (a)		Ferrovial SE	100.0%
Ferrovial Ventures, S.A.U. (a)		Ferrovial SE	100.0%
UNITED KINGDOM (Registered Office: Oxford)			
Ferrocorp UK, Ltd.		Ferrovial SE	100.0%
UNITED KINGDOM (Registered Office: London)			
Ferrovial Ventures, Ltd.		Ferrovial SE	100.0%
LUXEMBOURG (Registered Office: Luxembourg)			
Krypton RE, S.A.		Ferrovial SE	100.0%
UNITED STATES (Registered Office: Austin)			
Landmille US, LLC		Ferrovial Holding US Corp	100.0%
UNITED STATES (Registered Office: New York)			
Ferrovial IT US, LLC		Ferrovial Holding US Corp	100.0%
CONSTRUCTION			
GERMANY (Registered Office: Cologne)			
Budimex Bau GmbH		Mostostal Kraków S.A.	100.0%
RailBX GmbH		Budimex, S.A.	100.0%
ARABIA (Registered Office: Riyadh)			
Ferrovial Agroman Company *		Ferrovial Construcción, S.A.	97.5%
AUSTRALIA (Registered Office: Sidney)			
Ferrovial Construction Australia PTY LTD		Ferrovial Construction Holding Limited	100.0%
TSRC O&M PTY LTD		Ferrovial Construction Australia PTY LTD	50.0%
BRASIL (Registered Office: Bela Vista, Sao Paulo)			
Constructora Ferrovial Brasil Ltd. *		Ferrovial Construction International SE	99.0%
CANADA (Registered Office: Alberta)			
Webber Infrastructure Management Alberta Ltd		Webber Infrastructure Management Canada Holdings Ltd	100.0%
CANADA (Registered Office: Markham - Ontario)			
Ferrovial Construction Canada Inc.		Ferrovial Construction International SE	100.0%
Ontario Transit FCCI (Hold Co) Inc.		Ferrovial Construction Canada Inc.	100.0%
Webber Infrastructure Management Canada Ltd		Webber Infrastructure Management Canada Holdings Ltd	100.0%
CANADA (Registered Office: Toronto)			
Webber Infrastructure Management Canada Holdings Ltd		Ferrovial Construction International SE	100.0%
CHILE (Registered Office: Santiago de Chile)			
Constructora Ferrovial Ltda. *		Ferrovial Empresa Constructora Ltda.	97.2%
Ferrovial Construcción Chile S.A.		Ferrovial Empresa Constructora Ltda.	100.0%
Ferrovial Empresa Constructora Ltda.		Ferrovial Construction International SE	100.0%
Ferrovial Energía Construcción SpA		Ferrovial Energía, S.A.	100.0%
COLOMBIA (Registered Office: Bogotá)			
Ferrovial Construcción Colombia, SAS		Ferrovial Construction International SE	100.0%
SLOVAKIA (Registered Office: Bratislava)			
D4R7 Construction S.R.O.		Ferrovial Construction Slovakia S.R.O.	65.0%
Ferrovial Construction Slovakia S.R.O. *		Ferrovial Construction Holding Limited	99.0%
Budimex Slovakia S.R.O.		Budimex, S.A.	100.0%

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

SPAIN (Registered Office: Barcelona)			
Conc. Prisiones Lledoners, S.A. (a)	P	Ferrovial Construcción, S.A.	100.0%
SPAIN (Registered Office: Bilbao)			
Cadagua, S.A. (a) *		Ferrovial Construcción, S.A.	99.95%
SPAIN (Registered Office: Madrid)			
Cocsa, S.A. (a)*		Ferrovial Construcción, S.A.	99.95%
Ditecpesa, S.A. (a) *		Ferrovial Construcción, S.A.	99.95%
Ferroconservación, S.A. (a)		Ferrovial Construcción, S.A.	99.0%
Ferrovial Construcción, S.A. (a) *		Ferrovial SE	99.99%
Ferrovial Medio Ambiente y Energía, S.A. (a)		Ferrovial Construcción, S.A.	99.95%
Ferrovial Railway S.A. (a) *		Ferrovial Construcción, S.A.	98.8%
Urbaoeste, S.A. (a) *		Ferrovial Construcción, S.A.	99.0%
Cimentaciones Especiales y Estructurales CIMSA, S.A. *		Ferrovial Construcción, S.A.	99.0%
Arena Recursos Naturales, S.A.U. (a)		Ferrovial Construcción, S.A.	100.0%
Tecpresa Structural Solutions, S.A. (a) *		Ferrovial Construcción, S.A.	99.1%
Powernet I, S.L.U.		Ferrovial Construcción, S.A.	100.0%
SPAIN (Registered Office: Zaragoza)			
Depusa Aragón S.A. (a)	P	Cadagua, S.A.	51.7%
		Ferrovial Construcción, S.A.	42.3%
UNITED STATES (Registered Office: Atlanta)			
Ferrovial Construction East, LLC		Ferrovial Construction US Corp.	100.0%
UNITED STATES (Registered Office: Austin)			
Ferrovial Agroman Indiana, LLC		Ferrovial Construction US Corp.	100.0%
Ferrovial Construction Texas, LLC		Ferrovial Construction US Corp.	100.0%
Ferrovial Construction US Corp.		Ferrovial Construction US Holding Corp.	100.0%
Ferrovial Construction US Holding Corp.		Ferrovial Holding US Corp	100.0%
Grand Parkway Infrastructure, LLC		Ferrovial Construction Texas, LLC	40.0%
		DBW Construction, LLC	30.0%
Ferrovial Energy Solutions, LLC		Ferrovial Energy US, LLC	100.0%
Webber Infrastructure Management US Inc.		Webber, LLC	100.0%
Webber Infrastructure Management Inc.		Webber Infrastructure Management US Inc.	100.0%
Webber Infrastructure Management Holding US Corp		Ferrovial Holding US Corp	100.0%
Ferrovial Construction JFK T1, LLC		Ferrovial Construction US Corp.	100.0%
Tecpresa Structural Solutions, LLC		Ferrovial Construction US Holding Corp.	100.0%
UNITED STATES (Registered Office: Charlotte)			
Sugar Creek Construction, LLC		Ferrovial Construction East, LLC	70.0%
UNITED STATES (Registered Office: Dallas)			
Trinity Infrastructure, LLC		Ferrovial Construction Texas, LLC	60.0%
		DBW Construction, LLC	40.0%
UNITED STATES (Registered Office: Fort Worth)			
North Tarrant Infrastructure, LLC		Ferrovial Construction Texas, LLC	75.0%
		DBW Construction, LLC	25.0%
UNITED STATES (Registered Office: Georgia)			
North Perimeter Contractors, LLC		Ferrovial Construction East, LLC	100.0%
Webber - United, LLC		Webber, LLC	60.0%
UNITED STATES (Registered Office: Los Angeles)			
California Rail Builders, LLC		Ferrovial Construction West, LLC	80.0%
Ferrovial Construction West, LLC		Ferrovial Construction US Corp.	100.0%
UNITED STATES (Registered Office: North Richland Hills)			
Bluebonnet Contractor, LLC		Ferrovial Construction Texas, LLC	60.0%
		DBW Construction, LLC	40.0%
UNITED STATES (Registered Office: The Woodlands)			
DBW Construction, LLC		Webber, LLC	100.0%
Webber Waterworks, LLC		Webber, LLC	100.0%
Webber Materials, LLC		Webber Equipment & Materials, LLC	100.0%
Webber, LLC		Ferrovial Construction US Holding Corp.	100.0%
Webber Barrier Services, LLC		Webber, LLC	100.0%
Webber Commercial Construction, LLC		Webber, LLC	100.0%
Webber Equipment & Materials, LLC		Webber, LLC	100.0%
Webber Management Group, LLC		Webber Equipment & Materials, LLC	100.0%
52 Block Builders, LLC		Webber Commercial Construction, LLC	100.0%
UNITED STATES (Registered Office: Virginia)			
FAM Construction, LLC		Ferrovial Construction US Corp.	70.0%
FRANCE (Registered Office: Paris)			
Ferrovial Construction France		Ferrovial Construction International SE	100.0%
NETHERLANDS (Registered Office: Amsterdam)			
Ferrovial Construction International SE		Ferrovial SE	100.0%
IRELAND (Registered Office: Dublin)			

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Ferrovial Construction Ireland Ltd		Ferrovial Construction Holding Limited	100.0%
MEXICO (Registered Office: México DF)			
Cadagua Ferr. Industrial Mexico		Cadagua, S.A.	75.1%
		Ferrovial Medio Ambiente y Energía, S.A.	24.9%
NEW ZEALAND (Registered Office: Wellington)			
Ferrovial Construction (New Zealand) Limited		Ferrovial Construction Australia PTY LTD	100.0%
PERU (Registered Office: Lima)			
Ferrovial Construcción Perú, S.A.C. *		Ferrovial Construction International SE	99.99%
POLAND (Registered Office: Cracow)			
Mostostal Kraków S.A.		Budimex, S.A.	100.0%
Mostostal Kraków Energetyka sp. z o.o.		Mostostal Kraków S.A.	100.0%
Fotowoltaika HIG XIV Sp. z o.o.		Budimex, S.A.	100.0%
POLAND (Registered Office: Kamieńsk)			
FBSerwis Kamieńsk Sp. z o.o.		FBSerwis SA	80.0%
FBSerwis Zielony Kamieńsk Sp. z o.o.		FBSerwis Kamieńsk Sp. z o.o.	100.0%
POLAND (Registered Office: Kąty Wrocławskie)			
FBSerwis Wrocław Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis Zielony Wrocław Sp. z o.o.		FBSerwis Wrocław Sp. z o.o.	100.0%
POLAND (Registered Office: Ścinawka Dolna)			
FBSerwis Dolny Slqsk Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis Zielony Dolny Śląsk Sp. z o.o.		FBSerwis Dolny Slqsk Sp. z o.o.	100.0%
POLAND (Registered Office: Tarnów)			
FBSerwis Karpatia Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis Zielona Karpatia Sp. z o.o.		FBSerwis Karpatia Sp. z o.o.	100.0%
POLAND (Registered Office: Warsaw)			
Budimex, S.A.		Ferrovial Construction International SE	50.1%
Bx Budownictwo Sp. z o.o.		Budimex, S.A.	100.0%
Bx Kolejnictwo SA		Budimex, S.A.	100.0%
Budimex Parking Wrocław Sp. z o.o.	P	Budimex, S.A.	51.0%
FBSerwis SA		Budimex, S.A.	100.0%
FBSerwis A Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis B Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis Odbiór Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis Paliwa Alternatywne Sp. z o.o.		FBSerwis SA	100.0%
JZE Sp. z o.o.		FBSerwis SA	100.0%
Zaklad, Przetworstwa Odpadow Zawisty Sp. Z.o.o.		FBSerwis Zawisty Sp. z o.o	100.0%
Konstalex Sp. z o.o.		Mostostal Kraków SA	100.0%
Budimex Most Wschodni S.A.		Budimex, S.A.	100.0%
Circular Construction SA		Budimex Most Wschodni SA	100.0%
Magnolia Energy Sp. z o.o.	P	Budimex, S.A.	100.0%
Budimex PPP SA		Budimex, S.A.	100.0%
Budimex F Sp. z o.o.		Budimex, S.A.	100.0%
Budimex A Sp. z o.o.		Budimex, S.A.	100.0%
Budimex O Sp. z o.o.		Budimex, S.A.	100.0%
Budimex P Sp. z o.o.		Budimex, S.A.	100.0%
Budimex R Sp. z o.o.		Budimex, S.A.	100.0%
Budimex D Sp. z o.o.		Budimex, S.A.	76.0%
Budimex SA Sygnity SA sj		Budimex, S.A.	67.0%
Budimex SA Cadagua SA IV sc		Budimex, S.A.	99.9%
Budimex SA Cadagua SA V sc		Budimex, S.A.	99.9%
Budimex SA Tecnicas Reunidas SA – Turów s.c.		Budimex, S.A.	50.0%
Green Waste Management 5 Sp. z o.o.		FBSerwis SA	100.0%
Green Waste Management 6 Sp. z o.o.		FBSerwis SA	100.0%
PUERTO RICO (Registered Office: San Juan)			
Ditecpesa PR, LLC		Ferrovial Construction International SE	100.0%
Ferrovial Construcción Puerto Rico, LLC		Ferrovial Construction International SE	100.0%
UNITED KINGDOM (Registered Office: London)			
Ferrovial Construction (UK) Limited		Ferrovial Construction Holding Limited	100.0%
Ferrovial Construction Holdings Limited		Ferrovial Construction International SE	100.0%
FC Civil Solutions Limited		Ferrovial Construction Holding Limited	100.0%
HIGHWAYS			
SPAIN (Registered Office: Madrid)			
Cintra Infraestructuras España, S.L. (a)		Ferrovial SE	100.0%
Cintra Inversora Autopistas de Cataluña, S.L. (a)	P	Cintra Infraestructuras España, S.L.	100.0%
Inversora Autopistas de Cataluña, S.L. (a)	P	Cintra Inversora Autopistas de Cataluña, S.L.	100.0%
Cintra Inversiones, S.L.U. (a)		Cintra Infraestructuras España, S.L.	100.0%
Cintra Servicios de Infraestructuras, S.A. (a) *		Cintra Infraestructuras España, S.L.	99.99%
Roland Servicios Empresariales, S.L.U.		Ferrovial Mobility, S.L.	100.0%

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Autopista Alcalá-O'Donnell, S.A. (a)		Cintra Infraestructuras España, S.L.	100.0%
Autovía de Aragón, Sociedad Concesionaria, S.A.	P	Ferrovial Construcción, S.A.	55.0%
		Cintra Infraestructuras España, S.L.	30.0%
		Ferrovial SE	15.0%
Ferrovial Aravia, S.A.	P	Ferrovial Construcción, S.A.	55.0%
		Cintra Infraestructuras España, S.L.	30.0%
		Ferrovial SE	15.0%
SPAIN (Registered Office: Barcelona)			
Autema, S.A. (a)	P	Inversora Autopistas de Cataluña, S.L.	76.3%
AUSTRALIA (Registered Office: Melbourne)			
Cintra OSARS (Western) Holdings Unit Trust		Cintra OSARS Western Ltd	100.0%
Cintra OSARS Western Unit Trust		Cintra OSARS (Western) Holdings Unit Trust	100.0%
AUSTRALIA (Registered Office: Sydney)			
Cintra Developments Australia PTY Ltd		Cintra Infrastructures UK Ltd	100.0%
Cintra OSARS (Western) Holdings PTY Ltd		Cintra OSARS Western Ltd	100.0%
Cintra OSARS Western PTY Ltd		Cintra OSARS (Western) Holdings PTY Ltd	100.0%
CANADA (Registered Office: Toronto)			
Cintra 4352238 Investments Inc.		407 Toronto Highway B.V.	100.0%
CANADA (Registered Office: Vancouver)			
1568417 B.C.		Cintra 1535145 Investments	100.0%
COLOMBIA (Registered Office: Bogotá)			
Cintra Infraestructuras Colombia, S.A.S. (a)		Cintra Global SE	100.0%
UNITED STATES (Registered Office: Austin)			
Ferrovial Holding US Corp		Cintra Global SE	100.0%
Ferrovial Mobility US, LLC		Ferrovial Holding US Corp	100.0%
Cintra Holding US Corp		Ferrovial Holding US Corp	100.0%
Cintra Texas Corp		Cintra Holding US Corp	100.0%
Cintra US Services, LLC		Cintra Texas Corp	100.0%
Cintra ITR LLC *		Cintra Holding US Corp	49.0%
		Ferrovial Construction US Corp.	44.0%
Cintra LBJ, LLC		Cintra Holding US Corp	100.0%
Cintra NTE, LLC		Cintra Holding US Corp	100.0%
Cintra NTE Mobility Partners Segments 3, LLC		Cintra Holding US Corp	100.0%
Cintra Toll Services, LLC		Cintra Holding US Corp	100.0%
Cintra I-77 Mobility Partners, LLC		Cintra Holding US Corp	100.0%
Cintra 2 I-77 Mobility Partners, LLC		Cintra Holding US Corp	100.0%
Cintra 2 I-66 Express Mobility Partners, LLC		Cintra Holding US Corp	100.0%
I-66 Express Mobility Partners Holdings, LLC	P	Cintra 2 I-66 Express Mobility Partners, LLC	50.0%
I-66 Express Mobility Partners, LLC	P	I-66 Express Mobility Partners Holdings, LLC	100.0%
Cintra 3I-66 Express Mobility Partners, LLC		Cintra Holding US Corp	100.0%
Cintra 3 I-77 Mobility Partners, LLC		Cintra Holding US Corp	100.0%
Cintra Digital Business Ventures, LLC	P	Cintra Holding US Corp	100.0%
Cintra North Corridor Transit Partners, LLC	P	Cintra Holding US Corp	100.0%
Cintra 1535145 Investments		Cintra 4352238 Investments Inc.	100.0%
UNITED STATES (Registered Office: Charlotte)			
I-77 Mobility Partners Holding, LLC	P	Cintra I-77 Mobility Partners, LLC	50.1%
		Cintra 2 I-77 Mobility Partners, LLC	15.0%
		Cintra 3 I-77 Mobility Partners, LLC	7.1%
I-77 Mobility Partners, LLC	P	I-77 Mobility Partners Holding, LLC	100.0%
UNITED STATES (Registered Office: Dallas)			
LBJ Infrastructure Group Holding, LLC	P	Cintra LBJ, LLC	54.6%
LBJ Infrastructure Group, LLC	P	LBJ Infrastructure Group Holding, LLC	100.0%
UNITED STATES (Registered Office: North Richland Hills)			
NTE Mobility Partners Holding, LLC	P	Cintra NTE, LLC	63.0%
NTE Mobility Partners, LLC	P	NTE Mobility Partners Holding, LLC	100.0%
NTE Mobility Partners Segments 3 Holding, LLC	P	Cintra NTE Mobility Partners Segments 3, LLC	53.7%
NTE Mobility Partners Segments 3, LLC	P	NTE Mobility Partners Segments 3 Holding, LLC	100.0%
NETHERLANDS (Registered Office: Amsterdam)			
Cintra Infrastructures SE		Cintra Global SE	100.0%
Cintra Global SE		Ferrovial SE	100.0%
407 Toronto Highway B.V.		Cintra Global SE	100.0%
Cintra INR Investments B.V.		Cintra Global SE	100.0%
Cintra Projects B.V.		Cintra Global SE	100.0%
Cintra IM Investments B.V.		Cintra Global SE	100.0%
Cintra INVIT Investments B.V.		Cintra Global SE	100.0%
Cintra Development B.V.		Cintra Global SE	100.0%
INDIA (Registered Office: Mumbai)			
Ciinfra India Private Limited*		Cintra INR Investments B.V.	99.99%

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

PORTUGAL (Registered Office: Lisbon)			
Vialivre, S.A.	P	Cintra Global SE	84.0%
UNITED KINGDOM (Registered Office: London)			
Cintra Silvertown Ltd		Cintra Infrastructures UK Ltd	100.0%
UNITED KINGDOM (Registered Office: Oxford)			
Cintra Infrastructures UK Ltd		Cintra Global SE	100.0%
Cintra Toowoomba Ltd		Cintra Infrastructures UK Ltd	100.0%
Cintra Slovakia Ltd		Cintra Global SE	100.0%
Cintra OSARS Western Ltd		Cintra Infrastructures UK Ltd	100.0%
CHILE (Registered Office: Santiago de Chile)			
Cintra Infraestructuras Chile, S.p.A		Cintra Global SE	100.0%
PERU (Registered Office: LIMA)			
Cintra Infraestructuras Perú, S.A.C*		Cintra Global SE	99.9%
DIGITAL INFRASTRUCTURES			
SPAIN (Registered Office: Madrid)			
Ferrovial MAD 01, S.A.	P	Ferrovial SE	100.0%
Ferrovial 008, S.L.U. (a)	P	Ferrovial SE	100.0%
Ferrovial 009, S.L.U. (a)	P	Ferrovial SE	100.0%
NETHERLANDS (Registered Office: Amsterdam)			
Ferrovial Digital Infrastructures B.V.		Ferrovial SE	100.0%
Ferrovial WAW 001 B.V.		Ferrovial Digital Infrastructures B.V.	100.0%
UNITED STATES (Registered Office: Austin)			
Ferrovial Digital Infrastructures US Hold. LLC		Ferrovial Holding US CORP	100.0%
POLAND (Registered Office: Warsaw)			
Sien Real SP Zoo	P	Budimex, S.A.	50.0%
		Ferrovial WAW 001 B.V.	50.0%
AIRPORTS			
SPAIN (Registered Office: Madrid)			
Ferrovial Aeropuertos España, S.A. (a)		Ferrovial SE	100.0%
UNITED STATES (Registered Office: Austin)			
Ferrovial Airports Holding US Corp		Ferrovial Holding US Corp	100.0%
UNITED STATES (Registered Office: Denver)			
Ferrovial Airports O&M Services, LLC		Ferrovial Airports Holding US Corp	100.0%
Ferrovial Airports US Terminal One, LLC		Ferrovial Airports Holding US Corp	100.0%
UNITED STATES (Registered Office: New York)			
MARS NTO, LLC		Ferrovial Airports US Terminal One, LLC	96.1%
Ferrovial Airports CHS MSA, LLC		Ferrovial Airports Holding US Corp	100.0%
NETHERLANDS (Registered Office: Amsterdam)			
Hubco Netherlands B.V.		Ferrovial Airports International SE	100.0%
Ferrovial Airports FMM B.V.		Ferrovial Airports International SE	100.0%
Ferrovial Airports Turkey B.V.	P	Ferrovial Airports International SE	100.0%
UNITED KINGDOM (Registered Office: Oxford)			
Ferrovial Airports International SE		Ferrovial SE	100.0%
TURKEY (Registered Office: Ankara)			
YDA HAVALIMANI YATIRIM VE ISLETME A.S.	P	Ferrovial Airports Turkey B.V.	60.0%
ENERGY			
SPAIN (Registered Office: Madrid)			
Ferrovial Transco España , S.A.U. (a)	P	Ferrovial Transco International B.V.	100.0%
Ferrovial Infraestructuras Energéticas, S.A.U. (a)		Ferrovial SE	100.0%
Parque Solar Casilla, S.L.U. (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U.	100.0%
Cea Infraestructuras Energéticas (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U.	100.0%
Jucar Infraestructuras Energéticas (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U.	100.0%
Pisuerga Infraestructuras Energéticas, S.A.U. (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U.	100.0%
Ferrovial Growth VI, S.L. (a)		Ferrovial Infraestructuras Energéticas, S.A.U.	100.0%
Ferrovial 004, S.A. (a)		Ferrovial SE	100.0%
Siemsa Control y Sistemas, S.A.U. (a)		Ferrovial Energía, S.A.	100.0%
Ferrovial Energía, S.A. (a)		Ferrovial SE	100.0%
CHILE (Registered Office: Santiago)			
Ferrovial Power Infrastructures Chile, SpA		Ferrovial Transco International B.V.	100.0%
Ferrovial Transco Chile II SpA	P	Ferrovial Power Infrastructures Chile, SpA	100.0%
Ferrovial Transco Chile III SpA	P	Ferrovial Transco International B.V.	100.0%
Ferrovial Transco Chile IV SpA	P	Ferrovial Power Infrastructures Chile, SpA	100.0%
Centella Transmisión, S.A. *	P	Ferrovial Power Infrastructures Chile, SpA	99.9%
Centella Transmisión II, S.A.	P	Ferrovial Power Infrastructures Chile, SpA	50.1%
		Ferrovial Transco Chile III SpA	49.9%
Alto Huemul Transmisión SpA	P	Ferrovial Power Infrastructures Chile, SpA	100.0%
Alto Huemul II SpA		Ferrovial Power Infrastructures Chile, SpA	100.0%
UNITED STATES (Registered Office: Austin)			

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_419

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Ferrovial Energy US, LLC		Ferrovial Holding US Corp	100.0%
Ferrovial Energy US 1, LLC		Ferrovial Energy US, LLC	100.0%
Misae Solar IV, LLC	P	Misae Solar IV Pledgor, LLC	100.0%
Misae Solar IV Class B HoldCo US Inc.		Ferrovial Energy US, LLC	100.0%
Ferrovial Energy HoldCo US Pledgor Inc.		Ferrovial Energy US, LLC	100.0%
Misae Solar IV Class B Pledgor, LLC*		Ferrovial Energy US, LLC	99.0%
Ferrovial Energy US Seller, LLC*		Ferrovial Energy US, LLC	99.0%
Misae Solar IV Class B Member, LLC	P	Misae Solar IV Class B Pledgor, LLC	100.0%
Misae Solar IV TE HoldCo, LLC	P	Misae Solar IV Class B Member, LLC	100.0%
Misae Solar IV Pledgor, LLC	P	Ferrovial Energy US Seller, LLC	100.0%
Milano Solar, LLC	P	Ferrovial Energy US, LLC	100.0%
UNITED STATES (Registered Office: Delaware)			
Ferrovial Energy Operations, LLC		Ferrovial Energy US, LLC	100.0%
NETHERLANDS (Registered Office: Amsterdam)			
Ferrovial EG SE		Ferrovial SE	100.0%
Thalia Waste Treatment B.V.		Ferrovial SE	100.0%
Ferrovial Transco International B.V.		Ferrovial SE	100.0%
UNITED KINGDOM (Registered Office: London)			
Thalia Waste Management Limited		Thalia Waste Treatment B.V.	100.0%
Thalia MK ODC Limited		Thalia Waste Management Limited	100.0%
Thalia AWRP ODC Limited		Thalia Waste Management Limited	100.0%
Thalia WB HoldCo Limited		Thalia Waste Management Limited	100.0%
Thalia WB ODC Limited		Thalia WB HoldCo Limited	100.0%
Thalia WB Services Limited		Thalia WB ODC Limited	100.0%
Thalia WB SPV Limited	P	Thalia WB Services Limited	100.0%
Thalia IOW SPV Limited		Thalia Waste Management Limited	100.0%
Thalia Services Limited		Thalia Waste Management Limited	100.0%
Thalia MK HoldCo Limited	P	Thalia Waste Management Limited	100.0%
Thalia MK SPV Limited		Thalia MK HoldCo Limited	100.0%
Thalia IOW ODC Limited		Thalia Waste Management Limited	100.0%
POLAND (Registered Office: Warsaw)			
BXF Energía Sp. z.o.o.		Budimex, S.A.	51.0%
		Ferrovial EG SE	49.0%
Azalia, Sp.z.o.o.	P	BXF Energía SP ZOO	100.0%
AUSTRALIA (Registered Office: Sydney)			
Ferrovial Energy PTY LTD		Ferrovial EG SE	100.0%
Ferrovial Energy Construction PTY LTD		Ferrovial Construction Australia PTY LTD	50.0%
		Ferrovial Energy PTY LTD	50.0%

(a) Form part of the tax scope of Ferrovial SE and subsidiaries.

(*) The remaining percentage to complete 100% ownership in the company belongs to minority shareholders of the Ferrovial Group.

(P) Project Company.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_420

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Appendix I. Associates (equity-accounted companies) (million euro)

Entity	Type	Parent	% Owner.	V. Eq. Method	Assets.	Liab.	Reven.	Results
CONSTRUCTION								
CANADA								
Ontario Transit Group Inc.		Ontario Transit FCCI (HoldCo) Inc.	50.0%	0	1,141	1,173	585	0
SPAIN								
Via Olmedo Pedralba, S.A.		Ferrovial Construcción, S.A.	25.2%	1	6	3	7	0
Boremer, S.A.		Cadagua, S.A.	49.8%	1	2	1	0	0
UNITED STATES								
ConnectedWorks, LLC		Ferrovial Contruction US Holding Corp.	40.0%	2	5	0	0	0
POLAND								
Promos Sp. z o.o.		Budimex, S.A.	12.8%	1	4	1	4	0
AUSTRALIA								
TSRC O&M PTY LTD		Ferrovial Construction Australia PTY LTD	50.0%	2	6	3	7	1
HIGHWAYS								
AUSTRALIA								
Nexus Infrastructure Holdings Unit Trust	P	Cintra Toowoomba Ltd	40.0%	3	0	0	0	0
Nexus Infrastructure Unit Trust	P	Nexus Infrastructure Holdings Unit Trust	40.0%	9	34	12	32	5
Nexus Infrastructure Holdings PTY Ltd	P	Cintra Toowoomba Ltd	40.0%	0	0	0	0	0
Nexus Infrastructure PTY Ltd	P	Nexus Infrastructure Holdings PTY Ltd	40.0%	0	0	0	0	0
Netflow Osars (Western) GP	P	Cintra Osars (Western) Unit Trust	50.0%	34	136	68	23	3
SPAIN								
Bip & Drive, S.A.	P	Cintra Infraestructuras España, S.L.	25.0%	6	37	11	22	1
Empresa Mant. y Explotación M30, S.A.		Ferrovial Construcción, S.A.	50.0%	1	33	73	34	38
CANADA								
407 International Inc.	P	Cintra 4352238 Investment Inc.	48.3%	1,725	3,616	7,896	1,272	513
COLOMBIA								
Concesionaria Ruta del Cacao S.A.S.	P	Cintra Infraestructuras Colombia S.A.S.	30.0%	34	797	681	144	20
INDIA								
IRB Infrastructure Developers Limited	P	Cintra INR Investments B.V.	19.9%	291	4,632	3,220	731	109
IRB Infrastructure Trust	P	IRB Infrastructure Developers Limited	10.1%	591	4,261	2,627	641	206
		Cintra INVIT Investments B.V.	24.0%					
MMK Toll Road Private Limited	P	IRB Infrastructure Developers Limited	10.1%	1	0	0	0	0
		Cintra IM Investments B.V.	24.0%					
UNITED KINGDOM								
Zero Bypass Holdings Ltd	P	Cintra Slovakia Ltd	35.0%	0	0	0	0	0
Zero Bypass Ltd	P	Zero Bypass Holdings Ltd	35.0%	21	942	882	39	4
RiverLinx Holdings Ltd		Cintra Silvertown Ltd	22.5%	0	0	0	0	0
RiverLinx Ltd	P	RiverLinx Holdings Ltd	22.5%	60	1,755	1,485	81	10
PERU								
Sociedad Concesionaria Anillo Vial, S.A.	P	Cintra Infraestructuras Perú, S.A.C	35.0%	29	87	5	61	(1)
AIRPORTS								
QATAR								
FMM Company, LLC		Ferrovial Airports FMM B.V.	49.0%	15	78	42	121	17
UNITED STATES								
JFK NTO SPONSOR AGGREGATOR, LLC	P	MARS NTO, LLC	49.0%	1,128	11,050	8,887	92	8
Total equity-accounted continuing operations				**3,955**				

(P) Project Company / Value Equity Method: Net Cost of the parent company over the equity-accounted company.

INTEGRATED ANNUAL REPORT 2025. **CONSOLIDATED FINANCIAL STATEMENTS**_421

Amsterdam, 25 February 2026. Board of Directors Mr. Rafael del Pino, Executive Director (Chairman) Mr. Óscar Fanjul, Non-Executive Director (Vice-Chairman) Mr. Ignacio Madridejos, Executive Director (Chief Executive Officer) Ms. María del Pino, Non-Executive Director Mr. José Fernando Sánchez-Junco, Non-Executive Director Mr. Philip Bowman, Non-Executive Director Ms. Hanne Sørensen, Non-Executive Director Mr. Bruno Di Leo, Non-Executive Director Mr. Juan Hoyos, Non-Executive Director (Lead Director) Mr. Gonzalo Urquijo, Non-Executive Director Ms. Hildegard Wortmann, Non-Executive Director CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES 422

IT ER , C ad ar ac he . F ra nc e. © SN C En ga ge .

S E P A R A T E F I N A N C I A L S T A T E M E N T S

A. Company balance sheet as December 31, 2025 (before appropriation of profit) (Million euro) ASSETS Notes December 31, 2025 December 31, 2024 Non-current assets 12,756 13,167 Financial non-current assets 1.1 12,752 13,163 Participating interests in group companies 12,521 12,815 Receivables from group companies 0 256 Deferred tax 130 55 Other receivables 101 37 Other non-current assets 1.2 4 4 Current assets 435 601 Receivables 1.3 306 426 Current receivables from group companies 232 347 Receivables relating to income tax 68 72 Other receivables 3 4 Prepayments and accrued income 3 3 Cash 1.4 129 175 TOTAL ASSETS 13,191 13,768 EQUITY AND LIABILITIES Shareholders´ Equity 1.5 6,226 6,422 Share capital paid in and called up 7 7 Share premium 4,316 4,316 Revaluation reserves -11 -10 Other legal reserves -729 -206 Other reserves 1,749 -954 Unappropriated profits 894 3,270 Provisions 1.6 74 89 Provision for taxes 66 62 Provision for liability for participating interests 2 22 Other provisions 6 5 Non-current liabilities 1.7 5,655 6,001 Bonds 1,345 496 Payables to credit institutions 60 60 Amounts due to group companies 4,183 5,433 Non-current other liabilities 67 12 Current liabilities 1.8 1,236 1,256 Other provisions 1 1 Amounts due to banks 0 252 Other bonds and private loans 72 255 Debts to suppliers and trade credits 1 0 Amounts due to group companies 1,136 696 Payables relating to income tax 0 19 Accrued liabilities 5 5 Other current liabilities 21 28 TOTAL EQUITY AND LIABILITIES 13,191 13,768 The above statement should be read in conjunction with the accompanying notes. INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_425

B. Company income statement (Million euros) Notes 2025 2024 Revenue 2.1 23 23 Total operating income 23 23 Personnel expenses 2.2 -20 -21 Other operating expenses 2.3 -55 -61 Total operating expenses -75 -82 Profit and loss on disposals of non-current assets 2.4 -34 10 Financial income 2.5 16 18 Financial expense 2.5 -227 -218 Net exchange differences -3 -16 Derivatives result 1.1.5 28 38 Total financial income and expense -220 -167 Profit/(loss) before tax -272 -226 Share in results of participating interests 1.1.1 972 3,439 Income tax credit 2.6 194 56 NET PROFIT / (LOSS) 894 3,270 The above statement should be read in conjunction with the accompanying notes. INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_426

C. Notes to the separate financial statements General Ferrovial SE is a Dutch European public limited liability company (Societas Europaea), having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and its office address at Gustav Mahlerplein 61-63, 1082 MS Amsterdam, the Netherlands, and registered with the trade register of the Dutch Chamber of Commerce under number 734 221 34 (the “Company” or “FSE”). Ferrovial SE is the ultimate parent company of the Ferrovial Group, and its shares are listed on Euronext Amsterdam, the Spanish stock exchanges of Madrid, Barcelona, Bilbao, and Valencia and on the Nasdaq Global Select Market. The financial statements are presented in millions of euros ('EUR'), which is the Company's functional currency. The Company’s activities Ferrovial SE is the ultimate parent company of the Group and is, as such, engaged in holding and related activities which involve design, construction, financing, operation and maintenance of transport infrastructure and urban services. The separate financial statements have been prepared in accordance with the provisions of Part 9 of Book 2 of the Dutch Civil Code. The Company uses the option of Section 362, subsection 8 of Part 9, Book 2, of the Dutch Civil Code to prepare the Company Financial Statements on the basis of the same accounting principles as those applied for the Consolidated Financial Statements. Valuation is based on recognition and measurement requirements of IFRS Accounting Standards as adopted by the European Union (EU) and as explained further in the Notes to the Consolidated Financial Statements. Accounting policies and use of estimates Accounting estimates and judgments, and the accounting for provisions for participating interests in group companies are described below. Financial assets Participating interests in Group companies Investments in subsidiaries include subsidiaries in which the Company exercises control, generally accompanying a shareholding of 50% or more of the voting rights, and are valued using the equity value method, as described in the accounting policies in the consolidated financial statements. Under this method, subsidiaries are carried at the company’s share in their net asset value plus its share in the results of the subsidiaries and its share of changes recognized directly in the equity of the subsidiaries as from the acquisition date, in accordance with the accounting policies disclosed in the consolidated financial statements, less its share in the dividend distributions from the subsidiaries. The company’s share in the results of the subsidiaries is recognized in the profit and loss account. If and to the extent the distribution of profits is subject to restrictions, these are included in a legal reserve. If the value of the subsidiary under the equity value method is falling below nil, the subsidiary will be valued at nil as long as the net asset value remains negative. Any long-term interests that, in substance, form part of the investor’s net investment in the subsidiary are included. A provision is formed if and to the extent the company stands surety for all or part of the debts of the subsidiary or if it has a constructive obligation to enable the subsidiary to repay its debts. A subsequent share of the profit of the subsidiary is recognized only if and to the extent that the accumulated share of the previously unrecognized loss has been compensated. Following application of the equity value method, the entity determines whether an impairment loss has to be recognized in respect of the subsidiary. At each reporting date, the entity assesses whether there are objective indications of impairment of the subsidiary. If any such indication exists, the entity determines the impairment loss as the difference between the recoverable amount of the subsidiary and its carrying amount, taking it to the profit and loss account. Results from transactions with or between participating interests that are carried at equity method are recognized according to the Ferrovial stake in these companies. Equity Share capital paid called up Costs related to the incorporation and issuance of shares are charged directly to equity, less relevant income tax effects. INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_427

Share premium Everything contributed by shareholders at any time in excess of the nominal share capital was recognized in share premium. This also includes additional capital contributions by existing shareholders without the issue of new shares. Revaluation reserves Revaluation reserves is a legal reserve and takes into account the impact of taxes on equity and results by forming a provision for deferred taxation charged to the revaluation reserves. It arises from the movements in the value of derivatives used as part of cash flow hedging that are recognized directly within the revaluation reserve Treasury shares If the Company purchases treasury shares, the purchase price or carrying amount of the treasury shares, including transaction costs, are charged to the item other reserves, unless otherwise stated by the General Meeting. In case the treasury shares are sold, the result will be added to other reserves. Treasury shares are held in equity unless sold or legally withdrawn. Share in results of participating interests The share in results of participating interests is the amount by which the carrying amount of the participating interest has changed since the previous financial statements as a result of the earnings achieved by the participating interest to the extent that this can be attributed to the company. 1. Notes to the Company’s balance sheet at December 31, 2025 1.1 Financial non-current assets The financial non-current assets can be broken down as follows: (Million euro) Note 31 December 2025 31 December 2024 Participating interests in group companies 1.1.1 12,521 12,815 Receivables from group companies 1.1.2 0 256 Deferred tax 1.1.3 130 55 Other receivables 1.1.4 101 37 Total financial non-current assets 12,752 13,163 More details in the following sub-notes. INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_428

1.1.1 Participating interests in Group companies

The direct subsidiaries and the related movements throughout the year are disclosed below:

(Million euro)	Balance at January 1, 2025	Capital contribution (+) /reduction (-)	Dividends	Share in results of participating interests	Derivatives Impact	Exchange differences	Other direct equity movements of participating interests	Balance at December 31, 2025
Ferrovial Construction International SE	962	–		194	–	(13)	–	1,144
Cintra Global SE	7,890	–	(352)	495	(87)	(432)	(1)	7,513
Ferrovial Airports International SE	2,909	–	(453)	334	1	(4)	28	2,815
Ferrovial Netherlands B.V.	80	(20)	–	(1)	–	(5)	–	54
Ferrovial Ventures Netherlands B.V.	11	–	–	–	–	(1)	–	10
Ferrovial Transco International B.V.	126	–	–	(14)	(4)	1	(11)	99
Ferrovial EG SE	67	–	–	(13)	–	–	36	89
Ferrovial Ventures Ltd.	12	–	–	–	–	(1)	–	11
Ferrovial Services Netherlands B.V.	26	–	–	12	–	(2)	(36)	–
Thalia Waste Treatment B.V.	53	79	–	(55)	–	(4)	1	75
Ferrovial Digital Infrastructures BV	–	30	–	(2)	–	–	(10)	18
Ferrovial Inversiones, S.A.	2	–	–	–	–	–	–	3
Ferrovial Construccion, S.A.	242	–	(31)	13	1	3	39	267
Ferrovial Aeropuertos España, S.A.	28	–	–	2	–	–	–	30
Ferrovial Energía S.A.	25	–	–	2	–	(1)	41	67
Ferrovial 001, S.A.	90	1	–	–	–	–	–	92
Cintra Infraestructuras España S.L.	49	–	–	23	(2)	–	(16)	54
Ferrofin S.L.	88	(44)	(29)	(16)	–	26	–	25
Ferrovial Corporación, S.L.	15	–	(9)	7	–	–	–	13
Temauri, S.L.	5	–	–	–	–	–	–	5
Krypton RE S.A.	21	–	–	2	–	–	–	23
Ferrovial Mobility S.L.	15	–	–	2	–	–	–	17
Landmille, Ltd. - GBP	1	–	(1)	–	–	–	–	–
Ferrovial 004, S.L.U	66	–	(66)	4	–	–	–	4
Ferrovial Ventures, S.A.U.	18	–	–	–	–	–	–	18
Ferrovial 008, S.L.U.	–	31	–	–	–	–	–	31
Ferrovial 009, S.L.U.	–	43	–	–	–	–	–	43
Others	13	20	–	(18)	–	–	(12)	3
Total	**12,815**	**141**	**(940)**	**972**	**(91)**	**(434)**	**59**	**12,521**

Cintra Global SE

On October 16, 2025, as part of the approval of the annual accounts of Cintra Global SE, its sole shareholder, Ferrovial SE, approved the distribution of a dividend corresponding to the result of the 2024 financial year, amounting to EUR 351.6 million.

On June 6, 2025, the management board of Cintra Global SE formally approved a restructuring under which the company would become the direct holder of all shares in Cintra Infrastructures SE, unifying all Dutch Cintra entities into a single corporate structure.

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS**_429

Ferrovial Airports International SE On 16 December 2025, Ferrovial Airports International SE approved an interim distribution in kind to its shareholder, Ferrovial SE, for a total amount of EUR 452 million. The distribution was executed through the transfer and simultaneous settlement of an intercompany loan receivable between the parties, effectively cancelling the outstanding balance under the intra-group credit agreement, in accordance with applicable Dutch corporate law requirements and supported by the Company’s interim financial statements. On January 26, 2025, Ferrovial announced that a binding agreement has been reached with Ardian for the sale of its entire remaining stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd. Ferrovial Digital Infrastructures B.V On May 13, 2025 the Company made a share premium contribution in kind to Ferrovial Digital Infrastructures BV, under the Credit Agreement with an aggregate value of EUR 28 million with the aim of financing the acquisition, together with Budimex S.A., of the Polish company Sien Real Sp.z.o.o., through direct payments to the sellers (Sempiria Holding GmbH and Goldberg Solid Investment GmbH). Ferrovial SE contributes and assigns to Ferrovial Digital Infrastructure B.V. all credit rights against Ferrovial WAW 001 B.V. arising from the EUR 28 million loan. This assignment is made as a voluntary contribution to the issue premium. On June 17, 2025, Ferrovial Digital Infrastructure B.V., as sole shareholder, made a share premium contribution of EUR 2 million to Ferrovial WAW 001 B.V., in order to provide the Company with the necessary funding to cover general corporate costs. The contribution was executed through a wire transfer to the Company’s bank account, and was formalized as a voluntary share premium contribution (agiostorting) under Dutch law. Ferrofin S.L The EUR 44 million reduction corresponds to several subordinated intragroup loans granted during 2025 to support Thalia Waste Treatment B.V.’s funding requirements. The financing was provided in three tranches: GBP 10.5 million in June 2025, GBP 7 million in July 2025, and GBP 20.5 million in September 2025. These loans have no contractual maturity, accrue interest, and are fully subordinated to senior creditors. The year-end amount reflects the outstanding principal, capitalized interest, and the currency translation impact of GBP balances at the closing exchange rate. On 30 June 2025, the shareholders approved the 2024 accounts and agreed to distribute the full EUR 28.9 million profit as a cash dividend within three months. Ferrovial 004, S.L.U In July 2025, the sole shareholder of FERROVIAL 004, S.L.U. approved the distribution of a total dividend of EUR 65.6 million. This amount, comprising both the profit for the 2024 financial year and available reserves, was settled through the transfer of an intra-group receivable. The distribution complied with all requirements under Spanish corporate law, reflecting the company’s solid equity position and its capacity to generate and upstream value within the Group. Ferrovial 008, S.L.U On 1 December 2025, Ferrovial SE, acting through its Spanish branch as sole shareholder of FERROVIAL 008, S.L., approved a significant capital contribution amounting to EUR 31 million. The decision underscores Ferrovial’s long-term vision and its dedication to ensuring that each subsidiary is equipped with the resources needed to operate with resilience, stability, and strategic ambition. Ferrovial 009, S.L.U On 1 December 2025, Ferrovial SE, acting through its Spanish branch as the sole shareholder of FERROVIAL 009, S.L, approved a shareholder contribution amounting to EUR 42 million. This capital injection, recorded as a shareholder contribution under the Spanish General Chart of Accounts, reinforces the company’s liquidity position. 1.1.2 Receivables from group companies As of December 31, 2025, the receivable balance is nil (2024: EUR 256 million). The loan was fully settled and repaid on July 28, 2025. The loan, granted to Ferrofin SL on June 11, 2024, had a committed amount of EUR 300 million and an effective interest rate of 3.82%. INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_430

Movements in receivables from group companies were as follows:

(Million euro)	Receivables from group companies
Balance at January 1, 2025	**256**
Interests/amortization	11
Repayments	-267
Balance at December 31, 2025	**0**

1.1.3 Non-current deferred tax assets

Movements in non-current deferred tax assets were as follows:

(Million euro)	Non-current deferred tax assets
Balance at December 31, 2024	**55**
Tax Credits Dutch Tax Group	11
Temporary taxable differences Dutch Tax group	0
Tax Credits Spanish Tax Group	-15
Temporary taxable differences Spanish Tax group	79
Balance at December 31, 2025	**130**

Non-current deferred tax assets included in the Company balance sheet and related deferred tax charges or credits in the Company income statement can be broken down as follows:

	Balance sheet		Income statement	
(Million euro)	Balance at 31/12/2025	Balance at 31/12/2024	2025	2024
Temporary differences for set-off	84	5	80	4
Tax credits and carryforward losses	42	46	(4)	(17)
Others	4	4	–	–
Total	**130**	**55**	**75**	**(12)**

Tax credits

Deferred tax assets in the long term are recognized only to the extent that realization is probable. Tax credits considered by the Company are expected to be used in the long-term based on the projections made. A model was designed with the aim of assessing the recoverability of tax-loss carryforwards, based on the Group companies' latest available earnings projections.

The total balance recognized is EUR 42 million, of which EUR 15 million relates to tax credits for tax-loss carryforwards and EUR 11 million to other tax credits to be used by the Spanish Tax Group headed by the Branch and the remaining EUR 16 millions tax credit for tax-loss carryforwards are recognized for the tax group in the Netherlands.

The Company estimates that an amount of EUR 9 million of deferred tax assets is expected to reverse within one year.

Temporary differences for set-off and others

Non-tax-deductible accounting provisions of EUR 3,6 million (2024: EUR 3,1 million) results in temporary differences to be recoverable in the next following years.

Under Spanish tax consolidation scheme for periods beginning in 2023, 2024 and 2025, there is a restriction not allowing to include into the group's consolidated tax base, 50% of the individual tax-loss carryforwards of the entities that make up said group. For subsequent tax periods, the amount of the individual negative tax bases not included in the tax base of the tax group shall be incorporated into the group's tax base in equal parts, in each of the first ten tax periods. DTA recorded in this regard amounts EUR 87 Million (EUR 7 Million in 2024).

The deferred asset balance for EUR -3 million (2024: EUR -3 million) mainly relates to fair value adjustment losses accumulated which will have a tax effect when they are recognized to the income statement. They relate mostly to deferred tax assets arising from financial derivatives.

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS**_431

- Spanish and Netherlands taxes consolidated groups The Company is tax resident in The Netherlands as of 15 December 2018. Since then, the Company is subject to Corporate Income Tax in The Netherlands on a consolidation tax regime. The Company is the head of Ferrovial’s Dutch Fiscal Unity. Ferrovial SE is the head of the fiscal unity for corporate income tax purposes in Spain, while the Branch acts as the representative of Ferrovial SE. 1.1.4 Other non-current receivables Other non-current receivables for EUR 101 million (2024: EUR 37 million) mainly correspond to long-term derivatives. – Long-term derivatives Other non-current receivables include derivatives with a fair value of EUR 89 million (2024: EUR 31 million), corresponding to equity swaps, options and interest swaps. Equity swaps The Company has arranged equity swaps contracts to offset the potential financial impact of the exercise of share-based remuneration schemes granted to employees. These equity swaps do not qualify for hedge accounting and the related gains or losses are recognized as derivative result in the income statement (see consolidated financial statements note 5.5.a). The equity swaps hedge a given number of Ferrovial’s shares at a reference share price. During the swap term, Ferrovial pays interest at a given interest rate (EURIBOR plus a spread to be applied to the result of multiplying the number of shares by the strike price) and receives remuneration equal to the dividend on those shares. Ferrovial receives the difference between the arithmetic mean of the share price during the observation period and the reference price, multiplied by the number of shares contracted if the share has appreciated at maturity . Otherwise, Ferrovial would pay this spread to the financial institution. Its fair value at December 31, 2025 is EUR 44 million. The change in value during the year was due to the increase in Ferrovial's share price from EUR 40.6 at December 31, 2024 to EUR 55 at December 31, 2025, entailing an impact of EUR 27 million in the income statement. Also is worth mentioning the impact in the finance results of these instruments as an expense in the amount of EUR -2 million, being the total impact on cash resources of EUR 10 million (positive). At December 2025, these derivatives had a notional value equivalent to 1,580,364 shares which, based on the strike price of the equity swaps (price at which they must be settled with the banks), represented a total notional amount of EUR 43 million. Equity Options The Company includes equity options related to the non-dilutive cash-settled convertible bond issued in November 2025, as described in Note 5.2 b.1.1 and further detailed in Note 1.7 Non-current liabilities of the consolidated financial statements. This bond is accounted for as a hybrid instrument, comprising a host debt component and an embedded derivative with a notional amount of EUR 400 million, which is measured at fair value and recognized as a non-current liability (EUR –45 million). In addition, the Company has issued an external call option that mirrors the conversion option embedded in the bond. This external option is classified as a derivative financial instrument, measured at fair value (EUR 45 million), and recognized under derivative assets. Although both the embedded option and the external option are recognized separately, they are linked to the same underlying exposure and have opposite economic effects, resulting in fair value movements that largely offset each other. The following tables show the breakdowns of derivatives and the corresponding fair values at December 31, 2025 and December 31, 2024, including the notional maturities, and the total breakdown per financial instrument together with the cash flow maturities for the same periods: INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_432

	FAIR VALUE							NOTIONAL MATURITIES
(Million euro)	**Balance at 31/12/2025**	**Balance at 31/12/2024**	**2026**	**2027**	**2028**	**2029**	**2030 and beyond**	**TOTAL**
Equity swaps	44	29	44	–	–	–	–	44
Interest rate swaps	–	1	–	–	–	–	–	–
Cross-currency swaps (current asset)	–	1	–	–	–	–	–	–
External conversion option	45	–	–	–	–	–	400	400
Total asset balance	**89**	**31**	**44**	**–**	**–**	**–**	**400**	**444**
Embedded conversion option	(45)						400	400
Total liability balance	**(45)**	**–**	**–**	**–**	**–**	**–**	**400**	**400**
Total derivatives	**44**	**31**	**44**	**–**	**–**	**–**	**800**	**844**

	FAIR VALUE							CASH FLOW MATURITIES
(Million euro)	**Balance at 31/12/2025**	**Balance at 31/12/2024**	**2026**	**2027**	**2028**	**2029**	**2030 and beyond**	**TOTAL**
Equity swaps	44	29	44	–	–	–	–	44
Interest rate swaps	–	1	–	–	–	–	–	–
Cross-currency swaps	–	1	–	–	–	–	–	–
External conversion option	45	–	–	–	–	–	45	45
Total asset balance	**89**	**31**	**44**	**–**	**–**	**–**	**45**	**89**
Embedded conversion option	(45)						(45)	(45)
Total liability balance	**(45)**	**–**	**–**	**–**	**–**	**–**	**(45)**	**(45)**
Total derivatives	**44**	**31**	**44**	**–**	**–**	**–**	**–**	**44**

The notional amounts listed in the tables above include all those outstanding as of December 31, 2025. Accordingly, the maturities are presented as a positive figures and future increases, the amount of which has already been arranged, are shown as negative.

The overview below reflects hedge fair value changes from 2024 to 2025 and the effects of such changes on the company balance sheet and income statement.

	BALANCE SHEET			other impacts		Income statement impacts		
(Million euro)	**Balance at 31/12/2025**	**Balance at 31/12/2024**	**Variation**	**Impact on reserves**	**Cash movement**	**Derivative result income (+)/ expense (-)**	**Financial income (+)/ expense (-)**	**TOTAL**
Equity swaps	44	29	15	–	(10)	27	(2)	15
Interest rate swaps	–	1	(1)	1	(2)	–	–	(1)
Cross-currency swaps	–	1	(1)	1	(3)	–	1	(1)
External conversion option	45	–	45	–	47	(2)	–	45
Embedded conversion option	(45)	–	(45)	–	(47)	2	–	(45)
Total financial instruments	**45**	**31**	**14**	**2**	**(15)**	**27**	**(1)**	**14**

1.2. Other non-current assets

This balance mainly includes small equipment purchased, which decrease as long as they are depreciated, and the impact of rights-of-use under IFRS 16.

Right-of-use assets recognized under IFRS 16

IFRS 16 affects the Company's leases in which it is the lessee, having primarily lease agreements for long-term office buildings. More information is explained in detail in the consolidated financial statements.

Other non-current assets comprise an amount of EUR 4 million (2024: EUR 4 million) derived from the right-of-use of assets recognized under IFRS 16 leases and the associated liabilities, as described in note 3.7 'Right of use assets and associated liabilities' of the consolidated financial statements.

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS**_433

1.3. Receivables Receivables comprise the following: (Million euro) 31 December 2025 31 December 2024 Current receivables from group companies 232 347 Receivables relating to income tax 68 72 Other receivables 3 4 Prepayments and accrued income 3 3 Total receivables 306 426 At the reporting date, receivables are classified as current, as they are expected to fall due within one year. More details are broken down in the following sub-notes. 1.3.1. Current receivables from group companies (Million euro) 31 December 2025 31 December 2024 Dividends receivables 0 200 Short-term debt due group companies 61 18 Group company trade receivables 5 7 Group companies corporate income tax receivables 142 99 Other receivables 24 23 Total current receivables from group companies 232 347 – Dividend Receivables The dividend receivables in 2024 referred to the dividend declared by Cintra Global SE for EUR 200 million that was collected in 2025. – Short term debt due from group companies The short-term debt owed by group entities to Ferrovial SE comprise loans and current account positions which accrue an interest rate similar to those of the market and will become due and payable within twelve months. Short term loans from Ferrovial SE's subsidiaries to Ferrovial SE are reflected in the overview below: (Million euro) 31 December 2025 31 December 2024 407 Toronto Highway, B.V. 29 — Ferrofin S.L. 22 5 Cintra Inversiones S.L. 4 4 Budimex 4 4 Cintra Global SE 1 5 Other receivables 1 — Total short term debt due from group companies 61 18 The increase against previous year is mainly due to a receivable from 407 Toronto Highway BV and Ferrofin S.L., following internal dividends transactions within the group. The Company has current account arrangements in place to fund operational payments and to facilitate collections of intra- group debt. Interest over intra-group current account positions accrues at market rates. – Group Companies trade receivables The Company has trade receivables mainly related to services provided and guarantee fees charged to group companies. The main disclosures of short-term trade receivables are shown in the following table: INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_434

(Million euro)	31 December 2025	31 December 2024
Ferrovial Corporación, S.L.	1	1
Ferrovial Holding US Corp	–	3
W.W. Webber, LLC	1	1
Ferrovial Power Infraestructure Chile, SpA	1	1
Others	2	2
Total Group Companies trade receivables	**5**	**7**

These receivables will become due and payable within twelve months.

- **Group Companies corporate income tax receivables**

Ferrovial SE and its Spanish Branch act as the heads for Fiscal Unities in the Netherlands and Spain, so receivables and payables from group companies are recorded under Corporate Income Tax consolidation regimes. The main disclosures of corporate income tax receivables are shown in the following table:

(Million euro)	31 December 2025	31 December 2024
Ferrovial Construccion, S.A	29	32
Cintra Global SE	28	13
407 Toronto Highway, B.V.	18	18
Hubco Netherlands B.V	17	2
Autop.Terrasa Manresa, S.A.	13	11
Ferrovial Construccion International, SE	10	4
Cintra Infraestructuras España S.L.	5	4
Ferrovial Airports International, Ltd.	5	
Ferrofin S.L.	3	5
Ferrovial Netherlands B.V.	3	3
Ferrovial Corporación, S.L.	3	1
Autovía de Aragón, Sociedad Concesionaria, S.A.	2	–
Cintra INR Investments, B.V.	1	
Ferrovial 004, S.L.U	–	1
Others	5	5
Total Group Companies corporate income tax receivables	**142**	**99**

1.4 Cash

All cash balances held by the Company are freely available for use and are not subject to any restrictions on disposal at the reporting date.

1.5. Shareholder’s equity

Equity and net result according to the separate financial statements are not identical to the corresponding figures in the consolidated financial statements. The reconciliation between the two financial statements is as follows:

	Shareholder’s equity	
(Million euro)	**Balance at 31/12/2025**	**Balance at 31/12/2024**
Company financial statements	**6,226**	**6,422**
Group companies with equity deficit, valued at nil in the company financial statements	(318)	(347)
Consolidated financial statements	**5,908**	**6,075**

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS**_435

Group companies with equity deficit. The impact of EUR (318) million correspond from infrastructure projects with negative equity not recognized through the equity statement in the company financial statements. They have reduced its investment to zero, to the extent that the Company neither is liable for all or partially the debts of the participating interest or it has a constructive obligation to enable the participating interest to repay its debt.

The movements in equity are shown below:

(Million euro)	Share capital paid in and called up	Share Premium	Other reserves	Unappropriated profits	Revaluation reserves	Other legal reserves	Total
Closing balance December 31, 2024	**7**	**4,316**	**(955)**	**3,270**	**(10)**	**(206)**	**6,422**
Cash dividend	–	–	(156)	–	–	–	(156)
Treasury share purchases	–	–	(501)	–	–	–	(501)
Shareholders distribution	**–**	**–**	**(657)**	**–**	**–**	**–**	**(657)**
Income (expense) recognized directly in equity	–	–	–	–	(1)	(523)	(524)
Transfers to income statement	–	–		–	–	93	93
Total income (expenses) recognized for the year	**–**	**–**	**–**	**–**	**(1)**	**(430)**	**(431)**
Result of the year	–	–	–	894	–	–	894
Result appropriation	–	–	3,270	(3,270)	–	–	–
Share-based remuneration schemes	–	–	15	–	–	–	15
Other treasury shares repurchase	–	–	–	–	–	–	–
Other transactions	–	–	(17)	–	–	–	(17)
Closing balance December 31, 2025	**7**	**4,316**	**1,656**	**894**	**(11)**	**(636)**	**6,226**

Information about the shareholders distributions and other movements is disclosed in the consolidated financial statements in Note 5.1.1 Changes in equity.

Share capital

At December 31, 2025, fully subscribed and paid-in share capital stood at EUR 7,337,554 (EUR 7,295,600 in 2024), corresponding to Ferrovial SE as the Groups's parent holding company (see Consolidated Statement of Changes in Equity). Share capital consists of 733,755,372 ordinary shares (729,559,951 ordinary shares in 2024) in a single class with a par value of one euro cent each (EUR 0.01)

At December 31, 2025, shares were traded on the Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V. (the "Dutch Stock Exchange"), the Nasdaq in the United States and the Spanish Stock Exchanges. They all carried the same voting and dividend rights.

For the movements that occurred during the year 2025, please refer to note 5.1.2 Equity components - a. share capital, of the consolidated financial statements.

Share Premium

At December 31, 2025 the share premium reached EUR 4,316 million (EUR 4,316 million at December 31, 2024), as no adjustments were accounted for against this heading. This share premium is classed as unrestricted reserves.

Other reserve

The other reserve includes retained earnings, shares for the remuneration scheme for employees and treasury shares. The market value of the treasury shares held by Ferrovial at December 31, 2025 (13,129,191 shares) was EUR 727 million (EUR 315 million in 2024).

The movements in treasury shares are explained in detail in the consolidated financial statements (note 5.1.2.c).

Revaluation reserve

The revaluation reserve amounts EUR -11 million (2024: EUR -10 million) and it is a legal reserve and cannot be distributed . The revaluation reserves arise from the movements in the value of derivatives used as part of cash flow hedging that are recognized

INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_436

directly within the revaluation reserve. The movements for the year 2025 are detailed in the derivative movement in the Impact on reserves explained in note 1.1.4. related to derivatives and taking into account the tax impact.

Other legal reserve

The other legal reserves comprises the currency translation differences that arise by translation of the net investments and result from the participation's local currency into the currency in which the legal entity's financial statements are prepared (EUR).

(Million euro)	Derivatives Impact	Translation of net investments	Total Other legal reserves
Closing balance December 31, 2024	**176**	**-382**	**-206**
Translation to legal reserve for exchange differences	-90	-433	-523
Transfers to income statement	9	84	93
Closing balance December 31, 2025	**95**	**-731**	**-636**

In 2025, the currencies to which Ferrovial was most exposed in terms of equity (mainly the Indian rupee, Canadian dollar and US dollar), gave rise to currency translation differences of EUR -434 million, relating primarily to the depreciation of the Indian Rupee, derived from the investments in IRB Infrastructure Developers Limited (IRB) and IRB Infrastructure Trust (Private InvIT), and also due to the depreciation of the US dollar and Canadian dollar.

Amounts transferred from other comprehensive income to the income statement:

This impact reflects the reclassification from other comprehensive income to results of the amounts accumulated in equity (EUR 93 million), mainly related to currency translation differences (EUR 83 million) due the divestment of the mining services business in Chile (EUR 20 million), the dissolution of some non-euro companies (EUR 63 million), out of which EUR 25 million correspond to the holding company that hold the stake in AGS, netting the divestment impact executed in January 2025, and derivatives hedging divestment transactions (EUR 3 million) also related to the divestment of the stake in AGS as described in the consolidated financial statements (note 1.1.4).

Proposed distribution of 2025 profit

The Company posted a profit for 2025 of EUR 894 million.

The Board of Directors proposes to the Company's Annual General Meeting the following distribution of Ferrovial's individual unappropriated profit as at December 31, 2025:

Million EUR	2025
Unappropriated Profit/(loss) of Ferrovial SE. (individual company)	**894**
The Board of Directors proposes to appropriate the profit for the year 2025 in full to (million euros):	
Other reserves	894

The proposed distribution of profit has not been reflected in these financial statements.

1.6. Provisions

(Million euro)	31 December 2025	31 December 2024
Provision for tax matters	66	62
Provision for liability for participating interests	2	22
Other provisions	6	5
Total	**74**	**89**
Of which:		
term < 1 year	**43**	**22**
term >= 1 year and <=5 year	**26**	**62**
term > 5 year	**5**	**5**

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS**_437

Provision for liability for participating interests A provision is related to the participating interest in Ferrovial Emisiones, S.A. whose value under the net asset value method has become nil as the net asset value remains negative. A provision is carried at the expected amount payable. The movements related to the participating interest in Ferrovial Emisiones, S.A. can be explained as follows: (Million euro) Balance at January 1, 2025 Capital contribution (+) /reduction (-) Other movements Balance at December 31, 2025 Ferrovial Emisiones, S.A. -22 20 -1 -2 (Million euro) Balance at January 1, 2024 Capital contribution (+) /reduction (-) Other movements Balance at December 31, 2024 Ferrovial Emisiones, S.A. -20 -2 -22 The provision decrease for EUR 20 million (2024: increase EUR 2 million) is due to the capital contribution for EUR 20 million and losses incurred for the year 2025 and 2024 respectively. Provision for tax matters (Million euro) Provision Carrying amount at January 1, 2025 62 Releases Additions 4 Carrying amount at December 31, 2025 66 The provisions of EUR 66 million (2024: EUR 62 million) mainly comprises the following: • Provision for tax assessments raised by the Spanish tax authorities in respect of corporate income tax for the financial years 2002 to 2005 in the amount of EUR 33 million (2024: EUR 32 million). • Provision for tax assessments raised by the Spanish tax authorities in respect of corporate income tax for the financial years 2012 to 2014 in the amount of EUR 18 million (2024: EUR 18 million). • Provision for tax assessments raised by the Spanish tax authorities in respect of corporate income tax for the financial years 2006 in the amount of EUR 6 million (2024: EUR 6 million). • Provision for tax assessments raised by the Spanish tax authorities in respect of valued added tax for the financial years 2003 to 2005 in the amount of EUR 8 million (2024: EUR 8 million). Other provisions Provision regarding possible claims related to litigation estimated in EUR 5 million in 2025 ( EUR 5 million 2024 ). INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_438

1.7 Non-current liabilities

Movements in the non-current liabilities were as follows:

Non-current liabilities

(Million euro)	Non-current debentures and bonds	Non-current payables to credit institutions	Non-current payables to group companies	Non-current other liabilities	Total
Carrying amount at January 1, 2025	**496**	**60**	**5,433**	**12**	**6,001**
New financing	900		1,160	55	2,115
Repayments			(1,767)		(1,767)
Interests/amortization			145		145
Short-term reclassification			(780)		(780)
Amortised cost adjustment	(50)	–	(8)	–	(59)
Carrying amount at December 31, 2025	**1,345**	**60**	**4,183**	**67**	**5,655**
Of which:					
term >= 1 year and <=5 year	**945**	**60**	**4,183**	**67**	**5,255**
term > 5 year	**400**				**400**

Non-current liabilities with a remaining term of less than one year, including repayment commitments for the next year, are accounted for under current liabilities.

Non-current bonds

Non-current bonds include a sustainability-linked bond amounting to EUR 500 million issued in September 10, 2023, with an interest rate of 4.375%, and maturity date on 13 September 2030. The issue price is 99.587%. On January 16, 2025, Ferrovial SE additionally issued €500 million in notes with a 3.250% annual interest rate, priced at 99.402% of their face value. The notes pay annual interest every 16 January starting in 2026 and mature on 16 January 2030, redeemable at par. Early redemption is permitted under taxation events, make-whole call, residual maturity call, and following a change of control and rating downgrade.

The bonds were fully subscribed and paid up by investors on that date and admitted to trading in the regulated market of the Irish Stock Exchange.

In November 2025, the company issued EUR 400 million in Senior Unsecured Non-Dilutive Cash-Settled Convertible Bonds, maturing on 20 May 2031. The bonds were priced at 100% of par value, carry a 0.75% annual coupon payable semi-annually (on 20 May and 20 November), and are denominated in tranches of EUR 100,000 each.

This bond is a non-dilutive cash-settled convertible bond linked to the performance of Ferrovial SE shares, and mirrors the mechanics of traditional convertible bonds. Functioning as a hybrid instrument, combines the bond issued (EUR 353 million recognized as a financial debt) and an embedded derivative measured at fair value (EUR 47 million), and it effectively involves Ferrovial issuing a call option on its own shares, which mirror the terms of the call embedded in the bond. This bond is redeemable solely for cash, thereby achieving a neutral impact in terms of equity, ensuring that there is no dilutive impact on existing shareholders.

Non-current payables to credit institutions

Non-current payables to credit institutions include the following:

- One loan of EUR 60 million (2024: one loan totaling EUR 60 million) entered into on November 30, 2020, and maturity date on November 30, 2027. It bears interest at 0.425%.

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS**_439

Non-current payables to group companies

Non-current payables to group companies are EUR 4,183 million (2022: EUR 5,433 million) and comprises the following:

(Million euro)	31 December 2025	31 December 2024	Var
Ferrovial Emisiones, S.A.	499	1,278	-779
Ferrofin, S.L.	1,183	1,145	38
Ferrovial Netherlands B.V.	1,793	2,224	-431
Cintra Global SE	702	668	34
Hubco Netherlands. B.V.	0	100	-100
Krypton RE, S.A.	0	12	-12
Ferrovial Aravia, S.A.	7	6	1
TOTAL LONG-TERM LOANS	**4,183**	**5,433**	**-1,250**

- Intercompany loan of EUR 499 million (2024: EUR 1,278 million) with the subsidiary Ferrovial Emisiones S.A., received through the issuance of corporate bonds in 2020, at an annual coupon of 0.54%, matures in 2028. These funds were transferred to Ferrovial SE (formerly named Ferrovial S.A.) on the same terms as the bonds issued by this subsidiary. The main variation compared to the prior year is mainly explained by the reclassification to short-term of the intercompany debt with Ferrovial Emisiones S.A., which relates to the funds lent by this subsidiary following its 780-million-euro corporate bond issuance, bearing a fixed interest rate of 1.382% and maturing in 2026
- Intercompany credit line arranged with the subsidiary Ferrofin, S.L. on 30 November 2017 for a limit of up to EUR 3,000 million, maturing on 28 February 2029. The balance drawn down at December 31, 2025 amounted to EUR 1,183 million (2024: EUR 1,145 million).
- Intercompany credit line payable to Ferrovial Netherlands B.V. entered into on December 20, 2023 with maturity on February 28, 2030. The outstanding balance as 2025-year end was EUR 1,793 million and bears interests at a fixed rate of 2.86%.
- Intercompany credit line payable to Cintra Global SE entered into on December 18, 2024 with maturity on April 9, 2027. The outstanding balance as 2025-year end was EUR 702 million and bears interest at a fixed rate of 3.66%.

Non-current other liabilities

Non-current liabilities mainly relate to equity options amounting to EUR 45 million, corresponding to the embedded derivative component of the non-dilutive cash-settled convertible bond. Further details on this hybrid instrument and the related equity options are provided in the derivatives note (Note 1.1.4)

Non-current liabilities include indemnities assumed as part of the services business divestment.

Additionally, it includes the liabilities associated to IFRS 16 which are mainly lease agreements for buildings, relating to long-term office leases for EUR 4 million.

1.8 Current liabilities

The remaining term of the current liabilities is less than one year. The total current liabilities and payables to group companies are specified as follows:

(Million euro)	31 December 2025	31 December 2024
Current payables to credit institutions	0	252
Debentures and bonds	72	255
Amounts due to group companies	1136	696
Payables relating to income tax	0	19
Accrued liabilities	5	5
Current trade payables	1	0
Current other liabilities	21	28
Total current liabilities	**1,236**	**1,256**

Current payables to credit institutions

In July 2018, Ferrovial refinanced the liquidity facility and included sustainability criteria in the process for a maximum of EUR 1.100 million. The limit was reduced to EUR 900 million in 2025 and the balance can be drawn-down in EUR, USD, CAD and GBP. As at 31 December 2025, it has not been drawn down.

On January16, 2025, EUR 252 million was repaid. In order to cover possible interest rate and foreign exchange fluctuations affecting this debt, Ferrovial arranged cross currency swaps for USD 260 million, maturing in 2025 for an agreed equivalent value of EUR 250 million.

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS**_440

Debentures and bonds

This Euro Commercial Paper (ECP) issuance program has been renewed each year since 2018, with maturities between 1 and 364 days as from the issue date, allowing further diversification of capital market funding and more efficient liquidity management.

The notes outstanding during 2025 were issued under the EUR 1,500 million Sustainability Target STEP label compliant Euro-commercial paper program registered on July 31, 2023, at an average rate of 2.62% (2024: 3.74%). Regarding the notes outstanding as of December 31, 2025, the average cost were 2.04% (2024: 3.17%).

Regarding the movement during 2025, it is worth noting the variation in the Euro Commercial Paper issued at December 2025 closing (EUR 50 million) compared to December 2024 (EUR 249 million), representing a repayment of EUR 199 million.

Current liabilities also include the accrued payment of the coupon of the bond included in non-current liabilities for EUR 22 million.

Current debts to other group companies

The group companies' debt comprises the following:

(Million euro)	31 December 2025	31 December 2024
Debt payable to subsidiaries	1,078	637
Trade payables to other group companies	5	10
Corporate income tax payable	54	48
Amounts due to group companies	**1,136**	**696**

Current payables to other legal entities and companies with a participating interest in the legal entity include an amount of EUR 1,136 million (2024: EUR 696 million). The corporate income tax payable refers to amounts owed to tax authorities as a result of the final settlement of corporate income tax for the fiscal year by Ferrovial SE and its Spanish branch, which serve as the heads of the fiscal unity in both The Netherlands and Spain.

The debt payable to subsidiaries is detailed in the following table:

(Million euro)	31 December 2025	31 December 2024	Var.
Ferrovial Netherlands B.V.	2	3	-1
Ferrovial Emisiones, S.A.	787	7	780
Cintra Global SE	18	1	17
Short-term loan	**807**	**11**	**796**
Ferrovial Netherlands B.V.	271	606	-335
Ferrovial Corporación, S.A.U.	0	1	-1
Ferrofin, S.L.	0	18	-18
Others	0	1	-1
Group Companies - Current accounts	**271**	**626**	**-355**
Total Group Companies debt	**1,078**	**637**	**441**

The Company significant movements during the year can be explained as follows:

- The intercompany debt from Ferrovial Emisiones S.A. of EUR 787 million relates to the funds lended by this subsidiary after issuance of its EUR 780 million corporate bond, with a fixed interest rate of 1.382% which matures in 2026.
- The short-term current account with Ferrovial Netherlands BV, amounting to EUR 271 million as at December 31, 2025, arises from the Group's cash-pooling arrangement. Ferrovial Netherlands BV acts as the Group's banking entity in the Netherlands, centralizing treasury operations and managing the daily cash positions of participating entities.

Trade payables to other group companies

The Company records trade payables for services received are 5 million in 2025 (2024: EUR 10 million mainly from Ferrovial Corporación, S.A.U.

Accrued liabilities

As of December 31, 2025, accrued liabilities of EUR 5 million (2024: EUR 5 million) pertain to unpaid fees for services rendered by group companies and suppliers that were not billed at year-end.

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS**_441

2. Notes to the Company Income Statement at December 31, 2025 2.1 Revenue Ferrovial SE revenue comprises the amounts invoiced to group companies in relation to guarantees given as described in Note 4 and for services provided. (Million euro) 2025 2024 Guarantee charges to group companies 3 7 Other income from group companies 19 16 Revenue 23 23 The revenue breakdown by geographic area of the companies that the services are provided to is as follows: (Million euro) 2025 2024 Spain 17 14 Netherlands 2 2 US 2 6 Other 2 1 Revenue 23 23 2.2 Personnel expenses The average number of full time equivalents was 12.1 in 2025 (2024: 12.1), of which 9.3 working in the Netherlands and 2.8 in Spain. The total personnel costs were EUR 20 million (2024: EUR 21 million), including social security charges for EUR 0.18 million (2024: EUR 0.23 million). There were no pension charges. (Million euro) 2025 2024 Var. 25/24 Wages and salaries -16 -18 2 Social security contributions 0 0 0 Share-based payments -3 -3 0 Personal expenses -20 -21 2 2.3 Other operating expenses (Million euro) 2025 2024 Travel expenses -1 -1 Third-party expenses -11 -15 Expenses charged from group companies -33 -35 Other general expenses -10 -10 Operating Expenses -55 -61 The third-party expenses for EUR 11 million (2024: EUR 15 million) decreased against previous year. The expenses charged from group companies for EUR 33 million (2024: EUR 35 million) includes fees and costs incurred by entities in Spain to be charged to the parent. The other general expenses include insurance premiums, rent cost and other general expenses. INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_442

2.4 Profit and loss on disposals of fixed assets The results amounting EUR -34 million (2024: EUR 10 million) mainly corresponds to historical foreign-exchange translation differences reclassified from other comprehensive income (OCI) to the income statement (EUR -44 million), derived from the liquidation during the year of the holding company that held the investment in the services business in UK, with no cash impact. Additionally, EUR 10 million results relates to the update of the indemnities and earn-outs associated with the Services Business disposal in Spain and Portugal (detailed in the consolidated financial statements, Note 1.1.5 and Note 2.8). 2.5 Financial income and expense Financial income (Million euro) 2025 2024 Interest income on loans to group companies 6 8 Interest on bank accounts 3 2 Other financial income 7 8 Total financial income 16 18 Financial expenses The financial expenses include borrowing costs related to intercompany financing, payables to credit institutions, on issuance of bonds, charges on guarantees for expenses billed by banks and credit institutions, between others; and can be detailed as follows: (Million euro) 2025 2024 Interest expense on loans from group companies -174 -154 Interest expense on debt issuance -42 -41 Interest expense on credit institutions -1 -14 Guarantee expense -3 -5 Other financial expenses -7 -3 Total financial expense -227 -218 2.6 Income tax credit (charge) The company’s income tax receivable can be summarized as follows: (Million euro) 2025 2024 Current year tax charge 73 41 Prior-year adjustments 41 17 Deferred tax assets/liabilities 79 -1 Reversal of tax risks 0 Other 1 0 Total Income tax credit 194 56 In 2025, corporate tax credit was recognized in the amount of EUR 194 million (EUR 56 million in 2024) as shown in the following table: (Million euro) 2025 2024 Profit/(loss) before tax -272 -226 Tax at corporation tax rate of 25.8%/25.0% in The Netherlands/Spain 69 58 Unrecognized tax losses of the year -60 -21 Deferred tax Assets recognized related to 50% limit compensation of tax losses for the year 141 0 Prior year 41 17 Other adjustments 3 2 Total corporate income tax 194 56 Effective rate 71.4% 25.0 % The corporate income tax shown represents a tax benefit, accordingly, the effective tax rate also reflects a tax benefit. For the analysis of the corporate income tax, we have to consider the following main adjustments: INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_443

- Unrecognized tax losses generated in the 2025 (EUR 60 million for 2025 from Netherlands and Spain) and EUR 21 million from Netherlands for 2024).
- As a consequence of Ferrovial Services Netherlands BV and Landmille Ireland DAC liquidation, both subsidiaries of Ferrovial SE Branch in Spain, a deductible tax loss arises at the Spanish Tax Group level, whose net impact together with the unrecognised tax losses and other adjustments is EUR 81 million.
- Prior year tax adjustment amounted EUR 41 million in 2025 (EUR 17 million in 2024) The 2024 amount mainly included EUR 8 million of income arising from Spanish tax inspections together with year-end true-up adjustments following the filing of prior year corporate income tax returns, reassessments of tax position for years open to inspection, updates to the recoverability of deferred tax assets, and the impact of the ruling related to Royal Decree Law 3/2016.The 2025 amount primarily reflects an additional EUR 15,5 million of income tax recognized in relation to tax inspections completed in 2025. The remaining impact relates to true-up of prior tear tax filings and the impact of the allocations of net operating losses following the break up of the Dutch fiscal unity in 2023 which has nil net impact at fiscal unity level.

Pillar Two - disclose of unrecognized deferred tax assets corresponding to non-deductible accounting impairment.

This section refers to the treatment for Pillar Two purposes of the non-deductible accounting impairment registered by Ferrovial SE, Sucursal en España, on the value of its investments in group companies.

According to Pillar Two GloBE Rules issued by the OECD (Article 9.1, paragraph 9.1.1), when determining the effective tax rate for a jurisdiction in a transition year and each subsequent year, the MNE group must consider all deferred tax assets and liabilities disclosed in the financial accounts of all constituent entities in that jurisdiction for the transition year.

Ferrovial SE Sucursal en España (hereinafter 'the Branch') maintains accounting records relating to its activities and records any impairment in the value of its investments in group companies, where applicable. Under Spanish corporate income tax regulations, accounting impairments and risk provisions on investments in group companies are not tax deductible and are therefore added back to the taxable base each fiscal year. This creates a difference between the profit before tax and the taxable base.

Although the Branch does not recognize a deferred tax asset for this difference, it may be tax-deductible under applicable Spanish tax regulations if the subsidiary is liquidated, thereby reducing the Branch's taxable income in a future period.

For the Branch to consider the unrecognized deferred tax asset for Pillar Two purposes in the future, the details of the accounting impairment added back to the taxable base at December 31, 2023, 2024 and 2025 -through a positive tax adjustment performed in the corresponding corporate income tax returns - are hereby disclosed.

(Million euro)	2025	2024	2023
Ferrovial Inversiones, S.A.	0	0	0
Ferrovial Aeropuertos España, S.A.	119	121	122
Cintra Infraestructuras España, S.L.	120	54	52
Ferrovial Emisiones, S.A.	35	25	31
Ferrofin, S.L.	21	0	0
Temauri,S.L.	13	13	13
Pilum, S.A.	0	2	2
Ferrovial Mobility, S.L.	31	31	31
Landmille Ireland Dac	0	313	313
Ferrovial Services Netherlands BV	0	308	312
Thalia Waste Treatment BV	17	0	0
Total Tax Adjustment	**357**	**867**	**876**

The Branch´s unrecognized deferred tax asset for FY 2025 would amount to €89M approximately equivalent to 25% of the total tax adjustment above (€217 M for FY24 and €219M for FY23).

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS**_444

3. Audit fees

The costs of the Group for the external auditor charged to the financial year from PricewaterhouseCoopers Accountants NV was EUR 5 million.

(Million euro)	PwC Accountants N.V.	Other PwC	2025	EY Accountants B.V.	Other EY	2024
Fees for audit services	1	8	9	1	13	14
Fees for audit related services	–	1	1	1		1
Tax fees	–	1	1			
Other non-audit services	–	–	–		–	–
Total	**1**	**9**	**10**	**2**	**13**	**15**

The fees stated above for the audit of the financial statements are based on the total fees for the audit of the 2025 financial statements, regardless of whether the procedures were already performed in 2026.

4. Commitments and contingencies not included in the balance sheet

Guarantees

The Company's contingent liabilities include bank and other guarantees given to certain Group companies.

Guarantees given to third parties

The Company issues guarantees in favor of clients, partners in a project or banks which provide guarantee facilities, among others which secure obligations assumed under a contract by the guaranteed company, which is generally part of the Company's group. Therefore, the Company as a guarantor, assumes the responsibility for the payment or performance obligations of the Guaranteed Company by agreeing to compensate the beneficiary in the event of such non-payment or performance.

At the 2025 year-end, these guarantees amounted up to EUR 5,891 million (2024: EUR 6,623 million) and includes:

- Guarantees given in favor of Ferrovial Emisiones, S.A. covering corporate bond issues for a total nominal amount of EUR 1,280 million (2024: EUR 1,780 million). All bond issues completed by Ferrovial Emisiones S.A. are secured by Ferrovial SE. However, with regard to this transaction, Ferrovial records intercompany long-term loan to Ferrovial Emisiones, S.A. amounting to EUR 1,277 million (Note 1.7), and short term loans amounting to EUR 7 million (Note 1.8), which relate to the bond issuances completed in previous years.
- Bonds under the US Bonding program, in which Ferrovial SE is co-guarantor, that amount to EUR 4,531 million (2024: EUR 4,717 million).
- Parent Company Guarantees given in favor of the Construction business line in the amount of EUR 54 million (EUR 63 million in 2024), Highways business line in the amount of EUR 6 million (EUR 1 million in 2024), and Energy business line in the amount of EUR 3 million.

Bank Guarantees

In addition to the above, at 2025 year end the Company holds bank guarantees amounting to EUR 248 million (2024: EUR 534 million) under guarantee facilities, of which:

- EUR 63 million relates to equity contribution commitments made to its various subsidiaries (2024: EUR 330 million), mainly for the project New Terminal One JFK (US).
- EUR 119 million (2024: EUR 125 million) in financial guarantees mainly relating to tax proceedings.
- EUR 66 million (2024: EUR 78 million) in technical guarantees related to compliance with its non-financial obligations, such as participation in tenders, or project performance obligations.

Other guarantees

Other guarantees relate to the indemnities and updated earn-outs associated with the disposal of the Services business in Spain and Portugal described in the note 2.8 of the Consolidated Financial Statements. The best assessment thereof is already considered in the financial statements.

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS**_445

- **Litigation and other contingent liabilities**

Please refer to the consolidated financial statements for more information regarding litigation and other contingent liabilities in note 6.5.

Fiscal unity

Ferrovial SE is the head of the fiscal unity for corporate income tax purposes in the Netherlands. The fiscal unity includes, Ferrovial EG SE., Ferrovial Airports International SE., Ferrovial Transco International B.V., Cintra Global SE., Ferrovial Construction International SE, 407 Toronto Highway B.V., Hubco Netherlands. B.V., Ferrovial Netherlands B.V., Ferrovial Ventures Netherlands B.V., Ferrovial Airports FMM B.V., Ferrovial Airports Turkey B.V., Thalia Waste Treatment B.V., Cintra Projects B.V., Cintra IM Investments B.V., Cintra Invit Investments B.V., Cintra INR Investments B.V., Ferrovial Digital Infrastructuree B.V., and Ferrovial WAW 001 B.V.

Ferrovial SE is the head of the fiscal unity for corporate income tax purposes in Spain, while the Branch acts as the representative of Ferrovial SE. The fiscal unity includes Ferrovial Emisiones, S.A.U., Ferrovial Corporación, S.A.U., Ferrofin, S.L., Ferrovial Inversiones, S.A., Temauri, S.L.U., Ferrovial 001, S.A., Ferrovial Venture VI, S.A.U., Ferrovial Ventures, S.A.U, Ferrovial 008, S.L.U., Ferrovial 009, S.L.U., Ferrovial 011, S.A.U, Ferrovial 012, S.A.U, Ferrovial 013, S.A.U, Ferrovial 014, S.A.U, Ferrovial 015, S.L., Ferrovial 016, S.L., Ferrovial 017, S.L., Ferrovial Mobility, S.L., Roland Servicios Empresariales,S.L.U., Ferrovial Infraestructuras Energéticas, S.A., Parque solar Casilla S.L.U., Cea Infraestructuras Energéticas S.L, Júcar Infraestructuras Energéticas,S.L., Pisuerga infraestructuras Energéticas,S.L Ferrovial 004, S.L., Ferrovial Growth VI, S.L.U., Ferrovial Transco España, S.A.U., Ferrovial Aeropuertos España, S.A., Ferrovial Construcción, S.A., Cimentaciones Especiales y Estructurales Cimsa, S.A., Cadagua, S.A, Ferrovial Medio Ambiente y Energía, S.A., Arena Recursos Naturales, S.A., Ferrovial Conservación, S.A., Tecpresa Structural Solutions, S.A., Ditecpesa, S.A., Compañía de Obras Castillejos, S.A., Urbaoeste, S.A., Concesionaria de Prisiones Lledoners, S.A., Depusa Aragon, S.A., Ferrovial Railway, S.A., Webber Equipment & Materials LLC, sucursal en España, Ferrovial Energía, S.A., Siemsa Control y Sistemas S.A., Cintra infraestructuras España, S.L.U., Cintra Servicios de Infraestructuras, S.A., Cintra Inversiones, S.L.U, Autovía de Aragón sociedad concesionaria, S.A., Ferrovial Aravía S.A., Pilum, S.A., Autopista Terrassa-Manresa, Autema,Concesionaria de la Generalitat de Catalunya, S.A., Inversora Autopistas de Cataluña, S.L.U., Cintra Inversora de Autopistas de Cataluña, S.L, Autopista Alcalá O' Donell, S.A.U.

5.Remuneration of directors

The Company has a one-tier board system consisting of executive as well as non-executive board members.

The remuneration, including other benefits, of the current executive and non-executive directors charged to the legal entity in the financial year amounted to EUR 15 million (2024: EUR 14 million). The remuneration to former directors is nil since there were no changes in the composition neither in the year under review nor in the previous year.

The total amount of the remuneration of directors can be split into:

(Million euro)	2025	2024
Executive board members	13	12
Non-executive board members	2	2
Total	**15**	**14**

Please refer to Note 6.7, Remuneration of the Board of Directors, of the consolidated financial statements

6. Events after the balance sheet date for the separate financial statements

The events occurred after the balance sheet date are detailed in the consolidated financial statements, Note 6.10.

INTEGRATED ANNUAL REPORT 2025. **SEPARATE FINANCIAL STATEMENTS_**446

Amsterdam, February 25, 2026 Board of Directors Mr. Rafael del Pino, Executive Director (Chairman) Mr. Óscar Fanjul, Non-Executive Director (Vice-Chairman) Mr. Ignacio Madridejos, Executive Director (Chief Executive Officer) Ms. María del Pino, Non-Executive Director Mr. José Fernando Sánchez-Junco, Non-Executive Director Mr. Philip Bowman, Non-Executive Director Ms. Hanne Sørensen, Non-Executive Director Mr. Bruno Di Leo, Non-Executive Director Mr. Juan Hoyos, Non-Executive Director (Lead Director) Mr. Gonzalo Urquijo, Non-Executive Director Ms. Hildegard Wortmann, Non-Executive Director INTEGRATED ANNUAL REPORT 2025. SEPARATE FINANCIAL STATEMENTS_447

Si lv er to w n, L on do n. U .K .

OTHER INFORMATION

10

PROVISIONS IN THE ARTICLES OF ASSOCIATION ON PROFIT APPROPRIATION [450]
INDEPENDENT AUDITOR´S REPORT [451]

Provisions in the articles of association on profit appropriation

In compliance with Article 2:392.1 b) of the Dutch Civil Code, Article 11 of Ferrovial's Articles of Association states the following regarding the distribution of profits:

- Ferrovial may make capital distributions to the extent that its equity exceeds the sum of (i) the paid up and called-up part of its share capital and (ii) the reserves which must be maintained by law or its Articles of Association.
- Dividend may be distributed after adoption of Ferrovial annual accounts. The Board of Directors may determine that an amount out of the profit will be added to the reserves. The remaining profits will be at the disposal of general meeting.
- Interim distributions are resolved upon by the Board of Directors and may be made out of Ferrovial´s profits of the then current financial year or at the expense of a distributable reserve.
- The corporate body resolving on a distribution decides whether such distribution is made in cash, in kind or in shares, or any combination thereof. The General Meeting may only resolve to make a distribution in kind or in the form of shares upon a proposal thereto made by the Board of Directors.
- All shares in Ferrovial share capital, with the exception of shares held by itself in treasury (unless encumbered with a right of usufruct or pledge), equally share in capital distributions.

SPECIAL VOTING RIGHTS AND NON-VOTING SHARES UNDER THE ARTICLES OF ASSOCIATION

Each share in FSE´s share capital confers the right to cast one vote at FSE´s general meeting. No votes can be cast on shares held in treasury by FSE itself or by any subsidiary.

BRANCH (FERROVIAL SE SUCURSAL EN ESPAÑA)

The Branch incorporated in Spain in 2023, Ferrovial SE Sucursal en España, includes the following direct ownership entities:

Entity	% stake	Entity	% stake
Ferrovial Inversiones, S.A.U.	100%	Ferrovial Venture VI, S.A.U.	100%
Ferrovial Emisiones, S.A.	100%	Ferrovial Ventures, S.A.U.	100%
Ferrovial Construcción, S.A.	99.99%	Ferrovial 008, S.L.U.	100%
Ferrovial Aeropuertos España, S.A.U.	100%	Ferrovial 009, S.L.U.	100%
Ferrovial MAD 01, S.A.U.	100%	Ferrovial 012, S.A.U.	100%
Ferrovial Infraestructuras Energéticas, S.A.U.	100%	Ferrovial 013, S.A.U.	100%
Cintra Infraestructuras España, S.L.U.	100%	Ferrovial 014, S.A.U.	100%
Ferrofin S.L.U.	100%	Ferrovial 015, S.L.U.	100%
Ferrovial Corporación, S.A.U.	100%	Ferrovial 016, S.L.U.	100%
Temauri, S.L.U.	100%	Ferrovial 017, S.L.U.	100%
Krypton RE S.A.	100%	Ferrovial 011, S.A.U.	100%
Ferrovial Mobility, S.L.U.	100%	Ferrocorp UK LTD.	100%
		Ferrovial Services Netherlands B.V.	100%
Ferrovial 004, S.L.U	100%	Thalia Waste Treatment B.V.	100%
		Ferrovial Energía, S.A.U.	100%

Regarding additional existing branches within Ferrovial, corresponding to the legal entities of the group, it is worth mentioning the branches located in India, France, Portugal, Chile, Saudi Arabia, Colombia, Spain, Czech Republic, Slovakia, Latvia, United Kingdom, Peru, Oman, Puerto Rico, Bolivia, Dominican Republic, Brazil, Uruguay, Argentina, Greece, Tunisia, Italy.

Please refer to Appendix II and III of the Consolidated Financial Statements included in this Annual Report for all Ferrovial SE subsidiaries and associates.

INDEPENDENT AUDITOR'S REPORT

The independent auditor's report is included on the following pages.

450_INTEGRATED ANNUAL REPORT 2025. **MANAGEMENT REPORT**

Independent auditor’s report To: the annual general meeting and the Board of Directors of Ferrovial SE Report on the audit of the financial statements 2025 Our opinion In our opinion: • the consolidated financial statements of Ferrovial SE together with its subsidiaries (‘the Group’) give a true and fair view of the financial position of the Group as at 31 December 2025 and of its result and cash flows for the year then ended in accordance with IFRS Accounting Standards as adopted by the European Union (‘EU’) and with Part 9 of Book 2 of the Dutch Civil Code; • the separate financial statements of Ferrovial SE (‘the Company’) give a true and fair view of the financial position of the Company as at 31 December 2025 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code. What we have audited We have audited the accompanying financial statements 2025 of Ferrovial SE, Amsterdam. The financial statements comprise the consolidated financial statements of the Group and the separate financial statements. The consolidated financial statements comprise: • the consolidated statement of financial position as at 31 December 2025; • the following consolidated statements for 2025: the income statement, the statement of comprehensive income, the statement of changes in equity and the cash flow statement; and • the notes to the consolidated financial statements, including material accounting policy information and other explanatory information. PricewaterhouseCoopers Accountants N.V., Thomas R. Malthusstraat 5, 1066 JR Amsterdam, P.O. Box 90357, 1006 BJ Amsterdam, the Netherlands, T: +31 (0) 88 792 00 20, www.pwc.nl ‘PwC’ is the brand under which PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287), PricewaterhouseCoopers Compliance Services B.V. (Chamber of Commerce 51414406), PricewaterhouseCoopers Pensions, Actuarial & Insurance Services B.V. (Chamber of Commerce 54226368), PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289) and other companies operate and provide services. These services are governed by General Terms and Conditions (‘algemene voorwaarden’), which include provisions regarding our liability. Purchases by these companies are governed by General Terms and Conditions of Purchase (‘algemene inkoopvoorwaarden’). At www.pwc.nl more detailed information on these companies is available, including these General Terms and Conditions and the General Terms and Conditions of Purchase, which have also been filed at the Amsterdam Chamber of Commerce.www.pwc.nl

The separate financial statements comprise: • the company balance sheet as at 31 December 2025; • the company income statement for the year then ended; and • the notes, comprising a summary of the accounting policies applied and other explanatory information. The financial reporting framework applied in the preparation of the financial statements is IFRS Accounting Standards as adopted by the EU and the relevant provisions of Part 9 of Book 2 of the Dutch Civil Code for the consolidated financial statements and Part 9 of Book 2 of the Dutch Civil Code for the separate financial statements. The basis for our opinion We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. We have further described our responsibilities under those standards in the section ‘Our responsibilities for the audit of the financial statements’ of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of Ferrovial SE in accordance with the European Union Regulation on specific requirements regarding statutory audit of public-interest entities, the ‘Wet toezicht accountantsorganisaties’ (Wta, Audit firms supervision act), the ‘Verordening inzake de onafhankelijkheid van accountants bij assuranceopdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics). Page 2 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Our audit approach We designed our audit procedures with respect to the key audit matters, fraud and going concern, and the matters resulting from that, in the context of our audit of the financial statements as a whole and in forming our opinion thereon. Therefore, we do not provide separate opinions or conclusions on information in support of our opinion, such as our findings and observations related to individual key audit matters and the audit approach to address fraud risk and going concern. Overview and context Ferrovial SE is a global company focused on the development and operation of sustainable infrastructure, headquartered in the Netherlands. Ferrovial SE operates in five core geographic markets and its business model is based on the integration of its business units Highways, Airports, Construction and Energy, where Construction supports the concession business with engineering capabilities to design and build infrastructure. The Group comprises several components and therefore we considered our group audit scope and approach as per section ‘The scope of our group audit’. As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we considered where the Board of Directors made important judgements, for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. In these considerations, we paid attention to, among others, the assumptions underlying the physical and transition risks related to climate change. In note 1.3.4 'Accounting estimates and judgments' of the consolidated financial statements, the Company describes the areas of judgment in applying accounting policies and the key sources of estimation uncertainty. Given the significant estimation uncertainty and the related higher inherent risks of material misstatements, we considered the following matters to be key audit matters in this report: • risk of misstatement in revenue from long-term constructions contracts; and • recoverability of fixed assets in infrastructure projects related to the US highways and the related goodwill of US highway I-66. Page 3 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Ferrovial SE assessed the potential effects of climate change, including the impact of climate-related risks on its infrastructure, global mobility activities and on the estimated future traffic volumes and concluded that these effects are not material to the financial statements. As part of our audit risk assessment, we obtained an understanding of the Group’s strategy, sustainability objectives and related governance, and evaluated the Board of Directors' assessment of the potential effects of climate-related risks on the financial statements. Based on our procedures and given the non- material potential effects disclosed in note 1.3.4. 'Accounting estimates and judgments' of the consolidated financial statements, we did not consider the climate-related risks to be a key audit matter. Other areas that were considered an area of focus, but not key audit matters, were: the sale of Ferrovial's stake in Heathrow, the completion of the sale of the 50% stake in AGS airports, the acquisition of an additional 5.06% stake in 407 ETR and, tax and legal matters. We ensured that the audit teams at both group and component level included the appropriate skills and competences which are needed for the audit of the Group. We therefore included experts in the areas of valuation, derivatives, forensics and specialists in the areas of tax and IT in our teams. The outline of our audit approach was as follows: Page 4 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Materiality Overall materiality: €136.8 million Audit scope We conducted audit work at 40 components in 10 countries. Site visits were conducted to 4 countries – these included visits to the components in Spain, the United States, Canada and Poland, which covered 27 components within our audit. Audit coverage: 87% of consolidated revenue, 91% of consolidated total assets and 94% of consolidated profit before tax. Key audit matters • Risk of misstatement in revenue from long-term construction contracts; and • Recoverability of fixed assets in infrastructure projects related to the US highways and the related goodwill of US highway I-66. First-year audit consideration After our appointment as the Company’s auditors, we developed and executed a comprehensive transition plan. As part of this transition plan, we carried out a process of understanding the strategy of the Group, its business, its internal control environment and IT systems. We examined where and how this affected the Company’s and the Group’s financial statements and internal control framework. Additionally, we read the prior year financial statements and we reviewed the predecessor auditor’s files and discussed and evaluated the outcome of the audit procedures included therein. Based on these procedures, amongst others, we obtained sufficient and appropriate audit evidence regarding the opening balances. Furthermore, we prepared our risk assessment, our audit strategy and our audit plan for the year 2025, which we discussed with the Board of Directors and its Audit and Control Committee. Page 5 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Materiality The scope of our audit was influenced by the application of materiality, which is further explained in the section ‘Our responsibilities for the audit of the financial statements’. Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures, and to evaluate the effect of identified misstatements, both individually and in aggregate, on the financial statements as a whole and on our opinion. Overall group materiality €136.8 million Basis for determining materiality We used our professional judgement to determine overall materiality. As a basis for our judgement, we used 0.5% of total assets. Rationale for benchmark applied We used total assets as the primary benchmark, based on our analysis of the common information needs of the users of the financial statements. Given the group’s asset intensive business model, where stakeholder value is driven primarily by the scale and performance of its asset base, we consider total assets the most relevant metric for the financial performance of the company. Component materiality Based on our judgement, we allocate materiality to each component in our audit scope that is less than our overall group materiality. The range of materiality allocated across components was between €57.3 million and €13.4 million. We also take misstatements and/or possible misstatements into account that, in our judgement, are material for qualitative reasons. We agreed with the Board of Directors that we would report to them any misstatement identified during our audit above €6.8 million as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons. Page 6 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

The scope of our group audit Ferrovial SE is the parent company of a group of entities. The financial information of this group is included in the consolidated financial statements of Ferrovial SE. We are responsible for the identification and assessment of the risks of material misstatement of the financial statements of the group, including those with respect to the consolidation process. Based on our risk assessment, we tailored the scope of our audit to ensure that we, in aggregate, performed sufficient work on the financial statements to enable us to provide an opinion on the financial statements as a whole. In setting the scope of our group audit we determined what audit work needed to be performed at group level or component level and whether involvement of component auditors was necessary. Based on this outcome, we subjected 8 components to audits of their complete financial information, as those components are considered significant due to risk or size. We further subjected 9 components to specific risk-focused audit procedures as they include significant or higher risk areas. Additionally, we selected 23 components for audit procedures to achieve appropriate coverage on financial line items in the consolidated financial statements. In total, in performing these procedures, we achieved the following coverage on the financial line items: Revenue 87% Total assets 91% Profit before tax 94% None of the remaining components represented more than 2% of total group revenue or total group assets. For those remaining components we performed, among other things, analytical procedures to corroborate our assessment that there were no significant risks of material misstatements within those components. Page 7 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

The group engagement team performed the audit work for 23 components centrally. For 2 components in Spain, 13 components in the United States, 1 in Canada, and 1 component in Poland we used component auditors who are familiar with the local laws and regulations to perform the audit work. Where component auditors performed the work, we determined the nature, timing and extent of direction and supervision of the component auditors and review of their work. We furthermore: • Issued group audit instructions to component auditors to set expectations for the component auditor’s work and facilitate our direction and supervision of the component auditor and review of their work. • Participated in discussions with component auditors as part of planning the engagement, including when we, as the group auditor, assigned tasks or procedures such as the performance of risk assessment procedures or determining the nature, timing and extent of audit responses to identified and assessed risks of material misstatement to component auditors. • Communicated with component auditors throughout the course of the group audit, either virtually by leveraging technology solutions, in-person meetings (e.g., as part of a site visit to the component auditor’s territory), or through a combination of these, in order to monitor the progress of the component auditor’s work. These ongoing communications included matters affecting the execution, completion and reporting of the group audit. • Reviewed relevant parts of the component auditor’s work including the component auditor’s communication of matters relevant to our conclusion with regard to the group audit. Our review of the component auditor’s work took place throughout the engagement. This included on-site and/or virtual reviews, including of the component auditor’s working papers in the United States, Canada, Spain and Poland. • Reviewed formal written communications prepared by the component auditor for component management, that were, based on our judgment, relevant to the group audit. • Attended certain key client meetings (e.g. interim meetings in early December 2025 and the pre- closing meetings held during site visits in January 2026) between the component auditors and components' management. Page 8 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

The group engagement team performed the audit work on the group consolidation, financial statement disclosures, construction projects in Canada, the United Kingdom and Australia, and a number of more complex items and processes controlled and monitored centrally by Ferrovial SE. These include impairment testing of goodwill, the triggering event analysis on fixed assets in infrastructure and investments in associates, derivative financial instruments, hedge accounting, the completion of the sale of Ferrovial's stake in Heathrow, the completion of the sale of the 50% stake in AGS airports, the acquisition of an additional 5.06% stake in 407 ETR and the audit procedures over the separate financial statements. By performing the procedures outlined above at the components, combined with additional procedures exercised at group level, we have been able to obtain sufficient and appropriate audit evidence on the Group’s financial information, to provide a basis for our opinion on the financial statements. Audit approach fraud risks We identified and assessed the risks of material misstatements in the financial statements due to fraud. During our audit we obtained an understanding of Ferrovial SE and its environment and the components of the internal control system. This included the Board of Directors' risk assessment process, the Board of Directors' process for responding to the risks of fraud and monitoring the internal control system. We refer to sections ‘Risk Report’ of the management report for the Board of Directors’ fraud risk assessment and the Corporate Governance Report, section 2.7.2, for the Audit and Control Committee responsibilities. We evaluated the design and implementation of relevant aspects of the internal control system with respect to the risks of material misstatements due to fraud and in particular the fraud risk assessment as well as the business code of ethics; suppliers' code of ethics; whistleblower procedures, incident registration and investigation protocols, among other things. Ferrovial SE has a compliance program, which includes a governance and organization structure that focuses on policies and procedures around risk management and training and education. We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness of internal controls designed to mitigate fraud risks. Page 9 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

We performed inquiries with a selection of members of the Board of Directors and senior management (internal audit department, legal affairs, compliance department, human resources, and regional directors) to evaluate their fraud awareness, the internal control environment in relation to fraud, the ‘tone at the top’ and entity-level controls. We also asked them whether they were aware of any actual or suspected fraud. This did not result in signals of actual or suspected fraud that may lead to a material misstatement. As part of our process of identifying fraud risks, we evaluated, in close co-operation with our forensic specialists, fraud risk factors with respect to financial reporting fraud, misappropriation of assets and, bribery and corruption. We evaluated whether these factors indicate that a risk of material misstatement due to fraud is present. We identified the following fraud risks and performed the following specific procedures: Identified fraud risks Our audit work and observations The risk of management override of controls The Board of Directors is in a unique position to perpetrate fraud because of their ability to manipulate accounting records and prepare fraudulent financial statements by overriding controls that otherwise appear to be operating effectively. That is why, in all our audits, we pay attention to the risk of management override of controls in: • The appropriateness of journal entries and other adjustments made in the preparation of the financial statements. • Estimates. • Significant transactions, if any, outside the normal course of business for the Group. We evaluated the design and implementation of the internal control system, in the processes of generating and processing journal entries, making estimates and monitoring projects. We also paid specific attention to the access safeguards in the IT system and the possibility that this will lead to violations of the segregation of duties. We performed our audit procedures in a mix of controls and substantive procedures. We selected journal entries based on risk criteria and conducted specific audit procedures for these entries, including inspection of the source documentation to assess the validity of the business rationale and substantiation of corroborating evidence. In this context, we also tested the consolidation and elimination entries. We further considered board minutes, adverse media, whistleblower reporting, internal audit reports and the outcome of our audit procedures. Page 10 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Identified fraud risks Our audit work and observations We paid particular attention to tendencies due to possible bias of the Board of Directors We performed specific audit procedures related to assess possible management bias in making significant estimates and judgements, such as listed in note 1.3.4 ‘Accounting estimates and judgements’ within the accounting policies section in the notes to the consolidated financial statements. These procedures include assessing management’s ability to make reasonable estimates by assessing previous estimations with actual outcomes, performing sensitivity analyses, testing the underlying models, methodology and inputs to supporting evidence and challenge management’s assumptions as applicable. Specifically, for the judgements and estimations applied as part of the impairment testing of investments in associates and goodwill, we engaged our valuation experts to develop independent range estimates of the discount rate and long-term growth rate. We verified that there were no significant transactions or events that were outside the normal course of business for the Group. Our audit procedures did not lead to specific indications of fraud with respect to management override of controls. The risk of fraudulent financial reporting due to an overstated valuation of construction contracts Based on our risk assessment procedures, we concluded that the risk of fraud in revenue recognition is related to the accuracy of revenue transactions, due to estimates in the estimated cost to completion and the measurement of progress in determining the percentage of completion (PoC). Refer to the audit response as part of the key audit matter ‘Risk of misstatement in revenue recognition in long-term construction contracts'. We incorporated an element of unpredictability in our audit. We reviewed lawyers’ letters. During the audit, we remained alert to indications of fraud. Furthermore, we considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud. Page 11 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Audit approach going concern As disclosed in note 1.2 'Going concern evaluation' of the consolidated financial statements, the Board of Directors performed its assessment of the entity's ability to continue as a going concern for at least 12 months from the date of the preparation of the financial statements and has not identified events or conditions that may cast significant doubt on the entity's ability to continue as a going concern (hereafter: going concern risks). Our procedures to evaluate the Board of Directors’ going concern assessment included, amongst others: • considering whether the board of directors’ going concern assessment included all relevant information of which we were aware as a result of our audit and inquiring with the Board of directors regarding their most important assumptions underlying its going concern assessment. Amongst others, the Board of Directors as well as we, took into consideration the assumptions underlying the valuation of fixed assets in infrastructure projects as it reflects future locked-in cashflows; • evaluating the Board of Directors’ current budget including cash flows for at least 12 months from the date of preparation of the financial statements taken into account current developments in the industry and all relevant information of which we were aware as a result of our audit; • analysing whether the current and the required financing has been secured to enable the continuation of the entirety of the entity’s operations, including compliance with relevant covenants; • performing inquiries of the board of directors as to its knowledge of going concern risks beyond the period of the Board of Directors’ assessment. Our procedures did not result in outcomes contrary to the Board of Directors’ assumptions and judgments used in the application of the going concern assumption. Page 12 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements. We have communicated the key audit matters to the Board of Directors. The key audit matters are not a comprehensive reflection of all matters identified by our audit and that we discussed. In this section, we described the key audit matters and included a summary of the audit procedures we performed on those matters. Key audit matter Our audit work and observations Risk of misstatement in revenue from long-term construction contracts Refer to Notes 'Revenue recognition’; ‘Accounting estimates and judgments’; and ‘Balances under Contract with Customers and other IFRS 15 disclosures' of the financial statements. Ferrovial SE is involved in large and complex long-term construction contracts for which the Company recognizes revenue over time in accordance with either the ‘input’ or the ‘output’ method. Revenue recognition for long-term contracts is significant to the financial statements based on the quantitative materiality and the degree of management judgment required to apply the input or output method for complex long- term construction projects. The output method, where the units completed in each contract are the basis used to recognize revenue, involves measuring the work carried out or surveying performance completed to date. The input method is applied where the output method cannot be applied, estimating the total costs forecast to complete the work, taking account of the expected profit margin for the whole project, using most recent budgets approved for each project. For both methods, management estimates the total amount of revenue to be recognized including variable consideration, modifications, claims or disputes, when applicable. Our audit procedures included obtaining an understanding of the internal control environment of Ferrovial SE, evaluating design, implementation and assessing the effectiveness of relevant controls related to the determination of units completed to reporting date, estimated total costs and revenue related to variable consideration, modifications and claims or disputes. Our audit procedures included, among others, discussions with project management and project controllers regarding the elements of estimation in revenue recognition. We evaluated management’s methodology and assessed the consistency of management’s approach with prior year budgets to ensure consistency in the margin and to perform back testing on this estimate. For substantive testing, we selected contracts based on quantitative and qualitative criteria, relevant due to either the total selling price, the amount of revenue recognized during the year or results on projects. We sample tested the remaining revenue population. Page 13 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Key audit matter Our audit work and observations The amount of project revenue, profit recognized as well as provisions for onerous contracts in a year, is dependent, inter alia, on the actual costs incurred, and the assessment of the measure of progress of (long-term) contracts for the output method, and the forecasted contract revenue and costs to complete of each project for the input method. Furthermore, the amount of revenue and result are influenced by the judgments in variation orders and claims. This often involves a high degree of judgment due to the complexity of projects, uncertainty measuring the units completed to reporting date, the estimated total costs forecast to complete the work and the estimated revenue related to variation orders for modifications, claims or disputes. Given significant judgment is involved, this inherently contains an increased risk of misstatement on these contracts, particular related to estimates in revenues from long-term construction contracts. We therefore considered this to be a key audit matter. Substantive audit procedures were performed for incurred costs, progress billings and revenue from completed projects. For a sample of long-term construction contracts, we tested management’s determination of the units completed to reporting date, which included evaluating specific contract clauses and related implications, as well as the project budgets and oversight reports, carrying out the following procedures: • We analysed margin trends for changes in both the selling price and the total budgeted costs. • We evaluated the consistency of the estimates made by the Group in the previous year using actual contract data for the current year. • We recalculated the percentage of completion of the selected works and compared our outcome with the Group's calculations. • Where applicable for output method contracts, we obtained the most recent certification of progress from the client. • And we performed physical site visits to selected projects. For contract modifications and claims being negotiated with clients, we obtained evidence of technical approvals and the status of economic negotiations, and detailed explanations from the Company's management. When applicable, we reviewed third-party expert reports on the impact of claims to significant contracts. We further obtained explanations for the reconciliation of the financial information and the project monitoring reports provided by the project managers. Page 14 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Key audit matter Our audit work and observations During our procedures we had an increased focus on the impact of challenging market conditions from economic volatility, global political uncertainties due to international conflicts, inflationary aspects and supply chain pressure. Considering risk criteria, we selected journal entries and performed audit procedures to assess potential misstatement of revenue. As part of our audit procedures, we inspected the source documentation to assess the validity of the business rationale and corroborating evidence. We also tested whether the disclosures are adequate and provide sufficient insight into the uncertainty and choice of valuation assumptions. In our opinion, the applied principles regarding the revenue recognition of construction contracts are adequate and sufficiently disclosed. The assumptions and estimates made by the board of directors fall within the acceptable range. In addition, our audit procedures did not lead to specific indications of fraud with respect to the accuracy of (estimates in) in revenue from long-term construction contracts. Recoverability of fixed assets in infrastructure projects related to the US highways and the related goodwill of US highway I-66 Refer to the notes 'Investments in infrastructure projects', 'Accounting estimates and judgments' and 'Investments in Infrastructure Projects' of the financial statements. Our audit procedures included obtaining an understanding of the internal control environment of Ferrovial SE, evaluating design, implementation and assessing the effectiveness of relevant controls related to management’s determination of impairment indicators and goodwill impairment assessment. These included controls over the measurement of the fixed assets in infrastructure projects related to the US highways and the related goodwill of US highway I-66, holding meetings with Ferrovial's management to obtain an understanding of the impairment indicators, valuation methodology and significant assumptions used and challenging management’s position. Page 15 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Key audit matter Our audit work and observations The Company’s consolidated fixed assets in infrastructure projects accounted under the intangible asset model were €12,360 million as of 31 December 2025, which includes the US highways for €11,402 million. In addition, the Company recognized in 2021 a related goodwill balance of €243 million corresponding to the acquisition of an additional 5.704% of the concession operator of the US highway I-66. These fixed assets in infrastructure projects are infrastructure investments made by the Company within the scope of IFRIC 12 where remuneration consists of an unconditional right to receive cash or other assets, or a right to charge fees for the use of the public infrastructure. Management assesses, at least at each reporting date, whether there is an indication that the fixed assets in infrastructure projects accounted under the intangible asset model may be impaired and, if so, performs an impairment test. In addition, the Company also tests its cash-generating units that include goodwill, for impairment. The related impairment tests are based on a discounted cash flow model, which involves management assumptions related to, among others, future traffic volumes, (dynamic) prices applied to customers, future operating expenses and the discount rate. Due to the significance of the amounts involved and significant management’s judgement required in estimating revenue projections (for example future traffic volumes and prices applied) and in determining the discount rate, we considered that the recoverability of the related assets has an increased risk of misstatement. We therefore considered this to be a key audit matter. Together with PwC valuation experts, we performed audit procedures, among others: (i) evaluated the appropriateness of the discounted cash flow model used in the (goodwill) impairment assessment; (ii) evaluated the reasonableness of the revenue projections and the discount rate assumptions used by management and assessing the reasonableness of management's assumptions for which public information is available, through comparison with market data, regulatory reports, and independent studies, and verifying inputs used compared to approved budgets; and (iii) tested the mathematical accuracy of the discounted cash flow projections used in the (goodwill) impairment assessment. We further performed sensitivity analyses on main significant assumptions, assessing the impact on the measurement. We also tested whether the disclosures are adequate and provide sufficient insight into the uncertainty and choice of valuation assumptions. Based on the audit procedures performed, we found the assumptions to be reasonable and supported by available evidence. Page 16 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Report on the other information included in the integrated annual report The integrated annual report contains other information. This includes all information in the integrated annual report in addition to the financial statements and our auditor’s report thereon. Based on the procedures performed as set out below, we conclude that the other information: • is consistent with the financial statements and does not contain material misstatements; and • contains all the information regarding the directors’ report, excluding the sustainability statement, and the other information that is required by Part 9 of Book 2 and regarding the remuneration report required by the sections 2:135b and 2:145 subsection 2 of the Dutch Civil Code. We have read the other information. Based on our knowledge and the understanding obtained in our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing our procedures, we comply with the requirements of Part 9 of Book 2 and section 2:135b subsection 7 of the Dutch Civil Code and the Dutch Standard 720. The scope of such procedures was substantially less than the scope of those procedures performed in our audit of the financial statements. The board of directors is responsible for the preparation of the other information, including the directors’ report and the other information in accordance with Part 9 of Book 2 of the Dutch Civil Code. The Board of Directors is responsible for ensuring that the remuneration report is drawn up and published in accordance with sections 2:135b and 2:145 subsection 2 of the Dutch Civil Code. Report on other legal and regulatory requirements and ESEF Our appointment We were appointed as auditors of Ferrovial SE on 24 April 2025 by the Board of Directors. This followed the passing of a resolution by the shareholders at the annual general meeting held on 24 April 2025. Page 17 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

European Single Electronic Format (ESEF) Ferrovial SE has prepared the integrated annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF). In our opinion, the integrated annual report prepared in XHTML format, including the marked-up consolidated financial statements, as included in the reporting package by Ferrovial SE, complies in all material respects with the RTS on ESEF. The board of directors is responsible for preparing the integrated annual report, including the financial statements in accordance with the RTS on ESEF, whereby the board of directors combines the various components into a single reporting package. Our responsibility is to obtain reasonable assurance for our opinion whether the integrated annual report in this reporting package complies with the RTS on ESEF. We performed our examination in accordance with Dutch law, including Dutch Standard 3950N ‘Assuranceopdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument’ (assurance engagements relating to compliance with criteria for digital reporting). Our examination included amongst others: • Obtaining an understanding of the entity’s financial reporting process, including the preparation of the reporting package. • Identifying and assessing the risks that the integrated annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including: - obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files have been prepared in accordance with the technical specifications as included in the RTS on ESEF; Page 18 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

- examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF. No prohibited non-audit services To the best of our knowledge and belief, we have not provided prohibited non-audit services as referred to in article 5(1) of the European Regulation on specific requirements regarding statutory audit of public- interest entities. Services rendered The services, in addition to the audit, that we have provided to the Company or its controlled entities, for the period to which our statutory audit relates, are disclosed in note ‘Audit Fees’ to the financial statements. Responsibilities for the financial statements and the audit Responsibilities of the Board of Directors for the financial statements The board of directors is responsible for: • the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as adopted by the EU and Part 9 of Book 2 of the Dutch Civil Code; and for • such internal control as the board of directors determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the board of directors is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the board of directors should prepare the financial statements using the going-concern basis of accounting unless the board of directors either intends to liquidate the Company or to cease operations or has no realistic alternative but to do so. The board of directors should disclose in the financial statements any event and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern. The Board of Directors is responsible for overseeing the Company’s financial reporting process. Page 19 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

Our responsibilities for the audit of the financial statements Our responsibility is to plan and perform an audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence to provide a basis for our opinion. Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high but not absolute level of assurance and is not a guarantee that an audit conducted in accordance with the Dutch Standards on Auditing will always detect a material misstatement when it exists. Misstatements may arise due to fraud or error. They are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. Materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion. We have exercised professional judgement and have maintained professional scepticism throughout the audit in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit consisted, among other things of the following: • Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or intentional override of internal control. • Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. • Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors. Page 20 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

• Concluding on the appropriateness of the board of directors’ use of the going-concern basis of accounting, and based on the audit evidence obtained, concluding whether a material uncertainty exists related to events and/or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report and are made in the context of our opinion on the financial statements as a whole. However, future events or conditions may cause the Company to cease to continue as a going concern. • Evaluating the overall presentation, structure and content of the financial statements, including the disclosures, and evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. We are responsible for planning and performing the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the financial statements. We are also responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. In this respect, we also issue an additional report to the audit committee in accordance with article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report. We provide the Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related actions taken to eliminate threats or safeguards applied. Page 21 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

From the matters communicated with the Board of Directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Amsterdam, 25 February 2026 PricewaterhouseCoopers Accountants N.V. Original has been signed by E. van der Vleuten RA MSc Page 22 of 22 Independent auditor’s report, Ferrovial SE, 25 February 2026

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